AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 28, 2014

REGISTRATION NO. 333-193251

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WEYERHAEUSER REAL ESTATE COMPANY

(Exact name of registrant as specified in its charter)

Washington	1531	91-0861867
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

c/o Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, Washington 98003

(253) 924-2345

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sandy D. McDade, Esq.

Senior Vice President and General Counsel

Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, Washington 98003

(253) 924-2345

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Andrew J. Pitts, Esq. D. Scott Bennett, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000	Keith P. Bishop, Esq. Allen Matkins Leck Gamble Mallory & Natsis LLP 1900 Main Street, Fifth Floor Irvine, California 92614 (949) 553-1313	Michael E. Flynn, Esq. Brian J. Lane, Esq. Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, California 92612 (949) 451-4054

Approximate date of commencement of proposed sale to the public: As soon as practicable on or after the effective date of this registration statement and after all other conditions to the completion of the exchange offer and merger described herein have been satisfied or waived.

If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(2)
Common shares	100,000,000	$24.18	$2,418,905,000.00	$311,554.96

(1)	Represents the total number of common shares of Weyerhaeuser Real Estate Company, par value $0.04 per share, offered in exchange for, or to be distributed in any pro rata dividend in respect of, the common shares, par value $1.25 per share, of Weyerhaeuser Company, as described in the Prospectus—Offer to Exchange filed as part of this registration statement. Pursuant to Rule 416 under the Securities Act of 1933, as amended, this registration statement also covers an indeterminate number of additional common shares of Weyerhaeuser Real Estate Company as may be issuable as a result of stock splits, stock dividends or similar transactions.
(2)	Calculated pursuant to Rule 457(c) and Rule 457(f) under the Securities Act of 1933, as amended, based on the average of the high and low prices of shares of common stock of TRI Pointe Homes, Inc., as reported on the New York Stock Exchange on January 8, 2014, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger) and rounded down to the nearest cent. The filing fee applicable to the offering of common shares of Weyerhaeuser Real Estate Company contemplated by this registration statement was paid in connection with TRI Pointe Homes, Inc.’s Registration Statement on Form S-4, which was filed on January 9, 2014 (Registration No. 333-193248). The common shares of Weyerhaeuser Real Estate Company that will be exchanged for common shares of Weyerhaeuser Company (or distributed to eligible shareholders of Weyerhaeuser Company in a pro rata distribution, if any) as contemplated by this registration statement will immediately be converted into the right to receive shares of common stock of TRI Pointe Homes, Inc. pursuant to the Transaction Agreement (as defined herein). Because the conversion will be immediate, Weyerhaeuser Real Estate Company has not remitted a separate filing fee.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said
Section 8(a), may determine.

EXPLANATORY NOTE

Weyerhaeuser Real Estate Company (“WRECO”), which is a subsidiary of Weyerhaeuser Company (“Weyerhaeuser”), is filing this registration statement on Form S-4 and Form S-1 (Reg. No. 333-193251) to register its common shares, par value $0.04 per share, which common shares will be distributed to Weyerhaeuser shareholders pursuant to a spin-off or a split-off in connection with the merger (the “Merger”) of Topaz Acquisition, Inc. (“Merger Sub”), which is a wholly owned subsidiary of TRI Pointe Homes, Inc. (“TRI Pointe”), with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of TRI Pointe. In the Merger, the WRECO common shares will be immediately converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share. Prior to the consummation of the Merger, Weyerhaeuser will cause certain assets relating to Weyerhaeuser’s real estate business to be transferred to, and certain liabilities relating to Weyerhaeuser’s real estate business to be assumed by, WRECO and its subsidiaries. Weyerhaeuser will also cause certain assets of WRECO and its subsidiaries that will be excluded from the Transactions (as defined herein) to be transferred to, and certain liabilities of WRECO and its subsidiaries that will be excluded from the Transactions to be assumed by, Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries). Weyerhaeuser NR Company (“WNR”), a wholly owned subsidiary of Weyerhaeuser, will receive cash proceeds of approximately $739 million from new debt financing to be incurred by WRECO upon the consummation of the Transactions, which cash will be retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries). WNR may also receive a cash payment of the Adjustment Amount (as defined herein), if the Adjustment Amount is payable by TRI Pointe, as described in this registration statement. TRI Pointe will file a proxy statement that relates to the annual meeting of TRI Pointe stockholders to approve, among other proposals, the issuance of shares of TRI Pointe common stock in the Merger. In addition, TRI Pointe has filed a registration statement on Form S-4 (Reg. No. 333-193248) to register the shares of its common stock, par value $0.01 per share, which will be issued in the Merger.

Based on market conditions prior to the consummation of the Transactions, Weyerhaeuser will determine whether the WRECO common shares will be distributed to Weyerhaeuser shareholders in a spin-off or a split-off. Weyerhaeuser will determine which approach it will take prior to the consummation of the Transactions and no decision has been made at this time. In a spin-off, all Weyerhaeuser shareholders would receive a pro rata number of WRECO common shares. In a split-off, Weyerhaeuser would offer its shareholders the option to exchange their Weyerhaeuser common shares for WRECO common shares in an exchange offer, which WRECO common shares would immediately be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger, resulting in a reduction in Weyerhaeuser’s outstanding common shares. If the exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of the exchange offer. WRECO is filing this registration statement under the assumption that the WRECO common shares will be distributed to Weyerhaeuser shareholders pursuant to a split-off. Once a final decision is made regarding the manner of distribution of the shares, this registration statement on Form S-4 and Form S-1, TRI Pointe’s proxy statement and TRI Pointe’s registration statement on Form S-4 will be amended to reflect that decision, if necessary.

The information in this document may change. The exchange offer and issuance of securities being registered pursuant to the registration statement of which this document forms a part may not be completed until the registration statement is effective. This document is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where such offer or sale is not permitted.

SUBJECT TO COMPLETION DATED MARCH 28, 2014

PRELIMINARY PROSPECTUS—OFFER TO EXCHANGE

WEYERHAEUSER COMPANY

Offer to Exchange All Common Shares of

WEYERHAEUSER REAL ESTATE COMPANY

Which Are Owned by Weyerhaeuser Company

and Will Be Converted into the Right to Receive Shares of Common Stock of

TRI POINTE HOMES, INC.

for

Common Shares of Weyerhaeuser Company

Weyerhaeuser Company, a Washington corporation (“Weyerhaeuser”), is offering to exchange all issued and outstanding common shares (“WRECO common shares”) of Weyerhaeuser Real Estate Company, a Washington corporation (“WRECO”), for common shares of Weyerhaeuser (“Weyerhaeuser common shares”) that are validly tendered and not properly withdrawn. The number of Weyerhaeuser common shares that will be accepted if this exchange offer is completed will depend on the final exchange ratio and the number of Weyerhaeuser common shares tendered. The terms and conditions of this exchange offer are described in this document, which you should read carefully. None of Weyerhaeuser, WRECO, any of their respective directors or officers or any of their respective representatives makes any recommendation as to whether you should participate in this exchange offer. You must make your own decision after reading this document and consulting with your advisors.

Weyerhaeuser’s obligation to exchange WRECO common shares for Weyerhaeuser common shares is subject to the conditions described in “This Exchange Offer—Conditions to the Consummation of this Exchange Offer”, including the satisfaction of conditions to the Transactions, which include TRI Pointe stockholder approval of the issuance of TRI Pointe common stock in the Merger and other conditions.

Immediately following the consummation of this exchange offer, a special purpose merger subsidiary of TRI Pointe Homes, Inc., a Delaware corporation (“TRI Pointe”), named Topaz Acquisition, Inc., a Washington corporation (“Merger Sub”), will be merged with and into WRECO, with WRECO surviving the merger and becoming a wholly owned subsidiary of TRI Pointe (the “Merger”). In the Merger, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of common stock of TRI Pointe (“TRI Pointe common stock”). Accordingly, WRECO common shares will not be transferred to participants in this exchange offer; participants will instead receive shares of TRI Pointe common stock in the Merger. No trading market currently exists or will ever exist for WRECO common shares. You will not be able to trade the WRECO common shares before or after they are converted into the right to receive shares of TRI Pointe common stock in the Merger. There can be no assurance that shares of TRI Pointe common stock issued in the Merger will trade at the same prices at which shares of TRI Pointe common stock are traded prior to the Merger.

Weyerhaeuser will calculate the value of Weyerhaeuser common shares, WRECO common shares and shares of TRI Pointe common stock based on the simple arithmetic averages of the daily volume-weighted average prices (“VWAP”) of Weyerhaeuser common shares and TRI Pointe common stock on the New York Stock Exchange (“NYSE”) on each of the last three trading days (“Valuation Dates”) of the exchange offer period (not including the expiration date), as it may be voluntarily extended, but not including the last two trading days that are part of any Mandatory Extension (as described below). Based on an expiration date of             , 2014, the Valuation Dates are expected to be             , 2014,             , 2014 and             , 2014. See “This Exchange Offer—Terms of this Exchange Offer”.

This exchange offer is designed to permit you to exchange your Weyerhaeuser common shares for a number of WRECO common shares that corresponds to a     % discount to the equivalent amount of TRI Pointe common stock, calculated as set forth in this document. However, the exchange ratio is subject to an upper limit, as discussed in “This Exchange Offer—Upper Limit”. Subject to the upper limit, for each $1.00 of Weyerhaeuser common shares accepted in this exchange offer, you will ultimately receive $         of fully paid and non-assessable shares of TRI Pointe common stock as a result of this exchange offer and the Merger. This exchange offer does not provide for a minimum exchange ratio. See “This Exchange Offer—Terms of this Exchange Offer”. If the upper limit is in effect, then the exchange ratio will be fixed at the upper limit and this exchange offer will be automatically extended (a “Mandatory Extension”) until 8:00 a.m., New York City time, on the day after the second trading day following the last trading day prior to the originally contemplated expiration date to permit shareholders to tender or withdraw their Weyerhaeuser common shares during that period. IF THE UPPER LIMIT IS IN EFFECT, AND UNLESS YOU PROPERLY WITHDRAW YOUR SHARES, YOU WILL RECEIVE LESS THAN $         OF WRECO COMMON SHARES FOR EACH $1.00 OF WEYERHAEUSER COMMON SHARES THAT YOU TENDER, AND YOU COULD RECEIVE MUCH LESS.

The indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on             ,         (the last trading day before the date of this document), based on the daily VWAPs of Weyerhaeuser common shares and TRI Pointe common stock on                 , 2014,             , 2014 and             , 2014, would have provided for                 WRECO common shares (which will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock per WRECO common share in the Merger) to be exchanged for every Weyerhaeuser common share accepted. The value of WRECO common shares received and, following the consummation of the Merger, the value of TRI Pointe common stock received may not remain above the value of Weyerhaeuser common shares tendered following the expiration date of this exchange offer.

THIS EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON             , 2014, UNLESS THE OFFER IS EXTENDED OR TERMINATED. WEYERHAEUSER COMMON SHARES TENDERED PURSUANT TO THIS EXCHANGE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THIS EXCHANGE OFFER.

In reviewing this document, you should carefully consider the risk factors discussed beginning on page 48 of this document.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus—Offer to Exchange is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus—Offer to Exchange is             , 2014.

Unless there is a Mandatory Extension, the final exchange ratio used to determine the number of WRECO common shares that you will receive for each Weyerhaeuser common share accepted in this exchange offer will be announced by press release no later than 4:30 p.m., New York City time, on the last trading day prior to the expiration date. At that time, the final exchange ratio will be available at http://www.            .com/            / and from the information agent at the toll-free number provided on the back cover of this document. Weyerhaeuser will announce whether the upper limit on the number of WRECO common shares (which will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock per WRECO common share in the Merger) that can be received for each Weyerhaeuser common share tendered will be in effect at the expiration of the exchange offer period, at http://www.            .com/            / and by press release, no later than 4:30 p.m., New York City time, on the last trading day prior to the expiration date. Throughout this exchange offer, indicative exchange ratios (calculated in the manner described in this document) will also be available on that website and from the information agent at the toll-free number provided on the back cover of this document.

This document provides information regarding Weyerhaeuser, WRECO, TRI Pointe and the Transactions (as defined below), in which Weyerhaeuser common shares may be exchanged for WRECO common shares, which will then be immediately converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger, which shares of TRI Pointe common stock will then be distributed to participating Weyerhaeuser shareholders. Weyerhaeuser common shares are listed on the NYSE under the symbol “WY”. TRI Pointe common stock is listed on the NYSE under the symbol “TPH”. On             , 2014, the last reported sale price of Weyerhaeuser common shares on the NYSE was $            , and the last reported sale price of TRI Pointe common stock on the NYSE was $            . The market prices of Weyerhaeuser common shares and of TRI Pointe common stock will fluctuate prior to the completion of this exchange offer and thereafter and may be higher or lower at the expiration date than the prices set forth above. No trading market currently exists for WRECO common shares, and no such market will exist in the future. WRECO has not applied for listing of its common shares on any exchange.

WRECO has prepared this document under the assumption that the WRECO common shares will be distributed to Weyerhaeuser shareholders pursuant to a split-off. Based on market conditions prior to the consummation of the Transactions, Weyerhaeuser will determine whether the WRECO common shares will be distributed to Weyerhaeuser shareholders in a spin-off or a split-off and, once a final decision is made, this document will be amended to reflect that decision, if necessary.

If this exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed pursuant to a pro rata distribution (a spin-off) also consummated on the closing date of the Merger. If this exchange offer is terminated by Weyerhaeuser without the exchange of shares, but the conditions to the consummation of the Transactions have otherwise been satisfied, Weyerhaeuser intends to distribute all of the issued and outstanding WRECO common shares on a pro rata basis to Weyerhaeuser shareholders, with a record date to be announced by Weyerhaeuser. See “This Exchange Offer—Distribution of Any WRECO Common Shares Remaining after this Exchange Offer”.

Immediately after the consummation of the Merger, the ownership of TRI Pointe common stock on a fully diluted basis is expected to be as follows: (i) WRECO common shares will have been converted into the right to receive, in the aggregate, approximately 79.8% of the then outstanding TRI Pointe common stock, (ii) the TRI Pointe common stock outstanding immediately prior to the consummation of the Merger will represent approximately 19.5% of the then outstanding TRI Pointe common stock and (iii) outstanding equity awards of WRECO and TRI Pointe employees will represent the remaining 0.7% of the then outstanding TRI Pointe common stock.

i

ii

This document incorporates by reference important business and financial information about Weyerhaeuser and TRI Pointe from documents filed with the U.S. Securities and Exchange Commission (“SEC”) that have not been included in or delivered with this document. This information is available at the website that the SEC maintains at http://www.sec.gov, as well as from other sources. See “Where You Can Find More Information; Incorporation By Reference”. You also may ask any questions about this exchange offer or request copies of the exchange offer documents from Weyerhaeuser, without charge, upon written or oral request to Weyerhaeuser’s information agent,                     , located at                     or at telephone number                     . In order to receive timely delivery of the documents, you must make your requests no later than             , 2014.

Weyerhaeuser has provided all information contained or incorporated by reference in this document with respect to Weyerhaeuser and WRECO and their respective subsidiaries, the Real Estate Business and the terms and conditions of this exchange offer. TRI Pointe has provided all information contained or incorporated by reference in this document with respect to TRI Pointe and Merger Sub and their respective subsidiaries, as well as information with respect to TRI Pointe after the consummation of the Transactions. This document contains references to trademarks, trade names and service marks, including “Avanti”, “Camberley Homes”, “Everson Homes”, “Evoke”, “Maracay Homes”, “Pardee Homes”, “Quadrant Homes”, “Texas Casual Cottages”, “Trendmaker Homes”, “Urban Innovations” and “Winchester Homes”, that are owned by WRECO and its related entities.

This document is not an offer to sell or exchange and it is not a solicitation of an offer to buy any Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock in any jurisdiction in which the offer, sale or exchange is not permitted. Non-U.S. shareholders should consult their advisors in considering whether they may participate in this exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock that may apply in their home countries. None of Weyerhaeuser, WRECO or TRI Pointe can provide any assurance about whether such limitations may exist. See “This Exchange Offer—Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on this exchange offer outside the United States.

iii

HELPFUL INFORMATION

In this document:

•	“Adjustment Amount” means the Adjustment Amount payable in cash by TRI Pointe or WNR, as applicable, to the other party in connection with the consummation of the Transactions, as described in “The Transaction Agreement—Payment of Adjustment Amount”;

•	“business day” means, for purposes of this exchange offer, any day other than a Saturday, Sunday, or U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time;

•	“CIP Shares” means Weyerhaeuser common shares in uncertificated form held through the Computershare CIP, a direct stock purchase and dividend reinvestment plan for Weyerhaeuser, maintained by Computershare Trust Company, N.A., as transfer agent;

•	“Citigroup” means Citigroup Global Markets Inc.;

•	“Closing Date” means the closing date of the Transactions;

•	“Code” means the Internal Revenue Code of 1986, as amended;

•	“Commitment Letter” means the amended and restated commitment letter, dated as of March 6, 2014, of DB Cayman, Deutsche Bank, Citigroup, US Bank and US Bancorp to WRECO;

•	“Covington & Burling Tax Opinion” means a written opinion received by Weyerhaeuser from Covington & Burling LLP to the effect that (i) the WRECO Spin will qualify as a tax-free transaction described in Section 355 of the Code, (ii) the Distribution will qualify as a tax-free transaction described in Section 355 of the Code and (iii) the Merger will qualify as a tax-free reorganization described in Section 368 of the Code;

•	“Coyote Springs” means the portions of a mixed use master planned community under development located in Clark and Lincoln Counties, Nevada, which are owned by Pardee through its wholly owned subsidiary, Pardee Homes of Nevada (“Pardee Nevada”). The Coyote Springs project is approximately 50 miles north of Las Vegas, Nevada and consists of approximately 42,000 acres, of which approximately 30,000 acres can be developed. As of December 31, 2013, Pardee Nevada owned 10,686 lots and controlled 56,413 lots in Coyote Springs. Within Coyote Springs, Pardee Nevada owns land in Clark County zoned or designated for both single-family home development and multi-family development. Pardee Nevada holds an option to acquire additional land and lots in Clark and Lincoln Counties. Pardee Nevada also owns property in Clark County occupied by a golf course, which is leased to and operated by a third party, as well as land dedicated to commercial and retail development;

•	“DB Cayman” means Deutsche Bank AG Cayman Islands Branch;

•	“Debt Securities” means the debt securities, in the aggregate principal amount of up to the full amount of the New Debt, which may be issued and sold by WRECO upon the consummation of the Transactions;

•	“Delayed Transfer Assets” means (i) those assets relating to the Real Estate Business to be transferred to WRECO and its subsidiaries and (ii) those assets of WRECO that will be excluded from the Transactions and transferred to Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries), in each case the transfer of which would constitute a violation of applicable law or require a consent or governmental approval not obtained prior to the time such assets should be transferred pursuant to the terms of the Transaction Agreement;

•	“Delayed Transfer Liabilities” means (i) those liabilities relating to the Real Estate Business to be assumed by WRECO and its subsidiaries and (ii) those liabilities that will be excluded from the Transactions and assumed by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries), in each case the assumption of which would constitute a violation of applicable law or require a consent or governmental approval not obtained prior to the time such liabilities should be transferred pursuant to the terms of the Transaction Agreement;

•	“Deutsche Bank” means Deutsche Bank Securities Inc.;

•	“DGCL” means the Delaware General Corporation Law;

•	“DRS” means the Direct Registration System maintained by Computershare Trust Company, N.A.;

•	“Distribution” means the distribution by Weyerhaeuser of the issued and outstanding WRECO common shares to Weyerhaeuser shareholders by way of this exchange offer and, with respect to any WRECO common shares that are not subscribed for in this exchange offer, a pro rata distribution to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer;

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended;

•	“Financing Letters” means the Commitment Letter and the related engagement letter and fee letter executed in connection therewith;

•	“GAAP” means generally accepted accounting principles in the United States;

•	“Gibson Dunn Tax Opinion” means a written opinion received by TRI Pointe from Gibson, Dunn & Crutcher LLP to the effect that the Merger will qualify as a tax-free reorganization described in Section 368 of the Code;

•	“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	“Incentive Unit Holder” means a holder of incentive units in TPH LLC;

•	“Intra-Day VWAP” means, at a specific time in a day, the VWAP for the period beginning at the official open of trading on the NYSE and ending as of that specific time in such day;

•	“IRS” means the U.S. Internal Revenue Service;

•	“Merger” means the combination of TRI Pointe’s business and the Real Estate Business through the merger of Merger Sub with and into WRECO, with WRECO surviving the merger and becoming a wholly owned subsidiary of TRI Pointe, as contemplated by the Transaction Agreement;

•	“Merger Sub” means Topaz Acquisition, Inc., a Washington corporation and a wholly owned subsidiary of TRI Pointe;

•	“New Debt” means the $800 million or more in aggregate principal amount of debt financing to be incurred by WRECO upon the consummation of the Transactions in the form of (i) the Debt Securities, (ii) the Senior Unsecured Bridge Facility or (iii) a combination thereof, which debt will be an obligation of WRECO and will be guaranteed by WRECO’s material wholly owned subsidiaries (and after the consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions;

•	“NYSE” means the New York Stock Exchange;

•	“Real Estate Business” means the real estate business of Weyerhaeuser, which business is currently conducted by WRECO and its subsidiaries and set forth in certain financial statements of WRECO, other than the operations of certain excluded assets;

•	“REB Transfers” means (i) the transfer of certain assets of Weyerhaeuser and its subsidiaries relating to the Real Estate Business to, and the assumption of certain liabilities of Weyerhaeuser and its subsidiaries relating to the Real Estate Business by, WRECO and its subsidiaries and (ii) the transfer of certain assets of WRECO and its subsidiaries that will be excluded from the Transactions to, and the assumption of certain liabilities of WRECO and its subsidiaries that will be excluded from the Transactions by, Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries), including the assets and liabilities relating to Coyote Springs;

•	“Revolving Credit Agreement” means the Revolving Credit Agreement, dated as of July 18, 2013, by and between TRI Pointe and U.S. Bank National Association d/b/a Housing Capital Company, as amended on December 26, 2013;

•	“SEC” means the U.S. Securities and Exchange Commission;

•	“Securities Act” means the Securities Act of 1933, as amended;

•	“Senior Unsecured Bridge Facility” means the senior unsecured bridge loans that may be incurred by WRECO upon the consummation of the Transactions in the event that WRECO does not issue Debt Securities in aggregate principal amount of at least $800 million and in an aggregate principal amount equal to $800 million less the aggregate principal amount of the Debt Securities issued by WRECO;

•	“Starwood Capital” means Starwood Capital Group LLC, an affiliate of TRI Pointe;

•	“Starwood Capital Group” means Starwood Capital Group Global, L.P., its predecessors and owned affiliates;

•	“Starwood Fund” means VIII/TPC Holdings, L.L.C., a private equity fund managed by an affiliate of Starwood Capital Group;

•	“Starwood Property Trust” means Starwood Property Trust, Inc., an NYSE-listed public mortgage REIT managed by an affiliate of Starwood Capital Group;

•	“Tax Sharing Agreement” means the tax sharing agreement to be entered into by Weyerhaeuser, TRI Pointe and WRECO on or prior to the date on which validly tendered Weyerhaeuser common shares are accepted for payment pursuant to the Distribution;

•	“TPH LLC” means TRI Pointe Homes, LLC, the entity that was reorganized from a Delaware limited liability company into a Delaware corporation and renamed TRI Pointe Homes, Inc. in connection with its initial public offering;

•	“Transaction Agreement” means the Transaction Agreement, dated as of November 3, 2013, by and among Weyerhaeuser, WRECO, TRI Pointe and Merger Sub, which is incorporated by reference into this document;

•	“Transaction Documents” has the meaning ascribed to it in the Transaction Agreement;

•	“Transactions” means the transactions contemplated by the Transaction Agreement and the other Transaction Documents, which provide for, among other things, the New Debt, the REB Transfers, the Distribution, the WRECO Spin, the WRECO Stock Split and the Merger, as described in “The Transactions”;

•	“TRI Pointe” means TRI Pointe Homes, Inc., a Delaware corporation, and, unless the context otherwise requires, its subsidiaries. For periods prior to September 24, 2010, “TRI Pointe” refers to the entities through which it conducted its business during those periods. For periods from and after September 24, 2010 and prior to January 30, 2013, “TRI Pointe” refers to TPH LLC and, unless the context otherwise requires, its subsidiaries and affiliates;

•	“TRI Pointe Bylaws” means the Amended and Restated Bylaws of TRI Pointe Homes, Inc.;

•	“TRI Pointe Charter” means the Amended and Restated Certificate of Incorporation of TRI Pointe Homes, Inc.;

•	“TRI Pointe common stock” means the common stock, par value $0.01 per share, of TRI Pointe;

•	“TRI Pointe Stockholder Approval” means the approval by TRI Pointe stockholders of the issuance of shares of TRI Pointe common stock in the Merger;

•	“TRI Pointe stockholders” means the holders of TRI Pointe common stock;

•	“US Bancorp” means U.S. Bancorp Investments, Inc.;

•	“US Bank” means U.S. Bank, National Association;

•	“Valuation Dates” means each of the last three trading days of the exchange offer period (not including the expiration date), as it may be voluntarily extended, but not including the last two trading days that are part of any Mandatory Extension. Based on an expiration date of , 2014, the Valuation Dates are expected to be , 2014, , 2014 and , 2014;

•	“VWAP” means volume-weighted average price;

•	“Voting Agreements” means the Voting Agreements incorporated by reference as Exhibits 9.1, 9.2, 9.3 and 9.4 to this document;

•	“Weyerhaeuser” means Weyerhaeuser Company, a Washington corporation, and, unless the context otherwise requires, its subsidiaries, other than WRECO and any of its subsidiaries;

•	“Weyerhaeuser common shares” means the common shares, par value $1.25 per share, of Weyerhaeuser;

•	“Weyerhaeuser shareholders” means the holders of Weyerhaeuser common shares;

•	“WNR” means Weyerhaeuser NR Company, a Washington corporation that is a wholly owned subsidiary of Weyerhaeuser and the current direct parent entity of WRECO;

•	“WRECO” means Weyerhaeuser Real Estate Company, a Washington corporation, and, prior to the consummation of the Transactions, an indirect wholly owned subsidiary of Weyerhaeuser, and, unless the context otherwise requires, its subsidiaries;

•	“WRECO Bylaws” means the Bylaws of WRECO;

•	“WRECO Charter” means the Articles of Incorporation of WRECO;

•	“WRECO common shares” means the common shares of WRECO, par value $0.04 per share;

•	“WRECO Spin” means the distribution by WNR of all of the issued and outstanding WRECO common shares to Weyerhaeuser; and

•	“WRECO Stock Split” means the stock split effected by WRECO on January 17, 2014 pursuant to which the number of WRECO common shares issued and outstanding was increased to 100,000,000 shares and the par value of each WRECO common share was reduced to $0.04 per share.

QUESTIONS AND ANSWERS ABOUT THIS EXCHANGE OFFER AND THE TRANSACTIONS

The following are some of the questions that Weyerhaeuser shareholders may have and answers to those questions. These questions and answers, as well as the summary that follows them, are not meant to be a substitute for the information contained in the remainder of this document, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this document. You are urged to read this document in its entirety prior to making any investment decision.

Questions and Answers About This Exchange Offer

Q:	Who may participate in this Exchange Offer?

A:	Any U.S. holder of Weyerhaeuser common shares during the exchange offer period may participate in this exchange offer. Holders of Weyerhaeuser’s 6.375% Mandatory Convertible Preference Shares, Series A, may participate in this exchange offer only to the extent that they convert their preference shares into Weyerhaeuser common shares and validly tender those Weyerhaeuser common shares prior to the expiration of this exchange offer. Although Weyerhaeuser has mailed this document to its shareholders to the extent required by U.S. law, including to shareholders located outside the United States, this document is not an offer to buy, sell or exchange and it is not a solicitation of an offer to buy or sell any Weyerhaeuser common shares, TRI Pointe common stock or WRECO common shares in any jurisdiction in which such offer, sale or exchange is not permitted.

Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of Weyerhaeuser, WRECO or TRI Pointe has taken any action under non-U.S. regulations to facilitate a public offer to exchange Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock outside the United States. Accordingly, the ability of any non-U.S. person to tender Weyerhaeuser common shares in this exchange offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in this exchange offer without the need for Weyerhaeuser, WRECO or TRI Pointe to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Non-U.S. shareholders should consult their advisors in considering whether they may participate in this exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock that may apply in their home countries. None of Weyerhaeuser, WRECO or TRI Pointe can provide any assurance about whether such limitations may exist. See “This Exchange Offer—Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on this exchange offer outside the United States.

Q:	How many WRECO common shares will I receive for each Weyerhaeuser common share that I tender?

A:

This exchange offer is designed to permit you to exchange your Weyerhaeuser common shares for a number of WRECO common shares that corresponds to a     % discount to the equivalent amount of TRI Pointe common stock, calculated as set forth in this document. However, the exchange ratio is subject to an upper limit, as discussed in “This Exchange Offer—Upper Limit”. If the upper limit is in effect, Weyerhaeuser common shares will be exchanged for a number of WRECO common shares that corresponds to less, and possibly much less, than a     % discount to the equivalent amount of TRI Pointe common stock, calculated as set forth in this document. Subject to the upper limit, for each $1.00 of Weyerhaeuser common shares accepted in this exchange offer, you will ultimately receive $         of fully paid and non-assessable shares of TRI Pointe common stock as a result of this exchange offer and the Merger. If the upper limit is in effect, you will ultimately receive less than $ of TRI Pointe common stock for each $1.00 of Weyerhaeuser common shares that is accepted in this exchange offer, and you could receive much less. The calculated per-share value of Weyerhaeuser common shares for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of Weyerhaeuser common shares on the NYSE on each of the Valuation Dates. The calculated per-share value of WRECO common shares for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of TRI Pointe common stock on the NYSE on each of the Valuation Dates, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger). The calculated per-share value of TRI Pointe common stock for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of shares of TRI Pointe common stock on the NYSE on each of the Valuation Dates. Weyerhaeuser will determine the calculations of the per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and its determination will be final.

Please note, however, that:

•	The number of shares you can receive is subject to an upper limit of WRECO common shares for each Weyerhaeuser common share accepted in this exchange offer. The next question and answer below describe how this limit may impact the value you receive.

•	This exchange offer does not provide for a minimum exchange ratio. See “This Exchange Offer—Terms of this Exchange Offer”.

•	Because this exchange offer is subject to proration in the event of oversubscription, Weyerhaeuser may accept for exchange only a portion of the Weyerhaeuser common shares tendered by you.

•	The percentage of ownership by Weyerhaeuser shareholders and TRI Pointe stockholders following the Merger is calculated independently from, and is not affected by, the upper limit. If in effect, the upper limit will alter the number of WRECO common shares that will be exchanged for each Weyerhaeuser common share. Regardless of whether the upper limit is in effect, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 shares of TRI Pointe common stock.

Q:	Is there a limit on the number of WRECO common shares that I can receive for each Weyerhaeuser common share that I tender?

A:	The number of shares you can receive is subject to an upper limit of WRECO common shares for each Weyerhaeuser common share accepted in this exchange offer. If the upper limit is in effect, Weyerhaeuser common shares will be exchanged for a number of WRECO common shares that corresponds to less, and possibly much less, than a % discount to the equivalent amount of TRI Pointe common stock, calculated as set forth in this document. If the upper limit is in effect, you will ultimately receive less than $ of TRI Pointe common stock for each $1.00 of Weyerhaeuser common shares that is accepted in this exchange offer, and you could receive much less. For example, if the calculated per-share value of Weyerhaeuser common shares was $ (the highest closing price for Weyerhaeuser common shares on the NYSE during the three-month period prior to commencement of this exchange offer) and the calculated per-share value of WRECO common shares was $ (based on the lowest closing price for TRI Pointe common stock on the NYSE during that three-month period multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger)), the value of WRECO common shares, based on the TRI Pointe common stock price multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger), received for Weyerhaeuser common shares accepted for exchange would be approximately $ for each $1.00 of Weyerhaeuser common shares accepted for exchange.

The upper limit was calculated to correspond to a     % discount in the value of TRI Pointe common stock, relative to Weyerhaeuser common shares, based on the averages of the daily VWAPs of Weyerhaeuser common shares and TRI Pointe common stock on the NYSE on             , 2014,             , 2014 and             , 2014 (the last three trading days before the commencement of this exchange offer). Weyerhaeuser set this upper limit to ensure that an unusual or unexpected drop in the trading price of TRI Pointe common stock, relative to the trading price of Weyerhaeuser common shares, would not result in an unduly high number of WRECO common shares being exchanged for each Weyerhaeuser common share accepted in this exchange offer.

Q:	What will happen if the upper limit is in effect?

A:	Weyerhaeuser will announce whether the upper limit on the number of shares that can be received for each Weyerhaeuser common share tendered is in effect at http://www. .com/ / and separately by press release, no later than 4:30 p.m., New York City time, on the last trading day prior to the expiration date of this exchange offer. If the upper limit is in effect at that time, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension of this exchange offer will be made until 8:00 a.m., New York City time, on the day after the second trading day following the last trading day prior to the originally contemplated expiration date to permit shareholders to tender or withdraw their Weyerhaeuser common shares during those days. The daily VWAP and trading prices of Weyerhaeuser common shares and TRI Pointe common stock during the Mandatory Extension will not affect the exchange ratio, which will be fixed at . See “This Exchange Offer—Terms of this Exchange Offer—Extension; Termination; Amendment—Mandatory Extension”.

Q:	How are the calculated per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock determined for purposes of calculating the number of WRECO common shares to be received in this exchange offer?

A:	The calculated per-share value of Weyerhaeuser common shares for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of Weyerhaeuser common shares on the NYSE on each of the Valuation Dates. The calculated per-share value of WRECO common shares for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of TRI Pointe common stock on the NYSE on each of the Valuation Dates, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger). The calculated per-share value of TRI Pointe common stock for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of shares of TRI Pointe common stock on the NYSE on each of the Valuation Dates. Weyerhaeuser will determine the calculations of the per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and its determination will be final.

Q:	What is the “daily volume-weighted average price” or “daily VWAP”?

A:	The “daily volume-weighted average price” for Weyerhaeuser common shares and TRI Pointe common stock will be the volume-weighted average price of Weyerhaeuser common shares and TRI Pointe common stock on the NYSE during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE), and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE and in no event later than 4:10 p.m., New York City time), as reported to Weyerhaeuser by Bloomberg L.P. for the equity ticker pages WY.N, in the case of Weyerhaeuser common shares, and TPH.N, in the case of TRI Pointe common stock. The daily VWAPs provided by Bloomberg L.P. may be different from other sources of volume-weighted average prices or investors’ or security holders’ own calculations of volume-weighted average prices.

Q:	Where can I find the daily VWAP of Weyerhaeuser common shares and TRI Pointe common stock during the exchange offer period?

A:

Weyerhaeuser will maintain a website at http://www.            .com/            / that provides the daily VWAP of both Weyerhaeuser common shares and TRI Pointe common stock, together with indicative exchange ratios, for each day during this exchange offer. The indicative exchange ratios will reflect whether the upper limit on the exchange ratio, described above, would have been in effect. You may also contact the information agent at the toll-free number provided on the back cover of this document to obtain the indicative exchange ratios. During the period of the Valuation Dates, when the values of Weyerhaeuser common shares, WRECO common shares and shares of TRI Pointe common stock are calculated for the purposes of this exchange offer, the website will show the indicative exchange ratios based on indicative per-share values calculated by Weyerhaeuser. The indicative per-share value of Weyerhaeuser common shares will equal (i) on the first Valuation Date, the Intra-Day VWAP for Weyerhaeuser common shares on the NYSE during the elapsed portion of that day, (ii) on the second Valuation Date, the Intra-Day VWAP for Weyerhaeuser common shares on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and (iii) on the third Valuation Date, the Intra-Day VWAP for Weyerhaeuser common shares on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and with the actual daily VWAP on the second Valuation Date. The indicative per-share value of WRECO common shares will equal (x) on the first Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger), (y) on the second Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date, multiplied by 1.297 and (z) on the third Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and with the actual daily VWAP on the second Valuation Date, multiplied by 1.297. The indicative per-share value of TRI Pointe common stock will equal (i) on the first Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day, (ii) on the second Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and (iii) on the third Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and with the actual daily VWAP on the second Valuation Date. Weyerhaeuser will determine the calculations of the per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and its determination will be final. During the period of the Valuation Dates, the indicative exchange ratios and calculated per-share values will be updated at 10:30 a.m., 1:30 p.m. and no later than 4:30 p.m., New York City time.

Q:	Why is the calculated per-share value for WRECO common shares based on the trading prices for TRI Pointe common stock?

A:	There is currently no trading market for WRECO common shares and no trading market will be established in the future. Weyerhaeuser believes, however, that the trading prices for TRI Pointe common stock are an appropriate proxy for the trading prices of WRECO common shares because (i) in the Merger each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock and (ii) at the Valuation Dates, it is expected that all the major conditions to the consummation of the Merger will have been satisfied and the Merger will be expected to be consummated shortly thereafter, such that investors should be expected to be valuing TRI Pointe common stock based on the expected value of the TRI Pointe common stock after the consummation of the Merger. There can be no assurance, however, that TRI Pointe common stock after the consummation of the Merger will trade at the same prices at which TRI Pointe common stock trades prior to the consummation of the Merger. See “Risk Factors—Risks Related to the Transactions—The trading prices of TRI Pointe common stock may not be an appropriate proxy for the prices of WRECO common shares”.

Q:	How and when will I know the final exchange ratio?

A:	Subject to the possible Mandatory Extension of this exchange offer described below, the final exchange ratio showing the number of WRECO common shares that you will receive for each Weyerhaeuser common share accepted in this exchange offer will be available at http://www. .com/ / and separately by press release no later than 4:30 p.m., New York City time, on the last trading day prior to the expiration date. In addition, as described below, you may also contact the information agent to obtain the final exchange ratio at its toll-free number provided on the back cover of this document.

Weyerhaeuser will announce whether the upper limit on the number of shares that can be received for each Weyerhaeuser common share tendered is in effect at http://www.            .com/            / and separately by press release no later than 4:30 p.m., New York City time, on the last trading day prior to the expiration date. If the upper limit is in effect at that time, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension of this exchange offer will be made until 8:00 a.m., New York City time, on the day after the second trading day following the last trading day prior to the originally contemplated expiration date to permit shareholders to tender or withdraw their Weyerhaeuser common shares during those days.

Q:	Will indicative exchange ratios be provided during the tender offer period?

A:	Yes. You will be able to review indicative exchange ratios and calculated per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and the final exchange ratio used to determine the number of WRECO common shares to be exchanged per Weyerhaeuser common share. Weyerhaeuser will maintain a website at http://www. .com/ / that provides the indicative exchange ratios and calculated per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock. The indicative exchange ratios will also reflect whether the upper limit on the exchange ratio, described above, would have been in effect. You may also contact the information agent at the toll-free number provided on the back cover of this document to obtain these indicative exchange ratios.

In addition, for purposes of illustration, a table that indicates the number of WRECO common shares that you would receive per Weyerhaeuser common share, calculated on the basis described above and taking into account the upper limit, assuming a range of averages of the daily VWAP of Weyerhaeuser common shares and TRI Pointe common stock on the Valuation Dates, is provided under “This Exchange Offer—Terms of this Exchange Offer”.

Q:	What if Weyerhaeuser common shares or shares of TRI Pointe common stock do not trade on any of the Valuation Dates?

A:	If a market disruption event occurs with respect to Weyerhaeuser common shares or TRI Pointe common stock on any of the Valuation Dates, the calculated per-share value of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock will be determined using the daily VWAP of Weyerhaeuser common shares and TRI Pointe common stock on the preceding trading day or days, as the case may be, on which no market disruption event occurred with respect to both Weyerhaeuser common shares and TRI Pointe common stock. If, however, a market disruption event occurs as specified above, Weyerhaeuser may terminate this exchange offer if, in its reasonable judgment, the market disruption event has impaired the benefits of this exchange offer. For specific information as to what would constitute a market disruption event, see “This Exchange Offer—Conditions to the Consummation of this Exchange Offer”.

Q:	Are there circumstances under which I would receive fewer WRECO common shares than I would have received if the exchange ratio were determined using the closing prices of Weyerhaeuser common shares and TRI Pointe common stock on the expiration date of this exchange offer?

A:

Yes. For example, if the trading price of Weyerhaeuser common shares were to increase during the period of the Valuation Dates, the average Weyerhaeuser common share price used to calculate the exchange ratio would likely be lower than the closing price of Weyerhaeuser common shares on the expiration date of this exchange offer. As a result, you may receive fewer WRECO common shares, and therefore effectively fewer shares of TRI Pointe common stock, for each $1.00 of Weyerhaeuser common shares than you would have if that per-share value were calculated on the basis of the closing price of Weyerhaeuser common shares on the expiration date of this exchange offer. Similarly, if the trading price of TRI Pointe common stock were to decrease during the period of the Valuation Dates, the average TRI Pointe common stock price used to calculate the exchange ratio would likely be higher than the closing price of TRI Pointe common stock on the expiration date of this exchange offer. This could also result in you receiving fewer WRECO common shares, and therefore effectively fewer shares of TRI Pointe common stock, for each $1.00 of Weyerhaeuser common shares than you would otherwise receive if that per-share value were calculated on the basis of the closing price of TRI Pointe common stock on the expiration date of this exchange offer. See “This Exchange Offer—Terms of this Exchange Offer”.

Q:	Will Weyerhaeuser distribute fractional shares?

A:	Immediately following the consummation of this exchange offer, Merger Sub will be merged with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of TRI Pointe. Each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock. In this conversion of WRECO common shares into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share, no fractional shares of TRI Pointe common stock will be delivered to holders of WRECO common shares. TRI Pointe’s transfer agent will aggregate all fractional shares of TRI Pointe common stock that holders of WRECO common shares would otherwise be entitled to receive as a result of the Merger. The transfer agent will cause the whole shares obtained thereby to be sold on behalf of those holders in the open market or otherwise as reasonably directed by TRI Pointe, in no case later than five business days after the consummation of the Merger. The transfer agent will make available the net proceeds thereof, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable to the holders of WRECO common shares who would otherwise be entitled to receive those fractional shares of TRI Pointe common stock in the Merger.

Q:	What is the aggregate number of WRECO common shares being offered in this exchange offer?

A:	In this exchange offer, Weyerhaeuser is offering 100,000,000 WRECO common shares. Weyerhaeuser is offering all of the WRECO common shares that will be issued and outstanding on the date of the consummation of this exchange offer.

Q:	What happens if not enough Weyerhaeuser common shares are tendered to allow Weyerhaeuser to exchange all of the issued and outstanding WRECO common shares?

A:	If this exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. Any Weyerhaeuser shareholder who validly tenders (and does not properly withdraw) Weyerhaeuser common shares for WRECO common shares in this exchange offer will waive its rights with respect to those tendered Weyerhaeuser common shares to receive, and will forfeit any rights to, WRECO common shares distributed on a pro rata basis to Weyerhaeuser shareholders in the event this exchange offer is not fully subscribed.

Regardless of whether this exchange offer is fully subscribed, the exchange agent will hold all issued and outstanding WRECO common shares (including any shares distributed on a pro rata basis) in trust until the WRECO common shares are converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger. You will not be able to trade WRECO common shares during this period or at any time before or after the consummation of the Merger. See “This Exchange Offer—Distribution of Any WRECO Common Shares Remaining after This Exchange Offer”.

Q:	Will all Weyerhaeuser common shares that I tender be accepted in this exchange offer?

A:	Not necessarily. Depending on the number of Weyerhaeuser common shares validly tendered in this exchange offer and not properly withdrawn, and the calculated per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock determined as described above, Weyerhaeuser may have to limit the number of Weyerhaeuser common shares that it accepts in this exchange offer through a proration process. Any proration of the number of shares accepted in this exchange offer will be determined on the basis of the proration mechanics described in “This Exchange Offer—Terms of this Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Weyerhaeuser Common Shares”.

An exception to proration can apply to shareholders who beneficially own “odd-lots”, that is, fewer than 100 Weyerhaeuser common shares. Beneficial holders of fewer than 100 Weyerhaeuser common shares who validly tender all of their shares and request preferential treatment as described in “This Exchange Offer—Terms of this Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Weyerhaeuser Common Shares” will not be subject to proration.

In all other cases, Weyerhaeuser will accept for exchange the Weyerhaeuser common shares validly tendered and not properly withdrawn by each tendering shareholder on a pro rata basis according to the number of shares tendered by each shareholder (rounded to the nearest whole number of Weyerhaeuser common shares, and subject to any adjustment necessary to ensure the exchange of all issued and outstanding WRECO common shares). Any Weyerhaeuser common shares not accepted for exchange in this exchange offer as a result of proration will be returned to tendering shareholders promptly after the final proration factor is determined.

Q:	Will I be able to sell my WRECO common shares after this exchange offer is completed?

A:	No. There currently is no trading market for WRECO common shares and no trading market will be established in the future. The exchange agent will hold all issued and outstanding WRECO common shares in trust until the WRECO common shares are converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger. You will not be able to trade WRECO common shares during this period or at any time before or after the consummation of the Merger. See “This Exchange Offer—Distribution of Any WRECO Common Shares Remaining after this Exchange Offer”.

Q:	How many Weyerhaeuser common shares will Weyerhaeuser accept if this exchange offer is completed?

A:	The number of Weyerhaeuser common shares that will be accepted if this exchange offer is completed will depend on the final exchange ratio and the number of Weyerhaeuser common shares tendered. Because Weyerhaeuser will offer 100,000,000 WRECO common shares in this exchange offer, the number of Weyerhaeuser common shares that will be accepted will equal 100,000,000 divided by the final exchange ratio. For example, assuming that the final exchange ratio is (the maximum number of WRECO common shares that could be exchanged for one Weyerhaeuser common share), then Weyerhaeuser would accept up to a total of approximately Weyerhaeuser common shares.

Q:	Are there any conditions to Weyerhaeuser’s obligation to complete this exchange offer?

A:	Yes. This exchange offer is subject to various conditions listed under “This Exchange Offer—Conditions to the Consummation of this Exchange Offer”. If any of these conditions is not satisfied or waived prior to the expiration of this exchange offer, Weyerhaeuser will not be required to accept shares for exchange and may extend or terminate this exchange offer. Weyerhaeuser reserves the absolute right to waive any of the conditions of this exchange offer except for those conditions identified as “Mandatory Conditions” under “This Exchange Offer—Conditions to the Consummation of this Exchange Offer”, or any defect or irregularity in the tender of any Weyerhaeuser common shares.

The Mandatory Conditions are:

•	the registration statement on Forms S-4 and S-1 of which this document is a part and TRI Pointe’s Registration Statement on Form S-4 (File No. 333-193248) will each have become effective under the Securities Act and no stop order suspending the effectiveness of either registration statement will be issued and in effect;

•	all conditions precedent to the consummation of the Transactions (other than this exchange offer) pursuant to the Transaction Agreement will have been satisfied or waived (except for the conditions precedent that will be satisfied at the time of the consummation of the Transactions) and there will be no reason the Transactions (other than this exchange offer) cannot be consummated promptly after the consummation of this exchange offer (see “The Transaction Agreement—Conditions to the Consummation of the Transactions”); and

•	the Transaction Agreement has not been terminated.

Q:	When does this exchange offer expire?

A:	The period during which you are permitted to tender your Weyerhaeuser common shares in this exchange offer will expire at 12:00 midnight, New York City time, on , 2014, unless Weyerhaeuser extends this exchange offer. See “This Exchange Offer—Terms of this Exchange Offer—Extension; Termination; Amendment”.

Q:	Can this exchange offer be extended and under what circumstances?

A:	Yes. Weyerhaeuser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which this exchange offer is open and thereby delay acceptance for payment of, and the payment for, any Weyerhaeuser common shares validly tendered and not properly withdrawn in this exchange offer. For example, this exchange offer can be extended (i) if any of the conditions to the consummation of this exchange offer described in the next section entitled “This Exchange Offer—Conditions to the Consummation of this Exchange Offer” are not satisfied or waived prior to the expiration of this exchange offer, (ii) to comply with any applicable law or to obtain any governmental, regulatory or other approvals or (iii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to this exchange offer, including as required in connection with any material changes to the terms of or information concerning this exchange offer as described below. In addition, if the upper limit on the number of WRECO common shares that can be exchanged for each Weyerhaeuser common share tendered is in effect at the expiration of the exchange offer period, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension of this exchange offer will be made until 8:00 a.m., New York City time, on the day after the second trading day following the last trading day prior to the originally scheduled expiration date. Weyerhaeuser will publicly announce any extension (mandatory or otherwise) at http://www. .com/ / and separately by press release no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date.

Q:	How do I participate in this exchange offer?

A:	The procedures you must follow to participate in this exchange offer depend on whether you hold your Weyerhaeuser common shares in certificated form, through a broker, dealer, commercial bank, trust company or similar institution, in book-entry form via DRS or in uncertificated form as CIP Shares. For specific instructions about how to participate, see “This Exchange Offer—Terms of this Exchange Offer—Procedures for Tendering”.

Q:	How do I tender my Weyerhaeuser common shares after the final exchange ratio has been determined?

A:	If you wish to tender your shares after the final exchange ratio has been determined, you will generally need to do so by means of delivering a notice of guaranteed delivery and complying with the guaranteed delivery procedures described in the section entitled “This Exchange Offer—Terms of this Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures”. If you hold Weyerhaeuser common shares through a broker, dealer, commercial bank, trust company or similar institution, that institution must tender your shares on your behalf.

If your Weyerhaeuser common shares are held through an institution and you wish to tender your Weyerhaeuser common shares after The Depository Trust Company has closed, the institution must deliver a notice of guaranteed delivery to the exchange agent via facsimile prior to 12:00 midnight, New York City time, on the expiration date.

Q:	Can I tender only a portion of my Weyerhaeuser common shares in this exchange offer?

A:	Yes. You may tender all, some or none of your Weyerhaeuser common shares.

Q:	What do I do if I want to retain all of my Weyerhaeuser common shares?

A:	If you want to retain all of your Weyerhaeuser common shares, you do not need to take any action, but please note that after the consummation of the Transactions, the Real Estate Business will no longer be owned by Weyerhaeuser, and as a holder of Weyerhaeuser common shares you will no longer hold shares in a company that owns the Real Estate Business. However, if this exchange offer is consummated but is not fully subscribed, the remaining WRECO common shares will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. In the event any remaining WRECO common shares are distributed on a pro rata basis, in connection with the Merger, each such WRECO common share will be immediately converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock.

Q:	Can I change my mind after I tender my Weyerhaeuser common shares?

A:	Yes. You may withdraw your tendered shares at any time before this exchange offer expires. See “This Exchange Offer—Terms of this Exchange Offer—Withdrawal Rights”. If you change your mind again, you can re-tender your Weyerhaeuser common shares by following the tender procedures again prior to the expiration of this exchange offer.

Q:	Will I be able to withdraw the Weyerhaeuser common shares I tender after the final exchange ratio has been determined?

A:	Yes. The final exchange ratio used to determine the number of WRECO common shares that you will receive for each Weyerhaeuser common share accepted in this exchange offer will be announced no later than 4:30 p.m., New York City time, on the last trading day prior to the expiration date of this exchange offer, which is , 2014, unless this exchange offer is extended or terminated. You have the right to withdraw Weyerhaeuser common shares you have tendered at any time before 12:00 midnight, New York City time, on the expiration date, which is , 2014. See “This Exchange Offer—Terms of this Exchange Offer”.

If the upper limit on the number of WRECO common shares that can be exchanged for each Weyerhaeuser common share tendered is in effect at the expiration of this exchange offer period, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension of this exchange offer will be made until 8:00 a.m., New York City time, on the day after the second trading day following the last trading day prior to the originally contemplated expiration date, which will permit you to tender or properly withdraw your Weyerhaeuser common shares during those days, either directly or by acting through a broker, dealer, commercial bank, trust company or similar institution on your behalf.

Q:	How do I withdraw my tendered Weyerhaeuser common shares after the final exchange ratio has been determined?

A:	If you are a registered holder of Weyerhaeuser common shares (which includes persons holding certificated shares, book-entry shares held through DRS or CIP Shares) and you wish to withdraw your shares after the final exchange ratio has been determined, then you must deliver a written notice of withdrawal or a facsimile transmission notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, on the expiration date, subject to a Mandatory Extension. The information that must be included in that notice is specified under “This Exchange Offer—Terms of this Exchange Offer—Withdrawal Rights”.

If you hold your shares through a broker, dealer, commercial bank, trust company or similar institution, you should consult that institution on the procedures you must comply with and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or facsimile notice of withdrawal to the exchange agent on your behalf before 12:00 midnight, New York City time, on the expiration date. If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered shareholder, you will not be able to provide a notice of withdrawal for those shares directly to the exchange agent.

If your Weyerhaeuser common shares are held through an institution and you wish to withdraw Weyerhaeuser common shares after The Depository Trust Company has closed, the institution must deliver a written notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, on the expiration date, subject to a Mandatory Extension. Such notice of withdrawal must be in the form of The Depository Trust Company’s notice of withdrawal, must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn shares and must otherwise comply with The Depository Trust Company’s procedures. Shares can be properly withdrawn only if the exchange agent receives a withdrawal notice directly from the relevant institution that tendered the shares through The Depository Trust Company. See “This Exchange Offer—Terms of this Exchange Offer—Withdrawal Rights—Withdrawing Your Shares after the Final Exchange Ratio Has Been Determined”.

Q:	Will I be subject to U.S. federal income tax on the WRECO common shares that I receive in this exchange offer or on the shares of TRI Pointe common stock that I receive in the Merger?

A:	Weyerhaeuser shareholders generally will not recognize any gain or loss for U.S. federal income tax purposes as a result of this exchange offer or the Merger, except for any gain or loss attributable to the receipt of cash in lieu of fractional shares of TRI Pointe common stock received in the Merger.

The material U.S. federal income tax consequences of this exchange offer and the Merger are described in more detail in “This Exchange Offer—Material U.S. Federal Income Tax Consequences of the Distribution and the Merger”.

Q:	Are there any material differences between the rights of Weyerhaeuser shareholders and TRI Pointe stockholders?

A:	Yes. Weyerhaeuser is a Washington corporation and TRI Pointe is a Delaware corporation, and each is subject to different laws and organizational documents. Holders of Weyerhaeuser common shares, whose rights are currently governed by Weyerhaeuser’s organizational documents and Washington law, will, with respect to shares validly tendered and exchanged immediately following this exchange offer, become shareholders of TRI Pointe and their rights will be governed by TRI Pointe’s organizational documents and Delaware law. The material differences between the rights associated with Weyerhaeuser common shares and TRI Pointe common stock that may affect Weyerhaeuser shareholders whose shares are accepted for exchange in this exchange offer and who will obtain shares of TRI Pointe common stock in the Merger relate to, among other things, special meetings, advance notice procedures for shareholder proposals or director nominations, procedures for amending organizational documents, ownership limitations and approval of certain business combinations. For a further discussion of the material differences between the rights of holders of Weyerhaeuser common shares and TRI Pointe common stock, see “Comparison of Rights of Weyerhaeuser Shareholders and TRI Pointe Stockholders”.

Q:	Are there any appraisal rights for holders of Weyerhaeuser common shares?

A:	No. There are no appraisal rights available to Weyerhaeuser shareholders in connection with this exchange offer.

Q:	What will Weyerhaeuser do with the Weyerhaeuser common shares that are tendered, and what is the impact of the exchange offer on Weyerhaeuser’s share count?

A:	The Weyerhaeuser common shares that are tendered in this exchange offer will be cancelled. Any Weyerhaeuser common shares acquired by Weyerhaeuser in this exchange offer will reduce the total number of Weyerhaeuser common shares outstanding, although Weyerhaeuser’s actual number of shares outstanding on a given date reflects a variety of factors such as option exercises.

Q:	Whom do I contact for information regarding this exchange offer?

A:	You may call the information agent, , at (for shareholders) and (for banks and brokers), to ask any questions about this exchange offer or to request additional documents, including copies of this document and the letter of transmittal (including the instructions thereto).

Questions and Answers about the Transactions

Q:	What are the key steps of the Transactions?

A:	Below is a summary of the key steps of the Transactions. See “The Transactions”.

Step 1	WRECO Stock Split

On January 17, 2014, WRECO effected the WRECO Stock Split pursuant to which the number of WRECO common shares issued and outstanding was increased to 100,000,000 shares and the par value of each WRECO common share was reduced to $0.04 per share.

Step 2	New Debt

WRECO and certain financial institutions executed the Commitment Letter pursuant to which WRECO will incur the New Debt in the form of (i) the Debt Securities, (ii) the Senior Unsecured Bridge Facility or (iii) a combination thereof, on the terms and conditions set forth therein, as described in “Debt Financing—Debt Securities” and “Debt Financing—Bridge Facility”. Prior to the Closing Date, WRECO intends to enter into definitive agreements providing for the New Debt, but those agreements will be conditional upon the consummation of the Transactions.

Under the Transaction Agreement, on the date of the Distribution, WRECO will incur the New Debt and use the proceeds thereof to pay approximately $739 million in cash to WNR (the current direct parent entity of WRECO), which cash will be retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries). The cash payment will be a repayment by WRECO of certain existing intercompany debt between WRECO and WNR or, to the extent that the cash payment exceeds the amount of the intercompany debt, it will be a distribution. WRECO will also pay to WNR a cash amount equal to all unpaid interest on WRECO’s intercompany debt that has accrued between the date of the Transaction Agreement and the date of the Distribution. After giving effect to those payments, WNR will contribute any remaining unpaid intercompany debt to WRECO such that WRECO will have no further liability in respect of its intercompany debt.

Step 3	REB Transfers

Under the terms of the Transaction Agreement, certain assets and liabilities of WRECO and its subsidiaries relating to the Real Estate Business will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries), including the assets and liabilities relating to Coyote Springs.

Weyerhaeuser and its subsidiaries will transfer to WRECO and its subsidiaries certain assets relating to the Real Estate Business not already owned or held by WRECO or its subsidiaries, and WRECO and its subsidiaries will transfer to Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) certain assets of WRECO and its subsidiaries that the parties have agreed will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) following the Closing Date. Weyerhaeuser and its subsidiaries will also transfer to WRECO and its subsidiaries, and WRECO and its subsidiaries will assume, certain liabilities relating to the Real Estate Business that are not already liabilities of WRECO and its subsidiaries, and WRECO and its subsidiaries will transfer to Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries), and Weyerhaeuser or those subsidiaries will assume, certain liabilities of WRECO and its subsidiaries that the parties have agreed will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) following the Closing Date.

Step 4	WRECO Spin

WNR will distribute all of the issued and outstanding WRECO common shares to Weyerhaeuser.

Step 5	Distribution

Weyerhaeuser will offer to Weyerhaeuser shareholders in this exchange offer the right to exchange all or a portion of their Weyerhaeuser common shares for WRECO common shares at a discount to the equivalent per-share value of TRI Pointe common stock, subject to proration in the event of oversubscription. If this exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. In all cases, the exchange agent will hold all issued and outstanding WRECO common shares in trust until the WRECO common shares are converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger. You will not be able to trade WRECO common shares during this period or at any time before or after the consummation of the Merger.

As previously noted, WRECO has prepared this document under the assumption that the WRECO common shares will be distributed to Weyerhaeuser shareholders pursuant to a split-off. Based on market conditions prior to the consummation of the Transactions, Weyerhaeuser will determine whether the WRECO common shares will be distributed to Weyerhaeuser shareholders in a spin-off or a split-off and, once a final decision is made, this document will be amended to reflect that decision, if necessary.

Step 6	Merger

Immediately following the Distribution, Merger Sub will merge with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of TRI Pointe. In the Merger, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock. Cash will be paid in lieu of fractional shares of TRI Pointe common stock.

Immediately after the consummation of the Merger, the ownership of TRI Pointe common stock on a fully diluted basis is expected to be as follows: (i) WRECO common shares will have been converted into the right to receive, in the aggregate, approximately 79.8% of the then outstanding TRI Pointe common stock, (ii) the TRI Pointe common stock outstanding immediately prior to the consummation of the Merger will represent approximately 19.5% of the then outstanding TRI Pointe common stock and (iii) outstanding equity awards of WRECO and TRI Pointe employees will represent the remaining 0.7% of the then outstanding TRI Pointe common stock.

Step 7	Payment of Adjustment Amount

In addition to the cash payments by WRECO to WNR described in “The Transaction Agreement—Incurrence of New Debt and Repayment of Intercompany Debt”, the Transaction Agreement provides that, on the Closing Date, either TRI Pointe or WNR, as applicable, will pay the Adjustment Amount in cash to the other party, as more fully described in “The Transaction Agreement—Payment of Adjustment Amount.” The Adjustment Amount is not subject to any aggregate limitation but is calculated based on certain variable amounts, some of which are subject to individual limitations. The most significant of these variable amounts is the amount of intercompany indebtedness owed by WRECO to WNR on the Closing Date, which is subject to a maximum limit of $950 million. Weyerhaeuser and TRI Pointe believe that any changes to the other variable amounts will not materially impact the Adjustment Amount, and that as such the limit on the amount of intercompany indebtedness owed by WRECO to WNR on the Closing Date creates a de facto limit on the Adjustment Amount. Based on calculations by Weyerhaeuser that have been provided to TRI Pointe, it is expected that WNR will pay an Adjustment Amount in cash to TRI Pointe on the Closing Date.

Q:	What are the material U.S. federal income tax consequences to TRI Pointe and TRI Pointe stockholders resulting from the Transactions?

A:	TRI Pointe will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger. Because TRI Pointe stockholders will not participate in the Distribution or the Merger, TRI Pointe stockholders generally will not recognize gain or loss upon either the Distribution (including this exchange offer) or the Merger. TRI Pointe stockholders should consult their own tax advisors for a full understanding of the tax consequences to them of the Distribution and the Merger. The material U.S. federal income tax consequences of the Distribution and the Merger are described in more detail in “This Exchange Offer—Material U.S. Federal Income Tax Consequences of the Distribution and the Merger”.

Q:	What will TRI Pointe stockholders receive in the Merger?

A:	TRI Pointe stockholders will not directly receive any consideration in the Merger. All shares of TRI Pointe common stock issued and outstanding immediately before the consummation of the Merger will remain issued and outstanding after the consummation of the Merger. Immediately after the consummation of the Merger, TRI Pointe stockholders will continue to own shares in TRI Pointe, which will include the Real Estate Business.

Q:	What is the estimated total value of the consideration to be paid by TRI Pointe in the Transactions?

A:

TRI Pointe expects to issue 129,700,000 shares of TRI Pointe common stock in the Merger, excluding shares to be issued on exercise or vesting of equity awards held by WRECO employees that are being assumed by TRI Pointe in connection with the

Transactions. Based upon the reported closing sale price of per share for TRI Pointe common stock on the NYSE on , 2014, the total value of the shares to be issued by TRI Pointe and the amount of cash received by WNR, a subsidiary of Weyerhaeuser, in the Transactions, including from the proceeds of the New Debt (which will be an obligation of WRECO and will be guaranteed by WRECO’s material wholly owned subsidiaries (and after the consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions), but not including any Adjustment Amount as described in “The Transaction Agreement—Payment of Adjustment Amount,” would have been approximately $ billion. The actual value of the consideration to be paid by TRI Pointe will depend on the market price of shares of TRI Pointe common stock at the time of determination and on the Adjustment Amount.

Q:	Are there possible adverse effects on the value of TRI Pointe common stock to be received by Weyerhaeuser shareholders who participate in the exchange offer?

A:	This exchange offer is designed to permit Weyerhaeuser shareholders to exchange their Weyerhaeuser common shares for a number of WRECO common shares that corresponds to a % discount to the equivalent amount of TRI Pointe common stock, calculated as set forth in this document. The existence of a discount, along with the issuance of shares of TRI Pointe common stock pursuant to the Merger, may negatively affect the market price of TRI Pointe common stock. Further, WRECO will be the obligor on the New Debt after the consummation of the Transactions, which New Debt will be guaranteed by WRECO’s material wholly owned subsidiaries (and after the consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions. This additional indebtedness could materially and adversely affect the liquidity, results of operations and financial condition of TRI Pointe. TRI Pointe also expects to incur significant one-time costs in connection with the Transactions, including (i) up to $15 million of Transaction-related fees and expenses, including legal, accounting and other professional fees, but excluding financing-related fees, transition and integration expenses and advisory fees, (ii) approximately $6 million of advisory fees, (iii) approximately $28 million of financing-related fees, (iv) if the Transactions are consummated, reimbursement of up to $15 million of Transaction-related fees and expenses incurred by Weyerhaeuser, other than advisory fees, and (v) transition and integration expenses. Additionally, TRI Pointe may have to pay the Adjustment Amount in cash to WNR, as described in “The Transaction Agreement—Payment of Adjustment Amount”. While TRI Pointe expects to be able to fund these one-time costs and the Adjustment Amount, if payable by TRI Pointe, using cash from operations and borrowings under existing and anticipated credit sources, these costs will negatively impact TRI Pointe’s liquidity, cash flows and results of operations in the periods in which they are incurred. Finally, TRI Pointe’s management will be required to devote a significant amount of time and attention to the process of integrating the operations of TRI Pointe and the Real Estate Business. If TRI Pointe’s management is not able to effectively manage the process, TRI Pointe’s business could suffer and its stock price may decline. See “Risk Factors” for a further discussion of the material risks associated with the Transactions.

Q:	How will the Transactions impact the future liquidity and capital resources of TRI Pointe?

A:	The New Debt will be a debt obligation of WRECO, which will be a wholly owned subsidiary of TRI Pointe after the consummation of the Merger, and will be guaranteed by WRECO’s material wholly owned subsidiaries (and after the consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions. TRI Pointe expects that the Transactions will be accretive on an earnings per share basis, taking into account the estimated purchase price allocation and pro forma capital structure, increase TRI Pointe’s revenues and earnings and enhance cash flow generation. TRI Pointe anticipates that its primary sources of liquidity for working capital and operating activities, including any future acquisitions, will be cash provided by operations and borrowings under the Revolving Credit Agreement or a new credit facility. TRI Pointe believes that the combination of the Real Estate Business with TRI Pointe’s existing business will result in annualized cost synergies of approximately $7 million in 2014 and approximately $30 million annually thereafter. The cost synergy estimate for 2014 has been adjusted to reflect the current expectation that the Transactions will be consummated early in the third quarter of 2014. Synergies resulting from the combination are expected to be derived from, among other areas, overhead savings resulting from streamlining certain redundant corporate functions, improved operating efficiencies, including provision of certain corporate level administrative and support functions at a lower cost than historically allocated to WRECO for such services by Weyerhaeuser, and growth of ancillary operations in various markets as permitted under applicable law, including a mortgage business, a title company and other ancillary operations. See “Information on TRI Pointe—TRI Pointe’s Liquidity and Capital Resources After the Transactions”.

TRI Pointe expects to incur significant one-time costs in connection with the Transactions, including (i) up to $15 million of Transaction-related fees and expenses, including legal, accounting and other professional fees, but excluding financing-related fees, transition and integration expenses and advisory fees, (ii) approximately $6 million of advisory fees, (iii) approximately $28 million of financing-related fees, (iv) if the Transactions are consummated, reimbursement of up to $15 million of Transaction-related fees and expenses incurred by Weyerhaeuser, other than advisory fees, and (v) transition and integration expenses. Additionally, TRI Pointe may have to pay the Adjustment Amount in cash to WNR, as described in “The Transaction

Agreement—Payment of Adjustment Amount”. While TRI Pointe expects to be able to fund these one-time costs and the Adjustment Amount, if payable by TRI Pointe, using cash from operations and borrowings under existing and anticipated credit sources, these costs will negatively impact TRI Pointe’s liquidity, cash flows and results of operations in the periods in which they are incurred.

Q:	How do the Transactions impact TRI Pointe’s dividend policy?

A:	Pursuant to the Transaction Agreement, TRI Pointe has agreed to not pay any dividends in respect of its shares of capital stock without the prior consent of Weyerhaeuser until after the consummation of the Merger. TRI Pointe currently intends to retain its future earnings, if any, to finance the development and expansion of its business and, therefore, does not intend to pay cash dividends on its common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of TRI Pointe’s board of directors and will depend on TRI Pointe’s financial condition, results of operations and capital requirements, restrictions contained in any financing instruments and such other factors as the TRI Pointe board of directors deems relevant.

Q:	What will Weyerhaeuser and its subsidiaries receive in the Transactions?

A:	WNR, a subsidiary of Weyerhaeuser, will receive approximately $739 million of the cash proceeds of the New Debt, which will be retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries). WNR may also receive a cash payment of the Adjustment Amount, if the Adjustment Amount is payable by TRI Pointe, as described in “The Transaction Agreement—Payment of Adjustment Amount”. The New Debt will be a debt obligation of WRECO, which will be a wholly owned subsidiary of TRI Pointe after the consummation of the Merger, and will be guaranteed by WRECO’s material wholly owned subsidiaries (and after the consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions.

Q.	What will you receive in the Transactions?

A.	Weyerhaeuser will offer to Weyerhaeuser shareholders in this exchange offer the right to exchange all or a portion of their Weyerhaeuser common shares for WRECO common shares at a discount to the equivalent per-share value of TRI Pointe common stock, subject to proration in the event of oversubscription. If this exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. In all cases, the exchange agent will hold all issued and outstanding WRECO common shares in trust until the WRECO common shares are converted into the right to receive shares of TRI Pointe common stock in the Merger. You will not be able to trade WRECO common shares during this period or at any time before or after the consummation of the Merger. In the Merger, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock, as described in “The Transaction Agreement—The Merger”.

As previously noted, WRECO has prepared this document under the assumption that the WRECO common shares will be distributed to Weyerhaeuser shareholders pursuant to a split-off. Based on market conditions prior to the consummation of the Transactions, Weyerhaeuser will determine whether the WRECO common shares will be distributed to Weyerhaeuser shareholders in a spin-off or a split-off and, once a final decision is made, this document will be amended to reflect that decision, if necessary.

Q:	Are there any conditions to the consummation of the Transactions?

A:	Yes. The consummation of the Transactions is subject to a number of conditions, including:

•	the approval by TRI Pointe stockholders of the issuance of TRI Pointe common stock in the Merger;

•	the termination or expiration of the waiting period under the HSR Act (early termination was granted on January 14, 2014), and the receipt of any other necessary antitrust approvals;

•	the absence of any judgment or law issued or enacted by any governmental authority of competent jurisdiction that is in effect and enjoins or makes illegal the consummation of the Transactions;

•	the effectiveness under the Securities Act of WRECO’s registration statement on Form S-4 and Form S-1 (Reg. No. 333-193251) and TRI Pointe’s registration statement on Form S-4 (Reg. No. 333-193248), and the absence of any stop order or proceedings seeking a stop order;

•	the receipt of the Covington & Burling Tax Opinion and the Gibson Dunn Tax Opinion by Weyerhaeuser and TRI Pointe, respectively;

•	the approval for quotation on the NYSE of the shares of TRI Pointe common stock to be issued in connection with the Merger and upon the exercise of TRI Pointe equity awards from time to time, subject to official notice of issuance; and

•	the execution of the definitive agreements in respect of the New Debt and the receipt by WRECO of the net proceeds thereof.

In addition, the obligations of Weyerhaeuser, WRECO, TRI Pointe and Merger Sub to consummate the Merger are further subject to the satisfaction (or, to the extent permitted by law, waiver), on or prior to the Closing Date, of the following conditions:

•	the REB Transfers and the WRECO Spin shall have been consummated in accordance with and subject to the terms of the Transaction Agreement; and

•	the Distribution shall have been consummated in accordance with and subject to the terms of the Transaction Agreement.

To the extent permitted by applicable law, Weyerhaeuser and WRECO, on the one hand, and TRI Pointe and Merger Sub, on the other hand, may waive the satisfaction of the conditions (other than the Mandatory Conditions) to their respective obligations to consummate the Transactions. If TRI Pointe waives the satisfaction of a material condition to the consummation of the Transactions after the TRI Pointe Stockholder Approval, TRI Pointe will evaluate the appropriate facts and circumstances at that time and resolicit stockholder approval of the issuance of shares of TRI Pointe common stock in the Merger if required to do so by law or the rules of the NYSE. The Transaction Agreement provides that Weyerhaeuser or TRI Pointe may terminate the Transaction Agreement if the Merger is not consummated on or before November 3, 2014.

This document describes these conditions in more detail in “The Transaction Agreement—Conditions to the Consummation of the Transactions”.

Q:	When will the Transactions be completed?

A:	The Transactions are expected to be completed early in the third quarter of 2014. However, it is possible that the Transactions could be completed at a later time or not at all. See “Risk Factors—Risks Related to the Transactions—The Transactions may not be completed on the terms or the timeline currently contemplated, or at all” and “The Transaction Agreement—Conditions to the Consummation of the Transactions”.

Q:	Are there risks associated with the Transactions?

A:	Yes. The material risks associated with the Transactions are discussed in “Risk Factors.” Those risks include, among others, the possibility that the Transactions may not be completed, the possibility that TRI Pointe will not be able to integrate the Real Estate Business successfully, that TRI Pointe may fail to realize the anticipated benefits of the Merger, that TRI Pointe may be unable to provide benefits and services or access to financial strength and resources to the Real Estate Business equivalent to those historically provided by Weyerhaeuser, risks associated with the additional long-term indebtedness and liabilities that TRI Pointe will have following the consummation of the Transactions and risks related to the substantial dilution to the ownership interest of current TRI Pointe stockholders following the consummation of the Merger. In addition, TRI Pointe is an “emerging growth company” as defined in the Jumpstart Our Business Startups (“JOBS”) Act. As such, TRI Pointe currently is not subject to the independent auditor attestation requirement with respect to internal control over financial reporting, may take advantage of the SEC’s scaled disclosure requirements with respect to executive compensation pursuant to the rules applicable to smaller reporting companies and is not required to seek non-binding advisory votes on executive compensation or golden parachute arrangements. The consummation of the Transactions is expected to cause TRI Pointe to lose its status as an emerging growth company in 2014. Accordingly, after the consummation of the Transactions, TRI Pointe will be subject to additional disclosure and other obligations, which could place significant demands on TRI Pointe’s management, administrative, operational and accounting resources and cause TRI Pointe to incur significant one-time and ongoing expenses. If TRI Pointe’s independent auditor is unable to provide an unqualified attestation report on internal control over financial reporting, investors could lose confidence in the reliability of TRI Pointe’s financial statements and its stock price could be materially and adversely affected.

Q:	What stockholder approvals are needed in connection with the Transactions?

A:	TRI Pointe cannot complete the Transactions unless the proposal relating to the issuance of shares of TRI Pointe common stock in the Merger is approved by a majority of the votes cast. For purposes of this vote, abstentions will be treated as votes cast, but “broker non-votes” will not be treated as votes cast.

Q:	Where will the shares of TRI Pointe common stock to be issued in the Merger be listed?

A:	TRI Pointe common stock is listed on the NYSE under “TPH”. After the consummation of the Transactions, all shares of TRI Pointe common stock issued in the Merger, and all other outstanding shares of TRI Pointe common stock, will continue to be listed on the NYSE.

SUMMARY

The following summary contains certain information described in more detail elsewhere in this document. It does not contain all the details concerning the Transactions, including information that may be important to you. To better understand the Transactions, you should carefully review this entire document and the documents to which it refers. See “Where You Can Find More Information; Incorporation by Reference”.

The Companies

TRI Pointe Homes, Inc.

TRI Pointe Homes, Inc.

19520 Jamboree Road, Suite 200

Irvine, California 92612

Telephone: (949) 478-8600

TRI Pointe Homes, Inc., a Delaware corporation, is engaged in the design, construction and sale of innovative single-family homes in planned communities in major metropolitan areas located throughout Southern and Northern California and Colorado.

Topaz Acquisition, Inc.

Topaz Acquisition, Inc.

c/o TRI Pointe Homes, Inc.

19520 Jamboree Road, Suite 200

Irvine, California 92612

Telephone: (949) 478-8600

Topaz Acquisition, Inc., a Washington corporation, is a newly formed, directly wholly owned subsidiary of TRI Pointe that was organized specifically for the purpose of completing the Merger. Merger Sub has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and in connection with the Transactions.

Weyerhaeuser Company

Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, Washington 98003

Telephone: (253) 924-2345

Weyerhaeuser Company, a Washington corporation, is one of the world’s largest private owners of timberlands. Weyerhaeuser owns or controls nearly seven million acres of timberlands, primarily in the U.S., and manages another 13.9 million acres under long-term licenses in Canada. It manages these timberlands on a sustainable basis in compliance with internationally recognized forestry standards. Weyerhaeuser is also one of the largest manufacturers of wood and specialty cellulose fibers products, and through WRECO it develops real estate, primarily as a builder of single-family homes. Weyerhaeuser is a real estate investment trust (REIT). Its business segments are timberlands (which includes logs, chips and timber), wood products (which includes softwood lumber, plywood, veneer, oriented strand board (OSB), hardwood lumber, engineered lumber, raw materials and building materials distribution), cellulose fibers (which includes fluff pulp, liquid packaging board and paper products) and real estate. Weyerhaeuser generated revenues of $8.5 billion during the year ended December 31, 2013.

Weyerhaeuser Real Estate Company

Weyerhaeuser Real Estate Company

c/o Weyerhaeuser Company

33663 Weyerhaeuser Way South

Federal Way, Washington 98003

Telephone: (253) 924-2345

Weyerhaeuser Real Estate Company, a Washington corporation, was founded in 1970 and is primarily engaged in the design, construction and sale of single-family homes in California, Texas, Arizona, Washington, Nevada, Maryland and Virginia. In 2012, WRECO was a top 20 U.S. homebuilder as measured by annual single-family home deliveries. WRECO’s core markets are Southern California, Houston, Phoenix and Tucson, the Puget Sound region of Washington State, Las Vegas, Richmond and the Washington, D.C. suburbs. In addition, WRECO is a developer of master planned communities, which include residential lots for its own use, lots for sale to other homebuilders and the sale of commercial and multi-family properties, primarily in Southern California.

The Transactions

On November 4, 2013, TRI Pointe and Weyerhaeuser announced that they, along with WRECO and Merger Sub, had entered into the Transaction Agreement, which provides for the combination of TRI Pointe’s business and the Real Estate Business.

Under the Transaction Agreement, on the date of the Distribution, WRECO will incur the New Debt and use the proceeds thereof to make a cash payment to WNR, a subsidiary of Weyerhaeuser. Weyerhaeuser will then cause the REB Transfers to occur.

Following the REB Transfers, Weyerhaeuser will cause WNR to distribute all of the issued and outstanding WRECO common shares to Weyerhaeuser in the WRECO Spin.

Weyerhaeuser will offer to Weyerhaeuser shareholders in this exchange offer the right to exchange all or a portion of their Weyerhaeuser common shares for WRECO common shares at a discount to the equivalent per-share value of TRI Pointe common stock, subject to proration in the event of oversubscription. If this exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. In all cases, the exchange agent will hold all issued and outstanding WRECO common shares in trust until the WRECO common shares are converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger. You will not be able to trade WRECO common shares during this period or at any time before or after the consummation of the Merger. Immediately after the Distribution and at the effective time of the Merger, Merger Sub will merge with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of TRI Pointe. In the Merger, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock.

TRI Pointe expects to issue 129,700,000 shares of TRI Pointe common stock in the Merger, excluding shares to be issued on exercise or vesting of equity awards held by WRECO employees that are being assumed by TRI Pointe in connection with the Transactions. Based upon the reported closing sale price of $         per share for TRI Pointe common stock on the NYSE on             , 2014, the total value of the shares to be issued by TRI Pointe and the amount of cash received by WNR, a subsidiary of Weyerhaeuser, in the Transactions, including from the proceeds of the New Debt (which will be an obligation of WRECO and will be guaranteed by WRECO’s material wholly owned subsidiaries (and after the consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions) as discussed below, but not including any Adjustment Amount as described in “The Transaction Agreement—Payment of Adjustment Amount,” would have been approximately $         billion. The actual value of the consideration to be paid by TRI Pointe will depend on the market price of shares of TRI Pointe common stock at the time of determination and on the Adjustment Amount.

After the consummation of the Merger, TRI Pointe will own and operate the Real Estate Business through WRECO, which will be a wholly owned subsidiary of TRI Pointe, and will also continue its current businesses. All outstanding shares of TRI Pointe common stock, including those issued in the Merger, will be listed on the NYSE under TRI Pointe’s current trading symbol “TPH”.

Below is a step-by-step description of the sequence of material events relating to the Transactions.

Step 1	WRECO Stock Split

On January 17, 2014, WRECO effected the WRECO Stock Split pursuant to which the number of WRECO common shares issued and outstanding was increased to 100,000,000 shares and the par value of each WRECO common share was reduced to $0.04 per share.

Step 2	New Debt

WRECO and certain financial institutions executed the Commitment Letter pursuant to which WRECO will incur the New Debt in the form of (i) the Debt Securities, (ii) the Senior Unsecured Bridge Facility or (iii) a combination thereof, on the terms and conditions set forth therein, as described in “Debt Financing—Debt Securities” and “Debt Financing—Bridge Facility”. Prior to the Closing Date, WRECO intends to enter into definitive agreements providing for the New Debt, but those agreements will be conditional upon the consummation of the Transactions.

Under the Transaction Agreement, on the date of the Distribution, WRECO will incur the New Debt and use the proceeds thereof to pay approximately $739 million in cash to WNR (the current direct parent entity of WRECO), which cash will be retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries). The cash payment will be a repayment by WRECO of certain existing intercompany debt between WRECO and WNR or, to the extent that the cash payment exceeds the amount of the intercompany debt, it will be a distribution. WRECO will also pay to WNR a cash amount equal to all unpaid interest on WRECO’s intercompany debt that has accrued between the date of the Transaction Agreement and the date of the Distribution. After giving effect to those payments, WNR will contribute any remaining unpaid intercompany debt to WRECO such that WRECO will have no further liability in respect of its intercompany debt.

Step 3	REB Transfers

Under the terms of the Transaction Agreement, certain assets and liabilities of WRECO and its subsidiaries relating to the Real Estate Business will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries), including the assets and liabilities relating to Coyote Springs.

Weyerhaeuser and its subsidiaries will transfer to WRECO and its subsidiaries certain assets relating to the Real Estate Business not already owned or held by WRECO or its subsidiaries, and WRECO and its subsidiaries will transfer to Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) certain assets of WRECO and its subsidiaries that the parties have agreed will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) following the Closing Date. Weyerhaeuser and its subsidiaries will also transfer to WRECO and its subsidiaries, and WRECO and its subsidiaries will assume, certain liabilities relating to the Real Estate Business that are not already liabilities of WRECO and its subsidiaries, and WRECO and its subsidiaries will transfer to Weyerhaeuser and its subsidiaries

(other than WRECO and its subsidiaries), and Weyerhaeuser or those subsidiaries will assume, certain liabilities of WRECO and its subsidiaries that the parties have agreed will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) following the Closing Date.

Step 4	WRECO Spin

WNR will distribute all of the issued and outstanding WRECO common shares to Weyerhaeuser.

Step 5	Distribution

Weyerhaeuser will offer to Weyerhaeuser shareholders in this exchange offer the right to exchange all or a portion of their Weyerhaeuser common shares for WRECO common shares at a discount to the equivalent per-share value of TRI Pointe common stock, subject to proration in the event of oversubscription. If this exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. In all cases, the exchange agent will hold all issued and outstanding WRECO common shares in trust until the WRECO common shares are converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger. You will not be able to trade WRECO common shares during this period or at any time before or after the consummation of the Merger.

As previously noted, WRECO has prepared this document under the assumption that the WRECO common shares will be distributed to Weyerhaeuser shareholders pursuant to a split-off. Based on market conditions prior to the consummation of the Transactions, Weyerhaeuser will determine whether the WRECO common shares will be distributed to Weyerhaeuser shareholders in a spin-off or a split-off and, once a final decision is made, this document will be amended to reflect that decision, if necessary.

Step 6	Merger

Immediately following the Distribution, Merger Sub will merge with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of TRI Pointe. In the Merger, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock. Cash will be paid in lieu of fractional shares of TRI Pointe common stock.

Immediately after the consummation of the Merger, the ownership of TRI Pointe common stock on a fully diluted basis is expected to be as follows: (i) WRECO common shares will have been converted into the right to receive, in the aggregate, approximately 79.8% of the then outstanding TRI Pointe common stock, (ii) the TRI Pointe common stock outstanding immediately prior to the consummation of the Merger will represent approximately 19.5% of the then outstanding TRI Pointe common stock and (iii) outstanding equity awards of WRECO and TRI Pointe employees will represent the remaining 0.7% of the then outstanding TRI Pointe common stock.

Step 7	Payment of Adjustment Amount

In addition to the cash payments by WRECO to WNR described in “The Transaction Agreement—Incurrence of New Debt and Repayment of Intercompany Debt”, the Transaction Agreement provides that, on the Closing Date, either TRI Pointe or WNR, as applicable, will pay the Adjustment Amount in cash to the other party, as more fully described in “The Transaction Agreement—Payment of Adjustment Amount.” The Adjustment Amount is not subject to any aggregate limitation but is calculated based on certain variable amounts, some of which are subject to individual limitations. The most significant of these variable amounts is the amount of intercompany indebtedness owed by WRECO to WNR on the Closing Date, which is subject to a maximum limit of $950 million. Weyerhaeuser and TRI Pointe believe that any changes to the other variable amounts will not materially impact the Adjustment Amount, and that as such the limit on the amount of intercompany indebtedness owed by WRECO to WNR on the Closing Date creates a de facto limit on the Adjustment Amount. Based on calculations by Weyerhaeuser that have been provided to TRI Pointe, it is expected that WNR will pay an Adjustment Amount in cash to TRI Pointe on the Closing Date.

Set forth below are diagrams that illustrate, in simplified form, the existing corporate structures, the corporate structures immediately following the Distribution and the corporate structures immediately following the consummation of the Merger. The ownership proportions included in the diagram illustrating the corporate structures immediately following the consummation of the Merger are approximate and are calculated on a fully-diluted basis.

Existing Corporate Structures

Structures Following Distribution(1)

(1)	The Merger will take place immediately following the Distribution. Following the Distribution, the exchange agent will hold all issued and outstanding WRECO common shares in trust until the WRECO common shares are converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger. You will not be able to trade WRECO common shares during this or any period. See “This Exchange Offer—Distribution of Any WRECO Common Shares Remaining after This Exchange Offer”.

Structures Following Merger(1)

(1)	Following the consummation of the Merger, outstanding equity awards of WRECO and TRI Pointe employees are expected to represent 0.7% of the then outstanding TRI Pointe common stock on a fully diluted basis (not shown).

After completion of all of the steps described above:

•	TRI Pointe’s wholly owned subsidiary, WRECO, will hold the Real Estate Business and will be the obligor under the New Debt, which will be guaranteed by WRECO’s material wholly owned subsidiaries (and after the consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions; and

•	WNR, a subsidiary of Weyerhaeuser, will have received approximately $739 million of the cash proceeds of the New Debt, which will be retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries). WNR may also receive a cash payment of the Adjustment Amount, if the Adjustment Amount is payable by TRI Pointe, as described in “The Transaction Agreement—Payment of Adjustment Amount”.

Immediately after the consummation of the Merger, the ownership of TRI Pointe common stock on a fully diluted basis is expected to be as follows: (i) WRECO common shares will have been converted into the right to receive, in the aggregate, approximately 79.8% of the then outstanding TRI Pointe common stock, (ii) the TRI Pointe common stock outstanding immediately prior to the consummation of the Merger will represent approximately 19.5% of the then outstanding TRI Pointe common stock and (iii) outstanding equity awards of WRECO and TRI Pointe employees will represent the remaining 0.7% of the then outstanding TRI Pointe common stock. In connection with the Transactions, TRI Pointe, Merger Sub, Weyerhaeuser and/or WRECO have entered into or will enter into the Transaction Documents relating to, among other things, certain tax matters and certain voting matters. See “Other Agreements”.

TRI Pointe and Weyerhaeuser considered various factors in negotiating the terms of the Transactions, including the equity ownership levels of pre-Merger TRI Pointe stockholders and Weyerhaeuser shareholders receiving shares of TRI Pointe common stock in the Transactions. Certain of the principal factors considered by the parties negotiating the terms of the Transaction Documents were, among others, the trends and competitive developments in the homebuilding industry and the range of strategic alternatives available to TRI Pointe, including continuing to operate its business as a standalone entity as currently conducted, as well as the potential of meaningful cost synergies following the consummation of the Merger, the risks and uncertainties associated with the Transactions and with other strategic alternatives and the other factors identified in “The Transactions—Background of the Transactions” and “The Transactions—TRI Pointe’s Reasons for the Transactions”. Weyerhaeuser also considered, among other things, the value to Weyerhaeuser and Weyerhaeuser shareholders that could be realized in the Transactions as compared to the value to Weyerhaeuser and Weyerhaeuser shareholders that could be realized if the Transactions did not occur, the proposed tax treatment of the Transactions and the other factors identified in “The Transactions—Weyerhaeuser’s Reasons for the Transactions”.

Number of WRECO Common Shares to be Distributed to Weyerhaeuser Shareholders

Weyerhaeuser is offering to exchange all of the issued and outstanding WRECO common shares for Weyerhaeuser common shares validly tendered and not properly withdrawn. Weyerhaeuser has caused WRECO to effect the WRECO Stock Split so that the total number of WRECO common shares issued and outstanding immediately prior to the effective time of the Merger will equal 100,000,000.

Terms of this Exchange Offer

Weyerhaeuser is offering Weyerhaeuser shareholders the opportunity to exchange their shares for WRECO common shares. You may tender all, some or none of your Weyerhaeuser common shares. This document and related documents are being sent to persons who directly held Weyerhaeuser common shares on             , 2014 and brokers, banks and similar persons whose names or the names of whose nominees appear on Weyerhaeuser’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Weyerhaeuser common shares on that date.

Weyerhaeuser common shares validly tendered and not properly withdrawn will be accepted for exchange at the exchange ratio determined as described in “This Exchange Offer—Terms of this Exchange Offer” on the terms and conditions of this exchange offer and subject to the limitations described below, including the proration provisions. Weyerhaeuser will return promptly any Weyerhaeuser common shares that are not accepted for exchange following the expiration of this exchange offer and the determination of the final proration factor, if any, described below.

For the purposes of illustration, the table below indicates the number of WRECO common shares that you would receive per Weyerhaeuser common share you validly tender and the number of shares of TRI Pointe common stock into which those WRECO common shares would be converted in the Merger, calculated on the basis described in “This Exchange Offer—Terms of this Exchange Offer” and taking into account the upper limit, assuming a range of averages of the daily VWAP of Weyerhaeuser common shares and TRI Pointe common stock on the Valuation Dates. The first row of the table below shows the indicative calculated per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on             , 2014, based on the daily VWAPs of Weyerhaeuser common shares and TRI Pointe common stock on             , 2014,             , 2014 and             , 2014. The table also shows the effects of a     % increase or decrease in either or both of the calculated per-share values of Weyerhaeuser common shares and TRI Pointe common stock based on changes relative to the values as of             , 2014.

Weyerhaeuser common shares	TRI Pointe common stock	Calculated per-share value of Weyerhaeuser common shares	Calculated per-share value of WRECO common shares(1)	Calculated per-share value of TRI Pointe common stock	WRECO common shares per Weyerhaeuser common share	Shares of TRI Pointe common stock per Weyerhaeuser common share	Calculated Value Ratio(2)
As of ,	As of ,
Down %	Up %
Down %	Unchanged
Down %	Down %
Unchanged	Up %
Unchanged	Down %
Up %	Up %
Up %	Unchanged
Up %	Down %(3)

(1)	The calculated per-share value of WRECO common shares for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of TRI Pointe common stock on the NYSE on each of the Valuation Dates, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger).
(2)	The Calculated Value Ratio equals (i) the calculated per-share value of WRECO common shares multiplied by the exchange ratio, divided by (ii) the calculated per-share value of Weyerhaeuser common shares.
(3)	In this scenario, the upper limit is in effect. Absent the upper limit, the exchange ratio would have been WRECO common shares per Weyerhaeuser common share validly tendered and accepted in this exchange offer. In this scenario, Weyerhaeuser would announce that the upper limit on the number of shares that can be received for each Weyerhaeuser common share tendered is in effect no later than 4:30 p.m., New York City time, on the last trading day prior to the expiration date, that the exchange ratio will be fixed at the upper limit and that this exchange offer will be extended until 8:00 a.m., New York City time, on the day after the second trading day following the last trading day prior to the originally contemplated expiration date.

During the three-month period of             ,         through         , 2014, the highest closing price of Weyerhaeuser common shares on the NYSE was $         and the lowest closing price of TRI Pointe common stock on the NYSE was $        . If the calculated per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock were calculated based on these closing prices, you would have received only the limit of WRECO common shares for each Weyerhaeuser common share tendered, and the value of those WRECO common shares, based on the TRI Pointe common stock price multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger), would have been less than the value of Weyerhaeuser common shares accepted for exchange (approximately $         of WRECO common shares for each $1.00 of Weyerhaeuser common shares accepted for exchange).

Extension; Termination

This exchange offer, and your withdrawal rights, will expire at 12:00 midnight, New York City time, on             , 2014, unless this exchange offer is extended. You must tender your Weyerhaeuser common shares prior to this time if you want to participate in this exchange offer. Weyerhaeuser may extend or terminate this exchange offer as described in “This Exchange Offer—Terms of this Exchange Offer—Extension; Termination; Amendment”.

Mandatory Extension

If the upper limit on the number of shares that can be received for each Weyerhaeuser common share tendered is in effect at the expiration of the exchange offer period, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension of this exchange offer will be made until 8:00 a.m., New York City time, on the day after the second trading day following the last trading day prior to the originally contemplated expiration date.

Weyerhaeuser will publicly announce any extension (mandatory or otherwise) at http://www.             .com/             / and separately by press release no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date.

Conditions to the Consummation of this Exchange Offer

Weyerhaeuser’s obligation to exchange WRECO common shares for Weyerhaeuser common shares is subject to the conditions described in “This Exchange Offer—Conditions to the Consummation of this Exchange Offer”, including the satisfaction of conditions to the consummation of the Transactions and other conditions. Weyerhaeuser will not be required to complete this exchange offer and may extend or terminate this exchange offer, if, at the scheduled expiration date (the three conditions listed first being the unwaivable “Mandatory Conditions”):

•	the registration statement on Forms S-4 and S-1 of which this document is a part and TRI Pointe’s Registration Statement on Form S-4 (File No. 333-193248) will each have become effective under the Securities Act and no stop order suspending the effectiveness of either registration statement will be issued and in effect;

•	any condition precedent to the consummation of the Transactions (other than this exchange offer) pursuant to the Transaction Agreement has not been satisfied or waived (except for the conditions precedent that will be satisfied at the time of the consummation of the Transactions) or for any reason the Transactions (other than this exchange offer) cannot be consummated promptly after the consummation of this exchange offer (see “The Transaction Agreement—Conditions to the Consummation of the Transactions”);

•	the Transaction Agreement has been terminated;

•	any of the following conditions or events has occurred, or Weyerhaeuser reasonably expects any of the following conditions or events to occur:

•	any injunction, order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority having jurisdiction over Weyerhaeuser, WRECO or TRI Pointe and is in effect, or any law, statute, rule, regulation, legislation, interpretation, governmental order or injunction will have been enacted or enforced, any of which would reasonably be likely to restrain, prohibit or delay the consummation of this exchange offer;

•	any proceeding for the purpose of suspending the effectiveness of the registration statement of which this document is a part has been initiated by the SEC and not concluded or withdrawn;

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

•	any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 15% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor’s 500 Index within a period of 60 consecutive days or less occurring after , ;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•	a commencement of a war (whether declared or undeclared), armed hostilities or other national or international calamity or act of terrorism, directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the consummation of this exchange offer;

•	if any of the situations above exists as of the commencement of this exchange offer, any material deterioration of the situation;

•	any condition or event that Weyerhaeuser reasonably believes would or would be likely to cause this exchange offer and/or any pro rata dividend of WRECO common shares distributed to Weyerhaeuser shareholders if this exchange offer is undersubscribed to be taxable to Weyerhaeuser or its shareholders under U.S. federal income tax laws;

•	any action, litigation, suit, claim or proceeding is instituted that would be reasonably likely to enjoin, prohibit, restrain, make illegal, make materially more costly or materially delay the consummation of this exchange offer;

•	any condition or event that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, assets, properties, condition (financial or otherwise) or results of operations of Weyerhaeuser, WRECO or TRI Pointe; or

•	a market disruption event (as defined below) occurs with respect to Weyerhaeuser common shares or TRI Pointe common stock on any of the Valuation Dates and such market disruption event has, in Weyerhaeuser’s reasonable judgment, impaired the benefits of this exchange offer.

For a description of the material conditions precedent to the Transactions, see “The Transaction Agreement—Conditions to the Consummation of the Transactions”.

Weyerhaeuser may waive any of the conditions to this exchange offer prior to the expiration of this exchange offer, except for the Mandatory Conditions described in “This Exchange Offer—Conditions to the Consummation of this Exchange Offer”. TRI Pointe has no right to waive any of the conditions to this exchange offer.

Proration; Tenders for Exchange by Holders of Fewer than 100 Weyerhaeuser Common Shares

If, upon the expiration of this exchange offer, Weyerhaeuser shareholders have validly tendered and not properly withdrawn more Weyerhaeuser common shares than Weyerhaeuser is able to accept for exchange (taking into account the exchange ratio and the total number of issued and outstanding WRECO common shares), Weyerhaeuser will accept for exchange the Weyerhaeuser common shares validly tendered and not properly withdrawn by each tendering shareholder on a pro rata basis according to the number of shares tendered by each shareholder (rounded to the nearest whole number of Weyerhaeuser common shares, and subject to any adjustment necessary to ensure the exchange of all issued and outstanding WRECO common shares), except for tenders of odd-lots, as described below.

Any beneficial holder of fewer than 100 Weyerhaeuser common shares who wishes to tender all of those shares without being subject to proration as discussed above must check the box entitled “Odd-Lot Shares” on the letter of transmittal. If your odd-lot shares are held by a broker, dealer, commercial bank, trust company or similar institution for your account, you can contact your broker, dealer, commercial bank, trust company or similar institution and request the preferential treatment.

Weyerhaeuser will announce the preliminary proration factor by press release as promptly as practicable after the expiration date. Upon determining the number of Weyerhaeuser common shares validly tendered for exchange, Weyerhaeuser will announce the final results, including the final proration factor.

Any Weyerhaeuser common shares not accepted for exchange in this exchange offer as a result of proration will be returned to tendering shareholders promptly after the final proration factor is determined.

Fractional Shares

Immediately following the consummation of this exchange offer, Merger Sub will be merged with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of TRI Pointe. Each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock. In this conversion of WRECO common shares into the right to receive shares of TRI Pointe common stock, no fractional shares of TRI Pointe common stock will be delivered to holders of WRECO common shares. TRI Pointe’s transfer agent will aggregate all fractional shares of TRI Pointe common stock that holders of WRECO common shares would otherwise be entitled to receive as a result of the Merger. The transfer agent will cause the whole shares obtained thereby to be sold on behalf of such holders in the open market or otherwise as reasonably directed by TRI Pointe, in no case later than five business days after the consummation of the Merger. The transfer agent will make available the net proceeds thereof, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable to the holders of WRECO common shares who would otherwise be entitled to receive such fractional shares of TRI Pointe common stock in the Merger.

Procedures for Tendering

For you to validly tender your Weyerhaeuser common shares pursuant to this exchange offer, prior to the expiration of this exchange offer:

•	If you hold certificates representing Weyerhaeuser common shares, you must deliver to the exchange agent at the address listed on the letter of transmittal a properly completed and duly executed letter of transmittal (or a manually executed facsimile of that document), along with any required signature guarantees and any other required documents and the certificates representing the Weyerhaeuser common shares tendered.

•	If you hold Weyerhaeuser common shares in book-entry form via DRS, you must deliver to the exchange agent at the address listed on the letter of transmittal for Weyerhaeuser common shares a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents. Since certificates are not issued for book-entry shares held through DRS, you do not need to deliver any certificates representing those shares to the exchange agent.

•	If you hold CIP Shares, you must deliver to the exchange agent at the address listed on the letter of transmittal for Weyerhaeuser common shares a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents. Since certificates are not issued for CIP Shares, you do not need to deliver any certificates representing those shares to the exchange agent.

•	If you hold Weyerhaeuser common shares through a broker, dealer, commercial bank, trust company or similar institution and wish to tender your Weyerhaeuser common shares in this exchange offer, you should follow the instructions sent to you separately by that institution. In this case, you should not use a letter of transmittal to direct the tender of your Weyerhaeuser common shares. Please contact your institution directly if you have not yet received instructions. Some financial institutions may also effect tenders by book-entry transfer through The Depository Trust Company.

Delivery of WRECO Common Shares

Upon the consummation of this exchange offer, Weyerhaeuser will irrevocably deliver to the exchange agent a global certificate representing all of the WRECO common shares being distributed by Weyerhaeuser, with irrevocable instructions to hold the WRECO common shares in trust for the holders of Weyerhaeuser common shares validly tendered and not properly withdrawn in the exchange offer and, in the case of a pro rata distribution, Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. TRI Pointe will deposit with the transfer agent for the benefit of persons who received WRECO common shares in this exchange offer certificates or book-entry authorizations representing shares of TRI Pointe common stock, with irrevocable instructions to hold the shares of TRI Pointe common stock in trust for the holders of WRECO common shares. Upon surrender of the documents required by the transfer agent, duly executed, each former holder of WRECO common shares will receive from the transfer agent in exchange therefor shares of TRI Pointe common stock or cash in lieu of fractional shares, as the case may be. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment. See “This Exchange Offer—Terms of this Exchange Offer—Exchange of Weyerhaeuser Common Shares”.

Withdrawal Rights

You may withdraw your tendered Weyerhaeuser common shares at any time prior to the expiration of this exchange offer by following the procedures described herein. If you change your mind again, you may re-tender your Weyerhaeuser common shares by again following the exchange offer procedures prior to the expiration of this exchange offer.

No Appraisal Rights

No appraisal rights are available to Weyerhaeuser shareholders in connection with this exchange offer or any pro rata distribution of WRECO common shares.

Distribution of Any WRECO Common Shares Remaining after this Exchange Offer

If this exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. The record date for the pro rata distribution, if any, will be announced by Weyerhaeuser.

If this exchange offer is terminated by Weyerhaeuser without the exchange of shares, but the conditions to the consummation of the Transactions have otherwise been satisfied, Weyerhaeuser intends to distribute all issued and outstanding WRECO common shares on a pro rata basis to Weyerhaeuser shareholders, with a record date to be announced by Weyerhaeuser. See “This Exchange Offer—Distribution of Any WRECO Common Shares Remaining after this Exchange Offer”.

Legal Limitations; Certain Matters Relating to Non-U.S. Jurisdictions

This document is not an offer to buy, sell or exchange and it is not a solicitation of an offer to buy or sell any Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock in any jurisdiction in which the offer, sale or exchange is not permitted. Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of Weyerhaeuser, WRECO or TRI Pointe has taken any action under non-U.S. regulations to facilitate a public offer to exchange Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock outside the United States. Accordingly, the ability of any non-U.S. person to tender Weyerhaeuser common shares in this exchange offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in this exchange offer without the need for Weyerhaeuser, WRECO or TRI Pointe to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Non-U.S. shareholders should consult their advisors in considering whether they may participate in this exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock that may apply in their home countries. None of Weyerhaeuser, WRECO or TRI Pointe can provide any assurance about whether such limitations may exist. See “This Exchange Offer—Certain Matters Relating to Non-U.S. Jurisdictions” for additional information about limitations on this exchange offer outside the United States.

Risk Factors

In deciding whether to tender your Weyerhaeuser common shares in this exchange offer, you should carefully consider the matters described in the section “Risk Factors”, as well as other information included in this document and the other documents to which you have been referred.

Debt Financing

WRECO has entered into the Financing Letters with various lenders with respect to financing in connection with the Transactions. The obligations of the lenders under the Commitment Letter are subject to customary conditions, including, subject to exceptions, the absence of any “material adverse effect” (as the term is described in “The Transaction Agreement—Representations and Warranties”) with respect to WRECO or TRI Pointe and the consummation of the Transactions. WRECO has agreed to pay certain fees to the lenders in connection with the Commitment Letter and has agreed to indemnify the lenders against certain liabilities.

In connection with the Transactions, WRECO expects to engage in the following financing activities:

•	the issuance and sale by WRECO of Debt Securities in aggregate principal amount of up to the full amount of the New Debt; and

•	to the extent that WRECO does not issue Debt Securities in aggregate principal amount of at least $800 million on or prior to the Closing Date, the incurrence of senior unsecured bridge loans in an aggregate principal amount equal to $800 million less the aggregate principal amount of the Debt Securities issued, from one or more lenders under the Senior Unsecured Bridge Facility (as described in “Debt Financing—Bridge Facility”);

In connection with the Transactions, TRI Pointe expects to make:

•	borrowings under the Revolving Credit Agreement, which currently provides for a maximum loan commitment of $175 million (subject to borrowing base requirements), as amended or otherwise modified to provide, for the avoidance of doubt, that the Transactions shall be permitted under such agreement and as otherwise amended or modified in a manner that is not materially adverse to the interest of the lenders under the Senior Unsecured Bridge Facility; or

•	borrowings under a new revolving facility that is not materially less favorable to the interests of the lenders under the Senior Unsecured Bridge Facility than the existing Revolving Credit Agreement.

Subject to ongoing negotiations between TRI Pointe and certain lenders, the Revolving Credit Agreement may be amended, modified or replaced and borrowing availability thereunder or under a new revolving facility may exceed $175 million.

Directors and Officers of TRI Pointe before and after the Transactions

TRI Pointe’s board of directors currently consists of seven directors. The Transaction Agreement provides that upon the consummation of the Merger, TRI Pointe will increase the size of its board of directors from seven to nine directors. TRI Pointe will select five directors, and Weyerhaeuser will select the remaining four directors. Each of TRI Pointe and Weyerhaeuser will have reasonable approval rights over the directors selected for appointment by the other party, taking into account applicable independence and other NYSE listing requirements.

The executive officers of TRI Pointe immediately prior to the consummation of the Merger are expected to be the executive officers of TRI Pointe immediately following the consummation of the Merger.

TRI Pointe Stockholder Vote

TRI Pointe cannot complete the Transactions unless the proposal relating to the issuance of shares of TRI Pointe common stock in the Merger is approved by the affirmative vote of TRI Pointe stockholders having a majority of the votes that could be cast by the holders of all TRI Pointe common stock entitled to vote on the proposal that are present in person or by proxy at the annual meeting of TRI Pointe stockholders.

Accounting Treatment and Considerations

Accounting Standards Codification “ASC” 805, Business Combinations, requires the use of the purchase method of accounting for business combinations. In applying the purchase method, it is necessary to identify both the accounting acquiree and the accounting acquiror. In a business combination effected primarily by exchanging equity interests, the acquiror usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, such as the Merger, the issuing entity is the acquiree. In identifying the acquiring entity in a reverse acquisition combination, all pertinent facts and circumstances must be considered, including the following:

•	The relative voting interests of TRI Pointe after the Transactions. In this case, Weyerhaeuser shareholders are expected to receive approximately 79.8% of the equity ownership on a fully diluted basis and associated voting rights in TRI Pointe after the consummation of the Transactions.

•	The size of the combining companies in the Transactions. The relative size is measured in terms of assets, revenues, net income, and other applicable metrics. WRECO would represent 73%, 83% and 94%, and TRI Pointe would represent 27%, 17% and 6%, of the combined assets, revenues, and net income, respectively, as of December 31, 2013.

•	The composition of the governing body of TRI Pointe after the Transactions. In this case, the board of directors of TRI Pointe following the consummation of the Merger will be comprised of five directors selected by TRI Pointe while Weyerhaeuser will select the remaining four directors immediately prior to the consummation of the Merger. However, the board of directors of TRI Pointe can be elected and removed at the annual meeting of TRI Pointe stockholders or through a special meeting of TRI Pointe stockholders after the consummation of the Transactions.

•	The composition of the senior management of TRI Pointe after the consummation of the Transactions. In this case, TRI Pointe’s senior management following the consummation of the Merger will be the same as TRI Pointe’s current management team. However, the senior management can be removed by the board of directors of TRI Pointe after the consummation of the Transactions.

TRI Pointe’s management has determined that WRECO will be the accounting acquiror in this reverse acquisition based on the facts and circumstances outlined above. WRECO will apply purchase accounting to the assets and liabilities of the TRI Pointe business upon the consummation of the Merger. Upon the consummation of the Transactions, the combined entity’s historical financial statements will reflect only those of WRECO.

Material U.S. Federal Income Tax Consequences of the Distribution and the Merger

The obligations of Weyerhaeuser and WRECO to consummate the Transactions, including the WRECO Spin and the Distribution (which includes this exchange offer), are conditioned upon the receipt by Weyerhaeuser of the Covington & Burling Tax Opinion, which concludes that the WRECO Spin and Distribution qualify as distributions described in section 355 of the Code. On the basis that the WRECO Spin and Distribution each qualify as distributions for U.S. federal income tax purposes described in Section 355 of the Code, for U.S. federal income tax purposes, no gain or loss will be recognized by, and no amount will be included in the income of, U.S. Weyerhaeuser shareholders upon the receipt of WRECO common shares in this exchange offer or in any pro rata distribution of WRECO common shares distributed to Weyerhaeuser shareholders if this exchange offer is undersubscribed (or if Weyerhaeuser determines not to consummate this exchange offer).

The consummation of the Merger is conditioned upon the receipt of the Covington & Burling Tax Opinion and the Gibson Dunn Tax Opinion, which conclude that the Merger qualifies as a reorganization described in section 368(a) of the Code. On the basis that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, for U.S. federal income tax purposes, no gain or loss will be recognized by, and no amount will be included in the income of, U.S. holders of WRECO common shares upon the receipt of shares of TRI Pointe common stock in the Merger, except for any gain or loss recognized with respect to cash received in lieu of a fractional share of TRI Pointe common stock.

If the WRECO Spin, Distribution and/or the Merger fails to qualify for tax-free treatment, Weyerhaeuser and/or its subsidiaries, as well as its shareholders might be subject to tax. See “Risk Factors—Risks Related to the Transactions—If the WRECO Spin and the Distribution do not qualify as tax-free distributions described in Section 355 of the Code, or if the Merger does not qualify as a tax-free “reorganization” described in Section 368(a) of the Code, including as a result of actions taken in connection with the WRECO Spin, the Distribution or the Merger, or as a result of subsequent acquisitions of Weyerhaeuser common shares, TRI Pointe common stock or WRECO common shares, then Weyerhaeuser or its subsidiaries or Weyerhaeuser shareholders may be required to pay substantial U.S. federal income taxes, and, in certain circumstances, TRI Pointe may be required to indemnify Weyerhaeuser for any such tax liability”.

Tax matters are complicated and the tax consequences of the Transactions to you will depend on the facts of your own situation. You should read the summary in “This Exchange Offer—Material U.S. Federal Income Tax Consequences of the Distribution and the Merger” and consult your own tax advisor for a full understanding of the tax consequences to you of the Transactions.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

The following summary financial data of WRECO, Weyerhaeuser and TRI Pointe are being provided to help you in your analysis of the financial aspects of the Transactions. You should read this information in conjunction with the financial information included and incorporated by reference in this document. See “Information on TRI Pointe”, “Information on Weyerhaeuser”, “Information on WRECO”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations for WRECO”, “Selected Historical and Pro Forma Financial and Operating Data” and “Where You Can Find More Information; Incorporation by Reference” in this document and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in TRI Pointe’s Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference in this document.

Summary of Selected Historical Financial and Operating Data of WRECO

The following summary of selected historical financial data of WRECO as of and for the years ended December 31, 2013 and 2012 and for the year ended December 31, 2011 has been derived from the audited consolidated financial statements of WRECO included in this document. The financial data as of December 31, 2011 have been derived from the audited financial statements of WRECO not included or incorporated by reference in this document. This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations for WRECO” and the audited consolidated financial statements of WRECO and the notes thereto included in this document.

WRECO’s historical financial information does not reflect changes that WRECO expects to experience in the future as a result of the Transactions, including the REB Transfers and changes in the financing, operations, cost structure and personnel needs of its business. See “The Transaction Agreement—Transfers of Certain Assets and Assumption of Certain Liabilities”. Further, the historical financial statements include allocations of certain Weyerhaeuser corporate general and administrative expense. WRECO’s management believes the assumptions and methodologies underlying the allocation of corporate general and administrative expense are reasonable. However, these allocations may not be indicative of the actual level of expense that would have been incurred by WRECO if it had operated as an independent company or of costs expected to be incurred in the future. These allocated expenses relate to various services that have historically been provided to WRECO by Weyerhaeuser, including corporate governance, cash management and other treasury services, administrative services (such as government relations, tax, employee payroll and benefit administration, internal audit, legal, accounting, human resources and equity-based compensation plan administration), lease of office space, aviation services and insurance coverage. During the years ended December 31, 2013, 2012 and 2011, WRECO incurred $22.9 million, $20.5 million and $17.3 million, respectively, of allocated corporate general and administrative expense from Weyerhaeuser. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations for WRECO” and Note 11: Relationship and Transactions with Weyerhaeuser to WRECO’s audited consolidated financial statements included in this document for further information regarding the allocated corporate general and administrative expense. In addition, as part of WRECO’s historical cash management strategy as a subsidiary of Weyerhaeuser, WRECO has a revolving promissory note payable to Weyerhaeuser that will be extinguished in connection with the

Transactions. The total amount outstanding under the promissory note was $834.6 million, $689.6 million and $568.7 million as of December 31, 2013, 2012 and 2011, respectively. WRECO paid Weyerhaeuser interest on the unpaid balance for the years ended December 31, 2013, 2012 and 2011 at rates per annum of 1.87%, 1.92% and 0.62% respectively. Interest incurred for the years ended December 31, 2013, 2012 and 2011 was $15.7 million, $12.8 million and $3.4 million, respectively.

	As of and for the Year Ended December 31,
	2013	2012	2011
	(Dollar amounts in thousands, except per share figures)

Statement of Operations Data
Single-family home sales revenue	$1,218,430	$870,596	$768,071
Single-family home cost	(948,561)	(690,578)	(589,574)
Single-family impairments and related charges	(1,719)	(3,319)	(10,399)

Single-family gross margin	268,150	176,699	168,098

Non-single-family revenue	56,282	199,710	69,674
Non-single-family cost	(40,906)	(121,357)	(39,224)
Non-single-family impairments and related charges	(343,729)	(272)	(620)

Non-single-family gross margin	(328,353)	78,081	29,830

Total gross margin	(60,203)	254,780	197,928
Sales and marketing expense	(94,521)	(78,022)	(71,587)
General and administrative expense	(74,244)	(75,583)	(71,348)
Restructuring expense	(10,938)	(2,460)	(2,801)
Other income	2,452	914	2,080

Earnings (loss) from continuing operations, before income taxes	(237,454)	99,629	54,272
Income tax benefit (expense)	86,161	(38,910)	(19,333)

Earnings (loss) from continuing operations	(151,293)	60,719	34,939
Discontinued operations, net of income taxes	1,838	762	589

Net earnings (loss) attributable to common shareholder	$(149,455)	$61,481	$35,528

Basic earnings (loss) per share from continuing operations attributable to common shareholder	$(1.51)	$0.61	$0.35
Basic earnings per share from discontinued operations attributable to common shareholder	0.02	—	0.01

Basic earnings (loss) per share attributable to common shareholder	$(1.49)	$0.61	$0.36

Operating Data—Owned Projects
Net new home orders	3,055	2,665	1,902
New homes delivered	2,939	2,314	1,912
Average sales price of homes delivered	$415	$376	$402
Cancellation rate	15%	15%	16%
Average selling communities	86	72	74
Selling communities at end of period	89	68	69
Backlog at end of period, number of homes	897	781	430
Backlog at end of period, aggregate sales value	$507,064	$342,497	$167,505
Balance Sheet Data
Cash	$4,510	$5,212	$3,170
Inventory	$1,421,986	$1,609,485	$1,499,040
Total assets	$1,910,464	$1,999,537	$1,933,849
Debt payable to third parties and Weyerhaeuser	$834,589	$798,808	$851,303
Total liabilities	$1,084,947	$1,005,810	$1,044,142
Total shareholder’s interest	$797,096	$953,779	$891,304

Summary Historical Financial Data of Weyerhaeuser

The following summary historical financial data of Weyerhaeuser as of and for the years ended December 31, 2013 and 2012 and for the year ended December 31, 2011 have been derived from the audited financial statements of Weyerhaeuser incorporated by reference in this document. The data as of December 31, 2011 have been derived from the audited financial statements of Weyerhaeuser not included or incorporated by reference in this document. This information is only a summary and should be read in conjunction with the financial statements of Weyerhaeuser and the notes thereto and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section contained in Weyerhaeuser’s Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference in this document. See “Where You Can Find More Information; Incorporation by Reference”.

	As of and for the Year Ended December 31,
	2013	2012	2011
	(Dollar amounts in millions, except per share figures)
Consolidated Statement of Operations
Net sales and revenues	$8,529	$7,059	$6,216
Cost of products sold	(6,709)	(5,810)	(5,120)

Gross margin	1,820	1,249	1,096
Selling expenses	(220)	(194)	(178)
General and administrative expenses	(455)	(436)	(423)
Research and development expenses	(33)	(32)	(30)
Charges for restructuring, closures and impairments	(390)	(32)	(83)
Other income (expense), net	25	180	212

Operating income	747	735	594
Interest income and other	58	52	47
Interest expense, net of capitalized interest	(371)	(348)	(384)

Net earnings from continuing operations before income taxes	434	439	257
Income taxes	129	(55)	62

Net earnings from continuing operations	563	384	319
Net earnings from discontinued operations, net of income taxes	—	—	12

Net earnings	563	384	331
Dividends on preference shares	(23)	—	—
Net (earnings) loss attributable to noncontrolling interests	—	1	—

Net earnings attributable to Weyerhaeuser common shareholders	$540	$385	$331

Basic net earnings per share attributable to common shareholders
Continuing operations	$0.95	$0.71	$0.60
Discontinued operations	—	—	0.02

Net earnings per share	$0.95	$0.71	$0.62

Diluted net earnings per share attributable to common shareholders
Continuing operations	$0.95	$0.71	$0.59
Discontinued operations	—	—	0.02

Net earnings per share	$0.95	$0.71	$0.61

	As of and for the Year Ended December 31,
	2013	2012	2011
	(Dollar amounts in millions, except per share figures)
Balance Sheet Data
Cash and cash equivalents	$835	$898	$953
Inventories	$2,006	$2,197	$2,040
Total assets	$14,498	$12,592	$12,634
Long-term debt	$4,891	$4,291	$4,478
Total liabilities	$7,896	$8,479	$8,367
Shareholder equity	$6,795	$4,070	$4,263

Summary of Selected Historical Financial and Operating Data of TRI Pointe

The following summary of selected historical financial data of TRI Pointe as of and for the years ended December 31, 2013 and 2012 and for the year ended December 31, 2011 has been derived from the audited consolidated financial statements of TRI Pointe incorporated by reference in this document. The financial data as of December 31, 2011 have been derived from the audited financial statements of TRI Pointe not included or incorporated by reference in this document. This information is only a summary and should be read in conjunction with the audited consolidated financial statements of TRI Pointe and the notes thereto and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section contained in TRI Pointe’s Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference in this document. See “Where You Can Find More Information; Incorporation by Reference”.

	As of and for the Year Ended December 31,
	2013	2012	2011
	(Dollar amounts in thousands, except per share figures)
Statement of Operations Data
Home sales	$247,091	$77,477	$13,525
Cost of home sales	(193,092)	(63,688)	(12,075)

Homebuilding gross profit	53,999	13,789	1,450
Fee building gross margin	1,082	149	150
Sales and marketing	(8,486)	(4,636)	(1,553)
General and administrative	(17,057)	(6,772)	(4,620)
Organizational costs	—	—	—
Transaction expense	(4,087)	—	—
Other income (expense), net	302	(24)	(20)

Income (loss) before income taxes	25,753	2,506	(4,593)
Provision for income taxes	(10,379)	—	—

Net income (loss)	$15,374	$2,506	$(4,593)

Net income (loss) per share(1)
Basic	$0.50	$0.12	$(0.36)

Diluted	$0.50	$0.12	$(0.36)

Operating Data—Owned Projects
Net new home orders	477	204	42
New homes delivered	396	144	36
Average sales price of homes delivered	$624	$538	$376
Cancellation rate	10%	16%	13%
Average selling communities	7.4	5.4	2.0
Selling communities at end of period	10	7	3
Backlog at end of period, number of homes	149	68	8
Backlog at end of period, aggregate sales value	$111,566	$33,287	$3,364

Operating Data—Fee Building Projects
Net new home orders	41	45	34
New homes delivered	66	26	68
Average sales price of homes delivered	$685	$885	$786

Balance Sheet Data
Cash, cash equivalents and marketable securities	$35,261	$19,824	$10,164
Real estate inventories	$455,642	$194,083	$82,023
Total assets	$506,035	$217,516	$93,776
Notes payable	$138,112	$57,368	$6,873
Total liabilities	$183,729	$68,363	$11,285
Total equity	$322,306	$149,153	$82,491

(1)	Basic and diluted net income (loss) per share gives effect to the conversion of the equity of the former members of TPH LLC into TRI Pointe common stock on January 30, 2013 as though the conversion had occurred at the beginning of the period or the original date of issuance, if later. The number of shares converted is based on the initial public offering price of $17.00 per share of TRI Pointe common stock.

Summary Unaudited Pro Forma Condensed Consolidated Financial Information of Weyerhaeuser Reflecting the Transactions

The following summary unaudited pro forma condensed consolidated financial information of Weyerhaeuser is being presented for illustrative purposes only, and this information should not be relied upon for purposes of making any investment or other decisions. The following summary unaudited pro forma condensed consolidated balance sheet data gives effect to the Transactions as if they occurred on December 31, 2013. The following summary unaudited pro forma condensed consolidated statement of earnings data gives effect to the Transactions as if they occurred on January 1, 2013. The following summary unaudited pro forma condensed consolidated financial information also assumes Weyerhaeuser elects to distribute the WRECO common shares via this exchange offer, and assumes this exchange offer was fully subscribed and consummated as of the above dates. You should also not rely on the following summary unaudited pro forma condensed consolidated financial information as being indicative of the results or financial condition that would have been achieved had the Transactions occurred, or the exchange offer been fully subscribed and consummated, other than during the periods or on the date presented or of the actual future results or financial condition of Weyerhaeuser to be achieved following the Transactions and the consummation of the exchange offer. This information is only a summary and should be read in conjunction with “Selected Historical and Pro Forma Financial and Operating Data—Unaudited Pro Forma Condensed Consolidated Financial Information of Weyerhaeuser Reflecting the Transactions”.

As of and for the Year Ended December 31, 2013

Statement of Earnings Data
Net sales	$7,254
Cost of products sold	5,716

Gross margin	1,538

Selling expenses	125
General and administrative expenses	381
Research and development expenses	33
Charges for restructuring, closures, and impairments	376
Other operating income, net	(32)

Operating income from continuing operations	655
Interest income and other	54
Interest expense, net of capitalized interest	(368)

Earnings from continuing operations before income taxes	341
Income taxes	168

Earnings from continuing operations	509

Earnings per common share from continuing operations
Basic	$1.04
Diluted	$1.03

Balance Sheet Data
Cash and cash equivalents	1,569
Property and equipment, less accumulated depreciation	2,689
Total assets	13,538
Long-term debt	4,891
Total liabilities	7,564
Weyerhaeuser shareholders’ interest	5,971

Summary Unaudited Pro Forma Financial Information of TRI Pointe and WRECO

The following summary unaudited pro forma financial information of TRI Pointe and WRECO are being presented for illustrative purposes only, and this information should not be relied upon for purposes of making any investment or other decisions. The data assume that WRECO had been owned by TRI Pointe for the period and at the date presented, and reflect the changes that WRECO expects to experience as a result of the Transactions, including the REB Transfers. TRI Pointe and WRECO may have performed differently had they actually been combined for the period or on the date presented. You should also not rely on the following data as being indicative of the results or financial condition that would have been achieved or existed had TRI Pointe and WRECO been combined other than during the period or on the date presented or of the actual future results or financial condition of TRI Pointe to be achieved following the consummation of the Transactions. This information is only a summary and should be read in conjunction with “Selected Historical and Pro Forma Financial and Operating Data—Unaudited Pro Forma Condensed Combined Financial Information of TRI Pointe and WRECO”.

As of and for the Year Ended December 31, 2013
(Dollar amounts in thousands, except per share figures)
Statement of Operations Data
Home sales	$1,465,521
Cost of home sales	(1,171,769)
Impairments and related charges	(1,719)

Homebuilding gross margin	292,033
Non-single-family gross margin	17,353
Fee building gross margin	1,082
Sales and marketing	(104,297)
General and administrative	(92,126)
Restructuring charges	(8,538)
Other income, net	6,475

Earnings before income taxes	111,982
Provision for income taxes	(43,407)

Earnings from continuing operations	$68,575

Earnings per common share
Basic	$0.43

Diluted	$0.42

Operating Data
Net new home orders	3,532
New homes delivered	3,335
Average sales price of homes delivered	$439
Cancellation rate	15%
Average selling communities	93
Selling communities at end of period	99
Backlog at end of period, number of homes	1,046
Backlog at end of period, aggregate sales value	$618,630

Balance Sheet Data
Cash, cash equivalents and marketable securities	$38,903
Inventory	$1,866,074
Total assets	$2,501,531
Debt payable	$938,112
Total liabilities	$1,167,487
Stockholders’ equity	$1,305,623

Summary Comparative Historical and Pro Forma Per Share Data

The following tables set forth certain historical and pro forma per share data for TRI Pointe, WRECO and Weyerhaeuser. The TRI Pointe historical data have been derived from and should be read together with the audited consolidated financial statements of TRI Pointe and related notes thereto contained in TRI Pointe’s Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference in this document. The WRECO historical data have been derived from and should be read together with the audited consolidated financial statements of WRECO and related notes thereto included in this document. The Weyerhaeuser historical data have been derived from and should be read together with the audited consolidated financial statements of Weyerhaeuser and related notes thereto contained in Weyerhaeuser’s Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference in this document. The pro forma data have been derived from the unaudited pro forma financial statements of TRI Pointe, WRECO and Weyerhaeuser included in this document. See “Where You Can Find More Information; Incorporation by Reference”.

These summary comparative historical and pro forma per share data are being presented for illustrative purposes only. TRI Pointe, WRECO and Weyerhaeuser may have performed differently had the Transactions occurred prior to the period or the date presented. You should not rely on the pro forma per share data presented as being indicative of the results that would have been achieved had TRI Pointe and the Real Estate Business been combined during the period or at the date presented or of the actual future results or financial condition of TRI Pointe, WRECO or Weyerhaeuser to be achieved following the consummation of the Transactions.

	As of and for the Year Ended December 31, 2013
TRI Pointe	Historical	Pro Forma
Basic net income per share(1)	$0.50	$0.43
Diluted net income per share(1)	$0.50	$0.42
Weighted average common shares outstanding—Basic	30,775,989	161,332,533
Weighted average common shares outstanding—Diluted	30,797,602	162,528,775
Book value per share of common stock	$10.47	$8.03
Dividends declared per share of common stock	$0.00	$0.00

(1)	Basic and diluted net income per share gives effect to the conversion of the equity of the former members of TPH LLC into TRI Pointe common stock on January 30, 2013 as though the conversion had occurred at the beginning of the period or the original date of issuance, if later. The number of shares converted is based on the initial public offering price of $17.00 per share of TRI Pointe common stock.

	As of and for the Year Ended December 31, 2013(1)
WRECO	Historical	Pro Forma(2)
Basic earnings (losses) from continuing operations per share	$(1.51)	$(1.17)
Diluted earnings (losses) from continuing operations per share	$(1.51)	$(1.17)
Book value per common share outstanding	$7.97	$6.15
Dividends declared per common share outstanding	$0.00	$0.00

(1)	Historical per share figures are based on 100,000,000 shares, and pro forma per share figures are based on 129,700,000 shares. Per share figures include pretax impairment charges of $343.3 million and operating costs of $2.4 million that relate to Coyote Springs which, under the terms of the Transaction Agreement, will be excluded from the Transactions and retained by Weyerhaeuser.
(2)	Pro forma per share amounts reflect the exchange ratio of 1.297 shares of TRI Pointe common stock to be exchanged for each WRECO common share so that the per share amounts are equated to the respective values for one share of TRI Pointe common stock.

WRECO is currently an indirect wholly owned subsidiary of Weyerhaeuser and there is no established trading market in WRECO common shares. WRECO common shares do not currently trade separately from Weyerhaeuser common shares.

	As of and for the Year Ended December 31, 2013
Weyerhaeuser	Historical	Pro Forma
Basic earnings per share	$0.95	$1.04
Diluted earnings per share	$0.95	$1.03
Book value per common share outstanding	$11.64	$11.80
Dividends declared per common share	$0.81	$0.94

Summary Historical Common Stock Market Price and Dividend Data

Historical market price data for WRECO have not been presented because WRECO is currently an indirect wholly owned subsidiary of Weyerhaeuser and there is no established trading market in WRECO common shares. WRECO common shares do not currently trade separately from Weyerhaeuser common shares.

Weyerhaeuser common shares currently trade on the NYSE under the symbol “WY”. On November 1, 2013, the last trading day before the announcement of the Transactions, the last sale price of Weyerhaeuser common shares reported by the NYSE was $30.34. On             ,         , the last trading day prior to the public announcement of this exchange offer, the last sale price of Weyerhaeuser common shares reported by the NYSE was $        . On             , 2014, the last trading day prior to the filing of this document, the last sale price of Weyerhaeuser common shares reported by the NYSE was $        .

Shares of TRI Pointe common stock currently trade on the NYSE under the trading symbol “TPH”. On November 1, 2013, the last trading day before the announcement of the Transactions, the last sale price of TRI Pointe common stock reported by the NYSE was $15.38. On             ,         , the last trading day prior to the public announcement of this exchange offer, the last sale price of TRI Pointe common stock reported by the NYSE was $        . On             , 2014, the last trading day prior to the filing of this document, the last sale price of TRI Pointe common stock reported by the NYSE was $        .

The following table sets forth the high and low sale prices of Weyerhaeuser common shares and TRI Pointe common stock on the NYSE for the periods indicated as well as the dividends per share declared by Weyerhaeuser to Weyerhaeuser shareholders and TRI Pointe to TRI Pointe stockholders for these periods. The quotations are as reported in published financial sources.

	Weyerhaeuser Per Share Dividends(1)	Weyerhaeuser Common Shares		TRI Pointe Per Share Dividends(2)	TRI Pointe Common Stock(2)(3)
		High	Low		High	Low
Year Ending December 31, 2014
First Quarter (through March 27, 2014)	$0.22	$31.59	$28.63	$0.00	$20.00	$16.23
Year Ended December 31, 2013
First Quarter	$0.17	$31.74	$28.36	$0.00	$21.25	$17.50
Second Quarter	$0.20	$33.24	$26.38	$0.00	$21.18	$14.24
Third Quarter	$0.22	$29.86	$26.64	$0.00	$17.22	$13.95
Fourth Quarter	$0.22	$32.00	$28.01	$0.00	$20.29	$13.43
Year Ended December 31, 2012
First Quarter	$0.15	$22.36	$18.50	N/A	N/A	N/A
Second Quarter	$0.15	$22.36	$18.60	N/A	N/A	N/A
Third Quarter	$0.15	$28.06	$21.87	N/A	N/A	N/A
Fourth Quarter	$0.17	$28.82	$24.74	N/A	N/A	N/A

(1)	Changes in the amount of dividends Weyerhaeuser paid were primarily due to:

•	an increase in Weyerhaeuser’s quarterly dividend from 15 cents per share to 17 cents per share in November 2012.

•	an increase in Weyerhaeuser’s quarterly dividend from 17 cents per share to 20 cents per share in May 2013.

•	an increase in Weyerhaeuser’s quarterly dividend from 20 cents per share to 22 cents per share in August 2013.

(2)	On January 30, 2013, TRI Pointe was reorganized from a Delaware limited liability company to a Delaware corporation in connection with its initial public offering.
(3)	TRI Pointe common stock was listed on and began trading on the NYSE on January 31, 2013. Prior to that date, TRI Pointe was a limited liability company and there was no established trading market for its membership interests.

TRI Pointe Dividend Policy

TRI Pointe currently intends to retain its future earnings, if any, to finance the development and expansion of its business and, therefore, does not intend to pay cash dividends on its common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of TRI Pointe’s board of directors and will depend on TRI Pointe’s financial condition, results of operations, and capital requirements, restrictions contained in any financing instruments and such other factors as the TRI Pointe board of directors deems relevant.

RISK FACTORS

You should carefully consider each of the following risks and all of the other information contained and incorporated by reference in this document and the exhibits hereto. Some of the risks described below relate principally to the business and the industry in which TRI Pointe, including WRECO, will operate after the consummation of the Transactions, while others relate principally to the Transactions and participation in this exchange offer. The remaining risks relate principally to the securities markets generally and ownership of shares of TRI Pointe common stock. The risks described below are not the only risks facing TRI Pointe following the consummation of the Transactions or to participating in this exchange offer.

Risks Related to the Transactions

The Transactions may not be completed on the terms or timeline currently contemplated, or at all.

The consummation of the Transactions is subject to numerous conditions, including (i) the absence of certain legal impediments to the consummation of the Transactions, (ii) the effectiveness of certain filings with the SEC, (iii) the approval by TRI Pointe stockholders of the issuance of shares of TRI Pointe common stock in the Merger, (iv) the receipt of the Covington & Burling Tax Opinion and the Gibson Dunn Tax Opinion, (v) the receipt of the proceeds of the New Debt and (vi) other customary closing conditions. See “The Transaction Agreement—Conditions to the Consummation of the Transactions”. There is no assurance that the Transactions will be consummated on the terms or timeline currently contemplated, or at all. TRI Pointe, Weyerhaeuser and WRECO have expended and will continue to expend significant management time and resources and have incurred and will continue to incur significant expenses due to legal, advisory and financial services fees related to the Transactions. These expenses must be paid regardless of whether the Transactions are consummated.

Governmental agencies may not approve the Transactions or the related transactions necessary to complete them, or may impose conditions to any such approval or require changes to the terms of the Transactions. Any such conditions or changes could have the effect of delaying the consummation of the Transactions, imposing costs on or limiting the revenues of the combined company following the consummation of the Transactions or otherwise reducing the anticipated benefits of the Transactions.

The obligations of the lenders under the Commitment Letter are subject to customary conditions, including, subject to certain exceptions, the absence of any “material adverse effect,” as the term is described in “The Transaction Agreement—Representations and Warranties”. Accordingly, there can be no assurance that these conditions will be satisfied or, if not satisfied, waived by the lenders. If WRECO is not able to obtain alternative financing on commercially reasonable terms, it could prevent the consummation of the Merger or materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations if the Merger is ultimately consummated.

Additionally, the Commitment Letter will terminate on August 4, 2014 unless the Transactions have been consummated on or prior to that date. However, the Transaction Agreement provides that Weyerhaeuser or TRI Pointe may terminate the Transaction Agreement if the Merger is not consummated on or before November 3, 2014. Therefore, it is possible that the Commitment Letter will terminate prior to the consummation of the Merger and that WRECO will be required to seek alternative sources of financing for the New Debt. WRECO may not be able to obtain alternative sources of financing on terms as favorable as those provided in the Commitment Letter. If the Commitment Letter is terminated prior to the consummation of the Merger and WRECO is not able to obtain alternative financing on commercially reasonable terms, it could prevent the consummation of the Merger or materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations if the Merger is ultimately consummated.

The integration of TRI Pointe and WRECO may not be successful or the anticipated benefits from the Transactions may not be realized.

After the consummation of the Transactions, TRI Pointe will have significantly more sales, assets and employees than it did prior to the consummation of the Transactions. The integration process will require TRI Pointe to expend significant capital and significantly expand the scope of its operations and financial systems. TRI Pointe’s management will be required to devote a significant amount of time and attention to the process of integrating the operations of TRI Pointe and WRECO. A significant degree of difficulty and management involvement is inherent in that process. These difficulties include, but are not limited to:

•	integrating the operations of WRECO while carrying on the ongoing operations of TRI Pointe;

•	managing a significantly larger company than before the consummation of the Transactions;

•	the possibility of faulty assumptions underlying TRI Pointe’s expectations regarding the integration process;

•	coordinating a greater number of diverse businesses and businesses located in a greater number of geographic locations;

•	integrating two separate business cultures, which may prove to be incompatible;

•	attracting and retaining the necessary personnel associated with WRECO following the consummation of the Transactions;

•	creating uniform standards, controls, procedures, policies and information systems and controlling the costs associated with such matters;

•	integrating information technology, purchasing, accounting, finance, sales, billing, payroll and regulatory compliance systems; and

•	TRI Pointe has no history of a major integration.

There is no assurance that WRECO will be successfully or cost-effectively integrated with TRI Pointe. The process of integrating the Real Estate Business into TRI Pointe’s business may cause an interruption of, or loss of momentum in, the activities of TRI Pointe’s business after the consummation of the Transactions. If TRI Pointe’s management is not able to manage the integration process effectively, or if any significant business activities are interrupted as a result of the integration process, TRI Pointe’s business, liquidity, financial condition and results of operations may be materially and adversely impacted.

All of the risks associated with the integration process could be exacerbated by the fact that TRI Pointe may not have a sufficient number of employees with the requisite expertise to integrate the businesses or to operate TRI Pointe’s business after the consummation of the Transactions. If TRI Pointe does not hire or retain employees with the requisite skills and knowledge to run TRI Pointe after the consummation of the Transactions, it may materially and adversely affect TRI Pointe’s business.

Even if TRI Pointe is able to combine the two business operations successfully, it may not be possible to realize the full benefits of the increased sales volume and other benefits, including the expected synergies, which are expected to result from the Transactions, or realize these benefits within the time frame that is expected. For example, the elimination of duplicative costs may not be realized as fully as anticipated or may take significantly longer than anticipated, or the benefits from the Transactions may be offset by costs incurred or delays in integrating the companies. If TRI Pointe fails to realize the benefits it anticipates from the Transactions, TRI Pointe’s business, liquidity, financial condition and results of operations may be materially and adversely affected.

The calculation of the merger consideration will not be adjusted if the value of the business or assets of WRECO declines or if the value of TRI Pointe increases before the Merger is consummated.

The number of shares of TRI Pointe common stock to be distributed in the Merger will not be adjusted if the value of the business or assets of WRECO or TRI Pointe declines or increases prior to the consummation of the Merger. TRI Pointe will not be required to consummate the Merger, and Weyerhaeuser and WRECO will not be required to consummate the Distribution, the Merger and the other Transactions, if there has been any “material adverse effect” (as the term is described in “The Transaction Agreement—Representations and Warranties”) on the Real Estate Business or on TRI Pointe, as applicable. However, TRI Pointe will not be permitted to terminate the Transaction Agreement or re-solicit the vote of TRI Pointe stockholders because of any changes in the market prices of TRI Pointe common stock or any changes in the value of WRECO that do not constitute a material adverse effect on the Real Estate Business, and Weyerhaeuser and WRECO will not be permitted to terminate the Transaction Agreement because of any changes in the market price of TRI Pointe common stock or any changes in the value of TRI Pointe that do not constitute a material adverse effect on TRI Pointe and its subsidiaries.

TRI Pointe expects to incur significant costs related to the consummation of the Transactions that could materially and adversely affect its liquidity, cash flows and results of operations.

TRI Pointe expects to incur significant one-time costs in connection with the Transactions, including (i) up to $15 million of Transaction-related fees and expenses, including legal, accounting and other professional fees, but excluding financing-related fees, transition and integration expenses and advisory fees, (ii) approximately $6 million of advisory fees, (iii) approximately $28 million of financing-related fees, (iv) if the Transactions are consummated, reimbursement of up to $15 million of Transaction-related fees and expenses incurred by Weyerhaeuser, other than advisory fees, and (v) transition and integration expenses. Additionally, TRI Pointe may have to pay the Adjustment Amount in cash to WNR, as described in “The Transaction Agreement—Payment of Adjustment Amount”. While TRI Pointe expects to be able to fund these one-time costs and the Adjustment Amount, if payable by TRI Pointe, using cash from operations and borrowings under existing and anticipated credit sources, these costs will negatively impact TRI Pointe’s liquidity, cash flows and results of operations in the periods in which they are incurred.

Current TRI Pointe stockholders’ percentage ownership interest in TRI Pointe will be substantially diluted in the Merger.

After the consummation of the Merger, the TRI Pointe common stock outstanding immediately prior to the consummation of the Merger will represent, in the aggregate, approximately 19.5% of TRI Pointe’s outstanding shares of common stock on a fully diluted basis. Consequently, TRI Pointe’s pre-Merger stockholders, as a group, will be able to exercise less influence over the management and policies of TRI Pointe following the consummation of the Merger than immediately prior to the consummation of the Merger.

Sales of shares of TRI Pointe common stock after the consummation of the Transactions may negatively affect the market price of TRI Pointe common stock.

The shares of TRI Pointe common stock to be issued in the Merger to holders of WRECO common shares will generally be eligible for immediate resale. The market price of TRI Pointe common stock could decline as a result of sales of a large number of shares of TRI Pointe common stock in the market after the consummation of the Transactions or even the perception that these sales could occur.

Immediately after the consummation of the Merger, the ownership of TRI Pointe common stock on a fully diluted basis is expected to be as follows: (i) WRECO common shares will have been converted into the right to receive, in the aggregate, approximately 79.8% of the then outstanding TRI Pointe common stock, (ii) the TRI Pointe common stock outstanding immediately prior to the consummation of the Merger will represent approximately 19.5% of the then outstanding TRI Pointe common stock and (iii) outstanding equity awards of WRECO and TRI Pointe employees will represent the remaining 0.7% of the then outstanding TRI Pointe common stock. Currently, Weyerhaeuser shareholders may include index funds that have their performance tied to the Standard & Poor’s 500 Index or other stock indices, and institutional investors subject to various investing guidelines. Because TRI Pointe may not be included in these indices following the consummation of the Transactions or may not meet the investing guidelines of some of these institutional investors, these index funds and institutional investors may decide, or may be required, to sell the shares of TRI Pointe common stock that they receive in the Merger, if any. In addition, the investment fiduciaries of Weyerhaeuser’s defined contribution and defined benefit plans may decide to sell any TRI Pointe common stock that the trusts for these plans receive in the Merger, or may decide not to participate in this exchange offer, in response to their fiduciary obligations under applicable law. These sales, or the possibility that these sales may occur, may make it more difficult for TRI Pointe to obtain additional capital by selling equity securities in the future at a time and at a price that it deems appropriate.

The historical financial information of WRECO may not be representative of its results or financial condition if it had been operated independently of Weyerhaeuser and, as a result, is not a reliable indicator of its future results.

WRECO is currently a business segment of Weyerhaeuser. Consequently, the financial information of WRECO included in this document has been derived from the consolidated financial statements and accounting records of WRECO and reflects all direct costs as well as assumptions and allocations made by management of Weyerhaeuser. The financial position, results of operations and cash flows of WRECO presented may be different from those that would have resulted had WRECO been operated independently of Weyerhaeuser during the applicable periods or at the applicable dates. For example, in preparing the financial statements of WRECO, Weyerhaeuser made allocations of Weyerhaeuser corporate general and administrative expense deemed to be attributable to WRECO. However, these allocations reflect the corporate general and administrative expense attributable to WRECO operated as part of a larger organization and do not necessarily reflect the corporate general and administrative expense that would be incurred by WRECO had it been operated independently. Further, WRECO’s financial information does not reflect changes WRECO expects to experience in connection with the Transactions, in particular the REB Transfers. As a result, the historical financial information of WRECO homebuilding is not a reliable indicator of future results.

TRI Pointe may be unable to provide the same types and levels of benefits, services and resources to WRECO that Weyerhaeuser has provided, or may be unable to provide them at the same cost.

As a separate reporting segment of Weyerhaeuser, WRECO has received benefits and services from Weyerhaeuser and has been able to benefit from Weyerhaeuser’s financial strength and extensive business relationships. After the consummation of the Transactions, WRECO will be owned by TRI Pointe and will no longer benefit from Weyerhaeuser’s resources. It cannot be assured that TRI Pointe will be able to replace those resources adequately or replace them at the same cost. If TRI Pointe is not able to replace the resources provided by Weyerhaeuser, is unable to replace them at the same cost or is delayed in replacing the resources provided by Weyerhaeuser, TRI Pointe’s results of operations may be materially and adversely impacted.

TRI Pointe’s business, liquidity, financial condition and results of operations may be materially and adversely impacted following the consummation of the Transactions if TRI Pointe cannot negotiate terms that are as favorable as those Weyerhaeuser has historically received when TRI Pointe replaces contracts after the consummation of the Transactions.

Prior to the consummation of the Transactions, certain functions of WRECO are generally being performed under Weyerhaeuser’s centralized systems and, in some cases, under contracts that are also used for Weyerhaeuser’s other businesses that are not intended to be transferred to TRI Pointe with the Real Estate Business. In addition, some contracts to which Weyerhaeuser is a party on behalf of WRECO require consents of third parties to be assigned to WRECO, however none of these required consents represent a condition to the consummation of the Transactions. Although TRI Pointe believes that it will be able to obtain any such consents or enter into new contracts for similar services, there can be no assurance that TRI Pointe will be able to obtain those consents or negotiate terms that are as favorable as those Weyerhaeuser received when and if TRI Pointe replaces these services with its own contracts for similar services. Furthermore, while TRI Pointe believes that the failure to obtain third party consents for any single contract would not have a material impact on TRI Pointe, it is possible that the failure to obtain a significant number of required consents or replace a significant number of these contracts for any of these services could have a material adverse impact on TRI Pointe’s business, liquidity, financial condition and results of operations following the consummation of the Transactions.

If the WRECO Spin and the Distribution do not qualify as tax-free distributions described in Section 355 of the Code, or if the Merger does not qualify as a tax-free “reorganization” described in Section 368(a) of the Code, including as a result of actions taken in connection with the WRECO Spin, the Distribution or the Merger, or as a result of subsequent acquisitions of Weyerhaeuser common shares, TRI Pointe common stock or WRECO common shares, then Weyerhaeuser or its subsidiaries or Weyerhaeuser shareholders may be required to pay substantial U.S. federal income taxes, and, in certain circumstances, TRI Pointe may be required to indemnify Weyerhaeuser for any such tax liability.

The consummation of the Transactions is conditioned on Weyerhaeuser’s receipt of the Covington & Burling Tax Opinion and TRI Pointe’s receipt of the Gibson Dunn Tax Opinion. The opinions of counsel will be based on, among other things, current law and representations and assumptions as to factual matters made by Weyerhaeuser, WRECO, TRI Pointe and Merger Sub. These opinions may be incorrect. Any change in currently applicable law, which may be retroactive, or the failure of any representation or assumption to be true, correct and complete in all material respects, could materially and adversely affect the conclusions reached by counsel in the opinions. See “This Exchange Offer—Material U.S. Federal Income Tax Consequences of the Distribution and the Merger”.

Even if the Distribution were to otherwise qualify as a tax-free distribution described in Section 355 of the Code, the Distribution would be taxable to Weyerhaeuser or its subsidiaries (but not to Weyerhaeuser shareholders) pursuant to Section 355(e) of the Code if there is a 50% or greater change in ownership of either Weyerhaeuser or WRECO (including shares of TRI Pointe common stock after the consummation of the Merger), directly or indirectly, as part of a plan or series of related transactions that include the Distribution. For this purpose, any acquisitions of Weyerhaeuser, WRECO or TRI Pointe stock within the period beginning two years before the Distribution and ending two years after the Distribution are presumed to be part of such a plan, although Weyerhaeuser, WRECO or TRI Pointe may be able to rebut that presumption. Further, for purposes of this test, the Merger will be treated as part of such a plan, but the Merger standing alone should not cause the Distribution to be taxable to Weyerhaeuser under Section 355(e) of the Code because pre-Merger holders of WRECO common shares are expected to hold more than 50% of the then outstanding TRI Pointe common stock immediately following the consummation of the Merger. However, if the IRS were to determine that other acquisitions of Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock, either before or after the Distribution, were part of a plan or series of related transactions that included the Distribution, such determination could result in significant tax-related losses to Weyerhaeuser. In connection with the Covington & Burling Tax Opinion and the Gibson Dunn Tax Opinion, Weyerhaeuser and TRI Pointe have represented or will represent that the Distribution is not part of any such plan or series of related transactions.

In certain circumstances, under the Tax Sharing Agreement, TRI Pointe will be required to indemnify Weyerhaeuser against any taxes on the Distribution that arise as a result of certain actions or failures to act by TRI Pointe or WRECO after the consummation of the Transactions, certain events involving TRI Pointe’s capital stock or the assets of TRI Pointe, WRECO or Weyerhaeuser which cause the Distribution to be a taxable event under Section 355(e) of the Code (including the Merger), or any breach by TRI Pointe or by WRECO after the consummation of the Transactions of any representation or covenant made by them in the Tax Sharing Agreement or the Transaction Agreement.

In certain circumstances, under the Tax Sharing Agreement, Weyerhaeuser will be required to indemnify TRI Pointe and WRECO after the consummation of the Transactions against any taxes on the Distribution that arise as a result of certain actions or failures to act by Weyerhaeuser, or any breach by Weyerhaeuser of any representation or covenant made by it or its subsidiaries in the Tax Sharing Agreement or the Transaction Agreement. If Weyerhaeuser or a subsidiary of Weyerhaeuser were to recognize gain on the Distribution, Weyerhaeuser or that subsidiary, as the case may be, would be solely responsible, and would be obligated to indemnify TRI Pointe and WRECO, for any such gain.

If TRI Pointe is required to indemnify Weyerhaeuser, this indemnification obligation could be substantial and could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

TRI Pointe may be materially and adversely affected by significant restrictions following the consummation of the Transactions imposed to avoid significant tax-related liabilities.

The Tax Sharing Agreement generally will restrict TRI Pointe and its affiliates’ ability to take certain actions that could cause the WRECO Spin, the Distribution, the Merger and certain related Transactions to fail to qualify as tax-free transactions. In particular, for a two-year period following the Closing Date, TRI Pointe and its affiliates’ ability to undertake any of the following is restricted:

•	enter into any agreement, understanding or arrangement pursuant to which any person would (directly or indirectly) acquire, or have the right to acquire, TRI Pointe capital stock or WRECO capital stock (excepting the stock of WRECO acquired pursuant to the Merger and certain limited circumstances set forth in the Tax Sharing Agreement);

•	merge or consolidate TRI Pointe or WRECO with any other person;

•	liquidate or partially liquidate TRI Pointe or WRECO;

•	cause or permit TRI Pointe or WRECO to be treated as other than a corporate taxpayer for U.S. federal income tax purposes; or

•	cause or permit WRECO to discontinue its engagement in the Real Estate Business.

If TRI Pointe intends to take any such restricted action, Weyerhaeuser will be required to cooperate with TRI Pointe in obtaining an IRS ruling or an unqualified tax opinion reasonably acceptable to Weyerhaeuser to the effect that such action will not affect the status of the WRECO Spin, the Distribution or the Merger as tax-free transactions. However, if TRI Pointe takes any of the actions above and those actions result in tax-related losses to Weyerhaeuser, then TRI Pointe generally will be required to indemnify Weyerhaeuser for such losses, without regard to whether Weyerhaeuser had given TRI Pointe prior consent. See “Other Agreements—Tax Sharing Agreement”.

Due to these restrictions and indemnification obligations under the Tax Sharing Agreement, TRI Pointe will be limited in its ability to pursue strategic transactions, equity or convertible debt financings or other transactions that may otherwise be in TRI Pointe’s best interests. Also, TRI Pointe’s potential indemnity obligation to Weyerhaeuser might discourage, delay or prevent a change of control during this two-year period that TRI Pointe stockholders may consider favorable to its ability to pursue strategic transactions, equity or convertible debt financings or other transactions that may otherwise be in TRI Pointe’s best interests.

Failure to consummate the Transactions could materially and adversely impact the market price of TRI Pointe common stock as well as TRI Pointe’s business, liquidity, financial condition and results of operations.

If the Transactions are not consummated for any reason, the price of TRI Pointe common stock may decline significantly. In addition, TRI Pointe is subject to additional risks, including, among others:

•	depending on the reasons for and timing of the termination of the Transaction Agreement, the requirement in the Transaction Agreement that TRI Pointe pay Weyerhaeuser a termination fee of $20 million or reimburse Weyerhaeuser for certain out-of-pocket costs relating to the Transactions;

•	substantial costs related to the Transactions, such as legal, accounting, regulatory filing, financial advisory and financial printing fees, which must be paid regardless of whether the Transactions are completed; and

•	potential disruption of the business of TRI Pointe and distraction of its workforce and management team.

The Transaction Agreement contains provisions that may discourage other companies from trying to acquire TRI Pointe.

The Transaction Agreement contains provisions that may discourage a third-party from submitting a business combination proposal to TRI Pointe prior to the consummation of the Transactions that might result in greater value to TRI Pointe stockholders than the Transactions. For example, the Transaction Agreement generally prohibits TRI Pointe from soliciting any takeover proposal. In addition, if the Transaction Agreement is terminated by TRI Pointe or Weyerhaeuser in circumstances that obligate TRI Pointe to pay a termination fee or to reimburse transaction expenses to Weyerhaeuser, TRI Pointe’s liquidity or financial condition may be materially and adversely affected as a result, and the requirement to make a payment might deter third parties from proposing alternative business combination proposals. In addition, the Transaction Agreement requires that TRI Pointe seek stockholder approval for the issuance of shares of TRI Pointe common stock in the Merger, even if the TRI Pointe board of directors changes its recommendation regarding the proposal to authorize the issuance of shares of TRI Pointe common stock in the Merger. Further, in connection with the Transactions, Weyerhaeuser has entered into the Voting Agreements with the Starwood Fund and three of TRI Pointe’s executive officers with respect to an aggregate of 12,639,163 shares of TRI Pointe common stock, representing approximately 40% of the TRI Pointe common stock currently outstanding. These agreements include provisions that may discourage a third-party from submitting a business combination proposal to TRI Pointe prior to the consummation of the Transactions. Specifically, these Voting Agreements provide, among other things, that these TRI Pointe stockholders will (i) vote their shares subject to the Voting Agreements in favor of the proposal to authorize the issuance of TRI Pointe common stock in the Merger and any other actions necessary and desirable in connection with the Transactions and (ii) vote against any action, agreement or proposal made in opposition to, or in competition with, the consummation of the Transactions and the issuance of TRI Pointe common stock in the Merger, including any competing transaction or superior proposal. See “Other Agreements—Voting Agreements”.

TRI Pointe will have significantly more shares of its common stock outstanding after the consummation of the Transactions and this may discourage others from trying to acquire TRI Pointe.

TRI Pointe expects to issue 129,700,000 shares of its common stock in the Merger, excluding shares to be issued on exercise or vesting of equity awards held by WRECO employees that are being assumed by TRI Pointe in connection with the Transactions. Because TRI Pointe will be a significantly larger company and have significantly more shares of its common stock outstanding after the consummation of the Transactions, an acquisition of TRI Pointe may become more expensive. As a result, some companies may not seek to acquire TRI Pointe, and the reduction in potential parties that may seek to acquire TRI Pointe could negatively impact the prices at which TRI Pointe common stock trades.

Tendering Weyerhaeuser shareholders may receive a reduced premium or may not receive any premium in the exchange offer.

This exchange offer is designed to permit you to exchange your Weyerhaeuser common shares for a number of WRECO common shares that corresponds to a     % discount to the equivalent amount of TRI Pointe common stock, calculated as set forth in this document. However, the exchange ratio is subject to an upper limit, as discussed in “This Exchange Offer—Upper Limit”. If the upper limit is in effect, Weyerhaeuser common shares will be exchanged for a number of WRECO common shares that corresponds to less, and possibly much less, than a     % discount to the equivalent amount of TRI Pointe common stock, calculated as set forth in this document. Subject to the upper limit, for each $1.00 of Weyerhaeuser common shares accepted in this exchange offer, you will ultimately receive $         of fully paid and non-assessable shares of TRI Pointe common stock as a result of this exchange offer and the Merger. If the upper limit is in effect, you will ultimately receive less than $         of TRI Pointe common stock for each $1.00 of Weyerhaeuser common shares that is accepted in this exchange offer, and you could receive much less.

The calculated per-share value of Weyerhaeuser common shares for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of Weyerhaeuser common shares on the NYSE on each of the Valuation Dates. The calculated per-share value of WRECO common shares for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of TRI Pointe common stock on the NYSE on each of the Valuation Dates, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger). The calculated per-share value of TRI Pointe common stock for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of shares of TRI Pointe common stock on the NYSE on each of the Valuation Dates. Weyerhaeuser will determine the calculations of the per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and its determination will be final.

Because of the limit on the number of WRECO common shares you may receive in this exchange offer, if there is a drop of sufficient magnitude in the trading price of TRI Pointe common stock relative to the trading price of Weyerhaeuser common shares, or if there is an increase of sufficient magnitude in the trading price of Weyerhaeuser common shares relative to the trading price of TRI Pointe common stock, you may not ultimately receive $         of TRI Pointe common stock for each $1.00 of Weyerhaeuser common shares, and could receive much less.

For example, if the calculated per-share value of Weyerhaeuser common shares was $         (the highest closing price for Weyerhaeuser common shares on the NYSE during the three-month period prior to commencement of this exchange offer) and the calculated per-share value of WRECO common shares was $         (based on the lowest closing price for TRI Pointe common stock on the NYSE during that three-month period multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger)), the value of WRECO common shares, based on the TRI Pointe common stock price multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger), received for Weyerhaeuser common shares accepted for exchange would be approximately $         for each $1.00 of Weyerhaeuser common shares accepted for exchange.

This exchange offer does not provide for a minimum exchange ratio. See “This Exchange Offer—Terms of this Exchange Offer”. If the upper limit on the number of WRECO common shares that can be received for each Weyerhaeuser common share tendered is in effect at the expiration of the exchange offer period, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension of this exchange offer will be made until 8:00 a.m., New York City time, on the day after the second trading day following the last trading day prior to the originally contemplated expiration date to permit shareholders to tender or withdraw their Weyerhaeuser common shares during those days. Any changes in the prices of Weyerhaeuser common shares or TRI Pointe common stock on those additional days of this exchange offer will not, however, affect the exchange ratio.

If the trading price of Weyerhaeuser common shares were to increase during the period of the Valuation Dates, the average Weyerhaeuser common share price used to calculate the exchange ratio would likely be lower than the closing price of Weyerhaeuser common shares on the expiration date of this exchange offer. As a result, you may receive fewer WRECO common shares, and therefore effectively fewer shares of TRI Pointe common stock, for each $1.00 of Weyerhaeuser common shares than you would have if that per-share value were calculated on the basis of the closing price of Weyerhaeuser common shares on the expiration date of this exchange offer. Similarly, if the trading price of TRI Pointe common stock were to decrease during the period of the Valuation Dates, the average TRI Pointe common stock price used to calculate the exchange ratio would likely be higher than the closing price of TRI Pointe common stock on the expiration date of this exchange offer. This could also result in you receiving fewer WRECO common shares, and therefore effectively fewer shares of TRI Pointe common stock, for each $1.00 of Weyerhaeuser common shares than you would otherwise receive if that per-share value were calculated on the basis of the closing price of TRI Pointe common stock on the expiration date of this exchange offer. See “This Exchange Offer—Terms of this Exchange Offer”.

In addition, there is no assurance that holders of Weyerhaeuser common shares that are exchanged for WRECO common shares in this exchange offer will be able to sell the shares of TRI Pointe common stock after the Merger at prices comparable to the calculated per-share value of WRECO common shares at the expiration date.

The trading prices of TRI Pointe common stock may not be an appropriate proxy for the prices of WRECO common shares.

The calculated per-share value for WRECO common shares is based on the trading prices for TRI Pointe common stock, which may not be an appropriate proxy for the prices of WRECO common shares. There is currently no trading market for WRECO common shares and no trading market will be established in the future. Weyerhaeuser believes, however, that the trading prices for TRI Pointe common stock are an appropriate proxy for the trading prices of WRECO common shares because (i) in the Merger each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock and (ii) at the Valuation Dates, it is expected that all the major conditions to the consummation of the Merger will have been satisfied and the Merger will be expected to be consummated shortly, such that investors should be expected to be valuing TRI Pointe common stock based on the expected value of the TRI Pointe common stock after the consummation of the Merger. There can be no assurance, however, that TRI Pointe common stock after the consummation of the Merger will trade at the same prices at which TRI Pointe common stock trades prior to the consummation of the Merger. In addition, it is possible that the trading prices of TRI Pointe common stock prior to the consummation of the Merger will not fully reflect the anticipated value of common stock of TRI Pointe after the consummation of the Merger. For example, trading prices of TRI Pointe common stock on the Valuation Dates could reflect some uncertainty as to the timing or the consummation of the Merger or could reflect trading activity by investors seeking to profit from market arbitrage.

Following the conversion of WRECO common shares into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger, the former holders of WRECO common shares may experience a delay prior to receiving their shares of TRI Pointe common stock or their cash in lieu of fractional shares, if any.

Following the conversion of WRECO common shares into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock per WRECO common share, the former holders of WRECO common shares will receive their shares of TRI Pointe common stock or their cash in lieu of fractional shares, if any, only upon surrender of all necessary documents, duly executed, to the transfer agent. Until the distribution of the shares of TRI Pointe common stock to a particular shareholder has been completed, that shareholder will not be able to sell its shares of TRI Pointe common stock. Consequently, if the market price for TRI Pointe common stock decreases during the period before the distribution of the shares of TRI Pointe common stock to that shareholder, that shareholder will not be able to stop losses by selling the shares of TRI Pointe common stock. Similarly, until the distribution of cash in lieu of fractional shares to a particular shareholder has been made, that shareholder will not be able to invest the cash, and it will not receive interest payments for any delay.

Risks Related to TRI Pointe’s Industry and Business, Including the Real Estate Business, After the Transactions

Unless otherwise stated, the following risk factors apply to TRI Pointe’s business as currently conducted and, following the consummation of the Transactions, will continue to apply to TRI Pointe’s business, including the Real Estate Business, on a going forward basis.

TRI Pointe’s long-term growth depends upon its ability to successfully identify and acquire desirable land parcels for residential buildout, which may become limited due to a variety of factors.

The future growth of TRI Pointe, including the Real Estate Business after the consummation of the Transactions, depends upon its ability to successfully identify and acquire at reasonable prices attractive land parcels for development of single-family homes, either by itself or by third parties. Its ability to acquire land parcels for new single-family homes may be adversely affected by changes in the general availability of land parcels, the willingness of land sellers to sell land parcels at reasonable prices, competition for available land parcels, availability of financing to acquire land parcels, zoning and other market conditions. If the supply of land parcels appropriate for development of single-family homes is limited because of these factors, or for any other reason, TRI Pointe’s ability to grow could be significantly limited, and its revenue and gross margin could decline. Increases in the price (or decreases in the availability) of suitable land and lots could adversely affect TRI Pointe’s profitability. Additionally, TRI Pointe’s ability to begin new projects could be impacted if it elects not to purchase land parcels under option contracts. To the extent that TRI Pointe is unable to purchase land parcels or enter into new contracts or options for the purchase of land parcels at reasonable prices, its revenue and results of operations could be negatively impacted.

The residential homebuilding and land development industry in the United States has recently undergone a significant downturn, and the likelihood of a continued recovery is uncertain in the current state of the economy.

The residential homebuilding and land development industry experienced substantial losses in connection with the recent downturn in the U.S. housing market. Although the housing market has begun to recover, TRI Pointe cannot predict whether and to what extent this recovery will continue or its timing. While some of the many negative factors that contributed to the housing downturn may have moderated, several remain, and they could return or intensify to inhibit any future improvement in housing market conditions. These negative factors include, but are not limited to:

•	weak general economic and employment growth that, among other things, restrains consumer incomes, consumer confidence and demand for homes;

•	elevated levels of mortgage loan delinquencies, defaults and foreclosures that could add to a “shadow inventory” of lender-owned homes or generate short sales activity at low “distressed” price levels;

•	a significant number of homeowners whose outstanding principal balance on their mortgage loan exceeds the market value of their home, which undermines their ability to sell their home and purchase another home that they otherwise might desire and be able to afford;

•	volatility and uncertainty in domestic and international financial, credit and consumer lending markets amid slow growth or recessionary conditions in various regions around the world; and

•	restrictive lending standards and practices for mortgage loans that limit consumers’ ability to qualify for mortgage financing to purchase a home, including increased minimum credit score requirements, increased credit risk/mortgage loan insurance premiums or other fees, increased required down payment amounts, more conservative appraisals, higher loan-to-value ratios and extensive buyer income and asset documentation requirements.

Additional headwinds may come from the efforts and proposals of lawmakers to reduce the debt of the federal government through tax increases or spending cuts, and the reactions of financial markets and businesses to those efforts and proposals, which could impair economic growth. In the event that these economic, business and legislative trends continue, TRI Pointe could experience declines in the market value of its existing and future inventory and demand for its existing and future homes, which could materially and adversely affect its business, liquidity, financial condition and results of operations. Moreover, because TRI Pointe will obtain a significant amount of homebuilding and land development assets in the Transactions, its exposure to these risks will materially increase.

The health of the residential homebuilding industry can be significantly affected by “shadow inventory” levels. “Shadow inventory” refers to lender-owned homes that have not yet been listed for sale, but may be sold at low “distressed” prices in competition with new and other resale homes. Shadow inventory levels can increase when lenders list foreclosed or forfeited properties on a gradual basis, or delay the foreclosure process because of regulations and foreclosure moratoriums or additional costs and resources required to process and sell foreclosed properties, or to avoid further depressing housing prices by listing many distressed properties at the same time. A significant shadow inventory in TRI Pointe’s markets could materially and adversely impact prices and demand for TRI Pointe’s existing and future homes, which could materially and adversely affect its business, liquidity, financial condition and results of operations.

In addition, an important segment of TRI Pointe’s customer base consists of “move-up” buyers who often purchase homes subject to contingencies related to the sale of their existing homes. The difficulties facing these buyers in selling their homes during recessionary periods may materially and adversely affect TRI Pointe’s sales. Moreover, during such periods, TRI Pointe may need to reduce its home prices and offer greater incentives to buyers to compete for sales that may result in reduced margins.

The homebuilding industry is highly competitive, and if TRI Pointe’s competitors are more successful or offer better value to TRI Pointe’s customers, its business could decline.

TRI Pointe operates in a very competitive environment that is characterized by competition from a number of other homebuilders and land developers in each market in which it currently operates and expects to operate following the consummation of the Transactions. There are relatively low barriers to entry into TRI Pointe’s business. TRI Pointe competes with numerous large national and regional homebuilding companies and with smaller local homebuilders and land developers for, among other things, homebuyers, desirable land parcels, financing, raw materials and skilled management and labor resources. If TRI Pointe is unable to compete effectively in its current and expected markets, its business could decline disproportionately to the businesses of its competitors and its financial condition and results of operations could be materially and adversely affected.

Increased competition could hurt TRI Pointe’s business, as it could prevent TRI Pointe from acquiring attractive land parcels on which to build homes or make such acquisitions more expensive, hinder its market share expansion and cause it to increase its selling incentives and reduce its prices. Additionally, an oversupply of homes available for sale or a discounting of home prices could materially and adversely affect pricing for homes in the markets in which TRI Pointe currently operates and expects to operate following the consummation of the Transactions. Oversupply and price discounting have periodically materially and adversely affected some of these markets, and it is possible that TRI Pointe’s current and expected markets will be materially and adversely affected by these factors in the future.

TRI Pointe also competes with the resale, or “previously owned”, home market, the size of which has increased significantly due to the large number of homes that have been foreclosed on, that could be foreclosed on due to the recent economic downturn or that could be offered for sale due to other reasons.

TRI Pointe may be at a competitive disadvantage with respect to larger competitors whose operations are more geographically diversified than TRI Pointe’s, as these competitors may be better able to withstand any future regional downturn in the housing market. Due to historical and other factors, some competitors may have a competitive advantage in marketing their products, securing materials and labor at lower prices and allowing their homes to be delivered to customers more quickly and at more favorable prices. This competitive advantage could materially and adversely reduce TRI Pointe’s market share and limit its ability to continue to expand its business as planned.

TRI Pointe’s business is cyclical and subject to risks associated with the real estate industry, and adverse changes in general economic or business conditions could reduce the demand for homes and materially and adversely affect TRI Pointe.

The residential homebuilding and land development industry is cyclical and is substantially affected by adverse changes in general economic or business conditions that are outside of TRI Pointe’s control, including changes in:

•	short-and long-term interest rates;

•	the availability and cost of financing for real estate industry participants, including financing for acquisitions, construction and permanent mortgages;

•	unanticipated increases in expenses, including, without limitation, insurance costs, labor and materials costs, development costs, real estate assessments and other taxes and costs of compliance with laws, regulations and governmental policies;

•	changes in enforcement of laws, regulations and governmental policies, including, without limitation, health, safety, environmental, labor, employment, zoning and tax laws, governmental fiscal policies and the Americans with Disabilities Act of 1990;

•	consumer confidence generally and the confidence of potential homebuyers, retail tenants and others in the real estate industry in particular;

•	financial conditions of buyers and sellers of properties, particularly residential homes and land suitable for development of residential homes;

•	the ability of existing homeowners to sell their existing homes at prices that are acceptable to them;

•	the U.S. and global financial systems and credit markets, including stock market and credit market volatility;

•	private and federal mortgage financing programs and federal and state regulation of lending practices;

•	the cost of construction, labor and materials;

•	federal and state income tax provisions, including provisions for the deduction of mortgage interest payments and capital gain tax rates;

•	housing demand from population growth, household formation and demographic changes (including immigration levels and trends in urban and suburban migration);

•	the supply of available new or existing homes and other housing alternatives, such as condominiums, apartments and other residential rental property;

•	competition from other real estate investors with significant capital, including other real estate operating companies and developers and institutional investment funds;

•	employment levels and job and personal income growth and household debt-to-income levels;

•	the rate of inflation;

•	real estate taxes; and

•	the supply of and demand for developable land in TRI Pointe’s current and expected markets.

Adverse changes in these or other general economic or business conditions may affect TRI Pointe’s business nationally or in particular regions or localities. During the recent economic downturn, unfavorable changes in many of the above factors negatively affected the markets TRI Pointe serves or expects to serve following the consummation of the Transactions. Economic conditions in all of TRI Pointe’s current and expected markets continue to be characterized by levels of uncertainty. Any deterioration in economic conditions or continuation of uncertain economic conditions could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations. Moreover, TRI Pointe will obtain a significant amount of additional homebuilding and land development assets in both its current markets and in the markets in which WRECO has operations in the Transactions, which will materially increase its exposure to these risks.

Adverse changes in economic or business conditions can cause increased home order cancellation rates, diminished demand and prices for TRI Pointe’s existing and future homes, and diminished value of its existing and future real estate investments. These changes can also cause TRI Pointe to take longer to build homes and make it more costly for TRI Pointe to do so. TRI Pointe may not be able to recover any of the increased costs by raising prices because of weak market conditions and increasing pricing pressure. Additionally, the price of each home TRI Pointe sells is usually set several months before the home is delivered, as many customers sign their home purchase contracts before or early in the construction process. The potential difficulties described above could impact TRI Pointe’s customers’ ability to obtain suitable financing and cause some homebuyers to cancel or refuse to honor their home purchase contracts altogether.

The geographic concentration of TRI Pointe’s existing and future operations in certain regions subjects it to an increased risk of loss of revenue or decreases in the market value of its existing and future land and homes in those regions from factors which may affect any of those regions.

TRI Pointe’s business strategy is currently focused on the design, construction and sale of innovative single-family detached and attached homes in planned communities in major metropolitan areas in Southern and Northern California and Colorado. WRECO currently has operations in Arizona, California, Maryland, Nevada, Texas, Virginia and Washington State, and TRI Pointe expects to continue to operate in these regions following the consummation of the Transactions. Some or all of these regions could be affected by:

•	severe weather;

•	natural disasters (such as earthquakes or fires);

•	shortages in the availability of, or increased costs in obtaining, land, equipment, labor or building supplies;

•	changes to the population growth rates and therefore the demand for homes in these regions; and

•	changes in the regulatory and fiscal environment.

For the year ended December 31, 2013, TRI Pointe generated nearly all of its revenues from its California real estate inventory. During the downturn from 2007 to 2010, land values, the demand for new homes and home prices declined substantially in California. In addition, California is experiencing severe budget shortfalls and is considering raising taxes and increasing fees to offset the deficit. If these conditions in California persist or worsen, it could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations. Additionally, if the current, relatively weak demand for new homes in California continues or worsens, home prices could stagnate or continue to decline, which could materially and adversely affect TRI Pointe. Moreover, because TRI Pointe will obtain a significant amount of additional homebuilding and land development assets in California in the Transactions, its exposure to these risks will materially increase.

Because TRI Pointe’s and WRECO’s operations are concentrated in certain geographical regions, negative factors affecting one or a number of these geographic regions could materially and adversely affect their business, liquidity, financial condition and results of operations, and could have a disproportionately greater impact on it than other homebuilders with more diversified operations.

Risks associated with TRI Pointe’s land inventory could materially and adversely affect its business, financial condition and results of operations.

TRI Pointe acquires land for expansion into new markets and for replacement of land inventory and expansion within TRI Pointe’s current markets. Risks inherent in controlling or purchasing, holding and developing land parcels for new home construction are substantial and increase as demand for consumer housing decreases. Moreover, the market value of TRI Pointe’s existing and future land and housing inventories depends on market conditions and may decline after purchase, and the measures TRI Pointe employs to manage inventory risk may not be adequate to insulate its operations from a severe drop in inventory values. In addition, inventory carrying costs can be significant and can result in reduced margins or losses in a poorly performing community or market. TRI Pointe and WRECO may have bought and developed, or acquired options on, land at a cost that TRI Pointe will not be able to recover fully or on which TRI Pointe cannot build and sell homes profitably. When market conditions are such that land values are not appreciating, existing option agreements may become less desirable, at which time TRI Pointe may elect to forfeit deposits and pre-acquisition costs and terminate the agreements. Moreover, because TRI Pointe will obtain a significant amount of land inventory and option agreements in the Transactions, its exposure to these risks will materially increase.

The valuation of real property is inherently subjective and based on the individual characteristics of each property. Factors such as changes in regulatory requirements and applicable laws (including in relation to land development and building regulations, taxation and planning), political conditions, environmental conditions and requirements, the condition of financial markets, both local and national economic conditions, the financial condition of customers, potentially adverse tax consequences and interest and inflation rate fluctuations subject valuations of real property to uncertainty. Moreover, all valuations of real property are made on the basis of assumptions that may not prove to accurately reflect economic or demographic conditions. If housing demand decreases below what TRI Pointe and WRECO anticipated when they acquired their inventories, TRI Pointe’s profitability following the consummation of the Transactions may be materially and adversely affected and it may not be able to recover its costs when it builds and sells houses, land and lots.

The U.S. housing markets experienced dynamic demand and supply patterns in recent years due to volatile economic conditions, including increased amounts of home and land inventory that entered certain housing markets from foreclosure sales or short sales. In certain periods of market weakness, WRECO has sold homes and land for lower margins or at a loss and has recognized significant inventory impairment charges, and such conditions may recur. Write-downs and impairments have had an adverse effect on the businesses of WRECO and its financial condition and results of operations. TRI Pointe and WRECO review the value of their land holdings on a periodic basis. Further material write-downs and impairments in the value of inventory may be required, and TRI Pointe may sell land or homes at a loss, which could materially and adversely affect its business, financial condition and results of operations.

Real estate investments are relatively difficult to sell quickly. As a result, TRI Pointe’s ability to sell promptly one or more properties in response to changing economic, financial and investment conditions is limited and TRI Pointe may be forced to hold non-income producing assets for an extended period of time. TRI Pointe cannot predict whether it will be able to sell any property for the price or on the terms that it sets or whether any price or other terms offered by a prospective purchaser would be acceptable to it.

Because TRI Pointe will obtain a significant amount of additional land inventory in the Transactions, its exposure to these risks will materially increase.

Changes in the subjective assumptions utilized in determining the recoverability of carrying value of homebuilding inventory could result in impairments, which could materially and adversely impact TRI Pointe’s business, financial condition and results of operations.

TRI Pointe and WRECO review their homebuilding inventory on a periodic basis for indications of impairment. If there are indications of impairment, a detailed budget and cash flow review is performed to determine how the estimated remaining undiscounted future cash flows of the asset compare to the carrying value of the asset. The determination of undiscounted future cash flows is inherently subjective and is based on assumptions regarding various factors, including when property will be developed, the intended use of property, when homes will be sold, home construction costs and the anticipated sales prices of those homes. There can be no assurance that the assumptions of TRI Pointe management with respect to estimated undiscounted future cash flows with respect to the homebuilding inventory that TRI Pointe will obtain from WRECO in the Transactions will match the historical assumptions or strategic intent of WRECO management. In the event that the assumptions or strategic intent of TRI Pointe management differ from those of WRECO management and TRI Pointe management determines that the carrying value of any homebuilding inventory obtained from WRECO is not recoverable, TRI Pointe must recognize an impairment loss equal to the excess of the carrying value of homebuilding inventory over its estimated fair value. Any impairments to TRI Pointe’s homebuilding inventory could materially and adversely impact TRI Pointe’s business, financial condition and results of operations in the future reporting period in which they are recorded.

Adverse weather and natural disasters may increase costs, cause project delays and reduce consumer demand for housing, all of which could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

As a homebuilder and land developer, TRI Pointe is subject to the risks associated with numerous weather-related events and natural disasters, many of which are beyond its control. These weather-related events and natural disasters include, but are not limited to, droughts, floods, wildfires, landslides, soil subsidence, hurricanes, tornadoes and earthquakes. The occurrence of any of these events could damage TRI Pointe’s existing and future land parcels and projects, cause delays in, or prevent, completion of its existing and future projects, reduce consumer demand for housing, and cause shortages and price increases in labor or raw materials, any of which could materially and adversely affect TRI Pointe’s sales and profitability. TRI Pointe’s current markets are primarily in Southern and Northern California, which have historically experienced significant earthquake activity and seasonal wildfires. Its markets in Colorado have also experienced seasonal wildfires, floods and soil subsidence. Additionally, TRI Pointe expects to operate in WRECO’s current markets following the consummation of the Transactions, which will materially increase TRI Pointe’s exposure to these risks, particularly in Southern California, where WRECO has a significant presence. In addition, WRECO’s Washington market has historically experienced significant earthquake, volcanic and seismic activity and its Texas market occasionally experiences extreme weather conditions such as tornadoes and/or hurricanes.

In addition to directly damaging TRI Pointe’s existing and future land or projects, earthquakes, hurricanes, tornadoes, volcanoes, floods, wildfires or other natural events could damage roads and highways providing access to those assets or affect the desirability of TRI Pointe’s existing and future land or projects, thereby materially and adversely affecting its ability to market homes or sell land in those areas and possibly increasing the cost to complete construction of its homes.

Certain of the areas in which TRI Pointe and WRECO operate, particularly California, have experienced drought conditions from time to time. The Governor of California recently proclaimed a Drought State of Emergency warning that drought conditions may place drinking water supplies at risk in many California communities, negatively impact the state’s economy and environment and greatly increase the risk of wildfires across the state. These conditions may cause TRI Pointe to incur additional costs and it may not be able to complete construction on a timely basis if the drought conditions were to continue for an extended period of time. Moreover, because TRI Pointe will obtain a significant amount of additional homebuilding and land development assets in California in the Transactions, its exposure to these risks will materially increase.

TRI Pointe may not be able to purchase insurance coverage for risks of loss associated with certain natural disasters and other losses. For example, losses associated with landslides, earthquakes and other geologic events may not be insurable. A sizeable uninsured loss could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

Utility shortages or price increases could have an adverse impact on operations.

Some of TRI Pointe’s existing markets, and some of WRECO’s existing markets in which TRI Pointe expects to operate following the consummation of the Transactions, have experienced power shortages, including mandatory periods without electrical power, as well as significant increases in utility costs. Additionally, municipalities may restrict or place moratoriums on the availability of utilities, such as water and sewer taps. TRI Pointe may incur additional costs and may not be able to complete construction on a timely basis if such utility shortages, restrictions, moratoriums and rate increases continue. In addition, these utility issues may adversely affect the local economies in which TRI Pointe currently operates or expects to operate following the consummation of the Transactions, which may reduce demand for housing in those markets. TRI Pointe’s results of operations may be materially and adversely impacted if further utility shortages, restrictions, moratoriums or rate increases occur in its current and expected markets.

Government regulations and legal challenges may delay the start or completion of TRI Pointe’s existing and future communities, increase its expenses or limit its building or other activities, which could materially and adversely affect its results of operations.

The approval of numerous governmental authorities must be obtained in connection with TRI Pointe’s development activities, and these governmental authorities often have broad discretion in exercising their approval authority. TRI Pointe incurs substantial costs related to compliance with legal and regulatory requirements, and because it will obtain a significant amount of additional homebuilding and land development assets in the Transactions, its costs related to compliance with legal and regulatory requirements will materially increase. Moreover, any increase in legal and regulatory requirements may cause TRI Pointe to incur substantial additional costs, or in some cases cause it to determine that certain property is not feasible for development.

Various federal, state and local statutes, ordinances, rules and regulations concerning building, health and safety, environment, land use, zoning, density requirements, sales and similar matters apply to or affect the housing industry. Projects that are not entitled may be subjected to periodic delays, changes in use, less intensive development or elimination of development in certain specific areas due to government regulations. TRI Pointe may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or “slow-growth” or “no-growth” initiatives that could be implemented in the future. Local governments also have broad discretion regarding the imposition of development fees and exactions for projects in their jurisdiction. Projects for which TRI Pointe and WRECO have received land use and development entitlements or approvals may still require a variety of other governmental approvals and permits during the development process and can also be impacted adversely by unforeseen environmental, health, safety and welfare issues, which can further delay these projects or prevent their development. TRI Pointe may also be required to modify its existing approvals or WRECO’s existing approvals after the consummation of the Transactions because of changes in local circumstances or applicable law. Further, TRI Pointe may experience delays and increased expenses as a result of legal challenges to its proposed communities or WRECO’s proposed communities after the consummation of the Transactions, or to permits or approvals required for such communities, whether brought by governmental authorities or private parties. As a result, home sales could decline and costs could increase, which could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations. Moreover, because TRI Pointe will obtain a significant amount of homebuilding and land development assets in the Transactions, its exposure to these risks will materially increase.

TRI Pointe is subject to environmental laws and regulations that may impose significant costs, delays, restrictions or liabilities.

TRI Pointe and WRECO are subject to a variety of local, state and federal statutes, rules and regulations concerning land use and the protection of health and the environment, including those governing discharge of pollutants to water and air, impact on wetlands, protection of flora and fauna, handling of or exposure to hazardous materials, including asbestos, and cleanup of contaminated sites. TRI Pointe may be liable for the costs of removal, investigation, mitigation or remediation of hazardous or toxic substances located at any property currently or formerly owned, leased or occupied by TRI Pointe or, following the consummation of the Transactions, WRECO, or at third-party sites to which it or WRECO has sent or sends wastes for disposal, whether or not it or WRECO caused or knew of such conditions. These conditions can also give rise to claims by governmental authorities or other third parties, including for personal injury, property damage and natural resources damages. Insurance coverage for such claims is nonexistent or impractical. The presence of any of these conditions, or the failure to address any of these conditions properly, or any significant environmental incident, may materially and adversely affect TRI Pointe’s ability to develop its properties or sell its existing and future homes, lots or land in affected communities or to borrow using the affected land as security, or impact TRI Pointe’s reputation. Environmental impacts have been identified at certain active WRECO and TRI Pointe communities, some of which will need to be addressed prior to or during development. TRI Pointe could incur substantial costs in excess of amounts budgeted by WRECO or TRI Pointe to address such impacts or other environmental or hazardous material conditions that may be discovered in the future at WRECO’s properties or at other TRI Pointe properties. Any failure to adequately address such impacts or conditions could delay, impede or prevent its development projects.

The particular impact and requirements of environmental laws and regulations that apply to any given community vary greatly according to the community location, the site’s environmental conditions and the development and use of the site. Any failure to comply with such requirements could subject TRI Pointe to fines, penalties, third-party claims or other sanctions. TRI Pointe expects that these environmental requirements will become increasingly stringent in the future. Compliance with, or liability under, these environmental laws and regulations may result in delays, cause TRI Pointe to incur substantial compliance and other costs and prohibit or severely restrict development, particularly in environmentally sensitive areas. In those cases where an endangered or threatened species is involved and related agency rule-making and litigation are ongoing, the outcome of such rule-making and litigation can be unpredictable and can result in unplanned or unforeseeable restrictions on, or the prohibition of, development and building activity in identified environmentally sensitive areas. In addition, project opponents can delay or impede development activities by bringing challenges to the permits and other approvals required for projects and operations under environmental laws and regulations.

As a result, TRI Pointe cannot assure you that its costs, obligations and liabilities relating to environmental matters will not materially and adversely affect its business, liquidity, financial condition and results of operations.

A major health and safety incident relating to TRI Pointe’s business could be costly in terms of potential liabilities and reputational damage.

Building sites are inherently dangerous, and operating in the homebuilding and land development industry poses certain inherent health and safety risks. Due to health and safety regulatory requirements and the number of TRI Pointe’s projects, which will increase substantially following the consummation of the Transactions, health and safety performance is critical to the success of all areas of TRI Pointe’s business.

Any failure in health and safety performance may result in penalties for non-compliance with relevant regulatory requirements or litigation, and a failure that results in a major or significant health and safety incident is likely to be costly in terms of potential liabilities incurred as a result. Such a failure could generate significant negative publicity and have a corresponding impact on TRI Pointe’s reputation, its relationships with relevant regulatory agencies, governmental authorities and local communities and its ability to win new business, which in turn could materially and adversely affect its business, liquidity, financial condition and results of operations.

Changes in global or regional climate conditions and governmental actions in response to such changes may adversely affect TRI Pointe by increasing the costs of or restricting its planned or future growth activities.

Projected climate change, if it occurs, may exacerbate the scarcity or presence of water and other natural resources in affected regions, which could limit, prevent or increase the costs of residential development in certain areas. In addition, there is a variety of new legislation being enacted, or considered for enactment, at the federal, state and local level relating to energy and climate change, and as climate change concerns continue to grow, legislation and regulations of this nature are expected to continue. This legislation relates to items such as carbon dioxide emissions control and building codes that impose energy efficiency standards. Government mandates, standards or regulations intended to mitigate or reduce greenhouse gas emissions or projected climate change impacts could result in prohibitions or severe restrictions on land development in certain areas, increased energy and transportation costs, and increased compliance expenses and other financial obligations to meet permitting or land development- or home construction-related requirements that TRI Pointe may be unable to fully recover (due to market conditions or other factors), any of which could cause a reduction in TRI Pointe’s homebuilding gross margins and adversely affect its consolidated financial statements, potentially to a material degree. Energy-related initiatives could similarly affect a wide variety of companies throughout the United States and the world, and because TRI Pointe’s results of operations are heavily dependent on significant amounts of raw materials, these initiatives could have an indirect adverse impact on TRI Pointe’s results of operations and profitability to the extent the manufacturers and suppliers of its materials are burdened with expensive cap and trade or other climate related regulations.

As a result, climate change impacts, and laws and land development and home construction standards, and/or the manner in which they are interpreted or implemented, to address potential climate change concerns could increase TRI Pointe’s costs and have a long-term adverse impact on its business and consolidated financial statements. This is a particular concern in the western United States, which have instituted some of the most extensive and stringent environmental laws and residential building construction standards in the country. Moreover, because TRI Pointe will obtain a significant amount of additional homebuilding and land development assets, many of which are located in California and Washington, in the Transactions, its exposure to these risks will materially increase. For example, California has enacted the Global Warming Solutions Act of 2006 to achieve the goal of reducing greenhouse gas emissions to 1990 levels by 2020. As a result, California has adopted and is expected to continue to adopt significant regulations to meet this goal.

If TRI Pointe is unable to develop its communities successfully or within expected timeframes, its results of operations could be materially and adversely affected.

Before a community generates any revenue, time and material expenditures are required to acquire land, obtain development approvals and construct significant portions of project infrastructure, amenities, model homes and sales facilities. It can take several years from the time TRI Pointe acquires control of a property to the time it makes its first home sale on the site. TRI Pointe’s costs or the time required to complete development of its communities and the communities it will obtain from WRECO in the Transactions could increase beyond its estimates after commencing the development process. Delays in the development of communities expose TRI Pointe to the risk of changes in market conditions for homes. A decline in TRI Pointe’s ability to successfully develop and market its communities and the communities it will obtain from WRECO in the Transactions and to generate positive cash flow from these operations in a timely manner could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations and its ability to service its debt and to meet its working capital requirements.

Poor relations with the residents of TRI Pointe’s communities could negatively impact sales, which could cause its revenues or results of operations to decline.

Residents of communities developed by TRI Pointe and WRECO rely on TRI Pointe and WRECO to resolve issues or disputes that may arise in connection with the operation or development of their communities. Efforts made by TRI Pointe to resolve these issues or disputes could be deemed unsatisfactory by the affected residents, and subsequent actions by these residents could materially and adversely affect sales or TRI Pointe’s reputation. In addition, TRI Pointe could be required to make material expenditures related to the settlement of such issues or disputes or to modify its community development plans, which could materially and adversely affect its results of operations.

Homebuilding is subject to products liability, home warranty and construction defect claims and other litigation in the ordinary course of business that can be significant and may not be covered by insurance.

As homebuilders, TRI Pointe and WRECO are currently subject to home warranty, products liability and construction defect claims arising in the ordinary course of business, in addition to other potentially significant lawsuits, arbitration proceedings and other claims, including breach of contract claims, contractual disputes, personal injury claims and disputes relating to defective title or property misdescription. In connection with the Transactions, TRI Pointe will assume responsibility for a substantial amount of WRECO’s pending and potential lawsuits, arbitration proceedings and other claims, as well as any future claims relating to WRECO.

There can be no assurance that any current or future developments undertaken by TRI Pointe, or to be obtained by TRI Pointe in the Transactions, will be free from defects once completed. Construction defects may occur on projects and developments and may arise during a significant period of time after completion. Defects arising on a development attributable to TRI Pointe or WRECO may lead to significant contractual or other liabilities. For these and other reasons, TRI Pointe and WRECO establish warranty, claim and litigation reserves that they believe are adequate based on historical experience in the markets in which they operate and judgment of the risks associated with the types of homes, lots and land they sell. TRI Pointe and WRECO also obtain indemnities and insurance as an “additional insured” from contractors and subcontractors generally covering claims related to damages resulting from faulty workmanship and materials. WRECO also has adopted an Owner Controlled Insurance Plan (“OCIP”) in California and Nevada for general liability exposures of itself and certain contractors. Under the OCIP, contractors and subcontractors are effectively insured by an insurance program sponsored by WRECO. WRECO has assigned risk retentions and bid deductions to its contractors and subcontractors based on their risk category. These deductions are used to fund future liabilities. TRI Pointe expects to continue WRECO’s practices following the consummation of the Transactions in addition to maintaining general liability insurance and generally seeking to require its subcontractors and design professionals to indemnify it for some portion of the liabilities arising from their work.

With respect to certain general liability exposures, including construction defects and related claims and product liability claims, interpretation of underlying current and future trends, assessment of claims and the related liability and reserve estimation process require TRI Pointe and WRECO to exercise significant judgment due to the complex nature of these exposures, with each exposure often exhibiting unique circumstances. Furthermore, once claims are asserted for construction defects, it is difficult to determine the extent to which the assertion of these claims will expand geographically. Plaintiffs may seek to consolidate multiple parties in one lawsuit or seek class action status in some of these legal proceedings with potential class sizes that vary from case to case. Consolidated and class action lawsuits can be costly to defend and, if TRI Pointe or WRECO were to lose any consolidated or certified class action suit, it could result in substantial liability.

In addition to difficulties with respect to claim assessment and liability and reserve estimation, some types of claims may not be covered by insurance or may exceed applicable coverage limits. Furthermore, contractual indemnities with contractors and subcontractors can be difficult to enforce, and TRI Pointe and WRECO may also be responsible for applicable self-insured retentions with respect to certain of their insurance policies. This is particularly true in TRI Pointe’s markets where it includes its subcontractors on its general liability insurance and its ability to seek indemnity for insured claims is significantly limited. Additionally, the coverage offered by and the availability of WRECO’s products and completed operations excess liability insurance for construction defects is currently limited and costly. This coverage, and any similar coverage that TRI Pointe may obtain following the consummation of the Transactions, may be further restricted or become more costly in the future. Furthermore, any product liability or warranty claims made against TRI Pointe or WRECO, whether or not they are viable, may lead to negative publicity, which could impact TRI Pointe’s reputation and future home sales.

TRI Pointe also currently conducts a substantial portion of its business in California, one of the most highly regulated and litigious jurisdictions in the United States, which imposes a ten year, strict liability tail on many construction liability claims. As a result, its potential losses and expenses due to litigation, new laws and regulations may be greater than those of its competitors who have smaller California operations. Moreover, because TRI Pointe will obtain a significant amount of additional homebuilding and land development assets in California in the Transactions, its exposure to these risks will materially increase.

For these reasons, although TRI Pointe and WRECO actively manage their claims and litigation and actively monitor their reserves and insurance coverage, because of the uncertainties inherent in these matters, TRI Pointe and WRECO cannot provide assurance that their insurance coverage, indemnity arrangements and reserves will be adequate to cover liability for any damages, the cost of repairs and litigation, or any other related expenses surrounding the current claims to which they are subject or any future claims that may arise. Such damages and expenses, to the extent that they are not covered by insurance or redress against contractors and subcontractors, could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

TRI Pointe may suffer uninsured losses or suffer material losses in excess of insurance limits with respect to its existing and future property.

TRI Pointe could suffer physical damage to its existing and future property resulting in losses that may not be fully compensated by insurance. Should an uninsured loss or a loss in excess of insured limits occur with respect to TRI Pointe’s current or future property, TRI Pointe could sustain financial loss or lose capital invested in the affected property as well as anticipated future income from that property. In addition, TRI Pointe could be liable to repair damage or pay costs that are uninsured or subject to deductibles. It may also be liable for any debt or other financial obligations related to affected property. Material losses or liabilities in excess of insurance proceeds may occur in the future, which could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

An inability to obtain additional performance, payment and completion surety bonds and letters of credit could limit TRI Pointe’s future growth.

TRI Pointe and WRECO are often required by local jurisdictions to provide performance, payment and completion surety bonds or letters of credit to secure the completion of their construction contracts, development agreements and other arrangements. To date, TRI Pointe and WRECO have obtained facilities to provide the required volume of performance, payment and completion surety bonds and letters of credit for their expected growth. WRECO’s facilities will be transferred with WRECO in the Transactions, and TRI Pointe will either (i) assume or replace Weyerhaeuser’s guaranty and indemnification obligations under those facilities or (ii) to the extent that Weyerhaeuser’s obligations cannot be assumed or replaced by TRI Pointe, indemnify Weyerhaeuser for any payments it may be required to make in respect of any obligations that are not assumed or replaced. However, future requirements and future growth may require additional facilities, which, following the consummation of the Transactions, will need to be obtained by TRI Pointe. TRI Pointe may also be required to replace, renew or amend its or WRECO’s existing facilities. TRI Pointe’s ability to obtain additional performance, payment and completion surety bonds and letters of credit will primarily depend on its and WRECO’s capitalization, working capital, past performance, management expertise and certain external factors, including the capacity of the markets for such bonds. Performance, payment and completion surety bond and letter of credit providers will consider these factors in addition to TRI Pointe’s and WRECO’s past performance and claims records and provider-specific underwriting standards, which may change from time to time. In recent years various surety providers have significantly reduced bonding capacities made available to the homebuilding industry.

If TRI Pointe’s and WRECO’s performance records or their providers’ requirements or policies change, if TRI Pointe or WRECO cannot obtain the necessary consent from their lenders, or if the market’s capacity to provide performance, payment and completion bonds or letters of credit is not sufficient for growth and TRI Pointe is unable to renew or amend its or WRECO’s existing facilities on favorable terms or at all, TRI Pointe could be unable to obtain alternative or additional performance, payment and completion surety bonds or letters of credit from other sources when required, which could materially and adversely affect its business.

If homebuyers are not able to obtain suitable financing, TRI Pointe’s results of operations may decline.

A substantial majority of TRI Pointe’s and WRECO’s homebuyers finance their home purchases through lenders that provide mortgage financing, and many must sell their existing homes in order to buy a new home. The availability of mortgage credit remains constrained in the United States due to lower property valuations, various regulatory changes and lower risk appetite of lenders. Many lenders require increased levels of financial qualification and larger deposits and lend lower multiples of income. First-time and move-up homebuyers are generally more affected by the availability of financing than other potential homebuyers. These homebuyers are a key source of demand for TRI Pointe and WRECO. Therefore, limited availability of home mortgage financing to these homebuyers may adversely affect the volume of TRI Pointe’s current and future home sales and the prices it achieves.

During the last six years, the mortgage lending industry in the United States has experienced significant instability, beginning with increased defaults on subprime and other nonconforming loans and compounded by expectations of increasing interest payment requirements and further defaults. These factors caused a decline in the market value of many mortgage loans and related securities. In light of these developments, lenders, investors, regulators and others questioned the adequacy of lending standards and other credit requirements for several loan products and programs offered in recent years. Credit requirements have tightened, indemnity claims for mortgages have increased and investor demand for mortgage loans and mortgage-backed securities has declined. The deterioration in credit quality among subprime and other nonconforming loans has caused most lenders to eliminate subprime mortgages and most other loan products that do not conform to Federal National Mortgage Association (“Fannie Mae”), Federal Home Loan Mortgage Corporation (“Freddie Mac”), Federal Housing Administration (the “FHA”) or Veterans Administration (the “VA”) standards. Fewer loan products, tighter loan qualifications and a reduced willingness of lenders to make loans may continue to make it more difficult for certain potential homebuyers to finance the purchase of a new home or the purchase of an existing home from a potential “move-up” homebuyer. These factors may reduce the pool of qualified homebuyers and make it more difficult to sell to the first-time and move-up homebuyers who have historically comprised, and following the consummation of the Transactions are expected to continue to comprise, a substantial portion of TRI Pointe’s and WRECO’s customers. Reductions in demand resulting from the lack of affordability or availability of financing to prospective purchasers may adversely affect TRI Pointe’s business and financial results, and the duration and severity of these effects arising from the most recent economic downturn remain uncertain.

Interest rate increases or changes in federal lending programs or other regulations could lower demand for TRI Pointe’s existing and future homes, which could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

A substantial majority of TRI Pointe’s and WRECO’s homebuyers finance their purchases with mortgage financing. TRI Pointe expects that these homebuyers will continue to be a key source of demand for its homes following the consummation of the Transactions. The housing industry is currently benefiting from a low interest rate environment, which has enabled many homebuyers to obtain mortgage financing with relatively low interest rates as compared to long-term historical averages. While the timing of any increase in interest rates is uncertain, it is widely expected that such an increase will occur. Rising interest rates may lead to reduced demand for TRI Pointe’s existing and future homes and mortgage loans. Increased interest rates could also hinder TRI Pointe’s ability to realize its existing and future backlog because home purchase contracts typically provide customers with a financing contingency. Financing contingencies allow customers to cancel their home purchase contracts in the event that they cannot arrange for adequate financing. As a result, rising interest rates could cause TRI Pointe’s current and future home sales and mortgage originations to decrease, which could materially and adversely affect its business, liquidity, financial condition and results of operations.

In addition, as a result of the turbulence in the credit markets and mortgage finance industry, the federal government has taken on a significant role in supporting mortgage lending through its conservatorship of Fannie Mae and Freddie Mac, both of which purchase home mortgages and mortgage-backed securities originated by mortgage lenders, and its insurance of mortgages originated by lenders through the FHA and the VA. The availability and affordability of mortgage loans, including consumer interest rates for such loans, could be materially and adversely affected by a curtailment or cessation of the federal government’s mortgage-related programs or policies. The FHA may also continue to impose stricter loan qualification standards, raise minimum down payment requirements, impose higher mortgage insurance premiums and other costs, and/or limit the number of mortgages it insures. Due to growing federal budget deficits, the U.S. Treasury may not be able to continue supporting the mortgage-related activities of Fannie Mae, Freddie Mac, the FHA and the VA at present levels, or it may revise significantly the federal government’s participation in and support of the residential mortgage market. Because the availability of Fannie Mae-, Freddie Mac-, FHA- and VA-backed mortgage financing is an important factor in marketing and selling many of TRI Pointe’s homes, any limitations, restrictions or changes in the availability of such government-backed financing could reduce its current and future home sales, which could materially and adversely affect its business, liquidity, financial condition and results of operations.

Furthermore, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act was signed into law. This legislation provides for a number of new requirements relating to residential mortgages and mortgage lending practices, many of which are to be developed further by implementing rules. These include, among others, minimum standards for mortgages and lender practices in making mortgages, limitations on certain fees and incentive arrangements, retention of credit risk and remedies for borrowers in foreclosure proceedings. The effect of these provisions on lending institutions will depend on the rules that are ultimately adopted. However, these requirements, as and when implemented, are expected to reduce the availability of loans to borrowers and/or increase the costs to borrowers to obtain such loans. Any reduction in loan availability could result in a decline of TRI Pointe’s current and future home sales, which could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

Expirations, amendments or changes to tax laws, incentives or credits currently available to homebuyers may negatively impact TRI Pointe’s business.

Changes in federal income tax laws may affect demand for new homes and land suitable for residential development. Current tax laws generally permit significant expenses associated with owning a home, primarily mortgage interest expense and real estate taxes, to be deducted for the purpose of calculating an individual’s federal, and in many cases, state, taxable income. Also, federal or state governments have in the past provided for substantial benefits in the form of tax credits for buyers of new or used homes. For example, from 2008 to April 2011, many homebuyers took advantage of the federal homebuyer tax credit. Various proposals have been publicly discussed to limit mortgage interest deductions and to limit the exclusion of gain from the sale of a principal residence. For instance, under the American Taxpayer Relief Act of 2012, which was signed into law in January 2013, the federal government enacted higher income tax rates and limits on the value of tax deductions for certain high-income individuals and households. If the federal government or a state government changes or further changes its income tax laws, as some lawmakers have proposed, by eliminating, limiting or substantially reducing these income tax benefits without offsetting provisions, the after-tax cost of owning a new home would increase for many of TRI Pointe’s and WRECO’s potential customers. Enactment of any such proposal could materially and adversely affect TRI Pointe and the homebuilding industry in general, as the loss or reduction of homeowner tax deductions could decrease the demand for new homes and land suitable for residential development.

Increases in TRI Pointe’s and WRECO’s cancellation rates could have a negative impact on TRI Pointe’s home sales revenue and homebuilding margins.

TRI Pointe’s and WRECO’s backlogs reflect homes that may close in future periods. TRI Pointe and WRECO have received a deposit from a homebuyer for each home reflected in their backlog, and generally they have the right, subject to certain exceptions, to retain the deposit if the homebuyer fails to comply with his or her obligations under the purchase contract, including as a result of state and local law, the homebuyer’s inability to sell his or her current home or the homebuyer’s inability to make additional deposits required under the purchase contract. Home order cancellations can result from a number of factors, including declines or slow appreciation in the market value of homes, increases in the supply of homes available to be purchased, increased competition and use of sales incentives by competitors, higher mortgage interest rates, homebuyers’ inability to sell their existing homes, homebuyers’ inability to obtain suitable mortgage financing, including providing sufficient down payments, and adverse changes in local, regional or national economic conditions. In these circumstances, homebuyers may terminate their existing purchase contracts in order to negotiate for a lower price or because they cannot, or will not, complete the purchase. For the years ended December 31, 2013 and December 31, 2012, WRECO’s cancellation rate was 15%. For the year ended December 31, 2013, TRI Pointe’s cancellation rate was 10%, as compared to 16% for the year ended December 31, 2012.

Cancellation rates may rise significantly in the future. If uncertain economic conditions continue, if mortgage financing becomes less available or if current homeowners find it difficult to sell their current homes, more homebuyers may cancel their purchase contracts. An increase in the level of home order cancellations could have a material and adverse impact on TRI Pointe’s business, liquidity, financial condition and results of operations.

In cases of cancellation, WRECO remarkets the home and usually retains any deposits it is permitted to retain. TRI Pointe also remarkets the home but typically returns the homebuyer’s escrow deposit (other than certain design-related deposits, which it retains). The retained deposits may not cover the additional costs involved in remarketing the home and carrying higher inventory, and as such significant numbers of cancellations could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

Any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and have a material and adverse impact on TRI Pointe’s business.

In the United States, the unemployment rate was 6.6% as of January 31, 2014, according to the U.S. Bureau of Labor Statistics. People who are unemployed, underemployed or concerned about the loss of their jobs are less likely to purchase new homes, may be forced to try to sell the homes they own and may face difficulties in making required mortgage payments. Therefore, any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and have a material and adverse impact on TRI Pointe’s business both by reducing demand for its existing and future homes and by increasing the supply of homes for sale.

TRI Pointe uses leverage in executing its business strategy, which may materially and adversely affect its business, liquidity, financial condition and results of operations and prevent it from fulfilling its debt-related obligations.

TRI Pointe employs what it believes to be prudent levels of leverage to finance the acquisition and development of its lots and construction of its homes. TRI Pointe’s existing indebtedness is recourse to TRI Pointe and TRI Pointe anticipates that future indebtedness will likewise be recourse. At December 31, 2013, on a pro forma basis and after giving effect to the Transactions, including the incurrence of the New Debt by WRECO, the total principal amount of TRI Pointe’s debt was $938.1 million.

TRI Pointe’s board of directors intends to consider a number of factors when evaluating its level of indebtedness and when making decisions regarding the incurrence of new indebtedness, including the purchase price of assets to be acquired with debt financing, the estimated market value of such assets and the ability of the particular assets, and TRI Pointe as a whole, to generate cash flow to cover the expected debt service. As a means of sustaining its long-term financial health and limiting its exposure to unforeseen dislocations in the debt and financing markets, TRI Pointe currently expects to remain conservatively capitalized. However, the TRI Pointe Charter does not contain a limitation on the amount of debt it may incur, and TRI Pointe’s board of directors may change its target debt levels at any time without the approval by TRI Pointe stockholders.

Incurring substantial debt could subject TRI Pointe to many risks that, if realized, would materially and adversely affect its business and financial condition, including the risks that:

•	it may be more difficult for TRI Pointe to satisfy its obligations with respect to its debt or to its other creditors;

•	TRI Pointe’s cash flow from operations may be insufficient to make required payments of principal of and interest on its debt, which is likely to result in acceleration of its debt;

•	TRI Pointe’s debt may increase its vulnerability to adverse economic and industry conditions, including fluctuations in market interest rates, with no assurance that investment yields will increase with higher financing cost, particularly in the case of debt with a floating interest rate;

•	TRI Pointe’s debt may limit its ability to obtain additional financing to fund capital expenditures and acquisitions, particularly when the availability of financing in the capital markets is limited;

•	TRI Pointe may be required to dedicate a portion of its cash flow from operations to payments on its debt, thereby reducing funds available for operations and capital expenditures, future investment opportunities or other purposes;

•	in the case of secured indebtedness, TRI Pointe could lose its ownership interests in its land parcels or other assets because defaults thereunder may result in foreclosure actions initiated by lenders;

•	TRI Pointe’s debt may limit its ability to buy back its common stock or pay cash dividends;

•	TRI Pointe’s debt may limit its flexibility in planning for, or reacting to, changes in its business and the industry in which it operates, thereby limiting its ability to compete with companies that are not as highly leveraged; and

•	the terms of any refinancing may not be as favorable as the terms of the debt being refinanced.

TRI Pointe cannot make any assurances that its business will generate sufficient cash flow from operations or that future borrowings will be available to it through capital markets financings or otherwise in an amount sufficient to enable it to service or refinance its indebtedness, or to fund its other liquidity needs. TRI Pointe may need to refinance all or a portion of its existing or future indebtedness on or before its maturity. TRI Pointe cannot make any assurances that it will be able to refinance any of its indebtedness on commercially reasonable terms or at all. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on the refinanced debt, increases in interest expense could materially and adversely affect TRI Pointe’s cash flows and results of operations. If TRI Pointe is unable to refinance its debt on acceptable terms, it may be forced to dispose of its assets on disadvantageous terms, potentially resulting in significant losses.

TRI Pointe may incur additional indebtedness in order to finance its operations or to repay existing indebtedness. If TRI Pointe cannot service its indebtedness, it will risk losing to foreclosure some or all of its assets that may be pledged to secure its obligations and it may have to take actions such as selling assets, seeking additional debt or equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. TRI Pointe cannot make any assurances that any such actions, if necessary, could be effected on commercially reasonable terms or at all, or on terms that would be advantageous to its stockholders or on terms that would not require it to breach the terms and conditions of its existing or future debt agreements. Additionally, unsecured debt agreements may contain specific cross-default provisions with respect to specified other indebtedness, giving the unsecured lenders the right to declare a default if TRI Pointe is in default under other loans in some circumstances. Defaults under TRI Pointe’s debt agreements could materially and adversely affect its business, liquidity, financial condition and results of operations.

TRI Pointe’s current financing arrangements contain, and its future financing arrangements likely will contain, restrictive covenants relating to its operations.

TRI Pointe’s current financing arrangements contain, and the financing arrangements it or WRECO may enter into in the future, including the New Debt, will likely contain, covenants affecting its ability to, among other things:

•	incur or guarantee additional indebtedness;

•	make certain investments;

•	reduce liquidity below certain levels;

•	pay dividends or make distributions on its capital stock;

•	sell assets, including capital stock of restricted subsidiaries;

•	agree to payment restrictions affecting its restricted subsidiaries;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of its assets;

•	enter into transactions with its affiliates;

•	incur liens; and

•	designate any of its subsidiaries as unrestricted subsidiaries.

If TRI Pointe or WRECO fails to meet or satisfy any of these covenants in their debt agreements, it would be in default under these agreements, which could result in a cross-default under other debt agreements, and its lenders could elect to declare outstanding amounts due and payable, terminate their commitments, require the posting of additional collateral and enforce their respective interests against existing collateral. A default also could significantly limit TRI Pointe’s financing alternatives, which could cause it to curtail its investment activities and/or dispose of assets when it otherwise would not choose to do so. If TRI Pointe or WRECO defaults on several of its debt agreements or any single significant debt agreement, it could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations. These and certain other restrictions could limit TRI Pointe’s ability to plan for or react to market conditions, meet capital needs or make acquisitions or otherwise restrict its activities or business plans.

TRI Pointe may require significant additional capital in the future and may not be able to secure adequate funds on acceptable terms.

The expansion and development of TRI Pointe’s business following the consummation of the Transactions may require significant additional capital, which it may be unable to obtain, to fund its operating expenses, including working capital needs.

TRI Pointe expects to meet its current capital requirements, and believes it will be able to meet its increased capital requirements following the consummation of the Transactions, with existing cash and cash equivalents, borrowings under the Revolving Credit Agreement or a new credit facility and cash flow from operations (including sales of its existing and future homes and land). However, TRI Pointe may fail to generate sufficient cash flow from the sales of its existing and future homes and land to meet its cash requirements. To a large extent, TRI Pointe’s cash flow generation ability is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond its control. Further, its capital requirements may vary materially from those currently planned if, for example, its revenues do not reach expected levels or it has to incur unforeseen capital expenditures and make investments to maintain its competitive position. If this is the case, TRI Pointe may need to refinance all or a portion of its debt on or before its maturity, or obtain additional equity or debt financing sooner than anticipated, which could materially and adversely affect its liquidity and financial condition if financing cannot be secured on reasonable terms. As a result, TRI Pointe may have to delay or abandon some or all of its development and expansion plans or otherwise forego market opportunities.

TRI Pointe’s access to additional third-party sources of financing will depend, in part, on:

•	general market conditions;

•	the market’s perception of its growth potential, including relative to other opportunities;

•	with respect to acquisition and/or development financing, the market’s perception of the value of the land parcels to be acquired and/or developed;

•	its current debt levels;

•	its current and expected future earnings;

•	its cash flow; and

•	the market price per share of its common stock.

Recently, domestic financial markets have experienced unusual volatility, uncertainty and a restricting of liquidity in both the investment grade debt and equity capital markets. Credit spreads for major sources of capital widened significantly during the U.S. credit crisis as investors demanded a higher risk premium. Given the current volatility and weakness in the capital and credit markets, potential lenders may be unwilling or unable to provide TRI Pointe with suitable financing or may charge TRI Pointe prohibitively high fees in order to obtain financing. Depending on market conditions at the relevant time, TRI Pointe may have to rely more heavily on additional equity financings or on less efficient forms of debt financing that require a larger portion of its cash flow from operations to service, thereby reducing funds available for its operations, future business opportunities and other purposes. Consequently, there is greater uncertainty regarding TRI Pointe’s ability to access the credit market in order to attract financing on reasonable terms. Investment returns on TRI Pointe’s assets and its ability to make acquisitions could be materially and adversely affected by its inability to secure additional financing on reasonable terms, if at all. Additionally, if TRI Pointe cannot obtain additional financing to fund the purchase of land under its option contracts or purchase contracts, it may incur contractual penalties and fees. Any difficulty in obtaining sufficient capital for planned development expenditures could also cause project delays and any such delay could result in cost increases. Any of the foregoing factors could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

Higher interest rates may materially and adversely affect TRI Pointe’s cash flows and results of operations.

TRI Pointe employs what it believes to be prudent levels of leverage to finance the acquisition and development of its lots and construction of its homes. Certain of TRI Pointe’s existing debt has, and any additional debt it subsequently incurs may have, a floating rate of interest. Higher interest rates could increase debt service requirements on its existing floating rate debt and on any floating rate debt it may subsequently incur, and could reduce funds available for operations, future business opportunities or other purposes. If TRI Pointe needs to repay existing debt during periods of rising interest rates, it could be required to refinance its then-existing debt on unfavorable terms, or liquidate one or more of its assets to repay such debt at times which may not permit realization of the maximum return on such assets and could result in a loss. The occurrence of either or both of these events could materially and adversely affect TRI Pointe’s cash flows and results of operations.

Failure to hedge effectively against interest rate changes may materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

TRI Pointe may obtain one or more forms of interest rate protection—in the form of swap agreements, interest rate cap contracts or similar agreements—to hedge against the possible negative effects of interest rate fluctuations. However, TRI Pointe cannot assure you that any hedging will adequately relieve the adverse effects of interest rate increases or that counterparties under these agreements will honor their obligations thereunder. In addition, TRI Pointe may be subject to risks of default by hedging counterparties. Failure of TRI Pointe’s hedging mechanisms could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

Raw material shortages and price fluctuations could cause delays or increased costs in developing TRI Pointe’s existing and future communities or building homes, which could materially and adversely affect its business, liquidity, financial condition and results of operations.

TRI Pointe requires raw materials to build its homes. The residential construction industry experiences serious raw material shortages from time to time, including shortages in supplies of insulation, drywall, cement, steel, lumber and other building materials. These shortages can be more severe during periods of strong demand for housing or during periods following natural disasters that have a significant impact on existing residential and commercial structures. The cost of raw materials may also be materially and adversely affected during periods of shortage or high inflation. Shortages and price increases could cause delays in and increase TRI Pointe’s costs of home construction, which in turn could materially and adversely affect its business, liquidity, financial condition and results of operations. Because TRI Pointe will obtain a significant amount of additional homebuilding and land development assets in the Transactions, it will require significantly more raw materials, thereby materially increasing its exposure to these risks.

Failure to find and retain suitable contractors and subcontractors at reasonable rates could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

The vast majority of WRECO’s construction work is performed by contractors and subcontractors, and substantially all of TRI Pointe’s construction work is performed by subcontractors with TRI Pointe acting as the general contractor. Accordingly, the timing and quality of TRI Pointe’s existing and future construction currently depends and will continue to depend on the availability, cost and skill of contractors and subcontractors and their employees.

The residential construction industry experiences serious shortages of skilled labor from time to time. The difficult operating environment over the last six years in the United States has resulted in the failure of the businesses of some contractors and subcontractors and may result in further failures. In addition, reduced levels of homebuilding in the United States have caused some skilled tradesmen to leave the real estate industry to take jobs in other industries. These shortages can be more severe during periods of strong demand for housing or during periods following natural disasters that have a significant impact on existing residential and commercial structures. While TRI Pointe anticipates being able to obtain sufficient reliable contractors and subcontractors during times of material shortages and believes that its and WRECO’s relationships with contractors and subcontractors are good, TRI Pointe and WRECO do not have long-term contractual commitments with any contractors or subcontractors, and there can be no assurance that skilled contractors, subcontractors or tradesmen will continue to be available in the areas in which TRI Pointe currently conducts, and following the consummation of the Transactions expects to conduct, its operations. If skilled contractors and subcontractors are not available on a timely basis for a reasonable cost, or if contractors and subcontractors are not able to recruit sufficient numbers of skilled employees, TRI Pointe’s existing and future development and construction activities may suffer from delays and quality issues, which could lead to reduced levels of customer satisfaction and materially and adversely affect its business, liquidity, financial condition and results of operations.

Moreover, some of the subcontractors engaged by TRI Pointe and WRECO are represented by labor unions or are subject to collective bargaining arrangements. A strike or other work stoppage involving any of their subcontractors could also make it difficult for TRI Pointe and WRECO to retain subcontractors for their construction work. In addition, union activity could result in higher costs for TRI Pointe and WRECO to retain their subcontractors. Access to qualified labor at reasonable rates may also be affected by other circumstances beyond TRI Pointe’s control, including: (i) shortages of qualified tradespeople, such as carpenters, roofers, electricians and plumbers; (ii) high inflation; (iii) changes in laws relating to employment and union organizing activity; (iv) changes in immigration laws and trends in labor force migration; and (v) increases in contractor, subcontractor and professional services costs. The inability to contract with skilled contractors and subcontractors at reasonable rates on a timely basis could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

Several other homebuilders have received inquiries from regulatory agencies concerning whether homebuilders using contractors are deemed to be employers of the employees of such contractors under certain circumstances. Although contractors are independent of the homebuilders that contract with them under normal management practices and the terms of trade contracts and subcontracts within the homebuilding industry, if regulatory agencies reclassify the employees of contractors as employees of homebuilders, homebuilders using contractors could be responsible for wage, hour, workers’ compensation and other employment-related liabilities of their contractors. In the event that a regulatory agency reclassified the employees of WRECO’s contractors or WRECO’s or TRI Pointe’s subcontractors as TRI Pointe’s own employees, TRI Pointe could be responsible for wage, hour, workers’ compensation and other employment-related liabilities with respect to those employees.

Despite quality control efforts, TRI Pointe may discover that WRECO’s contractors or its or WRECO’s subcontractors were engaging in improper construction practices or installing defective materials in homes. When TRI Pointe discovers these issues, it generally repairs the homes through its subcontractors in accordance with its new home warranty and as required by law. TRI Pointe and WRECO currently each reserve a portion of the sales price of each home they sell to satisfy warranty and other legal obligations and to provide customer service to their homebuyers. These reserves are established based on market practices, historical experiences, and judgment of the qualitative risks associated with the types of homes built. However, the cost of satisfying warranty and other legal obligations in these instances may be significantly higher than the amounts reserved, and TRI Pointe may be unable to recover the cost of repair from its subcontractors. Regardless of the steps TRI Pointe takes, it is subject to fines or other penalties in some instances and its reputation may be materially and adversely affected.

Because TRI Pointe will obtain a significant amount of additional homebuilding and land development assets in the Transactions, it will require an increased amount of qualified labor, thereby materially increasing its exposure to these risks.

TRI Pointe is and will continue to be dependent on key personnel and certain members of its management team.

TRI Pointe’s business involves complex operations, which will become increasingly complex following the consummation of the Transactions and, therefore, requires a management team and employee workforce that is knowledgeable and expert in many areas necessary for its operations. TRI Pointe’s success and ability to obtain, generate and manage opportunities depends to a significant degree upon the contributions of key personnel, including, but not limited to, Douglas Bauer, its Chief Executive Officer, Thomas Mitchell, its President and Chief Operating Officer, and Michael Grubbs, its Chief Financial Officer. TRI Pointe’s investors must rely to a significant extent upon the ability, expertise, judgment and discretion of this management team and other key personnel, and their loss or departure could be detrimental to TRI Pointe’s future success. Although TRI Pointe has entered into employment agreements with Messrs. Bauer, Mitchell and Grubbs, there is no guarantee that these executives will remain employed with TRI Pointe and TRI Pointe has not adopted a succession plan. Additionally, key employees working in the real estate, homebuilding and construction industries are highly sought after and failure to attract and retain such personnel, including key WRECO personnel following the consummation of the Transactions, may materially and adversely affect the standards of TRI Pointe’s future service and may have a material and adverse impact on TRI Pointe’s business, liquidity, financial condition and results of operations.

TRI Pointe’s ability to retain its management team and key personnel or to attract suitable replacements should any members of its management team leave is dependent on the competitive nature of the employment market. The loss of services from any member of its management team or key personnel, or the potential that they could have competing obligations and will only spend a portion of their time working for TRI Pointe, could materially and adversely impact its business, financial condition and results of operations. Further, the process of attracting and retaining suitable replacements for key personnel whose services TRI Pointe may lose would result in transition costs and would divert the attention of other members of its management from existing operations. Moreover, such a loss could be negatively perceived in the capital markets.

Although TRI Pointe is currently considering its insurance coverage, it has not obtained key man life insurance that would provide it with proceeds in the event of death or disability of any of its key personnel.

Negative publicity may materially and adversely affect TRI Pointe’s business performance.

Unfavorable media related to the Transactions or WRECO and TRI Pointe’s industry, brands, marketing, personnel, operations, business performance or prospects may materially and adversely affect TRI Pointe’s stock price and the performance of its business, regardless of its accuracy or inaccuracy. TRI Pointe’s success in maintaining, extending and expanding its brand image depends on its ability to adapt to a rapidly changing media environment. Adverse publicity or negative commentary on social media outlets, such as blogs, websites or newsletters, could hurt results of operations, as consumers might avoid brands that receive bad press or negative reviews. Negative publicity may materially and adversely affect results of operations that could lead to a decline in the price of TRI Pointe common stock.

Maintaining a good reputation in the areas in which TRI Pointe is currently developing or, following the consummation of the Transactions, expects to develop master planned communities is and will continue to be critical to TRI Pointe’s success. TRI Pointe’s reputation could be materially and adversely impacted by any of the following: failure to maintain high ethical, social and environmental standards for all of its operations and activities; the activities and reputation of WRECO’s contractors and its and WRECO’s respective subcontractors; or its failure to comply with applicable laws and regulations. Unfavorable media related to TRI Pointe’s industry, brands, marketing, personnel, operations, business performance or prospects, including from social media outlets, such as blogs, websites or newsletters, may also impact its reputation, regardless of such media’s accuracy, as consumers might avoid brands that receive bad press or negative reviews. Damage to TRI Pointe’s reputation could materially and adversely affect the performance of its business.

TRI Pointe’s quarterly results of operations may fluctuate because of the seasonal nature of its business and other factors.

TRI Pointe and WRECO have experienced seasonal fluctuations in quarterly results of operations and capital requirements that can have a material and adverse impact on consolidated results of operations and financial condition. TRI Pointe and WRECO typically experience the highest new home order activity during the spring selling season, although sales velocity is also highly dependent on the number of active selling communities, timing of new community openings and other market factors, including seasonal natural disasters such as hurricanes, tornadoes, floods and fires. Since it typically takes four to six months to construct a new home, TRI Pointe and WRECO deliver more homes in the second half of the year as new home orders sold earlier in the year convert to home closings. Because of this seasonality, cash outflows for construction costs have historically been highest in the second and third quarters, and the majority of cash receipts from home closings occur during the second half of the year. TRI Pointe expects this seasonal pattern to continue following the consummation of the Transactions and over the long-term, although it may be affected by market cyclicality. TRI Pointe also expects the traditional seasonality cycle and its impact on results of operations to become more prominent if the present housing recovery progresses and the homebuilding industry returns to a more normal operating environment, but it can make no assurances as to the degree to which historical seasonal patterns will occur in 2014 and beyond, if at all. Seasonality requires WRECO and TRI Pointe to finance construction activities in advance of the receipt of sales proceeds. In many cases, TRI Pointe may not be able to recapture increased costs by raising prices because prices are established upon signing the purchase contract. Accordingly, there is a risk that, following the consummation of the Transactions, TRI Pointe will invest significant amounts of capital in the acquisition and development of land and construction of homes that it does not sell at anticipated pricing levels or within anticipated time frames. If, due to market conditions, construction delays or other causes, TRI Pointe does not complete sales of its existing or future homes at anticipated pricing levels or within anticipated time frames, its business, liquidity, financial condition and results of operations would be materially and adversely affected.

TRI Pointe may incur a variety of costs to engage in future growth or expansion of its operations or acquisitions or disposals of businesses, and the anticipated benefits may never be realized.

As a part of its business strategy, TRI Pointe may make acquisitions or significant investments in or disposals of businesses. Any future acquisitions, investments and/or disposals would be accompanied by risks such as:

•	difficulties in assimilating the operations and personnel of acquired companies or businesses;

•	diversion of TRI Pointe management’s attention from ongoing business concerns;

•	TRI Pointe’s potential inability to maximize its financial and strategic position through the successful incorporation or disposition of operations;

•	maintenance of uniform standards, controls, procedures and policies; and

•	impairment of existing relationships with employees, contractors, suppliers and customers as a result of the integration of new management personnel and cost-saving initiatives.

TRI Pointe cannot guarantee that it will be able to successfully integrate any company or business that it might acquire in the future, and its failure to do so could harm its current business.

In addition, TRI Pointe may not realize the anticipated benefits of any future transactions and there may be other unanticipated or unidentified effects. While TRI Pointe may seek protection, for example, through warranties and indemnities in the case of acquisitions, significant liabilities may not be identified in due diligence or come to light after the expiration of warranty or indemnity periods or may exceed the maximum warranty or indemnity amounts. Additionally, while TRI Pointe may seek to limit its ongoing exposure, for example, through liability caps and time limits on warranties and indemnities in the case of disposals, some warranties and indemnities may give rise to unexpected and significant liabilities. Any claims arising in the future may materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

Inflation could materially and adversely affect TRI Pointe’s business, financial condition and results of operations.

Inflation can materially and adversely affect TRI Pointe by increasing costs of land, materials and labor. In the event of an increase in inflation, TRI Pointe may seek to increase the sales prices of land or homes in order to maintain satisfactory margins or realize a satisfactory return on its investment. However, if the market continues to have an oversupply of homes relative to demand, prevailing market prices may prevent it from doing so. In addition, inflation is often accompanied by higher interest rates, which historically have had a negative impact on housing demand and the real estate industry generally and which could materially and adversely impact potential customers’ ability to obtain mortgage financing on favorable terms. In such an environment, TRI Pointe may not be able to raise prices sufficiently to keep up with the rate of inflation and its margins and returns could decrease. Additionally, if TRI Pointe is required to lower home prices to meet demand, the value of its land inventory may decrease. Moreover, the nominal cost of capital increases as a result of inflation and the real purchasing power of its cash resources declines. Current or future efforts by the government to stimulate the economy may increase the risk of significant inflation and its adverse impact on TRI Pointe’s business, financial condition and results of operations.

Information technology failures and data security breaches could harm TRI Pointe’s business.

TRI Pointe uses information technology and other computer resources to carry out important operational and marketing activities as well as maintain its business records. Many of these resources are provided to TRI Pointe or are maintained on its behalf by third-party service providers pursuant to agreements that specify certain security and service level standards. Although TRI Pointe and its service providers employ what TRI Pointe believes are adequate security, disaster recovery and other preventative and corrective measures, TRI Pointe’s ability to conduct its business may be materially and adversely impaired if these resources are compromised, degraded, damaged or fail, whether due to a virus or other harmful circumstance, intentional penetration or disruption of TRI Pointe’s information technology resources by a third-party, natural disaster, hardware or software corruption or failure or error (including a failure of security controls incorporated into or applied to such hardware or software), telecommunications system failure, service provider error or failure, intentional or unintentional personnel actions (including the failure to follow TRI Pointe’s security protocols), or lost connectivity to its networked resources.

A significant and extended disruption in the functioning of these resources could damage TRI Pointe’s reputation and cause it to lose customers, sales and revenue, result in the unintended public disclosure or the misappropriation of proprietary, personal and confidential information (including information about its homebuyers and business partners), and require it to incur significant expense to address and resolve these kinds of issues. The release of confidential information may also lead to litigation or other proceedings against TRI Pointe by affected individuals and/or business partners and/or by regulators, and the outcome of such proceedings, which could include penalties or fines, could materially and adversely affect TRI Pointe’s consolidated financial statements. In addition, the costs of maintaining adequate protection against such threats, depending on their evolution, pervasiveness and frequency and/or government-mandated standards or obligations regarding protective efforts, could be material to TRI Pointe’s consolidated financial statements.

Risks Related to Conflicts of Interest

The Starwood Fund holds a significant equity interest in TRI Pointe and its interests may not be aligned with the interests of other TRI Pointe stockholders.

As of March 24, 2014, the Starwood Fund owned 11,985,905 shares of TRI Pointe common stock (not including 2,701,569 shares subject to the investor rights agreement described in the section entitled “Description of TRI Pointe Capital Stock—Investor Rights Agreement”), which represents 37.9% of TRI Pointe’s outstanding common stock and 7.4% of TRI Pointe’s outstanding common stock on a pro forma basis after giving effect to the Transactions. The Starwood Fund has the right to designate two members of TRI Pointe’s board of directors for as long as it owns 25% or more of the outstanding TRI Pointe common stock (excluding shares of common stock that are subject to issuance upon the exercise or exchange of rights of conversion or any options, warrants or other rights to acquire shares) and one member of the TRI Pointe board of directors for as long as it owns at least 10% of the outstanding TRI Pointe common stock. Messrs. Bauer, Mitchell and Grubbs have agreed to vote all shares of TRI Pointe common stock that they own in favor of the Starwood Fund nominees in any election of directors for as long as the Starwood Fund owns at least 10% of the outstanding TRI Pointe common stock. Following the consummation of the Transactions, the Starwood Fund will have the right to designate one member of the TRI Pointe board of directors for as long as the Starwood Fund owns at least 5% of the outstanding TRI Pointe common stock. The Starwood Fund’s interests may not be fully aligned with the interests of other TRI Pointe stockholders and this could lead to a strategy that is not in the best interests of other TRI Pointe stockholders.

As a result of Starwood Capital Group’s relationship with TRI Pointe, conflicts of interest may arise with respect to any transactions involving or with Starwood Capital Group or its affiliates.

Barry Sternlicht, the chairman of TRI Pointe’s board of directors, is the Chairman and Chief Executive Officer of Starwood Capital Group. As a result of TRI Pointe’s relationship with Starwood Capital Group, there may be transactions between TRI Pointe and Starwood Capital Group, Starwood Property Trust (which is managed by an affiliate of Starwood Capital Group) or their affiliates that could present an actual or perceived conflict of interest. These conflicts of interest may lead Mr. Sternlicht to recuse himself from actions of TRI Pointe’s board of directors with respect to any transactions involving or with Starwood Capital Group, Starwood Property Trust or their affiliates. In addition, Mr. Sternlicht will devote only a portion of his business time to his duties with TRI Pointe’s board of directors, and he will devote the majority of his time to his duties with Starwood Capital Group and its affiliates and other commitments. Following the consummation of the Transactions, Mr. Sternlicht is expected to continue as chairman of TRI Pointe’s board of directors and Mr. Chris Graham, a Senior Managing Director at Starwood Capital Group, is expected to be appointed as a director.

In addition, the TRI Pointe Charter includes a provision whereby TRI Pointe must renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may be from time to time presented to the Starwood Fund or any of its affiliates and subsidiaries (other than TRI Pointe and its subsidiaries), officers, directors, agents, stockholders, members, partners or employees and that may be a business opportunity for the Starwood Fund or any of its affiliates and subsidiaries, even if the opportunity is one that TRI Pointe might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. This provision may limit TRI Pointe’s ability to take advantage of certain business opportunities, which could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations. This provision may also result in misalignment between the Starwood Fund’s interests and the interests of other TRI Pointe stockholders. This provision will cease to be effective on the date that no person who is a director or officer of TRI Pointe is also a director, officer, member, partner or employee of the Starwood Fund or any of its affiliates or subsidiaries.

TRI Pointe may in the future acquire additional land from affiliates of Starwood Capital Group. Any such acquisitions will be separately considered for approval by TRI Pointe’s independent directors.

Risks Related to TRI Pointe’s Organization and Structure

Termination of the employment agreements with the members of TRI Pointe’s management team could be costly and prevent a change in control of TRI Pointe.

TRI Pointe’s employment agreements with Messrs. Bauer, Mitchell and Grubbs provide that if their employment with TRI Pointe terminates under certain circumstances, TRI Pointe may be required to pay them significant amounts of severance compensation, thereby making it costly to terminate their employment. Furthermore, these provisions could delay or prevent a transaction or a change in control of TRI Pointe that might involve a premium paid for shares of TRI Pointe common stock or otherwise be in the best interests of its stockholders, which could materially and adversely affect the market price of TRI Pointe common stock.

Certain anti-takeover defenses and applicable law may limit the ability of a third-party to acquire control of TRI Pointe.

The TRI Pointe Charter, the TRI Pointe Bylaws and Delaware law contain provisions that may delay or prevent a transaction or a change in control of TRI Pointe that might involve a premium paid for shares of TRI Pointe common stock or otherwise be in the best interests of TRI Pointe stockholders, which could materially and adversely affect the market price of TRI Pointe common stock. Certain of these provisions are described below.

Selected provisions of the TRI Pointe Charter and the TRI Pointe Bylaws

The TRI Pointe Charter and the TRI Pointe Bylaws contain anti-takeover provisions that:

•	authorize TRI Pointe’s board of directors, without further action by TRI Pointe stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series, and with respect to each series, to fix the number of shares constituting that series and establish the rights and other terms of that series;

•	require that actions to be taken by TRI Pointe stockholders may be taken only at an annual or special meeting of its stockholders and not by written consent;

•	specify that special meetings of TRI Pointe stockholders can be called only by its board of directors, the chairman of its board of directors or its chief executive officer;

•	establish advance notice procedures for TRI Pointe stockholders to submit nominations of candidates for election to TRI Pointe’s board of directors and other proposals to be brought before a stockholders meeting;

•	provide that the TRI Pointe Bylaws may be amended by TRI Pointe’s board of directors without stockholder approval;

•	allow TRI Pointe’s directors to establish the size of its board of directors by action of its board, subject to a minimum of three members;

•	provide that vacancies on TRI Pointe’s board of directors or newly created directorships resulting from an increase in the number of its directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	do not give TRI Pointe stockholders cumulative voting rights with respect to the election of directors; and

•	prohibit TRI Pointe from engaging in certain business combinations with any “interested stockholder” unless specified conditions are satisfied as described in “—Selected provisions of Delaware law”.

Selected provisions of Delaware law

TRI Pointe has opted out of Section 203 of the DGCL, which regulates corporate takeovers. However, the TRI Pointe Charter contains provisions that are similar to Section 203 of the DGCL. Specifically, the TRI Pointe Charter provides that it may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the person became an interested stockholder, unless:

•	prior to the time that person became an interested stockholder, TRI Pointe’s board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

•	upon the consummation of the transaction which resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to the time the person became an interested stockholder, the business combination is approved by TRI Pointe’s board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, consolidation, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of TRI Pointe’s voting stock. However, in the case of TRI Pointe, the Starwood Fund and any of its affiliates and subsidiaries and any of their permitted transferees receiving 15% or more of TRI Pointe’s voting stock will not be deemed to be interested stockholders regardless of the percentage of voting stock owned by them. This provision could prohibit or delay mergers or other takeover or change in control attempts with respect to TRI Pointe and, accordingly, may discourage attempts to acquire TRI Pointe.

TRI Pointe may change its operational policies, investment guidelines and its business and growth strategies without stockholder consent, which may subject TRI Pointe to different and more significant risks in the future.

TRI Pointe’s board of directors will determine its operational policies, investment guidelines and its business and growth strategies. TRI Pointe’s board of directors may make changes to, or approve transactions that deviate from, those policies, guidelines and strategies without a vote of, or notice to, its stockholders. This could result in TRI Pointe conducting operational matters, making investments or pursuing different business or growth strategies than those contemplated herein. Under any of these circumstances, TRI Pointe may expose itself to different and more significant risks in the future, which could materially and adversely affect its business, liquidity, financial condition and results of operations.

The obligations associated with being a public company require significant resources and management attention.

As a public company with listed equity securities, TRI Pointe is required to comply with certain laws, regulations and requirements, including the requirements of the Exchange Act, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), related regulations of the SEC and requirements of the NYSE. The Exchange Act requires that TRI Pointe file annual, quarterly and current reports with respect to its business and financial condition. The Sarbanes-Oxley Act requires, among other things, that TRI Pointe establish and maintain effective internal controls and procedures for financial reporting.

Section 404 of the Sarbanes-Oxley Act requires TRI Pointe management and independent auditors to report annually on the effectiveness of TRI Pointe’s internal control over financial reporting. However, TRI Pointe is an “emerging growth company,” as defined in the JOBS Act, and, so for as long as TRI Pointe continues to be an emerging growth company, it intends to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. The consummation of the Transactions is expected to cause TRI Pointe to lose its status as an emerging growth company in 2014. Once TRI Pointe is no longer an emerging growth company or, if prior to such date, TRI Pointe opts to no longer take advantage of the applicable exemption, it will be required to include an opinion from its independent auditors on the effectiveness of its internal control over financial reporting.

These reporting and other obligations place significant demands on TRI Pointe’s management, administrative, operational and accounting resources and cause TRI Pointe to incur significant one-time and ongoing expenses. If TRI Pointe’s independent auditor is unable to provide an unqualified attestation report on internal control over financial reporting, investors could lose confidence in the reliability of TRI Pointe’s financial statements and its stock price could be materially and adversely affected.

If TRI Pointe fails to maintain an effective system of internal controls, it may not be able to accurately determine its financial results or prevent fraud. As a result, TRI Pointe stockholders could lose confidence in TRI Pointe’s financial results, which could materially and adversely affect TRI Pointe and the market price of its common stock.

Effective internal controls are necessary for TRI Pointe to provide reliable financial reports and effectively prevent fraud. However, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of control systems reflects resource constraints and the benefits of controls must be considered in relation to their costs. Accordingly, there can be no assurance that all control issues or fraud will be detected. TRI Pointe cannot be certain that it will be successful in maintaining adequate internal control over its financial reporting and financial processes. Furthermore, in connection with the Transactions and as TRI Pointe continues to grow its business, its internal controls will become more complex, and TRI Pointe will require significantly more resources to ensure its internal controls remain effective. Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in TRI Pointe’s internal control over financial reporting could also result in errors in its financial statements that could require TRI Pointe to restate its financial statements, cause it to fail to meet its reporting obligations and cause stockholders to lose confidence in its reported financial information, all of which could materially and adversely affect TRI Pointe and the market price of its common stock.

TRI Pointe is an “emerging growth company” and, as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, TRI Pointe common stock may be less attractive to investors.

TRI Pointe is an “emerging growth company” as defined in the JOBS Act, and it is eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, including, but not limited to, an exemption from the auditor attestation requirement of Section 404 of the Sarbanes-Oxley Act, reduced disclosure about executive compensation arrangements pursuant to the rules applicable to smaller reporting companies and no requirement to seek non-binding advisory votes on executive compensation or golden parachute arrangements. TRI Pointe has elected to adopt these reduced disclosure requirements. TRI Pointe cannot predict if investors will find its common stock less attractive as a result of its taking advantage of these exemptions. If some investors find TRI Pointe common stock less attractive as a result of its choices, there may be a less active trading market for its common stock and its stock price may be more volatile.

In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised financial accounting standards. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, TRI Pointe has determined to opt out of such extended transition period and, as a result, TRI Pointe will comply with new or revised financial accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that TRI Pointe’s decision to opt out of the extended transition period for complying with new or revised financial accounting standards is irrevocable.

The consummation of the Transactions is expected to cause TRI Pointe to lose its status as an emerging growth company in 2014.

Changes in accounting rules, assumptions or judgments could materially and adversely affect TRI Pointe.

Accounting rules and interpretations for certain aspects of TRI Pointe’s operations are highly complex and involve significant assumptions and judgment. These complexities could lead to a delay in the preparation and dissemination of TRI Pointe’s financial statements. Furthermore, changes in accounting rules and interpretations or in TRI Pointe’s accounting assumptions and/or judgments, such as asset impairments, could significantly impact its financial statements. In some cases, TRI Pointe could be required to apply a new or revised standard retroactively, resulting in restating prior period financial statements. Any of these circumstances could materially and adversely affect TRI Pointe’s business, liquidity, financial condition and results of operations.

Any joint venture investments that WRECO has made or that TRI Pointe makes in the future could be materially and adversely affected by lack of sole decision making authority, reliance on co-venturers’ financial condition and disputes between TRI Pointe and its co-venturers.

WRECO has co-invested, and TRI Pointe may co-invest in the future, with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of land acquisition and/or developments. TRI Pointe will succeed to WRECO’s investments in its joint ventures in the Transactions. TRI Pointe will not be in a position to exercise sole decision-making authority regarding the land acquisitions and/or developments undertaken by WRECO’s joint ventures and any future joint ventures in which TRI Pointe may co-invest, and its investment may be illiquid due to its lack of control. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present where a third-party is not involved, including the possibility that partners or co-venturers might become bankrupt, fail to fund their share of required capital contributions, make poor business decisions or block or delay necessary decisions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with TRI Pointe’s business interests or goals, and may be in a position to take actions contrary to TRI Pointe’s policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither TRI Pointe nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between TRI Pointe and partners or co-venturers may result in litigation or arbitration that would increase TRI Pointe’s expenses and prevent its officers and/or directors from focusing their time and effort on TRI Pointe’s business. In addition, TRI Pointe may in certain circumstances be liable for the actions of its third-party partners or co-venturers.

TRI Pointe may become subject to litigation, which could materially and adversely affect TRI Pointe.

In the future, TRI Pointe may become subject to litigation, including claims relating to its operations, security offerings and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against TRI Pointe, some of which are not, or cannot be, insured. TRI Pointe generally intends to vigorously defend itself. However, TRI Pointe cannot be certain of the ultimate outcomes of any claims that may arise in the future. Resolution of these types of matters against TRI Pointe may result in it having to pay significant fines, judgments or settlements, which, if uninsured, or if the fines, judgments and settlements exceed insured levels, could materially and adversely impact its earnings and cash flows. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of TRI Pointe’s insurance coverage, which could materially and adversely impact it, expose it to increased risks that would be uninsured, and materially and adversely impact its ability to attract directors and officers.

Failure by TRI Pointe directors, executives or employees to comply with applicable codes of conduct could materially and adversely affect it and the market price of its stock.

TRI Pointe has adopted a Code of Business Conduct and Ethics and a Code of Ethics for senior executives and financial officers. TRI Pointe’s adoption of these codes and other standards of conduct is not a representation or warranty that all persons subject to those codes or standards are or will be in complete compliance. The failure of a director, executive or employee to comply with applicable codes or standards of conduct may result in termination of the relationship and/or adverse publicity, either of which could materially and adversely affect TRI Pointe and the market price of its stock.

Risks Related to Ownership of TRI Pointe Common Stock

TRI Pointe does not intend to pay dividends on its common stock for the foreseeable future.

TRI Pointe currently intends to retain its future earnings, if any, to finance the development and expansion of its business and, therefore, does not intend to pay cash dividends on TRI Pointe common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of TRI Pointe’s board of directors and will depend on TRI Pointe’s financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as the TRI Pointe board of directors deems relevant. Accordingly, TRI Pointe stockholders may need to sell their shares of TRI Pointe common stock to realize a return on their investment, and they may not be able to sell their shares at or above the price they paid for them.

Beginning with the third quarter dividend payable in September 2013, Weyerhaeuser increased its quarterly dividend from $0.20 per common share to $0.22 per common share. Weyerhaeuser’s dividend decisions are in the sole discretion of its board of directors and depend on a number of factors, some of which are outside of Weyerhaeuser’s control. Any decision by Weyerhaeuser’s board of directors to increase the dividend, as well as the future payment of dividends and the amount of such dividends, will depend on Weyerhaeuser’s results of operations, financial condition, capital requirements and other factors deemed relevant by Weyerhaeuser’s board of directors. Common share dividends have exceeded Weyerhaeuser’s target ratio in recent years, although Weyerhaeuser cannot guarantee that this will continue in the future.

Future sales of TRI Pointe common stock or other securities convertible into TRI Pointe common stock could cause the market value of TRI Pointe common stock to decline and could result in dilution of your shares.

TRI Pointe’s board of directors is authorized, without stockholder approval, to cause it to issue additional shares of TRI Pointe common stock or to raise capital through the issuance of preferred stock (including equity or debt securities convertible into common stock), options, warrants and other rights, on terms and for consideration as TRI Pointe’s board of directors in its sole discretion may determine. Sales of substantial amounts of TRI Pointe common stock could cause the market price of TRI Pointe common stock to decrease significantly. TRI Pointe cannot predict the effect, if any, of future sales of TRI Pointe common stock, or the availability of TRI Pointe common stock for future sales, on the value of TRI Pointe common stock. Sales of substantial amounts of TRI Pointe common stock by the Starwood Fund or another large stockholder or otherwise, or the perception that such sales could occur, may adversely affect the market price of TRI Pointe common stock.

As of March 24, 2014, the members of TRI Pointe’s senior management team collectively owned 2,131,232 shares of TRI Pointe common stock (excluding grants of unvested restricted stock units, unvested options to purchase shares of TRI Pointe common stock and shares of TRI Pointe common stock owned by BMG Homes Inc.), which represents 6.7% of TRI Pointe common stock outstanding and 1.3% of TRI Pointe common stock outstanding on a pro forma basis after giving effect to the Transactions. Further, as of March 24, 2014, the Starwood Fund owned 11,985,905 shares of TRI Pointe common stock (not including 2,701,569 shares subject to the investor rights agreement described in the section entitled “Description of TRI Pointe Capital Stock—Investor Rights Agreement”), which represents 37.9% of TRI Pointe common stock outstanding and 7.4% of TRI Pointe common stock outstanding on a pro forma basis after giving effect to the Transactions. See “Ownership of TRI Pointe Common Stock”.

In connection with the Transactions, 675,876 shares of restricted stock granted to Messrs. Bauer, Mitchell and Grubbs will vest. Messrs. Bauer, Mitchell and Grubbs have entered into a lock-up agreement with the Starwood Fund, pursuant to which Messrs. Bauer, Mitchell and Grubbs have agreed not to sell these shares of TRI Pointe common stock until the Starwood Fund owns less than 4.875% of TRI Pointe common stock outstanding. See “Other Agreements—Lock-Up Agreement”.

Additionally, pursuant to their employment agreements, each of Messrs. Bauer, Mitchell and Grubbs agreed that, for a period of 36 months following the completion of TRI Pointe’s initial public offering, during any calendar quarter, he will not sell shares of TRI Pointe common stock in an amount exceeding the greater of (i) 10% of the shares of TRI Pointe common stock owned by him on the date of the completion of TRI Pointe’s initial public offering and (ii) the percentage of shares of TRI Pointe common stock that has been sold or otherwise disposed of by the Starwood Fund during such calendar quarter. Any sales of shares of TRI Pointe common stock made pursuant to the foregoing will be subject to the restrictions imposed by applicable law.

TRI Pointe has entered into a registration rights agreement with the former members of TPH LLC, including the Starwood Fund, the members of TRI Pointe’s management team and a third-party investor, with respect to the shares of TRI Pointe common stock that they received as part of TRI Pointe’s formation transactions. The shares are referred to collectively as the “registrable shares”. Pursuant to the registration rights agreement, TRI Pointe granted the former members of TPH LLC and their direct and indirect transferees (i) shelf registration rights to require TRI Pointe to file a shelf registration statement for the registrable shares and to maintain the effectiveness of such registration statement so as to allow sales thereunder from time to time, (ii) demand registration rights to have the registrable shares registered for resale and (iii) in certain circumstances, the right to make “piggy-back” sales of the registrable shares under registration statements TRI Pointe might file in connection with future public offerings.

TRI Pointe has filed a registration statement on Form S-8 to register the total number of shares of TRI Pointe common stock that may be issued under TRI Pointe’s 2013 Long-Term Incentive Plan, including the restricted stock units to be granted to the members of TRI Pointe’s management team, other officers and employees and TRI Pointe’s director nominees, as well as the options to purchase shares of TRI Pointe common stock to be granted to the members of TRI Pointe’s management team.

Future offerings of debt securities, which would rank senior to TRI Pointe common stock upon TRI Pointe’s bankruptcy or liquidation, and future offerings of equity securities that may be senior to TRI Pointe common stock for the purposes of dividend and liquidating distributions, may materially and adversely affect the market price of TRI Pointe common stock.

In the future, TRI Pointe may attempt to increase its capital resources by making offerings of debt securities or additional offerings of equity securities. Upon TRI Pointe’s bankruptcy or liquidation, holders of TRI Pointe’s debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of TRI Pointe’s available assets prior to TRI Pointe stockholders. Additional equity offerings may dilute the holdings of TRI Pointe’s existing stockholders or reduce the market price of TRI Pointe common stock, or both. TRI Pointe’s preferred stock, if issued, could have a preference on liquidating distributions, a preference on dividend payments or both that could limit TRI Pointe’s ability to make a dividend distribution to TRI Pointe stockholders. TRI Pointe’s decision to issue securities in any future offering will depend on market conditions and other factors beyond TRI Pointe’s control. As a result, TRI Pointe cannot predict or estimate the amount, timing or nature of its future offerings.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This document and the documents incorporated herein by reference contain statements concerning future results and performance and other matters that are “forward-looking” statements.

These statements:

•	use forward-looking terminology;

•	are based on various assumptions that TRI Pointe, Weyerhaeuser and WRECO make; and

•	may not be accurate because of risks and uncertainties surrounding the assumptions that TRI Pointe, Weyerhaeuser and WRECO make.

Factors listed in this section—as well as other factors not included—may cause actual results to differ significantly from the forward-looking statements contained in this document. There is no guarantee that any of the events anticipated by the forward-looking statements in this document will occur, or if any of the events occurs, there is no guarantee what effect it will have on the operations or financial condition of Weyerhaeuser, WRECO, TRI Pointe, or the combined company.

Weyerhaeuser, WRECO and TRI Pointe will not update forward-looking statements contained in any document after the date of such document.

Statements

TRI Pointe, Weyerhaeuser and WRECO make forward-looking statements in this document and the documents incorporated by reference herein, including with respect to dividends, estimated tax rates, expected results of litigation and the sufficiency of litigation reserves, expected capital expenditures, the Transactions, the New Debt, expectations regarding synergies, cost savings and other benefits resulting from the Transactions and recognition of certain tax benefits.

Weyerhaeuser, WRECO and TRI Pointe base forward-looking statements on a number of factors, including the expected effect of:

•	the economy;

•	laws and regulations;

•	adverse litigation outcomes and the adequacy of reserves;

•	changes in accounting principles;

•	projected benefit payments;

•	projected tax rates and credits; and

•	other related matters.

Risks, Uncertainties and Assumptions

The major risks and uncertainties—and assumptions that Weyerhaeuser, WRECO and TRI Pointe make—that affect their businesses and may cause actual results to differ from these forward looking statements include, but are not limited to:

•	the effect of general economic conditions, including employment rates, housing starts, interest rate levels, availability of financing for home mortgages and strength of the U.S. dollar;

•	market demand for products, which is related to the strength of the various U.S. business segments and U.S. and international economic conditions;

•	levels of competition;

•	the successful execution of internal performance plans, including restructurings and cost reduction initiatives;

•	global economic conditions;

•	raw material prices;

•	energy prices;

•	the effect of weather;

•	the risk of loss from earthquakes, volcanoes, fires, floods, windstorms, hurricanes, pest infestations and other natural disasters;

•	transportation costs;

•	federal and state tax policies;

•	the effect of forestry, land use, environmental and other governmental regulations;

•	legal proceedings;

•	risks relating to any unforeseen changes to or effects on liabilities, future capital expenditures, revenues, expenses, earnings, synergies, indebtedness, financial condition, losses and future prospects;

•	the satisfaction of the conditions to the consummation of the Transactions and other risks related to the consummation of the Transactions and actions related thereto;

•	the risk that disruptions from the Transactions will harm WRECO’s, Weyerhaeuser’s or TRI Pointe’s businesses;

•	Weyerhaeuser’s and TRI Pointe’s ability to complete the Transactions on the anticipated terms and schedule, including the ability to obtain stockholder and regulatory approvals;

•	Weyerhaeuser’s and TRI Pointe’s ability to achieve the benefits of the Transactions in the estimated amount and anticipated timeframe, if at all;

•	TRI Pointe’s ability to integrate WRECO successfully after the consummation of the Transactions and to achieve anticipated synergies;

•	changes in accounting principles; and

•	other factors described in “Risk Factors”.

THIS EXCHANGE OFFER

Terms of this Exchange Offer

General

Weyerhaeuser is offering to exchange all of the issued and outstanding WRECO common shares for Weyerhaeuser common shares, at an exchange ratio to be calculated in the manner described below, on the terms and conditions and subject to the limitations described below and in the letter of transmittal (including the instructions thereto) filed as an exhibit to the registration statement of which this document forms a part, by 12:00 midnight, New York City time, on             , 2014, unless this exchange offer is extended or terminated. The last day on which tenders will be accepted, whether on             , 2014 or any later date to which this exchange offer is extended, is referred to in this document as the “expiration date”. You may tender all, some or none of your Weyerhaeuser common shares.

As a result of the WRECO Stock Split, 100,000,000 WRECO common shares will be issued and outstanding prior to the Distribution. The number of Weyerhaeuser common shares that will be accepted if this exchange offer is completed will depend on the final exchange ratio and the number of Weyerhaeuser common shares tendered.

Weyerhaeuser’s obligation to complete this exchange offer is subject to important conditions that are described in the section entitled “—Conditions to the Consummation of this Exchange Offer”.

This exchange offer is designed to permit you to exchange your Weyerhaeuser common shares for a number of WRECO common shares that corresponds to a     % discount to the equivalent amount of TRI Pointe common stock, calculated as set forth in this document. However, the exchange ratio is subject to an upper limit, as discussed in the section entitled “—Upper Limit”. If the upper limit is in effect, Weyerhaeuser common shares will be exchanged for a number of WRECO common shares that corresponds to less, and possibly much less, than a     % discount to the equivalent amount of TRI Pointe common stock, calculated as set forth in this document. Subject to the upper limit, for each $1.00 of Weyerhaeuser common shares accepted in this exchange offer, you will ultimately receive $         of fully paid and non-assessable shares of TRI Pointe common stock as a result of this exchange offer and the Merger. If the upper limit is in effect, you will ultimately receive less than $         of TRI Pointe common stock for each $1.00 of Weyerhaeuser common shares that is accepted in this exchange offer, and you could receive much less.

The final calculated per-share values will be equal to:

(i)	with respect to Weyerhaeuser common shares, the simple arithmetic average of the daily VWAP of Weyerhaeuser common shares on the NYSE for each of the Valuation Dates, as reported to Weyerhaeuser by Bloomberg L.P. for the equity ticker WY.N;

(ii)	with respect to WRECO common shares, the simple arithmetic average of the daily VWAP of TRI Pointe common stock on the NYSE for each of the Valuation Dates, as reported to Weyerhaeuser by Bloomberg L.P. on the equity ticker TPH.N, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger); and

(iii)	with respect to TRI Pointe common stock, the simple arithmetic average of the daily VWAP of shares of TRI Pointe common stock on the NYSE for each of the Valuation Dates, as reported to Weyerhaeuser by Bloomberg L.P. for the equity ticker TPH.N.

The daily VWAP provided by Bloomberg L.P. may be different from other sources of volume-weighted average prices or investors’ or security holders’ own calculations of volume-weighted average prices. Weyerhaeuser will determine the calculations of the per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock, and its determination will be final.

If the upper limit on the number of shares that can be received for each Weyerhaeuser common share tendered is in effect at the expiration of the exchange offer period, then the exchange ratio will be fixed at the limit and a Mandatory Extension of this exchange offer will be made until 8:00 a.m., New York City time, on the day after the second trading day following the last trading day prior to the originally contemplated expiration date. See “—Extension; Termination; Amendment—Mandatory Extension”.

Upper Limit

The number of shares you can receive is subject to an upper limit of                  WRECO common shares for each Weyerhaeuser common share accepted in this exchange offer. If the upper limit is in effect, a shareholder will receive less than $         of WRECO common shares for each $1.00 of Weyerhaeuser common shares that the shareholder validly tenders, that are not properly withdrawn and that are accepted in this exchange offer, and the shareholder could receive much less. For example, if the calculated per-share value of Weyerhaeuser common shares was $         (the highest closing price for Weyerhaeuser common shares on the NYSE during the three-month period prior to commencement of this exchange offer) and the calculated per-share value of WRECO common shares was $         (based on the lowest closing price for TRI Pointe common stock on the NYSE during that three-month period multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger)), the value of WRECO common shares, based on the TRI Pointe common stock price multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger), received for Weyerhaeuser common shares accepted for exchange would be approximately $         for each $1.00 of Weyerhaeuser common shares accepted for exchange.

This upper limit was calculated to correspond to a     % discount in the value of TRI Pointe common stock, relative to Weyerhaeuser common shares, based on the averages of the daily VWAPs of Weyerhaeuser common shares and TRI Pointe common stock on             , 2014,             , 2014 and             , 2014 (the last three trading days before the commencement of this exchange offer). Weyerhaeuser set this upper limit to ensure that an unusual or unexpected drop in the trading price of TRI Pointe common stock, relative to the trading price of Weyerhaeuser common shares, would not result in an unduly high number of WRECO common shares being exchanged for each Weyerhaeuser common share accepted in this exchange offer.

Pricing Mechanism

The terms of this exchange offer are designed to result in you receiving $         of WRECO common shares for each $1.00 of Weyerhaeuser common shares validly tendered, not properly withdrawn and accepted in this exchange offer, based on the calculated per-share values described above. This exchange offer does not provide for a minimum exchange ratio because a minimum exchange ratio could result in the WRECO common shares exchanged for each $1.00 of Weyerhaeuser common shares being valued higher than approximately $        . Regardless of the final exchange ratio, the terms of this exchange offer would always result in you receiving approximately $         of WRECO common shares for each $1.00 of Weyerhaeuser common shares, so long as the upper limit is not in effect. See the table on page 91 for purposes of illustration. Subject to the upper limit described above, for each $1.00 of Weyerhaeuser common shares accepted in this exchange offer, you will receive approximately $         of WRECO common shares. The following formula will be used to calculate the number of WRECO common shares you will receive for Weyerhaeuser common shares accepted in this exchange offer:

Number of WRECO common shares	=	Number of Weyerhaeuser common shares tendered and accepted, multiplied by the lesser of:	(i)	and	(ii) The calculated per-share value of Weyerhaeuser common shares, divided by the calculated per-share value of TRI Pointe common stock, multiplied by 1.297, divided by %

The calculated per-share value of Weyerhaeuser common shares for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of Weyerhaeuser common shares on the NYSE on each of the Valuation Dates. The calculated per-share value of WRECO common shares for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of TRI Pointe common stock on the NYSE on each of the Valuation Dates, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger). The calculated per-share value of TRI Pointe common stock for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of shares of TRI Pointe common stock on the NYSE on each of the Valuation Dates. Weyerhaeuser will determine the calculations of the per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and the determination will be final.

If the upper limit is in effect, the exchange ratio will be fixed. The daily VWAP and trading prices of                  Weyerhaeuser common shares and TRI Pointe common stock during the Mandatory Extension will not affect the exchange ratio, which will be fixed at         . See “This Exchange Offer—Terms of this Exchange Offer—Extension; Termination; Amendment—Mandatory Extension”. To help illustrate the way this calculation works, below are two examples:

Example 1: Assuming that the average of the daily VWAP on the Valuation Dates is $         per Weyerhaeuser common share and $         per share of TRI Pointe common stock, you would receive             ($         divided by $        , multiplied by 1.297, divided by     %) WRECO common shares for each Weyerhaeuser                  common share accepted in this exchange offer. In this example, the upper limit of                  WRECO common shares for each Weyerhaeuser common share would not apply.

Example 2: Assuming that the average of the daily VWAP on the Valuation Dates is $         per Weyerhaeuser common share and $         per share of TRI Pointe common stock, the limit would apply and you would only receive                 WRECO common shares for each Weyerhaeuser common share accepted in this exchange offer because the limit is less than             ($         divided by $        , multiplied by 1.297, divided by     %) WRECO common shares for each share of Weyerhaeuser common shares. Because the upper limit would apply, this exchange offer would be automatically extended until 8:00 a.m., New York City time, on the day after the second trading day following the last trading day prior to the originally contemplated expiration date, and the exchange ratio would be fixed at the upper limit.

Indicative Per-Share Values

You will be able to review indicative exchange ratios and calculated per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and the final exchange ratio used to determine the number of WRECO common shares to be exchanged per Weyerhaeuser common share. Weyerhaeuser will maintain a website at http://www.            .com/            / that provides the indicative exchange ratios and calculated per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock. The indicative exchange ratios will reflect whether the upper limit on the exchange ratio, described above, would have been in effect. You may also contact the information agent at the toll-free number provided on the back cover of this document to obtain these indicative exchange ratios.

From the commencement of this exchange offer until the first Valuation Date, the website will show indicative calculated per-share values on a given day, calculated as though that day were the expiration date of this exchange offer. During that period, the indicative calculated per-share value of Weyerhaeuser common shares will equal the simple arithmetic average of the daily VWAP of Weyerhaeuser common shares on the NYSE on each of the three prior trading days. The indicative calculated per-share value of WRECO common shares will equal the simple arithmetic average of the daily VWAP of TRI Pointe common stock on the NYSE on each of the Valuation Dates, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger). The indicative calculated per-share value of TRI Pointe common stock will equal the simple arithmetic average of the daily VWAP of TRI Pointe common stock on the NYSE on each of the three prior trading days. Weyerhaeuser will determine the calculations of the per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and its determination will be final.

On each of the Valuation Dates, when the values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock are calculated for the purposes of this exchange offer, the website will show the indicative calculated per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock. The indicative per-share value of Weyerhaeuser common shares will equal (i) on the first Valuation Date, the Intra-Day VWAP for Weyerhaeuser common shares on the NYSE during the elapsed portion of that day, (ii) on the second Valuation Date, the Intra-Day VWAP for Weyerhaeuser common shares on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and (iii) on the third Valuation Date, the Intra-Day VWAP for Weyerhaeuser common shares on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and with the actual daily VWAP on the second Valuation Date. The indicative per-share value of WRECO common shares will equal (i) on the first Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger), (ii) on the second Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date, multiplied by 1.297 and (iii) on the third Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and with the actual daily VWAP on the second Valuation Date, multiplied by 1.297. The indicative per-share value of TRI Pointe common stock will equal (i) on the first Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day, (ii) on the second Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and (iii) on the third Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and with the actual daily VWAP on the second Valuation Date. Weyerhaeuser will determine the calculations of the per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and its determination will be final. During the period of the Valuation Dates, the indicative exchange ratios and calculated per-share values will be updated at 10:30 a.m., 1:30 p.m. and no later than 4:30 p.m., New York City time.

Final Exchange Ratio

The final exchange ratio that shows the number of WRECO common shares that you will receive for each Weyerhaeuser common share accepted in this exchange offer will be available at http://www.            .com/             / and announced by press release by 4:30 p.m., New York City time, on             , 2014, unless this exchange offer is extended or terminated.

You may also contact the information agent to obtain the final exchange ratio at its toll-free number provided on the back cover of this document.

Each of the daily VWAPs, Intra-Day VWAPs, calculated per-share values and the final exchange ratio will be rounded to four decimal places.

If a market disruption event occurs with respect to Weyerhaeuser common shares or TRI Pointe common stock on any of the Valuation Dates, the calculated per-share value of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock will be determined using the daily VWAP of Weyerhaeuser common shares and TRI Pointe common stock on the preceding trading day or days, as the case may be, on which no market disruption event occurred with respect to both Weyerhaeuser common shares and TRI Pointe common stock. If, however, a market disruption event occurs as specified above, Weyerhaeuser may terminate this exchange offer if, in its reasonable judgment, the market disruption event has impaired the benefits of this exchange offer. For specific information as to what would constitute a market disruption event, see “—Conditions to the Consummation of this Exchange Offer”.

Since this exchange offer is scheduled to expire at 12:00 midnight, New York City time, on the last day of the exchange offer period, and the final exchange ratio will be announced by 4:30 p.m., New York City time, on the last trading day prior to the expiration date of this exchange offer, you will be able to tender or withdraw your Weyerhaeuser common shares after the final exchange ratio is determined. For more information on validly tendering and properly withdrawing your shares, see “—Procedures for Tendering” and “—Withdrawal Rights”.

For the purposes of illustration, the table below indicates the number of WRECO common shares that you would receive per Weyerhaeuser common share you validly tender and the number of shares of TRI Pointe common stock the right to receive into which those WRECO common shares would be converted in the Merger, calculated on the basis described above and taking into account the upper limit described above, assuming a range of averages of the daily VWAP of Weyerhaeuser common shares and TRI Pointe common stock on the Valuation Dates. The first row of the table below shows the indicative calculated per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on             , 2014, based on the daily VWAPs of Weyerhaeuser common shares and TRI Pointe common stock on             , 2014,             , 2014 and             , 2014. The table also shows the effects of a     % increase or decrease in either or both of the calculated per-share values of Weyerhaeuser common shares and TRI Pointe common stock based on changes relative to the values of             , 2014.

Weyerhaeuser common shares	TRI Pointe common stock	Calculated per-share value of Weyerhaeuser common shares	Calculated per-share value of WRECO common shares(1)	Calculated per-share value of TRI Pointe common stock	WRECO common shares per Weyerhaeuser common share	Shares of TRI Pointe common stock per Weyerhaeuser common share	Calculated Value Ratio(2)
As of ,	As of ,
Down %	Up %
Down %	Unchanged
Down %	Down %
Unchanged	Up %
Unchanged	Down %
Up %	Up %
Up %	Unchanged
Up %	Down %(3)

(1)	The calculated per-share value of WRECO common shares for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of TRI Pointe common stock on the NYSE on each of the Valuation Dates, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger).
(2)	The Calculated Value Ratio equals (i) the calculated per-share value of WRECO common shares multiplied by the exchange ratio, divided by (ii) the calculated per-share value of Weyerhaeuser common shares.
(3)	In this scenario, the upper limit is in effect. Absent the upper limit, the exchange ratio would have been WRECO common shares per Weyerhaeuser common share validly tendered and accepted in this exchange offer. In this scenario, Weyerhaeuser would announce that the upper limit on the number of shares that can be received for each Weyerhaeuser common share tendered is in effect no later than 4:30 p.m., New York City time, on the last trading day prior to the expiration date, that the exchange ratio would be fixed at the upper limit and that this exchange offer would be extended until 8:00 a.m., New York City time, on the day after the second trading day following the last trading day prior to the originally scheduled expiration date.

During the three-month period of             ,                      through             , 2014, the highest closing price of Weyerhaeuser common shares on the NYSE was $         and the lowest closing price of TRI Pointe common stock on the NYSE was $        . If the calculated per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock were calculated based on these closing prices, you would receive only the limit of                  WRECO common shares for each Weyerhaeuser common share tendered, and the value of those WRECO common shares, based on the TRI Pointe common stock price multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger), would have been less than the value of Weyerhaeuser common shares accepted for exchange (approximately $         of WRECO common shares for each $1.00 of Weyerhaeuser common shares accepted for exchange).

If the trading price of Weyerhaeuser common shares were to increase during the period of the Valuation Dates, the average Weyerhaeuser common share price used to calculate the exchange ratio would likely be lower than the closing price of Weyerhaeuser common shares on the expiration date of this exchange offer. As a result, you may receive fewer WRECO common shares, and therefore effectively fewer shares of TRI Pointe common stock, for each $1.00 of Weyerhaeuser common shares than you would have if that per-share value were calculated on the basis of the closing price of Weyerhaeuser common shares on the expiration date of this exchange offer. Similarly, if the trading price of TRI Pointe common stock were to decrease during the period of the Valuation Dates, the average TRI Pointe common stock price used to calculate the exchange ratio would likely be higher than the closing price of TRI Pointe common stock on the expiration date of this exchange offer. This could also result in you receiving fewer WRECO common shares, and therefore effectively fewer shares of TRI Pointe common stock, for each $1.00 of Weyerhaeuser common shares than you would otherwise receive if that per-share value were calculated on the basis of the closing price of TRI Pointe common stock on the expiration date of this exchange offer.

The number of Weyerhaeuser common shares that may be accepted in this exchange offer may be subject to proration in the event of oversubscription. Depending on the number of Weyerhaeuser common shares validly tendered, and not properly withdrawn in this exchange offer, and the final exchange ratio, determined as described above, Weyerhaeuser may have to limit the number of Weyerhaeuser common shares that it accepts in this exchange offer through a proration process. Any proration of the number of shares accepted in this exchange offer will be determined on the basis of the proration mechanics described in “—Proration; Tenders for Exchange by Holders of Fewer than 100 Weyerhaeuser Common Shares”.

This document and related documents are being sent to:

•	persons who directly held Weyerhaeuser common shares on , 2014. On that date, there were Weyerhaeuser common shares outstanding, which were held of record by approximately shareholders; and

•	brokers, banks and similar persons whose names or the names of whose nominees appear on Weyerhaeuser’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Weyerhaeuser common shares.

Proration; Tenders for Exchange by Holders of Fewer than 100 Weyerhaeuser Common Shares

If, upon the expiration of this exchange offer, Weyerhaeuser shareholders have validly tendered and not properly withdrawn more Weyerhaeuser common shares than Weyerhaeuser is able to accept for exchange (taking into account the exchange ratio and the total number of issued and outstanding WRECO common shares), Weyerhaeuser will accept for exchange the Weyerhaeuser common shares validly tendered and not properly withdrawn by each tendering shareholder on a pro rata basis according to the number of shares tendered by each shareholder (rounded to the nearest whole number of Weyerhaeuser common shares, and subject to any adjustment necessary to ensure the exchange of all issued and outstanding WRECO common shares), except for tenders of odd-lots, as described below.

Except as otherwise provided in this section, beneficial holders of fewer than 100 Weyerhaeuser common shares who validly tender all of their shares and request preferential treatment as described below will not be subject to proration if this exchange offer is oversubscribed. Beneficial holders of more than 100 Weyerhaeuser common shares are not eligible for this preference.

Any beneficial holder of fewer than 100 Weyerhaeuser common shares who wishes to tender all of those shares without being subject to proration as discussed above must check the box entitled “Odd-Lot Shares” on the letter of transmittal. If your odd-lot shares are held by a broker, dealer, commercial bank, trust company or similar institution for your account, you can contact your broker, dealer, commercial bank, trust company or similar institution and request the preferential treatment.

Weyerhaeuser will announce the preliminary proration factor by press release as promptly as practicable after the expiration date. Upon determining the number of Weyerhaeuser common shares validly tendered for exchange, Weyerhaeuser will announce the final results, including the final proration factor.

Any Weyerhaeuser common shares not accepted for exchange in this exchange offer as a result of proration will be returned to tendering shareholders promptly after the final proration factor is determined.

Fractional Shares

Immediately following the consummation of this exchange offer, Merger Sub will be merged with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of TRI Pointe. Each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock. In this conversion of WRECO common shares into the right to receive shares of TRI Pointe common stock, no fractional shares of TRI Pointe common stock will be delivered to holders of WRECO common shares. TRI Pointe’s transfer agent will aggregate all fractional shares of TRI Pointe common stock that holders of WRECO common shares would otherwise be entitled to receive as a result of the Merger. The transfer agent will cause the whole shares obtained thereby to be sold on behalf of those holders in the open market or otherwise as reasonably directed by TRI Pointe, in no case later than five business days after the consummation of the Merger. The transfer agent will make available the net proceeds thereof, after deducting any required withholding taxes and brokerage charges, commissions and transfer taxes, on a pro rata basis, without interest, as soon as practicable to the holders of WRECO common shares who would otherwise be entitled to receive those fractional shares of TRI Pointe common stock in the Merger.

Exchange of Weyerhaeuser Common Shares

Upon the terms and subject to the conditions of this exchange offer (including, if this exchange offer is extended or amended, the terms and conditions of the extension or amendment), Weyerhaeuser will accept for exchange, and will exchange for WRECO common shares, Weyerhaeuser common shares validly tendered, and not properly withdrawn, prior to the expiration of this exchange offer, promptly after the expiration date. Holders of Weyerhaeuser’s 6.375% Mandatory Convertible Preference Shares, Series A, may participate in this exchange offer only to the extent that they convert their preference shares into Weyerhaeuser common shares and validly tender those Weyerhaeuser common shares prior to the expiration of this exchange offer.

The exchange of Weyerhaeuser common shares tendered and accepted for exchange pursuant to this exchange offer will be made according to the procedures described in “—Procedures for Tendering”.

For purposes of this exchange offer, Weyerhaeuser will be deemed to have accepted for exchange, and thereby exchanged, Weyerhaeuser common shares (subject to proration) validly tendered and not properly withdrawn if and when Weyerhaeuser notifies the exchange agent of its acceptance of the tenders of those Weyerhaeuser common shares pursuant to this exchange offer.

Upon the consummation of this exchange offer, Weyerhaeuser will irrevocably deliver to the exchange agent a global certificate representing all of the WRECO common shares being distributed by Weyerhaeuser, with irrevocable instructions to hold the WRECO common shares in trust for the holders of Weyerhaeuser common shares validly tendered and not properly withdrawn in this exchange offer and, in the case of a pro rata distribution, Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. TRI Pointe will deposit with the transfer agent for the benefit of persons who received WRECO common shares in this exchange offer certificates or book-entry authorizations representing shares of TRI Pointe common stock, with irrevocable instructions to hold the shares of TRI Pointe common stock in trust for the holders of WRECO common shares.

Upon surrender of the documents required by the transfer agent, duly executed, each former holder of WRECO common shares will receive from the transfer agent in exchange therefor shares of TRI Pointe common stock or cash in lieu of fractional shares, as the case may be. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment.

If Weyerhaeuser does not accept for exchange any tendered Weyerhaeuser common shares for any reason pursuant to the terms and conditions of this exchange offer, the exchange agent (i) in the case of Weyerhaeuser common shares held in certificated form, will return certificates representing those shares without expense to the tendering shareholder, (ii) in the case of book-entry shares held through DRS, will cause those shares to be credited to the DRS account from which they were tendered, (iii) in the case of CIP Shares, will cause those shares to be credited to the account under the Computershare CIP, a direct stock purchase and dividend reinvestment plan for Weyerhaeuser, from which they were tendered and (iv) in the case of shares tendered by book-entry transfer pursuant to the procedures set forth in “—Procedure for Tendering”, will cause those shares to be credited to an account maintained within The Depository Trust Company.

Procedures for Tendering

Shares Held in Certificated Form

If you hold certificates representing Weyerhaeuser common shares, you must deliver to the exchange agent at the address listed on the letter of transmittal a properly completed and duly executed letter of transmittal (or a manually executed facsimile of that document), along with any required signature guarantees and any other required documents and the certificates representing the Weyerhaeuser common shares tendered.

Book-Entry Shares Held through DRS

If you hold Weyerhaeuser common shares in book-entry form via DRS, you must deliver to the exchange agent at the address listed on the letter of transmittal for Weyerhaeuser common shares a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents. Since certificates are not issued for book-entry shares held through DRS, you do not need to deliver any certificates representing those shares to the exchange agent.

CIP Shares

If you hold CIP Shares, you must deliver to the exchange agent at the address listed on the letter of transmittal for Weyerhaeuser common shares a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents. Since certificates are not issued for CIP Shares, you do not need to deliver any certificates representing those shares to the exchange agent.

Shares Held Through a Broker, Dealer, Commercial Bank, Trust Company or Similar Institution

If you hold Weyerhaeuser common shares through a broker, dealer, commercial bank, trust company or similar institution and wish to tender your Weyerhaeuser common shares in this exchange offer, you should follow the instructions sent to you separately by that institution. In this case, you should not use a letter of transmittal to direct the tender of your Weyerhaeuser common shares. Please contact your institution directly if you have not yet received instructions. Some financial institutions may also effect tenders by book-entry transfer through The Depository Trust Company. If that institution holds Weyerhaeuser common shares through The Depository Trust Company, it must notify The Depository Trust Company and cause it to transfer the shares into the exchange agent’s account in accordance with The Depository Trust Company’s procedures. The institution must also ensure that the exchange agent receives an agent’s message from The Depository Trust Company confirming the book-entry transfer of your Weyerhaeuser common shares. A tender by book-entry transfer will be completed upon receipt by the exchange agent of an agent’s message, book-entry confirmation from The Depository Trust Company and any other required documents.

The term “agent’s message” means a message, transmitted by The Depository Trust Company to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that The Depository Trust Company has received an express acknowledgment from the participant in The Depository Trust Company tendering the Weyerhaeuser common shares which are the subject of the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal (including the instructions thereto) and that Weyerhaeuser may enforce that agreement against the participant.

The exchange agent will establish an account with respect to the Weyerhaeuser common shares at The Depository Trust Company for purposes of this exchange offer, and any eligible institution that is a participant in The Depository Trust Company may make book-entry delivery of Weyerhaeuser common shares by causing The Depository Trust Company to transfer the shares into the exchange agent’s account at The Depository Trust Company in accordance with The Depository Trust Company’s procedure for the transfer. Delivery of documents to The Depository Trust Company does not constitute delivery to the exchange agent.

General Instructions

Do not send letters of transmittal or certificates representing Weyerhaeuser common shares to Weyerhaeuser, TRI Pointe, WRECO or the information agent. Letters of transmittal for Weyerhaeuser common shares and certificates representing Weyerhaeuser common shares must be sent to the exchange agent at the address listed on the letter of transmittal. Trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity who sign a letter of transmittal or any certificates or stock powers must indicate the capacity in which they are signing and must submit evidence of their power to act in that capacity unless waived by Weyerhaeuser.

Whether you tender your Weyerhaeuser common shares by delivery of certificates, by the procedures applicable to book-entry shares held through DRS, by the procedures applicable to CIP shares or through your broker, dealer, commercial bank, trust company or similar institution, the exchange agent must receive the letter of transmittal for Weyerhaeuser common shares and, if applicable, the certificates representing your Weyerhaeuser common shares at the address set forth on the back cover of this document prior to the expiration of this exchange offer. Alternatively, in case of a book-entry transfer of Weyerhaeuser common shares through The Depository Trust Company, the exchange agent must receive the agent’s message and a book-entry confirmation.

Letters of transmittal for Weyerhaeuser common shares and certificates representing Weyerhaeuser common shares must be received by the exchange agent. Please read carefully the instructions to the letter of transmittal you have been sent. You should contact the information agent if you have any questions regarding tendering your Weyerhaeuser common shares.

Signature Guarantees

Signatures on all letters of transmittal for Weyerhaeuser common shares must be guaranteed by a firm which is a member of the Securities Transfer Agents Medallion Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being a “U.S. eligible institution”), except in cases in which Weyerhaeuser common shares are tendered either (i) by a registered shareholder who has not completed the box entitled “Special Transfer Instructions” on the letter of transmittal or (ii) for the account of a U.S. eligible institution.

If the Weyerhaeuser common shares are registered in the name of a person other than the person who signs the letter of transmittal, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signature(s) on the certificates or stock powers guaranteed by an eligible institution.

Guaranteed Delivery Procedures

If you wish to tender Weyerhaeuser common shares pursuant to this exchange offer but (i) your certificates are not immediately available, (ii) you cannot deliver the shares or other required documents to the exchange agent on or before the expiration date of this exchange offer or (iii) you cannot comply with the procedures for book-entry transfer through The Depository Trust Company on a timely basis, you may still tender your Weyerhaeuser common shares, so long as all of the following conditions are satisfied:

•	you must make your tender by or through a U.S. eligible institution;

•	on or before the expiration date, the exchange agent must receive a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by Weyerhaeuser, in the manner provided below; and

•	within three NYSE trading days after the date of execution of such notice of guaranteed delivery, the exchange agent must receive (i) (a) certificates representing all physically tendered Weyerhaeuser common shares (which does not include book-entry shares held through DRS or CIP Shares) and (b) in the case of shares delivered by book-entry transfer through The Depository Trust Company, confirmation of a book-entry transfer of those Weyerhaeuser common shares in the exchange agent’s account at The Depository Trust Company; (ii) a letter of transmittal for Weyerhaeuser common shares properly completed and duly executed (including any signature guarantees that may be required) or, in the case of shares delivered by book-entry transfer through The Depository Trust Company, an agent’s message; and (iii) any other required documents.

Registered shareholders (including any participant in The Depository Trust Company whose name appears on a security position listing of The Depository Trust Company as the owner of Weyerhaeuser common shares) may transmit the notice of guaranteed delivery by facsimile transmission or mail it to the exchange agent. If you hold Weyerhaeuser common shares through a broker, dealer, commercial bank, trust company or similar institution, that institution must submit any notice of guaranteed delivery on your behalf.

Tendering Your Shares After the Final Exchange Ratio Has Been Determined

Subject to a Mandatory Extension, the final exchange ratio will be available no earlier than 4:00 p.m., New York City time, on the last trading day prior to the expiration date of this exchange offer. If you are a registered shareholder of Weyerhaeuser common shares (which includes persons holding certificated shares, book-entry shares held through DRS or CIP Shares), then it is unlikely that you will be able to deliver an original executed letter of transmittal (and, in the case of certificated shares, your share certificates) to the exchange agent prior to the expiration of this exchange offer at 12:00 midnight, New York City time, on the expiration date. Accordingly, in that case, if you wish to tender your shares after the final exchange ratio has been determined, you will generally need to do so by means of delivering a notice of guaranteed delivery and complying with the guaranteed delivery procedures described above. If you hold Weyerhaeuser common shares through a broker, dealer, commercial bank, trust company or similar institution, that institution must tender your shares on your behalf.

The Depository Trust Company is expected to remain open until 5:00 p.m., New York City time, on the expiration date and institutions may be able to process tenders for Weyerhaeuser common shares through The Depository Trust Company during that time (although there is no assurance that this will be the case). Once The Depository Trust Company has closed, participants in The Depository Trust Company whose name appears on a Depository Trust Company security position listing as the owner of Weyerhaeuser common shares will still be able to tender their Weyerhaeuser common shares by delivering a notice of guaranteed delivery to the exchange agent via facsimile.

If you hold Weyerhaeuser common shares through a broker, dealer, commercial bank, trust company or similar institution, that institution must submit any notice of guaranteed delivery on your behalf. It will generally not be possible to direct such an institution to submit a notice of guaranteed delivery once that institution has closed for the day. In addition, any such institution, if it is not an eligible institution, will need to obtain a Medallion guarantee from an eligible institution in the form set forth in the applicable notice of guaranteed delivery in connection with the delivery of those shares.

If the upper limit on the number of shares that can be received for each Weyerhaeuser common share validly tendered in this exchange offer is in effect at the expiration of the exchange offer period, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension of this exchange offer will be made until 8:00 a.m., New York City time, on the day after the second trading day following the last trading day prior to the originally contemplated expiration date to permit shareholders to tender their Weyerhaeuser common shares during those days. The daily VWAP and trading prices of Weyerhaeuser common shares and TRI Pointe common stock during the Mandatory Extension will not affect the exchange ratio, which will be fixed at                     . See “This Exchange Offer—Terms of this Exchange Offer—Extension; Termination; Amendment—Mandatory Extension”.

Effect of Tenders

A tender of Weyerhaeuser common shares pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of this exchange offer as well as your representation and warranty to Weyerhaeuser that (i) you have the full power and authority to tender, sell, assign and transfer those tendered shares (and any and all other Weyerhaeuser common shares or other securities issued or issuable in respect of those shares), (ii) when the same are accepted for exchange, Weyerhaeuser will acquire good and unencumbered title to those shares, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims and (iii) you own the shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act.

It is a violation of Rule 14e-4 under the Exchange Act for a person, directly or indirectly, to tender Weyerhaeuser common shares for such person’s own account unless, at the time of tender, the person so tendering (i) has a net long position equal to or greater than the amount of (A) Weyerhaeuser common shares tendered or (B) other securities immediately convertible into or exchangeable or exercisable for the Weyerhaeuser common shares tendered and that person will acquire those shares for tender by conversion, exchange or exercise and (ii) will cause those shares to be delivered in accordance with the terms of this document. Rule 14e-4 provides a similar restriction applicable to the tender of guarantee of a tender on behalf of another person.

The exchange of Weyerhaeuser common shares tendered and accepted for exchange pursuant to this exchange offer will be made according to the procedures described in “—Procedures for Tendering”.

Appointment of Attorneys-in-Fact and Proxies

By executing a letter of transmittal as set forth above, you irrevocably appoint Weyerhaeuser’s designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your Weyerhaeuser common shares tendered and accepted for exchange by Weyerhaeuser and with respect to any and all other Weyerhaeuser common shares and other securities issued or issuable in respect of the Weyerhaeuser common shares on or after the expiration of this exchange offer. That appointment is effective when and only to the extent that Weyerhaeuser deposits the WRECO common shares for the Weyerhaeuser common shares that you have tendered with the exchange agent. All such proxies will be considered coupled with an interest in the tendered Weyerhaeuser common shares and therefore will not be revocable. Upon the effectiveness of the appointment, all prior proxies that you have given will be revoked and you may not give any subsequent proxies (and, if given, they will not be deemed effective). Weyerhaeuser’s designees will, with respect to the Weyerhaeuser common shares for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper. Weyerhaeuser reserves the right to require that, in order for Weyerhaeuser common shares to be deemed validly tendered, immediately upon Weyerhaeuser’s acceptance for exchange of those Weyerhaeuser common shares, Weyerhaeuser must be able to exercise full voting rights with respect to those shares.

Determination of Validity

Weyerhaeuser will determine questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Weyerhaeuser common shares, in Weyerhaeuser’s sole discretion. Weyerhaeuser reserves the absolute right to reject any and all tenders of Weyerhaeuser common shares that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. Weyerhaeuser reserves the absolute right to waive any of the conditions of this exchange offer except for those conditions identified as “Mandatory Conditions” under “—Conditions to the Consummation of this Exchange Offer”, or any defect or irregularity in the tender of any Weyerhaeuser common shares. No tender of Weyerhaeuser common shares is valid until all defects and irregularities in such tender of Weyerhaeuser common shares have been cured or waived. Neither Weyerhaeuser nor the exchange agent, the information agent or any other person is under any duty to give notification of any defects or irregularities in the tender of any Weyerhaeuser common shares or will incur any liability for failure to give any such notification.

Binding Agreement

The tender of Weyerhaeuser common shares pursuant to any of the procedures described above will constitute a binding agreement between Weyerhaeuser and you upon the terms of and subject to the conditions to this exchange offer.

The method of delivery of share certificates of Weyerhaeuser common shares and all other required documents, including delivery through The Depository Trust Company, is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, it is recommended that you use registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.

Partial Tenders

If you tender fewer than all the Weyerhaeuser common shares evidenced by any share certificate you deliver to the exchange agent, then you will need to fill in the number of shares that you are tendering in the box entitled “Total Shares of Common Stock Tendered” under the heading “Description of Tendered Shares” in the table on the second page of the letter of transmittal. In those cases, as soon as practicable after the expiration date, the exchange agent will credit the remainder of the shares of common stock that were evidenced by the certificate(s) but not tendered to a DRS account in the name of the registered holder maintained by Computershare Trust Company, N.A. unless otherwise provided in “Special Delivery Instructions” in the letter of transmittal. Unless you indicate otherwise in your letter of transmittal, all of the Weyerhaeuser common shares represented by share certificates you deliver to the exchange agent will be deemed to have been validly tendered. No share certificates are expected to be delivered to you, including in respect of any shares delivered to the exchange agent that were previously in certificated form, except for share certificates representing shares not accepted in this exchange offer.

Lost, Stolen or Destroyed Certificates

If your certificate(s) representing Weyerhaeuser common shares have been mutilated, destroyed, lost or stolen and you wish to tender your shares, you will need to complete an affidavit of lost, stolen or destroyed certificate(s) (an “Affidavit”) that you may request by checking a box on the letter of transmittal for Weyerhaeuser common shares. You will also need to post a surety bond for your lost, stolen or destroyed Weyerhaeuser common shares and pay a service fee. Upon receipt of the completed applicable letter of transmittal with the completed Affidavit, the surety bond payment and the service fee, your Weyerhaeuser common shares will be considered tendered in this exchange offer.

Withdrawal Rights

Weyerhaeuser common shares validly tendered pursuant to this exchange offer may be withdrawn at any time before 12:00 midnight, New York City time, on the expiration date and, unless Weyerhaeuser has previously accepted such shares pursuant to this exchange offer, may also be withdrawn at any time after the expiration of 40 business days from the commencement of this exchange offer. Once Weyerhaeuser accepts Weyerhaeuser common shares pursuant to this exchange offer, your tender is irrevocable.

For a withdrawal of Weyerhaeuser common shares to be effective, the exchange agent must receive from you a written notice of withdrawal at one of its addresses set forth on the back cover of this document, and your notice must include your name and the number of Weyerhaeuser common shares to be withdrawn, as well as the name of the registered holder, if it is different from that of the person who tendered those shares.

If certificates have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the Weyerhaeuser common shares must also be furnished to the exchange agent, as stated above, prior to the physical release of the certificates. If Weyerhaeuser common shares have been tendered pursuant to the procedures for book-entry tender discussed in the section entitled “—Procedures for Tendering”, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn shares and must otherwise comply with the procedures of The Depository Trust Company.

If you hold your shares through a broker, dealer, commercial bank, trust company or similar institution, you should consult that institution on the procedures you must comply with and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or facsimile notice of withdrawal to the exchange agent on your behalf before 12:00 midnight, New York City time, on the expiration date. If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered shareholder, you will not be able to provide a notice of withdrawal for those shares directly to the exchange agent.

Weyerhaeuser will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in its sole discretion. Neither Weyerhaeuser nor the exchange agent, the information agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification.

Any Weyerhaeuser common shares properly withdrawn will be deemed not to have been validly tendered for purposes of this exchange offer. However, you may re-tender withdrawn Weyerhaeuser common shares by following one of the procedures discussed in the section entitled “—Procedures for Tendering” at any time prior to the expiration of this exchange offer (or pursuant to the instructions sent to you separately).

Except for the withdrawal rights described above, any tender made under this exchange offer is irrevocable.

Withdrawing Your Shares After the Final Exchange Ratio Has Been Determined

Subject to a Mandatory Extension, the final exchange ratio will be available no earlier than 4:00 p.m., New York City time, on the trading day prior to the expiration date of this exchange offer. If you are a registered holder of Weyerhaeuser common shares (which includes persons holding certificated shares, book-entry shares held through DRS or CIP Shares) and you wish to withdraw your shares after the final exchange ratio has been determined, then you must deliver a written notice of withdrawal or a facsimile transmission notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, on the expiration date, subject to a Mandatory Extension. Medallion guarantees will not be required for such withdrawal notices. If you hold Weyerhaeuser common shares through a broker, dealer, commercial bank, trust company or similar institution, any notice of withdrawal must be delivered by that institution on your behalf.

The Depository Trust Company is expected to remain open until 5:00 p.m., New York City time, and institutions may be able to process withdrawals of Weyerhaeuser common shares through The Depository Trust Company during that time (although there can be no assurance that this will be the case). Once The Depository Trust Company has closed, if you beneficially own Weyerhaeuser common shares that were previously delivered through The Depository Trust Company, then in order to properly withdraw your shares the institution through which your shares are held must deliver a written notice of withdrawal or facsimile transmission notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, on the expiration date, subject to a Mandatory Extension. Such notice of withdrawal must be in the form of The Depository Trust Company’s notice of withdrawal, must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn shares and must otherwise comply with The Depository Trust Company’s procedures. Shares can be properly withdrawn only if the exchange agent receives a withdrawal notice directly from the relevant institution that tendered the shares through The Depository Trust Company.

If the upper limit on the number of WRECO common shares that can be exchanged for each Weyerhaeuser common share tendered is in effect at the expiration of the exchange offer period, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension of this exchange offer will be made until 8:00 a.m., New York City time, on the day after the second trading day following the last trading day prior to the originally contemplated expiration date, which will permit shareholders to properly withdraw their Weyerhaeuser common shares during those days, either directly or by acting through a broker, dealer, commercial bank, trust company or similar institution on your behalf.

Book-Entry Accounts

Certificates representing WRECO common shares will not be issued to Weyerhaeuser shareholders pursuant to this exchange offer. Rather than issuing certificates representing such WRECO common shares to tendering Weyerhaeuser shareholders, the exchange agent will cause WRECO common shares to be credited to records maintained by the exchange agent for the benefit of the respective holders. Immediately following the consummation of this exchange offer, Merger Sub will be merged with and into WRECO and all of the issued and outstanding WRECO common shares will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share or cash in lieu of fractional shares, as the case may be. In connection with this exchange offer, you will receive a letter of transmittal and instructions for use in effecting surrender of any certificates in exchange for TRI Pointe common stock or cash in lieu of fractional shares. As promptly as practicable following the consummation of the Merger and Weyerhaeuser’s notice and determination of the final proration factor, if any, TRI Pointe’s transfer agent will credit the shares of TRI Pointe common stock into which the WRECO common shares have been converted to book-entry accounts maintained for the benefit of Weyerhaeuser shareholders who received WRECO common shares in this exchange offer or as a pro rata distribution, if any, and will send these holders a statement evidencing their holdings of shares of TRI Pointe common stock.

Extension; Termination; Amendment

Extension, Termination or Amendment by Weyerhaeuser

This exchange offer, and your withdrawal rights, will expire at 12:00 midnight, New York City time, on             , 2014, unless this exchange offer is extended. You must tender your Weyerhaeuser common shares prior to this time if you want to participate in this exchange offer.

Weyerhaeuser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which this exchange offer is open and thereby delay acceptance for payment of, and the payment for, any Weyerhaeuser common shares validly tendered and not properly withdrawn in this exchange offer. For example, this exchange offer can be extended (i) if any of the conditions to the consummation of this exchange offer described in the next section entitled “—Conditions to the Consummation of this Exchange Offer” are not satisfied or waived prior to the expiration of this exchange offer, (ii) to comply with any applicable law or to obtain any governmental, regulatory or other approvals or (iii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to this exchange offer, including as required in connection with any material changes to the terms of or information concerning this exchange offer as described below.

Weyerhaeuser expressly reserves the right, in its sole discretion, to amend the terms of this exchange offer in any respect prior to the expiration date.

If Weyerhaeuser materially changes the terms of or information concerning this exchange offer or if Weyerhaeuser waives a material condition of this exchange offer, it will extend this exchange offer if required by law. The SEC has stated that, as a general rule, it believes that an offer should remain open for a minimum of five business days from the date that notice of the material change is first given or in the event that there is a waiver of a material condition to the exchange offer. The length of time will depend on the particular facts and circumstances.

As required by law, this exchange offer will be extended so that it remains open for a minimum of ten business days following the announcement if:

•	Weyerhaeuser changes the method for calculating the number of WRECO common shares offered in exchange for each Weyerhaeuser common share; and

•	this exchange offer is otherwise scheduled to expire within ten business days of announcing any such change.

If Weyerhaeuser extends this exchange offer, is delayed in accepting for exchange any Weyerhaeuser common shares or is unable to accept for exchange any Weyerhaeuser common shares under this exchange offer for any reason, then, without affecting Weyerhaeuser’s rights under this exchange offer, the exchange agent may retain all Weyerhaeuser common shares tendered on Weyerhaeuser’s behalf. These Weyerhaeuser common shares may not be withdrawn except as provided in the section entitled “—Withdrawal Rights”.

Weyerhaeuser’s reservation of the right to delay acceptance of any Weyerhaeuser common shares is subject to applicable law, which requires that Weyerhaeuser pay the consideration offered or return the Weyerhaeuser common shares deposited promptly after the termination or withdrawal of this exchange offer.

Weyerhaeuser will publicly announce any extension (mandatory or otherwise) at http://www.            .com/            / and separately by press release no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date. Weyerhaeuser will publicly announce any amendment, non-acceptance or termination at http://www.            .com/            / and separately by press release no later than 9:00 a.m., New York City time, on the next business day following the amendment, non-acceptance or termination, as applicable.

Mandatory Extension

Weyerhaeuser will announce whether the upper limit on the number of shares that can be received for each Weyerhaeuser common share tendered is in effect at the expiration of the exchange offer period, at http://www.            .com/            / and by press release, no later than 4:30 p.m., New York City time, on the trading day prior to the expiration date. If the upper limit is in effect at that time, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension will be made until 8:00 a.m., New York City time, on the day after the second trading day following the last trading day prior to the originally contemplated expiration date to permit shareholders to tender or withdraw their Weyerhaeuser common shares during those days. Weyerhaeuser will publicly announce any extension (mandatory or otherwise) at http://www.            .com/            / and separately by press release no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date.

Method of Public Announcement

Subject to applicable law (including Rules 13e-4(d), 13e-4(e)(3) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to shareholders in connection with this exchange offer be promptly disclosed to shareholders in a manner reasonably designed to inform them of the change) and without limiting the manner in which Weyerhaeuser may choose to make any public announcement, Weyerhaeuser assumes no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service or the Public Relations Newswire.

Conditions to the Consummation of this Exchange Offer

Weyerhaeuser will not be required to complete this exchange offer and may extend or terminate this exchange offer, if, at the scheduled expiration date (the three conditions listed first being the unwaivable “Mandatory Conditions”):

•	the registration statement on Forms S-4 and S-1 of which this document is a part and TRI Pointe’s Registration Statement on Form S-4 (File No. 333-193248) will each have become effective under the Securities Act and no stop order suspending the effectiveness of either registration statement will be issued and in effect;

•	any condition precedent to the consummation of the Transactions (other than this exchange offer) pursuant to the Transaction Agreement has not been satisfied or waived (except for the conditions precedent that will be satisfied at the time of the consummation of the Transactions) or for any reason the Transactions (other than this exchange offer) cannot be consummated promptly after the consummation of this exchange offer (see “The Transaction Agreement—Conditions to the Consummation of the Transactions”);

•	the Transaction Agreement has been terminated;

•	any of the following conditions or events has occurred, or Weyerhaeuser reasonably expects any of the following conditions or events to occur:

•	any injunction, order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority having jurisdiction over Weyerhaeuser,

WRECO or TRI Pointe and is in effect, or any law, statute, rule, regulation, legislation, interpretation, governmental order or injunction will have been enacted or enforced, any of which would reasonably be likely to restrain, prohibit or delay the consummation of this exchange offer;

•	any proceeding for the purpose of suspending the effectiveness of the registration statement of which this document is a part has been initiated by the SEC and not concluded or withdrawn;

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

•	any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 15% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor’s 500 Index within a period of 60 consecutive days or less occurring after , ;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•	a commencement of a war (whether declared or undeclared), armed hostilities or other national or international calamity or act of terrorism, directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the consummation of this exchange offer;

•	if any of the situations above exists as of the commencement of this exchange offer, any material deterioration of the situation;

•	any condition or event that Weyerhaeuser reasonably believes would or would be likely to cause this exchange offer and/or any pro rata dividend of WRECO common shares distributed to Weyerhaeuser shareholders if this exchange offer is undersubscribed to be taxable to Weyerhaeuser or its shareholders under U.S. federal income tax laws;

•	any action, litigation, suit, claim or proceeding is instituted that would be reasonably likely to enjoin, prohibit, restrain, make illegal, make materially more costly or materially delay the consummation of this exchange offer;

•	any condition or event that, individually or in the aggregate, has had or would reasonably be expected to have a material and adverse effect on (i) the business, assets, properties, condition (financial or otherwise) or results of operations of Weyerhaeuser, WRECO or TRI Pointe; or

•	a market disruption event (as defined below) occurs with respect to Weyerhaeuser common shares or TRI Pointe common stock on any of the Valuation Dates and such market disruption event has, in Weyerhaeuser’s reasonable judgment, impaired the benefits of this exchange offer.

Each of the foregoing conditions to the consummation of this exchange offer is independent of any other condition; the exclusion of any event from a particular condition above does not mean that such event may not be included in another condition.

If any of the above events occurs, Weyerhaeuser may:

•	terminate this exchange offer and promptly return all tendered Weyerhaeuser common shares to tendering shareholders;

•	extend this exchange offer and, subject to the withdrawal rights described in the section entitled “—Withdrawal Rights”, retain all tendered Weyerhaeuser common shares until the extended exchange offer expires;

•	amend the terms of this exchange offer; or

•	waive or amend any unsatisfied condition other than the Mandatory Conditions and, subject to any requirement to extend the period of time during which this exchange offer is open, complete this exchange offer.

These conditions are for the sole benefit of Weyerhaeuser. Weyerhaeuser may assert these conditions with respect to all or any portion of this exchange offer regardless of the circumstances giving rise to them. Weyerhaeuser expressly reserves the right, in its sole discretion, to waive any condition in whole or in part at any time, except that Weyerhaeuser may not waive the Mandatory Conditions. Weyerhaeuser’s failure to exercise its rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right which may be asserted at any time. However, all conditions to the consummation of this exchange offer must be satisfied or waived by Weyerhaeuser prior to the expiration of this exchange offer.

A market disruption event with respect to either Weyerhaeuser common shares or TRI Pointe common stock means a suspension, absence or material limitation of trading of Weyerhaeuser common shares or TRI Pointe common stock on the NYSE for more than two hours of trading or a breakdown or failure in the price and trade reporting systems of the NYSE as a result of which the reported trading prices for Weyerhaeuser common shares or TRI Pointe common stock on the NYSE during any half-hour trading period during the principal trading session in the NYSE are materially inaccurate, as determined by Weyerhaeuser or the exchange agent in its sole discretion, on the day with respect to which such determination is being made. For purposes of such determination, a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the NYSE.

Material U.S. Federal Income Tax Consequences of the Distribution and the Merger

The following discusses the material U.S. federal income tax consequences of the Distribution (which includes this exchange offer) and the Merger. The discussion that follows is based on the opinions of counsel, as discussed more fully below, the Code, Treasury regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as in effect as of the date of this document, all of which are subject to change at any time, possibly with retroactive effect.

This is not a complete description of all of the tax consequences of the Distribution and the Merger and, in particular, may not address U.S. federal income tax considerations applicable to Weyerhaeuser shareholders subject to special treatment under the U.S. federal income tax law, such as financial institutions, dealers in securities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt entities, partnerships and other pass-through entities, holders who acquired their Weyerhaeuser common shares as compensation, and holders who hold Weyerhaeuser common shares as part of a “hedge,” “straddle,” “conversion” or “constructive sale” transaction. This discussion does not address the tax consequences to any person who actually or constructively owns more than 5% of Weyerhaeuser common shares. In addition, this discussion does not address the U.S. federal income tax consequences to Weyerhaeuser shareholders who do not hold common shares of Weyerhaeuser as a capital asset for U.S. federal income tax purposes. No information is provided in this document with respect to the tax consequences of the Distribution and the Merger under any applicable foreign, state or local laws.

This discussion is limited to Weyerhaeuser shareholders that are “U.S. holders”. For purposes of this document, a “U.S. holder” means a Weyerhaeuser shareholder other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes, that for U.S. federal income tax purposes is:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) was in existence on August 20, 1996, and has properly elected under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Weyerhaeuser common shares, the tax treatment of a partner in such entity or arrangement generally will depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding Weyerhaeuser common shares, please consult your tax advisor.

Weyerhaeuser shareholders are urged to consult with their own tax advisors regarding the tax consequences of the Distribution and the Merger to them, as applicable, including the effects of U.S. federal, state, local, foreign and other tax laws.

The Distribution

The obligations of Weyerhaeuser and WRECO to consummate the Transactions, including the WRECO Spin and the Distribution (which includes this exchange offer), are conditioned upon the receipt by Weyerhaeuser of the Covington & Burling Tax Opinion. As provided in the Covington & Burling Tax Opinion, Covington & Burling LLP is of the opinion that, based upon the Internal Revenue Code, Treasury Regulations, published revenue rulings and court decisions and certain representations and assumptions as to factual matters provided to Covington & Burling LLP by Weyerhaeuser and WRECO, the Distribution will qualify as a distribution for U.S. federal income tax purposes described in Section 355 of the Code. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the opinions. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts and the IRS or the courts may not agree with the conclusions reached in the opinion. In addition, the Covington & Burling Tax Opinion will be based on current law, and cannot be relied on if current law changes with retroactive effect.

On the basis that the WRECO Spin and the Distribution each qualifies as a distribution for U.S. federal income tax purposes described in Section 355 of the Code, for U.S. federal income tax purposes: (i) the Distribution will not result in the recognition of income, gain or loss to Weyerhaeuser and/or its subsidiaries, except for taxable income or gain possibly arising as a result of certain potential intercompany transactions; (ii) no gain or loss will be recognized by, and no amount will be included in the income of, Weyerhaeuser shareholders upon the receipt of WRECO common shares in this exchange offer or in any pro rata distribution of WRECO common shares distributed to Weyerhaeuser shareholders if this exchange offer is undersubscribed (or if Weyerhaeuser determines not to consummate this exchange offer); (iii) in a split-off, the aggregate tax basis of the WRECO common shares issued to a Weyerhaeuser shareholder will equal the aggregate tax basis of the Weyerhaeuser common shares exchanged therefor; (iv) in a spin-off, the aggregate tax basis of any WRECO common shares issued to Weyerhaeuser shareholders if this exchange offer is undersubscribed (or if Weyerhaeuser determines not to consummate this exchange offer) will be determined by allocating the aggregate tax basis of such Weyerhaeuser shareholder with respect to which the pro rata distribution is made immediately before such distribution between such Weyerhaeuser common shares and the WRECO common shares in proportion to the relative fair market value of each immediately following such distribution; and (v) the holding period of any WRECO common shares received by a Weyerhaeuser shareholder will include the holding period at the time of the consummation of this exchange offer of the Weyerhaeuser common shares with respect to which the WRECO common shares were received.

In general, if the Distribution does not qualify as a tax-free distribution described in Section 355 of the Code, this exchange offer would be treated as a taxable exchange to Weyerhaeuser shareholders who receive WRECO common shares in this exchange offer, which would result in the recognition of capital gain to the extent such proceeds, which will be equal to the fair market value of the shares received, exceed the holder’s basis in its Weyerhaeuser shares. Alternately, the pro rata distribution of WRECO common shares if this exchange offer is undersubscribed (or if Weyerhaeuser determines not to consummate this exchange offer) would be treated as a taxable dividend to Weyerhaeuser shareholders who receive such distribution in an amount equal to the fair market value of the WRECO common shares received, to the extent of such Weyerhaeuser shareholder’s ratable share of Weyerhaeuser’s earnings and profits. In addition, if the Distribution does not qualify as a tax-free distribution described in Section 355, Weyerhaeuser and/or its subsidiaries would have taxable gain, which could result in significant tax to Weyerhaeuser and/or its subsidiaries.

Even if the Distribution were otherwise to qualify as a tax-free distribution described in Section 355 of the Code, the Distribution will be taxable to Weyerhaeuser and/or its subsidiaries (but not to Weyerhaeuser shareholders) pursuant to Section 355(e) of the Code if there is a 50% or greater change in ownership of either Weyerhaeuser, or WRECO (including common stock of TRI Pointe after the consummation of the Merger), directly or indirectly, as part of a plan or series of related transactions that include the Distribution. For this purpose, any acquisitions of Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock within the period beginning two years before the Distribution and ending two years after the Distribution are presumed to be part of such a plan, although Weyerhaeuser, WRECO or TRI Pointe may be able to rebut that presumption. Further, for purposes of this test, the Merger will be treated as part of such a plan, but the Merger standing alone should not cause the Distribution to be taxable to Weyerhaeuser under Section 355(e) of the Code because Weyerhaeuser shareholders will own more than 50% of TRI Pointe common stock following the consummation of the Merger. However, if the IRS were to determine that other acquisitions of Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock, either before or after the Distribution, were part of a plan or series of related transactions that included the Distribution, such determination could result in the recognition of very substantial amount of gain by Weyerhaeuser and/or its subsidiaries under Section 355(e) of the Code, which could result in significant tax to Weyerhaeuser and/or its subsidiaries. In connection with the Covington & Burling Tax Opinion, Weyerhaeuser and TRI Pointe have represented or will represent that the Distribution is not part of any such plan or series of related transactions.

In certain circumstances, under the Tax Sharing Agreement, TRI Pointe will be required to indemnify Weyerhaeuser against any taxes on the Distribution that arise as a result of certain actions or failures to act by TRI Pointe or WRECO after the consummation of the Transactions, certain events involving TRI Pointe’s capital stock or the assets of TRI Pointe, WRECO or Weyerhaeuser which cause the Distribution to be a taxable event under Section 355(e) of the Code (including the Merger), or any breach by TRI Pointe or by WRECO after the consummation of the Transactions of any representation or covenant made by them in the Tax Sharing Agreement or the Transaction Agreement.

In certain circumstances, under the Tax Sharing Agreement, Weyerhaeuser will be required to indemnify TRI Pointe and WRECO after the consummation of the Transactions against any taxes on the Distribution that arise as a result of certain actions or failures to act by Weyerhaeuser, or any breach by Weyerhaeuser of any representation or covenant made by it or its subsidiaries in the Tax Sharing Agreement or the Transaction Agreement. If Weyerhaeuser or a subsidiary of Weyerhaeuser were to recognize gain on the Distribution, Weyerhaeuser or that subsidiary, as the case may be, would be solely responsible, and would be obligated to indemnify TRI Pointe and WRECO, for any such gain.

If TRI Pointe is required to indemnify Weyerhaeuser, this indemnification obligation would be substantial and could materially and adversely affect TRI Pointe, its business, liquidity, financial condition and results of operations. See “Other Agreements—Tax Sharing Agreement” for a summary of the Tax Sharing Agreement.

The Merger

The obligations of Weyerhaeuser and WRECO, on the one hand, and TRI Pointe and Merger Sub, on the other hand, to consummate the Merger are conditioned, respectively, on Weyerhaeuser’s receipt of the Covington & Burling Tax Opinion and TRI Pointe’s receipt of the Gibson Dunn Tax Opinion, in each case substantially to the effect that the Merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on, among other things, certain representations and assumptions as to factual matters provided to Covington & Burling LLP and Gibson, Dunn & Crutcher LLP by Weyerhaeuser, WRECO, TRI Pointe and Merger Sub. The failure of any factual representation or assumption to be true, correct and complete in all material respects could adversely affect the validity of the opinions. An opinion of counsel represents counsel’s best legal judgment, is not binding on the IRS or the courts, and the IRS or the courts may not agree with the conclusions reached in the opinion. In addition, the Covington & Burling Tax Opinion and the Gibson Dunn Tax Opinion will be based on current law, and cannot be relied on if current law changes with retroactive effect.

On the basis the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, for U.S. federal income tax purposes: (i) no gain or loss will be recognized by, and no amount will be included in the income of, holders of WRECO common shares upon the receipt of TRI Pointe common stock in the Merger; (ii) gain or loss will be recognized by holders of WRECO common shares on any cash received in lieu of a fractional share of TRI Pointe common stock in the Merger equal to the difference between the amount of cash received in lieu of the fractional share and the holder’s tax basis in the fractional share of TRI Pointe common stock (determined in the manner described in clause (iii) or (iv), as applicable, of the second paragraph in the section entitled “—The Distribution”; such gain or loss will be long–term capital gain or loss if the holder’s holding period for all of its WRECO common shares (determined in the manner described in clause (v) of the second paragraph in the section entitled “—The Distribution”) is more than one year as of the closing date of Merger, and the deductibility of capital losses is subject to limitations under the Code; (iii) the tax basis of TRI Pointe common stock received in the Merger, including any fractional share of TRI Pointe common stock deemed received, will be the same as the tax basis in the shares of WRECO common shares deemed exchanged therefor; and (iv) the holding period of TRI Pointe common stock received by a holder of WRECO common shares in the Merger will include the holding period of the WRECO common shares exchanged therefor.

Information Reporting and Backup Withholding

U.S. Treasury regulations generally require holders who own at least five percent of the total outstanding Weyerhaeuser common shares and who receive WRECO common shares pursuant to the Distribution and holders who own at least one percent of the total outstanding WRECO common shares and who receive TRI Pointe common stock pursuant to the Merger to attach to his, her or its U.S. federal income tax return for the year in which the Distribution and the Merger occur a detailed statement setting forth certain information relating to the tax-free nature of the Distribution and the Merger, as the case may be. Weyerhaeuser and/or TRI Pointe will provide the appropriate information to each holder upon request, and each such holder is required to retain permanent records of this information.

In addition, payments of cash to a holder of WRECO common shares in lieu of fractional shares of TRI Pointe common stock in the Merger may be subject to information reporting, unless the holder provides proof of an applicable exemption. Such payments that are subject to information reporting may also be subject to backup withholding (currently at a rate of 28%), unless such holder provides a correct taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding does not constitute an additional tax, but merely an advance payment, which may be refunded or credited against a holder’s U.S. federal income tax liability, provided the required information is timely supplied to the IRS.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION AND THE MERGER UNDER CURRENT LAW AND FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS. EACH WEYERHAEUSER SHAREHOLDER SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION AND THE MERGER TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

Fees and Expenses

Weyerhaeuser has retained                      to act as the information agent and                      to act as the exchange agent in connection with this exchange offer. The information agent may contact Weyerhaeuser shareholders by mail, e-mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to this exchange offer to beneficial owners. The information agent and the exchange agent each will receive reasonable compensation for their respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against specified liabilities in connection with their services, including liabilities under the federal securities laws.

None of the information agent or the exchange agent has been retained to make solicitations or recommendations with respect to this exchange offer. The fees they receive will not be based on the number of Weyerhaeuser common shares tendered under this exchange offer.

Weyerhaeuser will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Weyerhaeuser common shares under this exchange offer. Weyerhaeuser will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

No broker, dealer, bank, trust company or fiduciary will be deemed to be Weyerhaeuser’s agent or the agent of WRECO, the information agent or the exchange agent for purposes of this exchange offer.

Legal Limitations

This document is not an offer to buy, sell or exchange and it is not a solicitation of an offer to buy or sell any Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock in any jurisdiction in which the offer, sale or exchange is not permitted. You will not be able to trade WRECO common shares after the consummation of this exchange offer and prior to the consummation of the Merger or during any other period.

Certain Matters Relating to Non-U.S. Jurisdictions

Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of Weyerhaeuser, WRECO or TRI Pointe has taken any action under non-U.S. regulations to facilitate a public offer to exchange Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock outside the United States. Accordingly, the ability of any non-U.S. person to tender Weyerhaeuser common shares in this exchange offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in this exchange offer without the need for Weyerhaeuser, WRECO or TRI Pointe to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Non-U.S. shareholders should consult their advisors in considering whether they may participate in this exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock that may apply in their home countries. None of Weyerhaeuser, WRECO or TRI Pointe can provide any assurance about whether such limitations may exist.

Distribution of Any WRECO Common Shares Remaining after This Exchange Offer

If this exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. The record date for the pro rata distribution, if any, will be announced by Weyerhaeuser.

Upon the consummation of this exchange offer, Weyerhaeuser will irrevocably deliver to the exchange agent a global certificate representing all of the WRECO common shares being distributed by Weyerhaeuser, with irrevocable instructions to hold the WRECO common shares in trust for the holders of Weyerhaeuser common shares validly tendered and not properly withdrawn in this exchange offer and, in the case of a pro rata distribution, Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. TRI Pointe will deposit with the transfer agent for the benefit of persons who received WRECO common shares in this exchange offer certificates or book-entry authorizations representing shares of TRI Pointe common stock, with irrevocable instructions to hold the shares of TRI Pointe common stock in trust for the holders of WRECO common shares.

Upon surrender of the documents required by the transfer agent, duly executed, each former holder of WRECO common shares will receive from the transfer agent in exchange therefor shares of TRI Pointe common stock or cash in lieu of fractional shares, as the case may be. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment. See “This Exchange Offer—Terms of this Exchange Offer—Exchange of Weyerhaeuser Common Shares”.

If this exchange offer is terminated by Weyerhaeuser without the exchange of shares, but the conditions to the consummation of the Transactions have otherwise been satisfied, Weyerhaeuser intends to distribute all issued and outstanding WRECO common shares on a pro rata basis to Weyerhaeuser shareholders, with a record date to be announced by Weyerhaeuser.

INFORMATION ON TRI POINTE

Overview

TRI Pointe was founded in April 2009 and is engaged in the design, construction and sale of innovative single-family homes in planned communities in major metropolitan areas located throughout California and Colorado. As of December 31, 2013, TRI Pointe’s operations consisted of 27 communities, ten of which were actively selling, containing 2,282 lots under various stages of development in California and Colorado. Since its formation, TRI Pointe has sold over 1,100 homes (including fee building projects), a number of which are located in prestigious master planned communities in California, and has forged relationships with several leading national land developers.

Net new home orders for TRI Pointe’s owned projects for the year ended December 31, 2013 were 477. For the year ended December 31, 2013, TRI Pointe delivered 396 homes from its owned projects for total home sales revenue of $247.1 million. The cancellation rate of buyers for TRI Pointe’s owned projects who contracted to buy a home but did not close escrow (as a percentage of overall orders) was 10% during the year ended December 31, 2013. The dollar amount of TRI Pointe’s backlog of homes sold but not closed for its owned projects as of December 31, 2013 was $111.6 million.

For a more detailed description of the business of TRI Pointe, see TRI Pointe’s Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference in this document. See “Where You Can Find More Information; Incorporation by Reference”.

TRI Pointe’s Business After the Transactions

The combination of the Real Estate Business with TRI Pointe’s existing business is intended to create a regionally focused national homebuilder with an established presence in some of the most attractive housing markets in the United States. The Transactions, if consummated, will establish TRI Pointe as one of the ten largest homebuilders in the United States based on estimated combined equity market value, assuming TRI Pointe issues 129,700,000 shares of its common stock in the Merger and based on the closing price of its common stock on November 1, 2013.

TRI Pointe expects the Transactions to have the following strategic benefits:

•	Enhanced geographic presence. TRI Pointe will significantly broaden its geographic footprint with the addition of the Real Estate Business, providing entry into high-growth markets that exhibit favorable long-term economic and demographic fundamentals, including expected home value, permit and population growth. These markets include Houston, Phoenix and Tucson, Las Vegas, the Washington, D.C. suburbs, Richmond and the Puget Sound region of Washington State. Home value growth in each of Las Vegas, Phoenix and the Puget Sound region of Washington State is expected to exceed the U.S. average on both a year-over-year and a next five years basis. Moreover, housing permits as a percentage of peak in most of these markets are relatively moderate as compared to the U.S. average, which indicates significant potential for growth in these markets.

•	Deepened California footprint. The addition of Pardee Homes will provide TRI Pointe with a considerable number of additional fully- or partially-entitled lots in key Southern California counties, including Los Angeles, San Diego and Riverside, in which the land entitlement and development environment is complex and typically lengthy, requiring significant expertise and capital.

•	Expanded land holdings. As a result of the Transactions, TRI Pointe will increase its land inventory by gaining control of WRECO’s approximately 28,000 lots (excluding lots that are expected to be transferred to Weyerhaeuser and its subsidiaries by WRECO as a result of the REB Transfers). Approximately 17,000 of these lots are located in entitlement-constrained California markets, as identified above. The added land holdings provide optionality for future land and lot sales.

•	Best-in-class management team. In addition to TRI Pointe’s executive management team, TRI Pointe will gain experienced presidents who manage the homebuilding subsidiaries of WRECO, with substantial industry knowledge and local market expertise. The average homebuilding experience of these presidents exceeds 20 years.

•	Increased market capitalization and liquidity. The Transactions will increase TRI Pointe’s market capitalization and shares outstanding. Moreover, the Transactions will also improve TRI Pointe’s access to the capital markets by providing it with more diversified operations, a substantially increased portfolio of assets and increased scale, all of which, when combined with TRI Pointe’s expected conservative capital structure, will make TRI Pointe more attractive to both equity and debt investors and institutional lenders. Additionally, the combined company will benefit from strong margin contribution from WRECO’s assets, which are being transferred at book value.

TRI Pointe’s Liquidity and Capital Resources After the Transactions

As of December 31, 2013, TRI Pointe had total assets of $506.0 million, current liabilities of $45.6 million and debt of $138.1 million. Following the consummation of the Transactions, TRI Pointe’s total assets and liabilities will increase significantly. As of December 31, 2013, on a pro forma basis, TRI Pointe would have had total assets of $2.5 billion, current liabilities of $229.4 million and long-term debt of $938.1 million. TRI Pointe also expects its cash from operations to increase significantly as a result of the consummation of the Transactions and the integration of WRECO.

TRI Pointe believes that the combination of the Real Estate Business with TRI Pointe’s existing business will result in annualized cost synergies of approximately $7 million in 2014 and approximately $30 million annually thereafter. The cost synergy estimate for 2014 has been adjusted to reflect the current expectation that the Transactions will be consummated early in the third quarter of 2014. Synergies resulting from the combination are expected to be derived from, among other areas, overhead savings resulting from streamlining certain redundant corporate functions, improved operating efficiencies, including provision of certain corporate level administrative and support functions at a lower cost than was historically allocated to WRECO for such services by Weyerhaeuser, and growth of ancillary operations in various markets as permitted under applicable law, including a mortgage business, a title company and other ancillary operations.

Weyerhaeuser has historically provided various services to WRECO, including corporate governance, cash management and other treasury services, administrative services, lease of office space, aviation services and insurance coverage, as described in “Information on WRECO—Overview.” During the years ended December 31, 2013, 2012 and 2011, WRECO incurred $22.9 million, $20.5 million and $17.3 million, respectively, of allocated corporate general and administrative expense from Weyerhaeuser. See Note 11: Relationship and Transactions with Weyerhaeuser to WRECO’s audited consolidated financial statements included in this document for further information regarding the allocated corporate general and administrative expense. As TRI Pointe currently provides or procures many of these same services for itself, TRI Pointe does not anticipate that providing these services to WRECO will materially and adversely affect the integration process. In addition, although there can be no assurances, TRI Pointe anticipates that it may be able to provide these services to WRECO at a lower annual cost than the amounts allocated by Weyerhaeuser. These anticipated cost savings were taken into account when the cost savings and synergies expected to result from the Transactions were estimated.

TRI Pointe expects to incur significant one-time costs in connection with the Transactions, including (i) up to $15 million of Transaction-related fees and expenses, including legal, accounting and other professional fees, but excluding financing-related fees, transition and integration expenses and advisory fees, (ii) approximately $6 million of advisory fees, (iii) approximately $28 million of financing-related fees, (iv) if the Transactions are consummated, reimbursement of up to $15 million of Transaction-related fees and expenses incurred by Weyerhaeuser, other than advisory fees, and (v) transition and integration expenses. Additionally, TRI Pointe may have to pay the Adjustment Amount in cash to WNR, as described in “The Transaction Agreement—Payment of Adjustment Amount”. While TRI Pointe expects to be able to fund these one-time costs and the Adjustment Amount, if payable by TRI Pointe, using cash from operations and borrowings under existing and anticipated credit sources, these costs will negatively impact TRI Pointe’s liquidity, cash flows and results of operations in the periods in which they are incurred.

Following the consummation of the Transactions, the New Debt will be a debt obligation of WRECO, which will be a wholly owned subsidiary of TRI Pointe, and will be guaranteed by WRECO’s material wholly owned subsidiaries (and after the consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions. In addition, subject to ongoing negotiations between TRI Pointe and certain lenders, the Revolving Credit Agreement may be amended, modified or replaced and borrowing availability thereunder or under a new revolving facility may exceed $175 million.

TRI Pointe anticipates that its primary sources of liquidity for working capital and operating activities, including any future acquisitions, will be cash from operations and borrowings under existing debt arrangements, including the Revolving Credit Agreement, or a new credit facility. TRI Pointe expects that these sources of liquidity will be sufficient to make required payments of interest on the outstanding TRI Pointe debt and to fund working capital and capital expenditure requirements, including the significant one-time costs relating to the Transactions described above. TRI Pointe expects that it will be able to comply with the financial and other covenants of its existing debt arrangements, including the Revolving Credit Agreement, and the covenants under the agreements governing the New Debt.

For more information on WRECO’s and TRI Pointe’s existing sources of liquidity, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations for WRECO” in this document and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section contained in TRI Pointe’s Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference in this document. See “Where You Can Find More Information; Incorporation by Reference”.

Directors and Officers of TRI Pointe Before and After the Transactions

Board of Directors

TRI Pointe’s board of directors currently consists of the following seven directors:

•	Barry S. Sternlicht

•	Douglas F. Bauer

•	J. Marc Perrin

•	Richard D. Bronson

•	Wade H. Cable

•	Steven J. Gilbert

•	Thomas B. Rogers

The TRI Pointe board of directors has determined that five of its directors, Messrs. Bronson, Cable, Gilbert, Perrin and Rogers, constituting a majority, satisfy the listing standards for independence of the NYSE and Rule 10A-3 under the Exchange Act.

Listed below is the biographical information for each person who is currently a member of the board of directors of TRI Pointe:

BARRY S. STERNLICHT, 53, has been the Chairman of TRI Pointe’s board of directors since January 30, 2013. Prior to TRI Pointe’s conversion into a corporation, he served as Chairman of the board of managers of TPH LLC. Mr. Sternlicht has been the Chairman and Chief Executive Officer of Starwood Capital Group since its formation in 1991. He also has been the Chairman of the Board of Directors and the Chief Executive Officer of Starwood Property Trust, an NYSE-listed company (NYSE: STWD), since its formation in 2009. Over the past 23 years, Mr. Sternlicht has structured investment transactions with an asset value of more than $40 billion. From 1995 through early 2005, he was the Chairman and Chief Executive Officer of Starwood Hotels & Resorts Worldwide, Inc., an NYSE-listed company he founded in 1995. Mr. Sternlicht is the Chairman of the Board of Baccarat, S.A. He also serves on the Board of Directors of The Estée Lauder Companies (NYSE: EL) and Restoration Hardware Holdings, Inc. (NYSE: RH). Mr. Sternlicht is a Trustee of Brown University. He serves as Chairman of the Board of The Robin Hood Foundation and is on the boards of the Pension Real Estate Association (PREA), the Real Estate Roundtable, the Dreamland Film & Performing Arts Center and the Executive Advisory Board of Americans for the Arts Organization. Mr. Sternlicht is a member of the World Presidents Organization. Mr. Sternlicht received his B.A., magna cum laude, with honors from Brown University. He later earned his M.B.A. with distinction from Harvard Business School. Mr. Sternlicht provides the TRI Pointe board of directors with a wealth of investment management experience along with extensive experience in real estate finance and development, and the TRI Pointe board of directors believes Mr. Sternlicht provides a valuable perspective as its Chairman.

DOUGLAS F. BAUER, 52, has been the Chief Executive Officer and a director of TRI Pointe since January 30, 2013. He was a member of TPH LLC’s board of managers prior to its conversion into a corporation. Prior to forming TPH LLC in April 2009, from 1989 to 2009, Mr. Bauer served in several capacities, including most recently the President and Chief Operating Officer, for William Lyon Homes, an internally managed homebuilding company whose common stock was listed on the NYSE from 1999 until the company was taken private in 2006. His prior titles at William Lyon Homes also included Chief Financial Officer and, prior thereto, President of its Northern California Division. Prior to his 20-year tenure at William Lyon Homes, Mr. Bauer spent seven years at Security Pacific National Bank in Los Angeles, California in various financial positions. Mr. Bauer has more than 25 years of experience in the real estate finance, development and homebuilding industry. Mr. Bauer has been actively involved in both legislative efforts and community enhancement programs through his involvement in the California Building Industry Association and HomeAid Orange County, a charitable organization with the mission of building or renovating shelters for the temporarily homeless, which serves individuals and families who find themselves without shelter due to such factors as domestic violence, job loss, catastrophic illness and crisis pregnancy. Mr. Bauer received his B.A. from the

University of Oregon and later received his M.B.A. from the University of Southern California. As TRI Pointe’s Chief Executive Officer, Mr. Bauer has intimate knowledge of TRI Pointe’s business and operations, and he provides the TRI Pointe board of directors with extensive experience in real estate finance and development, as well as a familiarity with the workings of the homebuilding industry.

J. MARC PERRIN, 45, has been a director of TRI Pointe since January 30, 2013. He was a member of TPH LLC’s board of managers prior to its conversion into a corporation. Mr. Perrin is the founder of The Roxborough Group, a real estate investment firm headquartered in San Francisco, California. Previously he was a Managing Director at Starwood Capital Group, a member of the firm’s Investment Committee and was with the firm in various capacities from 1997 until April 2013. While with Starwood Capital Group, from 2000 until his departure, Mr. Perrin led the firm’s investments on the West Coast. Prior to joining Starwood Capital Group, Mr. Perrin was with Salomon Brothers Inc. from 1995 to 1997, where he worked on debt, equity and strategic advisory assignments for real estate industry clients. Prior to his time with Salomon Brothers Inc., Mr. Perrin worked for Bramalea Limited from 1990 to 1993, at the time one of the largest developers in Canada, working in its Southern California residential land development and homebuilding business. Mr. Perrin’s responsibilities included land acquisitions and divestitures as well as entitlements and forward planning. Mr. Perrin is a Trustee of the Urban Land Institute and a former Policy Advisory Board Member of the Fisher Center for Real Estate and Urban Economics at the University of California at Berkeley. Mr. Perrin received his B.A. from the University of California at Berkeley and his M.B.A. from The Anderson School at UCLA. Mr. Perrin provides the TRI Pointe board of directors with significant experience in investment management and the residential land development and homebuilding industry.

RICHARD D. BRONSON, 68, has been a director of TRI Pointe since January 30, 2013. Mr. Bronson is Chairman of The Bronson Companies, LLC, a real estate development and investment entity based in Beverly Hills, California and has served in this capacity since the company’s founding in 2001. With involvement in more than 100 shopping centers, casinos, offices, hospitality and residential projects, The Bronson Companies, LLC has partnered with the world’s largest realty interests. Among the company’s signature developments is Hartford, Connecticut’s CityPlace, the tallest office building between Boston and Manhattan. Mr. Bronson served as one of two inside directors of Mirage Resorts, an NYSE-listed company, until it was sold in 2000. Prior to that, Mr. Bronson was President of New City Development, an affiliate of Mirage Resorts, where he oversaw many of the company’s new business initiatives and activities outside Nevada. In 2010, Mr. Bronson co-founded US Digital Gaming, an online gaming technology provider based in Beverly Hills, California, for which he also serves as Chairman. Mr. Bronson serves as Lead Director on the Board of Directors of Starwood Property Trust, an NYSE-listed company (NYSE: STWD), and has been a Director since the company’s inception in 2009. Mr. Bronson has also served as Vice President of the International Council of Shopping Centers, an association representing 50,000 industry professionals in more than 80 countries and is a member of the Western Real Estate Business Editorial Board. Mr. Bronson has served on the boards of trustees of numerous organizations including the Forman School in Litchfield, Connecticut and Mt. Sinai Hospital in Hartford, Connecticut. Currently, Mr. Bronson is on the Board of the Neurosurgery Division at UCLA Medical Center and he is a past Chairman of the Board of the Archer School for Girls in Los Angeles. Mr. Bronson provides the TRI Pointe board of directors with the benefit of his knowledge of real estate development and investment and his considerable managerial and leadership experience.

WADE H. CABLE, 65, has been a director of TRI Pointe since January 30, 2013. Mr. Cable is a retired Director, President and Chief Operating Officer of William Lyon Homes, an internally managed homebuilding company whose common stock was listed on the NYSE from 1999 until the company was taken private in 2006. He retired from William Lyon Homes in 2007 and has more than 30 years of experience leading and managing organizations throughout the United States. Prior to his time with William Lyon Homes, he served as Chief Executive Officer, President and Director of The Presley Companies from 1985 to 1999. During his tenure, Mr. Cable took the company public and issued the company’s first bond offering of $200 million in senior subordinated debt. He also acquired the assets of William Lyon Homes and merged the two operations under the William Lyon Homes name. Prior to 1985, Mr. Cable held senior executive leadership positions with Pacific Lighting Real Estate Group and its associated subsidiaries. While there, he led the development of millions of square feet of office, industrial and apartment space throughout the United States while simultaneously leading the acquisition team that acquired The Presley Companies. Following his retirement, Mr. Cable has been a Principal in Cable Capital Ventures, which invests in real estate and other investment opportunities. He has served as a member of the University of Southern California’s Executive Committee for the Lusk Center for Real Estate Development, Chairman of the National Association of Home Builders Multi-Family Council, Chairman of the Board of the Construction Industries Alliance of the City of Hope, Treasurer of the California Coast Chapter of Young Presidents Organization and Director of the Harvard Business School Association of Orange County. He formerly sat on the Board of Directors for the Tiger Woods Learning Center. Mr. Cable received his B.A. from California State University of Long Beach and has completed the Advanced Management program at Harvard Business School. Mr. Cable provides the TRI Pointe board of directors with a wealth of executive, managerial and leadership experience, and his knowledge of the real estate development and homebuilding industry brings valuable insight to the board of directors.

STEVEN J. GILBERT, 66, has been a director of TRI Pointe since January 30, 2013. Mr. Gilbert is Chairman of the Board of Gilbert Global Equity Partners, L.P., a billion dollar private equity fund and has served in this capacity since 1998. He is Vice Chairman of MidOcean Equity Partners, LP, and served as the Vice Chairman of Stone Tower Capital from January 2007 until April 2012 and as the Senior Managing Director and Chairman of Sun Group (USA) until 2009. From 1992 to 1997 he was a Founder and Managing General Partner of Soros Capital L.P., the principal venture capital and leveraged transaction entity of the Quantum Group of Funds, and a principal Advisor to Quantum Industrial Holdings Ltd. From 1988 to 1992, he was the Managing Director of Commonwealth Capital Partners, L.P., a private equity investment firm. Prior to that, from 1984 to 1988, Mr. Gilbert was the Managing General Partner of Chemical Venture Partners (now J. P. Morgan Capital Partners), which he founded. Mr. Gilbert was admitted to the Massachusetts Bar in 1970 and practiced law at Goodwin Procter & Hoar in Boston, Massachusetts. He was an associate in corporate finance at Morgan Stanley & Co. from 1972 to 1976, a Vice President at Wertheim & Co., Inc. from 1976 to 1978 and a Managing Director at E. F. Hutton International from 1978 to 1980. Mr. Gilbert was recently Chairman of the Board of Dura Automotive Systems, Inc., Chairman of CPM Holdings, True Temper Sports and a Director of J. O. Hambro Capital Management Group and the Asian Infrastructure Fund. He is also Senior Advisor to Continental Grain and a Director of MBIA, Inc., an NYSE-listed company (NYSE: MBI), and is a Lead Independent Director of the Empire State Realty Trust (NYSE: ESRT). Previously, Mr. Gilbert has been a Director of numerous companies, including Monteplier Re, Olympus Trust, Office Depot, Inc., Funk & Wagnalls, Inc., Parker Pen Limited, Piggly Wiggly Southern, Inc., Coast Community News, Inc., GTS-Duratek, Magnavox Electronic Systems Company, UroMed Corporation, Star City Casino Holdings, Ltd., Katz Media Corporation, Airport Group International, Batavia Investment Management, Ltd., Affinity Financial Group, Inc., ESAT Telecom, Ltd., Colep Holding, Ltd., NFO Worldwide, Terra Nova (Bermuda) Holdings, Limited and Veritas-DCG. He was the principal owner, Chairman and Chief Executive Officer of Lion’s Gate Films from 1980 to 1984. Mr. Gilbert is a member of the Council on Foreign Relations and the Global Agenda Council on Capital Flows of the World Economic Forum, a Trustee of the New York University Langone Medical School and a member of the Board of Governors of the Lauder Institute. Mr. Gilbert received his B.A. from the Wharton School at the University of Pennsylvania, his J.D. from the Harvard Law School and his M.B.A. from the Harvard Graduate School of Business. Mr. Gilbert provides the TRI Pointe board of directors with vast investment management and leadership experience, and his prior and current service as a director of numerous publicly-held companies allows him to make valuable contributions to the board of directors.

THOMAS B. ROGERS, 74, has been a director of TRI Pointe since January 30, 2013. Until his retirement in January 2009, Mr. Rogers served as Executive Vice President in charge of City National Bank’s Southern Region. In that position, he oversaw the delivery of commercial banking, private client and wealth management services to clients throughout Orange County, the greater San Diego area and the Inland Empire. Before joining City National Bank in 2000, Mr. Rogers served for eight years as Senior Vice President and Treasurer of The Irvine Company. Prior to that, Mr. Rogers spent more than 25 years with two major financial institutions. Specifically, he served as Executive Vice President and Division Administrator of Security Pacific National Bank’s Real Estate Industries Group, Southern Division, and prior to that was Senior Vice President and Chief Credit Officer for Security Pacific’s California Corporate Group. His previous banking career also included 15 years with the National Bank of Detroit in corporate lending assignments. In his retirement, Mr. Rogers serves as Chairman of the Board of Directors of Plaza Bank, a community business bank located in Irvine, California. He was appointed to the board of Plaza Bank in June 2009 and elected Chairman in December 2009. He also serves on the Board of Directors of Memorial Health Services, a six hospital, integrated healthcare organization headquartered in Fountain Valley, California. Mr. Rogers received his B.A. in Business Administration from Eastern Michigan University, attended graduate school at Wayne State University in Detroit, and completed the curriculum of the Graduate School of Banking at the University of Wisconsin in Madison and the National Commercial Lending School at the University of Oklahoma. Mr. Rogers provides the TRI Pointe board of directors with a wealth of financial management knowledge, and his extensive executive and leadership experience makes him a valuable contributor to the board of directors.

The Transaction Agreement provides that upon the consummation of the Merger, TRI Pointe will increase the size of its board of directors from seven to nine directors, the majority of whom will be independent directors in accordance with NYSE listing requirements. Assuming they are re-elected at the annual meeting, Messrs. Perrin, Bronson and Cable will resign from the board of directors of TRI Pointe on the Closing Date. Messrs. Sternlicht, Bauer, Gilbert and Rogers will continue to serve as directors of TRI Pointe following the consummation of the Transactions, and TRI Pointe will appoint Mr. Chris Graham as a director on the Closing Date. The TRI Pointe board of directors believes that if the Transactions are consummated and Mr. Graham is appointed as a director, he will provide substantial financial and investment management experience to the TRI Pointe board of directors. Weyerhaeuser will select the remaining four directors. Each of TRI Pointe and Weyerhaeuser will have reasonable approval rights over the directors selected for appointment by the other party, taking into account applicable independence and other NYSE listing requirements.

Listed below is the biographical information for Mr. Graham.

CHRISTOPHER GRAHAM, 39, is a Senior Managing Director at Starwood Capital Group, supervising its investments in North America. Mr. Graham is responsible for originating, structuring, underwriting and closing investments in all property types. At

Starwood Capital Group, he has managed Starwood Land Ventures and overseen Starwood’s investments in approximately 10,000 residential lots. In addition, he has overseen the acquisition of approximately $300 million of non performing single-family residential loans. Prior to joining Starwood Capital Group in 2002, Mr. Graham was with CB Richard Ellis in Washington, D.C., where he was Director of its Financial Consulting Group for the Eastern Region of the United States. Prior to this role, Mr. Graham was Associate Director, Eastern Region of CB Richard Ellis’ Investment Properties Group. Mr. Graham also served as a consultant to Lincoln Property Company’s Washington, D.C. office on various asset management, development and acquisition assignments. Mr. Graham received a BBA in finance from James Madison University and an MBA from Harvard Business School.

Weyerhaeuser is in the process of identifying the individuals whom it will select for appointment to the board of directors of TRI Pointe upon the consummation of the Merger, and details regarding these individuals will be provided in an amendment to this document.

Executive Officers

The executive officers of TRI Pointe immediately prior to the consummation of the Merger are expected to be the executive officers of TRI Pointe immediately following the consummation of the Merger.

Listed below is the biographical information for each person who is currently an executive officer of TRI Pointe except Mr. Bauer, whose biographical information is listed above.

THOMAS J. MITCHELL. Mr. Mitchell has served as TRI Pointe’s President and Chief Operating Officer since January 30, 2013. Prior to forming TPH LLC in April 2009, from 1988 to 2009, Mr. Mitchell served in several capacities, including most recently Executive Vice President, for William Lyon Homes, an internally managed homebuilding company whose common stock was listed on the NYSE from 1999 until the company was taken private in 2006. Through his various roles within that company, Mr. Mitchell developed a broad background and experience in all aspects of residential construction and land development. Prior to his 20-year tenure at William Lyon Homes, Mr. Mitchell spent over two years with The Irvine Company in their community development group and over two years with Pacific Savings Bank. Throughout his career, Mr. Mitchell has obtained significant experience in land acquisition, land entitlement, land development, project planning, product design, construction operations, project and company finance, sales and marketing, customer satisfaction and warranty service. Mr. Mitchell served as a member of the board of managers of TPH LLC since 2010. Mr. Mitchell has more than 25 years of experience in the real estate development and homebuilding industry. His accomplishments have been recognized by, among other things, his being awarded the Outstanding Home Design and National Home of the Year awards and being identified by Home Builder Executive as a Top 100 President. In 2004, Mr. Mitchell was awarded the BIA Inland Empire Builder of the Year. Mr. Mitchell received his B.A. from California State University of Long Beach.

MICHAEL D. GRUBBS. Mr. Grubbs has served as TRI Pointe’s Chief Financial Officer and Treasurer since January 30, 2013. Prior to forming TPH LLC in April 2009, from 1992 to 2009, Mr. Grubbs served in several capacities, including most recently the Senior Vice President and Chief Financial Officer, for William Lyon Homes, an internally managed homebuilding company whose common stock was listed on the NYSE from 1999 until the company was taken private in 2006. Prior to his 17-year tenure at William Lyon Homes, Mr. Grubbs spent five years at Kenneth Leventhal & Company where he specialized in real estate accounting and over five years at J.C. Penney Company Construction and Real Estate Division which built retail facilities throughout the Western United States. Mr. Grubbs has more than 25 years of experience in residential real estate and homebuilding finance. Mr. Grubbs is a member (inactive) of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants. Mr. Grubbs is also a former member of the Board of Directors for HomeAid Orange County, a charitable organization with the mission of building or renovating shelters for the temporarily homeless, which serves individuals and families who find themselves without shelter due to such factors as domestic violence, job loss, catastrophic illness or crisis pregnancy. He served as Treasurer and committee chair for the Finance Focus Group. Mr. Grubbs received his B.A., magna cum laude, with honors from Arizona State University.

JEFFREY D. FRANKEL. Mr. Frankel has served as TRI Pointe’s Senior Vice President and Division President—Northern California since January 30, 2013. Mr. Frankel joined TPH LLC in November 2010 to form the Northern California Division. Since that time, Mr. Frankel has acquired or placed under option or non-binding letter of intent more than 1200 lots, in the Greater Bay Area and has assembled a team of 39 building professionals. He currently leads his team in all facets of homebuilding, including land acquisition and development, new home construction, purchasing and customer care. To date, his team has successfully opened five new communities in the Northern California area. Prior to joining TPH LLC, Mr. Frankel worked for William Lyon Homes, Bank of America and Comerica Bank, serving in various capacities over his 16 year career in the real estate industry. Mr. Frankel was a Vice President for both Bank of America and Comerica Bank prior to joining William Lyon Homes in 2003, where his focus was primarily on land acquisition and project management. His key responsibilities included pre-development activities, such as acquisition, entitlements, site planning and product development. Mr. Frankel has extensive experience with both single-family and multi-family developments. Mr. Frankel received his B.S. from Santa Clara University.

MATTHEW P. OSBORN. Mr. Osborn has served as TRI Pointe’s Senior Vice President and Division President—Colorado since January 30, 2013. Mr. Osborn joined TPH LLC in August 2012 to lead the startup of the Colorado Division. Prior to that time, Mr. Osborn was the President and Chief Operating Officer of Village Homes, a Colorado community builder, since its inception in January 2010. Prior to his role with Village Homes, Mr. Osborn served for over 15 years in various capacities for Village Homes of Colorado, Inc., including Planning Director, Vice President of Marketing Operations, Senior Vice President of Home Building Operations, and President, and served as one of its Directors from 2004 to October 2012. During his management tenure at Village Homes of Colorado, Inc., the organization was recognized locally and nationally for its outstanding business practices, expanded its operations into Northern Colorado and several markets in the Mountains and Western Slope of Colorado and was awarded Community of the Year five consecutive years, from 2002 to 2006. In 2009, Village Homes of Colorado, Inc. filed for protection from creditors under the U.S. Bankruptcy Code. Mr. Osborn also was instrumental in the formation of the new homebuilding entity operating under the Village Homes name. He was a member of the Board of Directors of the Home Builders Association of Metropolitan Denver from 2004 to 2009 and was President of the Association in 2008. He has previously been a member of the Urban Land Institute and was the Assistant Chair of the Residential Neighborhood Development Council (Gold Flight) from 2006 to 2008. Mr. Osborn received his B.A. from Boston College and his M.B.A. from the University of Denver.

Compensation of TRI Pointe’s Directors and Officers; Certain Relationships

Information regarding the compensation of TRI Pointe’s directors and officers is described on pages      through     , information regarding certain relationships and related transactions is described on pages      through     , and information regarding compensation committee interlocks and insider participation, if any, is described on pages      through      of TRI Pointe’s definitive proxy statement on Schedule 14A with respect to its 2014 annual meeting of stockholders, which TRI Pointe filed with the SEC on             , 2014, which information is incorporated into this document by reference. For more information regarding how to obtain a copy of such documents, see “Where You Can Find More Information; Incorporation by Reference”.

INFORMATION ON WEYERHAEUSER

Weyerhaeuser is one of the world’s largest private owners of timberlands. Weyerhaeuser owns or controls nearly seven million acres of timberlands, primarily in the U.S., and manages another 13.9 million acres under long-term licenses in Canada. It manages these timberlands on a sustainable basis in compliance with internationally recognized forestry standards. Weyerhaeuser is also one of the largest manufacturers of wood and specialty cellulose fibers products, and through WRECO it develops real estate, primarily as a builder of single-family homes. Weyerhaeuser is a real estate investment trust (REIT). Its business segments are timberlands (which includes logs, chips and timber), wood products (which includes softwood lumber, plywood, veneer, oriented strand board (OSB), hardwood lumber, engineered lumber, raw materials and building materials distribution), cellulose fibers (which includes fluff pulp, liquid packaging board, and paper products) and real estate. Weyerhaeuser generated revenues of $8.5 billion during the year ended December 31, 2013.

For a more detailed description of the business of Weyerhaeuser, see Weyerhaeuser’s Annual Report on Form 10-K for the year ended December 31, 2013, which has been incorporated by reference in this document. See “Where You Can Find More Information; Incorporation by Reference”.

Directors and Officers of Weyerhaeuser

All directors and officers of Weyerhaeuser listed below are citizens of the United States. None of the directors and officers of Weyerhaeuser listed below have been convicted in a criminal proceeding during the past five years. None of the directors and officers of Weyerhaeuser listed below were a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or of a finding of any violation of federal or state securities laws. The business address of each director and officer of Weyerhaeuser is 33663 Weyerhaeuser Way South, Federal Way, Washington 98063.

Board of Directors

Listed below is the biographical information for each person who is currently a member of the board of directors of Weyerhaeuser.

Debra A. Cafaro, 56, a director of the Company since 2007, has been chairman and chief executive officer of Ventas, Inc. (health care real estate investment trust) since 2010. She served as its chairman, president and chief executive officer from 2003 to 2010; its president and chief executive officer from 1999, when she joined the company, until 2003; and has been a director of the company since 1999. She served as president and director of Ambassador Apartments, Inc. (real estate investment trust) from 1997 until 1998 when it merged with AIMCO. She was a director of GGP, Inc. (real estate investment trust) from March 2010 to November 2010. She is former chair of NAREIT (National Association of Real Estate Investment Trusts) and a director of the Real Estate Roundtable, World Business Chicago, Economic Club of Chicago and Executives’ Club of Chicago and a Trustee of the Ravinia Festival Association in Chicago. She has extensive REIT executive experience, with strong skills in real estate and corporate finance, strategic planning and public company executive compensation.

Mark A. Emmert, 61, a director of the Company since 2008, has been the president of the National Collegiate Athletic Association since 2010. He served as president of the University of Washington in Seattle, Washington, from 2004 to 2010; as chancellor of Louisiana State University from 1999 to 2004; and chancellor and provost of the University of Connecticut from 1994 to 1999. Prior to 1994, he was provost and vice president for Academic Affairs at Montana State University and held faculty and administrative positions at the University of Colorado. He also is a director of Expeditors International of Washington, Inc. (global logistics services) and Omnicare, Inc. (healthcare services). He is a Life Member of the Council on Foreign Relations and is a Fellow of the National Academy of Public Administration. He has also been a Fulbright Fellow, a Fellow of the American Council on Education and served on many non-profit boards. He is an experienced leader of major organizations, with strong skills in government and international relations, and strategic planning.

John I. Kieckhefer, 69, a director of the Company since 1990, has been president of Kieckhefer Associates, Inc. (investment and trust management) since 1989, and was senior vice president prior to that time. He has been engaged in commercial cattle operations since 1967 and is a trustee of J.W. Kieckhefer Foundation, an Arizona charitable trust. He has a strong background in business and finance, with extensive experience in public company executive compensation.

Wayne W. Murdy, 69, a director of the Company since 2009, held various management positions with Newmont Mining Corporation (international mining) from 1992 until his retirement in 2007, including Chairman of the Board from 2002 to 2007 and Chief Executive Officer from 2001 to 2007. Before joining Newmont Mining, Mr. Murdy spent 15 years serving in senior financial positions in the oil and gas industry, including positions with Apache Corporation and Getty Oil Company. He also is a director of BHP Billiton Limited and BHP Billiton Plc. (global resources company). He is a trustee of the Denver Art Museum and The Papal Foundation, a member of the Advisory Councils for the College of Engineering at the University of Notre Dame and the Daniels Business School at the University of Denver. He has extensive executive experience in leading natural resources companies and managing capital-intensive industry operations, with strong skills in corporate finance and accounting, international operations, strategic planning and public company executive compensation.

Nicole W. Piasecki, 51, a director of the Company since 2003, is executive vice president Business Development and Strategic Integration for Boeing Commercial Airlines. Previously, she served as president of Boeing Japan from 2006 to 2010; executive vice president of Business Strategy & Marketing for Boeing Commercial Airplanes, The Boeing Company, from 2003 to 2006; vice president of Commercial Airplanes Sales, Leasing Companies from 2000 until January 2003; and served in various positions in engineering, sales, marketing, and business strategy for the Commercial Aircraft Group from 1991. She is a Director on the Seattle Branch Board of Directors for the Federal Reserve Bank, Trustee of Seattle University in Seattle, Washington, and a former member of the Board of Governors, Tokyo, of the American Chamber of Commerce of Japan, and the Federal Aviation’s Management Advisory Council. She has extensive executive experience in capital intensive industries, sales and marketing, strategic planning and international operations and relations.

Doyle R. Simons, 50, was elected president and chief executive officer as of August 1, 2013 and has served as a member of the board of directors since June 2012. He served as chairman and chief executive officer of Temple-Inland, Inc. (forest products) from 2008 until February of 2012 when it was acquired by International Paper Company. Previously, he held various management positions with Temple-Inland, including executive vice president from 2005 through 2007 and chief administrative officer from 2003 to 2005. Prior to joining the company in 1992, he practiced real estate and banking law with Hutcheson and Grundy, L.L.P. He also serves on the board of directors for Fiserv, Inc. (financial services technology). He has extensive experience in managing forest products companies and capital intensive industries, with strong skills in corporate finance, executive compensation, and strategic planning.

Richard H. Sinkfield, 71, a director of the Company since 1993, is a senior partner in the law firm of Rogers & Hardin in Atlanta, Georgia, and has been a partner in the firm since 1976. He is a Trustee of Vanderbilt University and a member of the Advisory Board of the Georgia Appleseed Center for Law and Justice. He was a director of United Auto Group, Inc. (automobile retailer) from 1993 to 1999 and its executive vice president and chief administrative officer from 1997 to 1999. He was a director of Central Parking Corporation from 2000 to February 2005. He is a former director of the Metropolitan Atlanta Community Foundation, Inc. and the Atlanta College of Art, a former member of the executive board of the Atlanta Area Council of the Boy Scouts of America; and was a member of the board of governors of the State Bar of Georgia from 1990 to 1998. He has extensive experience in corporate and securities laws and corporate governance matters.

D. Michael Steuert, 65, a director of the Company since 2004, was senior vice president and chief financial officer for Fluor Corporation (engineering and construction) from 2001 until his retirement in 2012. He served as senior vice president and chief financial officer at Litton Industries Inc. (defense electronics, ship construction and electronic technologies) from 1999 to 2001 and as a senior officer and chief financial officer of GenCorp Inc. (aerospace, propulsion systems, vehicle sealing systems, chemicals and real estate) from 1990 to 1999. He also serves as a director of Prologis, Inc. (industrial real estate), is a director of Kurion, Inc., and was formerly a member of the National Financial Executives Institute and the Carnegie Mellon Council on finance. He has extensive executive experience in corporate finance and accounting, managing capital intensive industry operations, natural resources development and strategic planning.

Kim Williams, 58, a director of the Company since 2006, was senior vice president and associate director of global industry research for Wellington Management Company LLP (investment management) from 2001 to 2005, was elected a partner effective in 1995 and held various management positions with Wellington from 1986 to 2001. Prior to joining Wellington, she served as vice president, industry analyst for Loomis, Sayles & Co., Inc (investment management) from 1982 to 1986. She is also a director of E.W. Scripps Company (diverse media), Xcel Energy Inc. (utilities) and MicroVest. She is a member of the Overseer Committee of Brigham and Women’s Hospital in Boston, Massachusetts and a Trustee of Concord Academy, Concord, Massachusetts. She has extensive experience in corporate finance, strategic planning and international operations.

Charles R. Williamson, 65, a director of the company since 2004 and chairman of the Board since 2009, was the executive vice president of Chevron Corporation (international oil) from mid 2005 until his retirement in December 2005. He was chairman and chief executive officer of Unocal Corporation (oil and natural gas) until its acquisition by Chevron Corporation in 2005. He served as

Unocal Corporation’s executive vice president, International Energy Operations, from 1999 to 2000; group vice president, Asia Operations, from 1998 to 1999; group vice president, International Operations from 1996 to 1997; and held numerous management jobs including positions in the United Kingdom, Thailand and the Netherlands after joining Unocal in 1977. He was a director of Unocal Corporation and former Chairman of the US-ASEAN Business Council. He is also a director and chairman of the board of Talisman Energy Inc. and lead director of PACCAR Inc. He has extensive executive experience in corporate finance, management of capital intensive operations, development of natural resources, technology, international operations, strategic planning and public company executive compensation.

Executive Officers

Listed below is the biographical information for each person who is currently an executive officer of Weyerhaeuser.

Patricia M. Bedient, 60, has been executive vice president and chief financial officer since 2007. She was senior vice president, Finance and Strategic Planning, from February 2006 to 2007. She served as vice president, Strategic Planning, from 2003, when she joined the company, to 2006. Prior to joining the company, she was a partner with Arthur Andersen LLP (Independent Accountant) from 1987 to 2002 and served as the managing partner for the Seattle office and as the partner in charge of the firm’s forest products practice from 1999 to 2002. She is on the Board of Directors for Alaska Air Group and also serves as a Board member of Oregon State University and Overlake Hospital Medical Center. She is a CPA and member of the American Institute of CPAs.

Adrian M. Blocker, 57, has been senior vice president, Lumber, since August 21, 2013. He joined Weyerhaeuser in May 2013 as vice president, Lumber. Prior to that role, he served as CEO of the Wood Products Council and Chairman. Throughout his career in the industry, he held numerous leadership positions at West Fraser, International Paper and Champion International focused on forest management, fiber procurement, consumer packaging, strategic planning, business development and manufacturing.

Srinivasan Chandrasekaran, 64, has been senior vice president, Cellulose Fibers, since 2006. He was vice president, Manufacturing, Cellulose Fibers, from 2005 to 2006; vice president and mill manager at the Kamloops, British Columbia, cellulose fiber mill from 2003 to 2005; and vice president and mill manager at the Kingsport, Tennessee, paper mill from 2002 to 2003. He joined Weyerhaeuser in 2002 with the company’s acquisition of Willamette Industries Inc., where he served in a number of leadership positions.

Rhonda Hunter, 51, has been senior vice president Timberlands, since January 1, 2014. Prior to her current position, she was vice president, Southern Timberlands, from 2010 to 2014. She held a number of leadership positions in the Southern Timberlands organization with experience in inventory and planning, regional timberlands management, environmental and work systems, finance, and land acquisition. She joined Weyerhaeuser in 1987 as an accountant.

Sandy D. McDade, 62, has been senior vice president and general counsel since September 2006. He was senior vice president, Industrial Wood Products and International, from 2005 to 2006; senior vice president, Canada, from 2003 to 2005; vice president, Strategic Planning, from 2000 to 2003; and corporate secretary from 1993 to 2000. He joined Weyerhaeuser in 1980 and worked as a corporate and transaction lawyer until 2000.

Denise M. Merle, 50, has been senior vice president, Human Resources, since February 2014. She was director, Finance and Human Resources for the Lumber business since 2013. Prior to that role, she was director, Compliance & Enterprise Planning from 2009 to 2013, and director of Internal Audit from 2004 to 2009. She held various roles in the company’s paper and packaging businesses, including finance, capital planning and analysis, and business development. She joined Weyerhaeuser in 1981. She is a licensed CPA in the state of Washington.

Peter M. Orser, 57, has been president, Weyerhaeuser Real Estate Company, a subsidiary of the company, since October 1, 2010. Prior to becoming president, Weyerhaeuser Real Estate Company, Mr. Orser was president, Quadrant Corporation, a subsidiary of the company, from 2003 to 2010. He was executive vice president, Quadrant Corporation, from 2001 to 2003; residential senior vice president, Quadrant Corporation, from 1996 to 2001; vice president, Community Development, from 1992 to 1995; and held various leadership positions with Quadrant Corporation from 1987, when he joined the company, to 1992.

Doyle R. Simons, 50, was elected president and chief executive officer effective August 1. 2013. He served as director of the Company since 2012, was appointed as chief executive officer elect and an executive officer of the Company effective June 17, 2013. He served as chairman and chief executive officer of Temple-Inland, Inc. from 2008 until February 2012 when it was acquired by International Paper Company. Previously, he held various management positions with Temple-Inland, including executive vice president from 2005 through 2007 and chief administrative officer from 2003 to 2005. Prior to joining the company in 1992, he practiced real estate and banking law with Hutcheson and Grundy, L.L.P. He also serves on the Board of Fiserv, Inc. He has extensive experience in managing forest products companies and capital intensive industries, with strong skills in real estate development, corporate finance, executive compensation, and strategic planning.

Catherine I. Slater, 50, has been senior vice president, Oriented Strand Board, Engineered Lumber Products and Distribution, since August 21, 2013. She was vice president, Oriented Strand Board (OSB) from 2011 to 2013. Prior to that role, she held a number of other leadership roles in the company’s Wood Products segment, including vice president for both engineered wood products manufacturing and veneer technologies. Before joining the Wood Products team, she held numerous positions in the company’s Cellulose Fibers business, including leadership roles at the Flint River and Port Wentworth, Ga., pulp mills, and leadership oversight for the company’s operations in Alberta, which included the pulp, timberlands, OSB, lumber, and engineered lumber. Prior to joining Weyerhaeuser in 1992, she held several leadership roles at Procter and Gamble.

INFORMATION ON WRECO

Overview

WRECO is primarily engaged in the design, construction and sale of single-family homes in California, Texas, Arizona, Washington, Nevada, Maryland and Virginia. In 2012, WRECO was a top 20 U.S. homebuilder as measured by annual single-family home deliveries. WRECO’s core markets are Southern California, Houston, Phoenix and Tucson, the Puget Sound region of Washington State, Las Vegas, Richmond, and the Washington, D.C. suburbs. In addition, WRECO is a developer of master planned communities, which include residential lots for its own use, lots for sale to other homebuilders, and the sale of commercial and multi-family properties, primarily in Southern California.

Headquartered in Washington, WRECO was founded in 1970 as a subsidiary of Weyerhaeuser. WRECO conducts its operations through five homebuilding subsidiaries: Maracay Homes LLC (“Maracay”), Pardee Homes (“Pardee”), The Quadrant Corporation (“Quadrant”), Trendmaker Homes, Inc. (“Trendmaker”) and Winchester Homes, Inc. (“Winchester”). The homebuilding subsidiaries are managed by presidents who have substantial industry knowledge and local market expertise. The average homebuilding experience of these presidents exceeds 20 years.

WRECO believes that it has acquired a reputation for building quality homes. This reputation has positioned its homebuilding subsidiaries as preferred local brands that offer an extensive collection of detached and attached home designs for a variety of market segments ranging from entry level to move-up to luxury homes. In recent years, WRECO has introduced complementary brands and broadened its product offerings to expand existing, and enter into new, core markets. Further, in some of its markets, WRECO offers the option to build homes on lots owned by others. As a result, WRECO builds across a variety of base sales prices, ranging from approximately $165,000 to more than $2 million, and home sizes, ranging from approximately 1,000 to 8,500 square feet.

WRECO’s broad product offerings and local brand power are fundamental to positioning its homebuilding operations with land sellers. WRECO has forged relationships with regional and national land developers based on its market-driven product offerings, excellent reputation and record of customer satisfaction. As a result, WRECO has the flexibility to pursue a wide range of land acquisition opportunities in support of homebuilding strategies appropriate for each of its markets.

WRECO combines its land development expertise with its homebuilding operations to increase the flexibility of its business by developing residential lots for its own use or sale to other homebuilders, and controlling the scheduled delivery of lots to meet market demand. Management believes most of WRECO’s land positions are located in supply constrained markets with historically strong housing demand, diverse employment and desirable quality of life characteristics. Land acquisition and entitlement are highly regulated and complex in most of WRECO’s core markets, including California, Maryland and Washington. Consequently, WRECO relies on its knowledge of local markets and operating history with local, state and federal regulators to obtain necessary land development and home construction approvals.

Historical Business Relationship with Weyerhaeuser

Weyerhaeuser indirectly owns all of the issued and outstanding WRECO common shares and will own these shares until the Distribution occurs. WRECO has purchased certain products from Weyerhaeuser on market terms and conditions. WRECO has no obligation to purchase from Weyerhaeuser, nor is it dependent upon Weyerhaeuser to provide, these products. WRECO’s historical consolidated financial statements include allocations of certain Weyerhaeuser corporate general and administrative expenses. WRECO’s management believes the assumptions and methodologies underlying the allocation of corporate general and administrative expenses are reasonable. However, these expenses may not be indicative of the actual level of expense that would have been incurred by WRECO if it had operated as an independent company or of expenses expected to be incurred in the future. These allocated expenses relate to various services that have historically been provided to WRECO by Weyerhaeuser, including corporate governance, cash management and other treasury services, administrative services (such as government relations, tax, employee payroll and benefit administration, internal audit, legal, accounting, human resources and equity-based compensation plan administration), lease of office space, aviation services and insurance coverage. During the years ended December 31, 2013, 2012 and 2011, WRECO incurred $22.9 million, $20.5 million and $17.3 million, respectively, of allocated corporate general and administrative expenses from Weyerhaeuser. See Note 11: Relationship and Transactions with Weyerhaeuser to WRECO’s audited consolidated financial statements included elsewhere in this document for further information regarding the allocated corporate general and administrative expenses.

Operating Activities: Single-Family Housing and Non-Single-Family

WRECO’s operations consist of single-family housing and non-single-family, including the sale of land, lots and other operations. The following table sets forth WRECO’s revenues by operating activity for each of the last five years:

Revenues (dollars in thousands)

	Year Ended December 31,
	2013	2012	2011	2010	2009

Single-family home sales	$1,218,430	$870,596	$768,071	$842,080	$833,041
Non-single-family	56,282	199,710	69,674	79,757	71,100

Total	$1,274,712	$1,070,306	$837,745	$921,837	$904,141

The following table sets forth WRECO’s revenues by operating activity on a percentage basis for each of the last five years:

Percentage of Revenues by Operating Activity

	Year Ended December 31,
	2013	2012	2011	2010	2009
Single-family home sales	96%	81%	92%	91%	92%

Non-single-family:
Residential lots	3%	4%	6%	3%	5%
Acreage	1%	10%	2%	3%	3%
Commercial acreage	0%	4%	0%	1%	0%
Rental operations/other	0%	1%	0%	2%	0%

Total non-single-family	4%	19%	8%	9%	8%

Total	100%	100%	100%	100%	100%

Single-Family Housing

The following table sets forth WRECO’s single-family homes delivered by homebuilding subsidiary and by state for each of the last five years:

Single-Family Homes Delivered

	Year Ended December 31,
	2013	2012	2011	2010	2009
Maracay
Arizona	463	389	221	223	305
Pardee
California	831	431	381	525	446
Nevada	352	250	204	279	223

Total Pardee	1,183	681	585	804	669

Quadrant
Washington	363	415	340	478	579
Trendmaker
Texas	585	477	453	420	406
Winchester
Maryland	179	168	142	74	71
Virginia	166	184	171	126	147

Total Winchester	345	352	313	200	218

Total WRECO	2,939	2,314	1,912	2,125	2,177

The following table sets forth WRECO’s single-family home sales revenue by homebuilding subsidiary and by state for each of the last five years:

Single-Family Home Sales Revenue (dollars in thousands)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Maracay
Arizona	$145,822	$103,222	$59,836	$57,747	$74,539
Pardee
California	363,285	200,112	203,328	284,064	234,446
Nevada	114,671	70,471	51,767	73,872	64,100

Total Pardee	477,956	270,583	255,095	357,936	298,546

Quadrant
Washington	116,270	121,311	95,733	128,941	157,079
Trendmaker
Texas	260,566	199,933	175,378	166,030	161,989
Winchester
Maryland	115,325	91,478	86,686	53,244	46,874
Virginia	102,491	84,069	95,343	78,182	94,014

Total Winchester	217,816	175,547	182,029	131,426	140,888

Total WRECO	$1,218,430	$870,596	$768,071	$842,080	$833,041

Land Acquisition Strategy

WRECO’s land acquisition strategy for its single-family housing operations focuses on the acquisition and development of entitled parcels that can be absorbed within approximately 12 to 48 months from the start of sales depending on the characteristics of each market. This strategy mitigates development and market cycle risk while maintaining an inventory of owned and controlled lots sufficient to meet demand in light of available land, developer channels, the entitlement environment and other factors specific to each market.

In markets with higher barriers to entry and a more challenging entitlement environment, such as Southern California, WRECO’s land strategy includes the acquisition of unentitled and undeveloped land for the development of master planned communities where it can add value through the entitlement and development process. Completion of these master planned communities can take up to ten years or longer depending on a number of factors including the length of time necessary to obtain entitlements.

WRECO’s ability to identify, acquire and develop land in desirable locations and on favorable terms is critical to achieving its land strategy. WRECO believes its expertise and experience in land acquisition, entitlement and development is important to its success. WRECO uses its extensive relationships with land sellers, developers of master planned communities, other homebuilders, brokers and investors to acquire attractive land parcels to support its growth.

WRECO’s acquisition process generally includes the following steps to mitigate acquisition, development and market cycle risk:

•	due diligence on the land parcel prior to committing to the acquisition;

•	limiting acquisitions to land parcels that are consistent with the specific value proposition, market focus, and regional land strategy of the homebuilding subsidiary acquiring the land parcel;

•	review of entitlements, other governmental approvals and title;

•	environmental and soils review;

•	review of market studies;

•	preparation of detailed budgets for all cost and revenue categories; and

•	utilization of options, joint ventures or other land acquisition arrangements.

All land acquisitions are subject to review and approval by WRECO’s land committee consisting of its chief executive officer, executive vice-president, chief investment officer, controller and general counsel.

Land Position

WRECO acquires land pursuant to purchase contracts and option contracts, typically at fixed prices. Option contracts may require refundable or non-refundable deposits, which vary by transaction, and authorize, but do not obligate, WRECO to acquire the land. The term within which WRECO can exercise its option varies by transaction and the acquisition closing is often contingent upon the completion of necessary entitlement approvals or the completion of infrastructure improvements. Depending upon the transaction, WRECO may acquire all of the land at one time or it may have the right to acquire a specified number of lots over agreed upon intervals.

The following table summarizes the lots owned and controlled by homebuilding subsidiary as of December 31, 2013.

Lots Owned and Controlled by Homebuilding Subsidiary

	Owned	Controlled(1)	Total
Maracay	1,118	1,189	2,307
Pardee(2)	17,950	1,026	18,976
Quadrant	864	520	1,384
Trendmaker	679	1,074	1,753
Winchester	2,105	1,088	3,193

Total	22,716	4,897	27,613

(1)	Lots controlled include lots under purchase agreements or option contracts, but exclude lots subject to non-binding agreements such as letters of intent. There can be no assurance that WRECO will acquire these lots on the terms or timing anticipated, or at all, or that WRECO will proceed to build and sell homes on any of these controlled lots.
(2)	Excludes lots that are expected to be transferred to Weyerhaeuser and its subsidiaries by WRECO as a result of the REB Transfers. See “The Transaction Agreement—Transfers of Certain Assets and Assumption of Certain Liabilities”.

WRECO’s current inventory of owned and controlled lots represents approximately 9.4 years of supply based on the number of homes delivered during 2013, excluding non-single-family land or lot sales. The following table sets forth years of supply by homebuilding subsidiary based on the number of homes delivered during 2013, excluding non-single-family land or lot sales:

Years of Supply by Homebuilding Subsidiary

Years
Maracay	5.0
Pardee(1)	16.0
Quadrant	3.8
Trendmaker	3.0
Winchester	9.3

(1)	Excludes lots that are expected to be transferred to Weyerhaeuser and its subsidiaries by WRECO as a result of the REB Transfers. See “The Transaction Agreement—Transfers of Certain Assets and Assumption of Certain Liabilities”.

Description of WRECO Communities

WRECO’s individual homebuilding communities typically take 12-48 months to complete from the start of sales; however, WRECO may have a presence in master planned communities for a much longer period of time. The following table presents community-level information for each of WRECO’s homebuilding subsidiaries and each of WRECO’s submarkets as of December 31, 2013.

Maracay	Year of First Delivery(1)	Total Number of Homes(2)	As of December 31, 2013			Year Ended December 31, 2013	Base Sales Price Range (in $000’s)(5)
			Cumulative Homes Delivered	Lots Owned(3)	Backlog(4)	Homes Delivered
Project, City
Phoenix
Maricopa County:
Savannah, Litchfield Park	2012	70	66	4	2	55	$209 - $330
Verrado, Buckeye
Maracay at Verrado	2012	73	64	9	—	46	$222 - $287
Verrado Tilden	2014	29	—	29	1	—	$221 - $286
Verrado Palisade	2014	63	—	63	—	—	$298 - $370
Artesian Ranch, Chandler	2013	55	8	47	7	8	$362 - $426
Vaquero Ranch, Chandler	2013	33	11	22	12	11	$329 - $409
Lyon’s Gate, Gilbert	2013	46	29	17	7	29	$293 - $373
Palm Valley, Goodyear
Calderra at Palm Valley	2013	48	31	17	11	31	$269 - $346
Los Vientos at Palm Valley	2013	42	26	16	7	26	$331 - $355
Eastmark, Mesa
Kinetic Point at Eastmark	2013	80	8	72	6	8	$274 - $354
Lumiere Garden at Eastmark	2013	85	4	81	13	4	$313 - $379
The Reserve at Plaza Del Rio, Peoria	2013	72	16	56	11	16	$202 - $244
Montelena, Queen Creek	2013	59	32	27	7	32	$344 - $447
Villagio, Queen Creek	2013	135	30	105	8	30	$274 - $332
Bridges Of Gilbert, Gilbert
Arch Crossing at Bridges of Gilbert	2014	20	—	20	5	—	$277 - $348
Trestle Place at Bridges of Gilbert	2014	20	—	20	11	—	$338 - $425
The Preserve at Hastings Farms, Queen Creek	2014	44	—	44	—	—	$275 - $351
Closed Communities		—	—	—	—	53	N/A

Phoenix Total		974	325	649	108	349

Tucson
Pima County:
Tangerine Crossing, Marana	2011	85	83	2	1	39	$269 - $340
Dove Mountain Preserve, Marana	2012	66	55	11	7	36	$198 - $221
Deseo at Sabino Canyon, Tucson	2014	39	—	39	—	—	$383 - $469
Rancho Del Cobre , Tucson	2014	68	—	68	—	—	$365 - $447
Tortolita Vistas, Marana	2014	7	—	7	—	—	$439 - $506
Rancho Vistoso, Oro Valley	2016	342	—	342	—	—	$231 - $456
Closed Communities		—	—	—	—	39	N/A

Tucson Total		607	138	469	8	114

Maracay Totals		1,581	463	1,118	116	463

Pardee	Year of First Delivery(1)	Total Number of Homes(2)	As of December 31, 2013			Year Ended December 31, 2013	Base Sales Price Range (in $000’s)(5)
			Cumulative Homes Delivered	Lots Owned (3)(6)	Backlog(4)	Homes Delivered
Project, City
California
Inland Empire Region
Riverside County:
Tournament Hills, Beaumont
Livingsmart @ Tournament Hills	2010	235	180	55	8	67	$253 - $324
Livingsmart @ Lakeside	2012	167	95	72	8	73	$235 - $284
Future	Future	233	—	233	—	—	TBD
Canyon Hills, Lake Elsinore
Livingsmart @ Canyon Hills	2010	231	229	2	2	52	$330 - $332
Livingsmart @ Hillside	2012	201	136	65	1	101	$251 - $296
Livingsmart @ Parkside	2012	151	119	32	15	102	$221 - $267
Meadow Ridge @ Canyon Hills	2013	142	25	117	4	25	$347 - $446
Amberleaf	2014	197	—	197	—	—	$266 - $289
Meadow Glen	2014	142	—	142	—	—	$290 - $340
Future	Future	1,040	—	1,040	—	—	TBD
Sundance, Beaumont
Livingsmart @ Sundance	2013	122	65	57	6	65	$216 - $319
Livingsmart @ Estrella	2013	127	14	113	23	14	$189 - $221
Future	Future	2,058	—	2,058	—	—	TBD
Banning, Banning	Future	4,318	—	4,318	—	—	$160 - $260

Inland Empire Total		9,364	863	8,501	67	499

LA/Ventura Region
Los Angeles County:
Fair Oaks Ranch, Santa Clarita
Oak Crest	2009	77	76	1	1	—	$562
Livingsmart @ Fair Oaks Ranch	2011	124	95	29	18	53	$462 - $508
Crestview	2012	54	52	2	1	39	$589 - $604
Golden Valley Ranch, Santa Clarita	Future	498	—	498	—	—	$470 - $785
Skyline Ranch, Santa Clarita	Future	1,260	—	1,260	—	—	$479 - $609
Ventura County:
Moorpark Highlands, Moorpark	2013	133	10	123	25	10	$556 - $586

LA/Ventura Total		2,146	233	1,913	45	102

San Diego Region
San Diego County:
Sorrento Mesa, San Diego
Sorrento Heights	2012	113	70	43	26	61	$695 - $735
Sorrento Terrace	2012	71	61	10	—	49	$359 - $475
Sorrento Ridge	2014	58	—	58	34	—	$359 - $475
Sorrento Heights Prestige Collection	2014	20	—	20	—	—	$849 - $903
Alta Del Mar, San Diego	2013	117	9	108	20	9	$1,745 - $2,100
Pacific Highlands Ranch, San Diego
Watermark	2013	160	16	144	25	16	$1,042 - $1,200
Future	Future	1,348	—	1,348	—	—	TBD
Olive Hill Estates, Bonsall	2015	37	—	37	—	—	$590 - $690
Castlerock , San Diego	Future	430	—	430	—	—	$409 - $630
Meadowood, Fallbrook	Future	844	—	844	—	—	$243 - $438
Ocean View Hills, San Diego
Sea View Terrace	2014	40	—	40	—	—	$280 - $290
Future	Future	1,205	—	1,205	—	—	TBD
South Otay Mesa, Otay Mesa	Future	835	—	835	—	—	$213 - $390
Closed Communities		—	—	—	—	95	N/A
Lots for Sale		—	—	16	—	—	N/A

San Diego Total		5,278	156	5,138	105	230

Northern Callifornia Region
Sacramento County:
Natomas, Sacramento	Future	120	—	120	—	—	TBD
San Joaquin County:
Bear Creek, Stockton	Future	1,252	—	1,252	—	—	TBD

Northern California Total		1,372	—	1,372	—	—

California Total		18,160	1,252	16,924	217	831

Nevada
Clark County:
Eldorado, N. Las Vegas
LivingSmart @ Eldorado Ridge	2012	143	81	62	8	58	$252 - $303
LivingSmart @ Eldorado Heights	2013	115	39	76	17	39	$296 - $389
LivingSmart Sandstone	2013	145	12	133	4	12	$235 - $254
Ridgeview	2016	4	—	4	—	—	$212 - $229
Future	Future	425	—	425	—	—	TBD
Providence, Las Vegas
LivingSmart @ Providence	2012	106	78	28	7	62	$250 - $318
Pebble Estates, Las Vegas
Durango Ranch	2012	124	82	42	2	50	$434 - $503
Durango Trail	2014	77	—	77	25	—	$378 - $411
Horizon Ridge, Henderson
Horizon Terrace	2014	74	—	74	—	—	$373 - $410
Sunset / Fort Apache, Las Vegas
Summerglen	2014	105	—	105	—	—	$280 - $287
Closed Communities		—	—	—	—	131	N/A

Nevada Total (6)		1,318	292	1,026	63	352

Pardee Totals (6)		19,478	1,544	17,950	280	1,183

Quadrant	Year of First Delivery(1)	Total Number of Homes(2)	As of December 31, 2013			Year Ended December 31, 2013	Base Sales Price Range (in $000’s)(5)
			Cumulative Homes Delivered	Lots Owned(3)	Backlog(4)	Homes Delivered
Project, City
Washington
King County:
Hawthorne, Duvall	2013	30	17	13	7	17	$385 - $430
Wynstone East, Federal Way	2013	57	22	35	14	22	$332 - $418
Beclan Place, Renton	2013	30	4	26	9	4	$593 - $620
Sonata Hill, Auburn	2014	71	—	71	—	—	$349 - $444
Garrison Glen, Kent	2014	30	—	30	—	—	$349 - $455
Woodland, Woodinville	2014	23	—	23	—	—	$534 - $649
Hedgwood, Redmond	2015	12	—	12	—	—	$649 - $756
Filbert Glen, Bothell	2015	16	—	16	—	—	$474 - $559
Evoke Product Line, Various	2013	46	1	45	14	1	$614 - $1,600
Urban Innovations Product Line, Various	2014	45	—	45	—	—	$344 - $550
Kitsap County:
McCormick Meadows, Port Orchard	2012	167	49	118	5	30	$256 - $338
Vinland Pointe, Poulsbo	2013	60	17	43	5	17	$311 - $350
Pierce County:
Ridge at Gig Harbor, Gig Harbor	2008	120	117	3	1	43	$270 - $290
Highlands Ridge, Puyallup	2012	46	30	16	6	29	$275 - $370
Tehaleh, Bonney Lake	2013	60	27	33	8	27	$279 - $369
Chambers Ridge, Tacoma	2014	24	—	24	—	—	$440 - $495
Skagit County:
Skagit Highlands East, Mount Vernon	2007	423	328	95	6	58	$220 - $264
Snohomish County:
King’s Corner, Bothell	2013	116	5	111	7	5	$435 - $540
Sonterra, Lake Stevens	2013	44	11	33	10	11	$340 - $422
Thurston County:
Campus Willows, Lacey	2012	50	34	16	4	31	$264 - $303
Other
Closed Communities		—	—	—	—	68	N/A
Lots for Sale		—	—	56	—	—	N/A

Quadrant Totals		1,470	662	864	96	363

Trendmaker	Year of First Delivery(1)	Total Number of Homes(2)	As of December 31, 2013			Year Ended December 31, 2013	Base Sales Price Range (in $000’s)(5)
			Cumulative Homes Delivered	Lots Owned (3) (7)	Backlog(4)	Homes Delivered
Project, City
Texas
Brazoria County:
Sedona Lakes, Manvel	2014	1	—	1	—	—	$435 - $485
Southern Trails, Pearland	2014	12	—	12	6	—	$450 - $557
Fort Bend County:
Cinco Ranch, Katy	2012	50	23	27	14	22	$311 - $363
Riverstone, Sugar Land	2012	108	85	23	25	49	$349 - $604
Cross Creek Ranch, Fulshear	2013	312	111	201	58	110	$355 - $744
Sienna Plantation, Missouri City	2013	82	31	51	—	31	$518 - $625
Lakes of Bella Terra, Richmond	2013	54	28	26	5	28	$414 - $494
Villas at Aliana, Richmond	2013	29	11	18	11	11	$374 - $412
The Townhomes at Imperial Sugar Land, Sugar Land	2014	27	—	27	—	—	$311 - $408
Galveston County:
Harborwalk, Hitchcock	2014	3	—	3	1	—	$519 - $570
Harris County:
Lakes of Fairhaven, Cypress	2008	197	159	38	20	46	$367 - $609
Victory Lakes, League City	2008	76	74	2	1	27	$315 - $632
Fairfield, Cypress	2010	78	57	21	8	28	$411 - $538
Towne Lake Living Views, Cypress	2010	80	66	14	3	19	$388 - $595
Bridgeland, Cypress	2013	24	17	7	1	17	$568 - $689
Calumet Townhomes, Houston	2015	1	—	1	—	—	$650 - $685
Montgomery County:
Barton Woods, Conroe	2013	49	8	41	2	8	$372 - $568
Villas at Oakhurst, Porter	2013	31	9	22	5	9	$354 - $390
Bender’s Landing Estates, Spring	2014	104	—	104	—	—	$430 - $510
Other
Avanti Custom Homes (7)	2007	79	58	21	31	11	$379 - $597
Texas Casual Cottages (7)	2010	87	68	19	31	23	$190 - $466
Closed Communities		—	—	—	—	146	N/A

Trendmaker Totals		1,484	805	679	222	585

Winchester	Year of First Delivery(1)	Total Number of Homes(2)	As of December 31, 2013			Year Ended December 31, 2013	Base Sales Price Range (in $000’s)(5)
			Cumulative Homes Delivered	Lots Owned(3)	Backlog(4)	Homes Delivered
Project, City
Maryland
Anne Arundel County:
Hawthornes Grant, Arnold	2014	70	—	70	3	—	$430 - $435
Watson’s Glen, Millersville
Watson’s Glen I Townhomes	2015	48	—	48	—	—	$396 - $411
Frederick County:
Landsdale, Monrovia	2015	399	—	399	—	—	$353 - $577
Howard County:
Riverwood, Ellicott City	2007	69	68	1	—	13	$754 - $990
Walnut Creek, Ellicott City	2014	5	—	5	5	—	$990 - $1,268
Montgomery County:
Stoney Spring, Poolesville	2009	98	86	12	12	25	$517 - $767
Preserve at Rock Creek, Rockville	2012	68	40	28	6	33	$685 - $935
Poplar Run, Silver Spring
Poplar Run Lifestyle	2010	202	78	124	17	24	$613 - $691
Poplar Run Village	2010	172	50	122	6	20	$613 - $662
Poplar Run Everson Townhomes	2013	136	19	117	9	19	$395 - $473
Hallman Grove, North Potomac
Hallman Grove Singles	2013	17	14	3	2	14	$701 - $754
Hallman Grove Townhomes	2013	11	5	6	3	5	$572 - $598
Cabin Branch, Clarksburg
Cabin Branch	2014	252	—	252	3	—	$535 - $650
Cabin Branch Everson	2014	107	—	107	—	—	$480 - $510
Cabin Branch Everson Townhomes	2014	567	—	567	3	—	$360 - $438
Cabin Branch Boulevard Townhomes	2015	61	—	61	—	—	TBD
Other
Closed Communities		—	—	—	—	26	N/A
Lots for Sale		—		34	—	—	N/A

Maryland Total		2,282	360	1,956	69	179

Virginia
Fairfax County:
Reserve at Waples Mill, Oakton	2013	28	6	22	8	6	$1,480 - $1,629
Stuart Mill & Timber Lake, Oakton	2014	19	—	19	1	—	$1,600 - $1,750
Henrico County:
Stable Hill, Glen Allen	2013	31	25	6	11	25	$450 - $464
Loudoun County:
Brambleton, Ashburn
Brambleton Emerald Ridge	2012	78	73	5	3	59	$406 - $462
West Park @ Brambleton	2013	18	8	10	15	8	$710 - $791
Glenmere at Brambleton SFD	2014	6	—	6	5	—	$608 - $693
Glenmere at Brambleton Townhomes	2014	15	—	15	13	—	$453 - $457
One Loudoun, Ashburn
One Loudoun Chicago Series	2012	37	34	3	6	26	$585 - $668
One Loudoun Philadelphia Series	2012	56	35	21	16	25	$565 - $630
One Loudoun Manhattan Series	2013	16	5	11	16	5	$685 - $715
One Loudoun Brooklyn Series	2014	9	—	9	3	—	$680 - $700
Willowsford Grant, Leesburg	2013	22	8	14	10	8	$885 - $895
Willowsford Greens, Aldie	2014	8	—	8	6	—	$785 - $805
Other
Closed Communities		—	—	—	1	4	N/A

Virginia Total		343	194	149	114	166

Winchester Totals		2,625	554	2,105	183	345

WRECO Totals		26,638	4,028	22,716	897	2,939

(1)	Year of first delivery for future periods is based upon management’s estimates and is subject to change.
(2)	The total number of homes to be built in a community is subject to change, and there can be no assurances that WRECO will build these homes.
(3)	Lots owned as of December 31, 2013 include lots owned and exclude lots controlled under purchase agreements or option contracts and lots subject to non-binding agreements such as letters of intent.
(4)	Backlog consists of homes under sales contract that had not closed as of December 31, 2013, and there can be no assurance that closings of sold homes will occur.
(5)	Base sales price range reflects base price only and excludes any lot premium, buyer incentives and buyer selected options, which may vary from community to community. Sales prices for homes required to be sold pursuant to affordable housing requirements are excluded from the sales price range. The sales price range for active communities reflects data as of a point in time. The sales price range for future projects represents management’s estimates. Price ranges are provided as an indicator of relative product pricing between communities; however, sales prices change regularly.
(6)	Pardee and Nevada information exclude 10,686 lots owned that are expected to be transferred to Weyerhaeuser and its subsidiaries by WRECO as a result of the REB Transfers. See “The Transaction Agreement—Transfer of Certain Assets and Assumption of Certain Liabilities”.
(7)	Trendmaker’s Avanti Custom Homes and Texas Casual Cottages products are generally built on customers’ lots. Lots owned include lots related to Avanti Custom Homes and Texas Casual Cottages homes under construction as of December 31, 2013 that may be owned by customers.

Design, Construction and Procurement

WRECO’s homebuilding subsidiaries tailor their product lines to the local architectural styles found in each core market. The product offering in each community takes into account the land design plan, consumer preferences, competitive positioning, regulatory requirements and costs for land, development and home construction.

In most of WRECO’s communities, a minimum of three home plans are offered for sale, each with different architecture and exterior treatment. WRECO’s homebuilding subsidiaries develop new home designs to replace or refresh existing plans to reflect current consumer preferences.

WRECO’s homebuilding subsidiaries design their homes, specify components and supervise the construction activity provided by subcontractors that they have pre-qualified based on a number of factors including quality and safety. The scope of their on-site construction supervision includes scheduling and coordinating subcontractor work, monitoring quality and safety practices and ensuring compliance with contractual requirements and relevant building codes. WRECO does not directly employ tradespeople such as carpenters, electricians, plumbers, and roofers. Subcontractors are required to provide indemnities, warranties and evidence of insurance.

Construction of a home typically starts after a homebuyer has selected a lot and home design, executed a purchase contract and received preliminary mortgage approval. Construction may also begin prior to contract execution to satisfy anticipated market demand for completed homes and to facilitate efficient construction scheduling. The duration of the home construction process is generally between three and six months. The time required for home construction is influenced by weather, availability of materials and subcontractors, construction complexity and timeliness of governmental inspections.

WRECO has approximately 100 national purchasing contracts with well-established suppliers of appliances, heating, ventilation and air conditioning systems, insulation, lumber, siding and roofing material, paint, plumbing and lighting fixtures, among other building materials. These contractual relationships allow WRECO to leverage its purchasing power through a combination of attractive pricing, model home discounts, rebates and, in certain circumstances, retroactive pricing upon contract renewal. Each of WRECO’s homebuilding subsidiaries elects whether to opt into these national purchasing contracts based on its needs. These national purchasing contracts collectively cover approximately 20% to 30% of the total construction cost of a typical house. Some of these national purchasing contracts have allocation protection provisions during periods of supply shortages and allow for cooperative marketing.

WRECO purchases product from Weyerhaeuser pursuant to national purchasing contracts and through other channels, in all cases on market terms and conditions. WRECO has no obligation to purchase from Weyerhaeuser, nor is it dependent upon Weyerhaeuser to provide, these products.

Sales and Marketing

WRECO preliminarily develops marketing plans, including product, pricing and promotion strategies, during the feasibility stage of a proposed land acquisition. Specific strategies are refined after land acquisition and adjusted for market and competitive conditions expected at the time of community opening. Homes are sold by employed community sales personnel who review with the homebuyers the mortgage financing options, local community amenities and the features and benefits of each home design, including available options and upgrades. A new home order is reported when a purchase contract has been executed by the homebuyer, approved by the homebuilding subsidiary and secured by a cash deposit, subject to cancellation. Single-family home sales revenue is recognized when title and possession have been transferred to the homebuyer.

Most WRECO communities have model homes for potential homebuyers to tour and view available design options, product upgrades and color selections. The number and type of design options vary with the size and base sales price of the home and range from adding additional electrical outlets to converting a room or finishing a basement. Product upgrades include, among other things, flooring, cabinet, appliance, lighting and plumbing fixture choices. In certain base sales price segments, WRECO also offers its homebuyers the opportunity to customize their home with specific design modifications, including structural changes. Options and product upgrades represent sources of incremental revenue and profit above base sales prices.

WRECO advertises directly to potential customers through the Internet and in newspapers, brochures, newsletters and trade publications. Brand and community specific websites are used to advertise community locations, home designs and base sales price ranges.

Purchase contracts entered into between WRECO and its homebuyers typically require a deposit, the amount of which varies by market and community. Homebuyers may be required to increase the amount of the deposit depending on the options and upgrades selected. If a homebuyer cancels its purchase contract, the deposit may be either retained by WRECO or returned to the homebuyer, depending on the reason for cancellation and statutory requirements.

Warranty Programs

WRECO’s homebuilding subsidiaries offer customer care and limited warranty service programs that generally provide for one to two years of coverage for defects in workmanship and materials, including roofing, electrical, plumbing and heating, ventilation and air conditioning systems, and up to ten years for foundation and major structural components. In addition, certain home systems and appliances are warranted directly to the homebuyer by the manufacturer or passed through to the homebuyer by WRECO’s homebuilding subsidiaries. Some of its homebuilding subsidiaries’ warranty programs are backed by a third-party home warranty company. Generally, warranties are transferable to homebuyers who purchase their homes from the original homebuyers, subject to the same program rules as agreed to by the original homebuyer, including arbitration of disputes that cannot be resolved between the homebuyer and WRECO’s homebuilding subsidiaries. In some states, additional statutory warranties and notice and opportunity to cure requirements also may exist.

WRECO’s homebuilding subsidiaries contract their home construction to subcontractors who generally provide them with an indemnity and a warranty and, therefore, claims relating to workmanship and materials are generally the primary responsibility of their subcontractors. Certain warranty obligations of Pardee are insured. WRECO establishes warranty reserves in an amount it believes are adequate to cover expected costs of labor and material during warranty periods.

There can be no assurance, however, that (i) the terms and limitations of the limited warranty will be effective against claims made by homebuyers, (ii) insurance or third party home warranty coverage can be renewed or renewed at reasonable rates, (iii) the homebuilding subsidiaries will not be liable for damages, the cost of repairs, and/or the expense of litigation surrounding possible construction defects, soil subsidence or expansion, or building related claims or (iv) claims will not arise out of events or circumstances not covered by insurance and not subject to effective indemnification agreements with their subcontractors.

Sustainability

WRECO’s homebuilding subsidiaries have been recognized as leaders in sustainable homebuilding. As an example, Pardee has been a pioneer in sustainable practices for production builders since 2001, earning multiple awards over the years including the “Green Building Corporate Advocate of the Year” by the National Association of Home Builders in 2010. Each homebuilding subsidiary offers a comprehensive package of value-oriented sustainable features and options under the “Living Smart” brand to reduce energy and water usage, utilize sustainable and recycled materials and improve air quality.

Non-Single-Family

WRECO also engages in non-single-family operations, including the sale of land, lots and other operations. Other operations include the development and sale of commercial and multi-family properties and the development and sale of property for civic uses, such as parks and school sites. Most of the commercial, multi-family and civic use properties developed and sold by WRECO are part of master planned communities.

The following table sets forth WRECO’s non-single-family revenue by homebuilding subsidiary and by state for each of the last five years:

Non-Single-Family Revenue (dollars in thousands)

	Year Ended December 31,
	2013	2012	2011	2010	2009
Maracay
Arizona	$—	$—	$—	$100	$7,518
Pardee
California	41,118	85,906	49,182	48,055	16,597
Nevada	—	—	—	—	21,785

Total Pardee	41,118	85,906	49,182	48,055	38,382

Quadrant
Washington	10,967	6,474	6,701	15,035	12,252
Trendmaker
Texas	—	98,463	10,388	14,837	6,628
Winchester
Maryland	3,897	8,642	2,653	980	6,320
Virginia	300	225	—	750	—

Total Winchester	4,197	8,867	2,653	1,730	6,320

Corporate and other		—	750	—	—

Total WRECO	$56,282	$199,710	$69,674	$79,757	$71,100

The variability in non-single-family revenue from period to period is a function of market conditions, volume of land sold, land use (for example, residential, retail, commercial or civic use), macroeconomic factors (such as the recent global financial crisis) and land condition (for example, undeveloped, partially developed or ready for construction). In certain circumstances, land sales agreements may provide for payments to be made over a period of more than one year with such obligations secured by the underlying land with a first deed of trust or mortgage. Non-single-family revenue is recognized when required down payments have been received, there is no substantial continuing involvement with the real estate and all other criteria for sale and profit recognition are satisfied.

WRECO Homebuilding Subsidiaries

Maracay: Arizona

Maracay was founded in 1994 and purchased by WRECO in 2006. It is primarily engaged in the design, construction and sale of single-family homes in the Phoenix and Tucson markets. Maracay operates in the premium first-time homebuyer and move-up market segments. Maracay’s land strategy centers on acquiring entitled partially developed or finished lots in standalone and master planned communities.

Maracay has received multiple awards for excellence in home design. In 2011, Maracay was named Builder of the Year by the Southern Arizona Home Builders Association.

Net new home orders for the year ended December 31, 2013 were 488. For the year ended December 31, 2013, Maracay’s operations consisted of 13 average selling communities. For the year ended December 31, 2013, Maracay delivered 463 homes for single-family home sales revenue of $145.8 million.

The dollar amount of backlog for homes sold but not closed as of December 31, 2013 was approximately $42.1 million. As of December 31, 2013, Maracay owned and controlled 2,307 lots.

Pardee: Southern California and Nevada

Pardee, the largest of WRECO’s homebuilding subsidiaries, was founded in 1921 and purchased by Weyerhaeuser in 1969. It is primarily engaged in the design, construction and sale of single-family homes and the development of master planned communities in its core markets of Southern California and Las Vegas. Pardee operates in the entry-level, move-up and luxury home market segments.

Pardee has developed multiple award-winning master planned communities and home designs, including Alta Del Mar in San Diego, named by Pacific Coast Builders Conference as the “Best Residential Project of the Year—Detached Product” in 2013.

Pardee’s land strategy in its core market of Southern California includes the acquisition of unentitled and undeveloped land for master planned communities where it can add value through the entitlement and development process. Residential lots in its master planned communities are either absorbed internally for its own use or sold to other homebuilders. Pardee’s Southern California land strategy also includes generating revenue through the development and sale of commercial, multi-family and civic use properties, such as parks and school sites. Most of the commercial, multi-family and civic use properties sold by WRECO are part of master planned communities. Pardee’s land strategy in Nevada centers on acquiring entitled partially developed or finished lots in standalone and master planned communities.

Net new home orders for the year ended December 31, 2013 were 1,152. For the year ended December 31, 2013, Pardee’s operations consisted of 18 average selling communities. For the year ended December 31, 2013, Pardee delivered 1,183 homes for single-family home sales revenue of $478.0 million. The dollar amount of backlog for homes sold but not closed as of December 31, 2013 was approximately $171.1 million. As of December 31, 2013, Pardee owned and controlled 17,950 and 1,026 lots, respectively, in California and Nevada for a total of 18,976 lots owned and controlled, excluding lots that are expected to be transferred to Weyerhaeuser and its subsidiaries by WRECO as a result of the REB Transfers. See “The Transaction Agreement—Transfers of Certain Assets and Assumption of Certain Liabilities”.

Quadrant: Washington

Quadrant was founded in 1959 and acquired by Weyerhaeuser in 1969. It is primarily engaged in the design, construction and sale of single-family homes in the Puget Sound region of Washington State. Quadrant operates in the move-up, urban infill and luxury market segments. Quadrant’s land strategy centers on acquiring entitled partially developed or finished lots in standalone and master planned communities.

During 2012, in response to changing market dynamics, Quadrant introduced complementary brands and broadened its product offerings to expand existing, and enter into new, core markets. Quadrant repositioned its market focus from a value-oriented product branded as “More House, Less Money” to a move-up product line branded as “Built Your Way.” Additionally, Quadrant launched two complementary brands to expand its market reach: Evoke (progressive contemporary home designs with home prices starting from $769,000) and New Urban Innovations (urban in-fill townhomes with home prices estimated to start from $344,000).

For the third consecutive year in 2013, Quadrant received the Guild Quality award for exceptional customer satisfaction among homebuilders and remodelers. Additionally, Quadrant was recognized by the National Association of Homebuilders for Best Design Center in 2013.

Net new home orders for the year ended December 31, 2013 were 354. For the year ended December 31, 2013, Quadrant’s operations consisted of 12 average selling communities. For the year ended December 31, 2013, Quadrant delivered 363 homes for single-family home sales revenue of $116.3 million. The dollar amount of backlog for homes sold but not closed as of December 31, 2013 was approximately $44.3 million. As of December 31, 2013, Quadrant owned and controlled 1,384 lots.

Trendmaker: Texas

Trendmaker was founded in 1971 and was purchased by WRECO in 1980. It is primarily engaged in the design, construction and sale of single-family homes in its core market of Houston. Trendmaker operates in the premium move-up market segment. Additionally, Trendmaker offers the option to build homes on lots owned by customers through two complementary brands: Texas Casual Cottages (rural styled homes with base sales prices starting from $190,000 targeted to recreational and second home owners in the Texas Hill Country) and Avanti Custom Homes (custom homes with base sales prices starting from $379,000). Trendmaker’s land strategy is primarily focused on acquiring partially developed or finished lots in Houston’s most desirable master planned communities. Trendmaker also develops land for its own use and for sale to other homebuilders.

Trendmaker has received multiple awards for excellence in advertising and marketing. In 2013, the Greater Houston Builders Association named Trendmaker the Volume Builder of the Year.

Net new home orders for the year ended December 31, 2013 were 649. For the year ended December 31, 2013, Trendmaker’s operations consisted of 22 average selling communities. For the year ended December 31, 2013, Trendmaker delivered 585 homes for single-family home sales revenue of $260.6 million. The dollar amount of backlog for homes sold but not closed as of December 31, 2013 was approximately $108.5 million. As of December 31, 2013, Trendmaker owned and controlled 1,753 lots.

Winchester: Maryland and Virginia

Winchester was founded by WRECO in 1979. It is primarily engaged in the design, construction and sale of single-family homes in the Washington, DC suburbs and, more recently, the Richmond market of Virginia. Winchester operates in the move-up and custom home market segments, and is distinguished in the market through its “Your Home. Your Way.” customization program. Winchester’s land strategy centers on acquiring entitled undeveloped, partially developed or finished lots in standalone and master planned communities.

Winchester offers two complementary brands to broaden its product offerings: Everson (contemporary home designs with pre-programmed options and base sale prices starting from $360,000) and Camberley (design/build custom home plans with base sales prices starting from $519,900).

Winchester has received multiple awards for excellence in home design and customer satisfaction. In 2013, Winchester was named High Volume Builder of the Year for the seventh consecutive year by The Maryland-National Capital Building Industry Association for excellence in scheduling, supervision, engineering, quality control and ethics.

Net new home orders for the year ended December 31, 2013 were 412. For the year ended December 31, 2013, Winchester’s operations consisted of 21 average selling communities.

For the year ended December 31, 2013, Winchester delivered 345 homes for single-family home sales revenue of $217.8 million. The dollar amount of backlog for homes sold but not closed as of December 31, 2013 was approximately $141.2 million. As of December 31, 2013, Winchester owned and controlled 2,105 and 1,088 lots, respectively, in Maryland and Virginia for a total of 3,193 lots owned and controlled.

Competition

WRECO operates in a very competitive environment that is characterized by competition from other homebuilders and land developers in each market in which it currently operates. There are relatively low barriers to entry into WRECO’s homebuilding business. WRECO competes with numerous national and regional homebuilding or development companies and with smaller local homebuilders and land developers for, among other things, customers, desirable land parcels, financing, raw materials and skilled management and labor resources. WRECO also competes with the resale, or “previously owned”, home market, the size of which has increased significantly due to the large number of homes that have been foreclosed on due to the recent economic downturn or that could be offered for sale due to other reasons. WRECO may be at a competitive disadvantage with respect to larger competitors who are more geographically diversified or better capitalized than WRECO, as these competitors may be better able to withstand any future regional downturn in the housing market. Due to historical and other factors, some competitors may have a competitive advantage in marketing their products, securing materials and labor at lower prices and allowing their homes to be delivered to customers more quickly and at more favorable prices. See “Risk Factors—Risks Related to TRI Pointe’s Industry and Business—The homebuilding industry is highly competitive, and if TRI Pointe’s competitors are more successful or offer better value to TRI Pointe’s customers, its business could decline”.

Regulatory, Environmental, and Health and Safety Matters

Regulatory

WRECO is subject to numerous local, state and federal statutes, ordinances, rules and regulations concerning zoning, land development, building design, construction and similar matters, including those that limit the number of homes that can eventually be built within the boundaries of a particular property or locality. In a number of WRECO’s markets, there has been an increase in state and local legislation authorizing the acquisition of land as dedicated open space, mainly by governmental, quasi-public and non-profit entities. In addition, WRECO is subject to various licensing, registration and filing requirements in connection with the construction, advertisement and sale of homes. The impact of these laws may increase overall costs and may delay the opening of communities or cause WRECO to conclude that development of particular communities is not economically feasible, even if any or all governmental approvals were obtained. WRECO also may be subject to periodic delays or may be precluded entirely from developing communities due to building moratoriums in one or more of its core markets. Generally, building moratoriums relate to insufficient water or sewage facilities or inadequate road capacity.

In order to secure certain approvals in some geographic areas, WRECO may be required to provide affordable housing at below market rental or sales prices. The impact on WRECO’s business depends on how the various state and local governments in those areas implement their programs for affordable housing. To date, these restrictions have not had a material impact on WRECO’s operations and have existed generally only in California and Maryland. See “Risk Factors—Risks Related to TRI Pointe’s Industry and Business—Government regulations and legal challenges may delay the start or completion of TRI Pointe’s existing and future communities, increase its expenses or limit its building or other activities, which could have a negative impact on its results of operations”.

Environmental

WRECO is required to comply with federal, state and local environmental statutes, ordinances, rules and regulations concerning the protection of public health and the environment. These laws and regulations include requirements during the land development and home construction processes, including for the protection of flora, fauna and wetlands, management of storm water and dust, protection of archeological and historical artifacts, and those which require a current or previous owner or operator of real property to bear the costs of removal or remediation of hazardous or toxic substances on, under, or in a property. These hazardous waste laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to properly remediate, may adversely affect the owner’s ability to borrow by using the real property as collateral or to affect the ultimate sale to a homebuyer or other homebuilder. A person who arranges for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of any substance at a disposal or treatment facility, whether or not the facility is or ever was owned or operated by that person. Environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials in buildings acquired by WRECO in the development of new communities, into the environment, and third parties may seek recovery for personal injuries caused by hazardous materials from owners of real property that contain hazardous materials. Failure to comply with these environmental laws may result in the imposition of substantial fines and penalties, or result in substantial project delays. Complying with these environmental laws may result in delays, may cause WRECO to incur substantial compliance and other costs, and may prohibit or severely restrict development in certain environmentally sensitive regions or areas. WRECO’s land acquisition and development processes and on-site material management requirements are designed to mitigate these risks.

WRECO is subject to certain regulatory actions and litigation related to environmental matters, none of which currently is expected by WRECO’s management to materially and adversely affect WRECO’s consolidated business, financial condition, results of operations or cash flows.

As part of the land acquisition due diligence process, WRECO utilizes environmental assessments to identify environmental conditions that may exist on potential acquisition properties. Environmental site assessments conducted at WRECO’s properties have not revealed any environmental liability or compliance concerns that WRECO believes would materially and adversely affect WRECO’s consolidated business, financial condition, results of operations or cash flows, nor is WRECO aware of any material environmental liability or concerns.

WRECO manages compliance with federal, state, and local environmental requirements, including environmental regulations related to hazardous waste and toxic materials, endangered and protected species, storm water, dust, surface water and wetlands, cultural and historical resources, at the homebuilding subsidiary level with assistance from the corporate legal department and local consultants and attorneys. See “Risk Factors—Risks Related to TRI Pointe’s Industry and Business—TRI Pointe is subject to environmental laws and regulations that may impose significant costs, delays, restrictions or liabilities”.

Health and Safety

WRECO is committed to providing a safe and healthy environment for its employees, subcontractors, customers and the general public. That commitment is maintained through a health and safety training and audit system that includes employee education, subcontractor orientations, subcontractor compliance with minimum on-site safety standards and practices, and on-site auditing. WRECO’s subcontractor orientation program was awarded the 2013 Innovative Safety Program/Idea of the Year by the National Association of Homebuilders. WRECO maintains a “safety council” led by a senior homebuilding subsidiary executive with participation by safety-responsible managers from each homebuilding subsidiary and supported by WRECO’s general counsel. The safety council shares best practices, distributes information about regulatory changes in health and safety, and debriefs on health and safety incidents occurring in WRECO offices and on its job sites. The safety council plays an important role in promoting WRECO’s commitment to continuous improvement in health and safety. All of WRECO’s employees must complete an assigned curriculum of online health and safety courses each year. These courses vary according to job responsibility. For example, groups such as construction and field personnel are required to attend additional training programs such as the Occupational Safety and Health Administration (“OSHA”) ten-hour course, First-Aid and CPR. See “Risk Factors—Risks Related to TRI Pointe’s Industry and Business—A major health and safety incident relating to TRI Pointe’s business could be costly in terms of potential liabilities and reputational damage”.

Legal Proceedings

WRECO and its homebuilding subsidiaries are involved in claims and legal proceedings incidental to the ordinary course of their businesses. Certain of the claims and legal proceedings are covered by insurance or the contractual warranties, indemnities or insurance of others. See “—Single-Family Housing—Warranty Programs”. In some of these legal proceedings substantial monetary damages are sought. These claims and legal proceedings principally allege design or construction defects, or both, in homes purchased by customers or in the communities in which the homes are built (including the alleged use of defective products manufactured by others and incorporated into the homes and communities of WRECO’s homebuilding subsidiaries), while others allege personal injury or property damage in the homes or communities built by WRECO’s homebuilding subsidiaries. Additional claims and legal proceedings include contract, environmental, title, land use (including land development permitting and entitlement) and intellectual property matters, including claims alleging inadequate disclosures to homebuyers. While the results of any current or future claims or legal proceedings are unpredictable, presently WRECO management believes that, in the aggregate, the disposition of these matters will not materially and adversely affect WRECO’s consolidated business, financial condition, results of operations or cash flows.

Employees

As of December 31, 2013, WRECO and its homebuilding subsidiaries had 726 employees. WRECO considers its employee relations to be good. No employees are covered by a collective bargaining agreement.

Properties

WRECO’s corporate headquarters are located at Weyerhaeuser’s offices in Federal Way, Washington. A portion of Weyerhaeuser’s lease payments for such office space is part of the allocated corporate general and administrative expenses. Each of WRECO’s homebuilding subsidiaries also leases its own office space.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR WRECO

You should read the following in conjunction with the sections of this document entitled “Risk Factors”, “Cautionary Statement on Forward-Looking Statements”, “Selected Historical and Pro Forma Financial and Operating Data” and “Information on WRECO” and WRECO’s historical consolidated financial statements and related notes thereto included in this document.

WRECO is primarily engaged in the design, construction and sale of single-family homes in California, Texas, Arizona, Washington, Nevada, Maryland and Virginia. In 2012, WRECO was a top 20 U.S. homebuilder as measured by annual single-family home deliveries. WRECO’s core markets are Southern California, Houston, Phoenix and Tucson, the Puget Sound region of Washington State, Las Vegas, Richmond and the Washington, D.C. suburbs. In addition, WRECO is a developer of master planned communities, which include residential lots for its own use, lots for sale to other homebuilders, and the sale of commercial and multi-family properties, primarily in California.

Headquartered in Washington, WRECO was founded in 1970 as a subsidiary of Weyerhaeuser. WRECO conducts its operations through five subsidiaries: Maracay, Pardee, Quadrant, Trendmaker and Winchester.

Basis of Presentation

The consolidated financial statements of WRECO included in this document, which are discussed below, include 100% of WRECO’s assets, liabilities, revenues, expenses and cash flows as well as those of its wholly owned subsidiaries and other entities that it controls. For each of the periods presented, WRECO was a wholly owned subsidiary of Weyerhaeuser. The financial information included in this discussion may not necessarily reflect WRECO’s financial position, results of operations and cash flows in the future or what WRECO’s financial position, results of operations and cash flows would have been had WRECO been an independent company during the periods presented.

WRECO’s historical consolidated financial information does not reflect changes that WRECO expects to experience as a result of the Transactions, including the REB Transfers and changes in the financing, operations, cost structure and personnel needs of its business. See “The Transaction Agreement—Transfers of Certain Assets and Assumption of Certain Liabilities”. The historical consolidated financial statements include allocations of certain Weyerhaeuser corporate general and administrative expenses. WRECO’s management believes the assumptions and methodologies underlying the allocation of corporate general and administrative expenses are reasonable. However, these expenses may not be indicative of the actual level of expense that would have been incurred by WRECO if it had operated as an independent company or of expenses expected to be incurred in the future. These allocated expenses relate to various services that have historically been provided to WRECO by Weyerhaeuser, including corporate governance, cash management and other treasury services, administrative services (such as government relations, tax, employee payroll and benefit administration, internal audit, legal, accounting, human resources and equity-based compensation plan administration), lease of office space, aviation services and insurance coverage. For the years ended December 31, 2013, 2012 and 2011, WRECO incurred $22.9 million, $20.5 million and $17.3 million, respectively, of allocated corporate general and administrative expenses from Weyerhaeuser. See Note 11: Relationship and Transactions with Weyerhaeuser to WRECO’s audited consolidated financial statements included elsewhere in this document for further information regarding allocated corporate general and administrative expenses.

In addition, as part of WRECO’s historical cash management strategy as a subsidiary of Weyerhaeuser, WRECO has a revolving promissory note payable to Weyerhaeuser that will be extinguished in connection with the Transactions. The total amount outstanding under the promissory note was $834.6 million, $689.6 million and $568.7 million as of December 31, 2013, 2012 and 2011, respectively. WRECO paid Weyerhaeuser interest on the unpaid balance for the years ended December 31, 2013, 2012 and 2011 at rates per annum of 1.87%, 1.92% and 0.62%, respectively. Interest incurred for the years ended December 31, 2013, 2012 and 2011 was $15.7 million, $12.8 million and $3.4 million, respectively.

The accompanying audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and with the instructions to Form 10-K and Article 10 of Regulation S-X. WRECO’s financial statements refer to the Transactions as “the TRI Pointe Transaction”.

Use of Estimates

The preparation of the audited consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and equity, disclosure of contingent assets and liabilities, and reported amounts of revenues and expenses. Accordingly, actual results can and do differ materially from these estimates.

Results of Operations

WRECO discusses its results of operations in terms of single-family housing and non-single-family operations. Below are definitions to aid in the discussion of its results:

“Single-family housing” refers to operations related to the sale, construction and delivery of single-family homes. Single-family homes include both attached and detached products.

“Non-single-family” operations include the sale of land, lots and other operations. Other operations include the development and sale of commercial and multi-family properties and the development and sale of property for civic uses, such as parks and school sites.

“Absorption rate” refers to the rate at which new home orders are contracted, net of cancellations, in relation to the average number of active selling communities during the period.

The historical financial data presented below are not necessarily indicative of the results expected for any future period.

Consolidated Financial Data (dollars in thousands)

	Year Ended December 31,
	2013	2012	2011
Revenues:
Single-family home sales	$1,218,430	$870,596	$768,071
Land and lots	52,261	192,489	66,703
Other operations	4,021	7,221	2,971

Total revenues	1,274,712	1,070,306	837,745

Costs and expenses:
Single-family homes	948,561	690,578	589,574
Land and lots	38,052	116,143	36,542
Impairments and related charges, homebuilding	345,448	3,591	11,019
Other operations	2,854	5,214	2,682
Sales and marketing	94,521	78,022	71,587
General and administrative	74,244	75,583	71,348
Restructuring	10,938	2,460	2,801

Total costs and expenses	1,514,618	971,591	785,553

Operating income (loss)	(239,906)	98,715	52,192

Other income (expense):
Equity in earnings of unconsolidated entities	2	2,490	1,584
Other income (expense), net	2,450	(1,576)	496

Total other income (expense)	2,452	914	2,080

Earnings (loss) from continuing operations before income taxes	(237,454)	99,629	54,272
Income tax benefit (expense)	86,161	(38,910)	(19,333)

Earnings (loss) from continuing operations	(151,293)	60,719	34,939
Discontinued operations, net of income taxes	1,838	762	589

Net earnings (loss) attributable to common shareholder	$(149,455)	$61,481	$35,528

Comparing the Years Ended December 31, 2013 and 2012

Single-Family Net New Home Orders, Monthly Absorption Rate and Cancellation Rate

	Single-family Net New Home Orders				Monthly Absorption Rate		Cancellation Rate
	Year Ended December 31,		Increase (Decrease)		Year Ended December 31,		Year Ended December 31,
	2013	2012	Amount	%	2013	2012	2013	2012
Maracay	488	420	68	16%	3.1	3.5	10%	8%
Pardee	1,152	915	237	26%	5.3	4.5	18%	16%
Quadrant	354	419	(65)	(16%)	2.5	3.2	25%	26%
Trendmaker	649	522	127	24%	2.5	2.4	14%	12%
Winchester	412	389	23	6%	1.6	2.0	4%	7%

Total	3,055	2,665	390	15%	3.0	3.1	15%	15%

Net new home orders for the year ended December 31, 2013 increased 390, or 15%, to 3,055 compared to 2,665 for the year ended December 31, 2012. The year over year increase in net new home orders was driven by higher net new home activity among most of WRECO’s homebuilding subsidiaries, with the most significant increases occurring at Pardee and Trendmaker, reflecting improved market conditions primarily in the Inland Empire (Riverside County), Los Angeles/Ventura and the Houston markets. The year over year decrease at Quadrant was primarily due to a lower absorption rate.

The overall average absorption rate of 3.0 net new orders per month for the year ended December 31, 2013 was comparable to the 3.1 net new orders per month for the year ended December 31, 2012. Quadrant’s absorption rate decreased to 2.5 net new orders per month for the year ended December 31, 2013 compared to 3.2 net new orders per month for the year ended December 31, 2012 due to the delayed openings of new communities in 2013 as a result of later than expected delivery of finished lots by land sellers. Winchester’s absorption rate also declined to 1.6 net new orders per month for the year ended December 31, 2013 compared to 2.0 net new orders per month for the year ended December 31, 2012, primarily as a result of a higher proportion of communities nearing completion or closure during 2013 which generally experience a slower rate of orders. Winchester generally has lower absorption rates due to the higher level of customization and longer construction cycles for their higher end products. Pardee’s absorption rate increased for the year ended December 31, 2013 as compared to the year ended December 31, 2012, reflecting the general improvement in market conditions noted above.

WRECO’s cancellation rate of homebuyers who contracted to buy a home but did not close escrow (as a percentage of overall orders) was 15% for the years ended December 31, 2013 and 2012. The cancellation rate shifted slightly year over year in each subsidiary with the largest change being a 3% reduction at Winchester primarily due to a change in mix to a greater proportion of higher priced, detached homes purchased by highly qualified buyers in 2013 as compared to 2012.

The increase in net new home orders positively affects the number of homes in backlog, which are homes that will close in future periods. As new home orders and backlog increase, it has a positive effect on revenues and cash flow in future periods.

Average Selling Communities

	Year Ended December 31,		Increase (Decrease)
	2013	2012	Amount	%
Maracay	13	10	3	30%
Pardee	18	17	1	6%
Quadrant	12	11	1	9%
Trendmaker	22	18	4	22%
Winchester	21	16	5	31%

Total	86	72	14	19%

Selling communities at end of the period	89	68	21	31%

WRECO opened 50 new communities and closed 29 during the year ended December 31, 2013. The average number of selling communities increased to 86 for the year ended December 31, 2013 from 72 for the year ended December 31, 2012. The number of selling communities as of December 31, 2013 was 89 compared to 68 as of December 31, 2012.

The increase in selling communities reflects the net effect of new community openings and community closings that occur throughout the year. The average number of selling communities for the year is also affected by the timing of new community openings and community closings. Maracay opened 11 new communities and closed four during the year ended December 31, 2013, ending the year with 14 selling communities. Pardee opened ten new communities and closed nine during the year ended December 31, 2013, ending the year with 19 selling communities. Quadrant opened eight new communities and closed four during the year ended December 31, 2013, ending the year with 12 selling communities. Trendmaker opened five new communities and closed three during the year ended December 31, 2013, ending the year with 22 selling communities. Winchester opened 16 new communities and closed nine during the year ended December 31, 2013, ending the year with 22 selling communities.

Backlog Units

	December 31,		Increase (Decrease)
	2013	2012	Amount	%
Maracay	116	91	25	27%
Pardee	280	311	(31)	(10%)
Quadrant	96	105	(9)	(9%)
Trendmaker	222	158	64	41%
Winchester	183	116	67	58%

Total	897	781	116	15%

Backlog units reflect the number of homes, net of cancellations, for which the homebuilding subsidiary has entered into a purchase contract with a customer but for which it has not yet delivered the home. The increase in backlog units of 116 homes as of December 31, 2013 was driven primarily by the 15% increase in net new home orders during the year ended December 31, 2013 as compared to the year ended December 31, 2012. Backlog units at any given time may fluctuate based on absorption rates, timing of new community openings, and other factors, but typically will increase as net new home orders increase. The overall change in backlog units was comprised of increases at Maracay, Trendmaker and Winchester as of December 31, 2013 compared to December 31, 2012 due to increased net new orders for 2013 as compared to 2012, partially offset by declines at Pardee and Quadrant. Pardee’s backlog, which decreased by 31 units or 10%, was primarily attributable to the 74% increase in the number of new homes delivered during the year ended December 31, 2013 as compared to the year ended December 31, 2012. Quadrant’s backlog, which decreased by 9 homes or 9%, was primarily attributable to the 16% decrease in net new home orders for the year ended December 31, 2013 as compared to the year ended December 31, 2012.

Backlog Dollar Value (dollars in thousands)

	December 31,		Increase (Decrease)
	2013	2012	Amount	%
Maracay	$42,068	$24,761	$17,307	70%
Pardee	171,077	129,770	41,307	32%
Quadrant	44,262	32,106	12,156	38%
Trendmaker	108,491	70,326	38,165	54%
Winchester	141,166	85,534	55,632	65%

Total	$507,064	$342,497	$164,567	48%

The dollar value of backlog increased $164.6 million, or 48%, to $507.1 million as of December 31, 2013 from $342.5 million as of December 31, 2012. The increase in the dollar value of backlog as of December 31, 2013 reflects an increase in the average sales price of homes in backlog of $126,000, or 29%, to $565,000 as of December 31, 2013 compared to $439,000 as of December 31, 2012. The increase in average sales price of homes in backlog is attributable to the introduction of new products with larger square footage at higher prices in newly opened selling communities and higher prices at existing communities from price increases. The increase in the dollar value of backlog described above, generally results in an increase in operating revenues in subsequent periods.

At Maracay, the dollar value of backlog increased 70% to $42.1 million as of December 31, 2013 from $24.8 million as of December 31, 2012, which is attributable to a 27% increase in the number of homes in backlog and a 33% increase in the average sales price of homes in backlog to $363,000 as of December 31, 2013 compared to $272,000 as of December 31, 2012. The increase in the average sales price in backlog is due to changes in product mix resulting from opening new selling communities during the year ended December 31, 2013.

At Pardee, the dollar value of backlog increased 32% to $171.1 million as of December 31, 2013 from $129.8 million as of December 31, 2012, which is attributable to a 47% increase in the average sales price of homes in backlog to $611,000 as of December 31, 2013 compared to $417,000 as of December 31, 2012. The increase in the average sales price in backlog is due to changes in product mix reflecting a shift to higher priced products in San Diego and Las Vegas, partially offset by a shift in mix to lower priced product in the Inland Empire (Riverside County) in the year ended December 31, 2013. The effect of the year-over-year increase in the average sales price of homes in backlog was partially offset by a 10% decrease in the number of homes in backlog as of December 31, 2013 as compared to December 31, 2012.

At Quadrant, the dollar value of backlog increased 38% to $44.3 million as of December 31, 2013 from $32.1 million as of December 31, 2012, which is attributable to a 51% increase in the average sales price of homes in backlog to $461,000 as of December 31, 2013 compared to $306,000 as of December 31, 2012. The increase in the average sales price in backlog is due to higher prices in new selling communities, as a result of shifting Quadrant’s focus from value-oriented market segment to the move-up market segment. The effect of the year-over-year increase in the average sales price of homes in backlog was partially offset by a 9% decrease in the number of homes in backlog as of December 31, 2013 as compared to December 31, 2012.

At Trendmaker, the dollar value of backlog increased 54% to $108.5 million as of December 31, 2013 from $70.3 million as of December 31, 2012, which is attributable to a 41% increase in the number of homes in backlog and a 10% increase in the average sales price of homes in backlog to $489,000 as of December 31, 2013 compared to $445,000 as of December 31, 2012. The increase in the average sales price in backlog is consistent with the overall increase in housing prices in Houston during 2013.

At Winchester, the dollar value of backlog increased 65% to $141.2 million as of December 31, 2013 from $85.5 million as of December 31, 2012, which is attributable to a 58% increase in the number of homes in backlog and a 5% increase in the average sales price of homes in backlog to $771,000 as of December 31, 2013 compared to $737,000 as of December 31, 2012. The increase in the average sales price in backlog was the result of a shift in product mix to newer selling communities with larger square footage, as well as greater proportion of net new home orders for higher price detached homes as compared with net new home orders for attached homes.

New Homes Delivered

	Year Ended December 31,		Increase (Decrease)
	2013	2012	Amount	%
Maracay	463	389	74	19%
Pardee	1,183	681	502	74%
Quadrant	363	415	(52)	(13%)
Trendmaker	585	477	108	23%
Winchester	345	352	(7)	(2%)

Total	2,939	2,314	625	27%

New homes delivered increased by 625, or 27%, to 2,939 for the year ended December 31, 2013 compared to the year ended December 31, 2012, primarily attributable to a 15% increase in net new home orders for the year ended December 31, 2013 as compared with the year ended December 31, 2012 as well as an 82% increase in the number of homes in backlog as of December 31, 2012 compared to December 31, 2011. The 74% increase in new homes delivered by Pardee is attributable to a 26% increase in net new home orders for the year ended December 31, 2013 as compared with the year ended December 31, 2012 and a 304% increase in the number of homes in backlog as of December 31, 2012 compared to December 31, 2011. The 13% decrease in new homes delivered by Quadrant during the year ended December 31, 2013 as compared to the year ended December 31, 2012 is consistent with the 16% decrease in net new home orders over the same periods.

Average Sales Price of Homes Delivered (dollars in thousands)

	Year Ended December 31,		Increase (Decrease)
	2013	2012	Amount	%
Maracay	$315	$265	$50	19%
Pardee	404	397	7	2%
Quadrant	320	292	28	10%
Trendmaker	445	419	26	6%
Winchester	631	499	132	26%

Total	$415	$376	$39	10%

The average sales price of homes delivered increased $39,000, or 10%, to $415,000 for the year ended December 31, 2013 compared to $376,000 for the year ended December 31, 2012. The increase was across all homebuilding subsidiaries. At Pardee, prices increased in all markets during the year ended December 31, 2013 compared to the year ended December 31, 2012, but the overall average only increased 2% due to having a greater proportion of deliveries during 2013 in the lower priced Inland Empire (Riverside County) market compared to the prior year. At Winchester, the 26% increase in average sales price of homes delivered for the year ended December 31, 2013 as compared to the year ended December 31, 2012 was the result of a shift in mix to newer communities with larger square footage, as well as a shift in the product mix toward higher priced detached versus lower priced attached homes.

The variability in the number of new homes delivered, single-family home sales revenue and the average sales price of homes delivered from period to period in each respective market is due to a variety of factors, including, but not limited to: (i) local supply and demand patterns, (ii) the number of selling communities, (iii) the availability of lots in each community and (iv) macroeconomic factors. In addition to these factors, the variability in single-family home sales revenue and average sales price of homes delivered is due to changes in product type or mix, for example, between first-time homebuyer or move-up market segments and detached or attached products.

Single-Family Home Sales Revenue (dollars in thousands)

	Year Ended December 31,		Increase (Decrease)
	2013	2012	Amount	%
Maracay	$145,822	$103,222	$42,600	41%
Pardee	477,956	270,583	207,373	77%
Quadrant	116,270	121,311	(5,041)	(4%)
Trendmaker	260,566	199,933	60,633	30%
Winchester	217,816	175,547	42,269	24%

Total	$1,218,430	$870,596	$347,834	40%

Single-family home sales revenue increased $347.8 million, or 40%, to $1,218.4 million for the year ended December 31, 2013 compared to $870.6 million for the year ended December 31, 2012. The increase was primarily attributable to: (i) an increase in revenue of $235.1 million due to a 27% increase in the number of homes delivered to 2,939 for the year ended December 31, 2013 from 2,314 for the year ended December 31, 2012, and (ii) an increase in revenue of $112.7 million related to a $39,000 increase in the average sales price of homes delivered to $415,000 for the year ended December 31, 2013 from $376,000 for the year ended December 31, 2012.

Single-Family Gross Margin Percentage

	Year Ended December 31,		Increase (Decrease)
	2013	2012
Maracay	18.6%	18.0%	0.6%
Pardee	25.7%	25.3%	0.4%
Quadrant	17.3%	13.2%	4.1%
Trendmaker	20.9%	20.2%	0.7%
Winchester	20.0%	18.9%	1.1%

Total	22.0%	20.3%	1.7%

Adjusted single-family gross margin percentage (1)	24.2%	22.9%	1.3%

(1)	Non-GAAP financial measure (discussed below).

Single-family gross margin represents single-family home sales revenue less single-family home costs and impairments of single-family homebuilding inventory. Costs of single-family homes increased $258.0 million, or 37%, to $948.6 million for the year ended December 31, 2013 from $690.6 million for the year ended December 31, 2012. The increase was primarily due to a 27% increase in the number of homes delivered and a change in the product mix of homes delivered. Overall, WRECO’s single-family gross margin percentage increased to 22.0% for the year ended December 31, 2013 as compared to 20.3% for the year ended December 31, 2012 due to higher priced product mix from new selling communities and the implementation of price increases at rates that exceeded cost increases. Quadrant’s single-family gross margin percentage increased 4.1% as a result of year-over-year price increases due to a shift in market focus from value-oriented products to move-up products and due to lower impairment charges in the year ended December 31, 2013 as compared to the year ended December 31, 2012.

Excluding impairments of single-family homebuilding inventory assets and related assets and interest included in single-family home costs, adjusted single-family gross margin percentage was 24.2% for the year ended December 31, 2013, compared to 22.9% for the year ended December 31, 2012. Adjusted single-family gross margin is a non-GAAP financial measure. WRECO believes this information is meaningful to investors because it isolates the collective impact of impairment and interest charges on single-family gross margin and permits investors to make better comparisons with WRECO’s competitors, who adjust gross margins in a similar fashion.

The following table reconciles this non-GAAP financial measure to single-family gross margin, the nearest GAAP equivalent (dollars in thousands):

	Year Ended December 31,
	2013	% of Revenue	2012	% of Revenue
Single-family home sales revenue	$1,218,430	100.0%	$870,596	100.0%
Single-family home cost	(948,561)	(77.9%)	(690,578)	(79.3%)
Impairments of single-family homebuilding inventory	(1,719)	(0.1%)	(3,319)	(0.4%)

Single-family gross margin	268,150	22.0%	176,699	20.3%
Add: Impairments of single-family homebuilding inventory	1,719	0.1%	3,319	0.4%
Add: Interest amortization in single-family home cost	25,584	2.1%	19,706	2.2%

Adjusted single-family gross margin	$295,453	24.2%	$199,724	22.9%

Single-family gross margin percentage	22.0%		20.3%

Adjusted single-family gross margin percentage	24.2%		22.9%

Non-Single-Family Operations (dollars in thousands)

	Year Ended December 31,
	2013	% of Revenue	2012	% of Revenue
Non-single-family revenue	$56,282	100.0%	$199,710	100.0%
Non-single-family cost	(40,906)	(72.7%)	(121,357)	(60.8%)
Impairments of non-single-family inventory and related assets	(343,729)	n/m	(272)	(0.1%)

Non-single family gross margin	(328,353)	n/m	78,081	39.1%
Add: impairments of non-single-family and related assets	343,729	n/m	272	0.1%
Add: Interest amortization in non-single-family cost	11,087	19.7%	10,586	5.3%

Adjusted non-single-family gross margin(1)	$26,463	47.0%	$88,939	44.5%

n/m – percentage not meaningful

(1)	Non-GAAP financial measure (discussed below).

Non-single-family revenue for the year ended December 31, 2013 was $56.3 million, primarily related to the sale of residential lots in Southern California and Maryland, as well as a school site in Southern California. Non-single-family revenue for the year ended December 31, 2012 included the sale of Cross Creek Ranch, a 3,200 acre master planned community in Houston for approximately $100 million. The balance of non-single-family revenue during the year ended December 31, 2012 was primarily related to the sale of residential lots in Southern California.

Non-single-family gross margin represents non-single-family revenue less non-single-family cost. Non-single-family gross margin for the year ended December 31, 2013 was $(328.4) million compared to $78.1 million for the year ended December 31, 2012. Results for the year ended December 31, 2013 include a $343.3 million impairment charge for Coyote Springs, a large master planned community north of Las Vegas, Nevada which is excluded from the Transactions. Under the terms of the Transaction Agreement, certain assets and liabilities of WRECO and its subsidiaries will be excluded from the Transactions and retained by Weyerhaeuser, including assets and liabilities relating to Coyote Springs. During the fourth quarter of 2013, following the announcement of the Transactions, WRECO and Weyerhaeuser began exploring strategic alternatives for Coyote Springs and determined that Weyerhaeuser’s strategy for development of Coyote Springs will likely differ from WRECO’s current development plan. WRECO’s development plan was long-term in nature with development and net cash flows covering at least 15-20 years or more. The undiscounted cash flows for Coyote Springs under the WRECO development plan remained above the carrying value of the property. Weyerhaeuser’s strategy is to cease holding Coyote Springs for development and to initiate activities in the near-term to market the assets to potential third-party buyers. The undiscounted cash flows under Weyerhaeuser’s asset sale strategy were below the carrying value of the property. Consequently, WRECO recognized a non-cash charge of $343.3 million in the fourth quarter of 2013 for the impairment of Coyote Springs.

Non-single-family gross margin can vary by transaction due to a number of factors including property use (for example, residential, multi-family, commercial or civic use), regulatory approval status (for example, unentitled, tentative approval or final approval), property condition (for example, undeveloped, partially developed or finished ready for construction), on-site and off-site improvement requirements (for example, utilities or transportation) and local market demand/supply dynamics.

Excluding impairments of non-single-family homebuilding inventory assets and related assets and interest included in non-single-family costs, adjusted non-single-family gross margin percentage was 47.0% for the year ended December 31, 2013, compared to 44.5% for the year ended December 31, 2012. Adjusted non-single-family gross margin is a non-GAAP financial measure. WRECO believes this information is meaningful to investors because it isolates the collective impact of impairment and interest charges on non-single-family gross margin. The table presented above reconciles this non-GAAP financial measure to non-single-family gross margin, the nearest GAAP equivalent.

Sales and Marketing Expense (dollars in thousands)

	Year Ended December 31,		Increase (Decrease)
	2013	2012	Amount	%
Homebuilding subsidiaries:
Maracay	$12,596	$9,125	$3,471	38%
Pardee	33,976	27,068	6,908	26%
Quadrant	12,671	13,528	(857)	(6%)
Trendmaker	19,445	16,103	3,342	21%
Winchester	15,299	11,664	3,635	31%
Corporate and other	534	534	—	—%

Total	$94,521	$78,022	$16,499	21%

Sales and marketing expense increased $16.5 million, or 21%, to $94.5 million for the year ended December 31, 2013 from $78.0 million for the year ended December 31, 2012. The increase in sales and marketing expense is primarily attributable to variable costs, such as sales commissions and closing costs, related to a 27% increase in the number of homes delivered, and additional expenses associated with 49 new community openings during the year ended December 31, 2013, an increase of 75% over the year ended December 31, 2012. Pardee sales and marketing expense comprised the most significant portion of the overall year-over-year increase due to a 74% increase in the number of homes delivered and a 77% increase in single-family home sales revenue. Quadrant’s sales and marketing expenses decreased 6% year-over-year, primarily due to a 13% decrease in the number of homes delivered during the year ended December 31, 2013 as compared to the year ended December 31, 2012. While total sales and marketing expenses increased in absolute dollars, sales and marketing expense as a percent of total single-family home sales revenue declined for the year ended December 31, 2013 to 7.8% from 9.0% in the year ended December 31, 2012. The fixed component of sales and marketing expenses benefited from a 40% increase in single-family homes sales from 2012 to 2013.

General and Administrative Expense (dollars in thousands)

	Year Ended December 31,		Increase (Decrease)
	2013	2012	Amount	%
Homebuilding subsidiaries:
Maracay	$4,462	$4,153	$309	7%
Pardee	16,766	18,071	(1,305)	(7%)
Quadrant	5,984	5,348	636	12%
Trendmaker	6,164	5,768	396	7%
Winchester	6,214	6,646	(432)	(7%)
Corporate and other	34,654	35,597	(943)	(3%)

Total	$74,244	$75,583	($1,339)	(2%)

General and administrative expense decreased $1.3 million, or 2%, to $74.2 million for the year ended December 31, 2013 from $75.6 million for the year ended December 31, 2012. For the years ended December 31, 2013 and 2012, WRECO incurred $22.9 million and $20.5 million, respectively, of allocated corporate general and administrative expenses from Weyerhaeuser, a 12% increase year-over-year. Direct general and administrative expenses decreased $3.7 million for the year ended December 31, 2013 compared to the year ended December 31, 2012, primarily due to lower employee variable compensation costs. General and administrative expense as a percentage of total single-family home sales revenue was 6.1% and 8.7% for the years ended December 31, 2013 and 2012, respectively. The primarily fixed nature of general and administrative costs benefited from a 40% increase in single-family homes sales from 2012 to 2013.

Restructuring Costs

Restructuring costs for the year ended December 31, 2013 totaled $10.9 million compared with $2.5 million for the year ended December 31, 2012. The $8.4 million increase includes a $5.1 million increase in employee-related costs such as severance and retention, primarily incurred in connection the pending Transactions, and a $3.3 million increase in lease termination costs related to contract terminations resulting from general cost reduction initiatives.

Other Income (Expense)

Other income for the year ended December 31, 2013 totaled $2.5 million compared with $0.9 million for the year ended December 31, 2012. The $1.6 million increase is primarily attributable to a $1.8 million increase in interest income on outstanding notes receivable, a $1.6 million increase in marketing fee income, a $1.4 million decrease in interest expense and a $2.5 million decrease in earnings from unconsolidated entities. During 2013, WRECO entered into joint marketing agreements with certain preferred lenders. Similar activities had previously occurred within a partnership with a preferred lender. This change resulted in an increase in marketing fee income and a decrease in earnings from unconsolidated entities for the year ended December 31, 2013, as compared to the year ended December 31, 2012.

Interest incurred for the year ended December 31, 2013 totaled $22.7 million, of which $19.1 million was capitalized to inventory in process of construction or development, including both real estate under development and land under development, leaving $3.6 million not eligible for capitalization that was expensed. Interest incurred for the year ended December 31, 2012 totaled $27.1 million, of which $22.1 million was capitalized to inventory in process of construction or development, leaving $5.0 million not eligible for capitalization that was expensed. The period over period decrease in total interest incurred was the result of varying interest rates on the mix of average outstanding debt.

Income Tax Expense

The benefit for income taxes in 2013 is due to the loss from continuing operations before taxes. The 2013 effective tax rate decreased to 36.3% from 39.1% in 2012 due primarily to a reduction in state income taxes in 2013 resulting from a change in WRECO’s revenue mix by state, partially offset by an increase to the rate (providing an increase in the tax benefit when applied to the pretax loss) for federal tax credits.

Net Earnings from discontinued operations

Net earnings from discontinued operations were $1.8 million for the year ended December 31, 2013 compared to $0.8 million for the year ended December 31, 2012. 2013 included a $1.9 million gain on the sale of WRI to Weyerhaeuser NR.

Net Earnings Attributable to Common Shareholder

As a result of the foregoing factors, net earnings (loss) attributable to common shareholder for the year ended December 31, 2013 were $(149.5) million compared with $61.5 million for the year ended December 31, 2012.

Lots Owned and Controlled

WRECO acquires land pursuant to purchase contracts and option contracts, typically at fixed prices. Option contracts may require refundable or non-refundable deposits, which vary by transaction, and permit, but do not obligate, WRECO to acquire the land. The term within which WRECO can exercise its option varies by transaction and the closing of the acquisition is often contingent upon the completion of necessary entitlement or infrastructure improvements. Depending upon the transaction, WRECO may acquire all of the land at one time or it may have the right to acquire a specified number of lots over agreed upon intervals. The following table summarizes lots owned and controlled by homebuilding subsidiary as of December 31, 2013 and December 31, 2012:

	As of December 31,		Increase (Decrease)
	2013	2012	Amount	%
Lots owned
Maracay	1,118	735	383	52%
Pardee (1)	28,636	29,805	(1,169)	(4)%
Quadrant	864	910	(46)	(5)%
Trendmaker	679	567	112	20%
Winchester	2,105	2,190	(85)	(4)%

Total	33,402	34,207	(805)	(2)%

Lots controlled (2)
Maracay	1,189	845	344	41%
Pardee (1)	57,439	56,821	618	1%
Quadrant	520	496	24	5%
Trendmaker	1,074	1,014	60	6%
Winchester	1,088	914	174	19%

Total	61,310	60,090	1,220	2%

Total lots owned and controlled	94,712	94,297	415	0%

(1)	Includes 10,686 lots owned and 56,413 lots controlled that are expected to be transferred to Weyerhaeuser and its subsidiaries by WRECO as a result of the REB Transfers. See “The Transaction Agreement – Transfers of Certain Assets and Assumption of Certain Liabilities”.
(2)	Lots controlled include lots under purchase agreements or option contracts, but excludes lots subject to non-binding agreements such as letters of intent. There can be no assurance that WRECO will acquire these lots on the terms or timing anticipated, or at all, or that WRECO will proceed to build and sell homes on any of these lots.

Comparing the Years Ended December 31, 2012 and 2011

Single-Family Net New Home Orders, Monthly Absorption Rate and Cancellation Rate

	Single-family Net New Home Orders				Monthly Absorption Rate		Cancellation Rate
	Year Ended December 31,		Increase (Decrease)		Year Ended December 31,		Year Ended December 31,
	2012	2011	Amount	%	2012	2011	2012	2011
Maracay	420	242	178	74%	3.5	1.8	8%	9%
Pardee	915	545	370	68%	4.5	2.7	16%	22%
Quadrant	419	353	66	19%	3.2	2.0	26%	21%
Trendmaker	522	481	41	9%	2.4	2.2	12%	13%
Winchester	389	281	108	38%	2.0	1.8	7%	2%

Total	2,665	1,902	763	40%	3.1	2.1	15%	16%

Net new home orders for the year ended December 31, 2012 increased 763, or 40%, to 2,665 compared to 1,902 during the same period in 2011. The year-over-year increase was driven by higher net new home order activity among all homebuilding subsidiaries, with the most significant increases occurring at Maracay and Pardee as a result of improved market conditions in both Arizona and California.

WRECO’s absorption rate increased to 3.1 net new home orders per month for the year ended December 31, 2012 compared to 2.1 net new home orders per month for the year ended December 31, 2011. Each of WRECO’s subsidiaries experienced year-over-year increases due to the improved market conditions for housing, particularly in Arizona and California. The absorption rate for Maracay increased 94% to 3.5 net new home orders per month for the year ended December 31, 2012 from 1.8 net new home orders per month for the year ended December 31, 2011, while the absorption rate for Pardee increased 67% to 4.5 net new orders per month for the year ended December 31, 2012 from 2.7 net new home orders per month for the year ended December 31, 2011.

WRECO’s cancellation rate of homebuyers who contracted to buy a home but did not close escrow (as a percentage of overall orders) was 15% for the year ended December 31, 2012 compared to 16% for the year ended December 31, 2011. The decrease in cancellation rate at Pardee to 16% for the year ended December 31, 2012 from 22% for the year ended December 31, 2011 reflects improved market conditions. The increase in cancellation rate at Quadrant to 26% for the year ended December 31, 2012 from 21% for the year ended December 31, 2011 relates to its shift in market focus from value-oriented product to the move-up segment. Winchester’s cancellation rate was 7% for the year ended December 31, 2012 as compared to an unusually low 2% for the year ended December 31, 2011. Management believes that the higher cancellation rate during 2012 is more representative of the cancellation rate that Winchester is likely to experience given its target market and homebuyer profile.

Average Selling Communities

	Year Ended December 31,		Increase (Decrease)
	2012	2011	Amount	%
Maracay	10	11	(1)	(9)%
Pardee	17	17	—	0%
Quadrant	11	15	(4)	(27)%
Trendmaker	18	18	—	0%
Winchester	16	13	3	23%

Total	72	74	(2)	(3)%

Selling communities at end of the year	68	69	(1)	(1)%

WRECO’s homebuilding subsidiaries opened 31 new communities and closed 32 during the year ended December 31, 2012. The average number of selling communities was 72 for the year ended December 31, 2012, a slight decrease from 74 for the year ended December 31, 2011. The number of selling communities at the end of the year was 68 as of December 31, 2012 compared to 69 as of December 31, 2011.

The decrease in selling communities reflects the net effect of new community openings and community closings that occurred throughout the year. The average number of selling communities for the period is also affected by the timing of new community openings and community closings. Maracay opened three new communities and closed seven in 2012, ending the year with seven selling communities. Pardee opened 11 new communities and closed six in 2012, ending the year with 18 selling communities. Quadrant opened five new communities and closed 10 in 2012, ending the year with eight selling communities. Trendmaker opened five new communities and closed three in 2012, ending the year with 20 selling communities. Winchester opened seven new communities and closed six in 2012, ending the year with 15 selling communities.

Backlog Units

	December 31,		Increase (Decrease)
	2012	2011	Amount	%
Maracay	91	60	31	52%
Pardee	311	77	234	304%
Quadrant	105	101	4	4%
Trendmaker	158	113	45	40%
Winchester	116	79	37	47%

Total	781	430	351	82%

The increase in backlog units of 351 homes was driven primarily by a 40% increase in net new home orders during the year ended December 31, 2012 as compared to the prior year, when the backlog levels were unusually low as a result of the overall industry market conditions. The 304% increase in backlog units at Pardee as of December 31, 2012 compared to December 31, 2011 relates to an increase in net new home orders and an increase of five open selling communities as of December 31, 2012 compared to December 31, 2011.

Backlog Dollar Value (dollars in thousands)

	December 31,		Increase (Decrease)
	2012	2011	Amount	%
Maracay	$24,761	$16,037	$8,724	54%
Pardee	129,770	35,152	94,618	269%
Quadrant	32,106	28,517	3,589	13%
Trendmaker	70,326	44,925	25,401	57%
Winchester	85,534	42,874	42,660	100%

Total	$342,497	$167,505	$174,992	104%

The dollar value of backlog increased $175.0 million, or 104%, to $340.7 million as of December 31, 2012 from $167.5 million as of December 31, 2011. The increase in dollar value of backlog reflects an increase in the number of homes in backlog and an increase in the average sales price of backlog. The average sales price of backlog increased $49,000, or 13%, to $439,000 as of December 31, 2012 compared to $390,000 as of December 31, 2011. The increase in average sales price of homes in backlog is attributable to the introduction of new product with larger square footage at higher prices in newly opened selling communities and higher prices at existing communities from price increases.

At Maracay, the dollar value of backlog increased 54% to $24.8 million as of December 31, 2012 from $16.0 million as of December 31, 2011, which is attributable to a 52% increase in the number of homes in backlog and a 2% increase in the average sales price of homes in backlog to $272,000 as of December 31, 2012 compared to $267,000 as of December 31, 2011.

At Pardee, the dollar value of backlog increased 269% to $129.8 million as of December 31, 2012 from $35.2 million as of December 31, 2011, which is attributable to a 304% increase in the number of homes in backlog, offset by a 9% decrease in the average sales price of homes in backlog to $417,000 as of December 31, 2012 compared to $457,000 as of December 31, 2011. The decrease in the average sales price in backlog is due to a regional shift of units in backlog to the lower priced Las Vegas market from the higher priced San Diego market.

At Quadrant, the dollar value of backlog increased 13% to $32.1 million as of December 31, 2012 from $28.5 million as of December 31, 2011, which is attributable to a 9% increase in the average sales price of homes in backlog to $306,000 as of December 31, 2012 compared to $282,000 as of December 31, 2011 and a 4% increase in the number of homes in backlog. The increase in the average sales price in backlog is due to higher average sales prices in new selling communities opened in 2012.

At Trendmaker, the dollar value of backlog increased 57% to $70.3 million as of December 31, 2012 from $44.9 million as of December 31, 2011, which is attributable to a 40% increase in the number of homes in backlog and a 12% increase in the average sales price of homes in backlog to $445,000 as of December 31, 2012 compared to $398,000 as of December 31, 2011. The increase in the average sales price in backlog is due to higher average sales prices in new selling communities opened in 2012 as well as improved conditions in the Houston market.

At Winchester, the dollar value of backlog increased 100% to $85.5 million as of December 31, 2012 from $42.9 million as of December 31, 2011, which is attributable to a 47% increase in the number of homes in backlog and a 36% increase in the average sales price of homes in backlog to $737,000 as of December 31, 2012 compared to $543,000 as of December 31, 2011. The increase in the average sales price in backlog is attributable to higher average prices in selling communities opened in 2012 as well as a change in product mix to higher price homes.

New Homes Delivered

	Year Ended December 31,		Increase (Decrease)
	2012	2011	Amount	%
Maracay	389	221	168	76%
Pardee	681	585	96	16%
Quadrant	415	340	75	22%
Trendmaker	477	453	24	5%
Winchester	352	313	39	12%

Total	2,314	1,912	402	21%

New homes delivered increased by 402, or 21%, to 2,314 for the year ended December 31, 2012 compared to 1,912 for the prior year. The increase in new home deliveries was primarily attributable to an increase in net new home orders, partially offset by an increase in units in backlog as a result of the factors discussed above.

Average Sales Price of Homes Delivered (dollars in thousands)

	Year Ended December 31,		Increase (Decrease)
	2012	2011	Amount	%
Maracay	$265	$271	$(6)	(2)%
Pardee	$397	$436	$(39)	(9)%
Quadrant	$292	$282	$10	4%
Trendmaker	$419	$387	$32	8%
Winchester	$499	$582	$(83)	(14)%

Total	$376	$402	$(26)	(6)%

The average sales price of homes delivered decreased $26,000, or 6%, to $376,000 for the year ended December 31, 2012 compared to $402,000 for the year ended December 31, 2011, primarily as a result of lower average sales prices at Pardee and Winchester.

At Pardee, the average sales price of homes delivered decreased $39,000, or 9%, primarily due to a regional shift to the lower priced Inland Empire market from the higher priced San Diego market.

At Winchester, the average sales price of homes delivered decreased $83,000, or 14%, to $499,000 for the year ended December 31, 2012 compared to $582,000 for the year ended December 31, 2011 primarily due to a shift in product mix toward lower priced attached versus detached homes.

Single-Family Home Sales Revenue (dollars in thousands)

	Year Ended December 31,		Increase (Decrease)
	2012	2011	Amount	%
Maracay	$103,222	$59,836	$43,386	73%
Pardee	270,583	255,095	15,488	6%
Quadrant	121,311	95,733	25,578	27%
Trendmaker	199,933	175,378	24,555	14%
Winchester	175,547	182,029	(6,482)	(4)%

Total	$870,596	$768,071	$102,525	13%

Single-family home sales revenue increased $102.5 million, or 13%, to $870.6 million for the year ended December 31, 2012 compared to $768.1 million for the year ended December 31, 2011. The increase was primarily attributable to an increase in revenue of $161.5 million due to a 21% increase in the number of homes delivered to 2,314 for the year ended December 31, 2012 from 1,912 for the prior year. This increase was partially offset by a decrease in revenue of $59.0 million related to a decrease in the average sales price of homes delivered of $26,000 per unit to $376,000 for the year ended December 31, 2012 from $402,000 for the prior year. Price decreases at Maracay, Pardee, and Winchester, more than offset price increases at Quadrant and Trendmaker for the year ended December 31, 2012 as compared with the prior year. In addition, the average price decreased due to a shift in the product mix of home deliveries to lower priced markets from higher priced markets.

Single-Family Gross Margin Percentage

	Year Ended December 31,		Increase (Decrease)
	2012	2011
Maracay	18.0%	12.4%	5.6%
Pardee	25.3%	32.0%	(6.7)%
Quadrant	13.2%	6.7%	6.5%
Trendmaker	20.2%	17.8%	2.4%
Winchester	18.9%	22.7%	(3.8)%

Total	20.3%	21.9%	(1.6)%

Adjusted single-family gross margin percentage (1)	22.9%	25.6%	(2.7)%

(1)	Non-GAAP financial measure (discussed below).

Single-family gross margin represents single-family home sales revenue less single-family home costs and impairments of single-family homebuilding inventory. Single-family homes costs increased $101.0 million, or 17%, to $690.6 million for the year ended December 31, 2012 from $589.6 million for the year ended December 31, 2011. The increase is primarily due to a 21% increase in the number of homes delivered, partially offset by a proportional increase of deliveries in markets with lower average per unit gross margins.

The single-family gross margin percentage decreased to 20.3% for the year ended December 31, 2012 from 21.9% for the year ended December 31, 2011. The decrease is primarily due to a shift in product mix at Pardee to the lower margin Inland Empire market and at Winchester to lower margin attached product. This decrease was partially offset by higher margins at Quadrant and Maracay primarily due to lower impairments for the year ended December 31, 2012 as compared to 2011. The impairment charge in 2011 was primarily related to the impairment of two individual communities. A $2.0 million impairment at Maracay was triggered by price reductions in a community in response to local market conditions. A $6.1 million impairment at Quadrant was triggered by slower than expected new orders in a community as a result of local market conditions and management’s decision to market the community for sale.

Excluding impairments of single-family homebuilding inventory and related assets and interest in single-family home costs, the adjusted single-family gross margin percentage was 22.9% for the year ended December 31, 2012, compared to 25.6% for the year ended December 31, 2011. Adjusted single-family gross margin is a non-GAAP financial measure. WRECO management believes this information is meaningful to investors because it isolates the collective impact of these impairment and interest charges on single-family gross margin and permits investors to make better comparisons with WRECO’s competitors, who adjust gross margins in a similar fashion.

The following table reconciles this non-GAAP financial measure to single-family gross margin, the nearest GAAP equivalent (dollars in thousands):

	Year Ended December 31,
	2012	% of Revenue	2011	% of Revenue
Single-family home sales revenue	$870,596	100.0%	$768,071	100.0%
Single-family home cost	(690,578)	(79.3)%	(589,574)	(76.8)%
Impairments of single-family homebuilding inventory	(3,319)	(0.4)%	(10,399)	(1.3)%

Single-family gross margin	176,699	20.3%	168,098	21.9%
Add: Impairments of single-family homebuilding inventory	3,319	0.4%	10,399	1.3%
Add: Interest amortization in single-family home cost	19,706	2.2%	18,367	2.4%

Adjusted single-family gross margin	$199,724	22.9%	$196,864	25.6%

Single-family gross margin percentage	20.3%		21.9%

Adjusted single-family gross margin percentage	22.9%		25.6%

Non-Single-Family Operations (dollars in thousands)

	Year Ended December 31,
	2012	% of Revenue	2011	% of Revenue
Non-single-family revenue	$199,710	100.0%	$69,674	100.0%
Non-single-family cost	(121,357)	(60.8)%	(39,224)	(56.3)%
Impairments of non-single-family inventory and related assets	(272)	(0.1%)	(620)	(0.9%)

Non-single family gross margin	$78,081	39.1%	$29,830	42.8%
Add: impairments of non-single-family and related assets	272	0.1%	620	0.9%
Add: Interest amortization in non-single-family cost	10,586	5.3%	4,924	7.1%

Adjusted non-single-family gross margin(1)	$88,939	44.5%	$35,374	50.8%

(1)	Non-GAAP financial measure (discussed below).

Non-single-family revenue for the year ended December 31, 2012 was $199.7 million, primarily related to the sale of Cross Creek Ranch, a 3,200 acre master planned community in Houston for approximately $100 million. The balance of the activity during 2012 included approximately $86 million in revenue from the sale of a multi-family site and two commercial sites in Southern California. Non-single-family revenue for the year ended December 31, 2011 was $69.7 million primarily due to the sale of residential lots in California, Texas and Washington and an acreage sale in Northern California.

Non-single-family gross margin represents non-single-family revenue less non-single-family cost. For the year ended December 31, 2012, non-single-family gross margin was $78.1 million compared to $29.8 million for the year ended December 31, 2011. Non-single-family gross margin can vary by transaction due to a number of factors including property use (for example, residential, multi-family, commercial or civic use), regulatory approval status (for example, unentitled, tentative approval or final approval), property condition (for example, undeveloped, partially developed or finished ready for construction), on-site and off-site improvement requirements (for example, utilities or transportation) and local market demand/supply dynamics.

Excluding impairments of non-single-family homebuilding inventory assets and related assets and interest included in non-single-family costs, adjusted non-single-family gross margin percentage was 44.5% for the year ended December 31, 2012, compared to 50.8% for the year ended December 31, 2011. Adjusted non-single-family gross margin is a non-GAAP financial measure. WRECO believes this information is meaningful to investors because it isolates the collective impact of impairment and interest charges on non-single-family gross margin. The table presented above reconciles this non-GAAP financial measure to non-single-family gross margin, the nearest GAAP equivalent.

Sales and Marketing Expense (dollars in thousands)

	Year Ended December 31,		Increase (Decrease)
	2012	2011	Amount	%
Homebuilding subsidiaries:
Maracay	$9,125	$6,957	$2,168	31%
Pardee	27,068	23,626	3,442	15%
Quadrant	13,528	13,737	(209)	(2)%
Trendmaker	16,103	15,163	940	6%
Winchester	11,664	11,226	438	4%
Corporate and other	534	878	(344)	(39)%

Total	$78,022	$71,587	$6,435	9%

Sales and marketing expense increased $6.4 million, or 9%, to $78.0 million for the year ended December 31, 2012 from $71.6 million for the year ended December 31, 2011. The increase in sales and marketing expense was primarily attributable to higher commission expense due to an increase in the number of homes delivered. Sales and marketing expense was 9.0% and 9.3% of total single-family home sales revenue for the year ended December 31, 2012 and December 31, 2011, respectively.

General and Administrative Expense (dollars in thousands)

	Year Ended December 31,		Increase (Decrease)
	2012	2011	Amount	%
Homebuilding subsidiaries:
Maracay	$4,153	$2,856	$1,297	45%
Pardee	18,071	23,807	(5,736)	(24)%
Quadrant	5,348	5,546	(198)	(4)%
Trendmaker	5,768	4,426	1,342	30%
Winchester	6,646	6,321	325	5%
Corporate and other	35,597	28,392	7,205	25%

Total	$75,583	$71,348	$4,235	6%

General and administrative expense increased $4.2 million, or 6%, to $75.6 million for the year ended December 31, 2012 from $71.3 million for the year ended December 31, 2011. The increase was attributable to the $7.2 million increase in corporate and other, which was primarily due to a $3.2 million increase in allocated corporate general and administrative expenses from Weyerhaeuser and a $2.5 million increase in WRECO corporate general and administrative expense, in each case primarily due to increased employee variable compensation due to year-over-year improved performance. The $5.7 million decrease at Pardee was the result of organizational changes and realignment of administrative functions. For the years ended December 31, 2012 and 2011, WRECO incurred a total of $20.5 million and $17.3 million, respectively, of allocated corporate general and administrative expenses from Weyerhaeuser. General and administrative expense as a percentage of total single-family home sales revenue was 8.7% and 9.3% for the year ended December 31, 2012 and December 31, 2011, respectively.

Other Income (Expense)

Other income for the year ended December 31, 2012 totaled $0.9 million compared with other income of $2.1 million for the year ended December 31, 2011. The decrease of $1.2 million was primarily attributable to a $2.8 million increase in interest expense, partially offset by a $0.9 million increase in earnings from unconsolidated entities.

Interest incurred for the year ended December 31, 2012 totaled $27.1 million, of which $22.1 million was capitalized to inventory in process of construction or development, including both real estate under development and land under development, leaving $5.0 million not eligible for capitalization that was expensed. Interest incurred for the year ended December 31, 2011 totaled $23.7 million, of which $21.5 million was capitalized to inventory in process of construction or development, leaving $2.2 million not eligible for capitalization that was expensed. The year-over-year increase in total interest incurred was the result of higher average outstanding debt.

Income Tax Expense

Income tax expense increased $19.6 million, or 102%, to $38.9 million for the year ended December 31, 2012 from $19.3 million for the year ended December 31, 2011. The increase in income tax expense was primarily attributable to higher earnings from continuing operations before taxes. The 2012 effective tax rate increased to 39.1% from 35.6% in 2011 primarily due to the expiration of federal tax credits in 2012, along with a decrease in our state deferred tax asset due to a California law change.

Net Earnings Attributable to Common Shareholder

As a result of the foregoing factors, net earnings attributable to common shareholder for the year ended December 31, 2012 was $61.5 million compared to $35.5 million for the year ended December 31, 2011.

Lots Owned and Controlled

The following table summarizes lots owned and controlled by homebuilding subsidiary as of December 31, 2012 and December 31, 2011:

	As of December 31,		Increase (Decrease)
	2012	2011	Amount	%
Lots owned
Maracay	735	335	400	119%
Pardee (1)	29,805	31,142	(1,337)	(4)%
Quadrant	910	919	(9)	(1)%
Trendmaker	567	909	(342)	(38)%
Winchester	2,190	1,533	657	43%

Total	34,207	34,838	(631)	(2)%

Lots controlled (2)
Maracay	845	625	220	35%
Pardee (1)	56,821	57,117	(296)	(1)%
Quadrant	496	237	259	109%
Trendmaker	1,014	4,386	(3,372)	(77)%
Winchester	914	1,451	(537)	(37)%

Total	60,090	63,816	(3,726)	(6)%

Total lots owned and controlled	94,297	98,654	(4,357)	(4)%

(1)	Includes 10,686 lots owned and 56,413 lots controlled that are expected to be transferred to Weyerhaeuser and its subsidiaries by WRECO as a result of the REB Transfers. See “The Transaction Agreement – Transfers of Certain Assets and Assumption of Certain Liabilities”.
(2)	Lots controlled include lots under purchase agreements or option contracts, but excludes lots subject to non-binding agreements such as letters of intent. There can be no assurance that WRECO will acquire these lots on the terms or timing anticipated, or at all, or that WRECO will proceed to build and sell homes on any of these lots.

Liquidity and Capital Resources

Overview

WRECO’s principal use of its liquidity and capital for the year ended December 31, 2013 was to support its operations, including land acquisition, land development, home construction, operating expenses and the payment of routine liabilities. WRECO uses funds generated by operations and borrowings from Weyerhaeuser to meet its short-term working capital requirements. WRECO’s management is focused on generating positive margins and maintaining controls on expenditures, including those related to land acquisition, development and home construction in order to maintain a strong balance sheet.

Cash flows for each of WRECO’s communities depend on their stage in the development cycle and can differ substantially from reported earnings. In addition, cash flows are affected by the stage of the business cycle the real estate and homebuilding industry is in, as expansion through increased community count requires an incremental investment of cash. Early stages of development or expansion require significant cash outlays for land acquisition, entitlement and other approvals, development of roads, utilities, general landscaping and other amenities, as well as the construction of model homes. As part of its business of developing master planned communities, WRECO also sells lots to other homebuilders and land to multi-family or commercial developers with a focus on generating positive margins and increasing the returns on these investments. The sale of land and lots generates cash for reinvestment of capital in communities, funds growth and services other corporate needs.

The availability of substantially completed lots in desirable locations is becoming more limited and competitive. As a result, the amount of spending on land development is increasing as purchases of undeveloped land or partially finished lots increases. WRECO intends to use cash generated from the sale of inventory, including land and lots in its master planned communities, net of debt service obligations, to acquire and develop well positioned land in its existing markets, as well as for other operating purposes. WRECO’s management believes this reinvestment will create opportunities to generate desired margins and help expand its operations to meet market demand.

Weyerhaeuser manages WRECO’s cash balances. As part of its cash management strategy, Weyerhaeuser may choose to fund WRECO’s cash needs through affiliated entities in lieu of utilizing existing third-party borrowing capacity or arranging for new borrowings, such as a credit facility, on WRECO’s behalf. WRECO has a revolving promissory note payable to Weyerhaeuser as a result of this activity. The promissory note will be extinguished in connection with the Transactions. See “The Transactions” for more details on the extinguishment of the promissory note in connection with the Transactions. Following the consummation of the Transactions, WRECO expects, based on discussions with TRI Pointe regarding post-closing liquidity of the combined businesses, to use funds generated by operations and the proceeds from the New Debt that are not paid to WNR to meet its short-term working capital requirements. TRI Pointe also expects to deploy its sources of liquidity and capital, including borrowings under the Revolving Credit Agreement or a new credit facility, to replace the funding previously provided to WRECO by Weyerhaeuser.

Debt Payable to Weyerhaeuser

WRECO’s debt payable to Weyerhaeuser was $834.6 million as of December 31, 2013 at an interest rate of 1.87%. The debt payable to Weyerhaeuser as of December 31, 2012 was $689.6 million at an interest rate of 1.92%. The interest rate and terms of the revolving promissory note payable to Weyerhaeuser are reviewed annually. The current expiration is the earlier of December 31, 2014 and the Closing Date. See Note 11: Relationship and Transactions with Weyerhaeuser to WRECO’s audited consolidated financial statements included in this document and “The Transactions” for more information.

Debt Payable to Third Parties

WRECO had fully paid all outstanding debt payable to third parties as of December 31, 2013. Debt payable to third parties at December 31, 2012 was $109.3 million consisting of medium-term notes at a weighted average interest rate of 6.15% and a bond at a rate of 0.25%.

        In connection with the Transactions, WRECO will incur $800 million or more in aggregate principal amount of debt financing in the form of (i) debt securities, (ii) the Senior Unsecured Bridge Facility or (iii) a combination thereof, which debt will be an obligation of WRECO and will be guaranteed by WRECO’s material wholly owned subsidiaries (and after the consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions. See “Debt Financing” for more information.

Revolving Credit Facility

During 2013, WRECO entered into a new $1.0 billion five year senior unsecured revolving credit facility jointly with Weyerhaeuser that expires in September 2018. This replaces a $1.0 billion revolving credit facility that was set to expire in June 2015. Conditions of the line of credit include that WRECO can borrow up to $50.0 million under this credit facility and neither of the entities is a guarantor of the borrowing of the other.

Borrowings under the revolving credit facility are at LIBOR plus a spread or at other interest rates mutually agreed upon between the borrower and the lending banks. There were no net proceeds from borrowings under the available credit facility as of December 31, 2013, December 31, 2012, or December 31, 2011. As of December 31, 2013, WRECO was in compliance with the credit facility covenants. See Note 12: Debt and Revolving Lines of Credit to WRECO’s audited consolidated financial statements included in this document for more information.

Upon the consummation of the Transactions, WRECO will no longer be a party to the revolving credit facility and will be unable to borrow under the facility.

Covenants

Key covenants related to WRECO’s revolving credit facility include the requirement to maintain a minimum capital base, as defined, of $100 million and ownership by Weyerhaeuser or a subsidiary of at least 79 percent of the aggregate ordinary voting power represented by the issued and outstanding capital stock of WRECO. As of December 31, 2013, WRECO had a capital base of $758.2 million, was a wholly owned subsidiary of Weyerhaeuser and therefore was in compliance with these covenants.

Debt-to-Capital

WRECO’s management believes that its leverage ratios provide useful information to the users of its financial statements regarding its financial position and cash and debt management. The ratio of debt-to-capital and the ratio of net debt-to-capital are calculated as follows (dollars in thousands):

	As of December 31, 2013	As of December 31, 2012
Debt payable to third parties	$0	$109,255
Debt payable to Weyerhaeuser	834,589	689,553
Debt (nonrecourse to WRECO) held by variable interest entities	6,571	989

Total debt	841,160	799,797
Shareholder’s interest	797,096	953,779
Noncontrolling interests	28,421	39,948

Total capital	$1,666,677	$1,793,524

Ratio of debt-to-capital (1)	50.5%	44.6%

Debt payable to third parties	$0	$109,255
Debt payable to Weyerhaeuser	834,589	689,553
Debt (nonrecourse to WRECO) held by variable interest entities	6,571	989

Total debt	841,160	799,797
Less: Cash	(4,510)	(5,212)

Net debt	836,650	794,585
Shareholder’s interest	797,096	953,779
Noncontrolling interests	28,421	39,948

Total capital	$1,662,167	$1,788,312

Ratio of net debt-to-capital (2)	50.3%	44.4%

(1)	The ratio of debt-to-capital is computed as the quotient obtained by dividing total debt by total capital.
(2)	The ratio of net debt-to-capital is computed as the quotient obtained by dividing net debt (which is total debt less cash) by total capital. The most directly comparable GAAP financial measure is the ratio of debt-to-capital. WRECO’s management believes the ratio of net debt-to-capital is a relevant financial measure for investors to understand the leverage employed in its operations and as an indicator of its ability to obtain financing. See the table above reconciling this non-GAAP financial measure to the ratio of debt-to-capital.

Cash Flows – Year Ended December 31, 2013 Compared to the Year Ended December 31, 2012

For the year ended December 31, 2013 as compared to the year ended December 31, 2012, the comparison of cash flows is as follows:

•	Net cash flow from operations decreased by $83.8 million to a use of $21.0 million in 2013 from a source of $62.8 million in 2012. Decreases in cash from operating activities included (i) a $93.7 million decrease in net proceeds from non-single-family activities, including land and lot sales, and collections on notes receivable, primarily due to the sale of a 3,200-acre master planned community in Houston in 2012; (ii) an increase in land acquisition and development spending of $79.8 million; and (iii) a $10.2 million decrease in a refund of income taxes, with a refund of $10.5 million in 2013, compared to a refund of $20.7 million in 2012. These decreases were partially offset by a $102.0 million increase in net cash from single-family operations, including a $351.7 million increase in proceeds from the sale of single-family homes primarily due to increased closings in WRECO’s homebuilding operations, net of higher construction and other costs of $249.7 million.

•	Net cash used in investing activities increased $6.2 million to $8.3 million in 2013 from $2.1 million in 2012, primarily due to an increase in property and equipment purchases to $10.4 million in 2013 from $3.5 million in 2012. These additional purchases related to both model furnishings acquired for new selling communities and leasehold improvements made in connection with regional office relocations.

•	Net cash flow from financing activities increased $87.3 million to $28.6 million in 2013 from a use of $58.7 million in 2012. The change was primarily the result of (i) a $65.9 million reduction in debt payments to third parties, with $109.9 million of payments made in 2013 and $175.8 million paid in 2012; (ii) a $24.2 million increase in net borrowings of intercompany debt with Weyerhaeuser to $145.0 million in 2013 from $120.8 million in 2012; and (iii) a $9.6 million increase in book overdrafts to $6.8 million in 2013 from ($2.8) million in 2012; partially offset by (iv) a $11.6 million increase in the payment of returns of capital to Weyerhaeuser to $13.9 million in 2013 from $2.3 million in 2012.

As of December 31, 2013 WRECO’s cash balance was $4.5 million.

Cash Flows – Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

For the year ended December 31, 2012 as compared to the year ended December 31, 2011, the comparison of cash flows is as follows:

•	Net cash flow provided by operations increased by $45.9 million to $62.8 million in 2012 compared to $16.9 million in 2011. Increases in cash from operating activities included (i) a $45.0 million increase in cash from single-family operations with a $106.6 million increase in proceeds from the sale of single family homes primarily due to increased closings in WRECO’s homebuilding operations, net of $61.6 million in higher construction and other costs; (ii) a $74.9 million increase in net proceeds from non-single family activities, including land and lot sales and collections on notes receivable, primarily due to the sale of a 3,200-acre master planned community in Houston in 2012; (iii) a $34.0 million increase in cash receipts related to income taxes with the receipt of a net income tax refund of $20.7 million in 2012 compared to a payment of $13.3 million in 2011; and (iv) a $32.1 million reduction in the payment for a 2011 legal settlement relating to the South Edge partnership; partially offset by (v) a $136.2 million increase in land acquisition and development spending. For more details on the 2011 legal settlement, see Note 16: Commitments and Contingent Liabilities to WRECO’s audited consolidated financial statements included in this document.

•	Net cash used by investing activities was comparable with a net use of $2.1 million in 2012 compared to a net use of $2.8 million in 2011.

•	Net cash used by financing activities increased $46.7 million to $58.7 million in 2012 from $12.0 million in 2011. The additional use of cash was primarily due to (i) a $110.9 million increase in payments on debt payable to third parties to $175.8 million in 2012 from $64.9 million in 2011, partially offset by (ii) a $60.3 million increase in net borrowings of intercompany debt with Weyerhaeuser to $120.8 million in 2012 from $60.5 million in 2011, and (iii) a $10.6 million reduction in the payment of returns of capital to Weyerhaeuser to $2.3 million in 2012 from $12.9 million in 2011.

As of December 31, 2012, WRECO’s cash balance was $5.2 million.

Off-Balance Sheet Arrangements and Contractual Obligations

WRECO’s Contractual Obligations and Commercial Commitments

For more details about WRECO’s contractual obligations and commercial commitments see Note 11: Relationship and Transactions with Weyerhaeuser, Note 12: Debt and Revolving Lines of Credit and Note 22: Income Taxes to WRECO’s audited consolidated financial statements included in this document.

The following table summarizes WRECO’s future estimated cash payments under existing contractual obligations as of December 31, 2013, including estimated cash payments due by period (dollars in thousands):

	Total	Payments due by Period
		2014	2015-2016	2017-2018	Beyond 2018
Debt Payable to Weyerhaeuser (1)	$834,589	$834,589	$—	$—	$—
Interest(2)	19,929	19,929	—	—	—
Operating lease obligations(3)	126,239	9,198	15,383	11,301	90,357
Land Purchase commitments(4)(5)	431,135	208,444	106,356	10,781	105,554

Total	$1,411,892	$1,072,160	$121,739	$22,082	$195,911

(1)	In connection with the Transactions, up to $739 million of WRECO’s debt payable to Weyerhaeuser will be repaid and any remaining amounts outstanding under the revolving promissory note with Weyerhaeuser (if any) will be extinguished, and WRECO will incur $800 million or more in aggregate principal amount of debt financing in the form of (i) debt securities, (ii) the Senior Unsecured Bridge Facility or (iii) a combination thereof, which debt will be an obligation of WRECO and will be guaranteed by WRECO’s material wholly owned subsidiaries (and after the consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions. See “The Transactions” and “Debt Financing” for more information.
(2)	Amounts presented for interest payments assume that all long-term debt obligations outstanding as of December 31, 2013 will remain outstanding until maturity, and interest rates on variable-rate debt in effect as of December 31, 2013 (LIBOR plus 1.70%) will remain in effect until maturity.
(3)	Operating lease commitments have not been reduced by minimum sublease rental income that is due in future periods under noncancellable sublease agreements.
(4)	Land purchase commitments represent minimum annual payments required for WRECO to retain control of land and lots under land purchase and option contracts in place as of December 31, 2013.
(5)	Land purchase commitments beyond 2018 include $105.2 million of remaining purchase commitments related to the lot option contract for Coyote Springs, which is excluded from the Transactions.

Seasonality and Cyclicality

The homebuilding industry generally exhibits seasonality. WRECO has historically experienced and in the future expects to continue to experience, variability in operating results and capital needs on a quarterly basis. Although WRECO enters into new home order contracts throughout the year, a significant portion of its order activity takes place during the spring selling season, with the corresponding deliveries taking place during the fall and early winter. WRECO’s capital needs for construction are typically greater during the spring and summer when it is building homes for delivery later in the year. Accordingly, its revenues may fluctuate significantly on a quarterly basis, and it must maintain sufficient liquidity to meet short-term operating requirements. As a result of seasonal variation, WRECO’s quarterly results of operations and its financial position at the end of a particular quarter are not necessarily representative of the results expected for the year and at year end. Additionally, the residential homebuilding and land development industry is cyclical and is substantially affected by adverse changes in general economic or business conditions that are outside of WRECO’s control. See “Risk Factors related to TRI Pointe’s Industry and Business—TRI Pointe’s business is cyclical and subject to risks associated with the real estate industry, and adverse changes in general economic or business conditions could reduce the demand for homes and have a material adverse effect on TRI Pointe”.

Off-Balance Sheet Arrangements

Off-balance sheet arrangements have not, and are not reasonably likely to, materially and adversely affect WRECO’s financial condition, results of operations or cash flows. Note 8: Variable Interest Entities, Note 12: Debt and Revolving Lines of Credit and Note 16: Commitments and Contingent Liabilities to WRECO’s audited consolidated financial statements included in this document contain WRECO’s disclosures of:

•	information regarding variable interest entities;

•	surety bonds; and

•	letters of credit and guarantees.

Environmental Matters, Legal Proceedings and Other Contingencies

See Note 16: Commitments and Contingent Liabilities to WRECO’s audited consolidated financial statements included in this document for more information.

Accounting Matters

Critical Accounting Policies

WRECO’s financial statements have been prepared in accordance with GAAP. The preparation of these financial statements requires WRECO’s management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of costs and expenses during the reporting period. On an ongoing basis, WRECO’s management evaluates its estimates and judgments, including those that impact its most critical accounting policies. Estimates and judgments are based on historical experience and various other factors that management believes to be reasonable under the circumstances. Actual results may differ from management’s estimates under different assumptions or conditions. WRECO’s accounting policies that require the most difficult subjective or complex judgments are listed below. Details about WRECO’s other significant accounting policies are in Note 1: Summary of Significant Accounting Policies to WRECO’s audited consolidated financial statements included in this document.

Inventory and Cost of Sales

Inventory consists of land, land and lots under development, homes under construction and completed homes which are stated at cost, net of impairment losses. WRECO capitalizes direct carrying costs, including interest, property taxes and related development costs to inventory. Field construction supervision and related direct overhead are also included in the capitalized cost of inventory. Direct construction costs are specifically identified and allocated to homes while other common costs, such as land, land improvements and carrying costs, are allocated to homes within a community or to lots or acreage held for sale based on total acreage in a master planned community or based on the relative sales value of homes in a residential community. The cost of inventory, including both direct construction costs and allocated land and lot costs, is recognized in cost of sales at the same time revenue is recognized and is recorded based upon total estimated costs expected to be incurred over the life of the community.

Once a parcel of land has been approved for development and the community is opened, it can typically take many years to fully develop, sell and deliver all the homes in that community depending on the number of home sites in a community and the sales and delivery pace of the homes in a community. Changes to the estimated costs are allocated to the remaining undelivered lots and homes within their respective community. The estimation and allocation of these costs requires a substantial degree of judgment by management.

The estimation process involved in determining relative sales or fair values is inherently uncertain because it involves estimating future sales values of homes before delivery. Additionally, in determining the allocation of costs to a particular land parcel or individual home, WRECO relies on project budgets that are based on a variety of assumptions, including assumptions about construction schedules and future costs to be incurred. It is common that actual results differ from budgeted amounts for various reasons, including construction delays, increases in costs that have not been committed or unforeseen issues encountered during construction that fall outside the scope of existing contracts, or costs that come in less than originally anticipated. While the actual results for a particular construction project are accurately reported over time, a variance between the budget and actual costs could result in the understatement or overstatement of costs and have a related impact on gross margins between reporting periods. To reduce the potential for such variances, WRECO has procedures that have been applied on a consistent basis, including assessing and revising project budgets on a periodic basis, obtaining commitments from subcontractors and vendors for future costs to be incurred and utilizing the most recent information available to estimate costs.

Impairments

Each quarter, the performance and outlook of inventory is reviewed for indicators of potential impairment. WRECO’s inventory includes residential homes under construction and completed homes, land and lots under development, and land held for future use. In addition, WRECO’s inventory is comprised of master planned communities owned by WRECO, individual subdivisions within master planned communities owned by third parties and standalone communities. Master planned communities typically include several product segments such as residential, active adult, retail and commercial. WRECO generally reviews inventory for impairment indicators at either the master planned or individual community level. In reviewing each of WRECO’s communities, WRECO determines if impairment indicators exist on inventory held and used by analyzing a variety of factors including, but not limited to, the following:

•	gross margins and selling costs on homes closed in recent months;

•	projected gross margins and selling costs on homes sold but not closed;

•	projected gross margins and selling costs based on operating budgets;

•	competitor pricing and incentives in the same or nearby communities;

•	trends in average selling prices, discounts, incentives, sales velocity and cancellations;

•	sales absorption rates;

•	performance of other communities in nearby locations;

•	significant changes in the development plan for the community; and

•	changes in the strategic alternatives for or WRECO’s strategic intent with respect to the community.

When indicators of impairment are present for a community, WRECO performs an impairment evaluation of the community. In addition, WRECO periodically reviews certain future master planned communities and land held for future use regardless of whether an impairment indicator is present. As part of WRECO’s impairment evaluation and WRECO’s periodic analysis of land held for future use, WRECO determines whether the undiscounted net cash flows estimated to be generated by those assets are less than their carrying amounts, and if so, impairment charges are recorded if the fair value of such assets is less than their carrying amounts. These estimates of cash flows are significantly impacted by community specific factors that include:

•	estimates of the amounts and timing of future revenues;

•	estimates of the amounts and timing of future land development, materials, labor, contractor, and interest costs;

•	community location and desirability, including availability of schools, retail mass transit and other services;

•	local economic and demographic trends regarding employment, new jobs and taxes;

•	variety of product types offered in the area;

•	competitor presence, product types, future competition, pricing, incentives and discounts; and

•	land availability, number of lots WRECO owns or control, entitlement restrictions and alternative uses.

For those assets deemed to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. WRECO generally uses the income approach to determine the fair value of WRECO’s land held for future use and land and lots in process of development. The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The fair value measurement is based on the value indicated by current market expectations regarding those future estimated cash inflows and outflows. WRECO uses present value techniques based on discounting the estimated cash flows at a rate commensurate with the inherent risks associated with the assets and related estimated cash flow streams. The income approach relies on management judgment regarding the various inputs to the undiscounted cash flow forecasts. When an impairment charge for a community is determined, the charge is then allocated to each lot in the community in the same manner as land and development costs are allocated to each lot.

The homebuilding impairment charge in 2013 is primarily related to the impairment of Coyote Springs. Under the terms of the Transaction Agreement, certain of WRECO’s consolidated assets and liabilities will be excluded from the transaction and retained by Weyerhaeuser, including assets and liabilities relating to Coyote Springs. During the fourth quarter of 2013, following the announcement of the Transactions, WRECO and Weyerhaeuser began exploring strategic alternatives for Coyote Springs and determined that Weyerhaeuser’s strategy for development of Coyote Springs will likely differ from WRECO’s current development plan. WRECO’s development plan was long-term in nature with development and net cash flows covering at least 15-20 years. The undiscounted cash flows for Coyote Springs under WRECO’s development plan remained above the carrying value of the property. Weyerhaeuser’s strategy is to cease holding Coyote Springs for development and to initiate activities in the near-term to market the assets to potential third-party buyers. The undiscounted cash flows under the Weyerhaeuser asset sale strategy were below the carrying value of the property. Consequently, WRECO recognized a non-cash charge of $343.3 million in the fourth quarter of 2013 for the impairment of Coyote Springs. The estimated fair value of Coyote Springs that was impaired during 2013 was primarily based on an independent appraisal that was determined using both other observable inputs (Level 2) related to other market transactions and significant unobservable inputs (Level 3) such as the timing and amounts of future cash flows related to the development of the property, timing and amounts of proceeds from acreage sales, access to water for use on the property and discount rates applicable to the future cash flows. The discount rate applied to the estimated future cash flow projections was 25 percent.

When WRECO owns land or communities under development that do not fit into WRECO’s development and construction plans and WRECO determines to sell the asset, the asset is accounted for as an asset held for sale. Finished home inventory is also accounted for as held for sale. WRECO records each asset held for sale at the lesser of its carrying value or estimated fair value less costs to sell. If the estimated fair value less costs to sell an asset is less than the current carrying value, the asset is written down to its estimated fair value less costs to sell. WRECO continues to monitor the fair value of assets held for sale through the disposition date.

When information for comparable assets is available, WRECO uses the market approach to determine the estimated fair value of assets held for sale. Under the market approach, WRECO typically uses information such as:

•	sales prices for comparable assets,

•	market studies,

•	appraisals or

•	legitimate offers.

Estimated fair values of both held and used and held for sale inventory may reflect significant management judgment and the key assumptions relating to inventory valuations may be impacted by local market economic conditions and the actions of competitors, and are inherently uncertain. Due to uncertainties in the estimation process, actual results could differ from such estimates.

During the year ended December 31, 2013, WRECO reviewed a total of 11 held and used communities for impairment. Three of these communities were reviewed due to circumstances that indicated the carrying value of the community may not be recoverable from future undiscounted net cash flows. The other eight communities were reviewed in connection with WRECO’s periodic review of future master planned communities and land held for future use, but had no specific indicators of impairment. Coyote Springs discussed above was the only community classified as held and used that was impaired during the year ended December 31, 2013. The remaining 10 communities were comprised of the following: (a) two communities at Maracay that were tested due to possible indicators of impairment with an aggregate carrying value of $3.6 million and aggregate estimated future undiscounted net cash flows of $4.4 million at the time of the impairment assessments and (b) eight communities at Pardee that were tested as part of WRECO’s periodic review of future master planned communities and land held for future use, but had no specific indicators of impairment. These eight communities had an aggregate carrying value of $393.4 million and aggregate estimated future undiscounted net cash flows of $829.2 million at the time of the impairment assessments.

As of December 31, 2013, there were no other communities identified as being at risk of material impairment and WRECO believes that the carrying value of WRECO’s consolidated inventory balance of $1,422 million as of December 31, 2013 is recoverable. However if conditions in the overall housing market or in specific markets worsen in the future beyond WRECO’s current expectation, or if future changes in WRECO’s development plans or WRECO’s strategic intent with respect to individual communities significantly affect any key assumptions used in WRECO’s projections of future cash flows, or if there is any material change in any of the other items WRECO considers in assessing recoverability, WRECO may recognize charges in future periods for impairments of inventory or option deposits and capitalized pre-acquisition costs associated with the assets under option, or both. Any such charges could be material to WRECO’s consolidated financial statements.

Revenue Recognition

Single-family home sales revenue is recorded using the completed-contract method of accounting at the time each home is delivered, down payment has been received, title and possession are transferred to the buyer, and there is no significant continuing involvement with the home.

Land and lot revenue is recognized when title is transferred to the buyer, buyer has made adequate initial investment in the property, and there is no significant continuing involvement. If the buyer has not made an adequate initial or continuing investment in the property, the profit on such sales is deferred until these conditions are met.

Variable Interest Entities

WRECO accounts for variable interest entities in accordance with ASC 810, Consolidation, or ASC 810. For further details on what is a variable interest entity, or VIE, refer to Note 8: Variable Interest Entities to WRECO’s audited consolidated financial statements included in this document. For each VIE, WRECO assesses whether it is the primary beneficiary by first determining if it has the ability to control the activities of the VIE that most significantly impact economic performance. Those activities include, but are not limited to the ability to: direct entitlement of land; determine the budget and scope of land development work; perform land development activities; control financing decisions for the VIE; the ability to acquire additional land into the VIE or dispose of land in the VIE not already under contract; or the ability to approve, change or amend the respective VIE’s operating agreement. If WRECO is not able to control those activities, it is not considered the primary beneficiary of the VIE. If WRECO does have the ability to control those activities, the company also determines if it is expected to absorb a potentially significant amount of the VIE’s losses or, if no party absorbs the majority of such losses, if it will potentially benefit from a significant amount of the VIE’s expected gains. If WRECO is the primary beneficiary of the VIE, it will consolidate the VIE in the financial statements and reflect the VIE’s assets and liabilities as consolidated real estate not owned within the inventory balance in the consolidated balance sheet.

The equity method of accounting is used for investments that qualify as VIEs when WRECO is not the primary beneficiary.

Warranty Reserves

In the normal course of business, WRECO incurs warranty-related costs associated with homes that have been delivered to homebuyers. Estimated future direct warranty costs are accrued and charged to cost of sales in the period when the related home sale revenues are recognized and the warranty reserve is included in other accrued liabilities. Amounts accrued on homes delivered will vary based on product type and geographical area. Warranty coverage also varies depending on state and local laws. Indirect warranty overhead salaries and related costs are charged to cost of sales in the period incurred. Amounts are accrued based upon WRECO’s historical experience. WRECO periodically assesses the adequacy of the warranty reserve balance and adjusts the amounts as appropriate for current quantitative and qualitative factors. Factors that affect the warranty accruals include the number of homes delivered, historical and anticipated rates of warranty claims and cost per claim.

Contingent Liabilities

WRECO is subject to lawsuits, investigations and other claims related to product and other matters, and are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses. Contingent liabilities are recorded when it becomes probable the company will have to make payments and the amount of the loss can be reasonably estimated. Assessing probability of loss and estimating probable losses requires analysis of multiple factors, including: historical experience; judgments about the potential actions of third party claimants and courts and recommendations of legal counsel. In addition to contingent liabilities recorded for probable losses, WRECO discloses contingent liabilities when there is a reasonable possibility that an ultimate loss may occur.

Recorded contingent liabilities are based on the best information available and actual losses in any future period are inherently uncertain. If estimated probable future losses or actual losses exceed the recorded liability for such claims, WRECO would record additional charges as part of operating costs and expenses within the statement of operations.

Prospective Accounting Pronouncements

Currently there are no significant prospective accounting pronouncements that are expected to have a material impact on WRECO.

Quantitative and Qualitative Disclosures About Market Risk

Debt Obligations (dollars in thousands)

All third party debt was repaid as of December 31, 2013. On November 15, 2013, the promissory note payable to Weyerhaeuser was extended to the earlier of December 31, 2014 or the closing of the Transaction with TRI Pointe Homes, Inc.

WRECO’s operations are interest rate sensitive. As overall housing demand is adversely affected by increases in interest rates, a significant increase in mortgage interest rates may negatively affect the ability of homebuyers to secure adequate financing. Higher interest rates could adversely affect WRECO’s revenues, gross margins and net earnings and would also increase its variable rate borrowing costs. WRECO does not enter into, or intend to enter into, derivative financial instruments for trading or speculative purposes.

In connection with the Transactions, up to $739 million of WRECO’s debt payable to Weyerhaeuser will be repaid and any remaining amounts outstanding under the revolving promissory note with Weyerhaeuser (if any) will be extinguished, and WRECO will incur $800 million or more in aggregate principal amount of debt financing in the form of (i) debt securities, (ii) the Senior Unsecured Bridge Facility or (iii) a combination thereof, which debt will be an obligation of WRECO and will be guaranteed by WRECO’s material wholly owned subsidiaries (and after the consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions. See “The Transactions” and “Debt Financing” for additional information.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

Selected Historical Financial and Operating Data of WRECO

The following selected historical financial data of WRECO as of and for the years ended December 31, 2013 and 2012 and for the year ended December 31, 2011 have been derived from the audited consolidated financial statements of WRECO included in this document. The financial data as of December 31, 2011 and for the year ended December 31, 2010 have been derived from the audited financial statements of WRECO not included or incorporated by reference in this document. The financial data as of December 31, 2010 and as of and for the year ended December 31, 2009 have been derived from the unaudited financial statements of WRECO not included or incorporated by reference in this document. This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations for WRECO” and the audited consolidated financial statements of WRECO and the notes thereto included in this document.

WRECO’s historical financial information does not reflect changes that WRECO expects to experience in the future as a result of the Transactions, including the REB Transfers and changes in the financing, operations, cost structure and personnel needs of its business. See “The Transaction Agreement—Transfers of Certain Assets and Assumption of Certain Liabilities”. Further, the historical financial statements include allocations of certain Weyerhaeuser corporate general and administrative expense. WRECO’s management believes the assumptions and methodologies underlying the allocation of corporate general and administrative expense are reasonable. However, these allocations may not be indicative of the actual level of expense that would have been incurred by WRECO if it had operated as an independent company or of costs expected to be incurred in the future. These allocated expenses relate to various services that have historically been provided to WRECO by Weyerhaeuser, including corporate governance, cash management and other treasury services, administrative services (such as government relations, tax, employee payroll and benefit administration, internal audit, legal, accounting, human resources and equity-based compensation plan administration), lease of office space, aviation services and insurance coverage. During the years ended December 31, 2013, 2012 and 2011, WRECO incurred $22.9 million, $20.5 million and $17.3 million, respectively, of allocated corporate general and administrative expense from Weyerhaeuser. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations for WRECO” and Note 11: Relationship and Transactions with Weyerhaeuser to WRECO’s audited consolidated financial statements included in this document for further information regarding allocated corporate general and administrative expense. In addition, as part of WRECO’s historical cash management strategy as a subsidiary of Weyerhaeuser, WRECO has a revolving promissory note payable to Weyerhaeuser that will be extinguished in connection with the Transactions. The total amount outstanding under the promissory note was $834.6 million, $689.6 million and $568.7 million as of December 31, 2013, 2012 and 2011, respectively. WRECO paid Weyerhaeuser interest on the unpaid balance for the years ended December 31, 2013, 2012 and 2011 at rates per annum of 1.87%,1.92% and 0.62%, respectively. Interest incurred for the years ended December 31, 2013, 2012 and 2011 was $15.7 million, $12.8 million and $3.4 million, respectively.

	As of and for the Year Ended December 31,
	2013	2012	2011	2010	2009
	(Dollar amounts in thousands, except per share figures)
Statement of Operations Data
Single-family home sales revenue	$1,218,430	$870,596	$768,071	$842,080	$833,041
Single-family home cost	(948,561)	(690,578)	(589,574)	(641,437)	(684,580)
Single-family impairments and related charges	(1,719)	(3,319)	(10,399)	(12,400)	(224,040)

Single-family gross margin	268,150	176,699	168,098	188,243	(75,579)

Non-single-family revenue	56,282	199,710	69,674	79,757	71,100
Non-single-family cost	(40,906)	(121,357)	(39,224)	(53,975)	(69,937)
Non-single-family impairments and related charges	(343,729)	(272)	(620)	(2,344)	(25,894)

Non-single-family gross margin	(328,353)	78,081	29,830	23,438	(24,731)

Total gross margin	(60,203)	254,780	197,928	211,681	(100,310)
Sales and marketing expense	(94,521)	(78,022)	(71,587)	(82,052)	(94,647)
General and administrative expense	(74,244)	(75,583)	(71,348)	(74,470)	(76,744)
Restructuring expense	(10,938)	(2,460)	(2,801)	(2,880)	(20,769)
Other income	2,452	914	2,080	33,592	6,981

Earnings (loss) from continuing operations before income taxes	(237,454)	99,629	54,272	85,871	(285,489)
Income tax benefit (expense) from continuing operations	86,161	(38,910)	(19,333)	(33,742)	103,223

Earnings (loss) from continuing operations	(151,293)	60,719	34,939	52,129	(182,266)
Discontinued operations, net of income taxes	1,838	762	589	4,656	(12,762)

Net earnings (loss)	(149,455)	61,481	35,528	56,785	(195,028)
Less: net (earnings) loss attributable to noncontrolling interests(1)	—	—	—	(1,507)	16,427

Net earnings (loss) attributable to common shareholder	$(149,455)	$61,481	$35,528	$55,278	$(178,601)

Basic earnings (loss) per share from continuing operations attributable to common shareholder	$(1.51)	$0.61	$0.35	$0.52	$(1.70)
Basic earnings (loss) per share from discontinued operations attributable to common shareholder	0.02	—	0.01	0.03	(0.09)

Basic earnings (loss) per share attributable to common shareholder	$(1.49)	$0.61	$0.36	$0.55	$(1.79)

Operating Data-Owned Projects
Net new home orders	3,055	2,665	1,902	1,914	2,269
New homes delivered	2,939	2,314	1,912	2,125	2,177
Average sales price of homes delivered	$415	$376	$402	$396	$382
Cancellation rate	15%	15%	16%	20%	23%
Average selling communities	86	72	74	74	83
Selling communities at end of period	89	68	69	76	69
Backlog at end of period, number of homes	897	781	430	440	651
Backlog at end of period, aggregate sales value	$507,064	$342,497	$167,505	$202,415	$255,269
Balance Sheet Data
Cash	$4,510	$5,212	$3,170	$1,099	$7,050
Inventory	$1,421,986	$1,609,485	$1,499,040	$1,499,936	$1,520,010
Total assets	$1,910,464	$1,999,537	$1,933,849	$1,952,638	$2,265,766
Debt payable to third parties and Weyerhaeuser	$834,589	$798,808	$851,303	$853,329	$1,185,038
Total liabilities	$1,084,947	$1,005,810	$1,044,142	$1,090,716	$1,453,441
Total shareholder’s interest	$797,096	$953,779	$891,304	$865,519	$807,461

(1)	Net earnings attributable to noncontrolling interests for the year ended December 31, 2010 relates to discontinued operations. Net loss attributable to noncontrolling interests for the year ended December 31, 2009 includes $12,038 related to continuing operations and $4,389 related to discontinued operations.

Selected Historical Financial Data of Weyerhaeuser

The following selected historical financial data of Weyerhaeuser as of and for the years ended December 31, 2013 and 2012 and for the year ended December 31, 2011 have been derived from the audited financial statements of Weyerhaeuser incorporated by reference in this document. The data as of December 31, 2011 and as of and for the years ended December 31, 2010 and 2009 have been derived from the audited financial statements of Weyerhaeuser not included or incorporated by reference in this document. This information is only a summary and should be read in conjunction with the financial statements of Weyerhaeuser and the notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Weyerhaeuser’s Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference in this document. See “Where You Can Find More Information; Incorporation by Reference”.

	As of and for the Year Ended December 31,
	2013	2012	2011	2010	2009
	(Dollar amounts in millions, except per share figures)
Consolidated Statement of Operations
Net sales and revenues	$8,529	$7,059	$6,216	$5,954	$5,068
Cost of products sold	(6,709)	(5,810)	(5,120)	(4,831)	(4,661)

Gross margin	1,820	1,249	1,096	1,123	407
Selling expenses	(220)	(194)	(178)	(200)	(225)
General and administrative expenses	(455)	(436)	(423)	(450)	(456)
Research and development expenses	(33)	(32)	(30)	(34)	(51)
Alternative fuel mixture credits	—	—	—	—	344
Charges for restructuring, closures and impairments	(390)	(32)	(83)	(148)	(686)
Other income (expense), net	25	180	212	163	288

Operating income	747	735	594	454	(379)
Interest income and other	58	52	47	80	74
Impairments of investments and other related charges	—	—	—	—	(7)
Interest expense, net of capitalized interest	(371)	(348)	(384)	(452)	(462)

Net earnings (losses) from continuing operations before income taxes	434	439	257	82	(774)
Income taxes	129	(55)	62	1,192	249

Net earnings (losses) from continuing operations	563	384	319	1,274	(525)
Net earnings (losses) from discontinued operations, net of income taxes	—	—	12	9	(43)

Net earnings (losses)	563	384	331	1,283	(568)
Dividends on preference shares	(23)	—	—	—	—
Net earnings (losses) attributable to noncontrolling interests	—	1	—	(2)	23

Net earnings (losses) attributable to Weyerhaeuser common shareholders	$540	$385	$331	$1,281	$(545)

Basic net earnings (losses) per share attributable to common shareholders
Continuing operations	$0.95	$0.71	$0.60	$3.97	$(2.38)
Discontinued operations	—	—	0.02	0.03	(0.20)

Net earnings (losses) per share	$0.95	$0.71	$0.62	$4.00	$(2.58)

Diluted net earnings (losses) per share attributable to common shareholders
Continuing operations	$0.95	$0.71	$0.59	$3.96	$(2.38)
Discontinued operations	—	—	0.02	0.03	(0.20)

Net earnings (losses) per share	$0.95	$0.71	$0.61	$3.99	$(2.58)

Balance Sheet Data
Cash and cash equivalents	$835	$898	$953	$1,467	$1,869
Inventories	$2,006	$2,197	$2,040	$2,043	$2,036
Total assets	$14,498	$12,592	$12,634	$13,464	$15,319
Long-term debt	$4,891	$4,291	$4,478	$5,060	$5,686
Total liabilities	$7,666	$8,479	$8,367	$8,850	$11,265
Shareholder’s equity	$6,795	$4,070	$4,263	$4,612	$4,044

Selected Historical Financial and Operating Data of TRI Pointe

The following selected historical financial data of TRI Pointe as of and for the years ended December 31, 2013 and 2012 and for the year ended December 31, 2011 have been derived from the audited consolidated financial statements of TRI Pointe incorporated by reference in this document. The financial data as of December 31, 2011 and as of and for the period from September 24, 2010 (the inception date of TPH LLC) through December 31, 2010 and the period from January 1, 2010 through September 23, 2010 (TRI Pointe’s predecessor) have been derived from the audited financial statements of TRI Pointe not included or incorporated by reference in this document. From April 2009 to September 23, 2010, TRI Pointe’s principals were engaged primarily in the business of constructing homes for independent third-party property owners through a number of different entities. This information is only a summary and should be read in conjunction with the audited consolidated financial statements of TRI Pointe and the notes thereto and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section contained in TRI Pointe’s Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference in this document. See “Where You Can Find More Information; Incorporation by Reference”.

	As of and for the Year Ended December 31,			As of and for the Period from September 24, 2010 (Inception) through December 31,	TRI Pointe Predecessor
					As of and for the Period from January 1, 2010 through September 23,
	2013	2012	2011	2010	2010
	(Dollar amounts in thousands, except per share figures)
Statement of Operations Data
Home sales	$247,091	$77,477	$13,525	$4,143	$—
Cost of home sales	(193,092)	(63,688)	(12,075)	(3,773)	—

Homebuilding gross profit	53,999	13,789	1,450	370	—
Fee building gross margin	1,082	149	150	814	2,665
Sales and marketing	(8,486)	(4,636)	(1,553)	(408)	(136)
General and administrative	(17,057)	(6,772)	(4,620)	(1,875)	(1,401)
Organizational costs	—	—	—	(1,061)	—
Transaction expense	(4,087)	—	—	—	—
Other income (expense), net	302	(24)	(20)	(15)	(43)

Income (loss) before income taxes	25,753	2,506	(4,593)	(2,175)	1,085
Provision for income taxes	(10,379)	—	—	—	—

Net income (loss)	$15,374	$2,506	$(4,593)	$(2,175)	$1,085

Net income (loss) per share(1)
Basic	$0.50	$0.12	$(0.36)

Diluted	$0.50	$0.12	$(0.36)

Operating Data—Owned Projects
Net new home orders	477	204	42	9	4
New homes delivered	396	144	36	11	—
Average sales price of homes delivered	$624	$538	$376	$377	$—
Cancellation rate	10%	16%	13%	19%	20%
Average selling communities	7.4	5.4	2.0	2.0	1.0
Selling communities at end of period	10	7	3	2	1
Backlog at end of period, number of homes	149	68	8	2	4
Backlog at end of period, aggregate sales value	$111,566	$33,287	$3,364	$696	$1,392
Operating Data—Fee Building Projects
Net new home orders	41	45	34	24	114
New homes delivered	66	26	68	56	46
Average sales price of homes delivered	$685	$885	$786	$794	$787

Balance Sheet Data
Cash, cash equivalents and marketable securities	$35,261	$19,824	$10,164	$11,744	$6,029
Real estate inventories	$455,642	$194,083	$82,023	$14,108	$8,117
Total assets	$506,035	$217,516	$93,776	$30,096	$15,672
Notes payable	$138,112	$57,368	$6,873	$3,462	$4,494
Total liabilities	$183,729	$68,363	$11,285	$5,238	$4,983
Total equity	$322,306	$149,153	$82,491	$24,858	$10,689

(1)	Basic and diluted net income (loss) per share give effect to the conversion of the equity of the former members of TPH LLC into TRI Pointe common stock on January 30, 2013 as though the conversion had occurred at the beginning of the period or the original date of issuance, if later. The number of shares converted is based on the initial public offering price of $17.00 per share of TRI Pointe common stock.

Unaudited Pro Forma Condensed Consolidated Financial Information of Weyerhaeuser Reflecting the Transactions

The following unaudited pro forma condensed consolidated balance sheet of Weyerhaeuser as of December 31, 2013, gives effect to the Transactions as if they occurred on December 31, 2013, assumes Weyerhaeuser elects to distribute the WRECO common shares via this exchange offer, and assumes this exchange offer was fully subscribed and consummated as of such date. The accompanying unaudited pro forma condensed consolidated statement of earnings of Weyerhaeuser for the year ended December 31, 2013, gives effect to the Transactions as if they occurred on January 1, 2013, the first day of Weyerhaeuser’s fiscal year ended December 31, 2013 assuming Weyerhaeuser elects to distribute the WRECO common shares via this exchange offer, and assumes this exchange offer was fully subscribed and consummated as of such date. The unaudited pro forma condensed consolidated financial information includes adjustments directly attributable to the Transactions. The pro forma adjustments are described in the accompanying notes and are based upon available information and assumptions, including the consummation of the Transactions, that are factually supportable. The unaudited pro forma condensed consolidated financial information was prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed consolidated financial information is provided for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Transactions had been completed as of the dates set forth above, nor is it indicative of the future results or financial position of Weyerhaeuser.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements of Weyerhaeuser and WRECO and the notes thereto included or incorporated by reference in this Prospectus—Offer to Exchange and in the documents described under “Where You Can Find More Information.”

Unaudited Pro Forma Condensed Consolidated Balance Sheet

December 31, 2013

(Dollars in millions)

	Weyerhaeuser December 31, 2013	Pro forma adjustments	Notes	Weyerhaeuser pro forma December 31, 2013
Assets
Current assets:
Cash and cash equivalents	$835	$734	(a)	$1,569
Receivables, less discounts and allowances	569	(51)	(b)	518
Receivables for taxes	101	—		101
Inventories	542	—		542
Prepaid expenses	128	(11)	(b)	117
Deferred tax assets	151	(22)	(b)	129

Total current assets	2,326	650		2,976
Property and equipment, less accumulated depreciation	2,704	(15)	(b)	2,689
Construction in progress	112	—		112
Timber and timberlands at cost, less depletion charged to disposals	6,580	—		6,580
Real estate in process of development and for sale	851	(851)	(b)	—
Land being processed for development	613	(599)	(b)	14
Investments in and advances to equity affiliates	211	(21)	(b)	190
Goodwill	42	—		42
Deferred tax assets	41	(31)	(b)	10
Other assets	403	(93)	(b)	310
Restricted financial investments held by variable interest entities	615	—		615

Total assets	$14,498	$(960)		$13,538

Liabilities and equity
Current liabilities:
Notes payable	$2	$—		$2
Accounts payable	384	(41)	(b)	343
Accrued liabilities	742	(114)	(b)	628

Total current liabilities	1,128	(155)		973
Long-term debt	4,891	—	(a)	4,891
Long-term debt (nonrecourse to the company) held by variable interest entities	516	(5)	(b)	511
Deferred income taxes	206	85	(b)	291
Deferred pension and other postretirement benefits	516	—		516
Other liabilities	409	(27)	(b)	382
Commitments and contingencies

Total liabilities	7,666	(102)		7,564
Equity:
Mandatory convertible preference shares, series A: $1.00 par value	14	—		14
Common shares: $1.25 par value	729	(94)	(d)	635
Other capital	6,444	(2,108)	(d)	4,336
Retained earnings	294	1,378	(c)	1,672
Cumulative other comprehensive loss	(686)	—		(686)

Total Weyerhaeuser shareholders’ interest	6,795	(824)		5,971
Noncontrolling interests	37	(34)	(b)	3

Total equity	6,832	(858)		5,974

Total liabilities and equity	$14,498	$(960)		$13,538

The accompanying notes are an integral part of, and should be read together with this unaudited pro forma condensed consolidated financial information.

Unaudited Pro Forma Condensed Consolidated Statement of Earnings

Year ended December 31, 2013

(Dollars in millions, except per-share figures)

	Weyerhaeuser year ended December 31, 2013	Pro forma adjustments	Notes	Weyerhaeuser pro forma year ended December 31, 2013
Net Sales	$8,529	(1,275)	(1)	7,254
Cost of products sold	6,709	(993)	(1)	5,716

Gross margin	1,820	(282)		1,538

Selling expenses	220	(95)	(1)	125
General and administrative expenses	455	(74)	(1)	381
Research and development expenses	33	—		33
Charges for restructuring, closures, and impairments	390	(14)	(1)	376
Other operating income, net	(25)	(7)	(2)	(32)

Operating income from continuing operations	747	(92)		655
Interest income and other	58	(4)	(1)	54
Interest expense, net of capitalized interest	(371)	3	(1)	(368)

Earnings from continuing operations before income taxes	434	(93)		341
Income taxes	129	39	(3)	168

Earnings from continuing operations	$563	(54)		509

Earnings per common share from continuing operations
Basic	$0.99			$1.04
Diluted	$0.99			$1.03
Weighted average number of common shares outstanding
Basic	566,329,000			490,982,406	*
Diluted	571,239,000			495,892,406	**

*	Represents the basic weighted average number of common shares outstanding reduced by the estimated total number of shares of Weyerhaeuser common stock expected to be tendered and exchanged as part of this exchange offer.
**	Represents the diluted weighted average number of common shares outstanding reduced by the estimated total number of shares of Weyerhaeuser common stock expected to be tendered and exchanged as part of this exchange offer.

The accompanying notes are an integral part of, and should be read together with this unaudited pro forma condensed consolidated financial information.

1. Basis of Presentation

The unaudited pro forma condensed consolidated financial information of Weyerhaeuser has been prepared based on historical financial information of Weyerhaeuser and WRECO, giving effect to this exchange offer and other related adjustments described in these footnotes. This unaudited pro forma condensed consolidated financial information is not necessarily indicative of the results of operations that would have been achieved had this exchange offer actually taken place at the dates indicated, and does not purport to be indicative of future financial position or operating results. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements of Weyerhaeuser and WRECO and the notes thereto, which are included or incorporated by reference in this Prospectus – Offer to Exchange and in the documents described under “Where You Can Find More Information.”

WRECO’s historical results are derived from WRECO’s audited consolidated statement of operations for the year ended December 31, 2013, and the audited consolidated balance sheet of WRECO as of December 31, 2013; however, certain WRECO balances and results of operations have been reclassified in the pro forma adjustments to be consistent with presentation in the Weyerhaeuser condensed consolidated financial information. Further, in connection with the REB Transfers, certain WRECO assets and liabilities will be retained by Weyerhaeuser, and thus are not included in the pro forma adjustments.

For a more detailed discussion on the basis of presentation and allocation methodology used in the historical financial statements of WRECO, please refer to note 1 to the financial statements of WRECO for the year ended December 31, 2013 included elsewhere in this Prospectus – Offer to Exchange.

2. Pro Forma Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet

The pro forma condensed consolidated financial information assumes that Weyerhaeuser will offer to its shareholders 1.3272 shares of WRECO common stock in exchange for each Weyerhaeuser common share, which would result in 75,346,594 Weyerhaeuser common shares being exchanged for all 100 million shares of WRECO common stock. For pro forma purposes, the exchange rate was estimated based on the closing share prices of Weyerhaeuser common shares and Tri Pointe common shares as of March 24, 2014, the date of preparation of this unaudited pro forma condensed consolidated financial information and assumed no valuation discount for the Weyerhaeuser common shares exchanged, and utilized the fixed exchange ratio of 1.297 Tri Pointe common shares for each WRECO common share in the Merger, calculated as follows (dollars in millions, except per share amounts):

Estimated fair value of 129,700,000 Tri Pointe common shares issued in connection with the Merger (at $16.98 per share based on the closing share price of Tri Pointe common shares as of March 24, 2014, the date of preparation of this unaudited pro forma condensed consolidated financial information)	$2,202
Total Weyerhaeuser common shares to be tendered and exchanged (at $29.23 per share based on the closing share price of Weyerhaeuser common shares as of March 24, 2014, the date of preparation of this unaudited pro forma condensed consolidated financial information)	75,346,594

Estimated number of WRECO shares to be issued for each share of Weyerhaeuser to be tendered and exchanged, based on issuance of 100,000,000 total shares of WRECO common stock	1.3272

This unaudited pro forma condensed consolidated financial information assumes this exchange offer is fully subscribed. If less than 75,346,594 Weyerhaeuser common shares, the number of Weyerhaeuser common shares that must be tendered in order for Weyerhaeuser to distribute all of its shares of WRECO common stock in this exchange offer, are tendered and exchanged, Weyerhaeuser will distribute in a pro rata dividend to its shareholders the remaining shares of WRECO common stock that it will own.

The effect on the unaudited pro forma condensed consolidated financial information is calculated as follows (dollars in millions):

Estimated fair value of Weyerhaeuser common shares tendered and exchanged (at $29.23 per share based on the closing share price of Weyerhaeuser common shares as of March 24, 2014, the date of preparation of this unaudited pro forma condensed consolidated financial information)	$2,202
Cash received from WRECO	739

Estimated fair value of WRECO	2,941
Less net book value of WRECO net assets (apart from excluded assets and liabilities that will be retained by Weyerhaeuser in the Transactions) at December 31, 2013	(1,563)

Net gain	$1,378

(a)	The pro forma adjustment to cash represents the $739 million in cash to be paid by WRECO in connection with the Transactions to Weyerhaeuser and the elimination of the WRECO cash balance of $5 million from the Weyerhaeuser balance sheet. In order to finance this payment, WRECO will incur new long-term debt in the amount of $800 million or more upon consummation of the Transactions.
(b)	Represents the elimination of WRECO balances from the balance sheet, apart from excluded assets and liabilities.
(c)	Represents the estimated gain to be recognized by Weyerhaeuser as a result of this Exchange Offer.

(d)	Represents the acquisition of Weyerhaeuser common shares in this exchange offer, as calculated as follows:

75,346,594 Weyerhaeuser common shares at $1.25 par value	$94
Cost of Weyerhaeuser shares allocable to other capital	2,108

Estimated fair value of Weyerhaeuser shares tendered	$2,202

3. Pro Forma Adjustments to the Unaudited Pro Forma Condensed Consolidated Statement of Earnings

(1)	Represents the elimination of WRECO revenues and expenses from the Weyerhaeuser statement of earnings, apart from revenues and expenses derived from excluded assets and liabilities that will be retained by Weyerhaeuser in the Transactions.
(2)	Represents the elimination of $9 million in nonrecurring costs incurred by Weyerhaeuser relating to the Transactions and $2 million in WRECO other income from the Weyerhaeuser statement of earnings.
(3)	Represents the tax effect of pro forma adjustments using WRECO’s statutory tax rates.

Unaudited Pro Forma Condensed Combined Financial Information of TRI Pointe and WRECO

The following unaudited pro forma condensed combined financial information presents the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statement of operations based upon the combined historical financial statements of WRECO and TRI Pointe, after giving effect to the Transactions between WRECO and TRI Pointe and adjustments described in the accompanying notes. The Transactions are accounted for as a reverse acquisition under the acquisition method of accounting, which requires determination of the accounting acquiror. The accounting guidance for business combinations, Accounting Standards Codification 805, Business Combinations, provides that in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances must be considered, including the following:

•	The relative voting interests of TRI Pointe after the consummation of the Transactions. Weyerhaeuser shareholders are expected to receive approximately 79.8% of the equity ownership and associated voting rights in TRI Pointe after the consummation of the Transactions.

•	The size of the combining companies in the Transactions. The relative sizes are measured in terms of assets, revenues, net income and other applicable metrics. WRECO would represent 73%, 83% and 94%, and TRI Pointe would represent 27%, 17% and 6%, of the combined assets, revenues and net income, respectively, as of or for the year ended December 31, 2013, as applicable.

•	The composition of the governing body of TRI Pointe after the consummation of the Transactions. The composition of TRI Pointe’s board of directors following the consummation of the Transactions will be comprised of five directors selected by TRI Pointe while the remaining four directors will be selected by Weyerhaeuser immediately prior to the consummation of the Transactions. However, the TRI Pointe board of directors can be replaced at a stockholders’ meeting after the consummation of the Transactions.

•	The composition of senior management of TRI Pointe after the consummation of the Transactions. TRI Pointe’s senior management following the Merger will be the same as TRI Pointe’s current management team. However, senior management can be removed by the board of directors of TRI Pointe after the consummation of the Transactions.

Based on the foregoing analysis, WRECO will be considered to be the accounting acquiror. The historical consolidated financial statements for all periods prior to the consummation of the Transactions will only reflect the historical consolidated financial statements of WRECO. Upon the consummation of the Transactions, WRECO will apply purchase accounting to the assets and liabilities of TRI Pointe.

The unaudited pro forma condensed combined balance sheet as of December 31, 2013 reflects the Transactions as if they were consummated on that date. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013 reflects the Transactions as if they were consummated on January 1, 2013.

The unaudited pro forma condensed combined financial information should be read in conjunction with the audited consolidated historical financial statements of WRECO and TRI Pointe and the notes thereto included in this document and in TRI Pointe’s Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference into this document, as well as the disclosures contained in each company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations. Additional information about the basis of presentation of this information is provided in Note 1. Basis of Presentation hereto.

The unaudited pro forma condensed combined financial information was prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma adjustments reflecting the consummation of the Transactions have been prepared in accordance with business combination accounting guidance as provided in Accounting Standards Codification 805, Business Combinations, and reflect the preliminary allocation of the purchase price to the acquired assets and liabilities based upon their estimated fair values, using the assumptions set forth in the notes to the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is provided for informational purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Transactions had been completed as of the dates set forth above, nor is it indicative of the future results or financial position of the combined company. In connection with the pro forma financial information, WRECO allocated the purchase price using its best estimates of fair value of TRI Pointe’s assets and liabilities. These estimates are based on the most recently available information. The allocation is dependent upon certain valuation and other analyses that are not yet final. Accordingly, the pro forma acquisition price allocations are preliminary and subject to further adjustments as additional information becomes available and as additional analyses are performed. There can be no assurances that the final valuations will not result in material changes to these preliminary purchase price allocations.

The unaudited pro forma condensed combined financial information also does not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the Transactions or any integration costs. Furthermore, the unaudited pro forma condensed combined statement of operations does not include certain nonrecurring charges and the related tax effects which result directly from the Transactions as described in the notes to the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2013

(in thousands)

	Historical
	WRECO	TRI Pointe Homes, Inc.	Excluded Assets and Liabilities	Combined	Pro Forma Adjustments	Notes	Pro Forma Combined
Assets
Cash and cash equivalents	$4,510	$35,261	$—	$39,771	$(739,000)	(a)	$38,903
					782,000	(b)
					(2,400)	(c)
					(41,468)	(d)
Accounts receivables	60,397	1,697	—	62,094	—		62,094
Deposits on real estate	38,788	19,714	(1,019)	57,483	—	(e)	57,483
Inventory	1,421,986	435,928	(17,181)	1,840,733	—	(e)	1,866,074
					25,341	(f)
Intangible assets	6,494	—	—	6,494	12,900	(f)	19,394
Investments in unconsolidated entities	20,923	—	—	20,923	—		20,923
Goodwill	—	—	—	—	192,122	(f)	192,122
Deferred tax assets	288,983	4,611	(126,463)	167,131		(e)	151,835
					(15,296)	(l)
Other assets	68,383	8,824	(1,800)	75,407	—	(e)	92,703
					18,000	(b)
					(704)	(g)

Total assets	$1,910,464	$506,035	$(146,463)	$2,270,036	$231,495		$2,501,531

Liabilities and Stockholders’ Equity
Accounts payable	$59,676	$23,397	$—	$83,073	(849)	(d)	$63,303
					(18,921)	(a)
Accrued payroll liabilities	48,232	3,508	(27,635)	24,105	—	(h)	24,105
Other accrued liabilities	119,302	18,712	—	138,014	(2,400)	(c)	135,396
					(218)	(i)
Debt payable	—	138,112	—	138,112	800,000	(b)	938,112
Debt payable to Weyerhaeuser	834,589	—	—	834,589	(834,589)	(a)	—
Debt (nonrecourse to WRECO) held by variable interest entities	6,571	—	—	6,571	—		6,571
Income tax payable to Weyerhaeuser	16,577	—	—	16,577	(16,577)	(a)	—

Total liabilities	1,084,947	183,729	(27,635)	1,241,041	(73,554)		1,167,487
Commitments and contingencies

Stockholders’ equity
Preferred stock	—	—	—	—	—		—
Common stock	4,000	316	—	4,316	(316)	(k)	1,613
					(2,387)	(j)
Additional paid-in capital	330,886	310,878	(118,828)	522,936	318,864	(m)	841,800
Retained earnings	462,210	11,112	—	473,322	(11,112)	(k)	462,210

Total stockholders’ equity	797,096	322,306	(118,828)	1,000,574	305,049		1,305,623
Noncontrolling interests	28,421	—	—	28,421	—		28,421

Total liabilities and stockholders’ equity	$1,910,464	$506,035	$(146,463)	$2,270,036	$231,495		$2,501,531

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2013

(in thousands, except per share amounts)

	Historical		Excluded Operations	Combined	Pro Forma Adjustments	Notes	Pro Forma Combined
	WRECO	TRI Pointe Homes, Inc.
Revenues
Home sales	$1,218,430	$247,091	$—	$1,465,521	$—		$1,465,521
Land and lot sales	52,261	—	—	52,261	—		52,261
Fee building	—	10,864	—	10,864	—		10,864
Other operations	4,021	—	—	4,021	—		4,021

Total revenue	1,274,712	257,955	—	1,532,667	—		1,532,667

Expenses:
Cost of home sales	948,561	193,092	—	1,141,653	8,390	(1)	1,171,769
					21,726	(2)
Cost of land and lot sales	38,052	—	(2,370)	35,682	—	(5)	35,682
Fee building	—	9,782	—	9,782	—		9,782
Impairments and related charges	345,448	—	(343,336)	2,112	—	(5)	2,112
Other operations	2,854	—	—	2,854	—		2,854
Sales and marketing	94,521	8,486	—	103,007	1,290	(4)	104,297
General and administrative	74,244	17,057	(565)	90,736	—	(3)	92,126
					1,390	(7)
Restructuring charges	10,938	—	—	10,938	(2,400)	(6)	8,538

Total expenses	1,514,618	228,417	(346,271)	1,396,764	30,396		1,427,160

Earnings from continuing operations	(239,906)	29,538	346,271	135,903	(30,396)		105,507
Equity in income of unconsolidated entities	2	—	—	2	—		2
Other income (expense), net	2,450	(3,785)	29	(1,306)	—	(5)	6,473
					4,087	(8)
					3,593	(1)
					99	(9)

Earnings before income taxes	(237,454)	25,753	346,300	134,599	(22,617)		111,982
Provision for income taxes	86,161	(10,379)	(127,922)	(52,140)	8,733	(10)	(43,407)

Earnings from continuing operations	$(151,293)	$15,374	$218,378	$82,459	$(13,884)		$68,575

Earnings per common share
Basic	$(1.51)	$0.50					$0.43
Diluted	$(1.51)	$0.50					$0.42

Weighted average shares
Basic	100,000	30,776					161,333
Diluted	100,000	30,798					162,529

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of Presentation

The historical consolidated financial information has been adjusted to give pro forma effect to events that are (i) directly attributable to the Transactions, (ii) factually supportable and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the Transactions and certain other adjustments. The final determination of the purchase price allocation will be based on the fair values of assets acquired and liabilities assumed as of the Closing Date.

WRECO’s historical results are derived from WRECO’s audited consolidated statement of operations for the year ended December 31, 2013 and audited consolidated balance sheet as of December 31, 2013. TRI Pointe’s historical results are derived from TRI Pointe’s audited consolidated statement of operations for the year ended December 31, 2013 and audited consolidated balance sheet as of December 31, 2013.

The denominator used to calculate pro forma basic earnings per common share was calculated by adding 129,700,000 shares issued in the Transactions to the historical shares of TPH prior to the Transactions. The denominator used to calculate pro forma diluted earnings per common share was derived from the shares used to calculate basic earnings per common share plus 1,194,000 shares attributable to equity awards outstanding prior to the Transactions.

Significant Accounting Policies

The accounting policies used in the preparation of this unaudited pro forma condensed combined financial information are those set forth in WRECO’s and TRI Pointe’s audited consolidated financial statements as of December 31, 2013. TRI Pointe’s management has determined that no material adjustments are necessary to conform TRI Pointe’s financial statements to the accounting policies used by WRECO in the preparation of the unaudited pro forma condensed combined financial information. Certain reclassification adjustments have been made in the unaudited pro forma condensed combined financial statements to conform TRI Pointe’s historical basis of presentation to that of WRECO.

Description of Transaction

On November 4, 2013, TRI Pointe and Weyerhaeuser announced that they, along with WRECO and Merger Sub, had entered into the Transaction Agreement, which provides for the combination of TRI Pointe’s business and the Real Estate Business.

Under the Transaction Agreement, on the date of the Distribution, WRECO will incur the New Debt and use the proceeds thereof to make a cash payment to WNR, a subsidiary of Weyerhaeuser. Weyerhaeuser will then cause the REB Transfers to occur.

Following the REB Transfers, Weyerhaeuser will cause WNR to distribute all of the issued and outstanding WRECO common shares to Weyerhaeuser in the WRECO Spin. If Weyerhaeuser elects to conduct an exchange offer, Weyerhaeuser will offer to Weyerhaeuser shareholders in the exchange offer the right to exchange all or a portion of their Weyerhaeuser common shares for WRECO common shares at a discount to the equivalent per-share value of TRI Pointe common stock, subject to proration in the event of oversubscription. If the exchange offer is consummated but fewer than all the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. In all cases, the exchange agent will hold all issued and outstanding WRECO common shares in trust until the WRECO common shares are converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger. If Weyerhaeuser does not elect to conduct an exchange offer, it will distribute all WRECO common shares owed by it to Weyerhaeuser shareholders. Immediately after the Distribution and at the effective time of the Merger, Merger Sub will merge with and into WRECO, with WRECO surviving the merger and becoming a wholly owned subsidiary of TRI Pointe. In the Merger, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock.

TRI Pointe expects to issue 129,700,000 shares of TRI Pointe common stock in the Merger, excluding shares to be issued on exercise or vesting of equity awards held by WRECO employees that are being assumed by TRI Pointe in connection with the Transactions. Based upon the reported closing sale price of $         per share for TRI Pointe common stock on the NYSE on             , 2014, the total value of the shares to be issued by TRI Pointe and the amount of cash received by WNR, a subsidiary of

Weyerhaeuser, in the Transactions, including from the proceeds of the New Debt (which will be an obligation of WRECO and will be guaranteed by WRECO’s material wholly owned subsidiaries (and after the consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions) as discussed below but not including any Adjustment Amount as described in “The Transaction Agreement—Payment of Adjustment Amount,” would have been approximately $         billion. The actual value of the consideration to be paid by TRI Pointe will depend on the market price of TRI Pointe common stock at the time of determination and on the Adjustment Amount. Therefore, the actual purchase price will fluctuate with the market price of TRI Pointe common stock until the Merger is consummated.

Upon the consummation of the Transactions, equity awards in Weyerhaeuser common shares held by WRECO employees will be converted into 1.721 equity awards of TRI Pointe common stock. As of March 24, 2014, there were 1,139,990 unvested and 1,339,888 vested equity awards in Weyerhaeuser common shares held by WRECO employees that would be converted into 584,474 unvested TRI Pointe restricted stock units and 1,377,449 unvested and 2,305,947 vested options exercisable for shares of TRI Pointe common stock. The exercise price of the Weyerhaeuser options ranged from $9.53 to $30.54, and the exercise price of the replacement TRI Pointe options will range from $5.54 to $17.76. The fair value of the Weyerhaeuser equity awards and the replacement equity awards were measured as of March 24, 2014. The excess fair value of the TRI Pointe options, approximately $0.3 million, will be recognized as additional compensation expense over the term of the unvested equity awards. For purposes of the Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Year Ended December 31, 2013, additional compensation expense related to the increase in fair value to the WRECO employee equity awards was recorded as $1.1 million, as discussed in explanation seven of Note 4. Notes to Unaudited Pro Forma Condensed Combined Statements of Operations. Significant assumptions used in the measurement of fair value of the replacement options included expected terms, volatility, annual discount rate and the risk free rate.

After the consummation of the Merger, TRI Pointe will own and operate the Real Estate Business through WRECO, which will be TRI Pointe’s wholly owned subsidiary, and will also continue its current businesses. TRI Pointe common stock, including the shares issued in the Merger, will be listed on the NYSE under TRI Pointe’s current trading symbol “TPH.”

2. Calculation of Estimated Purchase Consideration

The purchase consideration in a reverse acquisition is determined with reference to the value of equity of the accounting acquiree (in this case, TRI Pointe, the legal acquirer). The fair value of TRI Pointe common stock is based on the closing stock price on March 24, 2014 of $16.98.

The purchase price is calculated as follows (dollars in thousands, except number of shares and per share amount):

Number of TRI Pointe shares outstanding (1)	31,632,533
TRI Pointe common stock price (2)	$16.98

Total	$537,120
Fair value of stock options (3)	253

Estimated purchase price	$537,373

(1)	Number of shares of TRI Pointe common stock issued and outstanding as of March 24, 2014.
(2)	Closing price of TRI Pointe common stock on the NYSE on March 24, 2014 of $16.98 per share.
(3)	The fair value of stock options for the services already rendered have been added to the calculation of the estimated purchase price.

For pro forma purposes, the fair value of the consideration given and thus the estimated purchase price was determined based on the $16.98 per share closing price of TRI Pointe common stock on March 24, 2014. The final purchase consideration could significantly differ from the amounts presented in the unaudited pro forma condensed combined financial information due to movements in the market price of TRI Pointe common stock as of the Closing Date of the transaction. A sensitivity analysis related to the fluctuations in the market price of TRI Pointe common stock was performed to assess the impact that a hypothetical change of 10% in the market price of TRI Pointe common stock on March 24, 2014 would have on the estimated purchase price and goodwill as of the Closing Date.

The following table shows the change in the market price of TRI Pointe common stock, estimated consideration transferred and goodwill (dollars in thousands, except per share amounts):

Change in stock price	Stock price	Estimated consideration transferred	Goodwill
Increase of 10%	$18.68	$591,148	$245,897
Decrease of 10%	$15.28	$483,598	$138,347

Preliminary Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of TRI Pointe are recorded at the acquisition date fair values and added to those of WRECO. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed as of December 31, 2013 and have been prepared to illustrate the estimated effect of the Transactions.

Acquisition date fair value for inventory was estimated using an income approach that estimates the fair value of real estate inventory using a discounted cash flow model. The final determination of the fair value of real estate inventory will depend on expected average selling prices, sales pace, cancellation rates, construction and overhead costs. Additionally, the acquisition date fair value of the trademark intangible asset was estimated using the relief-from-royalties method of the income approach. Under that method, the owner of the intangible asset is able to avoid royalty payments would have otherwise been incurred. The present value of the estimated net royalty savings becomes the basis of fair value. The final determination of the trademark intangible will depend on changes to the expected life of the intangible asset, the royalty rate and the discount rate that reflects the level of risk associated with the future cash flows.

The final determination of purchase price allocation upon the consummation of the Transactions will be based on TRI Pointe’s net assets acquired as of that date and will depend on a number of factors, which cannot be predicted with any certainty at this time. The purchase price allocation may change materially based on the receipt of more detailed information; therefore, the actual allocations will differ from the pro forma adjustments presented. There can be no assurances that these additional analyses and final valuations will not result in significant changes to the estimates of fair value set forth below.

The following table sets forth a preliminary allocation of the estimated purchase consideration to the identifiable tangible and intangible assets acquired and liabilities assumed of TRI Pointe, with the excess recorded as goodwill (dollars in thousands):

Cash and cash equivalents	$35,261
Real estate inventories	480,983
Contract, notes or accounts receivable	1,697
Trademark intangible asset	12,900
Goodwill	192,122
Other assets	8,824

Total assets	731,787

Accounts payable	23,397
Accrued payroll liabilities	3,508
Other accrued liabilities	18,712
Deferred tax liability	10,685
Notes payable to third parties	138,112

Total liabilities	194,414

Net assets acquired	$537,373

The goodwill expected to be recognized is primarily attributed to expected synergies from combining the Real Estate Business with TRI Pointe’s existing business, including, but not limited to, expected cost synergies from overhead savings resulting from streamlining certain redundant corporate functions, improved operating efficiencies, including provision of certain corporate level administrative and support functions at a lower cost than was historically allocated to WRECO for such services by Weyerhaeuser, and growth of ancillary operations in various markets as permitted under applicable law, including a mortgage business, a title company and other ancillary operations. See “Information on TRI Pointe—TRI Pointe’s Liquidity and Capital Resources After the Transactions.”

3. Notes to Unaudited Pro Forma Condensed Combined Balance Sheet (dollars in thousands)

(a)	Reflects the elimination of debt payable to Weyerhaeuser of $835 million, accounts payable to Weyerhaeuser of $19 million and income tax payable to Weyerhaeuser of $17 million by WRECO. These liabilities will be settled by the $739 million cash dividend to be paid by WRECO to Weyerhaeuser in connection with the Transactions.

(b)	Represents the estimated net cash proceeds from the issuance of the New Debt, as well as deferred finance costs and the establishment of the net payable. The New Debt is expected to be valued at $800 million, with financing costs estimated to be $18 million, and the net $782 million increasing cash. Refer to Note 6. Financing Arrangements for further details.

(c)	Represents compensation to WRECO employees that was payable in March 2014, concurrent with the payment of annual incentive plan bonus payments.

(d)	Represents the estimated cash transaction costs related to underwriting, legal and other advisory fees associated with the Transactions. These fees were estimated based on the expected costs for underwriting, legal and banking fees, which totaled approximately $46 million. Accrued fees payable on the balance sheet date were approximately $0.8 million and fees previously paid were approximately $5 million as of December 31, 2013.

(e)	Represents the transfer of WRECO’s interest in Coyote Springs which, under the terms of the Transaction Agreement, will be excluded from the Transactions and retained by Weyerhaeuser. These excluded assets were deposits on real estate of $1 million, inventory of $17 million, a deferred tax asset of $126 million and other assets of $2 million.

(f)	Reflects the fair value purchase accounting adjustments to TRI Pointe, including the fair value increase to real estate inventories, trade name intangible and goodwill. Refer to Note 5. Intangible Asset for discussion on the valuation of intangible assets. The preliminary estimated fair value of inventory was determined primarily using a discounted cash flow model. These estimated cash flows are significantly impacted by estimates related to expected average selling prices, sales pace, cancellation rates and construction and overhead costs. The fair value of TRI Pointe’s real estate inventory was estimated to be $461 million. Due to the preliminary nature of these estimates, actual results could differ significantly from such estimates. Discount rates used in the pro forma analysis of real estate inventory ranged from 18% to 22%. See “—Preliminary Purchase Price Allocation” discussion in Note 2. Calculation of Estimated Purchase Consideration for more information on the value goodwill.

(g)	Represents the elimination of deferred financing costs of $0.7 million from the historical financial statements of TRI Pointe.

(h)	Reflects the elimination of deferred compensation amounts owed by Weyerhaeuser to employees of WRECO. These liabilities of $28 million are being excluded from the liabilities assumed because they are being retained by Weyerhaeuser pursuant to the Transaction Agreement.

(i)	Reflects the purchase accounting adjustment to eliminate deferred rent of $0.2 million from TRI Pointe.

(j)	Represents the adjustment to common stock to reflect the total amount of shares outstanding of 161,332,533 shares of common stock at $0.01 par value upon the consummation of the Transactions. The historical common stock values of $4 million for WRECO and $0.3 million for TRI Pointe were eliminated and replaced with a common stock value of $1.6 million.

(k)	Represents the elimination of historical equity of TRI Pointe to reflect the new accounting basis of the acquirer.

(l)	Represents adjustments to reflect the decrease in deferred tax assets as a result of the fair value increases of inventory by $25 million and trade name intangible by $13 million. The estimated tax rate was determined to be 40% resulting in a decrease to deferred tax assets of $15 million.

(m)	Reflects the cumulative adjustment to additional paid-in capital, primarily attributable to the transfer of interest in Coyote Springs, the issuance of equity to effect the Transactions and the elimination of payable amounts between WRECO and Weyerhaeuser.

4. Notes to Unaudited Pro Forma Condensed Combined Statement of Operations

(1)	Reflects the incremental increase to cost of home sales and change to interest expense related to the issuance of the New Debt by WRECO. The higher interest rate on the New Debt compared to the debt payable to Weyerhaeuser increased the amount of interest available for capitalization by approximately $35 million for the year ended December 31, 2013. Additional capitalized interest subsequently increased pro forma cost of home sales by approximately $8 million for the year ended December 31, 2013. Interest expense decreased approximately $4 million for the year ended December 31, 2013 to adjust for changes in interest expense and for interest capitalized to inventory. Refer to Note 6: Financing Arrangements for further details.

(2)	Represents the increase in cost of home sales to the increase in fair value of inventory acquired in the Transactions by approximately $25 million. Pro forma cost of sales increased approximately $22 million for the year ended December 31, 2013.

(3)	Reflects the elimination of certain costs related to deferred compensation that were related to amounts Weyerhaeuser owed to WRECO. These expenses, which include $0.6 million for the year ended December 31, 2013, are being excluded because they are specifically identified as liabilities of Weyerhaeuser in the Transaction Agreement.

(4)	Represents the amortization expense related to the TRI Pointe trade name intangible recognized in purchase accounting. The trade name intangible asset is expected to have a useful life of ten years and will be amortized on a straight line basis. See Note 5. Intangible Asset for additional information.

(5)	Represents the elimination of costs related to WRECO’s interest in Coyote Springs, which is expected to be retained by Weyerhaeuser. Pro forma impairment charges of $343.3 million and cost of land and lot sales of $2.4 million for the year ended December 31, 2013 relate to a property that will not be transferred to TRI Pointe in the Transactions.

(6)	Represents retention compensation to WRECO employees payable in March 2014, concurrent with the payment of annual incentive plan bonus payouts.

(7)	Represents the change in stock-based compensation expense due to the equity award modification and resulting remeasurement of the fair value of stock based compensation as a result of the Transactions. Under the terms of the Transaction Agreement, equity awards in Weyerhaeuser common shares held by WRECO employees will be converted into equity awards of TRI Pointe common stock. Due to the fair value of the replacement awards exceeding the fair value of the original awards, additional pro forma compensation expense was recognized of approximately $1 million for the year ended December 31, 2013.

(8)	Represents the elimination of previously recognized transaction costs of $4 million recorded in the year ended December 31, 2013 related to underwriting, legal and other advisory fees associated with the Transactions.

(9)	Represents the elimination of previously recognized amortization of deferred financing fees of $0.1 million recorded in the year ended December 31, 2013, which were removed in purchase accounting in connection with the Transactions.

(10)	Represents the adjustment to income tax expense as a result of the tax impact on the pro forma adjustments. WRECO and TRI Pointe used statutory tax rates to compute the income tax expense related to each entity’s pro forma condensed combined statement of operations adjustment as follows (dollars in thousands):

	For the year ended December 31, 2013
	WRECO	TRI Pointe	Total
Pro forma adjustments	$342,808	$(19,125)	$323,683
Statutory tax rate	37%	40%

Tax impact	$(126,839)	$7,650	$(119,189)

5. Intangible Asset

The fair value of the trade name intangible was estimated using a relief-from-royalties method, and has an estimated useful life of 10 years. The key inputs were: (i) the projected revenue over the expected remaining life of the intangible asset; (ii) royalty rate of 0.5% based on TRI Pointe’s margins and market royalty rates; (iii) economic life of 10 years; and (iv) discount rate of 17.0% that reflects the level of risk associated with receiving future cash flow.

6. Financing Arrangements

WRECO has entered into a Commitment Letter and related engagement and fee letters with various lenders with respect to financing in connection with the Transactions. The Commitment Letter is subject to customary conditions, including, subject to exceptions, the absence of any “material adverse effect” (as the term is described in “The Transaction Agreement—Representations and Warranties”) with respect to WRECO or TRI Pointe and the consummation of the Transactions. WRECO has agreed to pay certain fees to the lenders in connection with the Commitment Letter and has agreed to indemnify the lenders against certain liabilities.

In connection with the Transactions, WRECO expects to engage in the following financing activities:

•	the issuance and sale by WRECO of Debt Securities in aggregate principal amount of up to the full amount of the New Debt; and

•	to the extent that WRECO does not issue Debt Securities in aggregate amount of at least $800 million on or prior to the Closing Date, the incurrence of senior unsecured bridge loans in an aggregate principal amount equal to $800 million less the aggregate principal amount of Debt Securities issued, from one or more lenders under the Senior Unsecured Bridge Facility (as described in “Debt Financing—Bank Debt—Bridge Facility”);

Below is a table that sets forth the amount of the New Debt and the calculation of pro forma interest expense for the period presented, in each case assuming that WRECO incurs $800 million of senior unsecured bridge loans under the Commitment Letter:

(Dollars in thousands)
	Assumed Interest Rate	Balance Outstanding	Interest Expense for the Year Ended December 31, 2013
New Debt	6.25%	$800,000	$50,000

A 0.125% increase or decrease in the interest rate on the unsecured bridge loan would increase (decrease) interest expense on a pro forma basis by $1.0 million for the year ended December 31, 2013.

HISTORICAL AND PRO FORMA PER SHARE, MARKET PRICE AND DIVIDEND DATA

Comparative Historical and Pro Forma Per Share Data

The following tables set forth certain historical and pro forma per share data for TRI Pointe, WRECO and Weyerhaeuser. The TRI Pointe historical data have been derived from and should be read together with the audited consolidated financial statements of TRI Pointe and related notes thereto contained in TRI Pointe’s Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference in this document. The WRECO historical data have been derived from and should be read together with the audited consolidated financial statements of WRECO and related notes thereto included in this document. The Weyerhaeuser historical data have been derived from and should be read together with the audited consolidated financial statements of Weyerhaeuser and related notes thereto contained in Weyerhaeuser’s Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference in this document. The pro forma data have been derived from the unaudited pro forma financial statements of TRI Pointe, WRECO and Weyerhaeuser included in this document. See “Where You Can Find More Information; Incorporation by Reference”.

These comparative historical and pro forma per share data are being provided for illustrative purposes only. TRI Pointe, WRECO and Weyerhaeuser may have performed differently had the Transactions occurred prior to the period presented. You should not rely on the pro forma per share data presented as being indicative of the results that would have been achieved had TRI Pointe and the Real Estate Business been combined during the period or at the date presented or of the future results or financial condition of TRI Pointe, WRECO or Weyerhaeuser to be achieved following the consummation of the Transactions.

	As of and for the Year Ended December 31, 2013
TRI Pointe	Historical	Pro Forma

Basic net income per share(1)	$0.50	$0.43
Diluted net income per share(1)	$0.50	$0.42
Weighted average common shares outstanding—Basic	30,775,989	161,332,533
Weighted average common shares outstanding—Diluted	30,797,602	162,528,775
Book value per share of common stock	$10.47	$8.03
Dividends declared per share of common stock	$0.00	$0.00

(1)	Basic and diluted net income per share gives effect to the conversion of the equity of the former members of TPH LLC into TRI Pointe common stock on January 30, 2013 as though the conversion had occurred at the beginning of the period or the original date of issuance, if later. The number of shares converted is based on the initial public offering price of $17.00 per share of TRI Pointe common stock.

	As of and for the Year Ended December 31, 2013(1)
WRECO	Historical	Pro Forma(2)

Basic earnings (losses) from continuing operations per share	$(1.51)	$(1.17)
Diluted earnings (losses) from continuing operations per share	$(1.51)	$(1.17)
Book value per common share outstanding	$7.97	$6.15
Dividends declared per common share outstanding	$0.00	$0.00

(1)	Historical per share figures are based on 100,000,000 shares, and pro forma per share figures are based on 129,700,000 shares. Per share figures include pretax impairment charges of $343.3 million and operating costs of $2.4 million that relate to Coyote Springs which, under the terms of the Transaction Agreement, will be excluded from the Transactions and retained by Weyerhaeuser.
(2)	Pro forma per share amounts reflect the exchange ratio of 1.297 shares of TRI Pointe common stock to be exchanged for each WRECO common share so that the per share amounts are equated to the respective values for one share of TRI Pointe common stock.

WRECO is currently an indirect wholly owned subsidiary of Weyerhaeuser and there is no established trading market in WRECO common shares. WRECO common shares do not currently trade separately from Weyerhaeuser common shares.

	As of and for the Year Ended December 31, 2013
Weyerhaeuser	Historical	Pro Forma
Basic earnings per share	$0.95	$1.04
Diluted earnings per share	$0.95	$1.03
Book value per common share outstanding	$11.64	$11.80
Dividends declared per common share	$0.81	$0.94

Historical Common Stock Market Price and Dividend Data

Weyerhaeuser common shares currently trade on the NYSE under the symbol “WY”. On November 1, 2013, the last trading day before the announcement of the Transactions, the last sale price of Weyerhaeuser common shares reported by the NYSE was $30.34. On             ,         , the last trading day prior to the public announcement of this exchange offer, the last sale price of Weyerhaeuser common shares reported by the NYSE was $        . On             , 2014, the last trading day prior to the filing of this document, the last sale price of Weyerhaeuser common shares reported by the NYSE was $            .

Shares of TRI Pointe common stock currently trade on the NYSE under the symbol “TPH”. On November 1, 2013, the last trading day before the announcement of the Transactions, the last sale price of TRI Pointe common stock reported by the NYSE was $15.38. On             ,         , the last trading day prior to the public announcement of this exchange offer, the last sale price of TRI Pointe common stock reported by the NYSE was $        . On             , 2014, the last trading day prior to the filing of this document, the last sale price of TRI Pointe common stock reported by the NYSE was $        .

The following table sets forth the high and low sale prices of Weyerhaeuser common shares and TRI Pointe common stock on the NYSE for the periods indicated as well as the dividends per share paid by Weyerhaeuser to Weyerhaeuser shareholders and TRI Pointe to TRI Pointe stockholders for these periods. The quotations are as reported in published financial sources.

	Weyerhaeuser Per Share Dividends(1)	Weyerhaeuser Common Shares		TRI Pointe Per Share Dividends(2)	TRI Pointe Common Stock(2)(3)
		High	Low		High	Low
Year Ending December 31, 2014
First Quarter (through March 27, 2014)	$0.22	$31.59	$28.63	$0.00	$20.00	$16.23
Year Ended December 31, 2013
First Quarter	$0.17	$31.74	$28.36	$0.00	$21.25	$17.50
Second Quarter	$0.20	$33.24	$26.38	$0.00	$21.18	$14.24
Third Quarter	$0.22	$29.86	$26.64	$0.00	$17.22	$13.95
Fourth Quarter	$0.22	$32.00	$28.01	$0.00	$20.29	$13.43
Year Ended December 31, 2012
First Quarter	$0.15	$22.36	$18.50	N/A	N/A	N/A
Second Quarter	$0.15	$22.36	$18.60	N/A	N/A	N/A
Third Quarter	$0.15	$28.06	$21.87	N/A	N/A	N/A
Fourth Quarter	$0.17	$28.82	$24.74	N/A	N/A	N/A

(1)	Changes in the amount of dividends Weyerhaeuser paid were primarily due to:

•	an increase in Weyerhaeuser’s quarterly dividend from 15 cents per share to 17 cents per share in November 2012.

•	an increase in Weyerhaeuser’s quarterly dividend from 17 cents per share to 20 cents per share in May 2013.

•	an increase in Weyerhaeuser’s quarterly dividend from 20 cents per share to 22 cents per share in August 2013.

(2)	On January 30, 2013, TRI Pointe was reorganized from a Delaware limited liability company to a Delaware corporation in connection with its initial public offering.
(3)	TRI Pointe common stock was listed on and began trading on the NYSE on January 31, 2013. Prior to that date, TRI Pointe was a limited liability company and there was no established trading market for its membership interests.

TRI Pointe Dividend Policy

TRI Pointe currently intends to retain its future earnings, if any, to finance the development and expansion of its business and, therefore, does not intend to pay cash dividends on its common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of TRI Pointe’s board of directors and will depend on TRI Pointe’s financial condition, results of operations and capital requirements, restrictions contained in any financing instruments and such other factors as the TRI Pointe board of directors deems relevant.

Weyerhaeuser Dividend Policy

Beginning with the third quarter dividend payable in September 2013, Weyerhaeuser increased its quarterly dividend from $0.20 per common share to $0.22 per common share. Weyerhaeuser’s dividend decisions are in the sole discretion of its board of directors and depend on a number of factors, some of which are outside of Weyerhaeuser’s control. Any decision by Weyerhaeuser’s board of directors to increase the dividend, as well as the future payment of dividends and the amount of such dividends, will depend on Weyerhaeuser’s results of operations, financial condition, capital requirements and other factors deemed relevant by Weyerhaeuser’s board of directors. Common share dividends have exceeded Weyerhaeuser’s target ratio in recent years, although Weyerhaeuser cannot guarantee that this will continue in the future.

THE TRANSACTIONS

On November 4, 2013, TRI Pointe and Weyerhaeuser announced that they, along with WRECO and Merger Sub, had entered into the Transaction Agreement, which provides for the combination of TRI Pointe’s business and the Real Estate Business.

Under the Transaction Agreement, on the date of the Distribution, WRECO will incur the New Debt and use the proceeds thereof to make a cash payment to WNR, a subsidiary of Weyerhaeuser. Weyerhaeuser will then cause the REB Transfers to occur.

Following the REB Transfers, Weyerhaeuser will cause WNR to distribute all of the issued and outstanding WRECO common shares to Weyerhaeuser in the WRECO Spin.

Weyerhaeuser will offer to Weyerhaeuser shareholders in this exchange offer the right to exchange all or a portion of their Weyerhaeuser common shares for WRECO common shares at a discount to the equivalent per-share value of TRI Pointe common stock, subject to proration in the event of oversubscription. If this exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. In all cases, the exchange agent will hold all issued and outstanding WRECO common shares in trust until the WRECO common shares are converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger. You will not be able to trade WRECO common shares during this period or at any time before or after the consummation of the Merger. Immediately after the Distribution and at the effective time of the Merger, Merger Sub will merge with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of TRI Pointe. In the Merger, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock.

TRI Pointe expects to issue 129,700,000 shares of TRI Pointe common stock in the Merger, excluding shares to be issued on exercise or vesting of equity awards held by WRECO employees that are being assumed by TRI Pointe in connection with the Transactions. Based upon the reported closing sale price of $         per share for TRI Pointe common stock on the NYSE on             , 2014, the total value of the shares to be issued by TRI Pointe and the amount of cash received by WNR, a subsidiary of Weyerhaeuser, in the Transactions, including from the proceeds of the New Debt (which will be an obligation of WRECO and will be guaranteed by WRECO’s material wholly owned subsidiaries (and after the consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions) as discussed below, but not including any Adjustment Amount as described in “The Transaction Agreement—Payment of Adjustment Amount”, would have been approximately $         billion. The actual value of the consideration to be paid by TRI Pointe will depend on the market price of shares of TRI Pointe common stock at the time of determination and on the Adjustment Amount.

After the consummation of the Merger, TRI Pointe will own and operate the Real Estate Business through WRECO, which will be a wholly owned subsidiary of TRI Pointe, and will also continue its current businesses. All shares of TRI Pointe common stock, including those issued in the Merger, will be listed on the NYSE under TRI Pointe’s current trading symbol “TPH”.

Below is a step-by-step description of the sequence of material events relating to the Transactions.

Step 1	WRECO Stock Split

On January 17, 2014, WRECO effected the WRECO Stock Split pursuant to which the number of WRECO common shares issued and outstanding was increased to 100,000,000 shares and the par value of each WRECO common share was reduced to $0.04 per share.

Step 2	New Debt

WRECO and certain financial institutions executed the Commitment Letter pursuant to which WRECO will incur the New Debt in the form of (i) the Debt Securities, (ii) the Senior Unsecured Bridge Facility or (iii) a combination thereof, on the terms and conditions set forth therein, as described in “Debt Financing—Debt Securities” and “Debt Financing—Bridge Facility”. Prior to the Closing Date, WRECO intends to enter into definitive agreements providing for the New Debt, but those agreements will be conditional upon the consummation of the Transactions.

Under the Transaction Agreement, on the date of the Distribution, WRECO will incur the New Debt and use the proceeds thereof to pay approximately $739 million in cash to WNR (the current direct parent entity of WRECO), which cash will be retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries). The cash payment will be a repayment by WRECO of certain existing intercompany debt between WRECO and WNR or, to the extent that the cash payment exceeds the amount of the intercompany debt, it will be a distribution. WRECO will also pay to WNR a cash amount equal to all unpaid interest on WRECO’s intercompany debt that has accrued between the date of the Transaction Agreement and the date of the Distribution. After giving effect to those payments, WNR will contribute any remaining unpaid intercompany debt to WRECO such that WRECO will have no further liability in respect of its intercompany debt.

Step 3	REB Transfers

Under the terms of the Transaction Agreement, certain assets and liabilities of WRECO and its subsidiaries relating to the Real Estate Business will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries), including the assets and liabilities relating to Coyote Springs.

Weyerhaeuser and its subsidiaries will transfer to WRECO and its subsidiaries certain assets relating to the Real Estate Business not already owned or held by WRECO or its subsidiaries, and WRECO and its subsidiaries will transfer to Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) certain assets of WRECO and its subsidiaries that the parties have agreed will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) following the Closing Date. Weyerhaeuser and its subsidiaries will also transfer to WRECO and its subsidiaries, and WRECO and its subsidiaries will assume, certain liabilities relating to the Real Estate Business that are not already liabilities of WRECO and its subsidiaries, and WRECO and its subsidiaries will transfer to Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries), and Weyerhaeuser or those subsidiaries will assume, certain liabilities of WRECO and its subsidiaries that the parties have agreed will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) following the Closing Date.

Step 4	WRECO Spin

WNR will distribute all of the issued and outstanding WRECO common shares to Weyerhaeuser.

Step 5	Distribution

Weyerhaeuser will offer to Weyerhaeuser shareholders in this exchange offer the right to exchange all or a portion of their Weyerhaeuser common shares for WRECO common shares at a discount to the equivalent per-share value of TRI Pointe common stock, subject to proration in the event of oversubscription. If this exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. In all cases, the exchange agent will hold all issued and outstanding WRECO common shares in trust until the WRECO common shares are converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger. You will not be able to trade WRECO common shares during this period or at any time before or after the consummation of the Merger.

As previously noted, WRECO has prepared this document under the assumption that the WRECO common shares will be distributed to Weyerhaeuser shareholders pursuant to a split-off. Based on market conditions prior to the consummation of the Transactions, Weyerhaeuser will determine whether the WRECO common shares will be distributed to Weyerhaeuser shareholders in a spin-off or a split-off and, once a final decision is made, this document will be amended to reflect that decision, if necessary.

Step 6	Merger

Immediately following the Distribution, Merger Sub will merge with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of TRI Pointe. In the Merger, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock. Cash will be paid in lieu of fractional shares of TRI Pointe common stock.

Immediately after the consummation of the Merger, the ownership of TRI Pointe common stock on a fully diluted basis is expected to be as follows: (i) WRECO common shares will have been converted into the right to receive, in the aggregate, approximately 79.8% of the then outstanding TRI Pointe common stock, (ii) the TRI Pointe common stock outstanding immediately prior to the consummation of the Merger will represent approximately 19.5% of the then outstanding TRI Pointe common stock and (iii) outstanding equity awards of WRECO and TRI Pointe employees will represent the remaining 0.7% of the then outstanding TRI Pointe common stock.

Step 7	Payment of Adjustment Amount

In addition to the cash payments by WRECO to WNR described in “The Transaction Agreement—Incurrence of New Debt and Repayment of Intercompany Debt”, the Transaction Agreement provides that, on the Closing Date, either TRI Pointe or WNR, as applicable, will pay the Adjustment Amount in cash to the other party, as more fully described in “The Transaction Agreement—Payment of Adjustment Amount.” The Adjustment Amount is not subject to any aggregate limitation but is calculated based on certain variable amounts, some of which are subject to individual limitations. The most significant of these variable amounts is the amount of intercompany indebtedness owed by WRECO to WNR on the Closing Date, which is subject to a maximum limit of $950 million. Weyerhaeuser and TRI Pointe believe that any changes to the other variable amounts will not materially impact the Adjustment Amount, and that as such the limit on the amount of intercompany indebtedness owed by WRECO to WNR on the Closing Date creates a de facto limit on the Adjustment Amount. Based on calculations by Weyerhaeuser that have been provided to TRI Pointe, it is expected that WNR will pay an Adjustment Amount in cash to TRI Pointe on the Closing Date.

Set forth below are diagrams that illustrate, in simplified form, the existing corporate structures, the corporate structures immediately following the Distribution and the corporate structures immediately following the consummation of the Merger. The ownership proportions included in the diagram illustrating the corporate structures immediately following the consummation of the Merger are approximate and are calculated on a fully-diluted basis.

Existing Corporate Structures

Structures Following Distribution(1)

(1)	The Merger will take place immediately following the Distribution. Following the Distribution, the exchange agent will hold all issued and outstanding WRECO common shares in trust until the WRECO common shares are converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger. You will not be able to trade WRECO common shares during this or any period. See “This Exchange Offer—Distribution of Any WRECO Common Shares Remaining after This Exchange Offer”.

Structures Following Merger(1)

(1)	Following the consummation of the Merger, outstanding equity awards of WRECO and TRI Pointe employees are expected to represent 0.7% of the then outstanding TRI Pointe common stock on a fully diluted basis (not shown).

After completion of all of the steps described above:

•	TRI Pointe’s wholly owned subsidiary, WRECO, will hold the Real Estate Business and will be the obligor under the New Debt, which will be guaranteed by WRECO’s material wholly owned subsidiaries (and after the consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions; and

•	WNR, a subsidiary of Weyerhaeuser, will have received approximately $739 million of the cash proceeds of the New Debt, which will be retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries). WNR may also receive a cash payment of the Adjustment Amount, if the Adjustment Amount is payable by TRI Pointe, as described in “The Transaction Agreement—Payment of Adjustment Amount”.

Immediately after the consummation of the Merger, the ownership of TRI Pointe common stock on a fully diluted basis is expected to be as follows: (i) WRECO common shares will have been converted into the right to receive, in the aggregate, approximately 79.8% of the then outstanding TRI Pointe common stock, (ii) the TRI Pointe common stock outstanding immediately prior to the consummation of the Merger will represent approximately 19.5% of the then outstanding TRI Pointe common stock and (iii) outstanding equity awards of WRECO and TRI Pointe employees will represent the remaining 0.7% of the then outstanding TRI Pointe common stock. In connection with the Transactions, TRI Pointe, Merger Sub, Weyerhaeuser and/or WRECO have entered into or will enter into the Transaction Documents relating to, among other things, certain tax matters and certain voting matters. See “Other Agreements”.

Number of WRECO Common Shares to be Distributed to Weyerhaeuser Shareholders

Weyerhaeuser is offering to exchange all of the issued and outstanding WRECO common shares for Weyerhaeuser common shares validly tendered and not properly withdrawn. Weyerhaeuser has caused WRECO to effect the WRECO Stock Split so that the total number of WRECO common shares issued and outstanding immediately prior to the effective time of the Merger will equal 100,000,000.

Background of the Transactions

Weyerhaeuser’s board of directors and senior management regularly review the various businesses conducted by Weyerhaeuser and consider possible strategic opportunities, including potential disposition and merger transactions. As part of that process, on June 16, 2013, Weyerhaeuser publicly announced that its board of directors had authorized the exploration of strategic alternatives with respect to WRECO, Weyerhaeuser’s homebuilding and real estate development business. In connection with its exploration of strategic alternatives for WRECO, Weyerhaeuser engaged Morgan Stanley & Co. LLC (“Morgan Stanley”) and Citigroup as financial advisors in June 2013.

Shortly following Weyerhaeuser’s June 16 announcement that it was exploring strategic alternatives with respect to WRECO, a number of third parties contacted Weyerhaeuser and its financial advisors to express interest in a possible transaction. On June 18, 2013, Mr. Douglas Bauer, TRI Pointe’s Chief Executive Officer, contacted a representative of Weyerhaeuser regarding Weyerhaeuser’s announcement. Mr. Bauer also contacted a representative of Citigroup.

During late June of 2013, Morgan Stanley and Citigroup contacted numerous potential counterparties on behalf of Weyerhaeuser regarding a possible transaction involving WRECO. These potential counterparties included parties that Weyerhaeuser’s financial advisors had identified as possible counterparties to a “Reverse Morris Trust” transaction structure, as well as other parties that were expected to be more interested in acquiring WRECO for cash consideration or for a combination of cash and stock. During the course of the process, Weyerhaeuser’s financial advisors communicated to potential counterparties that Weyerhaeuser had a preference for a “Reverse Morris Trust” transaction structure, which would allow Weyerhaeuser to divest WRECO in a tax-efficient manner, but that Weyerhaeuser’s board of directors would also consider other transaction structures if an alternative structure could deliver comparable after-tax value to Weyerhaeuser shareholders. In a “Reverse Morris Trust” transaction, Weyerhaeuser would distribute the stock of WRECO to Weyerhaeuser’s shareholders, and immediately thereafter WRECO would merge with a potential counterparty. Following the merger, the WRECO shareholders would retain at least 50% of the shares of the combined entity. Such a transaction would allow Weyerhaeuser to dispose of WRECO without incurring, or having its shareholders incur, U.S. federal income tax on the consideration to be received by Weyerhaeuser and its shareholders in the transaction. As a result, the “Reverse Morris Trust” structure would facilitate the combination of WRECO with potential counterparties, whereas a taxable disposition of WRECO might otherwise have made a transaction financially unattractive to Weyerhaeuser or required potential counterparties to pay additional consideration.

As part of this process, on June 25, 2013, representatives of Morgan Stanley and Citigroup contacted Mr. Bauer to invite TRI Pointe to participate in preliminary discussions with Weyerhaeuser regarding a possible transaction, and on June 27, 2013, TRI Pointe executed a confidentiality agreement with Weyerhaeuser.

Throughout the process that ensued over the subsequent four month period, TRI Pointe’s senior management provided the TRI Pointe board of directors with periodic updates.

During the months of June and July of 2013, a number of other potential bidders executed confidentiality agreements with Weyerhaeuser.

On July 10, 2013, members of senior management of TRI Pointe, including Mr. Bauer, Mr. Thomas Mitchell, its President and Chief Operating Officer, and Mr. Michael Grubbs, its Chief Financial Officer, attended a presentation in TRI Pointe’s offices about Weyerhaeuser’s real estate business given by Mr. Sandy McDade, Weyerhaeuser’s General Counsel, representatives of Morgan Stanley and Citigroup and an outside consultant of Weyerhaeuser. During the presentation, Weyerhaeuser provided the TRI Pointe representatives with written materials containing an initial overview of WRECO’s business. These materials included, among other things, a business overview and investment highlights, a brand and market overview and summary financial information. Following the July 10 presentation, Weyerhaeuser’s financial advisors made available to TRI Pointe a confidential information package that included, among other things, historical financial information, projected financial information, headcount data and a selling, general and administrative cost structure overview with respect to WRECO.

During July 2013, Weyerhaeuser’s financial advisors provided similar written materials containing an initial overview of WRECO’s business to numerous other potential bidders, and a comparable confidential information package was made available to certain of these parties. In addition, certain of the potential bidders attended in-person presentations hosted by Weyerhaeuser that were similar to the July 10 presentation to TRI Pointe.

On July 18, 2013, a representative of Citigroup delivered a letter and other materials to TRI Pointe that outlined the procedures for the first round of Weyerhaeuser’s process. In that letter, Citigroup and Morgan Stanley, on behalf of Weyerhaeuser, requested that TRI Pointe submit a preliminary non-binding indication of interest regarding a potential combination transaction involving WRECO by August 12, 2013. The process letter provided that the preliminary indication of interest should be based on the business overview information provided by Weyerhaeuser at the July 10 presentation and the confidential information package made available to TRI Pointe after the presentation, and indicated that TRI Pointe would be given an opportunity to conduct further due diligence if it was invited to participate in the second round of the process. Between July 17, 2013 and July 26, 2013, Morgan Stanley and Citigroup delivered similar first round process letters to other potential bidders.

Between July 2013 and August 2013, members of senior management of TRI Pointe conducted site visits of certain residential development projects owned by WRECO.

On August 7, 2013, at a regular meeting of the TRI Pointe board of directors, members of senior management of TRI Pointe, including Messrs. Bauer, Mitchell and Grubbs and Mr. Glenn Keeler, TRI Pointe’s Vice President and Corporate Controller, along with representatives of Deutsche Bank, TRI Pointe’s financial advisor, representatives of Gibson Dunn & Crutcher LLP (“Gibson Dunn”) and Allen Matkins Leck Gamble Mallory & Natsis LLP (“Allen Matkins”), TRI Pointe’s outside legal counsel, and representatives of Ernst & Young LLP (“E&Y”), TRI Pointe’s independent accountants, discussed with TRI Pointe’s board of directors the preliminary evaluation of a possible strategic combination of TRI Pointe’s business and Weyerhaeuser’s real estate business, including a discussion of the “Reverse Morris Trust” transaction structure preferred by Weyerhaeuser, and reviewed with TRI Pointe’s board of directors the terms of a draft non-binding preliminary indication of interest. TRI Pointe’s board of directors considered and asked questions regarding the expected corporate governance of the combined company, valuation, the potential effects of the transaction on stockholders and the possibility of significantly increasing TRI Pointe’s land position, stock liquidity and geographic diversity. At this meeting, TRI Pointe’s board of directors unanimously approved the submission to Weyerhaeuser of a non-binding preliminary indication of interest to combine with WRECO utilizing a “Reverse Morris Trust” transaction structure to enable TRI Pointe access to Weyerhaeuser’s data room with other potential bidders.

On August 12, 2013, TRI Pointe submitted its non-binding preliminary indication of interest to Weyerhaeuser’s financial advisors. The TRI Pointe preliminary indication of interest proposed a combination of WRECO and TRI Pointe pursuant to a stock-for-stock merger utilizing a “Reverse Morris Trust” transaction structure and provided, among other things, that Weyerhaeuser shareholders would own 80% to 81% of the combined company after the closing of the transaction and that Weyerhaeuser would receive a payment of $500 million in cash through the issuance of new debt obligations that would become obligations of TRI Pointe at the closing of the transaction. The TRI Pointe proposal represented a total enterprise valuation of approximately $2.5 billion to $2.6 billion for WRECO, assuming the TRI Pointe closing share price of $14.78 as of August 9, 2013.

On August 15 and 16, 2013, Weyerhaeuser’s financial advisors contacted several bidders who had submitted preliminary indications of interest and invited them to participate in the second round of the process. Weyerhaeuser entered into confidentiality agreements with these bidders, which superseded the confidentiality agreements that Weyerhaeuser had previously executed with such parties. Representatives of Morgan Stanley or Citigroup subsequently delivered to each of them additional materials relating to the due diligence process.

As part of this process, on August 16, 2013, representatives of Citigroup and Morgan Stanley informed Mr. Bauer that TRI Pointe had been selected to participate in the second round of the process, and TRI Pointe and Weyerhaeuser subsequently entered into a mutual confidentiality agreement that superseded the confidentiality agreement entered into between TRI Pointe and Weyerhaeuser on June 27, 2013. On August 17, 2013, a representative of Citigroup delivered to TRI Pointe additional materials relating to the due diligence process and guidelines.

Between August 16, 2013 and October 4, 2013, TRI Pointe conducted a financial and business due diligence investigation of Weyerhaeuser’s real estate business with assistance from representatives of Deutsche Bank and E&Y. During this time period, several other bidders also conducted their own due diligence investigations on Weyerhaeuser’s real estate business, which included, among other things, review of documents and materials relating to WRECO that were made available by Weyerhaeuser in an online data room, attendance at management presentations hosted by Weyerhaeuser and its advisors, site visits and various follow-up discussions.

On September 4, 2013, Messrs. Bauer, Grubbs and Mitchell of TRI Pointe, along with representatives of an outside consultant of TRI Pointe, and representatives of Deutsche Bank, Gibson Dunn and E&Y, attended, at Morgan Stanley’s offices in Los Angeles, a presentation about Weyerhaeuser’s real estate business given by WRECO’s senior management team, including Mr. Peter Orser, WRECO’s President and Chief Executive Officer, Mr. Dale Sowell, WRECO’s Executive Vice President, and Mr. Tom Stocks, WRECO’s Chief Investment Officer. Mr. McDade and representatives of Citigroup, Morgan Stanley and an outside consultant of Weyerhaeuser were also present.

On September 9, 2013, representatives of Citigroup and Morgan Stanley delivered second round process letters to TRI Pointe and the other bidders that outlined the procedures for the second round of Weyerhaeuser’s process.

In connection with the second round process letter, between September 16, 2013 and September 25, 2013, a representative of Citigroup delivered drafts of a transaction agreement, a tax sharing agreement, a disclosure letter and a voting agreement to TRI Pointe. During this period, representatives of Citigroup and Morgan Stanley also delivered to the other bidders drafts of definitive agreements relating to a possible transaction involving WRECO.

Between September 16, 2013 and October 4, 2013, certain members of senior management of TRI Pointe, including Messrs. Bauer, Mitchell, Grubbs and Keeler, and representatives of E&Y, Gibson Dunn and Allen Matkins, had numerous meetings and discussions regarding the terms set forth in the draft transaction agreement and related ancillary agreements and prepared a mark-up of the transaction agreement and a mark-up of the tax sharing agreement.

On September 30, 2013, at a special meeting of the board of directors of TRI Pointe, Messrs. Bauer, Mitchell and Grubbs, along with representatives of Deutsche Bank, Gibson Dunn and Allen Matkins, discussed with TRI Pointe’s board of directors an updated evaluation of the potential strategic combination of TRI Pointe’s business and Weyerhaeuser’s real estate business and the results of the financial and business due diligence investigation of Weyerhaeuser’s real estate business. At this meeting, the representatives of Deutsche Bank discussed certain preliminary financial analyses relating to TRI Pointe, Weyerhaeuser’s real estate business and the proposed transaction. Additionally, Messrs. Bauer, Mitchell and Grubbs, along with representatives of Deutsche Bank and Gibson Dunn, reviewed with TRI Pointe’s board of directors the terms of a draft non-binding second round bid proposal, including a proposed mark-up of the draft transaction agreement prepared by Gibson Dunn and the proposed treatment of the assets held by WRECO relating to Coyote Springs, which were viewed by senior management of TRI Pointe as a non-beneficial land position with a “fair-market value” significantly less than its then-current book value. Because of this, TRI Pointe senior management discussed a proposal by which the Coyote Springs assets would be transferred to TRI Pointe at “fair market value,” determined pursuant to a mutually agreeable methodology. Finally, a representative of Allen Matkins provided the TRI Pointe board of directors with an overview of the fiduciary duties required of directors under Delaware law in connection with the proposed transaction.

On October 2, 2013, Messrs. Bauer, Mitchell and Grubbs met in New York with members of Weyerhaeuser’s senior management, including Mr. Doyle Simons, Weyerhaeuser’s President and Chief Executive Officer, Ms. Patricia Bedient, Weyerhaeuser’s Chief Financial Officer, and Mr. McDade, to discuss each other’s respective businesses and potential opportunities from a combination of TRI Pointe’s business and WRECO’s business, including potential synergies. Representatives of Morgan Stanley, Citigroup and an outside consultant of Weyerhaeuser also attended this meeting. Weyerhaeuser held similar meetings in New York with certain of the other bidders on October 2 and October 3, 2013.

On October 3, 2013, representatives of Gibson Dunn and representatives of Cravath, Swaine & Moore LLP (“Cravath”), Weyerhaeuser’s outside legal counsel, had a discussion regarding certain provisions of the draft transaction agreement.

On October 3, 2013, at a special meeting of the board of directors of TRI Pointe, Messrs. Bauer, Mitchell, Grubbs and Keeler provided an update on the discussions with Weyerhaeuser, including a summary of the October 2 meeting with Weyerhaeuser senior management. At this meeting, TRI Pointe’s board of directors, members of senior management of TRI Pointe and representatives of Deutsche Bank discussed certain preliminary financial analyses relating to TRI Pointe, Weyerhaeuser’s real estate business and the proposed transaction. The board of directors of TRI Pointe discussed the economics of the proposed transaction and the possible ownership percentages, including the effects of increasing the percentage to be owned by Weyerhaeuser shareholders. After further discussion regarding the financial information, the board of directors of TRI Pointe unanimously approved the submission of a non-binding second round bid proposal.

On October 4, 2013, TRI Pointe submitted a non-binding second round bid proposal to Weyerhaeuser’s financial advisors that superseded the non-binding preliminary indication of interest submitted by TRI Pointe on August 12, 2013. This proposal provided, among other things, that:

•	the proposed transaction would utilize a “Reverse Morris Trust” transaction structure;

•	Weyerhaeuser shareholders would own 78.25% of the combined company after the closing of the transaction;

•	WRECO would remain liable for its existing debt and Weyerhaeuser would receive a cash payment of $500 million through the incurrence by WRECO of new debt obligations that would become obligations of TRI Pointe at the closing of the transaction;

•	Coyote Springs would be transferred to TRI Pointe at “fair market value”, determined pursuant to a mutually agreeable methodology;

•	upon closing of the transaction, TRI Pointe’s board of directors would be expanded from seven directors to nine directors, with five of the directors appointed by TRI Pointe and four of the directors appointed by Weyerhaeuser; and

•	TRI Pointe and its advisors would need to complete confirmatory diligence with respect to legal, accounting, human resources, information technology and environmental matters before entering into a definitive agreement.

The TRI Pointe proposal represented a total enterprise valuation of $2.2 billion for WRECO, assuming the TRI Pointe closing share price of $14.17 as of October 3, 2013, and such proposal did not assign any value to Coyote Springs (because Coyote Springs would be transferred at “fair market value”, determined at a later time pursuant to mutually agreeable methodology). TRI Pointe’s proposal also noted that the implied enterprise valuation for WRECO represented by the offer would be higher if TRI Pointe’s share price were to increase. A mark-up of the transaction agreement and a mark-up of the tax sharing agreement were included with the proposal.

Several other bidders also submitted non-binding second round bid proposals to Weyerhaeuser’s financial advisors on October 4, together with mark-ups of the draft definitive agreements that had been provided to the bidders. One of the bidders submitted its non-binding proposal to Weyerhaeuser’s financial advisors on October 8, 2013.

On October 10, 2013, representatives from Citigroup contacted members of senior management of TRI Pointe and informed them that, while certain elements of TRI Pointe’s second round bid were appealing to Weyerhaeuser, TRI Pointe’s proposed valuation was not competitive with the valuations proposed by the other bidders. Between October 9 and October 10, 2013, Weyerhaeuser’s financial advisors also contacted the other bidders to discuss certain aspects of their bids.

Between October 10, 2013 and October 12, 2013, representatives of Deutsche Bank, certain directors of TRI Pointe and members of senior management of TRI Pointe had several discussions regarding the financial analyses prepared by Deutsche Bank and the underlying price inflation assumptions provided by management of TRI Pointe.

On October 12, 2013, at a special meeting of the board of directors of TRI Pointe, Messrs. Bauer, Mitchell, Grubbs and Keeler provided an update on the discussions with Weyerhaeuser, including a summary of the October 10, 2013 call with representatives of Citigroup. At this meeting, representatives of Deutsche Bank reviewed revised financial analyses taking into account updated price inflation assumptions provided by TRI Pointe’s senior management. The TRI Pointe board of directors discussed the synergies of the proposed transaction and management’s evaluation of Weyerhaeuser’s assets. The TRI Pointe board of directors considered the current housing recovery cycle and the timing of the proposed combination. The TRI Pointe board of directors discussed increasing the proposed valuation of Weyerhaeuser’s real estate business and also proposing a “One-way Collar” feature, which, in the event that TRI Pointe’s average share price increased over a certain threshold during a mutually determined period, would cause Weyerhaeuser shareholders to receive fewer shares of TRI Pointe common stock for each WRECO common share exchanged. The members of senior management of TRI Pointe, along with the representatives of Deutsche Bank and Gibson Dunn, reviewed with TRI Pointe’s board of directors the terms of the proposed amendment to the non-binding second round indication of interest. After a discussion regarding the revised financial analyses and the changes to the underlying inflation assumptions, the TRI Pointe board of directors unanimously approved the submission of a revised non-binding second round bid proposal.

On October 13, 2013, TRI Pointe submitted a revised non-binding second round bid proposal to Weyerhaeuser’s financial advisors. The revised proposal modified the second round bid proposal submitted on October 4, 2012 as follows:

•	Weyerhaeuser shareholders would own 80.5% of the combined company after the closing of the transaction, subject to downward adjustment in the form of a “One-way Collar”;

•	Weyerhaeuser would receive a cash payment of $700 million through the incurrence by WRECO of new debt obligations that would become obligations of TRI Pointe at the closing of the transaction; and

•	Coyote Springs would either (i) be transferred to a dual beneficiary subdivision land trust, pursuant to which Weyerhaeuser would be responsible for all carrying costs with respect to Coyote Springs and would be entitled to receive an agreed upon percentage of the gross proceeds of all Coyote Springs home sales, while TRI Pointe would be responsible for entitlement and infrastructure costs, or (ii) be transferred at “fair market value”, determined pursuant to a mutually agreeable methodology.

The revised TRI Pointe proposal represented a total enterprise valuation of approximately $2.6 billion for WRECO, assuming no value for Coyote Springs (which would either be transferred to the dual beneficiary subdivision land trust described above or transferred at “fair market value”, determined at a later time pursuant to a mutually agreeable methodology) and the TRI Pointe closing share price of $13.93 as of October 11, 2013.

On October 14, 2013, representatives of Cravath sent to certain of the other bidders mark-ups of the revised definitive agreements that those bidders had submitted as part of their second round bid proposals.

Between October 14 and October 15, 2013, representatives of Weyerhaeuser and its financial advisors had several discussions with senior management of TRI Pointe, including Messrs. Bauer, Mitchell and Grubbs, regarding TRI Pointe’s October 13 proposal. During these discussions, representatives of Citigroup and Morgan Stanley informed TRI Pointe’s senior management that TRI Pointe’s revised proposal was competitive with the offers proposed by the other bidders from an economic perspective, but that Weyerhaeuser had concerns about the One-way Collar proposed by TRI Pointe and that Weyerhaeuser would prefer to retain Coyote Springs, rather than implementing either of TRI Pointe’s proposals with respect to transferring Coyote Springs to a dual beneficiary subdivision land trust or to TRI Pointe at its fair market value. During these discussions, senior management of TRI Pointe requested that Weyerhaeuser agree to negotiate exclusively with TRI Pointe and discontinue all negotiations with the other bidders in the process. The representatives of Weyerhaeuser and its financial advisors told TRI Pointe’s senior management that Weyerhaeuser would consider moving forward with TRI Pointe on an exclusive basis, but only if TRI Pointe were to agree (i) to remove the One-way Collar from its proposal and (ii) that Coyote Springs would be retained by Weyerhaeuser, with no related downward adjustment to the economic terms of the TRI Pointe proposal. In response, senior management of TRI Pointe indicated that TRI Pointe was willing to modify, but not remove, the One-way Collar, and that TRI Pointe would agree to Coyote Springs being retained by Weyerhaeuser. Representatives of Citigroup and Morgan Stanley emphasized during these discussions that Weyerhaeuser would not enter into exclusivity arrangements with TRI Pointe unless TRI Pointe committed to completing its confirmatory legal due diligence on an expedited basis with no reduction in the total enterprise valuation for WRECO indicated by TRI Pointe’s October 13 proposal.

On October 15, 2013, at a special meeting of the board of directors of TRI Pointe, Messrs. Bauer, Mitchell, Grubbs and Keeler provided an update on recent communications with respect to the proposed transaction, including a summary of an October 14, 2013 call with Citigroup and Morgan Stanley and a discussion regarding the request for exclusivity. Messrs. Bauer, Mitchell, Grubbs and Keeler agreed to report back to the TRI Pointe board of directors after further discussions with Citigroup and Morgan Stanley.

On October 15, 2013, a representative of Cravath circulated revised drafts of the transaction agreement and the tax sharing agreement to representatives of Gibson Dunn. On October 17, 2013, representatives of Cravath and representatives of Gibson Dunn discussed the revisions to the transaction agreement circulated on October 15, 2013.

On October 16, 2013, a representative of Citigroup informed Mr. Bauer that Weyerhaeuser would be willing to negotiate exclusively with TRI Pointe based on the terms set forth in TRI Pointe’s second round bid proposal, as revised, if TRI Pointe would agree to withdraw its request for the One-way Collar and TRI Pointe would commit to completing its confirmatory legal due diligence on an expedited basis. The Citigroup representative also informed Mr. Bauer that exclusivity would be granted with the expectation that TRI Pointe would obtain committed financing on terms reasonably acceptable to Weyerhaeuser in a timely manner.

On October 16, 2013, at a special meeting of the board of directors of TRI Pointe, Messrs. Bauer, Mitchell, Grubbs and Keeler provided an update on recent communications with respect to the proposed transaction, including a summary of the October 16, 2013 call with Citigroup. At this meeting, the TRI Pointe board of directors discussed the proposed transaction in the context of the current housing cycle and unanimously authorized the management of TRI Pointe to continue discussions with Weyerhaeuser on the basis that the One-way Collar would be removed in exchange for Weyerhaeuser’s grant of exclusivity to TRI Pointe and that TRI Pointe and its representatives would complete its confirmatory due diligence on an expedited basis.

On October 18, 2013, Weyerhaeuser and TRI Pointe entered into an exclusivity agreement pursuant to which TRI Pointe was given the right to negotiate exclusively with Weyerhaeuser regarding the proposed transaction until November 1, 2013, subject to earlier termination in the event that TRI Pointe was unable to provide executed debt commitment documents that were on terms and conditions reasonably acceptable to Weyerhaeuser.

Between October 17, 2013 and November 1, 2013, the parties and their respective legal and financial advisors negotiated the terms of the transaction agreement, including the exchange ratio and the termination fee, the related disclosure letters, the tax sharing agreement and the other Transaction Documents, beginning with the terms set forth in TRI Pointe’s second round bid proposal, as revised. These negotiations, including the negotiation of the amount of the termination fee and the circumstances under which it would be payable, were generally based on precedent transactions, along with advice from outside legal counsel and financial advisors with respect to current market conditions and Delaware law. The exchange ratio was derived from TRI Pointe’s proposal that Weyerhaeuser shareholders would own 80.5% of the combined company after the closing of the transaction, and based on the total enterprise value of WRECO less certain downward adjustments, including the equity awards held by WRECO employees to be assumed by TRI Pointe in the transactions.

Between October 17, 2013 and November 3, 2013, management of TRI Pointe, with assistance from representatives of Deutsche Bank, E&Y, Gibson Dunn and Allen Matkins, undertook their confirmatory due diligence investigation of WRECO with respect to legal, accounting, human resources, information technology and environmental matters. During this time period, Weyerhaeuser, Morgan Stanley, Citigroup, Cravath and other advisors to Weyerhaeuser also conducted a reverse due diligence investigation of TRI Pointe.

Between October 17, 2013 and November 3, 2013, legal advisors to TRI Pointe and the Starwood Fund reviewed and negotiated the terms of the voting agreement that Weyerhaeuser had asked the Starwood Fund to execute in connection with the proposed transaction. During the course of these negotiations, representatives of TRI Pointe indicated that three of TRI Pointe’s executive officers, Messrs. Bauer, Grubbs and Mitchell, who collectively owned over 9% of TRI Pointe’s outstanding common stock, would be willing to sign voting agreements with terms and provisions comparable to the voting agreement to be signed by the Starwood Fund. After negotiations among TRI Pointe, the Starwood Fund and Weyerhaeuser and their respective legal advisors, the parties agreed that Messrs. Bauer, Grubbs and Mitchell would each execute a voting agreement with respect to TRI Pointe shares beneficially owned by them and that the Starwood Fund would execute a voting agreement with respect to a portion of the shares owned by the Starwood Fund, such that the aggregate number of shares subject to the voting agreements would equal approximately 40% of the TRI Pointe common stock outstanding.

During these discussions, the Starwood Fund informed TRI Pointe that it would not enter into a voting agreement unless TRI Pointe executed an indemnification agreement with respect to the proposed transaction. On October 29, 2013, Starwood Fund’s legal counsel provided TRI Pointe with a draft indemnification agreement. At a special meeting held on November 1, 2013, the board of directors of TRI Pointe formed a committee of three outside, independent and disinterested directors, Messrs. Cable, Gilbert and Rogers, to review, evaluate and determine whether to authorize TRI Pointe to enter into indemnification agreements with the Starwood Fund and the executive officers of TRI Pointe in consideration of entering into voting agreements with Weyerhaeuser. The committee retained O’Melveny & Meyers LLP as its legal advisor. Following informal discussions, the committee met on November 3, 2013 and unanimously recommended that TRI Pointe enter into indemnification agreements with the Starwood Fund and Messrs. Bauer, Grubbs and Mitchell in connection with their entering into voting agreements with Weyerhaeuser.

Between October 18, 2013 and November 3, 2013, TRI Pointe, Weyerhaeuser, DB Cayman and Citigroup and their respective legal advisors negotiated the terms of the commitment documents setting forth the financing of the transaction.

On October 31, 2013, the board of directors of Weyerhaeuser held a special meeting during which, among other things, Weyerhaeuser’s board of directors unanimously approved the terms of the proposed transaction and authorized Weyerhaeuser and its subsidiaries to enter into definitive agreements with respect to the transaction.

On November 1, 2013, at a special meeting of the board of directors of TRI Pointe, Messrs. Bauer, Mitchell, Grubbs and Keeler reported on the continuing negotiations with Weyerhaeuser and presented (i) management’s review of the proposed transaction, (ii) a proposed organization chart of the combined company and (iii) a draft integration and transition plan. Prior to the meeting, the TRI Pointe board of directors had been provided with negotiated and substantially complete drafts of the transaction agreement, the tax sharing agreement, the debt commitment documents and the voting agreement and the due diligence reports prepared by E&Y and Gibson Dunn. Representatives of Deutsche Bank reviewed with the board of directors of TRI Pointe certain of the major economic terms of the transaction and made a presentation to the board of directors of TRI Pointe regarding certain financial analyses relating to TRI Pointe, Weyerhaeuser’s real estate business and the proposed transaction. Following this presentation, the representatives of Deutsche Bank stated that, based on the information available to them at the time, they were prepared to deliver an oral opinion relating to the fairness of the exchange ratio to TRI Pointe from a financial point of view. Representatives of Gibson Dunn reviewed in detail the principal terms of the various agreements to be entered into in connection with the proposed transaction. Mr. Grubbs reviewed the terms of the debt commitment documents for the proposed transaction. Following the discussion of principal terms, the representatives of Gibson Dunn and Allen Matkins reviewed the board’s fiduciary duties, both generally and in the specific context of the proposed transaction, in connection with its evaluation of the proposed transaction. Representatives of E&Y presented E&Y’s due diligence report with respect to financing, accounting and tax, information technology and human resources. Following extensive discussion on all the matters presented at the meeting, the meeting was adjourned to allow the parties to complete the negotiations of certain remaining unresolved issues and to finalize the terms of the debt commitment documents for the potential transaction.

On November 3, 2013, at a special meeting of the board of directors of TRI Pointe, Messrs. Bauer, Mitchell, Grubbs and Keeler reported on the resolution of certain remaining open issues and a representative of Allen Matkins presented Allen Matkins’ due diligence report with respect to real estate and environmental matters. Following the discussion of these items, representatives of Deutsche Bank delivered an oral opinion, which was subsequently confirmed in writing, that as of November 3, 2013, and based upon and subject to the assumptions, limitations, qualifications and conditions set forth in its opinion, the exchange ratio specified in the

Transaction Agreement was fair, from a financial point of view, to TRI Pointe. Following further discussion on the presented matters, the TRI Pointe board of directors unanimously authorized and approved the form, terms and provisions of the Transaction Agreement, and determined that the terms and conditions of the Transaction Agreement, the Merger, including the issuance of TRI Pointe common stock, the Transactions and the Transaction Documents are advisable, fair to and in the best interests of TRI Pointe and TRI Pointe stockholders and recommended that TRI Pointe stockholders authorize the issuance of shares of TRI Pointe common stock in the Merger.

On the evening of November 3, 2013, TRI Pointe and Weyerhaeuser received executed debt commitment documents to provide financing for the proposed transaction from DB Cayman and Citigroup. The appropriate parties then entered into the Transaction Agreement and the Voting Agreements.

On November 4, 2013, before the opening of trading on the NYSE, TRI Pointe and Weyerhaeuser issued press releases announcing the transaction.

TRI Pointe’s Reasons for the Transactions

TRI Pointe’s board of directors has authorized and approved the form, terms and provisions of the Transaction Agreement, and determined that the terms and conditions of the Transaction Agreement, the Merger, including the issuance of TRI Pointe common stock, the Transactions and the Transaction Documents are advisable, fair to and in the best interests of TRI Pointe and TRI Pointe stockholders.

In reaching its decision to authorize and approve the Transaction Agreement, the TRI Pointe board of directors consulted with its financial and legal advisors and carefully considered a variety of factors, including the following:

•	the expectation that the Merger would be accretive on an earnings per share basis, taking into account the estimated purchase price allocation and pro forma capital structure, increase TRI Pointe’s revenues and earnings and enhance cash flow generation;

•	that the combined company’s estimated homebuilding gross margin for 2013 would be approximately 21.0%, partially due to increased operations in markets with historically high home sales prices and gross margins, which would place the combined company’s gross margin among the top publicly held U.S. homebuilders;

•	the opportunity to significantly expand the scope and scale of TRI Pointe’s operations by creating one of the ten largest homebuilders in the United States based on estimated combined equity market value, assuming TRI Pointe issues 129,700,000 shares of its common stock in the Merger and based on the closing price of its common stock on November 1, 2013;

•	the opportunity to expand TRI Pointe’s geographic reach through the introduction of new markets in Houston, Phoenix and Tucson, Las Vegas, the Washington, D.C. suburbs, Richmond and the Puget Sound region of Washington State, which are positioned for future growth, as demonstrated by the low number of housing permits currently issued as a percentage of peak level, the high level of home value appreciation and the strong 2013 job growth in these markets, in each case as compared to the U.S. average;

•	through the Transactions, TRI Pointe would increase its land inventory by gaining control of approximately 27,000 lots controlled by WRECO as of November 3, 2013, including 16,000 lots, a considerable number of which are fully or partially entitled, located in California markets, in which the land entitlement and development environment is complex and typically lengthy, requiring significant expertise and capital;

•	the optionality and potential for cash generation that the increased land inventory would afford TRI Pointe, including the ability to be opportunistic in disposing of certain land positions or entering into joint ventures or other arrangements to extract capital from WRECO’s land inventory, particularly in the entitlement-constrained California markets;

•	the expectation that the combination with the Real Estate Business would enhance TRI Pointe’s overall credit quality and significantly enhance TRI Pointe’s balance sheet strength;

•	the potential for the Merger to create a significant increase in total equity market capitalization and generate increased visibility and greater access to the capital markets for TRI Pointe, which could enhance the market valuation of TRI Pointe common stock as well as increase the trading volume and, therefore, the liquidity of the common stock for TRI Pointe stockholders;

•	information concerning the business, assets, liabilities, financial performance and results of operations, and condition and prospects of TRI Pointe’s business and the Real Estate Business;

•	the structure of the Merger as a tax-free reorganization for federal income tax purposes;

•	the experienced senior management team operating WRECO’s five distinct homebuilders, with an average of 21 years operating in their regional markets, and the cultural similarities between TRI Pointe and WRECO;

•	the potential for meaningful cost synergies resulting from, and following the consummation of, the Merger, including overhead savings resulting from streamlining certain redundant corporate functions, improved operating efficiencies, including provision of certain corporate level administrative and support functions at a lower cost than was historically allocated to WRECO for such services by Weyerhaeuser, and growth of ancillary operations in various markets as permitted under applicable law, including a mortgage business, a title company and other ancillary operations;

•	the trends and competitive developments in the homebuilding industry, including TRI Pointe’s belief that the industry is in the recovery stage of the market cycle and that a combination with WRECO would afford TRI Pointe the opportunity to gain talented employees and significantly increase its land inventory in order to capitalize on this recovery and provide value for TRI Pointe stockholders;

•	the range of strategic alternatives available to TRI Pointe, including continuing to operate its business as a standalone entity as currently conducted, raising additional capital and evaluating potential acquisitions of regional homebuilders in desirable markets on a case-by-case basis, none of which TRI Pointe believed would deliver as much value to the TRI Pointe stockholders as the combination with WRECO;

•	the ability to continue operating each of WRECO’s homebuilding brands as a separate regionally focused operating unit with local management driving operations;

•	the opinion of Deutsche Bank, dated November 3, 2013, that, based upon and subject to the assumptions, limitations, qualifications and conditions set forth in such opinion, the exchange ratio was fair, from a financial point of view, to TRI Pointe, as more fully described below in “—Opinion of Deutsche Bank Securities Inc.”;

•	the fact that the Transaction Agreement and the aggregate consideration to be paid by TRI Pointe pursuant to the Transaction Agreement were the result of arms-length negotiations between representatives of TRI Pointe and Weyerhaeuser;

•	the experienced TRI Pointe management team would manage the combined company;

•	TRI Pointe would select a majority of the directors of the combined company; and

•	the fact that the Transaction Agreement would allow the board of directors of TRI Pointe to accept a superior proposal upon payment of a termination fee and reimbursement to Weyerhaeuser of certain expenses.

The TRI Pointe board of directors also considered certain countervailing factors in its deliberations concerning the Merger and the other Transactions, including:

•	the fact that current TRI Pointe stockholders as a group would hold less than a majority of the then outstanding TRI Pointe common stock after the consummation of the Merger;

•	the challenges and difficulties, foreseen and unforeseen, relating to integrating the Real Estate Business with TRI Pointe’s current operations, including the foreseen difficulty of having a smaller company absorb a larger company, the risks associated with increased land inventory and the burden that Real Estate Business legacy issues may have on TRI Pointe’s operating results;

•	the possibility of management and employee disruption associated with the Merger and integrating the operations of the companies, including the risk that, despite TRI Pointe’s current intention to retain such personnel, key management of the Real Estate Business might not be employed with TRI Pointe after the consummation of the Merger;

•	the risk that the Merger and integration may divert management attention and resources away from other strategic opportunities and from operational matters;

•	the risk that the potential benefits sought in the Merger might not be fully realized or realized within the expected time frame;

•	the fact that, in order to preserve the tax-free treatment of the Merger and related transactions, TRI Pointe would be required to abide by certain restrictions that could limit its ability to engage in certain future business transactions that might be advantageous;

•	the risks associated with the Real Estate Business operations;

•	the increase in TRI Pointe’s indebtedness expected to result from the Merger;

•	that TRI Pointe, prior to the consummation of the Merger, would be required to conduct its business in the ordinary course, subject to specific limitations and exceptions, which could delay or prevent TRI Pointe from undertaking business opportunities that may arise prior to the consummation of the Merger;

•	the fact that certain provisions of the Transaction Agreement and the Voting Agreements may dissuade third parties from seeking to acquire TRI Pointe or otherwise increase the cost of any potential acquisition;

•	risks of the type and nature described in the section entitled “Risk Factors”; and

•	the risk that the Merger may not be completed in a timely manner or at all and the potential adverse consequences, including substantial costs that would be incurred and potential damage to TRI Pointe’s reputation, if the Merger is not completed.

The foregoing discussion of the information and factors discussed by the TRI Pointe board of directors is not meant to be exhaustive but is believed to include all material factors considered by it. The TRI Pointe board of directors did not quantify or attach any particular weight to, nor did it draw particular conclusions about, the various individual factors that it considered in reaching its determination that the terms and provisions of the Transaction Agreement, the Merger, including the issuance of TRI Pointe common stock, the Transactions and the Transaction Documents are advisable, fair to and in the best interests of TRI Pointe and its stockholders. Rather, the TRI Pointe board of directors viewed its position and recommendation as being based on the totality of the information presented to and considered by it. The TRI Pointe board of directors evaluated the factors described above with the assistance of TRI Pointe’s senior management and legal and financial advisors. In considering the factors described above, individual members of the board of directors of TRI Pointe may have given different weights to other or different factors.

This explanation of the factors considered by the board of directors of TRI Pointe is in part forward-looking in nature and, therefore, should be read in light of the factors discussed in “Cautionary Statement on Forward-Looking Statements” and “Risk Factors”.

After careful consideration of the foregoing factors and other relevant considerations, the TRI Pointe board of directors authorized and approved the form, terms and provisions of the Transaction Agreement, and determined that the terms and conditions of the Transaction Agreement, the Merger, including the issuance of TRI Pointe common stock, the Transactions and the Transaction Documents are advisable, fair to and in the best interests of TRI Pointe and its stockholders.

Opinion of Deutsche Bank Securities Inc.

At the November 3, 2013 meeting of the board of directors of TRI Pointe, Deutsche Bank delivered its oral opinion to the board of directors of TRI Pointe, subsequently confirmed in writing as of the same date, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions described in Deutsche Bank’s opinion, the exchange ratio set forth in the Transaction Agreement was fair, from a financial point of view, to TRI Pointe. Deutsche Bank never rendered an opinion to WRECO or its shareholders in connection with the Transactions, and Deutsche Bank expressed no opinion as to the fairness of the exchange ratio (or any other aspect of the Transactions) to Weyerhaeuser, WRECO or their respective shareholders.

The full text of Deutsche Bank’s written opinion, dated November 3, 2013, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Deutsche Bank in connection with the opinion, is attached as Exhibit 99.8 to this document and is incorporated herein by reference. The summary of Deutsche Bank’s opinion set forth in this document is qualified in its entirety by reference to the full text of the opinion. Deutsche Bank’s opinion was addressed to, and for the use and benefit of, the board of directors of TRI Pointe in connection with and for the purpose of its evaluation of the Merger. Deutsche Bank’s opinion does not constitute a recommendation as to how any holder of TRI Pointe common stock should vote with respect to the issuance of shares of TRI Pointe common stock in connection with the Transactions. Deutsche Bank’s opinion was limited to the fairness, from a financial point of view, of the exchange ratio to TRI Pointe as of the date of the opinion and does not address any other aspect of the Merger, the Transaction Agreement or any of the Transaction Documents. Deutsche Bank was not asked to, and Deutsche Bank’s opinion did not, address the fairness of the Merger, or any consideration received in connection therewith, to the holders of any class of securities, creditors or other constituencies of TRI Pointe nor did it address the fairness of the contemplated benefits of the Merger. Deutsche Bank expressed no opinion as to the underlying business decision of TRI Pointe to engage in the Merger. Deutsche Bank was not requested to, and it did not, solicit third party indications of interest in the possible acquisition of all or a part of TRI Pointe, nor was it requested to consider, and its opinion does not address, the relative merits of the Merger as compared to any alternative transactions or business strategies. Also, Deutsche Bank did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the officers, directors or employees of any party to the Transaction Agreement, or any class of such persons, in connection with the Merger relative to the exchange ratio or otherwise.

In connection with Deutsche Bank’s role as financial advisor to TRI Pointe, and in arriving at its opinion, Deutsche Bank, among other things:

•	reviewed certain publicly available financial and other information concerning WRECO and TRI Pointe;

•	reviewed certain internal analyses, financial forecasts and other information relating to WRECO, TRI Pointe and the combined company prepared by management of TRI Pointe;

•	held discussions with certain senior officers of WRECO regarding the businesses and prospects of WRECO and with certain senior officers and other representatives and advisors of TRI Pointe regarding the businesses and prospects of TRI Pointe, WRECO and the combined company;

•	reviewed the reported prices and trading activity for the TRI Pointe common stock;

•	compared certain financial information for WRECO and certain financial and stock market information for TRI Pointe with, to the extent publicly available, similar information for certain other companies Deutsche Bank considered relevant whose securities are publicly traded;

•	reviewed the terms of the Transaction Agreement and certain related documents; and

•	performed such other studies and analyses and considered such other factors as Deutsche Bank deemed appropriate.

Deutsche Bank did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to Deutsche Bank, concerning WRECO or TRI Pointe, including, without limitation, any financial information considered in connection with the rendering of Deutsche Bank’s opinion and information relating to potential synergies anticipated by management of TRI Pointe to result from the consummation of the Merger. Accordingly, for purposes of its opinion, Deutsche Bank, with the knowledge and permission of the board of directors of TRI Pointe, assumed and relied upon the accuracy and completeness of all such information. Deutsche Bank did not conduct a physical inspection of any of the properties or assets, and did not prepare, obtain or review any independent evaluation or appraisal of any of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets or liabilities) of TRI Pointe, WRECO, the combined company or any of their respective subsidiaries, nor did Deutsche Bank evaluate the solvency or fair value of TRI Pointe, WRECO, the combined company or any of their respective subsidiaries under any law relating to bankruptcy, insolvency or similar matters. With respect to the financial forecasts made available to Deutsche Bank and used in its analyses, Deutsche Bank assumed with the knowledge and permission of the board of directors of TRI Pointe that such forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of TRI Pointe as to the matters covered thereby. In rendering its opinion, Deutsche Bank expressed no view as to the reasonableness of such forecasts and projections or the assumptions on which they were based. Deutsche Bank’s opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to Deutsche Bank as of, the date of the opinion. Deutsche Bank expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Deutsche Bank’s opinion of which Deutsche Bank becomes aware after the date of its opinion.

For purposes of rendering its opinion, Deutsche Bank assumed with the knowledge and permission of the board of directors of TRI Pointe that, in all respects material to its analysis, the Merger and the Transactions will be consummated in accordance with the terms of the Transaction Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to Deutsche Bank’s analysis. Deutsche Bank also assumed, with the knowledge and permission of the board of directors of TRI Pointe, that (i) the WRECO Spin and the Distribution will each qualify as tax-free under Section 355 of the Code, (ii) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (iii) with respect to the Merger, the Transaction Agreement will constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code, (iv) with respect to the Merger, WRECO, TRI Pointe and Merger Sub will each be a party to the reorganization within the meaning of Section 368(b) of the Code and (v) all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Merger and the other Transactions will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to Deutsche Bank’s analysis. Deutsche Bank further assumed, with the knowledge and permission of the board of directors of TRI Pointe, that, to the extent there are any Delayed Transfer Assets or Delayed Transfer Liabilities, such assets and liabilities will be transferred or assumed, as the case may be, in accordance with the terms of the Transaction Agreement. Deutsche Bank is not a legal, regulatory, tax or accounting expert and Deutsche Bank relied on the assessments made by TRI Pointe and its other advisors with respect to such issues.

Deutsche Bank’s opinion was approved and authorized for issuance by a Deutsche Bank fairness opinion review committee. Deutsche Bank’s opinion did not in any manner address the prices at which the TRI Pointe common stock, the WRECO common shares or any other securities of TRI Pointe or WRECO, respectively, will trade following the announcement or the consummation of the Merger.

The following is a summary of the material financial analyses contained in the presentation that was made by Deutsche Bank to the board of directors of TRI Pointe on November 1, 2013 and that were used in connection with rendering its opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Deutsche Bank, nor does the order in which the analyses are described represent the relative importance or weight given to the analyses by Deutsche Bank. Some of the summaries of the financial analyses include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Deutsche Bank’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 30, 2013, and is not necessarily indicative of current market conditions. References in the following discussion to estimates or financial projections for WRECO provided by management of TRI Pointe refer to the Adjusted WRECO Financial Projections described below in “—Certain Financial Projections”.

Historical Trading Analysis

Deutsche Bank reviewed the historical closing prices for the TRI Pointe common stock for the period beginning with TRI Pointe’s initial public offering on January 31, 2013 and ending on October 30, 2013. Deutsche Bank noted that the trading range for the TRI Pointe common stock since its initial public offering ranged from a low of $13.66 per share on October 8, 2013 to a high of $20.51 per share on March 20, 2013. Deutsche Bank also noted that the closing price of the TRI Pointe common stock on October 18, 2013, the last trading day prior to publication of reports that TRI Pointe and Weyerhaeuser were in discussions regarding a potential combination of TRI Pointe’s business and the Real Estate Business, was $14.07 per share. Finally, Deutsche Bank noted that the price of the TRI Pointe common stock had increased by approximately 13% between October 18 and October 30, 2013, whereas, over the same period, the S&P 500 had increased by approximately 1.1% and an index of publicly traded homebuilders described below in “—Selected Publicly-Traded Companies Analysis” had increased by approximately 2.9%.

Analyst Price Targets

Deutsche Bank reviewed, for reference and informational purposes, the stock price targets for the TRI Pointe common stock in five recently published, publicly available Wall Street research analysts’ reports, which indicated low and high stock price targets ranging from $20.00 to $24.00 per share. Deutsche Bank noted that the high target was contained in a report published on October 22, 2013, after publication of reports that TRI Pointe and Weyerhaeuser were in discussions regarding a potential combination of TRI Pointe’s business and the Real Estate Business.

Selected Publicly-Traded Companies Analysis

Deutsche Bank reviewed and compared certain financial information and commonly used valuation measurements for the following selected publicly traded U.S. homebuilders for which estimated Wall Street research forecasts were publicly available:

Market Capitalization Greater than $1 billion	Market Capitalization Less than $1 billion
Brookfield Residential Properties Inc.	Beazer Homes USA, Inc.
D.R. Horton, Inc.	Hovnanian Enterprises, Inc.
KB Home	M/I Homes, Inc.
Lennar Corporation	UCP, Inc.
M.D.C. Holdings, Inc.	WCI Communities, Inc.
Meritage Homes Corporation	William Lyon Homes
NVR, Inc.
PulteGroup, Inc.
The Ryland Group, Inc.
Standard Pacific Corp.
Taylor Morrison Home Corporation
Toll Brothers, Inc.

Although none of the selected companies is directly comparable to TRI Pointe or WRECO, Deutsche Bank selected these companies because they are U.S. listed publicly traded companies with operations that, for purposes of analysis, may be considered similar to certain operations of TRI Pointe and WRECO. Accordingly, the analysis of publicly traded companies was not simply mathematical. Rather, it involved complex considerations and qualitative judgments, reflected in Deutsche Bank’s opinion, concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of such companies.

Based upon the closing prices of the common stock of the selected companies on October 30, 2013, information contained in the most recent public filings of the selected companies, and analyst consensus estimates of earnings per share (“EPS”) and earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the selected companies, Deutsche Bank calculated the following multiples with respect to each of the selected companies:

•	price as a multiple of book value per share adjusted to include deferred tax assets (“adjusted book value”);

•	price as a multiple of estimated EPS (“P/E”) multiples, for 2014 and 2015; and

•	enterprise value (“EV”), as a multiple of estimated EBITDA for 2014 and 2015.

The results of this analysis are summarized as follows:

	Price to Adjusted Book Value	Price to Earnings		Enterprise Value to EBITDA
		2014E	2015E	2014E	2015E
Market Cap. Over $1 billion
High	3.49x	20.5x	14.1x	13.6x	9.4x
Mean	1.90x	13.8x	10.6x	9.8x	7.4x
Median	1.87x	13.7x	10.4x	8.9x	6.9x
Low	1.09x	11.3x	9.1x	7.9x	6.2x

Market Cap. Less than $1 billion
High	1.91x	29.8x	12.2x	16.9x	6.8x
Mean	1.49x	18.0x	9.7x	11.5x	5.1x
Median	1.54x	14.3x	9.7x	11.3x	4.3x
Low	0.92x	10.7x	7.6x	7.6x	4.3x

All Selected Companies
Mean	1.77x	15.2x	10.4x	10.4x	6.8x
Median	1.82x	13.7x	10.3x	9.6x	6.7x

Based in part upon the trading multiples of the selected companies described above, Deutsche Bank selected ranges of multiples of price to adjusted book value, price to earnings and enterprise value to EBITDA for purposes of deriving illustrative ranges of implied equity value for each of TRI Pointe and WRECO. The following table describes the multiple ranges selected by Deutsche Bank with respect to each of the foregoing financial and operating metrics. Deutsche Bank then applied these multiple ranges to estimates of book value as of September 30, 2013 and December 31, 2013 for TRI Pointe and WRECO, estimates of earnings per share for TRI Pointe and net income for WRECO for 2014 and 2015, and estimates of EBITDA for TRI Pointe and WRECO for 2014 and 2015, in each case as provided by management of TRI Pointe, to derive the ranges of implied equity value and, in the case of TRI Pointe, implied share price described below:

	Implied Equity Value (in millions, approx.)	Implied Share Price
TRI Pointe
1.1x – 1.9x book value as of 9/30/13	$344 – $594	$10.84 – $18.71
1.1x – 1.9x estimated book value as of 12/31/13	$354 – $612	$11.16 –$19.25
11.0x – 18.0x 2014E EPS	$374 – $613	$11.79 – $19.30
8.0x – 11.0x 2015E EPS	$349 – $479	$10.99 – $15.10
9.0x – 12.0x 2014E EBITDA	$487 – $686	$15.35 – $21.59
4.0x – 7.0x 2015E EBITDA	$237 – $497	$7.46 – $15.65

WRECO
1.5x – 2.2x book value as of 9/30/13	$1,180 – $1,731
1.5x – 2.2x estimated book value as of 12/31/13	$1,282 – $1,881
11.0x – 16.0x 2014E net income	$1,762 – $2,563
9.0x – 12.0x 2015E net income	$1,672 – $2,229
8.0x – 12.0x 2014E EBITDA	$1,974 – $3,331
6.0x – 9.0x 2015E EBITDA	$1,753 – $3,000

Based upon the implied equity values of TRI Pointe and WRECO described above, Deutsche Bank calculated ranges of implied pro forma diluted equity ownership of TRI Pointe stockholders in the combined company. For purposes of this analysis, Deutsche Bank assumed that the implied equity value of the combined company was the sum of the implied equity values of TRI Pointe and WRECO described above. With respect to each of the analyses described above, Deutsche Bank calculated the low end of the implied pro forma equity ownership range assuming the lowest implied equity value for TRI Pointe and the highest implied equity value for WRECO, and calculated the high end of the implied pro forma equity ownership range assuming the highest implied equity value for TRI Pointe and the lowest implied equity value for WRECO. The following table reflects the results of this analysis:

Methodology	Implied TRI Pointe Pro Forma Diluted Ownership Range
Multiple of Price to Book Value as of 9/30/13	16.6% – 33.5%
Multiple of Price to Estimated Book Value as of 12/31/13	15.8% – 32.3%
Multiple of Price to 2014E EPS/Net Income	12.7% – 25.8%
Multiple of Price to 2015E EPS/Net Income	13.5% – 22.3%
Multiple of Enterprise Value to 2014E EBITDA	12.8% – 25.8%
Multiple of Enterprise Value to 2015E EBITDA	7.3% – 22.1%

Discounted Cash Flow Analysis

Deutsche Bank performed discounted cash flow analyses for TRI Pointe and WRECO to determine ranges of implied net present equity values for TRI Pointe and WRECO. Deutsche Bank calculated the discounted cash flow values as the sum of the net present values of (i) the estimated future unlevered free cash flow that each of TRI Pointe and WRECO will generate for 2014 through 2018 plus (ii) the value of each of TRI Pointe and WRECO at the end of such period, or the terminal value. Deutsche Bank assumed cash tax rates of 42% for TRI Pointe and 40% for WRECO based on estimates provided by management of TRI Pointe. The estimated future cash flows were based on financial projections for TRI Pointe and WRECO for the years 2014 through 2018 prepared by management of TRI Pointe. The terminal values of both TRI Pointe and WRECO were calculated using perpetuity growth rates ranging from 0.50% to 2.50%. The range of perpetuity growth rates used was estimated by Deutsche Bank taking into account the projections for each company and market expectations regarding long-term economic growth and inflation rates for the U.S. economy. Deutsche Bank applied discount rates ranging from 11.50% to 12.50% for TRI Pointe and 11.0% to 12.0% for WRECO to discount each company’s future cash flows and terminal value. Deutsche Bank derived these discount rates for TRI Pointe using a weighted average cost of capital analysis based on certain financial metrics, including betas, for TRI Pointe and the publicly traded U.S. homebuilders described above under “—Selected Publicly-Traded Companies Analysis.” Deutsche Bank derived these discount rates for WRECO using a weighted average cost of capital analysis based on certain financial metrics for WRECO and certain financial metrics, including betas, for such publicly traded U.S. homebuilders and TRI Pointe. Equity value was calculated by reducing total enterprise value by estimates of net debt of $110 million for TRI Pointe and $739 million for WRECO based upon estimates provided by TRI Pointe’s management and using the mid-year discounting convention.

This analysis indicated implied ranges of equity value of approximately $386 million to $572 million (or $12.17 to $18.03 per share) for TRI Pointe and approximately $2.263 billion to $3.343 billion for WRECO.

Based upon the implied equity values of TRI Pointe and WRECO described above, Deutsche Bank calculated a range of implied pro forma diluted equity ownership of TRI Pointe stockholders in the combined company. For purposes of this analysis, Deutsche Bank assumed that the implied equity value of the combined company was the sum of the implied equity values of TRI Pointe and WRECO described above. Deutsche Bank calculated the low end of the implied pro forma equity ownership range assuming the lowest implied equity value for TRI Pointe and the highest implied equity value for WRECO, and calculated the high end of the implied pro forma equity ownership range assuming the highest implied equity value for TRI Pointe and the lowest implied equity value for WRECO. This analysis resulted in a range of implied diluted equity ownership by TRI Pointe stockholders in the combined entity of approximately 10.4% to 20.2%.

Contribution Analysis

Deutsche Bank analyzed and compared TRI Pointe’s and WRECO’s shareholders’ respective expected percentage ownership of the combined company to TRI Pointe’s and WRECO’s respective contributions to the combined company based upon estimates of adjusted book value as of September 30, 2013 and December 31, 2013 for TRI Pointe and WRECO provided by management of TRI Pointe, number of building lots controlled as of June 30, 2013, and estimated revenue, EBITDA and net income for 2013, 2014 and 2015 based upon estimates for TRI Pointe and WRECO prepared by management of TRI Pointe and, adjusted for each party’s estimated net debt as of December 31, 2013.

The relative equity contributions of TRI Pointe and WRECO to the combined company are set forth below:

	Debt-Adjusted Contribution to the Combined Company
	WRECO	TRI Pointe
Adjusted Book Value
2013 (as of September 30, 2013)	71.6%	28.4%
2013E	72.6%	27.4%

Lots Controlled	91.0%	9.0%

Revenue
2013E	83.5%	16.5%
2014E	74.5%	25.5%
2015E	68.8%	31.2%

EBITDA
2013E	81.7%	18.3%
2014E	82.4%	17.6%
2015E	81.1%	18.9%

Net Income
2013E	79.9%	20.1%
2014E	82.5%	17.5%
2015E	81.1%	18.9%

General

The preparation of a fairness opinion is a complex analytical process involving the application of subjective business and financial judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Deutsche Bank believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying its opinion. In arriving at its fairness determination, Deutsche Bank did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at its opinion, Deutsche Bank utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Deutsche Bank to provide its opinion to the board of directors of TRI Pointe as to the fairness, from a financial point of view, of the exchange ratio to TRI Pointe, as of the date of the opinion and do not purport to be appraisals or necessarily to reflect the prices at which business or securities actually may be sold, which are inherently subject to uncertainty. In addition, no company used in the analyses described above for purposes of comparison is directly comparable to TRI Pointe or WRECO.

As described above, in connection with Deutsche Bank’s analyses, Deutsche Bank made, and was provided by TRI Pointe’s management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Deutsche Bank, TRI Pointe, WRECO or Weyerhaeuser. Analyses based upon estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of TRI Pointe, WRECO, Weyerhaeuser and their respective advisors, Deutsche Bank does not assume responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the Transactions, including the exchange ratio, were determined through arm’s-length negotiations between TRI Pointe and Weyerhaeuser and were approved by the board of directors of TRI Pointe.

Although Deutsche Bank provided advice to the board of directors of TRI Pointe during the course of these negotiations, the decision to enter into the Merger was solely that of TRI Pointe’s board of directors. Deutsche Bank did not recommend that any specific amount or type of consideration constituted the only appropriate consideration for the Transaction. As described above in “—TRI Pointe’s Reasons for the Transactions”, the opinion and presentation of Deutsche Bank to the board of directors of TRI Pointe was only one of a number of factors taken into consideration by the board of directors of TRI Pointe in making its determination to approve the Transaction Agreement and the Transactions, including the Merger.

TRI Pointe selected Deutsche Bank as its financial advisor in connection with the Merger based on Deutsche Bank’s qualifications, expertise, reputation and experience in mergers and acquisitions. Pursuant to an engagement letter between TRI Pointe and Deutsche Bank, dated November 3, 2013, TRI Pointe has agreed to pay Deutsche Bank a fee of $6 million, a portion of which became payable upon the delivery of Deutsche Bank’s opinion (or would have become payable upon Deutsche Bank advising TRI Pointe that it was unable to render an opinion) and $5.7 million of which is contingent upon the consummation of the Merger. TRI Pointe has also agreed to reimburse Deutsche Bank for reasonable fees and disbursements of Deutsche Bank’s counsel and all of Deutsche Bank’s reasonable travel and other out-of-pocket expenses incurred in connection with the Merger or otherwise arising out of the retention of Deutsche Bank under the engagement letter. TRI Pointe has also agreed to indemnify Deutsche Bank and certain related persons to the fullest extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the Merger.

Deutsche Bank is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. Deutsche Bank is an affiliate of Deutsche Bank AG, which, together with its affiliates, is referred to as the “DB Group”. One or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to TRI Pointe or its affiliates for which they have received, and in the future may receive, compensation, including having acted as joint bookrunner in connection with TRI Pointe’s initial public offering of TRI Pointe common stock in January 2013. The DB Group has received aggregate fees of approximately €2.7 million for such services unrelated to the Merger from TRI Pointe and its subsidiaries since January 1, 2011. Further, one or more members of the DB Group have agreed to provide financing to WRECO in connection with the transactions contemplated by the Transaction Agreement, for which they expect to receive compensation. See “Debt Financing”. In addition, one or more members of the DB Group have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Starwood Capital, an affiliate of TRI Pointe, Starwood Property Trust or their respective affiliates for which they have received, and in the future may receive, compensation, including having acted as joint bookrunner with respect to offerings of common stock of Starwood Property Trust in September 2013 and April 2013 and as joint bookrunner with respect to an offering of 4.55% Convertible Senior Notes due 2018 by Starwood Property Trust in February 2013 (aggregate principal amount $525,000,000). One or more members of the DB Group also have, from time to time, provided investment banking, commercial banking (including extension of credit) and other financial services to Weyerhaeuser or its affiliates for which they have received, and in the future may receive, compensation, including having acted as senior co-manager with respect to an offering of 4.625% Notes due 2023 by Weyerhaeuser in September 2013 (aggregate principal amount $500,000,000), as joint bookrunner with respect to offerings of 29,000,000 Weyerhaeuser common shares and 12,000,000 6.375% Mandatory Convertible Preference Shares, Series A by Weyerhaeuser in June, 2013, and as a lender to Weyerhaeuser pursuant to its Revolving Credit Facility since June 2011 (aggregate commitment $53,500,000). The DB Group has received aggregate fees of approximately €8.2 million for such services unrelated to the Merger from Weyerhaeuser and its subsidiaries since January 1, 2011. The DB Group may also provide investment and commercial banking services to TRI Pointe, WRECO, Weyerhaeuser and their respective affiliates, including Starwood Capital and Starwood Property Trust, in the future, for which the DB Group would expect to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of TRI Pointe, WRECO, Weyerhaeuser and their respective affiliates, including Starwood Capital and Starwood Property Trust, for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Certain Financial Projections

Included in this document are certain non-public financial projections initially prepared by management of Weyerhaeuser and WRECO and subsequently adjusted by management of TRI Pointe, as discussed below, with respect to WRECO as a standalone entity for the years ending December 31, 2014, 2015 and 2016 (the “Adjusted WRECO Financial Projections”). The Adjusted WRECO Financial Projections were provided to the TRI Pointe board of directors in connection with its consideration of the potential strategic combination of TRI Pointe’s business and the Real Estate Business. Further, the Adjusted WRECO Financial Projections were not prepared with a view towards public disclosure or compliance with published guidelines of the SEC regarding projections, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP. Moreover, as the future is unknowable, even good faith projections are inherently unreliable.

Neither Weyerhaeuser’s, WRECO’s nor TRI Pointe’s independent auditors nor any other independent auditors, have examined, compiled, or performed any procedures with respect to the prospective financial information contained in the Adjusted WRECO Financial Projections and, accordingly, none have expressed an opinion or any other form of assurance with respect thereto. The Adjusted WRECO Financial Projections are not being included in this document in order to influence a shareholder’s decision whether to participate in this exchange offer or for any other purpose, but are being included solely to give shareholders access to information that was made available to the TRI Pointe board of directors. In addition, Weyerhaeuser’s, WRECO’s and TRI Pointe’s financial advisors did not prepare, and assume no responsibility for, the Adjusted WRECO Financial Projections. Furthermore, the Adjusted WRECO Financial Projections:

•	were based upon numerous estimates or expectations, beliefs, opinions and assumptions with respect to WRECO’s business, results of operations and financial condition, customer requirements, competition, general business, economic, market, regulatory and financial conditions and other future events that management of Weyerhaeuser and WRECO, and management of TRI Pointe, with respect to its adjustments, believed to be reasonable when made, all of which are difficult to predict and many of which are beyond Weyerhaeuser’s, WRECO’s and TRI Pointe’s control and may not prove to be accurate;

•	do not reflect current estimates or expectations, beliefs, opinions or assumptions by the management of Weyerhaeuser, WRECO and TRI Pointe with respect to the prospects of WRECO’s business, changes in general business or economic conditions;

•	do not take into account any transactions, circumstances or events occurring after the date they were prepared, including the Transactions contemplated by the Transaction Agreement and the effect of any failure of the Merger to occur;

•	are not necessarily indicative of current market conditions, values or future performance, which may be significantly more favorable or less favorable than as set forth in these projections; and

•	are not, and should not be regarded as, a representation that any of the expectations contained in, or forming a part of, the financial projections will be achieved.

TRI Pointe’s management believes that the assumptions used as a basis for the adjustments reflected in the Adjusted WRECO Financial Projections were reasonable at the time they were made, given the information available to it at the time; however these projections are not a guarantee of future performance. Notably, since these projections were made, market conditions in certain of the areas in which WRECO operates have softened compared to the market conditions existing during the first half of 2013. Additionally, these projections did not factor in the operational limits on WRECO during the pendency of the Transactions pursuant to the Transaction Agreement, such as WRECO’s $950 million borrowing limit with respect to intercompany debt, which may inhibit WRECO’s ability to meet these projections. See “The Transaction Agreement—Covenants Relating to the Conduct of Business”.

The future financial results of WRECO may materially differ from those expressed in the Adjusted WRECO Financial Projections due to factors that are beyond Weyerhaeuser’s, WRECO’s and TRI Pointe’s ability to control or predict. Moreover, the revenue projections and other assumptions upon which these projections were based are subjective in many respects and are subject to various interpretations. None of TRI Pointe, Weyerhaeuser, WRECO, or any of their respective affiliates or representatives, intends to, and, except to the extent required by applicable law, each of them expressly disclaims any obligation to, update, revise or correct the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

Although the Adjusted WRECO Financial Projections are presented with numerical specificity, they are forward-looking statements that are based on expectations of TRI Pointe’s management at the time the adjustments were made and involve inherent risks and uncertainties, including factors that could cause actual outcomes and results to differ materially from those expressed or implied in these projections. Such factors, include, but are not limited to, those described under “Risk Factors” and those incorporated herein by reference from Item 1A of TRI Pointe’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013. Further, these projections cover multiple years and such information by its nature becomes less reliable with each successive quarter and year. For the foregoing reasons, the inclusion of projections in this document should not be regarded as an indication that Weyerhaeuser, WRECO, TRI Pointe or their respective affiliates or representatives considered or consider the projections to be a prediction of actual future events, and the projections should not be relied upon as such.

The inclusion in this document of the Adjusted WRECO Financial Projections should not be deemed an admission or representation by Weyerhaeuser, WRECO, TRI Pointe or their respective affiliates that such information is viewed by Weyerhaeuser, WRECO, TRI Pointe or their respective affiliates as material information with respect to WRECO. Such information should be evaluated, if at all, in conjunction with the limitations described above and the historical financial statements and other information regarding WRECO contained elsewhere in this document.

Readers of this document are cautioned not to rely on the summary of the Adjusted WRECO Financial Projections set forth below.

Adjusted WRECO Financial Projections

TRI Pointe was provided with non-public financial projections prepared by management of Weyerhaeuser and WRECO. Underlying the projections were certain key assumptions relating to growth in single-family volumes and expected growth in average closing prices as a result of home price inflation.

Subsequently, TRI Pointe’s management made certain adjustments to these projections based on its judgment and experience in the homebuilding industry. These adjustments included a reduction in home price inflation assumptions, reduction in annual new home deliveries for certain WRECO homebuilding subsidiaries and an extension in the time horizon for new home deliveries in selected master planned communities within Pardee.

The following is a summary of the Adjusted WRECO Financial Projections.

	Fiscal Year ending December 31,
(Dollars in millions)	2014E	2015E	2016E
Revenues	$1,946	$2,304	$2,695
Net income before income taxes	$267	$310	$368
EBITDA	$339	$415	$489
Total assets	$2,163	$2,418	$2,686
Total liabilities	$1,193	$1,268	$1,323

TRI Pointe’s Stockholders Meeting

At its annual meeting of stockholders, pursuant to the terms of the Transaction Agreement, TRI Pointe will ask its stockholders to approve, among other proposals, a proposal to authorize the issuance of shares of TRI Pointe common stock in the Merger and related matters as promptly as practicable following the date on which the SEC has cleared TRI Pointe’s proxy statement. The TRI Pointe board of directors has called an annual meeting to be held on             , 2014, for shareholders of record on                     , to authorize the issuance of shares of TRI Pointe common stock in the Merger and to approve the other proposals described in TRI Pointe’s definitive proxy statement dated             , 2014. The definitive proxy statement was mailed to TRI Pointe stockholders on or about             , 2014.

As of December 16, 2013, TRI Pointe’s directors and executive officers held approximately 10% of the shares of TRI Pointe common stock entitled to vote at TRI Pointe’s annual meeting of stockholders. As of December 16, 2013, the Starwood Fund, an affiliate of certain of TRI Pointe’s directors, held approximately 38% of the shares of TRI Pointe common stock entitled to vote at TRI Pointe’s annual meeting of stockholders. As of December 16, 2013, WRECO’s directors, executive officers and their affiliates did not hold shares entitled to vote at TRI Pointe’s annual meeting of stockholders. WRECO’s shareholders are not required to vote on any of the annual meeting proposals, and WRECO will not hold a special meeting of shareholders in connection with the Transactions.

Weyerhaeuser’s Reasons for the Transactions

As discussed above in “—Background of the Transactions”, Weyerhaeuser’s board of directors and senior management regularly review the various businesses conducted by Weyerhaeuser and consider possible strategic opportunities, including potential disposition and merger transactions. As a result of that process, Weyerhaeuser decided that the value of WRECO would be maximized if it combined with TRI Pointe and that, without WRECO, Weyerhaeuser could better focus on its remaining businesses.

In reaching its decision to authorize and approve the Transaction Agreement, the Weyerhaeuser board of directors consulted with and received the advice of financial and legal advisors and considered a variety of factors weighing positively in favor of the Transactions, including the following:

•	Weyerhaeuser’s belief that the characteristics of its forest products businesses and its real estate business may appeal to different investor bases, with income-oriented investors typically being more interested in dividend paying stocks and growth-oriented investors typically being more interested in homebuilders;

•	Weyerhaeuser’s expectation that the separation of its real estate business would allow Weyerhaeuser to better concentrate, including with respect to allocation of capital and management resources, on growth and driving profitability and cash flow in its forest products businesses;

•	Weyerhaeuser’s belief that separation of its real estate business could reduce Weyerhaeuser’s earnings volatility since WRECO has historically experienced somewhat greater fluctuations in earnings than Weyerhaeuser’s forest products businesses;

•	Weyerhaeuser’s belief that forest products businesses and homebuilders are generally different structurally, including different capital structures and debt ratings;

•	Weyerhaeuser’s belief that its real estate business has limited synergies with its other forest products businesses and that homebuilders generally have different customer bases and different core competencies than forest products businesses;

•	Weyerhaeuser’s belief that WRECO would benefit from being part of a dedicated homebuilder, which would likely focus all or substantially all of its management efforts and capital on homebuilding and real estate opportunities, rather than being one of several businesses within a broader portfolio of businesses that are principally focused on forest products industries;

•	the strategic review process conducted by Weyerhaeuser with the assistance of its financial advisors prior to entering into the Transaction Agreement;

•	the amount of the consideration to be received by Weyerhaeuser and its shareholders under the Transaction Agreement, including approximately $739 million in cash proceeds from the incurrence of the New Debt, subject to adjustment as described in “The Transaction Agreement—Payment of Adjustment Amount”;

•	the expectation that the consideration to Weyerhaeuser and its shareholders generally would be received on a tax-free basis, while a sale of Weyerhaeuser’s real estate business for cash generally would be taxable to Weyerhaeuser;

•	the belief that Weyerhaeuser’s real estate business and TRI Pointe were a good strategic fit in terms of their approach to the homebuilding and real estate markets, shared cultures and values, post-closing combined land positions and geographic footprint;

•	Weyerhaeuser’s expectation that the combination would create a combined company with the ability to create value for Weyerhaeuser shareholders by allowing shareholders to own a more pure-play homebuilder;

•	the form of the consideration to be received by Weyerhaeuser shareholders in the Merger, which would allow Weyerhaeuser shareholders to participate in the potential benefits and synergies of the combined company after the consummation of the Transactions;

•	the experienced senior management team of TRI Pointe, which would manage the combined company after the consummation of the Transactions, the expected post-closing capital structure of TRI Pointe, and the ability of TRI Pointe to close the Transactions in a timely manner;

•	the expectation that Weyerhaeuser’s option to effect the Distribution as a split-off would provide Weyerhaeuser with an opportunity to repurchase a portion of its outstanding common shares without reducing its overall cash and financial flexibility; and

•	the structure and terms of the Transaction Agreement and the Transaction Documents, including the parties’ representations, warranties and covenants, the conditions to the respective obligations of the parties, the termination provisions and the obligations of the Starwood Fund and certain of TRI Pointe’s executive officers under the Voting Agreements, as well as the likelihood of the consummation of the Transactions.

In the course of its deliberations, Weyerhaeuser’s board of directors also considered a variety of risks and other potentially countervailing factors concerning the Transactions, including the following:

•	the risk that the Transactions may not be completed in a timely manner or at all and the potential adverse consequences, including substantial costs that would be incurred and potential damage to Weyerhaeuser’s reputation, if the Transactions are not completed;

•	that because the majority of the consideration to be received by Weyerhaeuser and its shareholders in the Transaction consists of shares of TRI Pointe common stock, the value of the TRI Pointe common stock to be received in the Merger could fluctuate, perhaps significantly, based on a variety of factors including general stock market conditions, the liquidity of TRI Pointe common stock and the performance of TRI Pointe’s business;

•	risks relating to integrating the Real Estate Business with TRI Pointe’s current operations;

•	the risk that the potential benefits sought in the Transactions might not be fully realized or realized within the expected time frame;

•	that Weyerhaeuser, prior to the consummation of the Merger, is required to conduct the Real Estate Business in the ordinary course, subject to specific limitations and exceptions, which could delay or prevent Weyerhaeuser from undertaking business opportunities that may arise prior to the consummation of the Merger; and

•	risks of the type and nature described in the section entitled “Risk Factors”.

Additionally, the Weyerhaeuser board of directors considered other alternatives with respect to the WRECO business to increase shareholder value, including continuing to hold WRECO and other potential transaction structures such as a cash sale, an initial public offering of WRECO or a sale of a portion of the WRECO business. Ultimately, the Weyerhaeuser board of directors determined that the Transactions would deliver the most value to Weyerhaeuser shareholders.

The foregoing discussion of the information and factors discussed by Weyerhaeuser’s board of directors is not meant to be exhaustive. Weyerhaeuser’s board of directors did not quantify or attach any particular weight to the various factors that it considered in reaching its determination to approve the Transaction Agreement and the Transactions. Rather, Weyerhaeuser’s board of directors viewed its position and recommendation as being based on the totality of the information presented to and considered by it. Weyerhaeuser’s board of directors evaluated the factors described above with the assistance of Weyerhaeuser’s senior management and legal and financial advisors. In considering the factors described above, individual members of Weyerhaeuser’s board of directors may have given different weights to other or different factors.

Interests of Certain Persons in the Transactions

As of             , 2014, Weyerhaeuser’s directors and executive officers owned     % of the outstanding Weyerhaeuser common shares and, as of that date, TRI Pointe’s directors and executive officers owned approximately     % of the TRI Pointe common stock outstanding. None of TRI Pointe’s executive officers will receive any severance as a result of the Transactions.

In connection with the Transactions, 675,876 shares of restricted stock granted to Messrs. Bauer, Mitchell and Grubbs will vest. Messrs. Bauer, Mitchell and Grubbs have entered into a lock-up agreement with the Starwood Fund, pursuant to which Messrs. Bauer, Mitchell and Grubbs have agreed not to sell these shares of TRI Pointe common stock until the Starwood Fund owns less than 4.875% of the TRI Pointe common stock outstanding. See “Other Agreements—Lock-Up Agreement”. Additionally, Messrs. Bauer, Mitchell and Grubbs will each receive, contingent on the consummation of the Transactions, a bonus of $150,000 for their efforts in connection with the Transactions. Except for the foregoing, the directors and officers of Weyerhaeuser, WRECO and TRI Pointe will receive no extra or special benefit that is not shared on a pro rata basis by all other Weyerhaeuser shareholders or TRI Pointe stockholders in connection with the Transactions. As with all Weyerhaeuser shareholders, if a director or officer of Weyerhaeuser, WRECO or TRI Pointe owns Weyerhaeuser common shares, directly or indirectly, such person may participate in this exchange offer on the same terms as other Weyerhaeuser shareholders.

Accounting Treatment of the Merger

Accounting Standards Codification “ASC” 805, Business Combinations, requires the use of the purchase method of accounting for business combinations. In applying the purchase method, it is necessary to identify both the accounting acquiree and the accounting acquiror. In a business combination effected primarily by exchanging equity interests, the acquiror usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, such as the Merger, the issuing entity is the acquiree. In identifying the acquiring entity in a reverse acquisition combination, all pertinent facts and circumstances must be considered, including the following:

•	The relative voting interests of TRI Pointe after the consummation of the Transactions. In this case, Weyerhaeuser shareholders are expected to receive approximately 79.8% of the equity ownership on a fully diluted basis and associated voting rights in TRI Pointe after the consummation of the Transactions.

•	The size of the combining companies in the Transactions. The relative size is measured in terms of assets, revenues, net income and other applicable metrics. WRECO would represent 73%, 83% and 94%, and TRI Pointe would represent 27%, 17% and 6%, of the combined assets, revenues and net income, respectively, as of December 31, 2013.

•	The composition of the governing body of TRI Pointe after the consummation of the Transactions. In this case, the board of directors of TRI Pointe following the consummation of the Merger will be comprised of five directors selected by TRI Pointe while Weyerhaeuser will select the remaining four directors immediately prior to the consummation of the Merger. However, the TRI Pointe board of directors can be elected and removed at the annual meeting of TRI Pointe stockholders or through a special meeting of TRI Pointe stockholders after the consummation of the Transactions.

•	The composition of the senior management of TRI Pointe after the consummation of the Transactions. In this case, TRI Pointe’s senior management following the consummation of the Merger will be the same as TRI Pointe’s current management team. However, the senior management can be removed by the board of directors of TRI Pointe after the consummation of the Transactions.

TRI Pointe’s management has determined that WRECO will be the accounting acquiror in this reverse acquisition based on the facts and circumstances outlined above. WRECO will apply purchase accounting to the assets and liabilities of the TRI Pointe business upon the consummation of the Merger. Upon the consummation of the Transactions, the combined entity’s historical financial statements will reflect only those of WRECO.

Regulatory Approvals

Under the HSR Act and the rules promulgated under the HSR Act by the Federal Trade Commission, the parties must file notification and report forms with the U.S. Federal Trade Commission and the Antitrust Division of the Department of Justice and observe specified waiting period requirements before consummating the Merger. Weyerhaeuser and TRI Pointe each filed the requisite notification and report forms with the Federal Trade Commission and the Antitrust Division on January 3, 2014. Early termination of the waiting period under the HSR Act was granted on January 14, 2014.

Federal Securities Law Consequences; Resale Restrictions

TRI Pointe common stock issued in the Merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any Weyerhaeuser shareholder who may be deemed to be an “affiliate” of TRI Pointe.

In connection with the Distribution, Weyerhaeuser may be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

No Appraisal or Dissenters’ Rights

None of TRI Pointe, Merger Sub, Weyerhaeuser or WRECO stockholders will be entitled to exercise appraisal rights or to demand payment for their shares in connection with the Transactions.

THE TRANSACTION AGREEMENT

The following is a summary of the material provisions of the Transaction Agreement. This summary is not complete and is qualified in its entirety by the Transaction Agreement, which is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the Transaction Agreement and not by this summary or any other information included in this document. You are urged to read the Transaction Agreement carefully and in its entirety. The summary of the Transaction Agreement has been included to provide stockholders with information regarding its material terms and provisions. This summary is not intended to provide any other factual information about TRI Pointe, Merger Sub, Weyerhaeuser, WRECO or any of their respective businesses. Such factual information can be found in this document and in the public filings that TRI Pointe and Weyerhaeuser make with the SEC, which are available without charge at http://www.sec.gov. See “Where You Can Find More Information; Incorporation by Reference”.

Overview

Under the Transaction Agreement, on the date of the Distribution, WRECO will incur the New Debt and use the proceeds thereof to make a cash payment to WNR, a subsidiary of Weyerhaeuser. Weyerhaeuser will then cause the REB Transfers to occur.

Following the REB Transfers, Weyerhaeuser will cause WNR to distribute all of the issued and outstanding WRECO common shares to Weyerhaeuser in the WRECO Spin, and Weyerhaeuser will distribute all of the issued and outstanding WRECO common shares to its shareholders in the Distribution, on a pro rata basis, in an exchange offer or in a combination thereof. Immediately following the Distribution, Merger Sub will merge with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of TRI Pointe. In the Merger, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock. Cash will be paid in lieu of fractional shares of TRI Pointe common stock.

Incurrence of New Debt and Repayment of Intercompany Debt

WRECO and certain financial institutions executed the Commitment Letter pursuant to which WRECO will incur the New Debt in the form of (i) the Debt Securities, (ii) the Senior Unsecured Bridge Facility or (iii) a combination thereof, on the terms and conditions set forth therein, as described in “Debt Financing—Debt Securities” and “Debt Financing—Bridge Facility”. Prior to the Closing Date, WRECO intends to enter into definitive agreements providing for the New Debt, but such agreements will be conditional upon the consummation of the Transactions.

Under the Transaction Agreement, on the date of the Distribution, WRECO will incur the New Debt and use the proceeds thereof to pay approximately $739 million in cash to WNR, which cash will be retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries). The amount of the cash payment is subject to adjustment as described in “—Payment of Adjustment Amount”. The cash payment will be a repayment by WRECO of certain existing intercompany debt between WRECO and WNR or, to the extent that such cash payment exceeds the amount of such intercompany debt, will be a distribution. As of December 31, 2013, the amount of such intercompany indebtedness was $835 million. WRECO will also pay to WNR a cash amount equal to all unpaid interest on WRECO’s intercompany debt that has accrued between the date of the Transaction Agreement and the date of the Distribution. After giving effect to these payments, WNR will contribute any remaining unpaid intercompany debt to WRECO such that WRECO will have no further liability in respect of its intercompany debt.

Transfers of Certain Assets and Assumption of Certain Liabilities

Under the Transaction Agreement, prior to the Distribution, Weyerhaeuser and its subsidiaries will transfer to WRECO and its subsidiaries certain assets relating to the Real Estate Business not already owned or held by WRECO or its subsidiaries, and WRECO and its subsidiaries will transfer to Weyerhaeuser and its subsidiaries

(other than WRECO and its subsidiaries) certain assets of WRECO and its subsidiaries that the parties have agreed will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) following the Closing Date. Weyerhaeuser and its subsidiaries will also transfer to WRECO and its subsidiaries, and WRECO and its subsidiaries will assume, certain liabilities relating to the Real Estate Business that are not already liabilities of WRECO and its subsidiaries, and WRECO and its subsidiaries will transfer to Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries), and Weyerhaeuser or those subsidiaries will assume, certain liabilities of WRECO and its subsidiaries that the parties have agreed will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) following the Closing Date.

After the REB Transfers are made, the assets of WRECO and its subsidiaries will include the following assets of Weyerhaeuser and its subsidiaries, in each case other than assets that the parties have agreed will be excluded from the Transactions (as described below):

•	all owned real property, optioned real property and leased real property and interests therein used or held for use solely or primarily in the operation or conduct of the Real Estate Business;

•	all tangible personal property, intellectual property, contracts, prepaid expenses, governmental permits, third-party approvals and books and records used or held for use solely or primarily related to the Real Estate Business;

•	all accounts receivable arising out of the operation or conduct of the Real Estate Business;

•	all credits, prepaid expenses, rebates, deposits and prepaid items that are used or held for use solely or primarily in, or that arise solely or primarily out of, the operation or conduct of the Real Estate Business;

•	all rights, claims, causes of action and credits, to the extent relating to assets or liabilities of the Real Estate Business, including rights to certain development reimbursements relating to owned or optioned real property and rights and claims relating to certain insurance policies currently held by WRECO and its subsidiaries;

•	all goodwill generated by or associated with the Real Estate Business; and

•	all assets of or relating solely or primarily to any employee benefit plan sponsored or maintained by WRECO or its subsidiaries.

After the REB Transfers are made, the liabilities of WRECO and its subsidiaries will include all obligations and liabilities of Weyerhaeuser and its subsidiaries arising out of or primarily relating to the assets of WRECO and its subsidiaries or the ownership, operation or conduct of the Real Estate Business, including the following liabilities, in each case other than liabilities that the parties have agreed will be excluded from the Transactions (as described below):

•	all liabilities under the contracts and governmental permits of the Real Estate Business;

•	all accounts payable and accrued liabilities arising out of or primarily relating to the ownership, operation or conduct of the Real Estate Business or otherwise in respect of the Real Estate Business;

•	all liabilities arising out of or primarily relating to real estate or other assets owned, leased, occupied, held under option or sold by the Real Estate Business at any time and all liabilities arising as a result of at any time being the owner, lessee, lessor or occupant of, the holder of an option in respect of, or the operator of the activities conducted at, the owned real property, optioned real property and leased real property of the Real Estate Business;

•	all environmental liabilities arising out of or primarily relating to the Real Estate Business and the ownership, operation or conduct thereof;

•	all liabilities in respect of litigation, proceedings and investigations by or before any governmental entities arising out of or primarily relating to the ownership, conduct or operation of the Real Estate Business;

•	all liabilities arising out of or relating to any Weyerhaeuser employee benefit plan and all employment and employee benefit-related liabilities arising out of or relating to the operation or conduct of the Real Estate Business, in each case, that are contemplated to be assumed by WRECO and its subsidiaries, and all liabilities arising out of or relating primarily to any employee benefit plan sponsored or maintained by WRECO or its subsidiaries; and

•	all liabilities in respect of the New Debt.

The parties to the Transaction Agreement have agreed that certain assets and liabilities, including the following assets and liabilities, will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries):

•	all assets and liabilities relating to Coyote Springs, including certain owned real property and optioned real property and interests therein, certain contracts, governmental permits, water rights, land use entitlements, personal property and intellectual property related thereto, equity interests in a subsidiary of WRECO that holds assets relating to Coyote Springs and all liabilities arising out of or relating to such properties and assets;

•	all equity interests in Weyerhaeuser Realty Investors, Inc., which was transferred by WRECO to WNR on October 31, 2013;

•	all assets and liabilities under certain benefit plans maintained by Weyerhaeuser with respect to employees of WRECO and its subsidiaries, including the Weyerhaeuser pension plan, the Weyerhaeuser deferred compensation plan and the Weyerhaeuser salaried employees retirement plan;

•	all rights under insurance policies maintained by Weyerhaeuser and its subsidiaries with respect to the Real Estate Business, except for certain insurance policies currently held by WRECO and its subsidiaries;

•	all assets of Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) used or held for use in the delivery of corporate-level services to the Real Estate Business;

•	certain trademarks and intellectual property rights, including all rights to use the names of “Weyerhaeuser” and “WRECO”; and

•	all liabilities to the extent arising out of or relating to assets that will be excluded from the transaction.

Termination of Intercompany Agreements

The Transaction Agreement provides that except for an intercompany agreement relating to marketing that can be terminated by either party with 90 days prior written notice, all intercompany indebtedness and intercompany contracts between WRECO and its subsidiaries, on the one hand, and Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries), on the other hand, will be terminated on or prior to the date of the Distribution.

Consents and Delayed Transfers

If the transfer of any assets or assumption of any liabilities would constitute a violation of applicable laws or would require a consent or governmental approval that has not been obtained, then under the Transaction Agreement, that transfer of assets or assumption of liabilities will be automatically deferred until all legal impediments are removed and such consents or governmental approvals have been obtained, subject to certain exceptions. For a period of three years following the scheduled date of transfer of such assets or assumption of such liabilities, Weyerhaeuser and WRECO will be obligated to use their reasonable best efforts to remove all legal impediments to and obtain all required consents and governmental approvals for the transfer of such assets and assumption of such liabilities. During this period, the Transaction Agreement provides that those assets and liabilities will be held by the applicable party in trust and for the use and benefit of the other party (at such other party’s expense) until properly conveyed.

WRECO Stock Split

The Transaction Agreement provides that, prior to the date of the Distribution, WRECO will effect the WRECO Stock Split pursuant to which the number of WRECO common shares issued and outstanding will be increased to 100,000,000 shares and the par value of each WRECO common share will be reduced to $0.04 per share. On January 17, 2014, WRECO effected the WRECO Stock Split as contemplated by the Transaction Agreement.

WRECO Spin

On the date of the Distribution, following the REB Transfers, WNR will distribute all of the issued and outstanding WRECO common shares to Weyerhaeuser pursuant to the WRECO Spin.

The Distribution

After the WRECO Spin, Weyerhaeuser will distribute all of the issued and outstanding WRECO common shares to its shareholders in the Distribution. The Transaction Agreement provides that the Distribution may be effected as a pro rata distribution of the WRECO common shares to Weyerhaeuser shareholders (sometimes referred to as a “spin-off”) or, at Weyerhaeuser’s election, in an exchange offer (sometimes referred to as a “split-off”) or a combination of a split-off and a spin-off. Weyerhaeuser will determine which approach it will take to consummate the Distribution prior to the Closing Date, and no decision has been made at this time.

The Merger

Immediately following the Distribution, Merger Sub will merge with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of TRI Pointe. Under the Transaction Agreement, each WRECO common share issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock. Cash will be paid in lieu of fractional shares of TRI Pointe common stock.

The closing of the Merger will take place immediately following the satisfaction (or, to the extent permitted by law, waiver) of conditions set forth in the Transaction Agreement, or at such other place, time and date as may be agreed in writing between Weyerhaeuser and TRI Pointe. See “The Transaction Agreement—Conditions to the Consummation of the Transactions”.

The Merger will become effective at such time as the articles of merger and the plan of merger relating to the Merger are duly filed with the Secretary of State of Washington.

Payment of Adjustment Amount

In addition to the cash payments by WRECO to WNR described above in “—Incurrence of New Debt and Repayment of Intercompany Debt”, the Transaction Agreement provides that, on the Closing Date, either TRI Pointe or WNR, as applicable, will pay the Adjustment Amount in cash to the other party.

The Adjustment Amount is based on, among other things, WRECO’s consolidated net cash on the date of the Transaction Agreement and the amount of net cash flows between WRECO and Weyerhaeuser between the date of the Transaction Agreement and the date of the Distribution. For purposes of the Transaction Agreement, the Adjustment Amount means:

•	the aggregate amount of all cash and cash equivalents of WRECO and its subsidiaries as of the close of business on the date of the Transaction Agreement, minus the aggregate principal amount of indebtedness for borrowed money of WRECO and its subsidiaries as of the close of business on the date of the Transaction Agreement (other than intercompany indebtedness owed by WRECO to WNR); plus or minus

•	any increase or decrease in the aggregate principal amount of WRECO’s intercompany debt to WNR between the date of the Transaction Agreement and the business day immediately preceding the date of the Distribution, but excluding the effect of any decrease in such intercompany debt that results from the transfer by WRECO and its subsidiaries of certain excluded assets pursuant to the Transaction Agreement; plus

•	the aggregate amount of all cash transferred by WNR or Weyerhaeuser to WRECO by means of capital contributions and all expenses of WRECO and its subsidiaries properly incurred in accordance with the Transaction Agreement that are paid in cash by Weyerhaeuser or WNR (and not reimbursed by WRECO or its subsidiaries) between the date of the Transaction Agreement and the business day immediately preceding the date of the Distribution; minus

•	the aggregate amount of all cash transferred by WRECO to WNR or Weyerhaeuser by means of dividends, distributions or repurchases of shares between the date of the Transaction Agreement and the business day immediately preceding the date of the Distribution, but excluding cash amounts transferred by WRECO in connection with the vesting or exercise of certain equity compensation awards held by WRECO employees; minus

•	the aggregate amount of cash refunds paid by WRECO’s subsidiaries between the date of the Transaction Agreement and the business day immediately preceding the date of the Distribution relating to certain customer deposits; minus

•	the aggregate amount of cash paid by WRECO’s subsidiaries between the date of the Transaction Agreement and the business day immediately preceding the date of the Distribution relating to Weyerhaeuser’s deferred compensation plan and certain retirement benefits; minus

•	the amount of cash paid by WRECO or its subsidiaries to WNR or Weyerhaeuser between the date of the Transaction Agreement and the business day immediately preceding the date of the Distribution relating to certain assets and liabilities that are excluded from the transaction, including in respect of expenses relating to Coyote Springs.

Under the Transaction Agreement, if the Adjustment Amount is a positive amount, TRI Pointe will pay the Adjustment Amount in cash to WNR, and if the Adjustment Amount is a negative amount, WNR will pay an amount equal to the absolute value of the Adjustment Amount in cash to TRI Pointe.

The payment on the Closing Date will be based on an estimate of the Adjustment Amount, determined in accordance with the principals and methodologies set forth in the Transaction Agreement, and will be subject to a post-closing true-up in accordance with procedures described in the Transaction Agreement.

Representations and Warranties

The Transaction Agreement contains representations and warranties that Weyerhaeuser and WRECO, on the one hand, and TRI Pointe and Merger Sub on the other hand, made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the Transaction

Agreement and may be subject to important qualifications and limitations. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to stockholders or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. Certain of the representations and warranties in the Transaction Agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect). In addition, certain of the representations and warranties in the Transaction Agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers or employees of the party making the representation did not have actual knowledge. For the foregoing reasons, you should not rely on the representations and warranties in the Transaction Agreement as statements of factual information.

The Transaction Agreement provides that a “material adverse effect” means, with respect to TRI Pointe and Merger Sub, any state of facts, change, effect, condition, development, event or occurrence that has been or would reasonably be likely to be material and adverse to (i) the business, operations and affairs of TRI Pointe and its subsidiaries, taken as a whole, or the assets, properties, condition (financial or otherwise) or results of operations of TRI Pointe and its subsidiaries, taken as a whole, other than such effects relating to (A) the economy generally (including changes in mortgage interest rates), (B) the industries in which TRI Pointe operates generally (including changes in prices for raw materials or construction materials and changes in the availability of mortgage financing), (C) the financial, securities and currency markets generally, (D) changes in law (including changes in the treatment of mortgage interest under laws relating to taxes) or GAAP (or authoritative interpretation thereof), (E) volcanoes, tsunamis, earthquakes, floods, storms, hurricanes, tornados or other natural disasters, except to the extent that TRI Pointe or its business, operations and affairs is adversely effected in a disproportionate manner relative to other participants in the industries in which TRI Pointe operates and (F) the entering into or the public announcement or disclosure of the Transaction Agreement or the consummation or proposed consummation of the Transactions or pendency thereof or (ii) the ability of TRI Pointe and Merger Sub to perform their obligations under the Transaction Documents or consummate the Transactions.

The Transaction Agreement provides that a “material adverse effect” means, with respect to the Real Estate Business, any state of facts, change, effect, condition, development, event or occurrence that has been or would reasonably be likely to be material and adverse to (i) the Real Estate Business or the assets, properties, condition (financial or otherwise) or results of operations of WRECO and its subsidiaries, taken as a whole, other than such effects relating to (A) the economy generally (including changes in mortgage interest rates), (B) the industries in which WRECO or the Real Estate Business operates generally (including changes in prices for raw materials or construction materials and changes in the availability of mortgage financing), (C) the financial, securities and currency markets generally, (D) changes in law (including changes in the treatment of mortgage interest under laws relating to taxes) or GAAP (or authoritative interpretation thereof), (E) volcanoes, tsunamis, earthquakes, floods, storms, hurricanes, tornados or other natural disasters, except to the extent that WRECO or the Real Estate Business is adversely effected in a disproportionate manner relative to other participants in the industries in which WRECO or the Real Estate Business operates and (F) the entering into or the public announcement or disclosure of the Transaction Agreement or the consummation or proposed consummation of the Transactions or the pendency thereof or (ii) the ability of Weyerhaeuser and WRECO to perform their obligations under the Transaction Documents or consummate the Transactions.

The representations and warranties relate to, among other topics, the following:

•	organization, standing and power;

•	subsidiaries; equity interests;

•	capital structure;

•	ownership and operations of Merger Sub;

•	authority; execution and delivery; enforceability;

•	no conflicts; governmental approvals;

•	SEC documents; undisclosed liabilities;

•	information supplied;

•	absence of certain changes or events;

•	taxes;

•	employee benefit matters;

•	litigation;

•	compliance with applicable laws;

•	environmental matters;

•	real and personal property;

•	intellectual property;

•	material contracts;

•	opinion of financial advisor;

•	broker fees; and

•	sufficiency of assets, in the case of Weyerhaeuser and WRECO.

All representations and warranties contained in the Transaction Agreement will terminate upon the earlier of the consummation of the Transactions or the termination of the Transaction Agreement pursuant to its terms. From and after that date, none of the parties will be able to make a claim for a breach of a representation and warranty by any other party.

Covenants Relating to the Conduct of Business

Each of TRI Pointe and Merger Sub, on the one hand, and Weyerhaeuser and WRECO, on the other hand, have agreed to certain covenants in the Transaction Agreement restricting the conduct of their respective businesses between the date of the Transaction Agreement and the effective time of the Merger.

Prior to the effective time of the Merger, subject to certain agreed upon exceptions or except as consented to in writing by Weyerhaeuser, TRI Pointe has agreed to and has agreed to cause its subsidiaries to conduct its business in the usual, regular and ordinary course in substantially the same manner as previously conducted and use all commercially reasonable efforts to (i) preserve intact its current business organization, (ii) maintain its material governmental and third-party approvals, (iii) keep available the services of its current officers and employees and (iv) keep relationships with customers, suppliers, licensors, licensees, distributors and others such that its goodwill and ongoing business shall be unimpaired in any material respect.

In addition, prior to the effective time of the Merger, subject to certain agreed upon exceptions or except as consented to in writing by Weyerhaeuser (which consent may not be unreasonably withheld, conditioned or delayed), TRI Pointe has agreed not to and has agreed to cause its subsidiaries not to:

•	declare, set aside or pay any dividends or other distributions in respect of its shares of capital stock or other equity interests, other than dividends and distributions by any wholly owned subsidiary to its parent;

•	split, combine or reclassify any of its capital stock or other equity interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its shares of capital stock or other equity interests, other than any such transaction by a wholly owned subsidiary which remains a wholly owned subsidiary after consummation of such transaction;

•	purchase, redeem or otherwise acquire or amend the terms of any shares of its capital stock or other equity interests or any rights, warrants, options or other equity awards to acquire any such shares of capital stock or other equity interests;

•	issue, deliver, sell or grant any of its shares of capital stock or other equity interests or voting indebtedness (or any securities convertible into, exercisable or exchangeable for its shares of capital stock or other equity interests or voting indebtedness), in each case other than (i) the issuance of TRI Pointe common stock upon the exercise of stock options or in connection with other equity-based awards outstanding on the date of the Transaction Agreement and in accordance with their terms, (ii) the grant of stock options or other equity-based awards in the ordinary course of business consistent with past practice relating to no more than 525,000 shares of TRI Pointe common stock and (iii) any such transaction by a wholly owned subsidiary which remains a wholly owned subsidiary after consummation of such transaction;

•	amend the TRI Pointe Charter or the TRI Pointe Bylaws or the comparable organizational documents of its subsidiaries;

•	acquire or dispose of any interests in real property, except for acquisitions or dispositions in the ordinary course of business consistent with past practice and the expiration of any lease or option contract in accordance with the terms of such contract;

•	acquire, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any business organization or division thereof or any other person (in each case, other than permitted acquisitions of interests in real property), with a value or purchase price that, individually or in the aggregate, exceeds $10 million, except for acquisitions in the ordinary course of business consistent with past practice of assets used in the operation or conduct of TRI Pointe’s business;

•	sell, transfer or otherwise dispose of any property or asset (in each case, other than permitted sales, transfers or dispositions of interests in real property) with a value or purchase price that, individually or in the aggregate, exceeds $10 million, except for dispositions of obsolete or worn-out assets that are no longer used or useful in the operation or conduct of TRI Pointe’s business;

•	(i) adopt, enter into, terminate, amend, extend or renew any collective bargaining agreement or any employee benefit plan, other than in the ordinary course of business consistent with past practice, (ii) increase in any manner the compensation or benefits of, or pay any bonus to, any employee, except for increases in base salary or payments of bonuses in the ordinary course of business consistent with past practice, (iii) pay or provide to any employee any benefit not provided for under an employee benefit plan as in effect on the date of the Transaction Agreement, other than the payment of base compensation in the ordinary course of business consistent with past practice, (iv) except to the extent expressly permitted in the Transaction Agreement, grant any awards under any employee benefit plan or remove or modify existing restrictions in any employee benefit plan or awards made thereunder, (v) take any action to fund or in any other way secure the payment of compensation or benefits under any employee benefit plan, (vi) take any action to accelerate the vesting or payment of any compensation or benefits under any employee benefit plan or (vii) make any material determination under any employee benefit plan that is not in the ordinary course of business consistent with past practice, except in each case (A) as required to ensure that any employee benefit plan in effect on the date of the Transaction Agreement is not then out of compliance with applicable law, (B) as specifically required pursuant to the Transaction Agreement or the terms of any employee benefit plan or (C) as would not result in either the Real Estate Business or TRI Pointe’s business incurring any material liabilities;

•	incur any indebtedness for borrowed money, issue or sell any debt securities, guarantee or otherwise become contingently liable for any such indebtedness or debt securities of another person, or enter into any “keep well” or other agreement to maintain any financial statement condition of another person, except for (i) indebtedness solely between or among TRI Pointe and its subsidiaries, (ii) borrowings under TRI Pointe’s existing credit facilities in the ordinary course of business, subject to certain exceptions, (iii) borrowings that do not exceed certain budgeted amounts, (iv) short-term borrowings incurred in the ordinary course of business consistent with past practice and (v) letters of credit and surety bonds issued in the ordinary course of business consistent with past practice;

•	encumber or subject any of its material assets to any liens, subject to certain exceptions;

•	make any loan, advance or capital contribution to, or investment in, any person other than any wholly owned subsidiary that, individually or in the aggregate, exceeds $10 million except in the ordinary course of business consistent with past practice;

•	authorize or make any capital expenditure (other than in respect of any permitted acquisitions of interests in real property) in any fiscal quarter that, individually or in the aggregate, exceeds by more than 20% certain budgeted amounts for such fiscal quarter;

•	make any material change in its tax accounting or financial accounting methods, principles and practices, except as may be required by a change in GAAP;

•	make any material tax election inconsistent with past practice or settle or compromise any material tax liability or refund;

•	adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization;

•	adopt or implement any stockholder rights plan or similar arrangement;

•	modify, amend, enter into or terminate any material contract or waive, release or assign any material rights or claims of TRI Pointe or any subsidiary under any material contract, except in the ordinary course of business consistent with past practice, subject to certain exceptions;

•	settle any action if such settlement would require any payment by TRI Pointe or any subsidiary in an amount in excess of $5 million individually or $10 million in the aggregate, or would obligate TRI Pointe or any subsidiary to take any material action or restrict TRI Pointe or any subsidiary in any material respect from taking any action;

•	engage in any business other than TRI Pointe’s business substantially as conducted on the date of the Transaction Agreement; or

•	authorize any of, or commit or agree to take any of, the foregoing actions.

Prior to the effective time of the Merger, subject to certain agreed upon exceptions or except as consented to in writing by TRI Pointe, each of Weyerhaeuser and WRECO has agreed to and has agreed to cause its subsidiaries (with respect to the Real Estate Business only) to conduct its business in the usual, regular and ordinary course in substantially the same manner as previously conducted and use all commercially reasonable efforts to (i) preserve intact its current business organization, (ii) maintain its material governmental and third-party approvals, (iii) keep available the services of its current officers and employees and (iv) keep relationships with customers, suppliers, licensors, licensees, distributors and others such that its goodwill and ongoing business shall be unimpaired in any material respect.

In addition, prior to the effective time of the Merger, subject to certain agreed upon exceptions or except as consented to in writing by TRI Pointe (which consent may not be unreasonably withheld, conditioned or delayed), each of WRECO and, solely with respect to the Real Estate Business, Weyerhaeuser, has agreed not to and has agreed to cause its subsidiaries not to:

•	issue, deliver, sell or grant any voting indebtedness of WRECO (or any securities convertible into, exercisable or exchangeable for voting indebtedness of WRECO) or other securities of WRECO, other than the WRECO Stock Split;

•	issue, deliver, sell or grant to any employee any shares of capital stock or other equity interests in Weyerhaeuser or any Weyerhaeuser subsidiary, other than (i) the issuance of Weyerhaeuser common shares upon the exercise of stock options or in connection with other equity-based awards outstanding on the date of the Transaction Agreement and in accordance with their terms and (ii) the grant of equity-based awards in the ordinary course of business consistent with past practice relating to no more than 530,000 Weyerhaeuser common shares;

•	amend the certificate or articles of incorporation or bylaws or comparable organizational documents of WRECO or any WRECO subsidiary, other than to change its name in accordance with the Transaction Agreement or to increase the number of authorized WRECO common shares in connection with the WRECO Stock Split;

•	acquire or dispose of any interests in real property, except for acquisitions or dispositions in the ordinary course of business consistent with past practice and the expiration of any lease or option contract in accordance with the terms of such contract;

•	sell, transfer or otherwise dispose of any property or asset (in each case, other than permitted sales, transfers or dispositions of interests in real property) with a value or purchase price that, individually or in the aggregate, exceeds $10 million, except for dispositions of obsolete or worn-out assets that are no longer used or useful in the operation or conduct of the Real Estate Business;

•	with respect to any employee of the Real Estate Business, (i) adopt, enter into, terminate, amend, extend or renew any collective bargaining agreement or any employee benefit plan, other than in the ordinary course of business consistent with past practice, (ii) increase in any manner the compensation or benefits of, or pay any bonus to, any such employee, except for increases in base salary or payments of bonuses in the ordinary course of business consistent with past practice, (iii) pay or provide to any such employee any benefit not provided for under any employee benefit plan as in effect on the date of the Transaction Agreement, other than the payment of base compensation in the ordinary course of business consistent with past practice, (iv) except to the extent expressly permitted in the Transaction Agreement, grant to any such employee any awards under any Weyerhaeuser stock plan or remove or modify existing restrictions in any Weyerhaeuser stock plan or awards made thereunder, (v) take any action to fund or in any other way secure the payment of compensation or benefits under any employee benefit plan, (vi) take any action to accelerate the vesting or payment of any compensation or benefits under any employee benefit plan or (vii) make any material determination under any employee benefit plan that is not in the ordinary course of business consistent with past practice, except in each case (A) as required to ensure that any employee benefit plan in effect on the date of the Transaction Agreement is not then out of compliance with applicable law, (B) as specifically required pursuant to the Transaction Agreement or the terms of any employee benefit plan or (C) as would not result in either the Real Estate Business or TRI Pointe’s business incurring any material liabilities;

•	make any material change in its tax accounting or financial accounting methods, principles and practices, except as may be required by a change in GAAP;

•	modify, amend, enter into or terminate any material contract of the Real Estate Business, or waive, release or assign any material rights or claims of Weyerhaeuser or any subsidiary under any material contract of the Real Estate Business, except in the ordinary course of business consistent with past practice, subject to certain exceptions;

•	settle any action if such settlement would require any payment of an amount in excess of $5 million individually or $10 million in the aggregate by WRECO or any subsidiary, or would obligate WRECO or any subsidiary to take any material action, or restrict WRECO or any subsidiary in any material respect from taking any action; or

•	authorize any of, or commit or agree to take any of, the foregoing actions.

Prior to the effective time of the Merger, subject to certain agreed upon exceptions or except as consented to in writing by TRI Pointe (which consent may not be unreasonably withheld, conditioned or delayed), WRECO has further agreed not to and has agreed to cause its subsidiaries not to:

•	declare, set aside or pay any dividends or other distributions in respect of its shares of capital stock or other equity interests, other than cash dividends contemplated to be made under the Transaction Agreement, dividends and distributions by any wholly owned subsidiary to its parent and the WRECO Stock Split;

•	split, combine or reclassify any of its capital stock or other equity interests, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its shares of capital stock or other equity interests, other than any such transaction by a wholly owned subsidiary which remains a wholly owned subsidiary after consummation of such transaction and the WRECO Stock Split;

•	purchase, redeem or otherwise acquire or amend the terms of any shares of its capital stock or other equity interests or any rights, warrants, options or other equity awards to acquire any such shares of capital stock or other equity interests, other than the WRECO Stock Split;

•	issue, deliver, sell or grant any of its shares of capital stock or other equity interests, other than the WRECO Stock Split and any such transaction by a wholly owned subsidiary which remains a wholly owned subsidiary after consummation of such transaction;

•	acquire, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any business organization or division thereof or any other person (in each case, other than any permitted acquisitions of interests in real property), with a value or purchase price that, individually or in the aggregate, exceeds $10 million, except for acquisitions in the ordinary course of business consistent with past practice of assets used in the operation or conduct of the Real Estate Business;

•	incur any indebtedness for borrowed money, issue or sell any debt securities, guarantee or otherwise become contingently liable for any such indebtedness or debt securities of another person, or enter into any “keep well” or other agreement to maintain any financial statement condition of another person, except for (i) indebtedness solely between or among WRECO and the WRECO subsidiaries, (ii) intercompany debt, so long as the aggregate principal amount of intercompany debt outstanding at any time does not exceed $950 million, and subject to a certain limit on the applicable interest rate on such intercompany debt, (iii) the incurrence of indebtedness in accordance with the Transaction Agreement and (iv) letters of credit and surety bonds issued in the ordinary course of business consistent with past practice;

•	encumber or subject any of its material assets to any liens, subject to certain exceptions;

•	make any loan, advance or capital contribution to, or investment in, any person other than any wholly owned subsidiary that, individually or in the aggregate, exceeds $10 million, except in the ordinary course of business consistent with past practice;

•	authorize or make any capital expenditure (other than in respect of any permitted acquisitions of interests in real property) in any fiscal quarter that, individually or in the aggregate, exceeds by more than 20% certain budgeted amounts for such fiscal quarter;

•	make any material tax election inconsistent with past practice or settle or compromise any material tax liability or refund;

•	adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization;

•	adopt or implement any stockholder rights plan or similar arrangement;

•	engage in any business other than the Real Estate Business substantially as conducted on the date of the Transaction Agreement; or

•	authorize any of, or commit or agree to take any of, the foregoing actions.

From and after the Closing Date, none of the parties will be able to make a claim for a breach of a pre-closing covenant by any other party.

Non-Solicitation by TRI Pointe

TRI Pointe has agreed under the Transaction Agreement that it will cease and cause to be terminated all then-existing discussions and negotiations with respect to a TRI Pointe acquisition proposal (as defined below) and will not, and will not authorize or permit its subsidiaries or any of their respective directors, officers, employees, consultants, agents, investment bankers, financial advisors, attorneys, accountants and other representatives to, directly or indirectly:

•	solicit, initiate or knowingly encourage, or take any other action to knowingly facilitate, the making of any proposal that constitutes or is reasonably likely to lead to a TRI Pointe acquisition proposal; or

•	except as described below, enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any confidential information with respect to, any TRI Pointe acquisition proposal.

Under the Transaction Agreement, a “TRI Pointe acquisition proposal” means any bona fide proposal by a third-party with respect to any merger, share exchange, amalgamation, arrangement, takeover bid, sale of assets representing more than 15% of the book value (on a consolidated basis) of TRI Pointe’s total assets (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale), any sale of more than 15% of the shares of TRI Pointe common stock then outstanding or substantially similar transactions involving TRI Pointe or any material subsidiary, or a proposal to do so, excluding the Merger, subject to certain exceptions.

In the event TRI Pointe receives a TRI Pointe acquisition proposal, it must, as promptly as practicable, advise Weyerhaeuser and WRECO orally and in writing of receipt of such acquisition proposal and provide the identity of the person making such acquisition proposal. TRI Pointe must keep Weyerhaeuser and WRECO reasonably informed of any material developments with respect to any such TRI Pointe acquisition proposal.

Notwithstanding the general restrictions described above, if at any time prior to the TRI Pointe Stockholder Approval, TRI Pointe receives an unsolicited written acquisition proposal, and its board of directors determines, after consultation with its financial advisor and outside counsel, that such acquisition proposal constitutes or is reasonably likely to lead to a TRI Pointe superior proposal (as defined below), TRI Pointe and its representatives may:

•	furnish information with respect to TRI Pointe and its subsidiaries to the person making such acquisition proposal pursuant to a customary confidentiality agreement containing confidentiality provisions substantially similar to those set forth in the confidentiality agreement between TRI Pointe and Weyerhaeuser; and

•	participate in discussions and negotiations with the person making such acquisition proposal.

Under the Transaction Agreement, a “TRI Pointe superior proposal” means any bona fide proposal by a third-party to acquire, directly or indirectly, assets representing more than 50% of the book value (on a consolidated basis) of TRI Pointe’s total assets or more than 50% of the TRI Pointe common stock outstanding, whether by way of merger, share exchange, amalgamation, arrangement, takeover bid, sale of assets or otherwise, and that in the good faith determination of the board of directors of TRI Pointe after consultation with its financial advisors and outside counsel (i) is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such proposal and the person making such proposal, and (ii) would, if consummated in accordance with its terms, result in a transaction more favorable to TRI Pointe stockholders, from a financial point of view, than the transactions contemplated by the Transaction Agreement.

Changes in the TRI Pointe Board of Director’s Recommendation

Except as described below, TRI Pointe has agreed under the Transaction Agreement that neither the TRI Pointe board of directors nor any committee thereof will (i) withhold or withdraw (or modify in a manner adverse to Weyerhaeuser or WRECO), or publicly propose to withhold or withdraw (or modify in a manner adverse to Weyerhaeuser or WRECO), the recommendation by the TRI Pointe board of directors to TRI Pointe stockholders or (ii) approve or adopt, or recommend the approval or adoption of, or publicly propose to approve or adopt or recommend, any acquisition proposal (any of the foregoing, an “adverse recommendation change”).

TRI Pointe has also agreed under the Transaction Agreement that neither the TRI Pointe board of directors nor any committee thereof will approve or recommend, or publicly propose to approve or recommend, or cause or permit TRI Pointe or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement related to any TRI Pointe acquisition proposal, other than a customary confidentiality agreement containing confidentiality provisions substantially similar to those set forth in the confidentiality agreement between Weyerhaeuser and TRI Pointe.

Notwithstanding the general restrictions described above, at any time prior to the TRI Pointe Stockholder Approval, the TRI Pointe board of directors may, subject to compliance with the following sentence, make an adverse recommendation change following a determination by the TRI Pointe board of directors that a TRI Pointe acquisition proposal constitutes a TRI Pointe superior proposal. Prior to making an adverse recommendation change, TRI Pointe must provide at least five days’ prior written notice to Weyerhaeuser and WRECO of the TRI Pointe board of directors’ intention to take such action, which notice must specify the reasons for such proposed action, including the material terms and conditions of the TRI Pointe superior proposal. In determining whether to make an adverse recommendation change, the TRI Pointe board of directors must take into account any changes to the financial terms of the Transaction Agreement proposed by Weyerhaeuser or WRECO in response to a notice of a TRI Pointe superior proposal.

The Transaction Agreement does not prohibit TRI Pointe from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act or making any disclosure to its stockholders required by applicable law.

Non-Solicitation by Weyerhaeuser

Weyerhaeuser has agreed under the Transaction Agreement that it will cease and cause to be terminated all then-existing discussions and negotiations with respect to an REB acquisition proposal (as defined below) and will not, and will not authorize or permit its subsidiaries or any of their respective directors, officers, employees, consultants, agents, investment bankers, financial advisors, attorneys, accountants and other representatives to, directly or indirectly:

•	solicit, initiate or knowingly encourage, or take any other action to knowingly facilitate, the making of any proposal that constitutes or is reasonably likely to lead to an REB acquisition proposal;

•	enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any confidential information with respect to, any REB acquisition proposal; or

•	execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement related to any REB acquisition proposal.

Under the Transaction Agreement, an “REB acquisition proposal” means any bona fide proposal by a third-party with respect to any merger, share exchange, amalgamation, arrangement, takeover bid, sale of assets representing more than 15% of the book value (on a consolidated basis) of the Real Estate Business assets (or any lease, long term supply agreement or other arrangement having the same economic effect as a sale), any sale of more than 15% of WRECO common shares then outstanding or substantially similar transactions involving the Real Estate Business, or a proposal to do so, excluding the Merger.

TRI Pointe Stockholder Meeting

Under the Transaction Agreement, TRI Pointe will, as promptly as practicable following the date on which the SEC clears TRI Pointe’s registration statement registering the shares of TRI Pointe common stock to be issued in the Merger and, if required by the SEC as a condition to the mailing of TRI Pointe’s proxy statement, such registration statement is declared effective, establish a record date for, duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the TRI Pointe Stockholder Approval, and shall use commercially reasonable efforts to solicit proxies from its stockholders in favor thereof. Subject to the ability of TRI Pointe’s board of directors to make an adverse recommendation change, TRI Pointe will recommend to its stockholders that they give the TRI Pointe Stockholder Approval and shall include such recommendation in its proxy statement.

In connection with the Transactions, certain TRI Pointe stockholders have entered into Voting Agreements with Weyerhaeuser with respect to an aggregate of 12,639,163 shares of TRI Pointe common stock, representing approximately 40% of currently outstanding shares. The Voting Agreements provide, among other things, that such stockholders will vote in favor of the TRI Pointe Stockholder Approval and against any adverse recommendation change. See “Other Agreements—Voting Agreements”.

Efforts to Obtain Regulatory Approvals

TRI Pointe, Merger Sub, Weyerhaeuser and WRECO have each agreed to:

•	file, or cause to be filed, all notification and report forms that may be required under the HSR Act or any other applicable antitrust law with respect to the transactions contemplated by the Transaction Agreement as promptly as reasonably practicable after the date of the Transaction Agreement;

•	supply as promptly as reasonably practicable any additional information and documentary material that may be requested by any governmental entity pursuant to the HSR Act or any other applicable antitrust law;

•	use its best efforts to take, or cause to be taken, all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and any other applicable antitrust laws and to obtain all governmental approvals under any antitrust laws that may be required by any governmental entity, so as to enable the parties to consummate the transactions contemplated by the Transaction Agreement in the most expeditious manner practicable; and

•	use its best efforts to cooperate with the other parties in connection with filings or submissions with governmental entities, and keep the other parties reasonably informed of its progress in obtaining any necessary or advisable governmental approvals relating to applicable antitrust laws in connection with the transactions contemplated by the Transaction Agreement.

To the extent reasonably practicable, each of the parties will consult with the other parties in advance with respect to any written materials submitted to any governmental entity and shall give the other parties the opportunity to attend and participate in any meetings and conferences. None of the parties may voluntarily extend any waiting period under the HSR Act or any other applicable antitrust law or enter into any agreement with any governmental entity to delay or not to consummate the transactions contemplated by the Transaction Agreement except with the prior written consent of the other parties (such consent not to be unreasonably withheld, conditioned or delayed).

Stock Exchange Listing

TRI Pointe will use its commercially reasonable efforts to ensure that its shares issued in connection with the Transaction Agreement are approved for quotation on the NYSE, subject to official notice of issuance with respect to the NYSE, prior to the Closing Date.

Employee Matters

Treatment of Equity Awards

Under the Transaction Agreement, Weyerhaeuser, WRECO and TRI Pointe will take all actions as may be required to effect the following:

•	Immediately prior to the Distribution, each outstanding Weyerhaeuser stock option held by an employee of the Real Estate Business will be surrendered in exchange for a stock option granted by WRECO to acquire a number of WRECO common shares equal to the product of the number of Weyerhaeuser common shares subject to such Weyerhaeuser stock option and the “option exchange ratio” (as defined below), rounded down to the nearest whole number of WRECO common shares, and otherwise on the same terms and conditions as were applicable under the Weyerhaeuser stock option. The exercise price of the substituted stock options will be equal to the per share exercise price for the Weyerhaeuser common shares otherwise purchasable pursuant to the corresponding Weyerhaeuser stock option divided by the option exchange ratio, rounded up to the nearest whole cent. As of the effective time of the Merger, each outstanding substituted WRECO stock option will be converted into the right to acquire a number of shares of TRI Pointe common stock equal to the number of WRECO common shares subject to such substituted WRECO stock option, and otherwise on the same terms and conditions (including exercise price) as were applicable to the substituted WRECO stock option.

•	Immediately prior to the Distribution, each outstanding Weyerhaeuser performance share unit held by an employee of the Real Estate Business will be surrendered in exchange for a grant of time-vesting restricted stock units by WRECO with respect to a number of WRECO common shares equal to the product of the number of Weyerhaeuser common shares subject to such Weyerhaeuser performance share unit and the option exchange ratio, rounded down to the nearest whole number of WRECO common shares, and otherwise on the same terms and conditions as were applicable under the Weyerhaeuser performance share unit (except such substituted units will not be subject to any performance-based vesting conditions or requirements). For these purposes, the number of Weyerhaeuser common shares subject to such Weyerhaeuser performance share units will be determined without regard to any performance-based vesting criteria relating to Weyerhaeuser’s relative total shareholder return, and achievement of any other performance-based vesting criteria will be determined based on actual performance (however, if the Distribution occurs prior to the determination of such performance, then such performance-based vesting criteria will be deemed to have been met at target levels). As of the effective time of the Merger, each outstanding grant of substituted WRECO time-vesting restricted stock units will be converted into a grant of time-vesting restricted stock units with respect to a number of shares of TRI Pointe common stock equal to the number of WRECO common shares subject to such grant of substituted WRECO time-vesting restricted stock units, and otherwise on the same terms and conditions as were applicable to the grant of substituted WRECO time-vesting restricted stock units.

•

Immediately prior to the Distribution, each outstanding grant of Weyerhaeuser restricted stock units held by an employee of the Real Estate Business will be surrendered in exchange for a grant of time-vesting restricted stock units by WRECO with respect to a number of WRECO common shares equal to the product of the number of Weyerhaeuser common shares subject to such grant of Weyerhaeuser restricted stock units and the option exchange ratio, rounded down to the nearest whole number of WRECO common shares, and otherwise on the same terms and conditions as were applicable under the grant of Weyerhaeuser restricted stock units. As of the effective time of the Merger, each outstanding grant of substituted WRECO time-vesting restricted stock units will be converted into a grant of time-vesting restricted stock units with respect to a number of shares of TRI Pointe common stock equal to the number of WRECO common shares subject to such grant of substituted WRECO time-vesting restricted stock units, and otherwise on the same terms and conditions as were applicable to the grant of substituted WRECO time-vesting restricted stock units.

The “option exchange ratio” means a fraction, the numerator of which is the volume weighted average (rounded to the nearest 1/10,000) of the trading prices of the Weyerhaeuser common shares on the NYSE for the last trading day immediately prior to the date on which the Weyerhaeuser common shares begin to trade ex-dividend with respect to the Distribution (or, in the event the Distribution is effected as a split-off, the last trading day immediately prior to the date of the Distribution) and the denominator of which is the volume weighted average (rounded to the nearest 1/10,000) of the trading prices of the shares of TRI Pointe common stock on the NYSE for the last trading day immediately prior to the date of the Distribution.

In addition, TRI Pointe has taken all actions as may be required to ensure that no TRI Pointe equity awards will become vested or exercisable in connection with the Transactions.

Employee Benefit Matters

Weyerhaeuser, WRECO, Merger Sub and TRI Pointe agreed in the Transaction Agreement to the following:

•	For the one-year period following the effective time of the Merger, TRI Pointe or its subsidiaries will provide to each employee of the Real Estate Business who is employed by WRECO or its subsidiaries immediately following the Distribution (a “WRECO Employee”) base salary and bonus and incentive compensation opportunities that are no less favorable than, and other employee benefits that are substantially comparable in the aggregate to, those provided to such WRECO Employee as of immediately prior to the Distribution.

•	In the event a WRECO Employee is terminated by TRI Pointe or its subsidiaries during the one-year period following the effective date of the Merger, TRI Pointe or its subsidiaries will provide the employee with severance benefits that are no less favorable than the severance benefits that the employee would have received in the event of a termination of employment under the applicable Weyerhaeuser severance plan as in effect with respect to such employee as of the Distribution, taking into account such employee’s prior service with Weyerhaeuser, its subsidiaries, any predecessor employer and such employee’s service with TRI Pointe and its subsidiaries.

•	Effective on or prior to the Distribution, WRECO or its subsidiaries will assume all employment and employee benefits-related liabilities incurred prior to or on the date of the Distribution that arise out of the operation or conduct of the Real Estate Business or the employment by Weyerhaeuser and its subsidiaries of any current or former employee of the Real Estate Business. WRECO or its subsidiaries will also assume all liabilities with respect to each WRECO employee benefit plan and, subject to certain exceptions, each WRECO Employee will cease active participation in each Weyerhaeuser employee benefit plan. From and after the effective time of the Merger, TRI Pointe or its subsidiaries will administer each WRECO employee benefit plan in accordance with its terms. In addition, WRECO or its subsidiaries will assume all liabilities with respect to the WRECO Employees under certain Weyerhaeuser incentive compensation plans for the WRECO fiscal years prior to and in which the effective time of the Merger occurs, certain Weyerhaeuser retention plans and agreements and certain Weyerhaeuser change in control and severance plans and agreements, and will make payments thereunder in accordance with their terms. WRECO or its subsidiaries will assume liability for all vacation days accrued or earned but not yet taken by each WRECO Employee as of the date of the Distribution, and TRI Pointe and its subsidiaries will honor all such vacation days following the effective time of the Merger.

•	With respect to the employee benefit plans maintained by TRI Pointe or its subsidiaries that provide welfare benefits to WRECO Employees and their dependents and beneficiaries, TRI Pointe and its subsidiaries will (i) waive any pre-existing condition limitations, exclusions, waiting periods and actively-at-work requirements with respect to participation and coverage requirements to the extent waived under the applicable corresponding Weyerhaeuser employee benefit plan sponsored or maintained by Weyerhaeuser or its subsidiaries and (ii) provide credit for any co-payments and deductibles paid by the WRECO Employees under corresponding Weyerhaeuser employee benefit plans in the calendar year in which the effective time of the Merger occurs for purposes of satisfying any applicable deductible or out-of pocket requirements (and any annual and lifetime maximums).

•	With respect to the employee benefit plans maintained or contributed to by TRI Pointe and its subsidiaries, each WRECO Employee’s prior service with Weyerhaeuser, its subsidiaries and any predecessor employer will be recognized for all purposes to the same extent such service was recognized by Weyerhaeuser and its subsidiaries, other than for purposes of benefit accrual with respect to defined benefit pension plans.

•	From and after the Distribution, Weyerhaeuser and its subsidiaries will retain all assets and liabilities under the Weyerhaeuser pension plan, the Weyerhaeuser deferred compensation plan and the Weyerhaeuser salaried employees retirement plan, and Weyerhaeuser will make payments to WRECO employees with vested rights thereunder in accordance with the terms of the applicable plan and applicable law.

Governance

Under the Transaction Agreement, TRI Pointe, Merger Sub, Weyerhaeuser and WRECO have agreed, subject to certain exceptions, on the following governance matters:

•	On the Closing Date, Douglas F. Bauer will serve as Chief Executive Officer of TRI Pointe and either (or both of) Thomas J. Mitchell will serve as President, Chief Operating Officer and Secretary of TRI Pointe or Michael D. Grubbs will serve as Chief Financial Officer and Treasurer of TRI Pointe.

•	On the Closing Date, the board of directors of TRI Pointe will be composed of nine directors, the majority of whom will be independent directors in accordance with NYSE listing requirements. TRI Pointe will select the following five directors: (i) Barry Sternlicht, (ii) Douglas F. Bauer, (iii) Steven J. Gilbert, (iv) Thomas B. Rogers and (v) Chris Graham. Weyerhaeuser will select the remaining four directors. Each of TRI Pointe and Weyerhaeuser will have reasonable approval rights over the directors selected for appointment by the other party, taking into account applicable independence and other NYSE listing requirements.

•	The investor rights agreement of TRI Pointe has been amended, effective as of the Closing Date, to provide that, following the consummation of the Merger, the Starwood Fund will have the right to designate one member of the TRI Pointe board of directors for as long as the Starwood Fund owns at least 5% of the outstanding TRI Pointe common stock. In addition, following the consummation of the Merger, the investor rights agreement will automatically terminate upon the date on which the Starwood Fund owns less than 1% of the outstanding TRI Pointe common stock.

Prior to the consummation of the Merger, TRI Pointe will confer with Weyerhaeuser regarding TRI Pointe’s selection of individuals to serve as the executive officers and senior management personnel of TRI Pointe and its subsidiaries immediately after the consummation of the Merger.

Post-Closing Covenants

Non-Solicitation of Employees

Weyerhaeuser has agreed that for a period of two years following the effective time of the Merger, it and its subsidiaries will not, without the prior written consent of TRI Pointe, hire or attempt to hire any employees of

WRECO or its subsidiaries or induce any such employees to terminate their employment with TRI Pointe. TRI Pointe has also agreed that for such period, it and its subsidiaries will not, without the prior written consent of Weyerhaeuser, hire or attempt to hire any employees of Weyerhaeuser or its subsidiaries or induce any such employees to terminate their employment with Weyerhaeuser. However, this prohibition does not apply to the placement of general advertisements or employment searches that are not specifically targeting employees of the other party.

No Use of Retained Names

WRECO has agreed to, within certain specified times after the effective time of the Merger, discontinue the use of certain marks (and names derived from, similar or including such marks) to be retained by or transferred to Weyerhaeuser, including the names “Weyerhaeuser” and “WRECO”.

Indemnification of Directors and Officers

The Transaction Agreement provides that for a period of at least six years after the effectiveness of the Merger, TRI Pointe will indemnify and hold harmless, provide advancement of expenses to, and maintain policies of directors’ and officers’ liability insurance for, all past and present directors or officers of WRECO and its subsidiaries, and each individual who prior to the effectiveness of the Merger becomes a director or officer of WRECO and its subsidiaries, to the maximum extent allowed under applicable law in respect of acts or omissions that occurred at or prior to the effectiveness of the Merger, including in connection with any of the Transactions.

Other Covenants and Agreements

The Transaction Agreement contains certain other covenants and agreements, including covenants (with certain exceptions specified in the Transaction Agreement) relating to, among other things:

•	cooperation among the parties relating to the prompt preparation and filing of certain required filings with the SEC;

•	confidentiality and access by each party to certain information about their respective businesses;

•	the transfer to WRECO of records relating to the Real Estate Business;

•	rights under Weyerhaeuser insurance policies;

•	cooperation and assistance among the parties with respect to actions necessary or advisable to consummate in the most expeditious manner practicable, the transactions contemplated by the Transaction Agreement;

•	cooperation with respect to any public announcements regarding the transactions contemplated by the Transaction Agreement;

•	cooperation regarding the New Debt;

•	the replacement by TRI Pointe of certain Weyerhaeuser guarantees; and

•	negotiation of a transition services agreement in the event that TRI Pointe determines that certain temporary transition services are needed in order to effect an orderly transition of the Real Estate Business after the Closing Date.

Conditions to the Consummation of the Transactions

The obligations of Weyerhaeuser and WRECO to consummate the Transactions and the obligations of TRI Pointe and Merger Sub to consummate the Merger are subject to the satisfaction (or, to the extent permitted by law, waiver), on or prior to the Closing Date, of the following conditions:

•	the approval by TRI Pointe stockholders of the issuance of TRI Pointe common stock in the Merger;

•	the termination or expiration of the waiting period under the HSR Act (early termination of the waiting period under the HSR Act was granted on January 14, 2014), and the receipt of any other necessary antitrust approvals;

•	the absence of any judgment or law issued or enacted by any governmental authority of competent jurisdiction that is in effect and enjoins or makes illegal the consummation of the Transactions;

•	the effectiveness under the Securities Act of WRECO’s registration statement on Form S-4 and Form S-1 (Reg. No. 333-193251) and TRI Pointe’s registration statement on Form S-4 (Reg. No. 333-193248), and the absence of any stop order or proceedings seeking a stop order;

•	the receipt of the Covington & Burling Tax Opinion and the Gibson Dunn Tax Opinion by Weyerhaeuser and TRI Pointe, respectively;

•	the approval for quotation on the NYSE of the shares of TRI Pointe common stock to be issued in connection with the Merger and upon the exercise of TRI Pointe equity awards from time to time, subject to official notice of issuance; and

•	the execution of the definitive agreements in respect of the New Debt and the receipt by WRECO of the net proceeds thereof.

At any time following the satisfaction (or, to the extent permitted by law, waiver) of the conditions set forth above (other than conditions that by their nature are to be satisfied as of the Closing Date), Weyerhaeuser will have the right to deliver to TRI Pointe and Merger Sub a written notice pursuant to which each of Weyerhaeuser and WRECO (i) confirms that certain conditions to its obligations to effect the Transactions has been satisfied (or, to the extent permitted by law, waived), (ii) confirms that, to the knowledge of Weyerhaeuser, as of such date, certain other specified conditions to its obligations to effect the Transactions would be satisfied if the Closing Date occurred on such date, (iii) irrevocably waives certain conditions to its obligations to effect the Transactions and (iv) requests that each of TRI Pointe and Merger Sub (A) confirms that certain conditions to its obligations to effect the Merger has been satisfied (or, to the extent permitted by law, waived), (B) confirms that, to the knowledge of TRI Pointe, as of such date, certain other specified conditions to its obligations to effect the Merger would be satisfied if the Closing Date occurred on such date and (C) irrevocably waives certain conditions to its obligations to effect the Merger. Weyerhaeuser will be entitled to delay the consummation of the Transactions until such time as TRI Pointe has delivered its closing confirmation to Weyerhaeuser and WRECO.

In addition, the obligations of Weyerhaeuser and WRECO to consummate the Transactions are further subject to the satisfaction (or, to the extent permitted by law, waiver), on or prior to the Closing Date, of the following conditions:

•	the representations and warranties of TRI Pointe and Merger Sub regarding organization, standing and power of TRI Pointe and Merger Sub, capital structure of TRI Pointe, ownership of Merger Sub and authority, execution and delivery and enforceability shall be true and correct as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date);

•	all other representations and warranties of TRI Pointe and Merger Sub set forth in the Transaction Agreement shall be true and correct, disregarding all qualifications or limitations as to “materiality”, “material adverse effect” and words of similar import, as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), except for any failure to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on TRI Pointe;

•	each of TRI Pointe and Merger Sub shall have performed in all material respects all obligations required to be performed by it under the Transaction Agreement at or prior to the Closing Date;

•	the receipt by Weyerhaeuser of a certificate from TRI Pointe to the effect that each of the conditions specified in the preceding three bullet points have been satisfied;

•	the absence of any state of facts, change, effect, condition, development, event or occurrence since the date of the Transaction Agreement that, individually or in the aggregate, has had or would reasonably be likely to have a material adverse effect on TRI Pointe and its subsidiaries;

•	the receipt by Weyerhaeuser of the Covington & Burling Tax Opinion; and

•	the execution and delivery by TRI Pointe and Merger Sub of each transaction document to which it is a party.

In addition, the obligations of TRI Pointe and Merger Sub to consummate the Merger are further subject to the satisfaction (or, to the extent permitted by law, waiver), on or prior to the Closing Date, of the following conditions:

•	the representations and warranties of Weyerhaeuser and WRECO regarding organization, standing and power of Weyerhaeuser and WRECO, capital structure of WRECO and authority, execution, delivery and enforceability shall be true and correct, as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date);

•	all other representations and warranties of Weyerhaeuser and WRECO set forth in the Transaction Agreement shall be true and correct, disregarding all qualifications or limitations as to “materiality”, “material adverse effect” and words of similar import, as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), except for any failure to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Real Estate Business;

•	each of Weyerhaeuser and WRECO shall have performed in all material respects all obligations required to be performed by it under the Transaction Agreement at or prior to the Closing Date;

•	the receipt by TRI Pointe of a certificate from Weyerhaeuser and WRECO to the effect that each of the conditions specified in the preceding three bullet points have been satisfied;

•	the absence of any state of facts, change, effect, condition, development, event or occurrence since the date of the Transaction Agreement that, individually or in the aggregate, has had or would reasonably be likely to have a material adverse effect on the Real Estate Business;

•	the execution and delivery by Weyerhaeuser and WRECO of each transaction document to which it is a party; and

•	the receipt by TRI Pointe of the Gibson Dunn Tax Opinion.

In addition, the obligations of Weyerhaeuser, WRECO, TRI Pointe and Merger Sub to consummate the Merger are further subject to the satisfaction (or, to the extent permitted by law, waiver), on or prior to the Closing Date, of the following conditions:

•	the REB Transfers and the WRECO Spin shall have been consummated in accordance with and subject to the terms of the Transaction Agreement; and

•	the Distribution shall have been consummated in accordance with and subject to the terms of the Transaction Agreement.

If TRI Pointe waives the satisfaction of a material condition to the consummation of the Transactions after the TRI Pointe Stockholder Approval, TRI Pointe will evaluate the appropriate facts and circumstances at that time and resolicit stockholder approval of the issuance of shares of TRI Pointe common stock in the Merger if required to do so by law or the rules of the NYSE.

Termination of the Transaction Agreement

The Transaction Agreement may be terminated at any time prior to the effective time of the Merger:

•	by mutual written consent of all parties to the Transaction Agreement;

•	by either Weyerhaeuser or TRI Pointe, if:

•	the Merger is not consummated on or before November 3, 2014, unless the failure to consummate the Merger is the result of a material breach of any transaction document by the party seeking to terminate the Transaction Agreement;

•	upon a vote at a duly convened meeting of TRI Pointe stockholders, TRI Pointe stockholders do not approve the issuance of shares of TRI Pointe common stock in the Merger;

•	if any court of competent jurisdiction or other governmental authority issues a judgment that permanently restrains, enjoins or otherwise prohibits the consummation of the Transactions, and any such judgment is final and non-appealable; or

•	if any governmental entity enacts a law that prohibits or makes illegal the consummation of the Transactions;

•	by Weyerhaeuser, if:

•	TRI Pointe or Merger Sub breaches or fails to perform in any respect any of its representations, warranties or covenants contained in any transaction document, which breach or failure to perform (i) would give rise to the failure of a condition relating to the accuracy of TRI Pointe’s and Merger Sub’s representations and warranties or compliance by each of TRI Pointe and Merger Sub with its obligations under the Transaction Agreement and (ii) cannot be or has not been cured within 30 days after the giving of written notice to TRI Pointe of such breach, unless Weyerhaeuser or WRECO is then in material breach of any representation, warranty or covenant contained in any Transaction Document; or

•	if the TRI Pointe board of directors makes an adverse recommendation change; or

•	by TRI Pointe, if:

•	Weyerhaeuser or WRECO breaches or fails to perform in any respect any of its representations, warranties or covenants contained in any transaction document, which breach or failure to perform (i) would give rise to the failure of a condition relating to the accuracy of Weyerhaeuser’s and WRECO’s representations and warranties or compliance by each of Weyerhaeuser and WRECO with its obligations under the Transaction Agreement and (ii) cannot be or has not been cured within 30 days after the giving of written notice to Weyerhaeuser of such breach, unless TRI Pointe or Merger Sub is then in material breach of any representation, warranty or covenant contained in any Transaction Document.

In the event of termination of the Transaction Agreement, it shall become void and have no effect, except that certain specified provisions will survive such termination, including provisions related to fees and expenses. The parties will remain liable for damages resulting from the willful and material breach of the Transaction Agreement.

Fees and Expenses

Subject to certain exceptions, the Transaction Agreement provides that all fees and expenses incurred in connection with the Transactions will be paid by the party incurring such fees and expenses, except that if the Merger is consummated, TRI Pointe or WRECO will reimburse Weyerhaeuser for up to $15 million of all fees, commissions and reasonably documented expenses incurred by Weyerhaeuser in connection with the Transactions, other than fees or commissions of brokers, investment bankers or financial advisors. TRI Pointe and its subsidiaries may not incur fees and expenses in connection with the Transactions that exceed $15 million, subject to certain exceptions.

TRI Pointe is required to pay Weyerhaeuser a termination fee of $20 million (less any amounts reimbursed by TRI Pointe to Weyerhaeuser for out-of-pocket expenses actually incurred) if the Transaction Agreement is terminated under the following circumstances:

•	Weyerhaeuser terminates the Transaction Agreement because the TRI Pointe board of directors has effected an adverse recommendation change, in which case the termination fee must be paid within five business days after written notice of termination by Weyerhaeuser;

•	either TRI Pointe or Weyerhaeuser terminates the Transaction Agreement because TRI Pointe stockholders fail to approve the issuance of shares of TRI Pointe common stock in the Merger upon a stockholder vote at a duly convened stockholder meeting, and (i) a TRI Pointe acquisition proposal has been made that is either publicly disclosed or otherwise becomes publicly known prior to or at the time of such duly convened stockholder meeting and that is not withdrawn more than five days prior to such stockholder vote and (ii) TRI Pointe enters into an agreement with respect to any TRI Pointe acquisition proposal, or any TRI Pointe acquisition proposal is consummated prior to the expiration of 12 months following termination of the Transaction Agreement, in which case the termination fee must be paid at or prior to the earlier of the entering into of such agreement and the consummation of the TRI Pointe acquisition proposal; or

•	either TRI Pointe or Weyerhaeuser terminates the Transaction Agreement because the Merger is not consummated on or before November 3, 2014 (unless the failure to consummate the Merger is the result of a material breach of any Transaction Document by the party seeking to terminate the Transaction Agreement), in circumstances where TRI Pointe stockholders fail to approve the issuance of shares of TRI Pointe common stock in the Merger upon a stockholder vote at a duly convened stockholder meeting, and (i) a TRI Pointe acquisition proposal has been made prior to such stockholder meeting and not withdrawn more than five days prior to such stockholder vote and (ii) TRI Pointe enters into an agreement with respect to any TRI Pointe acquisition proposal, or any TRI Pointe acquisition proposal is consummated prior to the expiration of 12 months following termination of the Transaction Agreement, in which case the termination fee must be paid at or prior to the earlier of the entering into of such agreement and the consummation of the TRI Pointe acquisition proposal.

TRI Pointe will reimburse Weyerhaeuser for its out-of-pocket expenses actually incurred in connection with the Transaction Agreement and the transactions contemplated thereby (not to exceed $10 million) if the Transaction Agreement is terminated in the circumstances specified in the foregoing clauses or if the Transaction Agreement is terminated by either TRI Pointe or Weyerhaeuser because TRI Pointe stockholders fail to approve the issuance of shares of TRI Pointe common stock in the Merger upon a stockholder vote at a duly convened stockholder meeting or because the Merger is not consummated on or before November 3, 2014 (unless the failure to consummate the Merger is the result of a material breach of any transaction document by the party seeking to terminate the Transaction Agreement), in circumstances where TRI Pointe stockholders fail to approve the issuance of shares of TRI Pointe common stock in the Merger upon a stockholder vote at a duly convened stockholder meeting. In addition, if the Transaction Agreement is terminated prior to the effective time of the Merger, TRI Pointe is required to reimburse WRECO promptly for 50% of all costs or expenses payable by WRECO or its subsidiaries to the financing sources or their respective representatives pursuant to the commitment papers in respect of the New Debt.

Amendment

The Transaction Agreement may be amended at any time if set forth in an instrument in writing signed on behalf of each of the parties. However, following the TRI Pointe Stockholder Approval or the consummation of the Distribution, there will be no amendments to the Transaction Agreement that by law requires further approval by TRI Pointe stockholders or the WRECO shareholders, as applicable, without obtaining such approvals.

Governing Law; Specific Performance

The Transaction Agreement is governed by the laws of the State of Delaware, and provides that any disputes arising out of or relating to the Transaction Documents or the transactions contemplated thereby will be heard and determined in the Court of Chancery of the State of Delaware. The parties to the Transaction Agreement have agreed that irreparable damage would occur in the event that any provision of the Transaction Documents were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties have agreed that they are entitled to an injunction or injunctions to prevent breaches and to enforce specifically the terms and provisions of each Transaction Document.

DEBT FINANCING

WRECO, DB Cayman, Citigroup and US Bank have entered into the Financing Letters with respect to financing in connection with the Transactions. The obligations of the lenders under the Commitment Letter are subject to customary conditions, including, subject to exceptions, the absence of any “material adverse effect” (as the term is described in “The Transaction Agreement—Representations and Warranties”) with respect to WRECO or TRI Pointe and the consummation of the Transactions. The Commitment Letter will terminate on August 4, 2014 unless the Transactions have been consummated on or prior to that date. WRECO has agreed to pay certain fees to DB Cayman, Citigroup and US Bank (or their respective affiliates) in connection with the Commitment Letter and has agreed to indemnify them against certain liabilities. The following is a summary of certain material terms and provisions of the Financing Letters.

In connection with the Transactions, WRECO expects to engage in the following financing activities:

•	the issuance and sale by WRECO of Debt Securities in aggregate principal amount of up to the full amount of the New Debt; and

•	to the extent that WRECO does not issue Debt Securities in aggregate principal amount of at least $800 million on or prior to the Closing Date, the incurrence of senior unsecured bridge loans in an aggregate principal amount equal to $800 million less the aggregate principal amount of Debt Securities issued, from one or more lenders under the Senior Unsecured Bridge Facility (as described in “—Bridge Facility”).

In connection with the Transactions, TRI Pointe expects to make:

•	borrowings under the Revolving Credit Agreement, which currently provides for a maximum loan commitment of $175 million (subject to borrowing base requirements), as amended or otherwise modified to provide, for the avoidance of doubt, that the Transactions shall be permitted under such agreement, and as otherwise amended or modified in a manner that is not materially adverse to the interest of the lenders under the Senior Unsecured Bridge Facility; or

•	borrowings under a new revolving facility that is not materially less favorable to the interests of the lenders under the Senior Unsecured Bridge Facility than the existing Revolving Credit Agreement.

Subject to ongoing negotiations between TRI Pointe and certain lenders, the Revolving Credit Agreement may be amended, modified or replaced and borrowing availability thereunder or under a new revolving facility may exceed $175 million.

Debt Securities

Pursuant to the Transaction Agreement, each of Weyerhaeuser, TRI Pointe and Merger Sub is required to cooperate with WRECO in connection with incurring the New Debt, including using (and causing its subsidiaries to use) commercially reasonable efforts to satisfy all conditions precedent and covenants to be satisfied by WRECO in connection with the agreements governing the New Debt.

WRECO may issue and sell Debt Securities having an aggregate principal amount of up to the full amount of the New Debt. The Debt Securities would carry an interest rate and include other terms as required by market conditions at issuance.

TRI Pointe anticipates that the instruments governing the Debt Securities would contain customary events of default, covenants and other terms, including, among other things, covenants that restrict the ability of the issuer and its subsidiaries to pay dividends and make certain other restricted payments, incur indebtedness and issue preferred stock, create liens on assets, sell or otherwise dispose of assets, enter into transactions with affiliates and enter new lines of business. These covenants would be subject to certain customary baskets, exceptions and incurrence-based ratio tests.

Bridge Facility

The Financing Letters provide that DB Cayman, Citigroup and US Bank would provide to WRECO a one-year senior unsecured bridge loan facility of up to $800 million, available in a single draw and payable at maturity (the “Senior Unsecured Bridge Facility”).

Loans under the Senior Unsecured Bridge Facility (“Senior Unsecured Bridge Loans”) would bear interest at an annual rate equal to three-month LIBOR (subject to a minimum “floor” of 1.00%), plus an initial margin, which margin would increase by 0.50% every three months after the Closing Date that Senior Unsecured Bridge Loans remain outstanding, subject to an interest rate cap (the “Total Bridge Loan Cap”).

The Senior Unsecured Bridge Loans would be required to be repaid in full upon the earlier of (i) the first anniversary of the initial funding date of the Senior Unsecured Bridge Loans (the “Bridge Loan Maturity Date”) and (ii) the closing date of any sale of Debt Securities or any other debt financing which refinance the Senior Unsecured Bridge Loans in full (collectively, “Permanent Financing”). However, if WRECO were to fail to raise Permanent Financing before the Bridge Loan Maturity Date, the Senior Unsecured Bridge Loans would be converted to a senior unsecured term loan facility as described in “—Term Loans”. At any time after the conversion, the Senior Unsecured Extended Term Loans could be exchanged at the option of the lenders thereunder in whole or in part for Senior Unsecured Exchange Notes, as described in “—Exchange Notes”.

Guarantors

Each material wholly owned subsidiary of WRECO would guarantee the amounts owing under the Senior Unsecured Bridge Facility, subject to exceptions, including to the extent that a guarantee would conflict with the terms of any land, project or other development loan facility.

Prepayment

The Senior Unsecured Bridge Loans could be prepaid, in whole or in part, at par plus accrued and unpaid interest, at WRECO’s option at any time. In addition, WRECO would be required to prepay the Senior Unsecured Bridge Loans at par plus accrued and unpaid interest, to the extent of:

•	the net proceeds of certain debt or equity issuances; and

•	subject to customary exceptions and reinvestment rights, the net proceeds from asset sales outside the ordinary course of business by WRECO or any of WRECO’s subsidiaries.

Covenants

The definitive documentation with respect to the Senior Unsecured Bridge Facility is expected to contain customary representations and affirmative and negative covenants of WRECO, including restrictions (subject to exceptions, qualifications and baskets to be mutually agreed) on: liens; investments (including acquisitions and loans); debt (including guarantees of debt) and contingent obligations (with exceptions to include certain borrowings under a revolving credit facility); fundamental changes; sales, dispositions and other transfers (including sale-leasebacks); restricted payments; transactions with affiliates; negative pledge clauses; subsidiary distributions; changes in business; changes in fiscal year or quarter; amendments to charter documents; issuance of certain equity interests; and prepaying and amending subordinated debt.

Events of Default

The definitive documentation with respect to the Senior Unsecured Bridge Facility is expected to contain customary events of default, including payment defaults; covenant defaults; material inaccuracy of representations or warranties; cross-default and cross-acceleration to other indebtedness (subject to a threshold); bankruptcy or insolvency proceedings; judgments (subject to a threshold); ERISA events; and invalidity of the Senior Unsecured Bridge Facility or guarantees thereof.

Term Loans

On the Bridge Loan Maturity Date, the Senior Unsecured Bridge Loans would convert into senior unsecured extended term loans (“Senior Unsecured Extended Term Loans”) in an initial principal amount equal to 100% of the outstanding principal amount of the Senior Unsecured Bridge Loans. WRECO would be the borrower under the Senior Unsecured Extended Term Loans and each material wholly owned subsidiary of WRECO would guarantee the amounts owing under the Senior Unsecured Extended Term Loans, subject to exceptions, including to the extent that a guarantee would conflict with the terms of any land, project or other development loan facility.

The Senior Unsecured Extended Term Loans would mature seven years after the date of conversion from the Senior Unsecured Bridge Loans.

The covenants and events of default applicable to the Senior Unsecured Extended Term Loans would generally conform to those applicable to the Senior Unsecured Exchange Notes.

Exchange Notes

The Senior Unsecured Extended Term Loans could be exchanged at the option of the lenders thereunder, at any time or from time to time, in whole or in part, for senior unsecured exchange notes (the “Senior Unsecured Exchange Notes”) having a principal amount equal to 100% of the outstanding principal amount of the Senior Unsecured Extended Term Loans so exchanged. WRECO would be the issuer of the Senior Unsecured Exchange Notes and each material wholly owned subsidiary of WRECO would guarantee the amounts owing under the Senior Unsecured Bridge Loans, subject to exceptions, including to the extent that a guarantee would conflict with the terms of any land, project or other development loan facility.

The Senior Unsecured Exchange Notes would mature eight years after the initial funding date of the Senior Unsecured Bridge Loans.

The indenture governing the Senior Unsecured Exchange Notes would include covenants, events of default, and provisions with respect to change of control, defeasance and discharge and modification customary for an indenture governing publicly traded high yield debt securities.

Prior to the fourth anniversary of the initial funding date of the Senior Unsecured Bridge Loans, WRECO could call the Senior Unsecured Extended Exchange Notes at a make-whole price based on U.S. Treasury notes with a maturity closest to the fourth anniversary of the initial funding date of the Senior Unsecured Bridge Loans, plus 50 basis points. After the fourth anniversary of the initial funding date of the Senior Unsecured Bridge Loans, WRECO could call the Senior Unsecured Exchange Notes at par, plus accrued interest, plus a premium equal to one half of the interest rate on the Senior Unsecured Exchange Notes, which premium would decline ratably on each subsequent anniversary of the initial funding date of the Senior Unsecured Bridge Loans, reaching zero on the date that is two years prior to the maturity of the Senior Unsecured Exchange Notes. Further, prior to the third anniversary of the initial funding date of the Senior Unsecured Bridge Loans, WRECO could redeem up to 35% of the Senior Unsecured Exchange Notes with proceeds from certain equity offerings at a price equal to par plus the accrued and unpaid interest on the Senior Unsecured Exchange Notes.

Within 180 days after the issue date of the Senior Unsecured Exchange Notes, WRECO would be required to file a shelf registration statement with the SEC and to use its commercially reasonable efforts to cause the shelf registration statement to be declared effective within 90 days of such filing and to keep the shelf registration statement effective, with respect to resales of the Senior Unsecured Exchange Notes, for as long as it is required by the holders to resell the Senior Unsecured Exchange Notes. Upon failure to comply with the requirements of the registration rights agreement (a “Registration Default”), the Issuer would be required to pay liquidated damages to each holder of Senior Unsecured Exchange Notes with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to one-quarter of one percent (0.25%) per annum of the principal amount of Senior Unsecured Exchange Notes held by such holder. The amount of liquidated damages would increase by an additional one-quarter of one percent (0.25%) per annum of the principal amount of Senior Unsecured Exchange Notes held by such holder with respect to each subsequent 90-day period until all Registration Defaults had been cured, up to a maximum amount of liquidated damages for all Registration Defaults of 1.00% per annum.

Demand Securities

Pursuant to the Financing Letters, on up to three occasions, from the fifth business day prior to the Closing Date and ending on the first anniversary of the Closing Date, Citigroup, Citibank, N.A., Citicorp USA, Inc., Citicorp North America, Inc. or their affiliates, Deutsche Bank or DB Cayman could deliver a demand requiring WRECO to issue Debt Securities to provide proceeds at least equal to the aggregate commitments with respect to the Senior Unsecured Bridge Facility, or an amount sufficient to repay all or any portion of the amount outstanding under, the Senior Unsecured Bridge Facility or Senior Unsecured Extended Term Loans.

The interest rate of any such Debt Securities shall be determined in light of the then prevailing market conditions for comparable securities, subject to an interest rate cap.

Such Debt Securities are not required to be delivered prior to the Closing Date.

For a discussion of TRI Pointe’s liquidity and capital resources after the consummation of the Transactions, see “Information on TRI Pointe—TRI Pointe’s Liquidity and Capital Resources After the Transactions”.

OTHER AGREEMENTS

Tax Sharing Agreement

This summary of the Tax Sharing Agreement is qualified in its entirety by reference to the Form of Tax Sharing Agreement, which is included as an exhibit to this document and incorporated by reference herein.

Ordinary Course Taxes

The Tax Sharing Agreement will govern, after the date of the Transaction Agreement, both Weyerhaeuser’s and TRI Pointe’s rights and obligations with respect to taxes for both pre- and post-signing periods. Under the Tax Sharing Agreement, Weyerhaeuser generally will be required to indemnify TRI Pointe for any taxes attributable to WRECO’s operations for any taxable periods ending on or before the date of the Transaction Agreement and TRI Pointe generally will be required to indemnify Weyerhaeuser for any taxes attributable to WRECO’s operations for any taxable periods ending after the date of the Transaction Agreement.

Distribution-Related Taxes

TRI Pointe will generally be required to indemnify Weyerhaeuser against any tax imposed on the Distribution if that tax results from any action taken or omission to act by TRI Pointe, its subsidiaries or certain affiliates of TRI Pointe. These actions or omissions include those involving (i) an issuance, redemption, recapitalization or repurchase of TRI Pointe or WRECO’s equity securities or the involvement of TRI Pointe, WRECO, any of their subsidiaries or certain affiliates of TRI Pointe and WRECO in acquisitions of TRI Pointe or WRECO’s equity securities, (ii) other actions or omissions (such as those described in the following paragraph) by TRI Pointe or its subsidiaries or certain of its affiliates or (iii) a breach of any undertakings by TRI Pointe referred to in the Tax Sharing Agreement. If tax, other than certain transfer taxes, is imposed on Weyerhaeuser with respect to the Distribution for reasons not related to any of the above actions by WRECO or TRI Pointe, Weyerhaeuser will be responsible for such taxes and will not be entitled to indemnification by TRI Pointe under the Tax Sharing Agreement.

In addition, to preserve the tax-free treatment to Weyerhaeuser of the Distribution, for a two-year period following the Closing Date, the following actions will be subject to restrictions:

•	redemption, recapitalization, repurchase or acquisition by TRI Pointe or WRECO of their capital stock;

•	issuance by TRI Pointe or WRECO of capital stock or instruments convertible or exchangeable into capital stock of TRI Pointe or WRECO;

•	merger or consolidation of TRI Pointe or WRECO with any other person;

•	liquidation or partial liquidation of TRI Pointe or WRECO;

•	discontinuance of the operations of the Real Estate Business;

•	sale or disposition of (other than in the ordinary course of business) more than 33 1/3 % of the assets (determined based on the gross fair market value of the assets immediately before the Closing Date) of WRECO and its subsidiaries in the aggregate; or

•	other actions, omissions to act or transactions that could jeopardize the tax-free status of the Distribution.

TRI Pointe will be permitted to take any of the actions described above in the event that TRI Pointe delivers to Weyerhaeuser an unqualified tax opinion reasonably acceptable to Weyerhaeuser and receives the prior written consent of Weyerhaeuser or if TRI Pointe delivers to Weyerhaeuser an IRS ruling, in either case to the effect that such proposed action will not affect the tax-free status of the Distribution, the Merger and certain related transactions as tax-free transactions. If TRI Pointe intends to take any such restricted action, Weyerhaeuser will be required to cooperate with TRI Pointe in obtaining the unqualified tax opinion or IRS ruling. Should the taking of such actions by TRI Pointe undermine the tax-free status of the Distribution and result in tax to Weyerhaeuser, TRI Pointe generally will be required to indemnify Weyerhaeuser for such taxes, without regard to whether Weyerhaeuser has given TRI Pointe prior consent.

Voting Agreements

In connection with the Transactions, Weyerhaeuser entered into the Voting Agreements with certain TRI Pointe stockholders with respect to an aggregate of 12,639,163 shares of TRI Pointe common stock, representing approximately 40% of the currently outstanding shares. The following is a summary of the material terms of the Voting Agreements. This summary is qualified in its entirety by reference to the Voting Agreements, which are included as exhibits to this document and incorporated by reference herein.

The Voting Agreements provide, among other things, that the stockholders party thereto will:

•	vote in favor of the TRI Pointe Stockholder Approval and any other actions necessary and desirable in connection with the Transactions;

•	vote against any action, agreement or proposal made in opposition to or in competition with the consummation of the Merger and the issuance of TRI Pointe common stock in the Merger;

•	vote against any action, agreement or proposal that would reasonably be expected to result in a breach of any covenant, representation or warranty of TRI Pointe or Merger Sub under the Transaction Agreement;

•	vote against any amendment of the TRI Pointe Charter or the TRI Pointe Bylaws or any other action, agreement or proposal that would materially impede or frustrate, or prevent or nullify, any provision of the Transaction Agreement or the Transactions or change in any manner the voting rights of any class of the capital stock of TRI Pointe;

•	not transfer the shares of TRI Pointe common stock that are subject to the applicable Voting Agreement;

•	use commercially reasonable efforts to assist TRI Pointe, Merger Sub, Weyerhaeuser and WRECO in doing all things necessary or advisable to cause the governance matters set forth on Exhibit D to the Transaction Agreement, which is included as an exhibit to this document and incorporated by reference herein, to occur on the Closing Date. See “The Transaction Agreement—Governance”;

•	consult with Weyerhaeuser regarding any press release or other public statement with respect to the Transactions; and

•	irrevocably grant to, and appoint, Weyerhaeuser, or a Weyerhaeuser designee, such stockholder’s proxy and attorney-in-fact to vote the shares, or grant a consent or approval in respect of the shares, of TRI Pointe common stock that are subject to the applicable Voting Agreement in a manner consistent with such Voting Agreement.

The stockholder parties are also subject to a non-solicitation covenant with respect to a TRI Pointe acquisition proposal substantially similar to the non-solicitation covenant applicable to TRI Pointe in the Transaction Agreement. See “The Transaction Agreement—Non-Solicitation by TRI Pointe”.

Each of the Voting Agreements will automatically terminate upon the earliest of:

•	the effective time of the Merger;

•	the termination of the Transaction Agreement;

•	any amendment or modification of the Transaction Agreement which would materially increase the number of shares of TRI Pointe common stock issuable in the Merger or the other consideration payable by TRI Pointe under the Transaction Agreement, unless the applicable stockholder has consented in writing to such amendment; and

•	the mutual written agreement of the applicable stockholder and Weyerhaeuser.

Indemnity Agreements

In connection with the Voting Agreements, TRI Pointe has entered into separate indemnity agreements with each stockholder party to the Voting Agreements pursuant to which TRI Pointe has agreed to (i) pay all out-of-pocket costs, and reasonable fees and expenses of counsel and other advisors, incurred by the applicable stockholder in connection with the negotiation, execution and performance of the applicable Voting Agreement and (ii) indemnify and hold harmless the applicable stockholder from all losses arising out of or relating to the negotiation, execution and performance of the applicable Voting Agreement or the Transactions. This summary is qualified in its entirety by reference to the indemnity agreements, which are included as exhibits to this document and incorporated by reference herein.

Lock-Up Agreement

Messrs. Bauer, Mitchell and Grubbs have entered into a lock-up agreement with the Starwood Fund with respect to 675,876 shares of restricted stock granted to Messrs. Bauer, Mitchel and Grubbs that will vest if the Starwood Fund owns less than 25% of the total TRI Pointe common stock outstanding. Pursuant to the lock-up agreement, Messrs. Bauer, Mitchell and Grubbs have each agreed, following the consummation of the Merger, not to sell these shares of TRI Pointe common stock without the prior written consent of the Starwood Fund, until the Starwood Fund (and any of its affiliates owning TRI Pointe common stock) owns less than 4.875% of the total TRI Pointe common stock outstanding after the consummation of the Merger.

DESCRIPTION OF WRECO CAPITAL STOCK

The rights of WRECO shareholders are governed by Washington law and the WRECO Charter and WRECO Bylaws. The WRECO Charter and WRECO Bylaws are included as exhibits to this document.

The following description of WRECO capital stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the complete text of the WRECO Charter and WRECO Bylaws.

The authorized capital stock of WRECO consists of:

•	100,000,000 common shares having a par value of $.04 per share; and

•	10,000,000 preferred shares having a par value of $1.00 per share.

At March 24, 2014, there were outstanding:

•	100,000,000 common shares; and

•	no preferred shares.

WRECO is currently an indirect wholly owned subsidiary of Weyerhaeuser. In the Merger, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock. Accordingly, WRECO common shares will not be transferred to participants in this exchange offer; participants will instead receive shares of TRI Pointe common stock in the Merger. No trading market currently exists or will ever exist for WRECO common shares. You will not be able to trade WRECO common shares before or after they are converted into the right to receive shares of TRI Pointe common stock in the Merger.

DESCRIPTION OF TRI POINTE CAPITAL STOCK

The rights of TRI Pointe stockholders are governed by Delaware law and the TRI Pointe Charter and TRI Pointe Bylaws. The TRI Pointe Charter and the TRI Pointe Bylaws are included as exhibits to this document.

The following description of TRI Pointe capital stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the complete text of the TRI Pointe Charter and TRI Pointe Bylaws.

Common Stock

The TRI Pointe Charter authorizes the issuance of up to 500 million shares of common stock, par value $0.01 per share. As of March 24, 2014, there were 31,632,533 shares of common stock issued and outstanding.

Shares of TRI Pointe common stock have the following rights, preferences and privileges:

•	Voting Rights. Each outstanding share of common stock entitles its holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. There are no cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by the vote of the holders of stock having a majority of the votes that could be cast by the holders of all stock entitled to vote on such matters that are present in person or by proxy at the meeting, except that directors are elected by a plurality of the votes cast in the election of directors. TRI Pointe does not have a classified board of directors.

•	Dividends. Subject to the rights of the holders of any preferred stock which may be outstanding from time to time, the holders of common stock are entitled to receive dividends as, when and if dividends are declared by the TRI Pointe board of directors out of assets legally available for the payment of dividends. TRI Pointe currently intends to retain its future earnings, if any, to finance the development and expansion of its business and, therefore, does not intend to pay cash dividends on its common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of TRI Pointe’s board of directors and will depend on TRI Pointe’s financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as the TRI Pointe board of directors deems relevant.

•	Liquidation. In the event of a liquidation, dissolution or winding up of TRI Pointe’s affairs, whether voluntary or involuntary, after payment of liabilities and obligations to creditors and any holders of preferred stock, TRI Pointe’s remaining assets will be distributed ratably among TRI Pointe stockholders on a per share basis.

•	Rights and Preferences. TRI Pointe common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of TRI Pointe stockholders are subject to, and may be materially and adversely affected by, the rights of the holders of shares of any series of preferred stock that TRI Pointe may designate and issue in the future.

•	Merger. In the event TRI Pointe merges or consolidates with or into another entity, holders of each share of TRI Pointe common stock will be entitled to receive the same per share consideration.

TRI Pointe has adopted and maintains the 2013 Long-Term Incentive Plan which provides for the grant of equity-based awards, including options to purchase shares of common stock, stock appreciation rights, common stock, restricted stock, restricted stock units and performance awards to eligible participants, which includes TRI Pointe’s officers, directors, employees and consultants, and persons expected to become TRI Pointe’s officers, directors, employees or consultants. As of March 24, 2014, TRI Pointe had outstanding awards to acquire approximately 379,219 shares of its common stock under this plan, and had reserved approximately 2,113,988 additional shares of TRI Pointe common stock for future issuances under this plan. To account for the dilutive effect of the Transactions on the TRI Pointe common stock, TRI Pointe will propose an amendment to the 2013 Long-Term Incentive Plan for approval by TRI Pointe stockholders at their annual meeting, pursuant to which the number of shares of TRI Pointe common stock available for further issuances under this plan would be increased to                     .

Preferred Stock

The TRI Pointe Charter provides that the board of directors has the authority, without action by its stockholders, to designate and issue up to 50 million shares of preferred stock in one or more classes or series and to fix for each class or series the powers, rights, preferences and privileges of each series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, which may be greater than the rights of the holders of TRI Pointe common stock. There are currently no shares of preferred stock outstanding. Any issuance of shares of preferred stock could adversely affect the voting power of TRI Pointe stockholders, and the likelihood that the holders will receive dividend payments and payments upon liquidation could have the effect of delaying, deferring or preventing a change in control. TRI Pointe has no present plans to issue any shares of preferred stock and is prohibited from doing so under the terms of the Transaction Agreement unless Weyerhaeuser consents to such issuance.

Certain Anti-Takeover Effects of Provisions of the TRI Pointe Charter and the TRI Pointe Bylaws

The TRI Pointe Charter, the TRI Pointe Bylaws and Delaware law contain provisions that may delay or prevent a transaction or a change in control of TRI Pointe that might involve a premium paid for shares of TRI Pointe common stock or otherwise be in the best interests of TRI Pointe stockholders, which could materially and adversely affect the market price of TRI Pointe common stock. Certain of these provisions are described below.

Selected provisions of the TRI Pointe Charter and the TRI Pointe Bylaws

The TRI Pointe Charter and the TRI Pointe Bylaws contain anti-takeover provisions that:

•	authorize the TRI Pointe board of directors, without further action by its stockholders, to issue up to 50,000,000 shares of preferred stock in one or more series, and with respect to each series, to fix the number of shares constituting that series and establish the rights and other terms of that series;

•	require that actions to be taken by TRI Pointe stockholders may be taken only at an annual or special meeting of TRI Pointe stockholders and not by written consent;

•	specify that special meetings of TRI Pointe stockholders can be called only by the TRI Pointe board of directors, the chairman of the board or the chief executive officer;

•	establish advance notice procedures for stockholders to submit nominations of candidates for election to the TRI Pointe board of directors and other proposals to be brought before a stockholders meeting;

•	provide that the TRI Pointe Bylaws may be amended by the TRI Pointe board of directors without stockholder approval;

•	allow the directors to establish the size of the TRI Pointe board of directors by action of the board, subject to a minimum of three members;

•	provide that vacancies on the TRI Pointe board of directors or newly created directorships resulting from an increase in the number of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	do not give TRI Pointe stockholders cumulative voting rights with respect to the election of directors; and

•	prohibit TRI Pointe from engaging in certain business combinations with any “interested stockholder” unless specified conditions are satisfied as described in “—Selected provisions of Delaware law”.

Selected provisions of Delaware law

TRI Pointe has opted out of Section 203 of the DGCL, which regulates corporate takeovers. However, the TRI Pointe Charter contains provisions that are similar to Section 203 of the DGCL. Specifically, the TRI Pointe Charter provides that TRI Pointe may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the person became an interested stockholder, unless:

•	prior to the time that person became an interested stockholder, the TRI Pointe board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

•	upon the consummation of the transaction which resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to the time the person became an interested stockholder, the business combination is approved by the TRI Pointe board of directors and by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, consolidation, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of TRI Pointe voting stock. However, in the case of TRI Pointe, the Starwood Fund and any of its affiliates and subsidiaries and any of their permitted transferees receiving 15% or more of TRI Pointe voting stock will not be deemed to be interested stockholders regardless of the percentage of TRI Pointe voting stock owned by them. This provision could prohibit or delay mergers or other takeover or change in control attempts with respect to TRI Pointe and, accordingly, may discourage attempts to acquire TRI Pointe. The Merger does not constitute a “business combination” with an “interested stockholder” and accordingly it is not prevented by these provisions of the TRI Pointe Charter.

Corporate Opportunity

The TRI Pointe Charter provides that TRI Pointe renounces any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity that may be from time to time presented to the Starwood Fund or any of its affiliates and subsidiaries (other than TRI Pointe and its subsidiaries), officers, directors, agents, stockholders, members, partners or employees and that may be a business opportunity for the Starwood Fund or any of its affiliates and subsidiaries, even if the opportunity is one that TRI Pointe might reasonably have pursued or had the ability or desire to pursue if granted the opportunity to do so. No such person will be liable to TRI Pointe for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person, acting in good faith, pursues or acquires any such business opportunity, directs any such business opportunity to another person or fails to present any such business opportunity, or information regarding any such business opportunity, to TRI Pointe unless, in the case of any such person who is a TRI Pointe director or officer, any such business opportunity is expressly offered to such director or officer solely in his or her capacity as a TRI Pointe director or officer. Neither the Starwood Fund nor any of its affiliates or subsidiaries has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as TRI Pointe or any of its subsidiaries.

These provisions will continue to apply until no person who is a TRI Pointe director or officer is also a director, officer, member, partner or employee of the Starwood Fund or any of its affiliates or subsidiaries (other than TRI Pointe and its subsidiaries).

Limitations on Liability, Indemnification of Officers and Directors and Insurance

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. The TRI

Pointe Charter and the TRI Pointe Bylaws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, or for serving at TRI Pointe’s request as a director or officer or another position at another corporation or enterprise, as the case may be.

The TRI Pointe Charter and the TRI Pointe Bylaws also provide that TRI Pointe must indemnify and advance reasonable expenses to TRI Pointe’s directors and officers, subject to TRI Pointe’s receipt of an undertaking from the indemnified party as may be required under the DGCL. TRI Pointe is also expressly authorized to carry directors’ and officers’ insurance to protect TRI Pointe, TRI Pointe’s directors, officers and certain employees for some liabilities. The limitation of liability and indemnification provisions in the TRI Pointe Charter may discourage stockholders from bringing a lawsuit against TRI Pointe’s directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against TRI Pointe’s directors and officers, even though such an action, if successful, might otherwise benefit TRI Pointe and its stockholders. However, these provisions do not limit or eliminate TRI Pointe’s rights, or those of any stockholder, to seek nonmonetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws.

TRI Pointe maintains standard policies of insurance that provide coverage (i) to directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (ii) to TRI Pointe with respect to indemnification payments that TRI Pointe may make to such directors and officers.

TRI Pointe has entered into an indemnification agreement with each of TRI Pointe’s officers and directors. These agreements require TRI Pointe to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to TRI Pointe, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

There is currently no pending material litigation or proceeding against any of TRI Pointe’s directors, officers or employees for which indemnification is sought.

Authorized but Unissued Shares

TRI Pointe’s authorized but unissued shares of common stock will be available for future issuance without the approval by TRI Pointe stockholders. TRI Pointe may use additional shares for a variety of purposes, including future offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of TRI Pointe by means of a proxy contest, tender offer, merger or otherwise.

Registration Rights Agreement

On January 30, 2013, TRI Pointe entered into a registration rights agreement with the former members of TPH LLC, including the Starwood Fund, the members of TRI Pointe’s management team and a third-party investor, with respect to the shares of TRI Pointe common stock that they received as part of TRI Pointe’s formation transactions. The shares are referred to collectively as the “registrable shares”. Pursuant to the registration rights agreement, TRI Pointe granted the former members of TPH LLC and their direct and indirect transferees shelf registration rights to require TRI Pointe to file a shelf registration statement for the registrable shares and to maintain the effectiveness of such registration statement so as to allow sales thereunder from time to time, demand registration rights to have the registrable shares registered for resale, and, in certain circumstances, the right to make “piggy-back” sales of the registrable shares under registration statements TRI Pointe might file in connection with future public offerings.

Notwithstanding the foregoing, the registration rights are subject to cutback provisions, and TRI Pointe is permitted to suspend the use, from time to time, of the prospectus that is part of the shelf registration statement (and therefore suspend sales under the shelf registration statement) for certain periods, referred to as “blackout periods”.

Investor Rights Agreement

On January 30, 2013, TRI Pointe entered into an investor rights agreement with the Starwood Fund. Under the investor rights agreement, the Starwood Fund has the right to designate two members of the TRI Pointe board of directors for as long as the Starwood Fund owns 25% or more of the outstanding TRI Pointe common stock (excluding shares of common stock that are subject to issuance upon the exercise or exchange of rights of conversion or any options, warrants or other rights to acquire shares) and one member of the TRI Pointe board of directors for as long as it owns at least 10% of such outstanding TRI Pointe common stock. In addition, the members of TRI Pointe’s management team agreed to vote all shares of TRI Pointe common stock that they own in favor of the Starwood Fund nominees in any election of directors for as long as the Starwood Fund owns at least 10% of such outstanding TRI Pointe common stock. On November 3, 2013, the investor rights agreement was amended, effective as of the Closing Date, to provide that, following the consummation of the Merger, the Starwood Fund will have the right to designate one member of the TRI Pointe board of directors for as long as the Starwood Fund owns at least 5% of the outstanding TRI Pointe common stock. In addition, following the consummation of the Merger, the investor rights agreement will automatically terminate upon the date on which the Starwood Fund owns less than 1% of the outstanding TRI Pointe common stock.

Listing

TRI Pointe common stock trades on the NYSE under the trading symbol “TPH”.

Transfer Agent

The transfer agent and registrar for the TRI Pointe common stock is American Stock Transfer & Trust Company, LLC.

OWNERSHIP OF TRI POINTE COMMON STOCK

The following table sets forth the beneficial ownership of TRI Pointe common stock as of March 24, 2014 by (i) each of TRI Pointe’s directors, (ii) each of TRI Pointe’s executive officers, (iii) all of TRI Pointe’s directors and executive officers as a group, and (iv) each person known by TRI Pointe to be the beneficial owner of 5% or more of outstanding TRI Pointe common stock.

To TRI Pointe’s knowledge, each person named in the table has sole voting and investment power with respect to all of the securities shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The number of securities shown represents the number of securities the person “beneficially owns,” as determined by the rules of the SEC. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement or (iv) the automatic termination of a trust, discretionary account or similar arrangement. Except as noted below, the address for all beneficial owners in the table below is 19520 Jamboree Road, Suite 200, Irvine, California 92612.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage
Directors and Executive Officers:
Mr. Barry S. Sternlicht(4)	14,687,474	46.4%
Mr. Douglas F. Bauer(1)	2,701,569	8.5%
Mr. Thomas J. Mitchell(2)	2,701,569	8.5%
Mr. Michael D. Grubbs(3)	2,701,569	8.5%
Mr. Jeffrey D. Frankel	1,055	*
Mr. Matthew P. Osborn	1,086	*
Mr. J. Marc Perrin	1,164	*
Mr. Richard D. Bronson	7,288	*
Mr. Wade H. Cable	37,288	*
Mr. Steven J. Gilbert	14,483	*
Mr. Thomas B. Rogers	13,288	*
All directors, director nominees and executive officers as a group (11 persons)	14,763,126	46.7%
5% or more Stockholder:
VIII/TPC Holdings, L.L.C.(4)(5)	14,687,474	46.4%
Bank of Montreal(6)	2,249,772	7.1%
Neuberger Berman Group LLC(7)	1,881,863	5.9%
Keeley Asset Management Corp.(8)	1,770,578	5.6%
Del Mar Master Fund, Ltd.(9)	1,617,200	5.1%

*	Represents less than 1% of the number of shares of TRI Pointe common stock outstanding.
(1)	Includes an aggregate of 2,701,569 shares subject to the investor rights agreement described in the section entitled “Description of TRI Pointe Capital Stock—Investor Rights Agreement” with respect to which Mr. Bauer may be deemed to share voting power. Of these 2,701,569 shares, Mr. Bauer has sole dispositive power with respect to 778,417 shares, which includes (i) 743,020 shares of TRI Pointe common stock received by Mr. Bauer, in his capacity as a common member and Incentive Unit Holder in TPH LLC, as part of TRI Pointe’s formation transactions, (ii) 4,042 restricted stock units granted to Mr. Bauer pursuant to the 2013 Long-Term Incentive Plan that vested on January 30, 2014 and (iii) options to purchase 31,355 shares of TRI Pointe common stock granted to Mr. Bauer pursuant to the 2013 Long-Term Incentive Plan (with a strike price equal to $17.00 per share) that vested on January 30, 2014.
(2)	Includes an aggregate of 2,701,569 shares subject to the investor rights agreement described in the section entitled “Description of TRI Pointe Capital Stock—Investor Rights Agreement” with respect to which Mr. Mitchell may be deemed to share voting power. Of these 2,701,569 shares, Mr. Mitchell has sole dispositive power with respect to 778,414 shares, which includes (i) 743,020 shares of TRI Pointe common stock received by Mr. Mitchell, in his capacity as a common member and Incentive Unit Holder in TPH LLC, as part of TRI Pointe’s formation transactions, (ii) 4,039 restricted stock units granted to Mr. Mitchell pursuant to the 2013 Long-Term Incentive Plan that vested on January 30, 2014 and (iii) options to purchase 31,355 shares of TRI Pointe common stock granted to Mr. Mitchell pursuant to the 2013 Long-Term Incentive Plan (with a strike price equal to $17.00 per share) that vested on January 30, 2014.
(3)

Includes an aggregate of 2,701,569 shares subject to the investor rights agreement described in the section entitled “Description of TRI Pointe Capital Stock—Investor Rights Agreement” with respect to which Mr. Grubbs may be deemed to share voting power. Of these 2,701,569 shares, Mr. Grubbs has sole dispositive power with respect to 668,466 shares, which includes (i) 633,072 shares of TRI Pointe common stock received by Mr. Grubbs, in his capacity as a common member and Incentive Unit Holder in TPH LLC, as part of TRI Pointe’s formation transactions, (ii) 4,039 restricted stock units granted to Mr. Grubbs pursuant to the 2013 Long-Term Incentive Plan that vested on January 30, 2014 and (iii) options to purchase 31,355 shares of TRI Pointe common stock granted to Mr. Grubbs pursuant to the 2013 Long-Term Incentive Plan (with a strike price equal to $17.00 per share) that vested on January 30, 2014.
(4)	VIII/TPC Holdings, L.L.C. has sole voting power with respect to 0 shares, shared voting power with respect to 14,687,474 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 11,985,905 shares. Barry S. Sternlicht has sole voting power with respect to 0 shares, shared voting power with respect to 14,687,474 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 11,985,905 shares. VIII Management L.P. has sole voting power with respect to 0 shares, shared voting power with respect to 14,687,474 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 11,985,905 shares. VIII-J Management L.P. has sole voting power with respect to 0 shares, shared voting power with respect to 14,687,474 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 11,985,905 shares. The Starwood Fund is managed by VIII Management L.P. and VIII-J Management L.P., which are owned affiliates of Starwood Capital Group. Barry Sternlicht is the controlling partner of Starwood Capital Group, and may be deemed to share voting power and investment control over the shares of TRI Pointe common stock held by the Starwood Fund. Mr. Sternlicht disclaims beneficial ownership of the shares of TRI Pointe common stock held by the Starwood Fund except to the extent of any pecuniary interest therein. Includes an aggregate of 2,701,569 shares subject to the investor rights agreement described in the section entitled “Description of TRI Pointe Capital Stock—Investor Rights Agreement” with respect to which VIII/TPC Holdings, L.L.C., Mr. Sternlicht, VIII Management L.P. and VIII-J Management L.P. may be deemed to share voting power.
(5)	The address for these entities is 591 West Putnam Ave., Greenwich, CT 06830. TRI Pointe has been advised that the Starwood Fund is an affiliate of a broker-dealer. TRI Pointe has also been advised that the Starwood Fund acquired its investment in TRI Pointe in the ordinary course of business, not for resale, and that it did not have, at the time of purchase, any agreements or understandings, directly or indirectly, with any person to distribute the common stock.
(6)	The information regarding the number of shares beneficially owned was obtained from a Schedule 13G filed jointly by Bank of Montreal, BMO Asset Management Corp., BMO Harris Bank N.A. and BMO Harris Investment Management Inc. with the SEC on February 14, 2014, which indicates that (i) Bank of Montreal has sole voting power with respect to 2,016,717 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 2,242,242 shares and shared dispositive power with respect to 7,530 shares; (ii) BMO Asset Management Corp. has sole voting power with respect to 1,919,601 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 2,145,126 shares and shared dispositive power with respect to 0 shares; (iii) BMO Harris Bank N.A. has sole voting power with respect to 95,116 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 95,116 shares and shared dispositive power with respect to 7,530 shares and (iv) BMO Harris Investment Management Inc. has sole voting power with respect to 2,000 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 2,000 shares and shared dispositive power with respect to 0 shares. The address for these entities is 1 First Canadian Place, Toronto, Ontario, Canada M5X 1A1.
(7)	The information regarding the number of shares beneficially owned was obtained from a Schedule 13G filed jointly by Neuberger Berman Group LLC and Neuberger Berman LLC with the SEC on February 12, 2014, which indicates that (i) Neuberger Berman Group LLC has sole voting power with respect to 0 shares, shared voting power with respect to 1,843,748 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 1,881,863 shares and (ii) Neuberger Berman LLC has sole voting power with respect to 0 shares, shared voting power with respect to 1,843,748 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 1,881,863 shares. The address for these entities is 605 Third Avenue, New York, NY 10158.
(8)	The information regarding the number of shares beneficially owned was obtained from a Schedule 13G filed jointly by Keeley Asset Management Corp. and Keeley Small Cap Value Fund with the SEC on February 7, 2014, which indicates that (i) Keeley Asset Management Corp. has sole voting power with respect to 1,770,578 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 1,770,578 shares and shared dispositive power with respect to 0 shares and (ii) Keeley Small Cap Value Fund has sole voting power with respect to 0 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 0 shares. The address for these entities is 111 West Jackson, Suite 810, Chicago, Illinois 60604.
(9)	The information regarding the number of shares beneficially owned was obtained from a Schedule 13D filed jointly by Del Mar Master Fund , Ltd. (“Master Fund”), Del Mar Asset Management, LP (“DMAM”), Del Mar Management, LLC (“GP”) and David Freelove (“Freelove”) with the SEC on January 24, 2014, which indicates that (i) Master Fund has sole voting power with respect to 0 shares, shared voting power with respect to 1,617,200 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 1,617,200 shares; (ii) DMAM has sole voting power with respect to 0 shares, shared voting power with respect to 1,617,200 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 1,617,200 shares; (iii) GP has sole voting power with respect to 0 shares, shared voting power with respect to 1,617,200 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 1,617,200 shares and (iv) Freelove has sole voting power with respect to 0 shares, shared voting power with respect to 1,617,200 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 1,617,200 shares. The address for these entities is One Grand Central Place, 60 East 42nd Street Suite 450, New York, NY 10165.

OWNERSHIP OF WEYERHAEUSER COMMON SHARES

The following table shows, as of March 24, 2014, the number of common shares beneficially owned by each director and named executive officer and by all directors and all executive officers as a group as well as the number of common stock equivalent units owned by each director and named executive officer and by all directors and all executive officers as a group under the Company’s deferred compensation plans. Percentages of total beneficial ownership have been calculated based upon 584,961,444 shares, which was the total number of common shares outstanding as of March 24, 2014.

Name of Individual or Identity of Group	Voting and or Dispositive Powers (number of common shares) (1)(2)(3)(4)(5)	Percent of Class (common shares)		Common Stock Equivalent Units (6)
Directors and Executive Officers:
Patricia M. Bedient	723,320		*	78,399
Lawrence B. Burrows	3,062		*	—
Debra A. Cafaro	4,357		*	48,542
Srinivasan Chandrasekaran	426,249		*	15,537
Mark. A Emmert	8,011		*	19,508
Daniel S. Fulton	2,632,515		*	78,956
Thomas F. Gideon	408,025		*	117
John I. Kieckhefer	7,937,929	1.4		141,004
Wayne W. Murdy	16,808		*	17,526
Peter M. Orser	137,630		*	—
Nicole W. Piasecki	244,468		*	45,882
Doyle R. Simons	51,640		*	12,069
Richard H. Sinkfield	1,351		*	63,365
D. Michael Steuert	3,249		*	55,569
Kim Williams	7,606		*	47,404
Charles R. Williamson	12,136		*	109,295
Directors and executive officers as a group (22 persons)	13,059,959	2.2		759,963

*	Denotes amount is less than 1%
(1)	Includes the number of shares that could be acquired within 60 days of March 24, 2014 pursuant to outstanding stock options, as follows: Ms. Bedient, 620,327 shares; Mr. Chandrasekaran, 354,520 shares; Mr. Orser, 99,229 shares, and of the executive officers as a group, 1,368,237 shares.
(2)	Includes shares for which certain of the directors and nominees share voting and dispositive powers with one or more other persons as follows: Mr. Kieckhefer, 5,649,851 shares; and Ms. Piasecki, 202,020 shares.
(3)	Beneficial ownership of the common shares is disclaimed by certain of the persons listed as follows: Mr. Kieckhefer, 6,966,127 shares; Mr. Murdy, 264 shares; Ms. Piasecki, 209,698 shares; and Mr. Simons, 328 shares.
(4)	Includes RSUs granted to the directors April 11, 2013 that will vest and be payable on April 11, 2014 in shares of the Company’s common stock, along with the dividends credited to those shares as of March 24, 2014, as follows: Mr. Emmert, 3,250 shares; Mr. Murdy, 3,250 shares; Mr. Steuert, 3,250 shares; Ms. Williams, 3,250 shares; and Mr. Williamson, 4,874 shares.
(5)	Shares reflected for Messrs. Burrows, Fulton and Gideon are as of January 17, 2014 (the date used for the beneficial ownership table contained in Weyerhaeuser Company’s Notice of the 2014 Annual Meeting and Proxy Statement dated March 7, 2014). Messrs. Burrows, Fulton and Gideon have all terminated employment with Weyerhaeuser Company. Shares reflected for Messrs. Burrows, Fulton and Gideon include (i) shares that could be acquired within 60 days of January 17, 2014 pursuant to outstanding stock options, as follows: Mr. Fulton, 2,242,806 shares and Mr. Gideon, 281,322 shares; (ii) the number of restricted stock units that vest within 60 days of January 17, 2014 as follows: Mr. Fulton, 38,406 shares and Mr. Gideon, 20,174 shares; and (iii) the number of performance share units that vest within 60 days of January 17, 2014 as follows: Mr. Fulton, 116,468 shares and Mr. Gideon, 29,367 shares.
(6)	Common stock equivalent units held as of March 24, 2014 under the Fee Deferral Plan for Directors or under the Incentive Compensation Plan for Executive Officers. The common stock equivalent units will be repaid to the director or executive officer at the end of the deferral period in the form of shares of Company common stock.

As of March 24, 2014, none of TRI Pointe’s directors or executive officers beneficially own any Weyerhaeuser common shares.

COMPARISON OF RIGHTS OF WEYERHAEUSER SHAREHOLDERS AND TRI POINTE STOCKHOLDERS

TRI Pointe is a Delaware corporation subject to the provisions of the Delaware General Corporation Law (“Delaware law”). Weyerhaeuser is a Washington corporation subject to the provisions of the Washington Business Corporation Act (“Washington law”). Weyerhaeuser shareholders, whose rights are currently governed by Weyerhaeuser’s Articles of Incorporation, as amended (the “Weyerhaeuser articles of incorporation”), Weyerhaeuser’s bylaws (the “Weyerhaeuser bylaws”) and Washington law, will, with respect to the shares validly tendered and exchanged in this Exchange Offer, become stockholders of TRI Pointe and their rights will be governed by the TRI Pointe Charter, the TRI Pointe Bylaws and Delaware law.

The following description summarizes the material differences between the rights associated with TRI Pointe common stock and Weyerhaeuser common shares that may affect Weyerhaeuser shareholders whose shares are accepted for exchange in this Exchange Offer and who will obtain shares of TRI Pointe common stock in the Merger, but does not purport to be a complete statement of all of those differences or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. The following description is qualified in its entirety by, and Weyerhaeuser shareholders should read carefully the relevant provisions of, the TRI Pointe Charter, the TRI Pointe Bylaws, the Weyerhaeuser articles of incorporation and the Weyerhaeuser bylaws. The Weyerhaeuser articles of incorporation have been publicly filed with the SEC as an exhibit to Weyerhaeuser’s Quarterly Report on Form 10-Q filed on May 6, 2011 and Current Report on Form 8-K filed on June 20, 2013, and the Weyerhaeuser bylaws have been publicly filed with the SEC as an exhibit to Weyerhaeuser’s Quarterly Report on Form 10-Q filed on May 6, 2011. The TRI Pointe Charter and the TRI Pointe Bylaws are included as exhibits to this document. See “Description of TRI Pointe Capital Stock”.

Authorized Capital Stock

The following table sets forth the authorized capital stock of TRI Pointe and the estimated number of shares of capital stock of TRI Pointe that would have been outstanding if the Transactions had been consummated as of             ,         and the authorized and issued capital stock of Weyerhaeuser as of             ,        , without giving effect to this Exchange Offer.

Class of Security	Authorized	Outstanding
TRI Pointe:
Common stock, par value $0.01 per share	500,000,000
Weyerhaeuser:
Common shares, par value $1.25 per share	1,360,000,000
Preferred shares, par value $1.00 per share	7,000,000
Preference shares, par value $1.00 per share	40,000,000

The following table sets forth the material differences between the rights associated with TRI Pointe common stock and Weyerhaeuser common shares that may affect Weyerhaeuser shareholders whose shares are accepted for exchange in this Exchange Offer and who will obtain shares of TRI Pointe common stock in the Merger.

STOCKHOLDER RIGHT	TRI POINTE	WEYERHAEUSER
Voting Rights	Each outstanding share of TRI Pointe common stock entitles its holder to one vote on all matters submitted to a vote of TRI Pointe stockholders, including the election of directors. There are no cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes that could be cast by the holders of all stock entitled to vote on such question that are present in person or by proxy at the meeting, except that directors shall be elected by a plurality of the votes cast in the election of directors.	Each holder of Weyerhaeuser common shares is entitled to one vote per share with respect to all matters. There are no cumulative voting rights. Generally, all matters to be voted on by shareholders must be approved by a majority of the votes cast present in person or represented by proxy and entitled to vote. Directors are elected if the votes cast for such nominee’s election exceed the votes cast against, except that directors shall be elected by a plurality of the votes cast in any contested election.

Dividend Policy	TRI Pointe stockholders are entitled to receive dividends as, when and if dividends are declared by the TRI Pointe board of directors. TRI Pointe currently intends to retain its future earnings, if any, to finance the development and expansion of its business and, therefore, does not intend to pay cash dividends on its common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of TRI Pointe’s board of directors and will depend on TRI Pointe’s financial condition, results of operations and capital requirements, restrictions contained in any financing instruments and such other factors as the TRI Pointe board of directors deems relevant.	As of the fourth quarter of 2013, Weyerhaeuser maintained its quarterly dividend at $0.22 per share. At any time, subject to compliance with Washington law, Weyerhaeuser’s board of directors (the “Weyerhaeuser board”) can decrease or increase the dividend paid or decide not to pay a dividend at all. See “Summary Historical and Pro Forma Financial Data” and “Historical and Pro Forma Per Share, Market Price and Dividend Data”.

Number and Classification of Board of Directors	Subject to the rights and preferences of any series of outstanding preferred stock, the number of directors constituting the whole TRI Pointe board of directors may be not fewer than three and shall be fixed from time to time solely by resolution adopted by affirmative vote of a majority of such directors then in office and may not be fixed by any other person or persons, including stockholders.	The Weyerhaeuser articles of incorporation and bylaws set the number of directors on the Weyerhaeuser board at no fewer than nine, nor more than thirteen, directors. The exact number of directors will be fixed from time to time by a resolution adopted by a majority of the number of directors fixed by the most recent resolution of the Weyerhaeuser board (the “entire Weyerhaeuser board”). Notwithstanding the foregoing, in addition to any rights and preferences of any series of outstanding preferred stock, whenever

STOCKHOLDER RIGHT	TRI POINTE	WEYERHAEUSER

TRI Pointe’s board of directors is not divided into classes and all directors are elected at the annual meeting of stockholders.

dividends on any of Weyerhaeuser’s 6.375% Mandatory Convertible Preference Shares, Series A (the “Mandatory Convertible Preference Shares”), have not been paid in the aggregate amount equivalent to at least six or more dividend payments, the holders thereof shall be entitled to vote for the election of a total of two additional members (the “Preference Share Directors”) of the Weyerhaeuser board.

The current number of directors is ten. The Weyerhaeuser board is not divided into classes and all directors are elected at each annual meeting of shareholders.

Removal of Directors	Under the DGCL, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.	The Weyerhaeuser articles of incorporation provide that directors may be removed from office with or without cause only by the affirmative vote of the holders of a majority of the voting capital stock. To the extent any Preference Share Directors exist, any Preference Share Director may be removed at any time without cause by the holders of record of a majority of the Mandatory Convertible Preference Shares and any other voting preference shares then voting with respect to such removal.

Vacancies on the Board of Directors	The TRI Pointe Charter provides that any vacancies on the TRI Pointe board of directors can be filled solely by the affirmative vote of a majority of the remaining directors then in office, even if such a majority is less than a quorum of the TRI Pointe board of directors, or by a sole remaining director, and shall not be filled by any other person(s), including stockholders.

The Weyerhaeuser articles of incorporation provide that, with the exception of Preference Share Directors, in the event of a vacancy on the Weyerhaeuser board, a person may be appointed as a director to fill such vacancy by a vote of a majority of the remaining directors then in office.

To the extent that any Preference Share Directors exist, a person may be appointed to fill any Preference Share Director vacancy by written consent of the Preference Share Director remaining in office or, if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of the Mandatory Convertible Preference Shares and any other shares of Voting Preference Shares then outstanding (voting together as a single class).

STOCKHOLDER RIGHT	TRI POINTE	WEYERHAEUSER

Special Meetings	A special meeting of TRI Pointe stockholders may be called at any time only by the chairman of the board of directors of TRI Pointe, the chief executive officer (or if there is no chief executive officer, the president) or the board of directors of TRI Pointe pursuant to a resolution adopted by a majority of the total number of directors then in office. Only such business may be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the corporation’s notice of meeting.	The Weyerhaeuser articles of incorporation and bylaws provide that, except as otherwise required by law and subject to the rights of the holders of any class of shares having a preference over the common shares as to dividends or liquidation, special meetings of shareholders may be called only by a resolution adopted by a majority of the entire Weyerhaeuser board or by 25% of the outstanding voting stock of Weyerhaeuser entitled to vote on the matters to be brought before the proposed meeting. Special meetings are to be held at the time and place stated in the notice of the special meeting and solely for the purpose or purposes stated in such notice.

Stockholder Action by Written Consent	The TRI Pointe Charter provides that any action by TRI Pointe stockholders must be taken at an annual or special meeting of the stockholders, and may not be effected by any consent in writing of such stockholders.	Washington law provides that Weyerhaeuser shareholders may not take any action by written consent in lieu of a meeting.

Quorum of Stockholders	Except as otherwise provided by law, the presence in person or by proxy of the holders of TRI Pointe stock having a majority of the votes which could be cast by the holders of all outstanding stock entitled to vote at the meeting constitutes a quorum at each meeting of stockholders.	Washington law provides that a majority of the votes entitled to be cast on a matter by the voting group entitled to vote on a matter constitutes a quorum of that voting group for action on that matter.

Advance Notice Procedures for a Stockholder Proposal	A TRI Pointe stockholder of record entitled to vote at an annual meeting may request business to be brought before such meeting, and a stockholder entitled to vote in the election of directors may make a nomination of a person for election as a director, in each case, by providing written notice in proper form and with proper content as set forth in the TRI Pointe Bylaws to the secretary at the principal executive offices of TRI Pointe not less than 90 days nor more than 120 days prior to the first anniversary of the date on which TRI Pointe first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the immediately preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is	The Weyerhaeuser bylaws provide that a shareholder wishing to nominate a director or properly bring other business before an annual meeting must deliver written notice of such nomination or business to Weyerhaeuser’s secretary not less than 90 days nor more than 120 days prior to the meeting; provided, however, that in the event that less than 100 days’ notice or prior public disclosure of the meeting date is given or made to shareholders, such shareholder’s notice must be received not later than the close of business on the tenth day following the day on which the meeting date notice or disclosure was given or made, whichever occurs first. The notice must include, among other things, (i) a brief description of any business the shareholder desires to bring before the meeting and the reasons for conducting the

STOCKHOLDER RIGHT	TRI POINTE	WEYERHAEUSER

	called for a date that is not within 30 days from the first anniversary of the immediately preceding year’s annual meeting date, written notice by a stockholder in order to be timely must be received not earlier than the 120th day before the date of such annual meeting and not later than the later of the 90th day before the date of such annual meeting, as originally convened, or the close of business on the tenth day following the day on which the first public disclosure of the date of such annual meeting was made.	business at the annual meeting, (ii) the name and address of record of the shareholder proposing such business, (iii) the class or series and number of Weyerhaeuser shares that the shareholder owns and (iv) any material interest of the shareholder in such business.

Amendment of Certificate or Articles of Incorporation	In order to amend the TRI Pointe Charter, the DGCL requires that the board of directors of TRI Pointe adopt a resolution setting forth the amendment proposed and declaring its advisability. The amendment must be approved by a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class.	Under Washington law, a proposed amendment to a company’s articles of incorporation generally requires the company’s board of directors to recommend the amendment to its shareholders and requires approval by a majority of the votes entitled to be cast on the proposed amendment and of any other voting group entitled to vote separately on the proposed amendment. The Weyerhaeuser articles of incorporation, however, generally require the affirmative vote of a majority of the entire Weyerhaeuser board and the affirmative vote of the holders of at least a majority of the votes entitled to vote generally in the election of directors, voting together as a single class, to approve any alteration, amendment or repeal of or adoption of the Weyerhaeuser articles of incorporation. Notwithstanding the foregoing, as long as any preferred shares or preference shares are outstanding, Weyerhaeuser may not take certain actions specified in the Weyerhaeuser articles of incorporation without the affirmative vote of at least two-thirds of the outstanding preferred shares and preference shares, as applicable.

Amendment of Bylaws	The TRI Pointe Bylaws may be altered or repealed, and new TRI Pointe Bylaws made, by the majority vote of the whole TRI Pointe board of directors; provided, however, that a bylaw adopted by the holders of stock representing a majority of the votes which could be cast by the holders of all outstanding stock that	The Weyerhaeuser articles of incorporation and the Weyerhaeuser bylaws generally provide that the Weyerhaeuser bylaws may be adopted, altered, amended or repealed or new bylaws enacted (i) by the affirmative vote of a majority of the entire Weyerhaeuser board or (ii) by the affirmative vote of a

STOCKHOLDER RIGHT	TRI POINTE	WEYERHAEUSER

	prescribes the required vote for the election of directors may not be altered by the board of directors of TRI Pointe. The holders of stock representing a majority of the votes which could be cast by the holders of all outstanding stock may make additional Bylaws and may alter and repeal any Bylaws whether adopted by them or otherwise.	majority of the shares represented and entitled to vote at any regular meeting of the shareholders (or any special meeting duly called for that purpose). Notwithstanding the foregoing, Article III of the Weyerhaeuser bylaws, which contains provisions relating to the composition, election, and meetings of the Weyerhaeuser board, may be amended only by the affirmative vote of a majority of the shares represented and entitled to vote.

Ownership Limitations	The TRI Pointe Charter does not contain restrictions on the ownership and transfer of shares of its common stock.	The Weyerhaeuser articles of incorporation contain restrictions on the ownership and transfer of its common shares, preferred shares and preference shares intended to assist Weyerhaeuser in maintaining its status as a REIT for federal income tax purposes. The Weyerhaeuser articles of incorporation provide that, among other things and subject to certain exceptions, no person may own, or be deemed to own by virtue of the attribution provisions of the Code, 9.9% or more, in aggregate number of shares or value, of the outstanding shares of any class or series of Weyerhaeuser capital stock, including its common shares and the Mandatory Convertible Preference Shares. The Weyerhaeuser articles of incorporation also include other restrictions on ownership and transfer. In the event any transfer of shares of stock or other event would result in a person (the “Intended Transferee”) beneficially or constructively owning shares in excess of the ownership limit that would result in Weyerhaeuser’s disqualification as a REIT, that number of shares that would cause a violation of the applicable limit, referred to as the “excess shares,” will be automatically transferred to a trust for the benefit of a charitable organization selected by the Weyerhaeuser board. If a transfer to a trust would not avoid a violation of the ownership limitation provisions for some reason, such transfer of the excess shares to the Intended Transferee will be null and void and of no force or effect.

STOCKHOLDER RIGHT	TRI POINTE	WEYERHAEUSER

Business Combination Statute

TRI Pointe has opted out of Section 203 of the DGCL, which regulates corporate takeovers. However, the TRI Pointe Charter contains provisions that are similar to Section 203 of the DGCL. Specifically, the TRI Pointe Charter provides that TRI Pointe may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the person became an interested stockholder, unless: (i) prior to the time that person became an interested stockholder the TRI Pointe board of directors approved either the business combination or the transaction that resulted in the person becoming an interested stockholder; (ii) upon the consummation of the transaction that resulted in the person becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding certain shares; or (iii) at or subsequent to the time the person became an interested stockholder, the business combination is approved by the TRI Pointe board of directors and by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, consolidation, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of TRI Pointe’s voting stock. However, the Starwood Fund and any of its affiliates and subsidiaries and any of their respective permitted transferees receiving 15% or more of TRI Pointe’s voting stock will not be deemed to be interested stockholders regardless of the percentage of the voting stock owned by them.

Washington law prohibits a “target corporation” from engaging in certain significant business transactions with an acquiring person that owns 10% or more of the voting securities of the target corporation for a period of five years after the acquisition of the 10% or more of such securities, or an affiliate or associate of an acquiring person, unless the transaction or the share acquisition is approved by a majority of the target corporation’s directors before the date of the transaction or share acquisition. The prohibited transactions include, among others, a merger, consolidation, share exchange, sale or other transaction with the acquiring person. After the five-year period in which significant business transactions are prohibited, the transaction may occur subject to certain criteria.

Corporations that qualify as target corporations include, among others, all publicly traded Washington corporations as well as certain foreign corporations that are required to have a certificate of authority to transact business in Washington.

STOCKHOLDER RIGHT	TRI POINTE	WEYERHAEUSER

Voting Rights for Significant Transactions	In addition to the provisions described above in “Business Combination Statute,” Delaware law requires the approval of a majority of the outstanding stock of the corporation entitled to vote thereon to adopt an agreement of merger, share exchange, sale of substantially all of the corporation’s assets or other significant transaction.	In addition to the provisions described above in “Business Combination Statute,” Washington law requires the approval of two-thirds of the voting group comprising all of the votes entitled to be cast, and of each other voting group entitled to vote as a separate class, to adopt a plan of merger, share exchange, sale of substantially all of the entity’s assets or other significant transaction.

Indemnification and Limitation of Liability of Directors and Officers

To the fullest extent permitted by the DGCL, the TRI Pointe Charter eliminates the liability of a director for monetary damages for breach of fiduciary duty as a director. The TRI Pointe Charter and Bylaws include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, or for serving at TRI Pointe’s request as a director or officer or another position at another corporation or enterprise, as the case may be.

The TRI Pointe Charter and Bylaws also provide that TRI Pointe must indemnify and advance reasonable expenses to TRI Pointe’s directors and officers, subject to TRI Pointe’s receipt of an undertaking from the indemnified party as may be required under the DGCL. TRI Pointe is also expressly authorized to carry directors’ and officers’ insurance to protect TRI Pointe, TRI Pointe’s directors, officers and certain employees for some liabilities. The provisions do not alter the liability of directors under the federal securities laws.

TRI Pointe maintains standard policies of insurance that provide coverage (i) to directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (ii) to TRI Pointe with respect to indemnification payments that TRI Pointe may make to such directors and officers.

TRI Pointe has entered into an indemnification agreement with each of

To the fullest extent permitted by Washington law, the Weyerhaeuser articles of incorporation eliminate the liability of a director for monetary damages for his or her conduct as a director, provided that the foregoing does not eliminate or limit liability (i) for acts or omissions that involve intentional misconduct or a knowing violation of law, (ii) for conduct violating provisions of Washington law regarding unlawful distributions or (iii) for any transaction from which the director will personally receive a benefit in money, property or service to which he or she is not legally entitled. If the Washington Business Corporation Act is amended to authorize corporation action further eliminating or limiting the personal liability of directors, then the liability of a member of the Weyerhaeuser board shall be eliminated or limited to the fullest extent permitted by the Washington Business Corporation Act, as so amended.

The Weyerhaeuser bylaws provide that Weyerhaeuser shall indemnify any person who is or was a member of the Weyerhaeuser board or an officer of Weyerhaeuser or is or was serving at Weyerhaeuser’s request as a director or officer or another position at another corporation or enterprise, as the case may be, to the fullest extent permitted by the Washington Business Corporation Act. This right to indemnification also includes the right for such directors and officers to have Weyerhaeuser pay all expenses incurred in defending any applicable proceeding in advance of final disposition,

STOCKHOLDER RIGHT	TRI POINTE	WEYERHAEUSER

TRI Pointe’s officers and directors. These agreements require TRI Pointe to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to TRI Pointe, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

subject to Weyerhaeuser’s receipt of an undertaking from the indemnified party to repay all amounts advanced if it is ultimately determined that such indemnitee did not meet the applicable standard of conduct.

Weyerhaeuser is also expressly authorized to carry directors’ and officers’ insurance on behalf of its directors and officers, regardless of whether Weyerhaeuser would have the power to indemnify such person against such liability.

Certain Anti-Takeover Effects of Provisions of the TRI Pointe Charter, the TRI Pointe Bylaws and Delaware Law

Provisions of the TRI Pointe Charter and the TRI Pointe Bylaws could make the acquisition of TRI Pointe and the removal of incumbent directors more difficult. For a description of these provisions, see “Description of TRI Pointe Capital Stock—Certain Anti-Takeover Effects of Provisions of the TRI Pointe Charter and the TRI Pointe Bylaws”.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Weyerhaeuser, WRECO and TRI Pointe or their respective subsidiaries, in each case as applicable, have entered into or, before the consummation of the Transactions, will enter into, ancillary agreements relating to the Transactions and various interim and on-going relationships between Weyerhaeuser, WRECO and TRI Pointe. See “Other Agreements”.

LEGAL MATTERS

The validity of the WRECO common shares offered hereby and certain legal matters with respect to the Transactions are being passed upon for WRECO by Devin W. Stockfish, Esq., Corporate Secretary and Assistant General Counsel of Weyerhaeuser. Certain other legal matters in connection with this offering will be passed upon for WRECO by Cravath, Swaine & Moore LLP, New York, New York and K&L Gates LLP, Seattle, Washington. Certain tax matters are being passed upon for WRECO by Covington & Burling LLP, Washington, D.C. In his capacity, Mr. Stockfish is paid a salary by Weyerhaeuser and participates in various employee benefit plans offered by Weyerhaeuser, including equity-based plans. The validity of the shares of TRI Pointe common stock and certain tax matters with respect to the Transactions are being passed upon for TRI Pointe by Gibson Dunn & Crutcher LLP, Irvine, California.

EXPERTS

The consolidated financial statements of WRECO as of December 31, 2013 and 2012 and for each of the years in the three-year period ended December 31, 2013, have been included herein and in the registration statement in reliance on the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Weyerhaeuser Company as of December 31, 2013 and 2012 and for each of the years in the three-year period ended December 31, 2013, and management’s assessment of internal control over financial reporting as of December 31, 2013, have been incorporated by reference herein and in the registration statement from the Weyerhaeuser Company Annual Report on Form 10-K for the year ended December 31, 2013, in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Longview Timber LLC as of and for the year ended December 31, 2012, incorporated by reference herein from Weyerhaeuser’s Current Report on Form 8-K, filed June 17, 2013, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of TRI Pointe at December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, and incorporated by reference in this document in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

WRECO has filed with the SEC a registration statement on Form S-4 and Form S-1 under the Securities Act, of which this document forms a part, to register with the SEC the WRECO common shares to be distributed to Weyerhaeuser shareholders pursuant to a spin-off or a split-off in connection with the Merger. Based on market conditions prior to the consummation of the Transactions, Weyerhaeuser will determine whether the WRECO common shares will be distributed to Weyerhaeuser shareholders in a spin-off or a split-off. Weyerhaeuser will determine which approach it will take prior to the consummation of the Transactions and no decision has been made at this time. If Weyerhaeuser elects to distribute WRECO common shares through a split-off, it will also file a Tender Offer Statement on Schedule TO with the SEC with respect to this exchange offer. This document constitutes Weyerhaeuser’s offer to exchange, in addition to being a prospectus of WRECO.

TRI Pointe will file a proxy statement that relates to the special meeting of TRI Pointe stockholders to, among other things, approve the issuance of shares of TRI Pointe common stock in the Merger. In addition, TRI Pointe has filed a Registration Statement on Form S-4 to register the issuance of shares of its common stock that will be issued in the Merger.

This document does not contain all of the information set forth in the registration statement, the exhibits to the registration statement or the Schedule TO, selected portions of which are omitted in accordance with the rules and regulations of the SEC. For further information pertaining to Weyerhaeuser and WRECO, reference is made to the registration statement and its exhibits.

Statements contained in this document or in any document incorporated by reference in this document as to the contents of any contract or other document referred to within this document or other documents that are incorporated herein by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement in this document regarding a contract or other document is qualified in all respects by such contract or other document.

The SEC allows certain information to be “incorporated by reference” into this document. The information incorporated by reference is deemed to be part of this document, except for any information superseded or modified by information contained directly in this document or in any document subsequently filed by Weyerhaeuser or TRI Pointe that is also incorporated or deemed to be incorporated by reference. This document incorporates by reference the documents set forth below that Weyerhaeuser or TRI Pointe has filed with the SEC and any future filings by Weyerhaeuser or TRI Pointe under sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this document to the date that shares are accepted pursuant to this exchange offer (or the date that this exchange offer is terminated), except, in any such case, for any information therein which has been furnished rather than filed, which shall not be incorporated herein. Subsequent filings with the SEC will automatically modify and supersede information in this document. These documents contain important information about Weyerhaeuser, TRI Pointe and their respective business and financial conditions.

Weyerhaeuser:

•	Weyerhaeuser’s Current Report on Form 8-K filed June 17, 2013 (relating to the consolidated financial statements of Longview Timber LLC);

•	Weyerhaeuser’s Annual Report on Form 10-K for the year ended December 31, 2013 (including information incorporated by reference into such Form 10-K from our Definitive Proxy Statement on Form DEF14A, filed on February 25, 2014);

•	Weyerhaeuser’s Current Report on Form 8-K filed January 7, 2014;

•	Weyerhaeuser’s Current Report on Form 8-K filed January 24, 2014;

•	Weyerhaeuser’s Current Report on Form 8-K filed February 19, 2014; and

•	Weyerhaeuser’s Current Report on Form 8-K filed March 4, 2014.

TRI Pointe:

•	TRI Pointe’s Annual Report on Form 10-K for the year ended December 31, 2013;

•	TRI Pointe’s Current Report on Form 8-K filed January 2, 2014; and

•	The description of TRI Pointe common stock contained in TRI Pointe’s registration statement on Form 8-A, filed January 28, 2013.

You may read and copy all or any portion of the registration statement filed by WRECO at the offices of the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC maintains a website, http://www.sec.gov, that contains reports, proxy and prospectus and other information regarding registrants, such as Weyerhaeuser and TRI Pointe, that file electronically with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference rooms and the SEC’s website. You can also find additional information about Weyerhaeuser at http://www.weyerhaeuser.com and about TRI Pointe at http://www.tripointehomes.com.

Weyerhaeuser’s documents incorporated by reference are available without charge upon request to the information agent,            ,            , telephone             . In order to ensure timely delivery, any request should be submitted no later than             , 2014. TRI Pointe’s documents incorporated by reference (other than exhibits or portions of exhibits not specifically incorporated by reference herein) are available without charge upon request to TRI Pointe Homes, Inc., Attn: Investor Relations, 19520 Jamboree Road, Suite 200, Irvine, California 92612, telephone: (949) 478-8600. In order to ensure timely delivery, any request should be submitted no later than            , 2014.

Weyerhaeuser, WRECO and TRI Pointe have not authorized anyone to give any information or make any representation about this exchange offer that is different from, or in addition to, that contained in this document or in any of the materials that are incorporated by reference in this document.

Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained or incorporated by reference in this document speaks only as of the date of this document or the incorporated document unless the information specifically indicates that another date applies.

Weyerhaeuser will maintain a website at http://www.            .com/            / that provides the indicative exchange ratios, updated by 4:30 p.m., New York City time, on each day during the exchange offer period, calculated as though that day were the expiration date of this exchange offer. The final exchange ratio will be available by contacting the information agent at the toll-free number provided on the back cover of this

document, by press release issued by Weyerhaeuser and at http://www.            .com/            /, in each case by 4:30 p.m., New York City time, on the last trading day prior to the final day of the exchange offer period. During the period of the Valuation Dates, when the per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock are calculated for the purposes of this exchange offer, the website will show the indicative exchange ratios based on indicative calculated per share values which will equal (i) on the first Valuation Date, the Intra-Day VWAP during the elapsed portion of that day, (ii) on the second Valuation Date, the Intra-Day VWAP during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and (iii) on the third Valuation Date, the Intra-Day VWAP during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and with the actual daily VWAP on the second Valuation Date.

INDEX TO FINANCIAL PAGES

Financial Statements of Weyerhaeuser Real Estate Company

Weyerhaeuser Real Estate Company

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholder

Weyerhaeuser Real Estate Company:

We have audited the accompanying consolidated balance sheets of Weyerhaeuser Real Estate Company and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Weyerhaeuser Real Estate Company and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Seattle, WA

February 18, 2014

Weyerhaeuser Real Estate Company

CONSOLIDATED STATEMENT OF OPERATIONS

DOLLAR AMOUNTS IN THOUSANDS, EXCEPT PER-SHARE FIGURES
	YEAR ENDED
	DECEMBER 31, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Revenues:
Single-family home sales	$1,218,430	$870,596	$768,071
Land and lots	52,261	192,489	66,703
Other operations	4,021	7,221	2,971

Total revenues	1,274,712	1,070,306	837,745

Costs and expenses:
Single-family homes	948,561	690,578	589,574
Land and lots	38,052	116,143	36,542
Impairments and related charges, homebuilding (Note 19)	345,448	3,591	11,019
Other operations	2,854	5,214	2,682
Sales and marketing	94,521	78,022	71,587
General and administrative	74,244	75,583	71,348
Restructuring	10,938	2,460	2,801

Total costs and expenses	1,514,618	971,591	785,553

Operating income (loss)	(239,906)	98,715	52,192

Other income (expense):
Equity in earnings of unconsolidated entities (Note 7)	2	2,490	1,584
Other income (expense), net (Note 21)	2,450	(1,576)	496

Total other income (expense)	2,452	914	2,080

Earnings (loss) from continuing operations before income taxes	(237,454)	99,629	54,272
Income tax benefit (expense) (Note 22)	86,161	(38,910)	(19,333)

Earnings (loss) from continuing operations	(151,293)	60,719	34,939
Discontinued operations, net of income taxes (Note 24)	1,838	762	589

Net earnings (loss) attributable to common shareholder	$(149,455)	$61,481	$35,528

Basic earnings (loss) per share attributable to common shareholder (Note 3)
Continuing operations	$(1.51)	$0.61	$0.35
Discontinued operations	0.02	0.00	0.01

Net earnings per share	$(1.49)	$0.61	$0.36

Weighted average shares outstanding (in thousands) (Note 3)	100,000	100,000	100,000

See accompanying Notes to Consolidated Financial Statements.

Weyerhaeuser Real Estate Company

CONSOLIDATED BALANCE SHEET

DOLLAR AMOUNTS IN THOUSANDS
	DECEMBER 31, 2013	DECEMBER 31, 2012
Assets
Cash	$4,510	$5,212
Receivables, net (Note 4)	60,397	72,053
Deposits on real estate under option or contract	38,788	31,169
Inventory (Note 5)	1,421,986	1,609,485
Operating properties and equipment, net (Note 9)	17,386	13,517
Intangible assets, net (Note 10)	6,494	7,028
Investments in unconsolidated entities (Note 7)	20,923	20,599
Income tax receivable from Weyerhaeuser (Note 11 and Note 22)	—	14
Deferred tax assets (Note 22)	288,983	179,585
Prepaid expenses and other assets (Note 6)	50,997	42,582
Assets of discontinued operations (Note 24)	—	18,293

Total assets	$1,910,464	$1,999,537

Liabilities
Accounts payable	$40,755	$40,875
Accounts payable to Weyerhaeuser (Note 11)	18,921	18,661
Accrued payroll liabilities	48,232	51,774
Other accrued liabilities (Note 17)	119,302	94,005
Debt payable to third parties (Note 12)	—	109,255
Debt payable to Weyerhaeuser (Note 11)	834,589	689,553
Debt (nonrecourse to the Company) held by variable interest entities (Note 8)	6,571	989
Income tax payable to Weyerhaeuser (Note 11 and Note 22)	16,577	—
Liabilities of discontinued operations (Note 24)	—	698
Commitments and contingencies (Note 16)

Total liabilities	1,084,947	1,005,810

Equity
Shareholder’s interest:
Common shares: $.04 par value; 100,000,000 authorized, issued and outstanding	4,000	4,000
Other capital	330,886	338,114
Retained earnings	462,210	611,665

Total shareholder’s interest	797,096	953,779
Noncontrolling interests (Note 8)	28,421	39,948

Total equity	825,517	993,727

Total liabilities and equity	$1,910,464	$1,999,537

See accompanying Notes to Consolidated Financial Statements.

Weyerhaeuser Real Estate Company

CONSOLIDATED STATEMENT OF CASH FLOWS

DOLLAR AMOUNTS IN THOUSANDS
	YEAR ENDED
	DECEMBER 31, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Cash flows from operations:
Net earnings (loss)	$(149,455)	$61,481	$35,528
Noncash charges (credits) to operations:
Depreciation and amortization	13,489	11,798	12,241
Deferred income taxes, net (Note 22)	(108,869)	38,000	27,487
Share-based compensation expense (Note 15)	5,002	3,854	3,026
Equity in earnings of unconsolidated entities	(2)	(2,453)	(2,313)
Net gain on sale of discontinued operations (Note 24)	(1,946)	—	—
Charge for early extinguishment of debt	645	—	—
Charges for impairment of assets (Note 19)	345,448	3,591	11,019
Change in:
Receivables, net	11,656	(31,960)	11,677
Income taxes receivable from or payable to Weyerhaeuser	33,033	20,137	(22,758)
Inventory	(165,471)	(74,939)	(11,759)
Accounts payable, accrued payroll liabilities and other accrued liabilities	13,662	26,632	(49,071)
Deposits, prepaid expenses and other assets	(19,391)	3,845	(834)
Returns on investments in unconsolidated entities	1,111	2,680	2,634
Other operating cash flows	84	180	59

Net cash flows from operations	(21,004)	62,846	16,936

Cash flows from investing activities:
Property and equipment purchases	(10,350)	(3,529)	(2,937)
Proceeds from sale of property and equipment	5	4	49
(Investments in) distributions from unconsolidated entities	(1,571)	(232)	67
Proceeds from sale of discontinued operations (Note 24)	3,623	—	—
Proceeds from sale of partnership interests (Note 7)	—	1,634	—

Cash flows from investing activities	(8,293)	(2,123)	(2,821)

Cash flows from financing activities:
Payments on debt payable to third parties (Note 12)	(109,900)	(175,805)	(64,874)
Changes in debt payable to Weyerhaeuser, net	145,036	120,810	60,547
Change in book overdrafts	6,821	(2,809)	2,114
Net proceeds from debt held by variable interest entities	5,582	—	—
Contributions from noncontrolling interests	925	233	2,294
Distributions to noncontrolling interests	(8,046)	—	—
Excess tax benefits of share-based awards (Note 15)	2,097	1,241	799
Return of capital to Weyerhaeuser	(13,920)	(2,351)	(12,925)

Cash flows from financing activities	28,595	(58,681)	(12,045)

Net change in cash	(702)	2,042	2,070
Cash at beginning of year	5,212	3,170	1,100

Cash at end of period	$4,510	$5,212	$3,170

Cash paid (received) during the year for:
Interest, net of amounts capitalized of $19,081, $22,059 and $21,520 (Note 5)	$2,091	$8,191	$3,333

Income taxes, net	$(10,521)	$(20,744)	$13,331

Supplemental disclosure of noncash investing and financing activities:
Effect of net consolidation and de-consolidation of variable interest entities:
Increase (decrease) in consolidated inventory not owned	$(7,411)	$39,057	$—
Increase (decrease) in deposits on real estate under option or contract and other assets	3,005	(4,511)	—
Decrease in debt held by variable interest entities	—	7,293	—
(Increase) decrease in noncontrolling interests	4,406	(41,839)	—
Acquisition of joint venture interest in legal settlement	—	—	5,086

See accompanying Notes to Consolidated Financial Statements.

Weyerhaeuser Real Estate Company

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

DOLLAR AMOUNTS IN THOUSANDS
	YEAR ENDED
	DECEMBER 31, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Common shares:
Balance at beginning and end of year	$4,000	$4,000	$4,000

Other capital:
Balance at beginning of year	$338,114	$337,120	$346,863
Weyerhaeuser share-based compensation	5,002	3,854	3,026
Return of capital to Weyerhaeuser	(13,920)	(2,351)	(12,925)
Excess tax (cost) benefit of share-based awards, net	1,690	(509)	156

Balance at end of year	$330,886	$338,114	$337,120

Retained earnings:
Balance at beginning of year	$611,665	$550,184	$514,656
Net earnings (loss) attributable to common shareholder	(149,455)	61,481	35,528

Balance at end of year	$462,210	$611,665	$550,184

Total shareholder’s interest:
Balance at end of year	$797,096	$953,779	$891,304

Noncontrolling interests:
Balance at beginning of year	$39,948	$(1,597)	$(3,597)
Contributions from (distributions to) noncontrolling interests, net	(7,121)	233	2,294
Net effect of consolidations, de-consolidations and other transactions	(4,406)	41,312	(294)

Balance at end of year	$28,421	$39,948	$(1,597)

Total equity:
Balance at end of year	$825,517	$993,727	$889,707

See accompanying Notes to Consolidated Financial Statements.

Index for Notes to Consolidated Financial Statements

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Weyerhaeuser Real Estate Company (“WRECO”) was founded in 1970. WRECO is primarily engaged in the design, construction and sale of single-family homes in California, Texas, Arizona, Washington, Nevada, Maryland and Virginia. WRECO’s core markets are Southern California, Houston, Phoenix and Tucson, the Puget Sound region of Washington State, Las Vegas, Richmond and the Washington, DC suburbs. In addition, WRECO is a developer of master planned communities, which include residential lots for its own use, lots for sale to other homebuilders, and the sale of commercial and multi-family properties, primarily in Southern California.

WRECO is a wholly owned subsidiary of Weyerhaeuser NR Company, which is a wholly owned subsidiary of Weyerhaeuser Company. Substantially all of WRECO’s operations are conducted through five direct subsidiaries: Maracay Homes LLC (“Maracay”), Pardee Homes (“Pardee”), The Quadrant Corporation (“Quadrant”), Trendmaker Homes, Inc. (“Trendmaker”) and Winchester Homes, Inc. (“Winchester”).

BASIS OF PRESENTATION

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Our consolidated financial statements provide an overall view of our results of operations and financial condition. They include our accounts and the accounts of entities that we control, including:

•	all wholly owned subsidiaries;

•	majority-owned entities, with our co-investors’ ownership share of these entities recorded as noncontrolling interests, which is presented as a separate component of equity;

•	variable interest entities in which we may not have any ownership interest, but we are the primary beneficiary, with the owners’ share of these entities recorded as noncontrolling interests; and

•	investments in and our share of net earnings or losses of entities accounted for under the equity method.

They do not include our intercompany transactions and accounts, which are eliminated in consolidation.

On January 17, 2014, we effected a 100 for 1 stock split of our common shares, increasing the number of outstanding shares from 1 million to 100 million. All share and per share data has been restated to retroactively reflect the stock split for all periods presented.

Throughout these Notes to the Consolidated Financial Statements, unless specified otherwise, references to “Weyerhaeuser Real Estate Company,” “WRECO,” “we” and “our” refer to the consolidated company. We use the term “Weyerhaeuser” to refer to our parent entities, which may be either Weyerhaeuser Company, Weyerhaeuser NR Company, or both.

ESTIMATES

We make estimates and assumptions during our reporting periods and at the date of our financial statements. Significant estimates include:

•	reported amounts of assets, liabilities and equity;

•	disclosure of contingent assets and liabilities; and

•	reported amounts of revenues and expenses.

While we do our best in preparing these estimates, actual results can and do differ from those estimates and assumptions.

REVENUE RECOGNITION

We recognize revenue from single-family home sales and non-single-family activities when deliveries or closings have occurred, required down payments have been received, title and possession have been transferred to the customer, and we have no substantial continuing involvement with the real estate and all other criteria for sale and profit recognition are satisfied.

EARNINGS PER SHARE

We compute basic earnings per share by dividing net earnings attributable to common shareholder by the weighted average number of common shares outstanding during the period. We currently have no items that would create diluted earnings per share.

RECEIVABLES

We record receivables at carrying values that approximate fair values. See Note 4: Receivables and Note: 13 Fair Value of Financial Instruments. Discounts are recorded to adjust non-interest-bearing notes and contracts receivable or notes and contracts with below-market-rate interest terms to estimated fair value on the date of issuance. Discounts are amortized into interest income over the remaining term of the note or contract receivable. Allowances are determined based on historical losses and management’s judgment as to future collectability. The allowance represents our best estimate of the amounts of credit losses in the existing receivables.

INVENTORY

Inventory is stated at cost unless events and circumstances trigger an impairment. Inventory includes costs associated with land acquisition, land development, and home construction, including capitalized interest and real estate taxes incurred during the development and construction period, and direct overhead costs related to development and construction activities. In accordance with ASC 835-20, Capitalization of Interest, interest is capitalized to qualified assets including homes under construction, land and lots under development and land being processed for development. Interest incurred on debt levels in excess of these qualified assets is expensed as incurred. Land and land development costs are allocated to lots or acreage held for sale based on total acreage in a master planned community or based on specific identification or the relative sales value of homes in a residential community. Land and land development costs are allocated to homebuilding inventory when construction begins and include both actual costs incurred to date and estimated costs expected to be incurred over the life of the community. The cost of inventory, including both direct construction costs and allocated land and lot costs, are recognized in costs and expenses when the sale of inventory closes and delivery occurs or when inventory is impaired.

Land is classified as acreage listed for sale when it has been approved for sale in its current condition, is being actively marketed for sale, and is expected to be sold within one year.

Consolidated not owned inventory is recorded at estimated fair value when the asset is first consolidated plus development and construction costs incurred while consolidated.

DEPOSITS ON REAL ESTATE UNDER OPTION OR CONTRACT

Deposits paid related to purchase contracts and land options are recorded and classified as deposits on real estate under option or contract until the related land is purchased. Deposits are reclassified as a component of inventory at the time the deposit is used to offset the acquisition price of the land or lots based on the terms of the underlying agreements. To the extent they are non-refundable, deposits are charged to expense if the land acquisition is terminated or no longer considered probable.

IMPAIRMENTS

Long-lived assets, including inventory and deposits, operating properties and equipment, intangible assets, investments in unconsolidated entities, and certain other assets, are subject to a review for impairment if events or changes in circumstances or changes in intended use indicate that the carrying amount of the asset may not be recoverable from future undiscounted net cash flows expected to be generated by the asset or asset group. When the carrying amount is not expected to be recoverable, we record an impairment loss for the difference between the asset’s carrying value and its estimated fair value. The determination of fair value is based on independent appraisals and market pricing of comparable assets, when available, or the discounted value of estimated future net cash flows from these assets. These estimates are based upon management’s assessment, which may require significant judgments and estimates, and actual results could differ from these fair value estimates. Write-downs of impaired homebuilding-related assets are recorded in the consolidated statement of operations as impairments and related charges, homebuilding and are included in operating costs and expenses.

ADVERTISING COSTS

The cost of model homes is capitalized to inventory and is recorded as cost of sales when the model home is sold to a third party. Costs related to certain other tangible assets used for single-family home sales and marketing purposes, such as incremental model complex costs, model furnishings and sales offices, are generally capitalized as either operating properties and equipment or other assets in the consolidated balance sheet. The cost of these assets are amortized into sales and marketing expense on either a straight-line basis over the estimated useful life of the asset or on a pro rata basis as homes within each community are delivered. Advertising costs are expensed as incurred and are included as sales and marketing expense in the accompanying consolidated statement of operations. Advertising costs expensed as incurred were approximately $15.5 million, $13.7 million, $12.0 million for the years ended December 31, 2013, 2012 and 2011, respectively.

WARRANTY RESERVES

We accrue warranty reserves as home deliveries occur. The accrual is generally based on a percentage of single-family home sales revenue, but amounts accrued on homes delivered will vary based on product type and geographical area. Warranty coverage also varies depending on state and local laws. The warranty reserve is included in other accrued liabilities in the accompanying consolidated balance sheet and represents expected future costs based on our historical experience in previous years. We periodically review the adequacy of the remaining reserve balance and make adjustments as deemed necessary. We carry insurance that covers certain warranty expenditures at Pardee. We record expected recoveries from insurance carriers when proceeds are probable and estimable.

INVESTMENTS IN UNCONSOLIDATED ENTITIES

We have investments in unconsolidated entities over which we have significant influence that we account for using the equity method with taxes provided on undistributed earnings. We record earnings and accrue taxes in the period that the earnings are recorded by our affiliates. Under the equity method, our share of the unconsolidated entities’ earnings or loss is included in equity in earnings of unconsolidated entities in the accompanying consolidated statement of operations. We evaluate our investments in unconsolidated entities for impairment when events and circumstances indicate that the carrying value of the investment may not be recoverable.

FAIR VALUE MEASUREMENTS

We estimate fair values when accounting for certain nonfinancial assets—primarily homebuilding inventories (asset groups) measured at fair value when impaired. We estimate the fair values of financial instruments using the methods described in Note 13: Fair Value of Financial Instruments. We use a fair value hierarchy when making fair value estimates. The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s judgment about what a market participant would assume. The fair value hierarchy consists of the following three levels:

•	Level 1—Inputs are quoted prices in active markets for identical assets or liabilities.

•	Level 2—Inputs are:

•	quoted prices for similar assets or liabilities in an active market,

•	quoted prices for identical or similar assets or liabilities in markets that are not active, or

•	inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

•	Level 3—Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable.

Determining these estimates requires considerable judgment to interpret appropriate market data. The estimates may be significantly affected by the assumptions used such as discount rates and cash flow projections. Therefore, the estimated fair values may not be the amounts that we would have realized if the assets and liabilities had actually been exchanged.

OPERATING PROPERTIES AND EQUIPMENT

Operating properties and equipment include regional office buildings and leasehold improvements, office equipment, model home furnishings and capitalized hardware and software costs. We record operating properties and equipment at cost, net of accumulated depreciation. Depreciation is generally calculated on the straight-line method over the estimated service lives of the assets, which range from two to 30 years. We review our operating properties and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

INTANGIBLE ASSETS

Our intangible assets include trademarks and trade names resulting from our acquisition of Maracay. We amortize these intangible assets on a straight-line basis over their contractual lives or their expected useful lives. We review our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

WEYERHAEUSER SHARE-BASED COMPENSATION

Some of our key officers and other employees are selected from time to time by the Compensation Committee of Weyerhaeuser’s Board of Directors to participate in Weyerhaeuser’s Long-Term Incentive Compensation Plan. We account for share-based compensation in accordance with ASC 718-10, Compensation—Stock Compensation. We establish a fair-value based measurement of share-based awards and recognize the cost of the awards in our financial statements. We generally recognize the cost in the consolidated statement of operations on the straight-line method over the period from the grant date to the date when the award is no longer contingent upon the employee providing additional service. For awards that vest upon retirement, the required service period does not extend beyond the date an employee is eligible for retirement, including early retirement. We record a contribution of capital from Weyerhaeuser as share-based compensation expense is recognized in our costs and expenses.

INCOME TAXES

We are included in the Weyerhaeuser NR Company consolidated federal income tax return and certain state income tax filings. We account for income taxes under the asset and liability method described in Note 22: Income Taxes. Our tax provisions and resulting income tax receivable from or payable to Weyerhaeuser NR Company represent the income tax amounts allocated to us on the pro rata share method based upon our actual results. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards which exist for Weyerhaeuser NR Company and are attributable to our operations. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized by Weyerhaeuser NR Company. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax planning strategies in making this assessment. See Note 22: Income Taxes for additional information regarding our valuation allowance.

NOTE 2: BUSINESS SEGMENTS

All of our homebuilding operations are primarily engaged in the design, construction and sale of single-family homes in selected metropolitan areas of the United States. In addition, we are a developer of master planned communities, which include residential lots for our own use, lots for sale to other homebuilders, and the sale of commercial and multi-family properties, primarily in Southern California. Our operating segments have been organized by homebuilding subsidiary, which reflects how we manage our business. The following table identifies our segments and the core market areas in which they operate:

SEGMENT	MARKET AREAS
Maracay	Phoenix and Tucson, Arizona
Pardee	Los Angeles/Ventura, Inland Empire (Riverside County), and San Diego, California; Las Vegas, Nevada
Quadrant	Puget Sound region of Washington State
Trendmaker	Houston, Texas
Winchester	Washington, D.C. suburbs; Richmond, Virginia

Income and expenses not related to or allocated to individual operating segments are held in the corporate and other segment. They include a portion of items such as: corporate general and administrative costs, share-based compensation costs, and interest expense not capitalized.

KEY FINANCIAL DATA BY BUSINESS SEGMENT

DOLLAR AMOUNTS IN THOUSANDS
	YEAR ENDED
	DECEMBER 31, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Total revenues:
Maracay	$145,822	$103,222	$59,836
Pardee	519,074	356,489	304,276
Quadrant	127,237	127,785	102,434
Trendmaker	260,566	298,396	185,766
Winchester	222,013	184,414	184,683
Corporate and other	—	—	750

Consolidated	$1,274,712	$1,070,306	$837,745

Single-family home sales revenue:
Maracay	$145,822	$103,222	$59,836
Pardee	477,956	270,583	255,095
Quadrant	116,270	121,311	95,733
Trendmaker	260,566	199,933	175,378
Winchester	217,816	175,547	182,029

Consolidated	$1,218,430	$870,596	$768,071

Earnings (loss) from continuing operations before income taxes:
Maracay	$10,438	$5,347	$(2,230)
Pardee	(258,138)	87,691	63,311
Quadrant	1,504	(2,851)	(15,116)
Trendmaker	28,452	29,472	15,263
Winchester	24,561	18,537	24,135
Corporate and other	(44,271)	(38,567)	(31,091)

Consolidated	$(237,454)	$99,629	$54,272

Impairments and related charges, homebuilding:
Maracay	$203	$181	$1,997
Pardee	343,661	133	804
Quadrant	1,146	2,575	7,668
Trendmaker	7	—	211
Winchester	431	702	339

Consolidated	$345,448	$3,591	$11,019

	DECEMBER 31, 2013	DECEMBER 31, 2012
Inventory:
Maracay	$123,905	$65,527
Pardee	870,522	1,209,911
Quadrant	107,164	85,819
Trendmaker	129,514	101,686
Winchester	190,881	146,542

Consolidated	$1,421,986	$1,609,485

Receivables, net:
Maracay	$1,718	$397
Pardee	53,976	66,048
Quadrant	1,269	1,074
Trendmaker	259	16
Winchester	3,175	4,512
Corporate and other	—	6

Consolidated	$60,397	$72,053

Total assets:
Maracay	$138,552	$73,536
Pardee	976,262	1,323,751
Quadrant	125,456	98,961
Trendmaker	134,628	105,146
Winchester	234,419	184,249
Corporate and other	301,147	213,894

Consolidated	$1,910,464	$1,999,537

Total assets for the corporate and other segment include income tax related assets and assets from discontinued operations. See Note 24: Discontinued Operations for more information regarding discontinued operations.

NOTE 3: NET EARNINGS PER SHARE

Our basic earnings per share attributable to our common shareholder were:

DOLLAR AMOUNTS IN THOUSANDS EXCEPT PER SHARE FIGURES
	YEAR ENDED
	DECEMBER 31, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Net earnings (loss) attributable to common shareholder	$(149,455)	$61,481	$35,528
Weighted average common shares outstanding (in thousands)	100,000	100,000	100,000
Net earnings (loss) per common share	$(1.49)	$0.61	$0.36

Net earnings per share is net earnings attributable to common shareholder divided by the weighted average number of our outstanding common shares. For all periods presented above, there was no dilutive effect on our basic net earnings per common share.

NOTE 4: RECEIVABLES

Receivables consisted of the following:

DOLLAR AMOUNTS IN THOUSANDS
	DECEMBER 31, 2013	DECEMBER 31, 2012
Accounts receivable	$10,066	$5,530
Warranty receivable	12,489	13,655
Notes and contracts receivable	41,019	57,284
Other	13	—

Total receivables	63,587	76,469

Discounts on notes and contracts receivable	(1,258)	(2,631)
Allowances for uncollectible accounts	(1,932)	(1,785)

Total discounts and allowances	(3,190)	(4,416)

Receivables, less discounts and allowances	$60,397	$72,053

Accounts receivable generally represents pending wire transfers on individual home deliveries. These receivables typically clear within a matter of days following the date of the balance sheet. Warranty receivables are related to an insurance recovery program at Pardee. For more information on product warranties, see Note 17: Other Accrued Liabilities. Notes and contracts receivable generally originate from real estate sales of land and lots and are secured by our right to foreclose on the property if the purchaser defaults on the loan. Notes and contracts receivable as of December 31, 2013, mature in 2014-2015.

NOTE 5: INVENTORY

Inventories consisted of the following:

	DECEMBER 31, 2013	DECEMBER 31, 2012
Real estate under development and for sale:
Dwelling units:
Single-family homes	$308,856	$207,471
Model homes	53,351	41,876

	362,207	249,347
Residential lots	456,100	400,070
Commercial acreage	6,069	7,106
Acreage listed for sale	1,063	1,290
Other inventories	—	726

	825,439	658,539
Land under development	292,747	307,572
Land held for future use	264,120	596,217
Consolidated inventory not owned	39,680	47,157

Total	$1,421,986	$1,609,485

Inventories are comprised of the following:

•	Real estate under development and for sale:

•	Dwelling units include both in-process and completed single-family homes and the lot costs allocated to those units.

•	Residential lots are comprised of both in-process and completed residential lots that have not yet been released for home construction.

•	Commercial acreage includes land zoned for commercial use and may be finished or under development.

•	Acreage listed for sale represents land the company is actively marketing for sale.

•	Land under development includes land undergoing development, entitlement or other activities to prepare it for its intended use.

•	Land held for future use consists of land not currently undergoing development work or entitlement activities.

•	Consolidated inventory not owned represents land under contract, but owned by consolidated variable interest entities. Additional information about variable interest entities can be found in Note 8: Variable Interest Entities.

Inventories are stated at cost unless events and circumstances trigger an impairment. More information about real estate asset impairments can be found in Note 19: Real Estate and Investment Impairments and Charges.

Inventories include interest that has been capitalized to assets while in process of construction or development. The change in our capitalized interest was as follows:

DOLLAR AMOUNTS IN THOUSANDS
	YEAR ENDED
	DECEMBER 31, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Capitalized interest, beginning of year	$155,823	$164,056	$165,826
Interest incurred	22,674	27,038	23,736
Interest expensed, not eligible for capitalization	(3,593)	(4,979)	(2,216)

Interest capitalized	19,081	22,059	21,520
Interest amortized to costs and expenses	(36,671)	(30,292)	(23,290)

Capitalized interest, end of period	$138,233	$155,823	$164,056

Interest not eligible for capitalization is included in other income (expense), net in the accompanying consolidated statement of operations. Interest amortized to costs and expenses consists primarily of interest expensed through costs and expenses for single-family homes or land and lots in the accompanying consolidated statement of operations, as homes are delivered or land and lot sales are closed.

NOTE 6: PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets were comprised of the following:

DOLLAR AMOUNTS IN THOUSANDS
	DECEMBER 31, 2013	DECEMBER 31, 2012
Refundable fees and other deposits	$19,566	$16,778
Pre-acquisition costs	4,751	3,037
Prepaid expenses	8,590	5,559
Development rights, held for future use or sale	9,090	10,359
Other	9,000	6,849

Total	$50,997	$42,582

Refundable fees and other deposits primarily relate to reimbursable project costs that have been submitted for reimbursement from municipalities and utility-related fees that are eligible for reimbursement when certain events occur, such as when additional building permits are issued. These costs may be reimbursed over a period of several years.

Pre-acquisition costs are the costs incurred to evaluate a specific property prior to acquisition, such as legal costs, architectural and other professional fees, environmental studies and soil tests, appraisals, and marketing and feasibility studies. These costs are capitalized to other assets during the feasibility period when the costs are directly identified with the specific property and the cost would be capitalized if the property was already acquired. Pre-acquisition costs are transferred to inventory when the related property is purchased or expensed to impairments and related charges, homebuilding when the acquisition is no longer probable.

Development rights held for future use or sale represent intangible development-related rights such as water rights or density-related rights not expected to be utilized by the company in connection with projects currently owned and under development. These intangible assets are transferable to third parties and may be sold or retained for use by us in future development projects.

NOTE 7: INVESTMENTS IN UNCONSOLIDATED ENTITIES

As of December 31, 2013, we held equity investments in five active real estate partnerships and limited liability companies. Our participation in these entities may be as a developer, a builder, or an investment partner. Our ownership percentage varies from 7% to 50%, depending on the investment.

INVESTMENTS HELD

Our cumulative investment in entities accounted for on the equity method, including our share of earnings and losses, consisted of the following:

DOLLAR AMOUNTS IN THOUSANDS
	DECEMBER 31, 2013	DECEMBER 31, 2012
Limited partnership and limited liability company interests	$18,454	$19,151
General partnership interests	2,469	1,448

Total	$20,923	$20,599

UNCONSOLIDATED FINANCIAL INFORMATION

Aggregated assets, liabilities and operating results of the entities we account for as equity-method investments are provided below. Because our ownership interest in these entities varies, there is not a direct relationship between the information presented below and the amounts that are reflected on our consolidated balance sheet as our investment in unconsolidated entities or on our consolidated statement of operations as equity in earnings of unconsolidated entities.

Assets and Liabilities of Unconsolidated Entities

DOLLAR AMOUNTS IN THOUSANDS
	DECEMBER 31, 2013	DECEMBER 31, 2012
Assets	$274,942	$304,182
Liabilities	$76,248	$115,120

Results of Operations From Unconsolidated Entities

DOLLAR AMOUNTS IN THOUSANDS
	YEAR ENDED
	DECEMBER 31, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Net sales and revenues	$6,271	$15,855	$12,678
Operating income (loss)	$(1,250)	$3,611	$2,604
Net income (loss)	$(1,268)	$3,391	$2,558

NOTE 8: VARIABLE INTEREST ENTITIES

In the ordinary course of business, our homebuilding subsidiaries enter into lot option purchase agreements in order to procure land and residential lots for development and the construction of homes in the future. The use of such lot option agreements generally allows us to reduce the risks associated with direct land ownership and development, and reduces our capital and financial commitments. Pursuant to these lot option purchase agreements, we generally provide a deposit to the seller as consideration for the right to purchase lots at different times in the future, usually at predetermined prices. Such deposits are recorded as deposits on real estate under option or contract in the accompanying consolidated balance sheet.

If the entity holding the lots under option is a variable interest entity (VIE), our deposit represents a variable interest in that entity. If we are determined to be the primary beneficiary of the VIE, we will consolidate the VIE in our financial statements and reflect its assets and liabilities as inventory and debt (nonrecourse to the company) held by variable interest entities, with the net equity of the VIE owners reflected as noncontrolling interests. VIEs are de-consolidated when we are no longer considered to be the primary beneficiary of the entity. This typically occurs when we acquire the optioned land from the VIE.

Creditors of the entities with which we have option agreements have no recourse against us. The maximum exposure to loss under our lot option agreements is limited to non-refundable option deposits and any capitalized pre-acquisition costs. In some cases, we have also contracted to complete development work at a fixed cost on behalf of the land owner and budget shortfalls and savings will be borne by us.

In determining whether we are the primary beneficiary of a VIE, we consider our ability to control activities of the VIE including, but not limited to the ability to:

•	direct entitlement of land,

•	determine the budget and scope of land development work,

•	perform land development activities,

•	control financing decisions for the VIE, and

•	acquire additional land into the VIE or dispose of land in the VIE not already under contract.

If we conclude that we control such activities of the VIE, we also consider whether we have an obligation to absorb losses of or a right to receive benefits from the VIE.

As of both December 31, 2013 and December 31, 2012, we had options to purchase approximately 1,200 residential lots from VIEs we consolidated because we concluded we were the primary beneficiary. Upon initial consolidation of a VIE, we record assets at their estimated fair value. Previously capitalized deposits related to these entities are reclassified out of deposits on real estate under option or contract.

We also had options to purchase lots from entities that were not consolidated. These options may be with VIEs that are not consolidated because we are not the primary beneficiary or with entities that are not VIEs. We had 60,134 lots under option with these entities as of December 31, 2013 and 58,921 lots under option with these entities as of December 31, 2012. This includes 56,413 lots under option in connection with a large master planned community north of Las Vegas, NV (the “Coyote Springs Property”) which is excluded from the planned transaction with TRI Pointe Homes, Inc. through which WRECO will be divested from Weyerhaeuser (“the TRI Pointe Transaction”). See Note 23: Transaction Agreement with TRI Pointe Homes, Inc. for additional information. Information related to options on the Coyote Springs Property is separately identified in the table below.

The following provides a summary of our interests in lot option agreements:

	DECEMBER 31, 2013			DECEMBER 31, 2012
	Deposits at Risk	Remaining Purchase Price	Consolidated Inventory Held by VIEs	Deposits at Risk	Remaining Purchase Price	Consolidated Inventory Held by VIEs
Consolidated VIEs	$6,979	$34,724	$39,680	$7,514	$71,686	$47,157
Unconsolidated VIEs	7,102	75,171	N/A	5,728	47,640	N/A
Other land option agreements:
Coyote Springs Property	1,019	105,211	N/A	4,019	105,211	N/A
Other	29,858	216,029	N/A	21,397	161,709	N/A

Total	$44,958	$431,135	$39,680	$38,658	$386,246	$47,157

In addition to the deposits at risk included above, we had capitalized pre-acquisition costs of $4.8 million as of December 31, 2013 and $3.0 million as of December 31, 2012. The capitalized costs are included in prepaid expenses and other assets in our consolidated balance sheet.

NOTE 9: OPERATING PROPERTIES AND EQUIPMENT

Operating properties and equipment include regional office buildings and leasehold improvements, office equipment, model home furnishings and capitalized hardware and software costs. Depreciation is calculated using a straight-line method at rates based on estimated service lives. Maintenance and repairs are expensed as incurred.

The carrying value of operating properties and equipment as of December 31, 2013 and December 31, 2012 and their estimated service lives were as follows:

DOLLAR AMOUNTS IN THOUSANDS
	RANGE OF LIVES	DECEMBER 31, 2013	DECEMBER 31, 2012
Operating property and equipment, at cost:
Land	N/A	$1,999	$1,937
Buildings and leasehold improvements	2–30	12,567	9,710
Equipment and model furnishings	2–10	43,883	39,550

Total cost		58,449	51,197
Allowance for depreciation		(41,063)	(37,680)

Operating property and equipment, net		$17,386	$13,517

Depreciation expense on operating property and equipment for the years ended December 31, 2013, 2012 and 2011 was:

•	$7.2 million in 2013,

•	$7.3 million in 2012 and

•	$7.5 million in 2011.

NOTE 10: INTANGIBLE ASSETS

We recorded intangible assets at estimated fair value, based upon appraisals obtained in conjunction with the acquisition of Maracay in 2006. Our intangible assets as of December 31, 2013 and December 31, 2012 were:

DOLLAR AMOUNTS IN THOUSANDS
		DECEMBER 31, 2013			DECEMBER 31, 2012
	Estimated Useful Lives (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trade name	20	$10,679	($4,185)	$6,494	$10,679	($3,651)	$7,028
Trademark	5	10,679	(10,679)	—	10,679	(10,679)	—

Total		$21,358	$14,864	$6,494	$21,358	$14,330	$7,028

Our intangible assets are amortized using a straight-line method over their estimated useful lives. The trademark was fully amortized during 2011.

Amortization of our definite-lived intangible assets for the years ended December 31, 2013, 2012 and 2011 was:

•	$0.5 million in 2013,

•	$0.5 million in 2012 and

•	$0.9 million in 2011.

Our expected amortization for intangible assets for the next five years and thereafter is:

DOLLAR AMOUNTS IN THOUSANDS
AS OF DECEMBER 31, 2013
2014	$534
2015	$534
2016	$534
2017	$534
2018	$534
Thereafter	$3,824

We review our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

NOTE 11: RELATIONSHIP AND TRANSACTIONS WITH WEYERHAEUSER

As a wholly owned subsidiary of Weyerhaeuser, we have a number of general arrangements with Weyerhaeuser to facilitate our operations including, among others, a tax sharing agreement. We also have intercompany borrowing and lending arrangements.

CASH MANAGEMENT AND DEBT PAYABLE TO WEYERHAEUSER

Weyerhaeuser manages our cash balances. As part of their cash management strategies, Weyerhaeuser may choose to fund our cash needs through affiliated entities in lieu of utilizing existing third-party borrowing capacity or arranging for new borrowings, such as a credit facility, on our behalf. We have a revolving promissory note payable to Weyerhaeuser as a result of this activity. The total amounts outstanding of $834.6 million as of December 31, 2013 and $689.6 million as of December 31, 2012 were recorded in debt payable to Weyerhaeuser in our consolidated balance sheet.

We paid Weyerhaeuser interest on the unpaid balance of the principal amount at rates per annum for the year ended December 31, 2013, 2012 and 2011 of:

•	LIBOR plus 1.70% in 2013 (1.87%),

•	LIBOR plus 1.70% in 2012 (1.92%) and

•	LIBOR plus 0.35% in 2011 (0.62%)

Interest incurred on the intercompany borrowings for the year ended December 31, 2013, 2012 and 2011 was:

•	$15.7 million in 2013,

•	$12.8 million in 2012 and

•	$3.4 million in 2011.

The interest rate and terms of the revolving promissory note are reviewed annually. The promissory note outstanding during 2011 expired on December 31, 2011, and was replaced with the current promissory note that was scheduled to expire on December 31, 2013. On November 15, 2013, the promissory note payable to Weyerhaeuser was extended to the earlier of December 31, 2014 or the closing of the TRI Pointe Transaction. See Note 23: Transaction Agreement with Tri Pointe Homes, Inc. for more information.

SUPPORT SERVICES

Weyerhaeuser processes our payroll and related employee benefits, and provides us with other corporate services such as corporate governance, cash management and other treasury services, administrative services (such as government relations, tax, internal audit, legal, accounting, human resources and equity-based compensation plan administration), lease of office space, aviation services and insurance coverage. We are allocated a portion of Weyerhaeuser corporate general and administrative costs on either a proportional cost basis or based on usage. Management believes the assumptions and methodologies underlying the allocation of corporate general and administrative expenses are reasonable and consistently applied over the periods presented. However, these expenses may not be indicative of the actual level of expense we would have incurred if we had operated as an independent company or of expenses expected to be incurred in the future.

Costs paid to Weyerhaeuser for allocated corporate general and administrative expenses for the year ended December 31, 2013, 2012 and 2011 were:

•	$22.9 million in 2013,

•	$20.5 million in 2012 and

•	$17.3 million in 2011.

Both the direct and allocated costs are reported in our consolidated statement of operations and, as appropriate, are accrued in our consolidated balance sheet.

TAX ALLOCATION AGREEMENT

We are included in the Weyerhaeuser NR Company consolidated federal income tax return and certain state income tax filings. Note 22: Income Taxes provides more information about our income taxes and relationship with Weyerhaeuser.

Our income taxes paid to (received from) Weyerhaeuser NR Company for the years ended December 31, 2013, 2012 and 2011 was:

•	($10.5) million in 2013,

•	($20.7) million in 2012 and

•	$13.3 million in 2011.

PARTICIPATION IN WEYERHAEUSER EMPLOYEE BENEFIT ARRANGEMENTS

We participate in Weyerhaeuser’s qualified pension, defined contribution and deferred compensation plans, as well as share-based compensation plans for employees and key executive officers. Note 14: Weyerhaeuser Employee Benefit Plans and Note 15: Weyerhaeuser Share-Based Compensation describe our participation in these plans.

RELATED PARTY BALANCES ON OUR CONSOLIDATED BALANCE SHEETS

Our balances with Weyerhaeuser related to our continuing operations were:

DOLLAR AMOUNTS IN THOUSANDS
	DECEMBER 31, 2013	DECEMBER 31, 2012
Assets:
Income tax receivable from Weyerhaeuser	$—	$14
Liabilities:
Accounts payable to Weyerhaeuser	$18,921	$18,661
Income tax payable to Weyerhaeuser	$16,577	$—
Debt payable to Weyerhaeuser	$834,589	$689,553

NOTE 12: DEBT AND REVOLVING LINES OF CREDIT

This note provides details about our:

•	Debt payable to third parties and the portion due within one year and

•	Lines of credit

DEBT PAYABLE TO THIRD PARTIES

Our debt payable to third parties included notes, bonds and other borrowings payable to unrelated parties. As of December 31, 2013, all outstanding debt payable to third parties had been repaid. Also see Note 11: Relationship and Transactions with Weyerhaeuser for information regarding debt payable to Weyerhaeuser.

The following table lists our debt payable to third parties by type and interest rates as of the end of December 31, 2012 and identifies the portion of debt due within one year as of that date:

DECEMBER 31, 2012
Medium-term notes due 2013, weighted average rate of 6.14% at December 31, 2012	$69,000
Medium-term notes due 2012-2014, weighted average rate of 6.22% at December 31, 2012	15,000
Bond due 2027, variable rate of 0.25% at December 31, 2012	25,255

Total	$109,255

Portion due within one year	$69,000

In October 2013, we notified the trustee that we intended to prepay the $25.3 million in outstanding bonds and that payment occurred on November 15, 2013. In addition, we elected to repay the $15.0 million medium-term notes due in 2014 and the payment occurred on December 10, 2013. We incurred a loss on early repayment of approximately $0.6 million which was recorded in the fourth quarter of 2013. The $69.0 million medium-term notes were due and paid on December 16, 2013.

LINES OF CREDIT

In June 2011, we entered into a $1.0 billion 4-year Revolving Credit Facility Agreement jointly with Weyerhaeuser, which was set to expire in June 2015. During September 2013, we entered into a new $1.0 billion 5-year senior unsecured revolving credit facility jointly with Weyerhaeuser that expires in September 2018. This replaces the $1.0 billion revolving credit facility that was set to expire in June 2015. We may borrow up to $50.0 million under this credit facility. Neither we nor Weyerhaeuser guarantees the other’s borrowings under this facility. Borrowings are at LIBOR plus a spread or at other interest rates mutually agreed upon between the borrower and the lending banks. We did not have any borrowings outstanding under these credit lines as of December 31, 2013 or December 31, 2012. As of December 31, 2013 we were in compliance with the credit facility covenants. Upon closing of the TRI Pointe Transaction, our participation in the Revolving Credit Facility Agreement will expire. See Note 23: Transaction Agreement with TRI Pointe Homes, Inc. for additional information.

NOTE 13: FAIR VALUE OF FINANCIAL INSTRUMENTS

This note provides information about the fair value of our:

•	debt payable to third parties and

•	other financial instruments.

The estimated fair values and carrying values of our receivables and debt as of December 31, 2013 and December 31, 2012 were as follows:

DOLLAR AMOUNTS IN THOUSANDS
	DECEMBER 31, 2013		DECEMBER 31, 2012
	CARRYING VALUE	FAIR VALUE (LEVEL 2)	CARRYING VALUE	FAIR VALUE (LEVEL 2)
Receivables	$60,397	$60,390	$72,053	$71,923
Debt payable to third parties	$—	$—	$109,255	$111,650

The fair value of our notes and contracts receivable is based on the discounted value of the expected future cash flows using current rates for similar receivables.

The fair value estimates for notes and contracts receivable and debt represent Level 2 valuations under the fair value hierarchy, as the inputs to these valuations are based on market data obtained from independent sources or information derived principally from observable market data.

To estimate the fair value of debt, we used the following valuation approaches:

•	market approach—based on quoted market prices we received for the same types and issues of our debt; or

•	income approach—based on the discounted value of the future cash flows using market yields for the same type and comparable issues of debt.

The inputs to these valuations are based on market data obtained from independent sources or information derived principally from observable market data. The difference between the fair value and the carrying value represents the theoretical net premium or discount we would pay or receive to retire all debt at the measurement date. Changes in market rates of interest affect the fair value of our fixed rate debt.

We believe that the carrying values of our cash, accounts receivable, deposits, accounts payable and accrued liabilities approximate fair value due to their short-term nature and liquidity, and our management has the ability to cancel our deposits on real estate under option or contract at any time.

More details about our debt are in Note 12: Debt and Revolving Lines of Credit.

NOTE 14: WEYERHAEUSER EMPLOYEE BENEFIT PLANS

We participate in several employee benefit arrangements sponsored by Weyerhaeuser.

This note provides details about our participation in Weyerhaeuser’s:

•	qualified pension plan,

•	nonqualified pension plan,

•	postretirement benefit plan,

•	defined contribution plan and

•	deferred compensation plan.

WEYERHAEUSER QUALIFIED PENSION PLAN

The Weyerhaeuser Pension Plan is a qualified pension plan under the Internal Revenue Code. Salaried employees receive benefits based on each employee’s highest monthly earnings over five consecutive years during the final ten years of employment.

During the fourth quarter 2013, Weyerhaeuser ratified an amendment to the Weyerhaeuser Pension Plan that closes the plan to newly hired and rehired employees effective January 1, 2014. The change was announced in December 2013.

We have not recorded any liabilities associated with this plan; nor do we directly contribute to the plan. Weyerhaeuser is the plan sponsor and maintains both the plan and the related obligations. Our consolidated statement of operations includes allocated pension service cost and settlement or curtailment components of Weyerhaeuser’s net periodic pension cost that are directly related to our employees. We reimburse Weyerhaeuser for these allocated costs on a monthly basis.

Our participation in the Weyerhaeuser qualified pension plan resulted in the following allocated charges:

DOLLAR AMOUNTS IN THOUSANDS
	YEAR ENDED
	DECEMBER 31, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Allocated pension charges:
Qualified pension service cost	$3,758	$3,264	$2,891
Qualified pension curtailment	—	—	264

Total	$3,758	$3,264	$3,155

The funded status of the Weyerhaeuser Pension Plan, EIN Pension Plan Number 91-0470860, is at least 80% based on the accumulated benefit obligation and the total plan assets as of December 31, 2013, 2012 and 2011. We have not made, and are not required to make, any contributions to the plan and have not had a surcharge imposed. No contributions were required for any of the periods presented above.

WEYERHAEUSER NONQUALIFIED PENSION PLAN

Weyerhaeuser’s nonqualified pension plan provides additional pension benefits to a select group of employees based upon compensation levels, but is not a qualified plan under the Internal Revenue Code. Weyerhaeuser does not allocate costs of the nonqualified plan to us.

WEYERHAEUSER POSTRETIREMENT BENEFIT PLAN

Weyerhaeuser’s postretirement benefit plan provides health care and life insurance benefits for certain retired employees. Eligibility for and our contribution toward these benefits depends on whether employees met retirement eligibility as of December 31, 2009. Further, effective July 1, 2012, salaried employees who were not eligible for retirement or who qualified but continued working past June 30, 2012, no longer have access to postretirement benefits. For the postretirement benefit plan, we are only charged for our portion of plan settlements and curtailments. Weyerhaeuser did not have any postretirement plan settlements or curtailment charges for any of the periods presented above.

WEYERHAEUSER DEFINED CONTRIBUTION PLAN

Weyerhaeuser’s defined contribution plan is a tax-qualified employee savings, retirement and profit sharing plan qualified under Section 401(k) of the Internal Revenue Code (the “401(k) Plan”). Under the 401(k) Plan, eligible employees may elect to defer a portion of their current compensation, up to certain statutorily prescribed annual limits, and make corresponding periodic contributions into the 401(k) Plan. We provide a match of a certain percentage of the employee’s overall contribution.

We recognized the following defined contribution expense for the years ended December 31, 2013, 2012 and 2011:

•	$1.5 million in 2013,

•	$1.3 million in 2012 and

•	$1.3 million in 2011.

WEYERHAEUSER DEFERRED COMPENSATION PLAN

Certain employees are eligible to participate by either direct deferrals into the Weyerhaeuser Deferred Compensation Plan or through mandatory deferrals under the WRECO Management Short-Term Incentive Plan. Mandatory deferrals have a minimum deferral period for two years. Certain eligible employees may defer into stock equivalent units or interest bearing accounts. Stock equivalent units are liability-classified awards that are re-measured to fair value at each reporting date. We settle all deferred compensation accounts in cash.

Our accrued liability for deferred compensation was:

•	$27.6 million as of December 31, 2013,

•	$27.9 million as of December 31, 2012, and

•	$28.4 million as of December 31, 2011.

The accrued liability for deferred compensation is included in accrued payroll liabilities on our consolidated balance sheet.

NOTE 15: WEYERHAEUSER SHARE-BASED COMPENSATION

Weyerhaeuser has certain share-based compensation plans for employees and key executive officers. Under these plans, Weyerhaeuser Company grants stock options, restricted stock units, and performance share units. Stock options entitle award recipients to purchase shares of Weyerhaeuser Company’s common stock at a fixed exercise price. Restricted stock units and performance share units entitle the holder to shares of Weyerhaeuser Company stock as the award vests and, in the case of performance awards, as performance conditions are met.

Our share-based compensation expense for the years ended December 31, 2013, 2012 and 2011 was:

•	$5.0 million in 2013

•	$3.9 million in 2012 and

•	$3.0 million in 2011.

As of December 31, 2013, our unrecognized share-based compensation cost was $7.7 million related to nonvested equity-classified share-based compensation arrangements, which is expected to be recognized over a weighted-average period of approximately 2.4 years.

Our total income tax benefit from share-based awards for the years ended December 31, 2013, 2012 and 2011 was:

•	$1.8 million in 2013,

•	$1.4 million in 2012 and

•	$1.1 million in 2011.

Tax benefits for share-based awards are accrued as stock compensation expense is recognized. Tax benefits on share-based awards are realized when:

•	restricted stock units vest,

•	performance share units vest and

•	stock options are exercised.

When actual tax benefits realized exceed the tax benefits accrued for share-based awards, we realize an excess tax benefit. We report the excess tax benefit of share-based awards as financing cash inflows rather than operating cash inflows in our consolidated statement of cash flows. Our excess tax benefits for the years ended December 31, 2013, 2012 and 2011 was:

•	$2.1 million in 2013,

•	$1.2 million in 2012 and

•	$0.8 million in 2011.

WEYERHAEUSER STOCK OPTIONS

Stock option awards are granted with an exercise price equal to the market price of Weyerhaeuser Company’s stock at the date of grant. Stock option awards generally vest ratably over four years of continuous service and have a 10-year contractual term. For awards granted in 2013, 2012 and 2011, awards will generally vest upon retirement for employees who retire at age 62 or older, but stop vesting for other voluntary terminations, including early retirement prior to age 62. The share-based compensation expense for individuals meeting the retirement eligibility requirements is recognized over a required service period that is less than the stated four-year vesting period.

We estimate the fair value of each stock option award on the date of grant using a Black-Scholes option valuation model.

The weighted average assumptions we used in estimating the value of stock options granted during the year ended December 31, 2013, 2012, and 2011 were as follows:

	2013 GRANTS	2012 GRANTS	2011 GRANTS
Expected volatility	38.00%	40.41%	38.56%
Expected dividends	2.23%	2.94%	2.48%
Expected term (in years)	4.97	5.33	5.73
Risk-free rate	0.92%	1.01%	2.65%
Weighted average grant date fair value	$8.40	$5.72	$7.54

The expected volatility of Weyerhaeuser Company’s stock was based on historical volatilities and implied volatility from traded options on Weyerhaeuser Company’s stock. The expected term of the options was based on a Monte-Carlo simulation which considers optionee termination and exercise behaviors. The risk-free interest rate was based on the U.S. Treasury yield curve at the time of grant over a period matching the expected term of the option.

The following table shows our stock option unit activity for the year ended December 31, 2013:

	OPTIONS (IN THOUSANDS)	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL TERM (IN YEARS)	AGGREGATE INTRINSIC VALUE (IN THOUSANDS)
Outstanding at December 31, 2012	2,645	$22.73	5.46	$10,989
Granted	329	$30.54
Exercised	(632)	$21.64
Forfeited or expired	(81)	$26.11

Outstanding at December 31, 2013	2,261	$24.05	5.33	$17,004

Exercisable at December 31, 2013	1,464	$24.07	3.88	$10,985

WEYERHAEUSER RESTRICTED STOCK UNITS

Restricted stock unit awards are granted with a fair value equal to the market price of Weyerhaeuser Company’s stock at the date of grant. Restricted stock unit awards generally vest ratably over four years of continuous service. Award provisions require an accelerated vesting schedule in the event of retirement eligibility or involuntary termination. As restricted stock units vest, a portion of the shares awarded is withheld to cover employee taxes. As a result, the number of restricted stock units vested and the number of Weyerhaeuser common shares issued will differ.

The following table shows our restricted stock unit activity for the year ended December 31, 2013:

	STOCK UNITS (IN THOUSANDS)	WEIGHTED AVERAGE GRANT-DATE FAIR VALUE
Nonvested at December 31, 2012	206	$22.05
Granted	112	$30.55
Vested	(63)	$22.28
Forfeited	(8)	$26.06

Nonvested at December 31, 2013	247	$25.70

Nonvested restricted stock units accrue dividends that are paid out by Weyerhaeuser when restricted stock units vest. Any restricted stock units forfeited will not receive dividends.

WEYERHAEUSER PERFORMANCE SHARE UNITS

As part of our long-term incentive compensation strategy intended to tie executive compensation more closely to company performance, we granted a target number of performance share units to select executives in 2013, 2012 and 2011. These share-based awards will be paid in the form of shares of Weyerhaeuser Company stock—to the extent earned through Weyerhaeuser Company performance against financial goals—over a four-year vesting period. Performance share unit awards generally vest 50 percent, 25 percent and 25 percent on the second, third and fourth anniversaries of the grant date, respectively, as long as the participant remains employed by the company. Awards are forfeited upon termination of employment, except in the event of involuntary termination or retirement where award provisions require an accelerated vesting schedule based on the length of employment after grant date. As performance share units vest, a portion of the shares awarded will be withheld to cover employee taxes. As a result, the number of performance share units vested and the number of Weyerhaeuser common shares issued will differ.

The weighted average assumptions we used in estimating the value of performance share units granted during the years ended December 31, 2013, 2012 and 2011 were as follows:

	2013 GRANTS	2012 GRANTS	2011 GRANTS
Performance period	1/1/2013 – 12/31/2014	1/1/2012 – 12/31/2013	1/1/2011 – 12/31/2012
Valuation date closing stock price	$30.48	$20.56	$24.32
Expected dividends	2.23%	2.92%	0.82%
Risk-free rate	0.09% – 0.46%	0.08% – 0.32%	0.12% – 0.80%
Volatility	22.09% – 29.57%	34.86% – 34.66%	28.65% – 35.74%

The following table shows our performance share unit activity for the year ended December 31, 2013:

	GRANTS (IN THOUSANDS)				WEIGHTED AVERAGE GRANT-DATE FAIR VALUE
	2013	2012	2011	TOTAL
Nonvested at December 31, 2012	—	14	14	28	$24.38
Granted at target	12	—	—	12	$31.59
Vested	—	—	(7)	(7)	$27.30
Performance adjustment	6	3	—	9	$28.70

Nonvested at December 31, 2013	18	17	7	42	$26.86

For 2013, 2012 and 2011 grants, the number of shares earned is based on financial metrics related to Weyerhaeuser Company cash flows and total shareholder return (TSR).

For 2013 grants, Weyerhaeuser exceeded the cash flow target, resulting in an initial number of shares earned equal to 150 percent of target. The ultimate number of performance shares earned may be adjusted when the Weyerhaeuser TSR performance period is completed. The Weyerhaeuser TSR component could modify the initial number of shares earned up or down by 20 percent.

For 2012 grants, Weyerhaeuser exceeded the cash flow target, resulting in an initial number of shares earned equal to 122 percent of target. Because Weyerhaeuser’s two-year TSR ranking was between the 50th and 75th percentile, the initial number of shares granted increased by 17 percent.

For 2011 grants, Weyerhaeuser exceeded the cash flow target, resulting in an initial number of shares earned equal to 105 percent of target. Because Weyerhaeuser’s two-year TSR ranking was greater than the 75th percentile, the initial number of shares granted increased by 20 percent.

NOTE 16: COMMITMENTS AND CONTINGENT LIABILITIES

LEGAL PROCEEDINGS

We are party to various legal proceedings arising in the ordinary course of business; however, we are not currently a party to any legal proceeding that management believes could have a material adverse effect on our long-term consolidated financial position, results of operations or cash flows.

We, and one of our subsidiaries, along with its joint venture members and their respective parent companies, were defendants in lawsuits litigated in Nevada. The plaintiffs (lender groups and one joint venture member) sought damages on the basis of enforcement of guaranties and other related claims regarding South Edge, LLC (South Edge), a large Nevada-based land acquisition and residential development venture. South Edge was put into involuntary bankruptcy by the lenders in February 2011. In October 2011, a plan of reorganization for South Edge was confirmed by the bankruptcy court. The confirmed plan of reorganization provided for the formation of a new joint venture, Inspirada Builders, LLC (Inspirada), a cash settlement to the lenders and the developer, acquisition of land by Inspirada, and settlement of all claims against us and other settling members of the joint ventures by the plaintiffs. Inspirada continues to hold title to the land, which is expected to be distributed to the individual members. We also recorded an investment in Inspirada based on the estimated fair value of the land we expect to receive. We recognized increases to earnings of $0.9 million in the year ended December 31, 2013, $2.1 million in the year ended December 31, 2012 and $6.5 million in the year ended December 31, 2011 as a result of reversing previous accruals for this matter and recognizing the value of land expected to be received from the settlement, which are reflected as a reduction of costs and expenses for land and lots in the accompanying consolidated statement of operations. During 2011, we made payments of $32.1 million in settlement of these claims, which had been fully accrued in a prior year.

OPERATING LEASES

We have operating leases for:

•	office space, other buildings and equipment;

•	model homes; and

•	real estate ground leases.

Office Space, Buildings and Equipment

Our rent expense for office space, buildings and equipment for the years ended December 31, 2013, 2012 and 2011 was:

•	$5.1 million in 2013,

•	$5.4 million in 2012 and

•	$5.7 million in 2011

Our operating lease commitments for office space and other buildings and equipment for the next five years and thereafter were as follows:

DOLLAR AMOUNTS IN THOUSANDS
AS OF DECEMBER 31, 2013
2014	$7,000
2015	5,618
2016	5,369
2017	4,336
2018	2,569
Thereafter	9,600

Our minimum sublease rental income due to us in future periods under noncancellable sublease arrangements for office space and other buildings and equipment for the next five years and thereafter were as follows:

DOLLAR AMOUNTS IN THOUSANDS
AS OF DECEMBER 31, 2013
2014	$711
2015	379
2016	374
2017	267
2018	93
Thereafter	—

Model Homes

As part of our model home activities, we sell selected model homes to third parties at fair value and lease them back at market lease payments for periods approximating six months to three years.

Our rent expense for model homes for the years ended December 31, 2013, 2012 and 2011 was:

•	$0.7 million in 2013,

•	$0.9 million in 2012 and

•	$2.1 million in 2011.

As of December 31, 2013, our only model home lease commitments were $74,000 payable in 2014.

Ground Leases

In 1987, we obtained two 55-year ground leases of commercial property that provided for three renewal options of ten years each and one 45-year renewal option. We exercised the three 10-year extensions on one of these ground leases extending the lease through 2071. The commercial buildings on these properties have been sold and the ground leases have been sublet to the buyers.

For one of these leases, we are responsible for making lease payments to the land owner, and we collect sublease payments from the buyers of the buildings. Our lease commitments under this ground lease, which extends through 2071, were:

DOLLAR AMOUNTS IN THOUSANDS
AS OF DECEMBER 31, 2013
2014	$2,198
2015	2,198
2016	2,198
2017	2,198
2018	2,198
Thereafter	80,757

This ground lease has been subleased through 2041 to the buyers of the commercial buildings. Our lease commitments through 2041 total $61.5 million as of December 31, 2013, and are fully offset by sublease receipts under the noncancellable subleases.

For the second lease, the buyers of the buildings are responsible for making lease payments directly to the land owner. However, we have guaranteed the performance of the buyers/lessees. As of December 31, 2013, guaranteed future payments on the lease, which expires in 2041, were $11.8 million.

LETTERS OF CREDIT AND SURETY BONDS

Our contingent liabilities are customary for a contractor to satisfactorily complete construction projects. In the normal course of business, we provide standby letters of credit and performance bonds as security that we will fulfill our contractual obligations. The amounts of letters of credit and surety bonds we had entered into as of December 31, 2013 and 2012 were:

	DECEMBER 31, 2013	DECEMBER 31, 2012
Letters of credit	$4,316	$4,165
Surety bonds	$280,550	$261,484

Estimated costs to complete the work covered by the surety bonds as of December 31, 2013 were approximately $118 million.

NOTE 17: OTHER ACCRUED LIABILITIES

Other accrued liabilities were comprised of the following:

	DECEMBER 31, 2013	DECEMBER 31, 2012
Estimated cost for completion	$53,160	$33,567
Warranty reserves	24,449	24,485
Customer deposits	13,432	7,664
Other	28,261	28,289

Total	$119,302	$94,005

Estimated cost for completion reflects an accrual for future development costs. As discussed in Note 1: Summary of Significant Accounting Policies—Inventory, land and lot development costs allocated to inventory and expensed as the sale of inventory closes and delivery occurs includes an allocation of future development costs expected to be incurred over the life of a community. If total costs expensed through cost of sales for a community exceed actual costs incurred to date, an accrual is required and is recorded as estimated cost for completion.

Warranty reserves are accrued as home deliveries occur. Our warranty reserves on homes delivered will vary based on product type and geographic area and also depending on state and local laws. The warranty reserve is included in other accrued liabilities on our consolidated balance sheet and represents expected future costs based on our historical experience over previous years. Estimated warranty costs are charged to cost and expenses in the period in which the related single-family home sales revenue is recognized. The change in our warranty reserves were:

DOLLAR AMOUNTS IN THOUSANDS
	YEAR ENDED
	DECEMBER 31, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Warranty reserves, beginning of year	$24,485	$26,404	$25,368
Additions to reserve	8,102	5,423	5,517
Adjustments to pre-existing reserves	1,933	2,650	4,478
Payments	(10,071)	(9,992)	(8,959)

Warranty reserves, end of year	$24,449	$24,485	$26,404

We carry insurance that covers certain warranty expenditures at Pardee. We record expected recoveries from insurance carriers when proceeds are probable and estimable. Outstanding insurance recoveries receivable, a portion of which relates to the warranty liability, were $12.5 million as of December 31, 2013 and $13.7 million as of December 31, 2012. Warranty receivables can be found in Note 4: Receivables.

NOTE 18: SHAREHOLDER’S INTEREST

This note provides details about our preferred shares and common shares.

PREFERRED SHARES

We had no preferred shares outstanding as December 31, 2013. However, we have authorization to issue 10 million preferred shares with a par value of $1.00 per share. We may issue preferred shares at one time or through a series of offerings. The shares may have varying rights that can include:

•	the dividend rates,

•	redemption rights,

•	amount payable upon voluntary or involuntary liquidation,

•	sinking fund provisions,

•	conversion terms and

•	voting rights

When issued, the outstanding preferred shares rank senior to outstanding common shares. That means preferred shares would receive dividends and assets available on liquidation before any payments are made to common shares.

COMMON SHARES

After reflecting the stock split, we had 100 million common shares issued and outstanding December 31, 2013 and December 31, 2012 with a par value of $0.04 per share. No common share dividends have been declared by our Board of Directors during the three years ended December 31, 2013.

CUMULATIVE OTHER COMPREHENSIVE INCOME

We had no cumulative other comprehensive income during the three years ended December 31, 2013.

NOTE 19: REAL ESTATE IMPAIRMENTS AND CHARGES

The following table shows our real estate impairments and charges:

DOLLAR AMOUNTS IN THOUSANDS
	YEAR ENDED
	DECEMBER 31, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Impairments of homebuilding assets and related charges:
Impairments, homebuilding inventory	$341,086	$735	$9,751
Write-off of pre-acquisition costs	4,362	2,856	1,268

Total	$345,448	$3,591	$11,019

Impairments of homebuilding assets and related charges relate primarily to projects or communities held for development. Within a community that is held for development, there may be individual homes or parcels of land that are currently held for sale. Impairment charges recognized as a result of adjusting individual held-for-sale assets within a community to estimated fair value less cost to sell are also included in the total impairment charges above.

The homebuilding impairment charge in 2013 is primarily related to the impairment of the Coyote Springs Property. Under the terms of the TRI Pointe Transaction, certain assets and liabilities of WRECO and its subsidiaries will be excluded from the transaction and retained by Weyerhaeuser, including assets and liabilities relating to the Coyote Springs Property. See Note 23: Transaction Agreement with TRI Pointe Homes, Inc. During the fourth quarter of 2013, following the announcement of the TRI Pointe Transaction, WRECO and Weyerhaeuser began exploring strategic alternatives for the Coyote Springs Property and determined that Weyerhaeuser’s strategy for development of the Coyote Springs Property will likely differ from WRECO’s current development plan. WRECO’s development plan was long-term in nature with development and net cash flows covering at least 15-20 years. The undiscounted cash flows for the Coyote Springs Property under the WRECO development plan remained above the carrying value of the property. Weyerhaeuser’s strategy is to cease holding the Coyote Springs Property for development and to initiate activities in the near-term to market the assets to potential third-party buyers. The undiscounted cash flows under the Weyerhaeuser asset sale strategy were below the carrying value of the property. Consequently, WRECO recognized a non-cash charge of $343.3 million in the fourth quarter of 2013 for the impairment of the Coyote Springs Property.

The homebuilding impairment charge in 2011 was primarily related to the impairment of two individual communities. A $2.0 million impairment at Maracay was triggered by price reductions in a community in response to local market conditions. A $6.1 million impairment at Quadrant was triggered by slower than expected new orders in a community as a result of local market conditions and management’s decision to market the community for sale.

In addition to owning land and residential lots, we also have option agreements to purchase land and lots at a future date. We have option deposits and capitalized pre-acquisition costs associated with the optioned land and lots. When the economics of a project no longer support acquisition of the land or lots under option, we may elect not to move forward with the acquisition. Option deposits and capitalized pre-acquisition costs associated with the assets under option may be forfeited at that time. Charges for such forfeitures are reported as write-off of pre-acquisition costs.

The following table provides information about our homebuilding assets with impairments:

DOLLAR AMOUNTS IN THOUSANDS
	YEAR ENDED
	DECEMBER 31, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Total homebuilding impairment charges	$341,086	$735	$9,751
Fair value measurements using:
Quoted prices in active markets for identical assets (Level 1)	N/A	N/A	N/A
Significant other observable inputs (Level 2)	$1,528	$1,184	$4,722
Significant unobservable inputs (Level 3)	20,000	N/A	13,981

Total adjusted book value as of the end of the year	$21,528	$1,184	$18,703

Total impairment charges include impairments of certain assets that were disposed of during the period. Impaired book values at December 31, 2013, 2012 and 2011, only include assets that were impaired during the period and that remain on our balance sheet as of the end of the period.

We use the market approach to determine fair value of our assets when information for comparable assets is available. This approach is commonly used for completed inventory and individual assets for sale. We typically use:

•	sales prices for comparable assets,

•	market studies,

•	appraisals, or

•	legitimate offers.

We generally use the income approach to determine fair value of real estate for our inactive projects and assets in process of development. The fair value measurement is based on the value indicated by current market expectations regarding future estimated cash inflows and outflows.

The significant unobservable inputs considered in our Level 3 valuations include discounted future cash flows of the projects. We use present value techniques based on discounting the estimated cash flows using a rate commensurate with the inherent risk associated with the assets and related estimated cash flow streams. The estimated future cash flows are affected by community-specific factors that include:

•	estimates and timing of future revenues;

•	estimates and timing of future land development, materials, labor and contractor costs;

•	community location and desirability, including availability of schools, retail, mass transit and other services;

•	local economic and demographic trends regarding employment, new jobs and taxes;

•	competitor presence, product types, future competition, pricing, incentives and discounts; and

•	land availability, number of lots we own or control, entitlement restrictions and alternative uses.

The estimated fair value of the Coyote Springs Property that was impaired during 2013 was primarily based on an independent appraisal that was determined using both other observable inputs (Level 2) related to other market transactions and significant unobservable inputs (Level 3) such as the timing and amounts of future cash flows related to the development of the property, timing and amounts of proceeds from acreage sales, access to water for use on the property and discount rates applicable to the future cash flows. The discount rate applied to the estimated future cash flow projections was 25 percent.

There were no Level 3 valuations in 2012. Discount rates applied to the estimated future cash flows of our homebuilding assets in 2011 ranged from 15 percent to 18 percent.

NOTE 20: CHARGES FOR RESTRUCTURING

Restructuring costs and expenses include costs incurred in connection with the pending TRI Pointe Transaction and costs incurred in connection with general cost reduction initiatives. Restructure costs were comprised of the following:

DOLLAR AMOUNTS IN THOUSANDS
	YEAR ENDED
	DECEMBER 31, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Employee-related costs	$5,736	$573	$999
Lease termination costs	5,202	1,887	1,802

Total	$10,938	$2,460	$2,801

Employee-related costs incurred in the year ended December 31, 2013 were primarily costs incurred in connection with the pending TRI Pointe Transaction, including employee retention and severance costs. These costs were recognized in the Corporate and other reporting segment. Lease termination costs relate to contract terminations in both the current and prior years related to general cost reduction initiatives. These costs were recognized by Pardee and Quadrant. Changes in our reserves related to restructuring activities were as follows:

EMPLOYEE-RELATED RESTRUCTURE RESERVES

DOLLAR AMOUNTS IN THOUSANDS
	YEAR ENDED
	DECEMBER 31, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Accrued employee-related costs, beginning of year	$28	$104	$307
Current year charges	5,736	573	999
Payments	(1,428)	(649)	(1,202)

Accrued employee-related costs, end of year	$4,336	$28	$104

LEASE TERMINATION RESERVES

DOLLAR AMOUNTS IN THOUSANDS
	YEAR ENDED
	DECEMBER 31, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Accrued lease termination costs, beginning of year	$2,335	$3,674	$5,572
Current year charges	5,202	1,887	1,802
Payments	(4,031)	(3,226)	(3,700)

Accrued lease termination costs, end of year	$3,506	$2,335	$3,674

NOTE 21: OTHER INCOME (EXPENSE), NET

Other income (expense), net can fluctuate from year to year and includes:

•	both recurring and occasional income and expense items

•	interest income, and

•	interest expense, net of amounts capitalized.

Various income and expense items included in other income (expense), net for the three years ended December 31, 2013, 2012 and 2011 are as follows:

DOLLAR AMOUNTS IN THOUSANDS
	YEAR ENDED
	DECEMBER 31, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Interest income	$3,450	$1,692	$1,448
Interest expense, net of amounts capitalized	(3,593)	(4,979)	(2,216)
Other, net	2,593	1,711	1,264

Total	$2,450	$(1,576)	$496

NOTE 22: INCOME TAXES

This note provides details about our income taxes applicable to continuing operations:

•	method used for allocating income taxes,

•	earnings before income taxes,

•	provision for income taxes,

•	effective income tax rate,

•	deferred tax assets and liabilities, and

•	unrecognized tax benefits.

METHOD USED FOR ALLOCATING INCOME TAXES

Income taxes are allocated to us using the pro rata method, which means our tax provisions and resulting income tax receivable from or payable to Weyerhaeuser NR Company represent the income tax amounts allocated to us on pro rata share method based upon our actual results. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards which exist for Weyerhaeuser NR Company and are attributable to our operations.

If we were to calculate income taxes using the separate return method, there would be no change to our income tax provision, and our balance sheet as of December 31, 2013 would reflect $0.5 million less deferred tax asset due to utilization of federal credit carryovers on a separate return basis that have not yet been utilized on a consolidated return basis. Our balance sheet at December 31, 2012 would reflect an additional deferred tax asset in the amount of $17 million on a separate return basis for federal net operating losses and credit carryforwards. The difference in the deferred tax asset calculated under the separate return method would be recorded as an adjustment to capital for the hypothetical dividend in 2013 or contribution in 2012 for the difference between the amount received under the tax allocation agreement and the hypothetical settlement based on the separate return method. With the exception of the valuation allowance discussed below, we believe it is more likely than not that we will have sufficient future taxable income on a separate return basis in order to fully realize our deferred tax assets.

EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES

DOLLAR AMOUNTS IN THOUSANDS
	YEAR ENDED
	DECEMBER 31, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Earnings (loss) from continuing operations before taxes	($237,454)	$99,629	$54,272

INCOME TAX EXPENSE FROM CONTINUING OPERATIONS

DOLLAR AMOUNTS IN THOUSANDS
	DECEMBER 31, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Current:
Federal	$21,773	$1,457	$(8,681)
State	1,646	122	701

Total current taxes	23,419	1,579	(7,980)

Deferred:
Federal	(107,651)	33,446	26,934
State	(1,929)	3,885	379

Total deferred taxes	(109,580)	37,331	27,313

Total income tax (benefit) expense	$(86,161)	$38,910	$19,333

EFFECTIVE INCOME TAX RATE APPLICABLE TO CONTINUING OPERATIONS

DOLLAR AMOUNTS IN THOUSANDS
	DECEMBER 31, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
U.S. federal statutory income tax	$(83,109)	$34,870	$18,995
State income taxes, net of federal tax impact	(859)	3,964	835
Other, net	(2,193)	76	(497)

Total income tax (benefit) expense	$(86,161)	$38,910	$19,333

Effective income tax rate	36.3%	39.1%	35.6%

DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities reflect temporary differences between pretax book income and taxable income using presently enacted tax rates and laws. Deferred tax assets represent tax benefits that have already been recorded for book purposes but will be recorded for tax purposes in the future. Deferred tax liabilities represent income that has been recorded for book purposes but will be reported as taxable income in the future.

Items Included in Deferred Tax Assets (Liabilities)

	DECEMBER 31, 2013	DECEMBER 31, 2012
Deferred tax assets:
Impairment and other valuation reserves	$230,430	$126,074
Incentive compensation	15,892	17,742
Indirect costs capitalized	17,068	16,196
Net operating loss carryforwards (state)	34,000	47,122
Other costs and expenses	21,970	17,917

Gross deferred tax assets	319,360	225,051
Valuation allowance	(8,300)	(20,000)

Net deferred tax assets	311,060	205,051

Deferred tax liabilities:
Interest capitalized	(3,040)	(5,450)
Basis difference in inventory	(14,007)	(15,313)
Intangibles	(2,463)	(2,640)
Other	(2,567)	(2,063)

Deferred tax liabilities	(22,077)	(25,466)

Net deferred tax assets	$288,983	$179,585

OTHER INFORMATION ABOUT OUR DEFERRED TAX ASSETS (LIABILITIES)

Other information about our deferred income tax assets (liabilities) include:

•	net operating loss carryforwards and

•	valuation allowance

Net Operating Loss Carryforwards

As of December 31, 2013, our state net operating loss carryforward was $34.0 million, which will expire between 2014 through 2033.

Valuation Allowance

We believe it is more likely than not that we will have sufficient future taxable income to realize our deferred tax assets, with the exception of $8.3 million in state net operating losses for which we have recorded a valuation allowance as of December 31, 2013. The valuation allowance decreased $11.7 million from the amount reported in 2012 due to the expiration of certain state net operating loss carryforwards. We file either separate or unitary state income tax returns.

UNRECOGNIZED TAX BENEFITS

Unrecognized tax benefits represent potential future obligations to taxing authorities if uncertain tax positions we have taken on previously filed tax returns are not sustained. These amounts represent the gross amount of exposure in individual jurisdictions and do not reflect any additional benefits expected to be realized if such positions were not sustained, such as the federal deduction that could be realized if an unrecognized state deduction was not sustained. We have no unrecognized tax benefits as of December 31, 2013 or 2012.

In accordance with our accounting policy, we would accrue interest and penalties related to unrecognized tax benefits as a component of income tax expense.

As of December 31, 2012, our parent, Weyerhaeuser NR Company’s 2008-2010 consolidated federal income tax returns were under examination. The examination was completed during 2013.

NOTE 23: TRANSACTION AGREEMENT WITH TRI POINTE HOMES, INC.

On June 16, 2013, Weyerhaeuser announced its Board of Directors authorized the exploration of strategic alternatives with respect to WRECO. The Board indicated that it intended to consider a broad range of alternatives including, but not limited to, continuing to operate WRECO, or a merger, sale or spin-off of the business.

On November 4, 2013, Weyerhaeuser announced that they had entered into a transaction agreement dated as of November 3, 2013, with TRI Pointe Homes, Inc. (“TRI Pointe”). Pursuant to the transaction agreement, WRECO will be divested through a Reverse Morris Trust transaction and ultimately become a wholly owned subsidiary of TRI Pointe.

Under the terms of the transaction agreement with TRI Pointe, certain assets and liabilities of WRECO and its subsidiaries will be excluded from the TRI Pointe Transaction and retained by Weyerhaeuser, including assets and liabilities relating to the Coyote Springs Property. Weyerhaeuser will indemnify WRECO for costs incurred in connection with the transfer of the Coyote Springs Property from WRECO to Weyerhaeuser.

The Coyote Springs Property involves operating agreements with multiple counterparties. In connection with the Coyote Springs Property, WRECO owns 10,686 lots and has an additional 56,413 lots under control through an option agreement. The total book value of assets related to the Coyote Springs Property was approximately $20.0 million as of December 31, 2013. The book value of inventory related to the Coyote Springs Property on the accompanying consolidated balance sheet is included in land held for future use in Note 5: Inventory, as home construction, sale and related residential development of this property has been delayed pending further market recovery.

Upon close of the TRI Pointe Transaction, which is expected to occur in the second quarter of 2014, our participation in the Revolving Credit Facility Agreement, under which we may currently borrow up to $50.0 million jointly with Weyerhaeuser, and our promissory note due to Weyerhaeuser will expire. See Note 11: Relationship and Transactions with Weyerhaeuser and Note 12: Debt and Revolving Lines of Credit for additional information.

NOTE 24: DISCONTINUED OPERATIONS

On October 31, 2013, our wholly owned subsidiary, Weyerhaeuser Realty Investors, Inc. (WRI), was sold to Weyerhaeuser NR Company. The assets, liabilities as of December 31, 2012 and results of operations for WRI for all periods presented have been recorded as discontinued operations in the accompanying consolidated financial statements. Cash flows of WRI remain fully consolidated in the accompanying consolidated statement of cash flows.

ASSETS AND LIABILITIES OF DISCONTINUED OPERATIONS

DOLLAR AMOUNTS IN THOUSANDS
DECEMBER 31, 2012
Assets:
Receivables, net	$144
Income tax receivable from Weyerhaeuser	15,522
Deferred tax assets	2,627

Total assets	$18,293

Liabilities:
Accounts payable and accrued liabilities	$698

Total liabilities	$698

EARNINGS OF DISCONTINUED OPERATIONS

DOLLAR AMOUNTS IN THOUSANDS
	YEAR ENDED
	DECEMBER 31, 2013	DECEMBER 31, 2012	DECEMBER 31, 2011
Earnings before income taxes	$602	$487	$115
Gain on sale of discontinued operations	1,946	—	—
Income tax benefit (expense)	(710)	275	474

Discontinued operations, net of income taxes	$1,838	$762	$589

During 2013, WRI received tax payments of $15.5 million from Weyerhaeuser. On October 31, 2013, Weyerhaeuser NR acquired WRI for $3.6 million, which represents the estimated fair value of WRI based on a discounted cash flow analysis. The purchase price was recorded as a reduction in our debt payable to Weyerhaeuser. The sale of WRI resulted in a net gain to WRECO of approximately $1.9 million, which was recognized in the fourth quarter of 2013.

NOTE 25: SUBSEQUENT EVENTS

We have evaluated events and transactions through February 18, 2014, the date these consolidated financial statements were issued, for items that should potentially be recognized or disclosed.

THE INFORMATION AGENT FOR THIS EXCHANGE OFFER IS:

THE EXCHANGE AGENT FOR THIS EXCHANGE OFFER IS:

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Sections 23B.08.510 and 23B.08.570 of the Washington Business Corporation Act (the “WBCA”) authorize Washington corporations to indemnify directors and officers under certain circumstances against expenses and liabilities incurred in legal proceedings in which they are involved by reason of being a director or officer. Section 23B.08.560 of the WBCA authorizes a corporation, if provided for in its articles of incorporation, by provision in a bylaw approved or ratified by its shareholders, or a resolution adopted or ratified, before or after the event, by the shareholders, to indemnify or agree to indemnify a director made a party to a proceeding, or obligate itself to advance or reimburse expenses incurred in a proceeding, without regard to the limitations imposed by WBCA Sections 23B.08.510 through 23B.08.550, provided that the corporation may not indemnify any director from or on account of acts or omissions of the director (i) finally adjudged to be intentional misconduct or a knowing violation of law, (ii) finally adjudged to violate WBCA Section 23B.08.310 (relating to unlawful distributions), or (iii) relating to any transaction with respect to which it was finally adjudged that the director personally received a benefit in money, property or services to which the director was not legally entitled.

Section 23B.08.320 of the WBCA authorizes Washington corporations to limit the personal liability of a director to the corporation or its shareholders for monetary damages for conduct as a director, provided that the corporation may not eliminate or limit the liability of a director for acts or omissions (i) that involve intentional misconduct or a knowing violation of law by a director, (ii) that violate WBCA Section 23B.08.310 (relating to unlawful distributions), or (iii) that relate to any transaction from which the director will personally receive a benefit in money, property, or services to which the director is not legally entitled.

Under the Transaction Agreement incorporated by reference as an exhibit hereto, Weyerhaeuser has agreed that it will indemnify WRECO, each WRECO Subsidiary and each of their Affiliates and their respective Representatives (including directors, officers and employees) from and against losses related to certain elements of the transactions. WRECO has agreed that it will indemnify Weyerhaeuser, each Weyerhaeuser Subsidiary and each of their Affiliates and their respective Representatives (including directors, officers and employees) from and against losses related to certain elements of the Transactions.

It is the opinion of the Securities and Exchange Commission that indemnification of directors and officers for liabilities arising under the Securities Act of 1933 is against public policy and is unenforceable pursuant to Section 14 of the Securities Act of 1933.

Item 21. Exhibits and Financial Statement Schedules

(a)	Exhibits.

See the Exhibit Index.

(b)	Financial Statement Schedules.

None.

(c)	Reports, Opinions and Appraisals.

Opinion of Deutsche Bank Securities Inc.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) The undersigned registrant hereby undertakes that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) to respond to requests for information that is incorporated by reference into this prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) that each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(9) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Federal Way, in the State of Washington, on March 28, 2014.

WEYERHAEUSER REAL ESTATE COMPANY

by	/s/ Peter M. Orser
Peter M. Orser
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed on March 28, 2014 by the following persons in the capacities indicated.

Signature	Title	Date

/s/ Peter M. Orser Peter M. Orser	President and Chief Executive Officer (Principal Executive Officer)	March 28, 2014

/s/ L. Dale Sowell L. Dale Sowell	Executive Vice President (Principal Financial Officer)	March 28, 2014

/s/ Beth Cassens Beth Cassens	Vice President and Controller (Principal Accounting Officer)	March 28, 2014

* Jeanne M. Hillman	Director	March 28, 2014

* Thomas M. Smith	Director	March 28, 2014

/s/ Devin W. Stockfish Devin W. Stockfish	Director	March 28, 2014

* By:	/s/ Devin W. Stockfish
Devin W. Stockfish†

†	Pursuant to authority granted by powers of attorney, copies of which have been previously filed.

EXHIBIT INDEX

Exhibit No.	Description

**2.1	Transaction Agreement, dated as of November 3, 2013, by and among Weyerhaeuser Company, Weyerhaeuser Real Estate Company, TRI Pointe Homes, Inc. and Topaz Acquisition, Inc.[1]

**3.1	Certificate of Incorporation of Weyerhaeuser Real Estate Company.

**3.2	Bylaws of Weyerhaeuser Real Estate Company.

***3.3	Amended and Restated Certificate of Incorporation of TRI Pointe Homes, Inc.

***3.4	Amended and Restated Bylaws of TRI Pointe Homes, Inc.

**4.1	Specimen Common Stock Certificate of Weyerhaeuser Real Estate Company.

***4.2	Investor Rights Agreement, dated as of January 30, 2013, by and among TRI Pointe Homes, Inc., VIII/TPC Holdings, L.L.C., BMG Homes, Inc., The Bauer Revocable Trust U/D/T Dated December 31, 2003, Grubbs Family Trust Dated June 22, 2012, The Mitchell Family Trust U/D/T Dated February 8, 2000, Douglas J. Bauer, Thomas J. Mitchell and Michael D. Grubbs.

***4.3	First Amendment to Investor Rights Agreement, dated as of November 3, 2013, by and among TRI Pointe Homes, Inc., VIII/TPC Holdings, L.L.C., BMG Homes, Inc., The Bauer Revocable Trust U/D/T Dated December 31, 2003, Grubbs Family Trust Dated June 22, 2012, The Mitchell Family Trust U/D/T Dated February 8, 2000, Douglas F. Bauer, Thomas J. Mitchell and Michael D. Grubbs.

***4.4	Registration Rights Agreement, dated as of January 30, 2013, among TRI Pointe Homes, Inc., VIII/TPC Holdings, L.L.C., and certain TRI Pointe Homes, Inc. stockholders.

+5.1	Opinion of Devin W. Stockfish, Esq. as to the common shares to be issued by Weyerhaeuser Real Estate Company.

+8.1	Opinion of Covington & Burling LLP as to certain tax matters.

+8.2	Opinion of Gibson, Dunn & Crutcher LLP as to certain tax matters.

*9.1	Voting Agreement, dated as of November 3, 2013, among Weyerhaeuser Company, Thomas J. Mitchell and The Mitchell Family Trust U/D/T Dated February 8, 2000 (incorporated by reference to Exhibit 10.1 to Weyerhaeuser Company’s Current Report on Form 8-K filed on November 4, 2013).

*9.2	Voting Agreement, dated as of November 3, 2013, among Weyerhaeuser Company, Michael D. Grubbs and Grubbs Family Trust Dated June 22, 2012 (incorporated by reference to Exhibit 10.2 to Weyerhaeuser Company’s Current Report on Form 8-K filed on November 4, 2013).

*9.3	Voting Agreement, dated as of November 3, 2013, among Weyerhaeuser Company, Douglas F. Bauer and The Bauer Family Revocable Trust U/D/T Dated December 31, 2003 (incorporated by reference to Exhibit 10.3 to Weyerhaeuser Company’s Current Report on Form 8-K filed on November 4, 2013).

*9.4	Voting Agreement, dated as of November 3, 2013, among Weyerhaeuser Company, VIII/TPC Holdings, L.L.C. and SOF-VIII U.S. Holdings, L.P. (incorporated by reference to Exhibit 10.4 to Weyerhaeuser Company’s Current Report on Form 8-K filed on November 4, 2013).

**10.1	Amended and Restated Commitment Letter, dated as of March 6, 2014, among Citigroup Global Markets Inc., Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., U.S. Bank, National Association, U.S. Bancorp Investments Inc. and Weyerhaeuser Real Estate Company.

**21.1	Subsidiaries of Weyerhaeuser Real Estate Company.

**23.1	Consent of KPMG LLP relating to Weyerhaeuser Real Estate Company.

**23.2	Consent of Ernst & Young LLP relating to TRI Pointe Homes, Inc.

**23.3	Consent of KPMG LLP relating to Weyerhaeuser Company.

Exhibit No.	Description

**23.4	Consent of Deloitte & Touche LLP relating to Longview Timber LLC.

+23.5	Consent of Devin W. Stockfish, Esq. (included in Exhibit 5.1).

+23.6	Consent of Covington & Burling LLP (included in Exhibit 8.1).

+23.7	Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 8.2).

***24.1	Power of Attorney.

*99.1	Form of Tax Sharing Agreement to be entered into by and among Weyerhaeuser Company, Weyerhaeuser Real Estate Company and TRI Pointe Homes, Inc. (incorporated by reference to Exhibit 10.5 to Weyerhaeuser Company’s Current Report on Form 8-K filed on November 4, 2013).

+99.2	Letter of Transmittal for Weyerhaeuser common shares.

+99.3	Exchange and Transmittal Information Booklet for Weyerhaeuser common shares.

+99.4	Letter to brokers, dealers, commercial banks, trust companies and other nominees.

+99.5	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees.

+99.6	Notice of Guaranteed Delivery for Weyerhaeuser common shares.

+99.7	Notice of Withdrawal for Weyerhaeuser common shares.

***99.8	Opinion of Deutsche Bank Securities Inc.

**99.9	Consent of Deutsche Bank Securities Inc.

***99.10	Letter re Voting Agreement, dated as of November 3, 2013, between TRI Pointe Homes, Inc. and Thomas J. Mitchell.

***99.11	Letter re Voting Agreement, dated as of November 3, 2013, between TRI Pointe Homes, Inc. and Michael D. Grubbs.

***99.12	Letter re Voting Agreement, dated as of November 3, 2013, between TRI Pointe Homes, Inc. and Douglas F. Bauer.

***99.13	Letter re Voting Agreement, dated as of November 3, 2013, between TRI Pointe Homes, Inc. and VIII/TPC Holdings, L.L.C.

*	Incorporated by reference
**	Filed herewith
***	Previously filed
+	To be filed by amendment
1	Exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be supplementally provided to the SEC upon request.